Form 40-F
Theratechnologies Inc.
filed 2011-06-13
CIK 1512717

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)
☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
Commission file number:
THERATECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Québec, Canada	2834	Not applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or	Industrial	Identification Number)
organization)	Industrial
Classification
Code Number
(if applicable)
2310 Alfred-Nobel Boulevard
Montreal, Québec, Canada H4S 2B4
(514) 336-7800
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation System
111-8th Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)
Copies to:

Jocelyn Lafond	Lawrence S. Wittenberg
Theratechnologies Inc.	Martin C. Glass
2310 Alfred-Nobel Blvd.	Goodwin Procter LLP
Montreal, Québec, H4S 2B4	Exchange Place
CANADA	Boston, Massachusetts 02109
(514) 336-4804	(617) 570-1000
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☑
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐ No ☐

FORWARD-LOOKING STATEMENTS
This registration statement and the exhibits attached hereto contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this registration statement include, but are not limited to, statements about:
•	our ability, and the ability of our commercial partners, to commercialize EGRIFTA® in the United States and other territories;

•	whether we will receive regulatory approvals for tesamorelin from regulatory agencies in territories other than the United States in which we wish to expand the commercialization of tesamorelin, and the timing and costs of obtaining such regulatory approvals;

•	our recognition of milestones, royalties and other revenues from our commercial partners related to future sales of EGRIFTA®;

•	our plans to conduct a new clinical program for tesamorelin in muscle wasting in chronic obstructive pulmonary disease, or COPD, including the timing and results of these clinical programs;

•	the continuation of our collaborations and other significant agreements with our existing commercial partners and our ability to establish and maintain additional development collaborations;

•	our estimates of the size of the potential markets for EGRIFTA®, tesamorelin and our other product candidates;

•	the rate and degree of market acceptance of EGRIFTA® and our other product candidates;

•	our success in obtaining, and the timing and amount of, reimbursement for EGRIFTA® and our other product candidates;

•	the benefits of tesamorelin and our other product candidates as compared to others’;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to maintain and establish intellectual property rights in tesamorelin and our other product candidates;

•	the manufacturing capacity of third-party manufacturers, including the manufacturer of tesamorelin in commercial quantities;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, liquidity, capital expenditures and income taxes; and

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability.

2

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:
•	tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approval in territories other than the United States covered in our commercialization agreements;

•	no additional clinical studies will be required to obtain said regulatory approval of tesamorelin;

•	EGRIFTA® will be accepted by the marketplace in the United States and will be on the list of reimbursed drugs by third-party payors;

•	our relations with third-party suppliers of EGRIFTA® will be conflict-free and that such third-party suppliers will have the capacity to manufacture and supply EGRIFTA® to meet market demand and on a timely basis;

•	we will obtain positive results from our clinical program for the development of tesamorelin for muscle wasting in COPD patients; and

•	our business plan will not be substantially modified.
Forward-looking statements reflect our views as of the date of the statements with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this registration statement may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in our Annual Information Form for the fiscal year ended November 30, 2010, which is filed as exhibit 99.1 to this Registration Statement, as well as in the other documents attached as exhibits to this Registration Statement. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the statements. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this registration statement, and particularly our forward-looking statements, with these cautionary statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Corporation’s financial statements, including those in the exhibits attached to this Registration Statement, are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS differ in some significant respects from U.S. GAAP, and thus the Corporation’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this registration statement. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we enter into. We are not required to prepare a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.

3

NASDAQ QUORUM REQUIREMENT
Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.
The Corporation does not follow Rule 5620(c), but instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. On February 8, 2006, as permitted by Part IA of the Companies Act (Québec), the Corporation’s directors approved a by-law amendment, which amendment was ratified by the Corporation’s shareholders on March 30, 2006, providing that one or more persons present in person or duly represented and holding not less than 10% of our common shares shall constitute a quorum at a meeting of our shareholders. The foregoing is consistent with the laws, customs, and practices in Canada.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
In accordance with General Instruction B.(1) of Form 40-F, the Corporation hereby incorporates by reference Exhibit 99.1 through 99.91 as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed a written consent of an expert named in the foregoing Exhibit 99.92, as set forth in the Exhibit Index attached hereto.
OFF-BALANCE SHEET ARRANGEMENTS
The Corporation does not have any off-balance sheet arrangements.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of November 30, 2010 information with respect to the Corporation’s known contractual obligations (stated in Canadian dollars).

		Less than 1			More than
Contractual Obligations	Total	Year	1 to 3 Years	3 to 5 Years	5 years
Long Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$6,237,000	$55,000	$1,311,000	$928,000	$3,943,000
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	$6,237,000	$55,000	$1,311,000	$928,000	$3,943,000

Long-term procurement agreements:
During and after the years ended November 30, 2010 and 2009, the Corporation entered into long-term procurement agreements with third-party suppliers in anticipation of the commercialization of EGRIFTA®.
Credit facility:
The Corporation has a $1,800,000 revolving credit facility, bearing interest at prime plus 0.5%. Under the terms of the credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000,000, the Corporation will provide the bank with a first rank movable hypothec (security interest) of $1,850,000 on securities judged satisfactory by the bank.
As at November 30, 2010 and 2009, the Corporation did not have any borrowings outstanding under this credit facility.
UNDERTAKINGS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to this Registration Statement or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
Concurrently with the filing of this Registration Statement, the Registrant will file with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X.
Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

4

SIGNATURES
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

THERATECHNOLOGIES INC.
By:	/s/ Luc Tanguay
	Name:	Luc Tanguay
	Title:	Senior Executive Vice President and Chief Financial Officer

Date: June 13, 2011

5

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Annual information form, for the year ended November 30, 2010

99.2	Management’s Discussion and Analysis, for the twelve months ended November 30, 2010 and 2009

99.3	Audited annual financial statements, for the years ended November 30, 2010 and 2009, and as of December 1, 2008

99.4	Annual information form, for the year ended November 30, 2009

99.5	Annual report, for the year ended November 30, 2009

99.6	Management’s Discussion and Analysis (amended), for the twelve months ended November 30, 2009 and 2008

99.7	Management’s Discussion and Analysis, for the twelve months ended November 30, 2009 and 2008

99.8	Audited annual financial statements, for the years ended November 30, 2009 and 2008

Quarterly Information

99.9	Management’s Discussion and Analysis, for the three months ended February 28, 2011 and 2010

99.10	Interim financial statements/report, for the three months ended February 28, 2011 and 2010

99.11	Management’s Discussion and Analysis, for the three and nine months ended August 31, 2010 and 2009

99.12	Interim financial statements (amended), for the nine months ended August 31, 2010 and 2009

99.13	Management’s Discussion and Analysis (amended), for the three and nine months ended August 30, 2010 and 2009

99.14	Interim financial statements, for the nine months ended August 30, 2010 and 2009

99.15	Management’s Discussion and Analysis (amended), for the three and six months ended May 31, 2010 and 2009

99.16	Interim financial statements (amended), for the six months ended May 31, 2010 and 2009

99.17	Management’s Discussion and Analysis, for the three and six months ended May 31, 2010 and 2009

99.18	Interim financial statements, for the six months ended May 31, 2010 and 2009

99.19	Management’s Discussion and Analysis (amended), for the three months ended February 28, 2010 and 2009

99.20	Interim financial statements (amended), for the three months ended February 28, 2010 and 2009 (as of February 9, 2011)

i

Exhibit	Description

99.21	Interim financial statements (amended), for the three months ended February 28, 2010 and 2009 (as of July 27, 2010)

99.22	Management’s Discussion and Analysis, for the 3 months ended February 28, 2010 and 2009

99.23	Interim financial statements, for the three months ended February 28, 2010 and 2009

99.24	Management’s Discussion and Analysis, for the three months ended November 30, 2009 and 2008

99.25	Interim financial statements, for the periods ended November 30, 2009 and 2008

Shareholder Meeting Materials

99.26	Notice of annual and special meeting of shareholders, dated April 14, 2011, for the Annual and Special Meeting of Shareholders on May 18, 2011

99.27	Form of proxy for the Annual and Special Meeting of Shareholders on May 18, 2011

99.28	Management information circular, dated April 14, 2011

99.29	Notice of annual and special meeting of shareholders, dated February 23, 2010, for the Annual and Special Meeting of Shareholders on March 25, 2010

99.30	Form of proxy for the Annual and Special Meeting of Shareholders on March 25, 2010

99.31	Management information circular, dated February 23, 2010

Material Change Reports

99.32	Material change report, dated June 3, 2011

99.33	Material change report, dated May 27, 2011

99.34	Material change report, dated February 22, 2011

99.35	Material change report, dated February 10, 2011

99.36	Material change report, dated December 16, 2010

99.37	Material change report, dated November 19, 2010

99.38	Material change report, dated September 1, 2010

99.39	Material change report, dated June 8, 2010

99.40	Material change report, dated February 11, 2010

Press Releases

99.41	Press release, dated June 6, 2011, announcing filing of european marketing authorization application of tesamorelin

99.42	Press release, dated June 2, 2011 adopting new R&D Business Model

99.43	Press release, dated May 18, 2011, regarding annual and special meeting of the shareholders

99.44	Press release, dated May 16, 2011, announcing annual and special meeting of the shareholders

99.45	Press release, dated April 12, 2011, announcing results for the first quarter 2011

99.46	Press release, dated March 8, 2011, announcing decision to withdraw the cross-border offering

99.47	Press release, dated February 22, 2011, announcing filing of preliminary prospectus for cross-border offering

Exhibit	Description

99.48	Press release, dated February 22, 2011, announcing new clinical program in muscle wasting in Chronic Obstructive Pulmonary Disease (COPD)

99.49	Press release, dated February 9, 2011, announcing results for the 2010 fiscal year

99.50	Press release, dated February 3, 2011, announcing a distribution and licensing agreement for tesamorelin in Europe

99.51	Press release, dated February 2, 2011, concerning a conference call to announce a partnership agreement

99.52	Press release, dated December 6, 2010, announcing a distribution and licensing agreement for EGRIFTA in Latin America, Africa and the Middle East with sanofi-aventis

99.53	Press release, dated December 5, 2010, concerning a conference call to announce a partnership agreement

99.54	Press release, dated December 2, 2010, announcing plans of early adoption of International Financial Reporting Standards

99.55	Press release, dated December 1, 2010, welcoming the arrival of its new President and CEO

99.56	Press release, dated November 11, 2010, announcing FDA approval of EGRIFTA

99.57	Press release, dated November 10, 2010, concerning a conference call to announce FDA’s final decision on its new drug application for tesamorelin

99.58	Press release, dated October 14, 2010, announcing the retirement date for the President and CEO: Mr. Yves Rosconi

99.59	Press release, dated October 12, 2010, announcing results for the third quarter 2010

99.60	Press release, dated October 5, 2010, announcing presentation at BioContact Quebec

99.61	Press release, dated September 20, 2010, announcing presentation at UBS Global Life Sciences Conference

99.62	Press release, dated September 13, 2010, announcing presentation at the Interscience Conference on Antimicrobial Agents and Chemotherapy 50th annual meeting

99.63	Press release, dated September 1, 2010, announcing the appointment of a new President and CEO

99.64	Press release, dated August 2, 2010, announcing presentations at both BMO and Canaccord Genuity conferences

99.65	Press release, dated July 26, 2010, announces receipt of a motion of authorization to institute a class action

99.66	Press release, dated July 20, 2010, updates timeline for FDA action date for tesamorelin’s New Drug Application

99.67	Press release, dated July 7, 2010, announcing results for second quarter 2010

99.68	Press release, dated June 29, 2010, announcing addition to the Russell Global Index

99.69	Press release, dated June 24, 2010, announcing publication of combined tesamorelin Phase 3 results in JCEM

Exhibit	Description

99.70	Press release, dated June 8, 2010, announcing presentation at both Jefferies and Needham conferences

99.71	Press release, dated June 2, 2010, announcing that Yves Rosconi, President & CEO of Theratechnologies, will retire on December 31, 2010

99.72	Press release, dated May 27, 2010, announcing positive vote by FDA Advisory Committee for tesamorelin

99.73	Press release, dated April 5, 2010, announcing presentation at BioFinance 2010 conference

99.74	Press release, dated March 25, 2010, reporting positive outcome at its annual and special meeting of shareholders

99.75	Press release, dated March 23, 2010, announcing financial results for the first quarter 2010

99.76	Press release, dated March 22, 2010, announcing Annual and Special Meeting of Shareholders

99.77	Press release, dated March 22, 2010, announcing that FDA confirmed date for Advisory Committee review of tesamorelin’s New Drug Application

99.78	Press release, dated March 1, 2010, announcing publication of second Phase 3 results in JAIDS

99.79	Press release, dated February 25, 2010, announcing a tentative new date for the FDA Advisory Committee review of the tesamorelin New Drug Application

99.80	Press release, dated February 10, 2010, announcing that milestones met in 2009 lead to optimistic outlook

99.81	Press release, dated February 10, 2010, announcing adoption of shareholder rights plan

99.82	Press release, dated January 25, 2010, reporting that the FDA will reschedule for administrative reasons the Advisory Committee meeting to review tesamorelin’s NDA

99.83	Press release, dated January 18, 2010, reporting the date for FDA Advisory Committee Review of the Tesamorelin New Drug Application

99.84	Press release, dated January 11, 2010, announcing presentation at Biotech Showcase 2010

99.85	Press release, dated December 29, 2009, announcing patent protection in Brazil for tesamorelin

Other Material Documents Filed with Canadian Securities Regulators

99.86	Shareholder Rights Plan Agreement, dated as of February 10, 2010

99.87	Supply Agreement, by and between Theratechnologies Inc. and Gruppo Cartotecnico abar litofarma SRL, dated January 5, 2010

99.88	OEM Agreement, by and between Theratechnologies Inc. and Becton Dickinson Canada Inc., dated November 6, 2009

99.89	Development and Supply Agreement, by and between Theratechnologies Inc. and Hospira Worldwide, Inc., dated as of March 26, 2009

99.90	Manufacturing and Supply Agreement, by and among Theratechnologies Inc., Bachem Americas Inc., and Bachem, Inc., dated March 11, 2009

Exhibit	Description

99.91	Manufacture and Supply Agreement, by and between Draxis Pharma General Partnership and Theratechnologies Inc., dated as of December 23, 2009

Consent

99.92	Consent of KPMG LLP

v