Form 40-F
period 2011-11-30
Theratechnologies Inc.
filed 2012-02-08
CIK 1512717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2011	Commission file number 001-35203

THERATECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

QUEBEC

(Province or other jurisdiction of incorporation or organization)

2834

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

2310 Alfred-Nobel Blvd., Montreal, Quebec, Canada, H4S 2B4

(514) 336-7800

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 8th Avenue, New York, NY 10011

(212) 894-8800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of November 30, 2011, 60,865,266 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐             No  ☐

EXPLANATORY NOTE

Theratechnologies Inc. (“we”, “us”, “our”, the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the documents incorporated herein by reference contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability, and the ability of our commercial partners, to commercialize EGRIFTATM in the United States and other territories;

•

whether we will receive regulatory approvals for tesamorelin from regulatory agencies in territories other than the United States in which we wish to expand the commercialization of tesamorelin, and the timing and costs of obtaining such regulatory approvals;

•	our recognition of milestones, royalties and other revenues from our commercial partners related to future sales of EGRIFTATM;

•	the continuation of our collaborations and other significant agreements with our existing commercial partners and our ability to establish and maintain additional development collaborations;

•	our estimates of the size of the potential markets for EGRIFTATM, tesamorelin and our other product candidates;

•	the rate and degree of market acceptance of EGRIFTATM and our other product candidates;

•	our success in obtaining, and the timing and amount of, reimbursement for EGRIFTATM and our other product candidates;

•	the benefits of tesamorelin and our other product candidates as compared to others;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to maintain and establish intellectual property rights in tesamorelin and our other product candidates;

•	the manufacturing capacity of third-party manufacturers, including the manufacturer of tesamorelin in commercial quantities;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, liquidity, capital expenditures and income taxes; and

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability.

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

•	no additional clinical studies will be required to obtain said regulatory approval of tesamorelin;

•	sales of EGRIFTATM in the United States will increase;

•

our relations with third-party suppliers of EGRIFTATM will be conflict-free and that such third-party suppliers will have the capacity to manufacture and supply EGRIFTATM to meet market demand and on a timely-basis;

•	we will obtain positive results from our program for the development of new GRF peptides; and

•	our business plan will not be substantially modified.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report on Form 40-F may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk and Uncertainties” in the Management’s Discussion and Analysis for the year ended November 30, 2011 incorporated by reference herein. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this annual report on Form 40-F. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this annual report on Form 40-F, and particularly our forward-looking statements, with these cautionary statements.

NOTE TO UNITED STATES READERS

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission, or the SEC, to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the closing rate of exchange on February 7, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S. $1.00 = Cdn. $0.9948.

AUDITED ANNUAL FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended November 30, 2011 and November 30, 2010, including the report of our independent auditors with respect thereto, are filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis, or MD&A, for the year ended November 30, 2011 is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended November 30, 2011, an evaluation was carried out by our President and Chief Executive Officer, or CEO, and our Senior Executive Vice President and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting and Auditor’s Attestation Report

This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no change occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

Audit Committee

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and NASDAQ Rule 5605(c)2. Our audit committee is composed of Paul Pommier (Chair), Gérald Lacoste and Jean-Denis Talon, each of whom, in the opinion of our directors, is financially literate and independent as determined under National Instrument 52-110 (Audit Committees), or NI 52-110, Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)2.

The audit committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the audit committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. The audit committee also reviews our annual and interim financial statements and news releases containing information taken from our financial statements prior to their release. The audit committee is responsible for reviewing the acceptability and quality of our financial reporting and accounting standards and principles and any proposed material changes to them or their application.

The audit committee has a published charter which is available on our website, www.theratech.com.

Audit Committee Financial Expert

Our board of directors has determined that Paul Pommier qualifies as an “audit committee financial expert” within the meaning of SEC’s rules and each of the members of the audit committee is independent as determined under Exchange Act Rule 10A-3 and NASDAQ Rule 5605(a)(2).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the fees for services provided by KPMG LLP to the Company for the fiscal years ended November 30, 2011 and November 30, 2010.

	Year ended November 30, 2011	Year ended November 30, 2010
Audit fees[1]	$495,100	$122,000
Audit-related fees[2]	15,250	158,025
Tax fees[3]	35,285	56,600
All other fees	—	—

Total	$545,635	$336,625

[1]	Audit fees include fees of $355,000 for audit services performed in connection with our intended public offering and our subsequent listing on NASDAQ.
[2]

Audit-related fees relate to services rendered in connection with the conversion of our annual financial statements from Canadian Generally Accepted Accounting Principles into International Financial Reporting Standards.

[3]	Tax fees relate to services rendered in connection with the preparation of corporate tax returns and general tax advice.

Pre-Approval Policies and Procedures

The audit committee is responsible for overseeing the work of the auditors and pre-approving audit and non audit services. As a matter of practice, the audit committee, and/or the audit committee chairman acting on behalf of the audit committee, will pre-approve all audit and non-audit services to be performed by our auditors.

OFF-BALANCE SHEET ARRANGEMENTS

We were not involved in any off-balance sheet arrangements for the fiscal year ended November 30, 2011, with the exception of the lease of our headquarters described in the MD&A for the fiscal year ended November 30, 2011 filed as Exhibit 99.2 to this annual report on Form 40-F.

CODE OF ETHICS

We have adopted a Code of Ethics, or the Code, that applies to all of our directors, executive officers and employees. Our Code is available on our website at www.theratech.com. Since the adoption of the Code, there have not been any amendments to the Code, nor have there been any waivers, including implied waivers, from any provision of the Code.

CONTRACTUAL OBLIGATIONS

The following table lists as at November 30, 2011 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
Long Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$5,662,000	$136,000	$1,310,000	$1,001,000	$3,215,000
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	$5,662,000	$136,000	$1,310,000	$1,001,000	$3,215,000

Long-term procurement agreements:

As at November 30, 2011, we had entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at November 30, 2011, we had outstanding purchase orders under these agreements amounting to $6,773,000 for the manufacture of EGRIFTATM for delivery in the fiscal years 2012 and 2013.

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the NASDAQ Global Market under the symbol THER. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the SEC, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

We do not follow Marketplace Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirements under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirements in its governing documents. Our quorum requirement is set forth in our by-laws. A quorum for a meeting of our shareholders is one person present in person or duly represented who, in the aggregate, holds no less than 10% of the aggregate number of votes attached to all our voting shares entitled to be voted at the meeting. The foregoing is consistent with the laws, customs and practices in Canada and the rules of the Toronto Stock Exchange.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on February 8, 2012.

Theratechnologies Inc.

By:	/S/ JOHN MICHEL T. HUSS
Name:	John Michel T. Huss
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended November 30, 2011

99.2	Management’s Discussion and Analysis for the fiscal year ended November 30, 2011

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors