Form 40-F/A
period 2011-11-30
Theratechnologies Inc.
filed 2012-02-28
CIK 1512717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

(212) 894-8800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☒Annual Information Form	☐ Audited Annual Financial Statements

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

Yes  ☐             No  ☐

PRINCIPAL DOCUMENT

The Annual Information Form dated February 27, 2012 for the fiscal year ended November 30, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F/A is hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, on February 28, 2012.

Theratechnologies Inc.

By:	/S/ JOHN MICHEL T. HUSS
Name:	John Michel T. Huss
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form dated February 27, 2012 for the fiscal year ended November 30, 2011

99.2	Sections of the Management Proxy Circular dated April 14, 2011 entitled:

• Information Relating to the Annual and Special Meeting - Voting Securities and Principal Holders

• Compensation - Executive Compensation

• Compensation - Other Information

(Incorporated by reference to Exhibit 99.28 to the Registrant’s Registration Statement on Form 40-F filed on June 13, 2011.)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Form 52-109F1 - Certification of Chief Executive Officer

99.8	Form 52-109F1 - Certification of Chief Financial Officer