Form 40-F/A
period 2011-11-30
Theratechnologies Inc.
filed 2013-02-01
CIK 1512717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

(212) 894-8800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☐Annual Information Form	☒ Audited Annual Financial Statements

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

Yes  ☐             No  ☐

EXPLANATORY NOTE

This Amendment No. 2 on Form 40-F/A (“Amendment No. 2”) to the Annual Report on Form 40-F (the “Original Form 40-F”) of Theratechnologies Inc. (the “Registrant”) for the fiscal year ended November 30, 2011 originally filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2012, is being filed to include the signature of the Registrant’s independent auditors, KPMG LLP, in the independent auditors’ report dated February 7, 2012, relating to the Registrant’s audited annual consolidated financial statements for the year ended November 30, 2011 and notes thereto, which signature was inadvertently omitted from the Original Form 40-F filed with the SEC.

The Registrant has included in this Amendment No. 2 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and a new consent from KPMG LLP in respect of the abovementioned independent auditors’ report.

Except as set forth above, this Amendment No. 2 does not modify or update any of the disclosures in the Original Form 40-F. The disclosures in this Amendment No. 2 do not reflect events occurring after the date of the Original Form 40-F of February 8, 2012 to the date of this filing. Accordingly, this Amendment No. 2 should be read in conjunction with the Registrant’s other filings made with the SEC subsequent to the filing of the Original Form 40-F, including the Registrant’s interim financial statements and material change reports filed on Form 6-K as information in such filings would update or supersede certain information contained in those filings as well as in this Amendment No. 2.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Theratechnologies Inc.

By:	/S/ LUC TANGUAY
Name:	Luc Tanguay
Title:	President and Chief Executive Officer

Date: February 1, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the fiscal year ended November 30, 2011

99.2	Management’s Discussion and Analysis for the fiscal year ended November 30, 2011*

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Auditors

*	Previously filed with the Original Form 40-F