Form 20-F
period 2012-11-30
Theratechnologies Inc.
filed 2013-02-27
CIK 1512717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or (g)

of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2012;or

☐ Transition report pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

or

☐ Shell company report pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of event requiring this shell company report:

For the transition period from          to

Commission file number: 1-35203

THERATECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Quebec

(Jurisdiction of incorporation or organization)

2310 Alfred-Nobel Blvd.

Montreal, Quebec, Canada, H4S 2B4

(Address of principal executive offices)

Luc Tanguay

Tel: (514) 336-7800

Fax: (514) 331-9691

2310 Alfred-Nobel Boulevard

Montreal, Quebec, Canada H4S 2B4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED

PURSUANT TO SECTION 12(b) OF THE ACT:

Common Shares, no par value (Title of each class)	The Toronto Stock Exchange (Name of each exchange on which registered)

SECURITIES REGISTERED OR TO BE REGISTERED

PURSUANT TO SECTION 12(g) OF THE ACT:

N/A

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION

PURSUANT TO SECTION 15(d) OF THE ACT:

N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

61,010,603 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐ |

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Form 20-F

INTRODUCTION

BASIS OF PRESENTATION

General

We obtained the industry, market and competitive position data in this Annual Report on Form 20-F, or Annual Report, from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. Certain statistical data and other information regarding the size of the patient population are based on industry publications and/or derived from our own internal analysis of such industry publications. While we believe our internal company research is reliable and the market definitions, methodology and hypotheses we use are appropriate, such research, analysis, methodology or definitions have not been verified by an independent source. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Data on patient population are likely to be inaccurate, especially over long periods of time.

In this Annual Report, the use of EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark. Other trademarks and service marks appearing in this Annual Report are the property of their respective holders. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases.

All monetary amounts set forth in this Annual Report are expressed in Canadian dollars, except where otherwise indicated. References to “$” and “C$” are to Canadian dollars and references to “US$” are to U.S. dollars.

In this Annual Report, references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise.

All information provided in this Annual Report is provided as of February 25, 2013, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

—	our ability, and the ability of our commercial partners, to commercialize EGRIFTATM in the United States and in other territories;

Form 20-F

—	whether we will be able to re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM;

—

whether we will receive regulatory approvals for EGRIFTATM from regulatory agencies in territories other than the United States in which we wish to expand the commercialization of EGRIFTATM, and the timing and costs of obtaining such regulatory approvals;

—	our recognition of milestones payments, royalties and other revenues from our commercial partners related to future sales of EGRIFTATM;

—	the continuation of our collaborations and other significant agreements with our existing commercial partners and our ability to establish and maintain additional development collaborations;

—	our estimates of the patient population for EGRIFTATM;

—	the rate and degree of market acceptance of EGRIFTATM and our other product candidates;

—	our success in obtaining, and the timing and amount of, reimbursement by third-party payors for EGRIFTATM and our other product candidates;

—	the benefits of tesamorelin and our other product candidates as compared to others;

—	the success and pricing of other competing drugs or therapies that are or may become available;

—	our ability to maintain and establish intellectual property rights in tesamorelin and our other product candidates;

—	the manufacturing capacity of third-party manufacturers, including the manufacturer of EGRIFTATM in commercial quantities;

—	our expectations regarding our financial performance, including revenues, expenses, gross margins, liquidity, capital expenditures and income taxes; and

—	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

—

we will re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM and there will be a reasonable likelihood of success in obtaining approval of such application from European regulatory authorities;

—	EGRIFTATM will receive approval in territories (other than the United States) covered in our commercialization agreements;

—	no additional clinical studies will be required to obtain said regulatory approvals of EGRIFTATM;

—	no material adverse events will be reported from the long-term use of EGRIFTATM;

—	sales of EGRIFTATM in the United States will increase over time;

—	no recall or market withdrawal of EGRIFTATM will occur;

—

our relations with third-party suppliers of EGRIFTATM will be conflict-free and that such third-party suppliers will have the capacity to manufacture and supply EGRIFTATM to meet market demand and on a timely-basis; and

—	our business plan will not be substantially modified.

Form 20-F

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this Annual Report may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report, and particularly our forward-looking statements, with these cautionary statements.

This Annual Report also contains estimates and other statistical data made by independent third parties and by us relating to patient population size and other data about our industry and target indications. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.      Directors and senior management.

Not applicable

B.      Advisers.

Not applicable

C.      Auditors.

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.     Selected financial data.

The following selected consolidated financial data should be read in conjunction with our Management’s Discussion and Analysis and our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report. The Consolidated Statement of Comprehensive Income data for the years ended November 30, 2012, 2011 and 2010 and the Consolidated Statement of Financial Position data as at November 30, 2012 and 2011 have been derived from our audited consolidated financial statements which are included in this Annual Report. The Consolidated Statements of Comprehensive Income data for the year ended November 30, 2009 and the Consolidated Statements of Financial Position data as at November 30, 2010, November 30, 2009 and December 1, 2008 have been derived from our audited consolidated financial statements not included herein. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

Form 20-F

IFRS differs in some significant respects from U.S. GAAP, and thus may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we entered into. We are not required to prepare a reconciliation of our consolidated financial statements between IFRS and U.S. GAAP and have not quantified such differences. We previously reported our financial results in accordance with local GAAP, being Canadian GAAP. The Company’s first financial statements in accordance with IFRS as issued by the IASB were for the year ended November 30, 2010 with a date of transition to IFRS of December 1, 2008. We have omitted information for the year ended November 30, 2008 because we do not have such information in accordance with IFRS or U.S. GAAP.

Consolidated Statements of Comprehensive (loss) Income data:

(in thousands of Canadian dollars, except per share amounts)

	Year Ended November 30,
	2012	2011	2010	2009
Sales of goods	$5,235	$8,351	$-	$-
Milestone payments	-	-	25,000	10,884
Upfront payments and initial technology access fees	4,077	5,134	6,846	6,560
Royalties and license fees	4,255	1,443	22	24
Total revenue	13,567	14,928	31,868	17,468
Research and development expenses, net of tax credits	6,341	10,992	14,064	20,810
Restructuring costs	10,702	716	-	-
Total operating expenses	28,413	33,696	25,205	34,215
Total net financial income	911	966	2,381	1,591
Net profit (loss) before income taxes	(13,935)	(17,802)	9,044	(15,156)
Income tax (expense) recovery	(5)	72	(114)	-
Net profit (loss)	(13,940)	(17,730)	8,930	(15,156)
Total comprehensive income (loss) for the year	(13,973)	(17,837)	8,214	(14,246)
Basic and diluted earnings (loss) per share	(0.23)	(0.29)	0.15	(0.25)
Weighted average number of common shares (diluted)	60,983,651	60,733,780	61,322,991	60,314,309

Consolidated Statements of Financial Position data:

(in thousands of Canadian dollars)

	As at November 30,				December 1,
	2012	2011	2010	2009	2008
Cash and bonds	$20,503	$36,787	$64,550	$63,362	$46,337
Total assets	36,332	52,873	71,651	69,154	53,212
Total liabilities	13,662	16,530	18,995	26,106	6,865
Share Capital	280,872	280,488	279,398	279,169	269,219
Total equity	22,670	36,343	52,656	43,048	46,347
Dividends declared per share	--	--	--	--	--

Form 20-F

Exchange rate information

The following table sets forth for each periods indicated, information concerning the high and low closing exchange rates for one Canadian dollars, expressed in U.S. dollars.

Month	High	Low
January 2013	US$1.0165	US$0.9935
December 2012	US$1.0166	US$1.0035
November 2012	US$1.0083	US$0.9962
October 2012	US$1.0225	US$0.9992
September 2012	US$1.0327	US$1.0092
August 2012	US$1.0145	US$0.9929

The average closing exchange rates for one Canadian dollar, expressed in U.S. dollars for the five most recent financial years ended November 30 were US $0.9994 in 2012, US$1.0163 in 2011, US$0.9616 in 2010, US$0.8730 in 2009 and US$0.9560 in 2008. On November 30, 2012 the closing exchange rate for one Canadian dollar, express in U.S. dollar was US$1.0064. On February 25, 2013 the closing exchange rate for one Canadian dollar, expressed U.S. dollar was US$0.9731.

B.  Capitalization and indebtedness

Not applicable

C.  Reasons for the offer and use of proceeds

Not applicable

D.  Risks factors

RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCT AND PRODUCT CANDIDATES

Our commercial success and revenue growth depend largely on the commercialization of EGRIFTATM in the United States and in other territories; the failure of EGRIFTATM to obtain commercial acceptance in other important territories would have a material adverse effect on us.

Our ability to generate revenue is currently solely based on the commercialization of EGRIFTATM in the United States. Our revenues are mainly derived from sales of EGRIFTATM to EMD Serono, Inc., or EMD Serono, for re-sale, royalties received from EMD Serono on U.S. sales of EGRIFTATM to customers, milestone payments from our collaboration and licensing agreement entered into on October 28, 2008, as amended on April 9, 2012, with EMD Serono, or EMD Serono Agreement, and the amortization of the initial payment received upon the closing of the EMD Serono Agreement. Since the launch of EGRIFTATM in the United States in January 2011, the year-over-year, quarterly royalties have grown. There can be no assurance that sales of EGRIFTATM by EMD Serono to customers will continue to increase or remain the same. If sales of EGRIFTATM to customers decrease, our royalties could be materially adversely affected which, in turn, could materially adversely affect our financial condition and operating results. In addition, if sales of EGRIFTATM to customers do not increase, we may never receive the milestone payments negotiated with EMD Serono under the EMD Serono Agreement.

Our ability to grow our revenues from sales of EGRIFTATM will be limited if our commercial partners do not obtain approval, or experience significant delays in their efforts to obtain approval, to market EGRIFTATM in countries outside of the United States.

Form 20-F

In order for EGRIFTATM to be commercialized outside of the United States, it is necessary to obtain regulatory approval from the appropriate regulatory authorities. The regulatory authority of each country has its own rules and regulations and the requirements and timing for regulatory approval vary widely from country to country and may, in some cases, be different than or more rigorous than requirements in the United States. The marketing authorization applications filed by our commercial partners seeking approval of EGRIFTATM is supported by data from clinical trials we conducted to support our new drug application, or NDA, with the United States Food and Drug Administration, or FDA. There is no assurance that these marketing authorization applications supported by the data used to obtain approval of EGRIFTATM in the United States will meet the requirements of various regulatory agencies outside of the United States to approve EGRIFTATM.

Our commercial partner in Africa, Latin America and the Middle East, sanofi, has filed marketing authorization applications for EGRIFTATM in Argentina, Brazil, Columbia, Israel, Mexico and Venezuela. There is no assurance that EGRIFTATM will be approved in those countries. If we do not obtain approval of EGRIFTATM in major Latin American countries, our potential revenue growth could be materially adversely affected. Furthermore, sanofi could decide not to file any application in certain countries if they deem that the potential market is too small.

In Canada, the non-approval of the new drug submission, or NDS, filed with Health Canada’s Therapeutic Products Directorate, or TPD, for EGRIFTATM would have adverse consequences on the potential approval of EGRIFTATM in certain other countries of the world, including Bahrain, Kuwait, Oman, Qatar, Russia, Moldova, Ukraine, Republic of Belarus, Turkmenistan and Tajikistan. In those countries, regulatory agencies require that a certificate of pharmaceutical product, or CPP, from the country of origin of a product for which authorization is sought be filed with the application to begin the review process. If TPD does not approve our NDS for tesamorelin, no Canadian CPP will be issued and our commercial partners will be unable to file a marketing authorization application in countries requiring a Canadian CPP to begin the regulatory review process. In such instances, our capacity to grow our revenues could be adversely affected.

In Europe, we are developing an approach to re-file a marketing authorization application, or MAA, using our currently available data on EGRIFTATM. However, we will not proceed with a re-filing if the likelihood of success of being approved is not reasonable. Even if we decide to re-file a MAA in Europe, such re-filing could be made in certain European countries only and not in the 27 countries covered by the initial filing made by Ferrer Internacional S.A., or Ferrer. There is no assurance that we will be able to re-file a MAA for EGRIFTATM in Europe or in certain European countries and our failure to re-file or, even if re-filed, to obtain approval of EGRIFTATM in Europe or in certain European countries could have a material adverse effect on our revenue growth, operating results and business prospects.

In addition, even if EGRIFTATM is approved in all or some of the countries where marketing authorization applications are filed, or are intended to be filed, there is no assurance that EGRIFTATM will be successfully commercialized in any of those countries.

The overall commercialization success of EGRIFTATM will depend on several factors, including:

—	receipt of regulatory approvals for EGRIFTATM from regulatory agencies in the territories other than the United States in which we wish to expand the commercialization of tesamorelin;

—	market acceptance of EGRIFTATM by the medical community, patients and third-party payors (such as governmental health administration authorities and private health coverage insurers);

—	the amount of resources devoted by our commercial partners, and their local agents in certain countries, to commercialize EGRIFTATM in their respective territories;

—	maintaining manufacturing and supply agreements to ensure the availability of commercial quantities of EGRIFTATM through validated processes;

Form 20-F

—	the number of competitors in our market; and

—	protecting and enforcing our intellectual property and avoiding patent infringement claims.

A decrease in sales of EGRIFTATM in the United States and the non-approval of EGRIFTATM in major Latin American countries, would decrease our capacity to grow revenues and would have a material adverse effect on our financial condition and operating results.

We are substantially dependent on revenues from EGRIFTATM.

Our current and future revenues depend substantially upon sales of EGRIFTATM by our commercial partners, EMD Serono, sanofi, Ferrer and Actelion Pharmaceuticals Canada Inc., or Actelion. Any negative developments relating to this product, such as safety or efficacy issues, the introduction or greater acceptance of competing products, including those marketed and sold by our commercial partners, or adverse regulatory or legislative developments, would have a material adverse effect on our business, prospects and operating results. We expect to be substantially dependent on sales from EGRIFTATM for the foreseeable future. A decline in sales from this product and the non-approval of this product by regulatory agencies outside of the United States would have a material adverse effect on our business, financial condition and operating results.

We have suspended all significant research and development activities related to our product candidates, including TH1173, and the discovery of new peptides until we have sufficient funds to invest in our research and development programs. We may never be able to resume our research and development activities for our product candidates and in connection with the discovery of new peptides. Our incapacity to resume these activities could materially adversely affect our long-term growth and could cause us to rely solely on EGRIFTATM as a revenue-generating asset.

Our portfolio of product candidates is very limited and these product candidates are at early stages of development, except tesamorelin which has been approved for commercialization in the United States. As a result of our revised business plan, we put on hold the launch of the Phase I clinical program for TH1173 and suspended all significant long-term research and development activities on our product candidates and the discovery of new peptides until we have sufficient funds to resume these activities. There is no assurance that we will have sufficient funds to resume these activities and our long-term growth could be materially adversely affected.

Currently, we are relying on EGRIFTATM only to generate revenue and grow our business. If sales of EGRIFTATM in the United States decrease or remain the same, or if EGRIFTATM is withdrawn from the market or is not approved for commercialization in other countries, or if approved, is not successfully commercialized in other countries, we will be unable to grow our business and resume our research and development activities. In addition, even if our financial resources allow us to continue the research and development of our product candidates, there can be no assurance that these product candidates will reach the clinical trial phase, obtain positive results in clinical trials, obtain regulatory approval or, if approved, be successfully commercialized.

Significant safety or drug interaction problems could arise with respect to EGRIFTATM, which could result in restrictions in EGRIFTATM’s label, product recalls, withdrawal of EGRIFTATM from the market or cause us to alter or terminate future development programs using tesamorelin or other GRF peptides, all of which could materially adversely impact our business and its future business prospects.

New safety or drug interaction issues may arise as EGRIFTATM is used over longer periods of time by a wider group of patients some of whom may be taking numerous other medicines or by patients with additional underlying health problems. Significant safety or drug interaction problems could arise with respect to EGRIFTATM, including an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority to force drug manufacturers to take any number of actions if safety or drug interaction problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess

Form 20-F

known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a Risk Evaluation Mitigation Strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States. In addition, previously unknown safety or drug interaction problems could result in product recalls, restrictions on the product’s permissible uses, or withdrawal of the product from the United States market and/or a rejection of the pending marketing authorization applications in other markets.

In addition, if we conduct and complete other clinical trials with tesamorelin, new safety issues may be identified which could negatively impact our ability to successfully complete these studies, the use and/or regulatory status of tesamorelin in other indications and the prospects for approval of future supplemental New Drug Applications, or sNDAs, regardless of the underlying cause. New safety or drug interaction issues may require us to, among other things, provide additional warnings and/or restrictions on the EGRIFTATM’s label, including a boxed warning in the United States or similar warnings outside of the United States, directly alert healthcare providers of new safety information, narrow the current approved indication for EGRIFTATM, alter or terminate future planned trials for additional uses of tesamorelin, any of which could have a material effect on potential sales of EGRIFTATM.

We are dependent on a limited number of collaboration and licensing agreements for the commercialization of EGRIFTATM in the United States, Europe, Latin America, Africa, the Middle East and Canada. These agreements place the commercialization of EGRIFTATM in these markets outside of our control.

Although our collaboration and licensing agreements with EMD Serono, sanofi, Ferrer and Actelion contain provisions governing their respective responsibilities as partners for the commercialization of EGRIFTATM in their respective territories, our dependence on these partners to commercialize EGRIFTATM is subject to a number of risks, including:

—

our limited control of the amount and timing of resources that our commercial partners, and their local agents in certain countries, will be devoting to the commercialization, marketing and distribution of tesamorelin, including obtaining patient reimbursement for EGRIFTATM, which could adversely affect our ability to obtain or maximize our royalty payments;

—

disputes or litigation that may arise between us and our commercial partners, which could adversely affect the commercialization of EGRIFTATM, all of which would divert our management’s attention and our resources;

—

our commercial partners not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights; and

—

corporate reorganizations or changes in business strategies of our commercial partners, which could adversely affect a commercial partner’s willingness or ability to fulfill its obligations under its respective agreement.

Our collaboration and licensing agreements may be terminated by our partners in the event of a breach by us of our obligations under such agreements, including our obligation to supply EGRIFTATM, for which we rely on third parties. The EMD Serono Agreement can also be terminated by EMD Serono at their convenience on 180 days notice. Such a termination could have an adverse effect on our revenues related to the commercialization of EGRIFTATM in the United States. In addition, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTATM in HIV-associated lipodystrophy. In the event of a termination of the EMD Serono Agreement, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTATM in the United States. Any such assertion would divert our management’s attention and, if successful, could expose us to damages or require us to obtain a license from EMD Serono in order to continue selling EGRIFTATM in the United States, all of which could have a material adverse effect on our operating results, cash flows and financial condition.

Form 20-F

If any one of our commercial partners terminates its agreement with us or fails to effectively commercialize EGRIFTATM, for any of the foregoing or other reasons, we may not be able to replace the commercial partner and the occurrence of any of the abovementioned events would have a material adverse effect on our business, operating results and our ability to achieve future profitability.

We are responsible for reporting to our commercial partners all adverse events derived from the use of EGRIFTATM and our failure to meet this obligation may subject us to a breach of our agreements and result in our commercial partners being subject to fines from regulatory agencies. The occurrence of any such events would be detrimental to our business.

Regulations governing the commercialization of a pharmaceutical product require the holders of the regulatory dossier of an approved pharmaceutical product to report to regulatory agencies in the countries where such product received approval all adverse events related to the use of such product regardless of its country of origin pursuant to certain timelines. Under the terms of our agreements with our commercial partners, we agreed to act as the entity collecting from each of our commercial partners all adverse events related to the use of our products in each country where such product is approved and disseminate it to all our commercial partners who, as owner of the regulatory dossier, must report such adverse events to the regulatory agencies of their respective countries.

The method of communicating adverse events from all our commercial partners to us and from us to them requires the set-up of certain systems, the standards of which are regulated. To date, not all of those systems are in place since we must agree with our commercial partners on them. If we fail to set-up those systems or if our commercial partners are not being provided the information required pertaining to the adverse events of our products on a timely basis, this may result in a breach of our commercial agreements and result in our commercial partners being fined by regulatory agencies. In such events, our relationship with our commercial partners will be adversely affected and this may have an adverse effect on our revenue, business and operating results.

We rely on third parties for the manufacture and supply of EGRIFTATM and tesamorelin and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We do not own or operate manufacturing facilities for the production of EGRIFTATM, tesamorelin or any of our other product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third parties to manufacture and supply all of our required raw materials, drug substance and drug product for our preclinical research, clinical trials and commercial sales. For tesamorelin and for EGRIFTATM for commercial sales, we are currently using, and relying on, single suppliers and single manufacturers for raw materials and the final drug substance. Although potential alternative suppliers and manufacturers have been identified, we have not entered into any agreements with them and qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approvals.

Our reliance on third-party manufacturers exposes us to a number of risks. We may be subject to delays in or suspension of the manufacturing of EGRIFTATM and tesamorelin if a third-party manufacturer:

—	becomes unavailable to us for any reason, including as a result of the failure to comply with good manufacturing practice, or GMP, regulations;

Form 20-F

—

experiences manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

—	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

We are aware that our third-party manufacturer of EGRIFTATM for commercial sales located in Kirkland, Province of Québec, Canada, received a warning letter from the FDA, or Warning Letter, for its failure to comply with the GMP regulation. The Warning Letter was issued further to an inspection made by the FDA in early 2012 and after review by the FDA of response letters submitted by such third-party to the FDA to propose corrective measures to issues raised during such inspection. This third-party manufacturer has fifteen (15) business days to respond to the FDA to explain the corrective measures it has taken or intends to take to correct its deficiencies. The Warning Letter states that until all corrective measures have been completed and the FDA has confirmed the corrections and the third-party manufacturer’s compliance with GMP, the FDA may withhold approval of any new applications or supplements listing such third-party manufacturer as a drug manufacturer. In addition, the Warning Letter states that the failure by this third-party manufacturer to implement satisfactory corrective measures may result in the FDA refusing admission of articles manufactured at such third-party manufacturer’s Kirkland site into the United States. If our third-party manufacturer is unable to adequately respond to FDA’s Warning Letter, there could be a delay in or suspension of the supply of EGRIFTATM.

Any delay in or suspension of the supply of EGRIFTATM could delay or prevent the sale of EGRIFTATM and, accordingly, adversely affect our revenues and operating results. In addition, any manufacturing delay or delay in delivering EGRIFTATM caused by quality control problem could result in product defects, recall or withdrawal of products previously shipped for commercial sales or inventory write-offs. Any delay in entering into additional commercial agreements for the manufacture and supply of our drug substance and drug product, could result in our being in default under our collaboration agreements with our commercial partners. If the damage to a supplier’s manufacturer facility is extensive, or, for any reason, it does not operate in compliance with GMP or the third-party manufacturer is unable or refuses to perform its obligations under our agreement, we would need to find an alternative third-party manufacturer. The selection of a replacement third-party manufacturer would be time-consuming and costly since we would need to validate the manufacturing facility of such new third-party manufacturer. The validation process would include an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with GMP. In addition, the third-party manufacturer would have to familiarize itself with our technology. Any delay in finding an alternative third-party manufacturer of tesamorelin and EGRIFTATM could result in a shortage of such peptide or product, which could materially adversely affect our business and results of operations.

Even though EGRIFTATM was launched in the United States, revenue that we generate from its sales may be limited.

Sales of EGRIFTATM or any future products for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of such product by the medical community, including physicians, patients and health care payors. The degree of market acceptance of any of our products will depend on a number of factors, including:

—	acceptance of the product by physicians and patients as safe and effective treatments and addressing a significant unmet medical need;

—	product price;

—	the effectiveness of the sales and marketing efforts of our commercial partners (or ours);

—	storage requirements and ease of administration;

—	dosing regimen;

—	safety and efficacy;

—	prevalence and severity of side effects;

—	competitive products;

—

the ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including Medicare and Medicaid, private health insurers and other third-party payors; and

—	the willingness and ability of patients to pay out-of-pocket for medications in the absence of third-party coverage.

Form 20-F

If EGRIFTATM does not achieve adequate sales level, we may not generate sufficient revenue from this product, and we may not be able to achieve profitability and resume our research and development activities with respect to our product candidates.

We have no internal sales, marketing or distribution capabilities so we must rely on our distribution and licensing agreements with third parties for the sale and marketing of EGRIFTATM or any future products.

We currently have no internal sales, marketing or distribution capabilities and we rely on our commercial partners to market and sell EGRIFTATM in their respective territories. Our agreements with our commercial partners contain termination provisions which, if exercised, could delay or suspend the commercialization of EGRIFTATM or any future products based on tesamorelin.

In the event of any such termination, in order to continue commercialization, we would be required to build our own sales force or enter into agreements with third parties to provide such capabilities. We currently have no marketing capabilities and we have no experience in developing, training or managing a sales force. The development of a sales force would be costly and would be time-consuming given the lack of experience we have in this area. To the extent we develop a sales force, we could be competing against companies that have more experience in managing a sales force than we have and that have access to more funds than us with which to manage a sales force. Consequently, there can be no assurance that a sales force which we develop would be efficient and would maximize the revenues derived from the sale of EGRIFTATM or any future products. In addition, if we decide not to develop our own sales force and to rely on a third-party sales force, there is no assurance that we will find such third party and, to the extent we find such third party, are able to enter into an agreement upon commercially reasonable terms.

Our levels of revenues are highly dependent on obtaining patient reimbursement for EGRIFTATM.

Market acceptance and sales of EGRIFTATM will substantially depend on the availability of reimbursement from third party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTATM.

Under our agreements with our commercial partners, they are responsible for seeking reimbursement of EGRIFTATM in their respective territories and, as a result, we have no control over whether, or what level of, reimbursement is achieved.

We cannot be sure that reimbursement by insurers, government or other third parties will be available for EGRIFTATM and, if reimbursement is available, the level of reimbursement provided to patients. Reimbursement may impact the demand for, or the price of, EGRIFTATM and our future products for which we may obtain marketing approval. If reimbursement is not available or is available only in limited amount, our commercial partners may not be able to successfully commercialize EGRIFTATM or our future products based on tesamorelin and it will have a material adverse effect on our revenues and royalties, business and prospects.

A variety of risks associated with our international business relationships could materially adversely affect our business.

Form 20-F

International business relationships in the United States, Europe, Latin America, Africa, the Middle East and elsewhere subject us to additional risks, including:

—	differing regulatory requirements for drug approvals in foreign countries;

—	potentially reduced protection for intellectual property rights;

—	potential third-party patent rights in foreign countries;

—

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

—	unexpected changes in tariffs, trade barriers and regulatory requirements;

—	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

—	compliance with tax, employment, immigration and labour laws for employees traveling abroad;

—	foreign taxes;

—

foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

—	workforce uncertainty in countries where labour unrest is more common than in the United States and Canada;

—	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

—	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks of international business relationships may materially adversely affect our business, prospects, operating results and financial condition.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue.

In several countries, including Canada and countries which are in Europe, Latin America, Africa and the Middle East, the pricing of prescription drugs may be subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the marketing of a product. To obtain reimbursement or pricing approval in some countries, a clinical trial that compares the cost-effectiveness of a product candidate to other available therapies may be required. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our commercial partners may not be willing to devote resources to market and commercialize EGRIFTATM or may decide to cease marketing such product. In such cases, our business, prospects and operating results could be materially adversely affected.

We face competition and the development of new products by other companies could materially adversely affect our business and products.

Form 20-F

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. Although we believe that we have no direct competitors for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, we could face indirect competition from other companies developing and/or commercializing metabolic products and/or other products that reduce or eliminate the occurrence of excess abdominal fat.

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTATM, our capacity to generate revenues and management’s attention to the development of our business.

We rely on our commercial partners, EMD Serono, sanofi, Ferrer and Actelion to commercialize and to obtain and maintain regulatory approvals of EGRIFTATM in the United States, Europe, Latin America, Africa, the Middle-East and Canada under our distribution and licensing agreements with each of them. We also rely on third-party service providers to manufacture EGRIFTATM for commercialization and tesamorelin for our clinical trials. Under those agreements, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with our commercial partners and third-party service providers, this could materially adversely affect our capacity to generate revenues, our operating results and financial condition as well as divert management’s attention from the conduct of our business plan.

If we fail to comply with government regulations regarding the import and export of products and raw materials, we could be subject to fines, sanctions and penalties that could adversely affect our ability to operate our business.

We import and export products and raw materials from and to several jurisdictions around the world. This process requires us and our commercial partners to operate in a number of jurisdictions with different customs and import/export regulations. The regulations of these countries are subject to change from time to time and we cannot predict the nature, scope or impact of these changes upon our operations. We, and our commercial partners, are subject to periodic reviews and audits by U.S. and foreign authorities responsible for administering these regulations. To the extent that we, or our commercial partners, are unable to successfully defend against an unfavorable audit or review, we may be required to pay assessments, penalties and increased duties, which may, individually or in the aggregate, adversely affect our business, operating results and financial condition.

RISKS RELATED TO THE REGULATORY REVIEW PROCESS

Even after regulatory approval has been obtained, regulatory agencies may impose limitations on the indicated uses for which our products may be marketed, subsequently withdraw approval or take other actions against us that would be adverse to our business.

Even though we have obtained marketing approval of EGRIFTATM in the United States, the FDA and regulatory agencies in other countries have the ability to limit the indicated use of a product. Also, the manufacture, marketing and sale of our products will be subject to ongoing and extensive governmental regulation in the countries in which we intend to market our products. For example, although we obtained marketing approval of EGRIFTATM in the United States, the marketing of EGRIFTATM will be subject to extensive regulatory requirements administered by the FDA, such as adverse event reporting and compliance with marketing and promotional requirements. The FDA has also requested that we comply with certain post-approval requirements in connection with the approval of EGRIFTATM, namely, the development of a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation), a long-term observational safety study using EGRIFTATM and a Phase 4 clinical trial. Although we have received marketing

Form 20-F

approval of EGRIFTATM in the United States, there is no assurance that regulatory agencies in other countries will approve EGRIFTATM. Regulatory agencies in these other countries could approve EGRIFTATM subject to additional post-approval requirements. If such is the case, we may incur unforeseen expenses to meet these post-approval requirements and such expenses could have a material adverse effect on our liquidities and financial condition.

Our third party manufacturing facilities for EGRIFTATM will also be subject to continuous reviews and periodic inspections and approval of manufacturing modifications by regulatory agencies, including the FDA. The facilities must comply with GMP regulations. The failure to comply with FDA requirements (and those of other regulatory agencies) can result in a series of administrative or judicial sanctions or other setbacks, including:

—	restrictions on the use of the product, manufacturers or manufacturing processes;

—	warning letters;

—	civil or criminal penalties;

—	fines;

—	injunctions;

—	product seizures or detentions;

—	import or export bans or restrictions;

—	product recalls and related publicity requirements;

—	suspension or withdrawal of regulatory approvals;

—	total or partial suspension of production; and

—	refusal to approve pending applications for marketing approval of EGRIFTATM, new product candidates or supplements to approved applications.

Addressing any of the foregoing or any additional requirements of the FDA or other regulatory agencies may require significant resources and could impair our ability to successfully commercialize our products.

To date, we do not have the required regulatory approvals to commercialize EGRIFTATM outside of the United States and cannot guarantee that we will obtain such regulatory approvals or that any of our product candidates will be approved for commercialization in any country, including the United States.

The commercialization of EGRIFTATM outside of the United States and of our future products first requires the approval of the regulatory agencies in each of the jurisdictions where we intend to sell such products. In order to obtain the required approvals, we must demonstrate, following preclinical and clinical studies, the safety, efficacy and quality of a product.

The rules and regulations relating to the approval of a new drug are complex and stringent. Although we have obtained marketing approval of EGRIFTATM in the United States, there is no assurance that regulatory agencies in other territories will approve EGRIFTATM.

All of our product candidates are subject to preclinical and clinical studies. If the results of such studies are not positive, we will not be in a position to make any filing seeking the regulatory approval for our product

Form 20-F

candidates or, even where a product candidate has been filed for approval, we may have to conduct additional clinical trials or testing on such product candidate in an effort to obtain results that further support the safety and efficacy of such product candidate. Such studies are often costly and may also delay a filing or, where additional studies or testing are required after a filing has been made, the approval of a product candidate.

While an application for a new drug is under review by a regulatory agency, it is customary for such regulatory agency as part of its review process to ask questions regarding the application that was filed, including questions regarding the manufacturing of the product, its safety and efficacy. If these questions are not answered quickly and in a satisfactory manner, the marketing approval of the product subject to the review and its commercialization could be delayed or, if the questions are not answered in a satisfactory manner, denied. If EGRIFTATM is not approved by the appropriate regulatory agencies for commercialization outside of the United States, our capacity to generate revenues in the long-term will be impaired and this could materially adversely affect our financial condition and our operating results.

Obtaining regulatory approval is subject to the discretion of regulatory agencies in each relevant jurisdiction. Therefore, even if we obtain regulatory approval from one agency, or succeed in filing the equivalent of an NDA, in other countries, or have obtained positive results relating to the safety and efficacy of a product candidate, a regulatory agency may not accept the filing or the results contained therein as being conclusive evidence of the safety and efficacy of a product candidate in order to allow us to sell the product candidate in its country. A regulatory agency may require that additional tests on the safety and efficacy of a product candidate be conducted prior to granting approval of such product candidate. These additional tests may delay the approval of such product candidate, and depending on the type of additional tests, can have a material adverse effect on our financial condition and operating results and may not necessarily lead to the approval of the product candidate.

We have only obtained FDA approval for EGRIFTATM and we must complete several preclinical studies and clinical trials for our other product candidates which may not yield positive results and, consequently, could prevent us from obtaining additional regulatory approvals.

Obtaining FDA approval for the commercialization of drug products requires a demonstration through preclinical studies and clinical trials that the drug is safe and effective. All of our other product candidates are either at the discovery or pre-clinical stage, except TH1173 which is ready to enter into Phase 1 clinical trial.

If any of our future preclinical studies or clinical trials fail to show positive efficacy data or result in adverse patient reactions, we could be required to perform additional preclinical studies or clinical trials, to extend the term of our studies and trials, to increase the number of patients enrolled in a given trial or to undertake ancillary testing. Any of these events could cause an increase in the cost of product development, delay filing of an application seeking marketing approval or result in the termination of a study or trial and, accordingly, could cause us to cease the development of a product candidate. In addition, the future growth of our business could be negatively impacted since there can be no guarantee that we would be able to develop new compounds, license or purchase compounds or product candidates that would result in marketed products.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may also affect the prices we can obtain.

In the United States and other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for EGRIFTATM and our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell EGRIFTATM or any of our other product candidates for which we intend to seek marketing approval.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative

Form 20-F

changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and sales price that we receive for EGRIFTATM or any other approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, U.S. President Obama signed into law the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, beginning in 2011, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. We will not know the full effects of the Health Care Reform Law until applicable U.S. federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue to apply the pressure on pharmaceutical pricing. Pressure on pharmaceutical pricing may adversely affect the amount of our royalties in the United States.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications related to our proprietary technologies, inventions and improvements that are important to the development of our business.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us

Form 20-F

with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

Although we have received patents from the United States Patent and Trademark Office, or USPTO, for the treatment of HIV-related lipodystrophy with tesamorelin, there can be no guarantee that, in the other countries where we filed patent applications for the treatment of HIV-related lipodystrophy, we will receive a patent or obtain granted claims of similar breadth to those granted by the USPTO. In addition, we have applied to the USPTO to obtain 1,827 days of patent term extension for U.S. patent No. 5,861,379. There is no assurance that the USPTO will issue a decision granting us the extension period sought or accept our application.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.

Our ability to defend ourselves against infringement by third parties of our intellectual property in the United States with respect to tesamorelin for the treatment of reducing excess abdominal fat in HIV-infected patients with lipodystrophy depends, in part, on our commercial partner’s decision to bring an action against such third party. Under the terms and conditions of the EMD Serono Agreement, EMD Serono has the first right to bring an action against a third party for infringing our patent rights with respect to tesamorelin for the treatment of reducing excess abdominal fat in HIV-infected patients with lipodystrophy. Any delay in pursuing such action or in advising us that it does not intend to pursue the matter could decrease sales, if any, of tesamorelin for the treatment of reducing excess abdominal fat in HIV-infected patients with lipodystrophy and adversely affect our revenues.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.

Our capacity to commercialize our product candidates, and more particularly tesamorelin, will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always

Form 20-F

easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.

Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favourable to us, and/or pay damages, including up to treble damages in the United Sates (for example, if found liable of wilful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

We have not been served with any notice alleging that we infringe a third-party patent, but there may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. We are aware of third-party patents for the reduction of accumulation of fat tissue in HIV patients and, if a patent infringement suit was brought against us, we believe that we should not be found to infringe any valid claims of these patents. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.

OTHER RISKS RELATED TO OUR BUSINESS

We have a history of net losses and we may never achieve consistent profitability.

We have been reporting losses since our inception (except for the financial years ended November 30, 2010, 2001 and 2000) and, as at November 30, 2012, we had an accumulated deficit of $266,786,000.

Our profitability will depend on, among other things, our commercial partners’ ability and willingness to successfully commercialize EGRIFTATM and to obtain regulatory approvals of EGRIFTATM in certain countries

Form 20-F

of Latin America and Canada. Our profitability will also depend on our capacity to obtain approval of EGRIFTATM in Europe or in some European countries. There is no guarantee that our commercial partners will succeed in commercializing EGRIFTATM or that EGRIFTATM and our product candidates will ever receive approval for commercialization in any jurisdictions. In addition, if revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, operating results and financial condition could be materially adversely affected and we may never sustain profitability.

We intend to rely on third-party service providers to conduct our preclinical studies and clinical trials if the research and development activities related to our product candidates are resumed and the failure by any of these third parties to comply with their obligations may delay the studies which could have an adverse effect on our research and development programs.

We have limited human resources to conduct preclinical studies and clinical trials particularly in light of our recent restructurings and will have to rely on third-party service providers if the research and development activities related to our product candidates are resumed to conduct our studies and trials and carry out certain data gathering and analyses. If our third-party service providers become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical studies and clinical trials, operational failures such as equipment failures or unplanned facility shutdowns, or damage from any event such as fire, flood, earthquake, business restructuring, labour dispute or insolvency or, if they fail to perform their contractual obligations pursuant to the terms of our agreements with them, such as failing to perform the testing, compute the data or complete the reports further to the testing, we may incur delays which may be significant in connection with the planned timing of our trials and studies which could adversely affect the timing of the development program of a product candidate or the filing of an application seeking marketing approval in a jurisdiction where we rely on third-party service providers to make such filing. In addition, where we rely on such third-party service provider to help in answering any question raised by a regulatory agency during its review of one of our files, the unavailability of such third-party service provider may adversely affect the timing of the review of an application and could ultimately delay the approval. If the damages to any of our third-party service providers are material, or, for any reason, such providers do not operate in compliance with good laboratory practice, or GLP, or are unable or refuse to perform their contractual obligations, we would need to find alternative third-party service providers.

If we needed to change or select new third-party service providers, the planned working schedule related to preclinical studies and/or clinical trials could be delayed since the number of competent and reliable third-party service providers of preclinical and clinical work in compliance with GLP is limited. In addition, if we needed to change or select new third-party service providers to carry out work in response to a regulatory agency review of one of our applications, there may be delays in responding to such regulatory agency which, in turn, may lead to delays in commercializing a product candidate.

Any selection of new third-party service providers to carry out work related to preclinical studies and clinical trials would be time-consuming and would result in additional delays in receiving data, analysis and reports from such third-party service providers which, in turn, would delay the filing of any new drug application with regulatory agencies for the purposes of obtaining regulatory approval to commercialize our product candidates. Furthermore, such delays could increase our expenditures to develop a product candidate and materially adversely affect our financial condition and operating results.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

The conduct of clinical trials requires the enrolment of patients. We may have difficulties enrolling patients for the conduct of our future clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients for our clinical trials could result in the cancellation of clinical trials or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial

Form 20-F

could result in the clinical trial being cancelled. Any of these events would have material adverse consequences on the timely development of our product candidates, the filing of an NDA, or its equivalent, with regulatory agencies and the commercialization of such product candidates.

We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements, including resuming the research and development programs of our product candidates and their commercialization.

We do not presently generate significant recurrent revenues and may need financing in order to fund all or part of our capital requirements to sustain our growth, to resume research and development of new and current product candidates, to conduct clinical programs, to develop our marketing and commercial capabilities and to meet our compliance obligations with various rules and regulations to which we are subject. In the past, we have been financed through public equity offerings in Canada and private placements of our equity securities, as well as through tax credits. Since the launch of EGRIFTATM, we have also been financing our activities through upfront payments, milestone payments and royalties received from EMD Serono. We may need to undertake additional equity offerings to raise capital, the size of which cannot be predicted. However, the market conditions or our business performance may prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional equity capital by way of public or private equity offerings in the future. In such a case, we would have to use other means of financing, such as issuing debt instruments or entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. If adequate funding is not available to us, we may be required to delay, reduce, or sell or assign rights to our technologies, products or product candidates. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of EGRIFTATM and our other product candidates, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources.

An adverse determination, if any, in the securities class action lawsuit currently pending against us, or any other future lawsuits in which we are a defendant, could have a material adverse effect on us.

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000-515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were

Form 20-F

shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgment with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. No judgment has been rendered yet following the January 24, 2013 hearing. Whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of our business.

We may also be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business, operating results and financial condition. We maintain liability insurance, however, if any costs or expenses associated with this or any other litigation exceed our insurance coverage, we may be forced to bear some or all of these costs and expenses directly, which could be substantial and could have a material adverse effect on our available funds and operating results.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and granted options to all of our executive officers and employees as a retention mechanism, but such agreements and options do not guarantee that our executive officers and employees will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. If we lose the services of our key employees for any reason and are unable to attract qualified personnel to replace the services of these key employees, our capacity to pursue our business plan could be materially adversely affected.

There is intense competition for qualified personnel in the areas of our activities, and we may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may be unable to identify and complete in-licensing or acquisitions. In-licensing or acquisitions could divert management’s attention and financial resources, may negatively affect our operating results and could cause significant dilution to our shareholders.

In the future, we may engage in selective in-licensing or acquisitions of products or businesses. There is a risk that we will not be able to identify suitable in-licensing or acquisition candidates available for sale at reasonable prices, complete any in-licensing or acquisition, or successfully integrate any in-licensed or acquired product or business into our operations. We are likely to face competition for in-licensing or acquisition candidates from other parties including those that have substantially greater available resources. In-licensing or acquisitions may involve a number of other risks, including:

—	diversion of management’s attention;

—	disruption to our ongoing business;

—	failure to retain key acquired personnel;

—	difficulties in integrating acquired operations, technologies, products or personnel;

Form 20-F

—	unanticipated expenses, events or circumstances;

—	assumption of disclosed and undisclosed liabilities;

—	inappropriate valuation of the acquired in-process research and development, or the entire acquired business; and

—	difficulties in maintaining customer relations.

If we do not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on our business, operating results and financial condition. Inherited liabilities of or other issues with an acquired business could have a material adverse effect on our performance or our business as a whole. In addition, if we proceed with an acquisition, our available cash may be used to complete the transaction, diminishing our liquidity and capital resources, or shares may be issued which could cause significant dilution to our existing shareholders.

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events or our ability to achieve these objectives may differ from what has been publicly disclosed. Events such as completion of a clinical program, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of our product, announcement of additional clinical programs for a product candidate or levels of sales of a product may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have an adverse material effect on our business plan, financial condition or operating results.

In connection with the reporting of our financial results, we are required to make estimates and assumptions which involve uncertainties, and any significant differences between our estimates and actual results could have an adverse impact on the presentation of our financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue and deferred revenue, stock option plan, income taxes, onerous lease provision and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of tax credits and grants receivable and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact the presentation of our financial position, operating results and cash flows.

The outcome of scientific research is uncertain and our failure to discover new peptides could slow down the growth of our portfolio of products.

Form 20-F

We have suspended all significant research and development activities relating to the discovery of new peptides. However, if we resume such activity, the outcome of scientific research is uncertain and may prove unsuccessful and, therefore, may not lead to the discovery of new peptides and progression of these peptides to an advanced development stage. Our inability to develop new peptides or to further develop our product candidates could slow down the growth of our portfolio of products.

RISKS RELATED TO OUR COMMON SHARES

Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

Since our initial public offering in Canada, our valuation and share price have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. In the past, the market price of our common shares has fluctuated and will continue to fluctuate due to various factors including the risk factors described herein and other circumstances beyond our control. An investment in our common shares could decline in value or fluctuate significantly.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

—	variations in the level of revenues and royalties received related to EGRIFTATM;

—	variations in the level of expenses related to the conduct of our business;

—	addition or termination of clinical trials;

—	any intellectual property infringement lawsuit in which we may become involved;

—	regulatory developments affecting our product candidates;

—	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; and

—	the achievement and timing of milestone payments under our existing strategic partnership agreements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We do not intend to pay dividends on our common shares and, consequently, the ability of investors to achieve a return on their investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividend on our common shares and we do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

If we identify a material weakness in our internal controls over financial reporting, our ability to meet our reporting obligations and the trading price of our common shares could be negatively affected.

Form 20-F

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under Canadian and American securities laws to report annually on our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Our independent auditors do not certify the effectiveness of our internal controls over financial reporting because we are a non-accelerated filer. If we determine that our internal controls over our financial reporting are not effective, or we discover areas that need improvement in the future, these shortcomings could have an adverse effect on our business and financial results, and the price of our common shares could be negatively affected.

If we cannot conclude that we have effective internal controls over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the Canadian and American regulatory authorities.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our common shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

—	the sales of EGRIFTATM by our commercial partners;

—	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

—	the timing of regulatory submissions and approvals;

—	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

—	the outcome of any litigation;

—	changes in foreign currency fluctuations;

—	the timing of achievement and the receipt of milestone or royalty payments from current or future third parties;

—	failure to enter into new or the expiration or termination of current agreements with third parties; and

—	failure to introduce our product candidates to the market in a manner that generates anticipated revenues.

We may be adversely affected by currency fluctuations.

A substantial portion of our revenue is earned in U.S. dollars, but a substantial portion of our operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar, may have a material adverse effect on our business, financial condition

Form 20-F

and operating results. We engage occasionally in limited transactional hedging schemes and we also mitigate the risk of currency fluctuations by actively monitoring and managing our foreign currency holdings relative to our foreign currency expenses.

Our shareholder rights plan and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We believe that we are not currently a PFIC for U.S. federal income tax purposes, but PFIC classification is fundamentally factual in nature, determined annually and subject to change.

We do not believe that we are currently a passive foreign investment company, or PFIC, for U.S. federal income tax purposes but we cannot warrant that our status will remain the same in a foreseeable future. If we were a PFIC, or if we were to become a PFIC in future taxable years, while a U.S. person is the holder of our common shares, such person would generally be subject to adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of common shares as ordinary (rather than capital gain) income, potential interest charges on those gains and certain other distributions made by us and ineligibility for the preferential tax rates on dividends paid by qualified foreign corporations generally available to certain non-corporate U.S. persons. For a more detailed discussion of the consequences of our company being classified as a PFIC, including discussion of certain elections which, if available, could mitigate some of the adverse consequences described above, see “Item 10.E - Taxation” of this Annual Report.

U.S. persons are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of our common shares as may be applicable to their particular circumstances.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act, as amended, and the rules promulgated thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

Item 4.  Information on the Company

A.   History and development of the Company.

Our legal name and commercial name is Theratechnologies Inc. Our head office, principal office and laboratory facilities are located at 2310 Alfred-Nobel Boulevard, Montreal, Québec, Canada, H4S 2B4. Our telephone number is (514) 336-7800. Our website is www.theratech.com. Our transfer agent and registrar is Computershare Trust Company of Canada, 1500 University Street, suite 700, Montreal, Québec, Canada H3A 3S8. Our agent for service in the United States is CT Corporation System, 111 8th Avenue, New York, NY 10011 (212) 894-8800.

Form 20-F

We were incorporated under Part IA of the Companies Act (Québec), or CAQ, on October 19, 1993 under the name Theratechnologies Inc. We amended our articles on October 20, 1993 by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the Business Corporations Act (Québec), or BCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the BCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The BCA was applicable immediately without having to complete any formalities.

On November 11, 2010, our first product, EGRIFTATM (tesamorelin for injection), was approved by the FDA and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently marketed in the United States by EMD Serono pursuant to the EMD Serono Agreement. Information relating to the EMD Serono Agreement is detailed in “Item 4.B – Business Overview” of this Annual Report.

On June 6, 2011, our commercial partner in Europe, Ferrer, filed a MAA with the EMA, for EGRIFTATM. On June 22, 2012, we announced that Ferrer was withdrawing the MAA for EGRIFTATM following an oral explanation with the EMA’s CHMP which did not allow for the CHMP to conclude on a positive risk/benefit balance. Concerns were raised by the CHMP regarding the increase level of IGF-1 and the related potential safety concerns over the long-term use of EGRIFTATM. The CHMP also raised concerns about the lack of data on the correlation between the effect of reducing VAT and cardiovascular diseases.

Sanofi, our commercial partner in Latin America, Africa and the Middle East, has filed marketing authorization application for EGRIFTATM in Argentina, Brazil, Columbia, Israel, Mexico and Venezuela. On June 22, 2012, we announced that the Brazilian National Health Surveillance Agency, or ANVISA, had audited the Montreal-based third-party manufacturing site for EGRIFTATM and identified technical deficiencies. All of the corrective measures proposed by ANVISA have been agreed to by the manufacturer and most of them have now been implemented. ANVISA must conduct a conformational audit of this Montreal-based third-party manufacturing site and all of the corrective measures will have been completed by the time of such audit.

On June 20, 2011, we announced the filing of a NDS with TPD for EGRIFTATM in Canada and, on June 22, 2012, we announced that we had received a NON from TPD which contained questions regarding the long-term safety of tesamorelin, the appropriate patient population and the proposed indication. We have responded to the questions contained in the NON and a decision from TPD is expected in the second quarter of our current fiscal year.

On October 30, 2012, we announced revisions to our business plan and a related restructuring. The principal thrust of the revised plan is to become cash neutral as soon as possible by focusing almost all of our efforts and resources on maximizing revenues from EGRIFTATM, while continuing to tightly manage expenses. Completion of the preclinical studies on our second generation growth hormone peptide, or TH1173, by the end of the 2012 calendar year was not affected but the launch of the Phase 1 clinical program with TH1173 was put on hold until we have sufficient funds to invest in this program. In addition, all significant long-term research and development activities with respect to our product candidates and the discovery of new peptides were suspended. The restructuring resulted in a workforce reduction of approximately 15 employees.

Form 20-F

On February 5, 2013, our common shares ceased trading on the NASDAQ Global Market following our voluntary decision to delist from this exchange on January 14, 2013. However, our common shares continue to trade on the TSX under the symbol “TH”.

B.   Business Overview.

OVERVIEW

We are a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor, or GRF, peptides.

Our strategy is to maximize revenues from EGRIFTATM while continuing to tightly manage our expenses in order to become cash neutral as soon as possible. Our first product, EGRIFTATM (tesamorelin for injection), was approved by the FDA in November 2010 and was launched in the USA in January 2011. EGRIFTATM is currently the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

Based on our analysis of 21 independent medical studies published from 2000 to 2008, we estimate that excess abdominal fat in HIV-infected patients affects approximately 27% of HIV-infected patients treated with antiretroviral therapies and approximately 12% of untreated patients. In HIV-infected patients, lipodystrophy may be caused by the viral infection itself, the use of antiretroviral therapy, or both. Lipodystrophy is characterized by abnormalities in the production and storage of fat, which lead to excess abdominal fat, or lipohypertrophy, and the loss of fat tissue, or lipoatrophy, generally occurring in the limbs and facial area. Lipodystrophy may also encompass both lipohypertrophy and lipodystrophy.

Excess abdominal fat in HIV-infected patients is associated with significant health risks beyond the mortality risk of the HIV infection itself. These health risks include metabolic disturbances such as hyperlipidemia, an increase in the amount of fat in the blood (such as triglycerides and cholesterol), and hyperglycemia, an increase in the amount of sugar in the blood, characterized by insulin resistance, both of which lead to increased risks of cardiovascular diseases and diabetes. Recent data also indicates that abdominal fat accumulation is associated with neurocognitive disorders in HIV-infected patients. While there is evidence that suggests that lipoatrophy may be reduced with certain newer HIV therapies, switching to newer HIV drugs has inconsistent and limited effect on the reversal or the incidence of lipohypertrophy.

EGRIFTATM is currently marketed exclusively in the United States by EMD Serono pursuant to the EMD Serono Agreement. We have also entered into distribution and licensing agreements for EGRIFTATM with sanofi, granting sanofi the exclusive commercialization rights in Latin America, Africa and the Middle East, with Ferrer, granting Ferrer the exclusive commercialization rights in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries and with Actelion, granting Actelion the exclusive commercialization rights in Canada. For a description of these agreements, see “Item 4.B – Business Overview” of this Annual Report.

EGRIFTATM is the trade name used for our first marketed product using our most advanced compound, tesamorelin. Tesamorelin is a GRF analogue that stimulates the synthesis and pulsatile release of endogenous growth hormone. Tesamorelin was developed internally using our peptide stabilization method. This method increases a protein’s resistance to enzymatic degradation, which prolongs its duration of action and enhances its effectiveness in clinical use. We believe this peptide and future potential GRF peptides that we may develop can be used in a number of additional indications. Clinical data have shown tesamorelin to have both lipolytic (fat-burning) and anabolic (muscle-building) properties, as well as an effect on cognitive functions. Our initial development of EGRIFTATM focused on the lipolytic properties of the compound.

Our research and development team has worked on the development of new GRF peptides and, in October 2011, we identified TH1173 as our second generation GRF peptide. The preclinical safety program was completed and the results obtained warrant the pursuit of the Phase 1 clinical program. However, as a result of our revised business plan, on October 30, 2012, we announced that our research and development activities were suspended until we have sufficient funds to invest in these activities.

Form 20-F

Recent Developments

Since the end of our most recently completed fiscal year, we have announced or were involved in the following activities :

-

Delisting of Our Common Shares on NASDAQ. On February 5, 2013, our common shares were delisted from the NASDAQ Global Market, or NASDAQ, further to our decision to voluntarily delist such common shares from this market. Our decision was announced on January 14, 2013 after our Board of Directors reviewed the followings: the NASDAQ letter received on August 7, 2012 regarding the closing bid price of our common shares, the applicable NASDAQ rules and regulations, the benefits generated by the maintenance of the listing, our then current share price, the obligation to proceed with a reverse stock-split to maintain the listing, the effect on our share price and shareholdings to proceed with a reverse stock split and the fact that our common shares would continue trading on the Toronto Stock Exchange under the symbol “TH”.

-

Grant of US Patent for TH1173. On January 29, 2013, we obtained patent number 8,361,964 from the United States Patent and Trademark Office, or USPTO, for TH1173 and confirmed that results obtained from our preclinical safety program on TH1173 warranted the pursuit of the Phase 1 clinical development program at the appropriate time;

-

Hearing of our Motion to Appeal to the Court of Appeal. On January 24, 2013, the Court of Appeal of Québec, District of Montreal, heard our arguments and those of 121851 Canada Inc. on the motion we filed in March 2012 to appeal the judgment issued by the Superior Court of Québec authorizing the institution of a class action and an action based on the secondary market liability provisions of the Securities Act (Québec) against us, a director and a former executive officer on behalf of persons who were shareholders of the Corporation at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. No decision has been issued as at the date of this Annual Report.

-

FDA Approves Alternative Storage Conditions for EGRIFTATM. On January 21, 2013, we announced that the FDA granted approval of a supplemental NDS filed by EMD Serono providing for the revision of the EGRIFTATM prescribing information to include storage conditions for the 2mg vial up to 12 weeks after dispensing to the patients at or below 25° C.

Three Year History

2012

-

Revised Business Plan. On October 30, 2012, we announced a revised business plan aimed at becoming cash neutral as soon as possible by maximizing revenues from tesamorelin while tightly managing our expenses. The plan also called for completing the ongoing preclinical studies for TH1173 by the end of the calendar year 2012 and suspending all long-term research and development activities. As a result of the revised business plan, we laid off approximately 15 employees.

-	Departure of President and Chief Executive Officer. On October 11, 2012, we announced the departure of Mr. John-Michel T. Huss as president and chief executive officer of the Corporation.

-

Regulatory Update on Filings for EGRIFTATM. On October 10, 2012, we announced that we had responded to questions raised by TPD in its NON and that our NDS was still under review, that the third-party manufacturer of EGRIFTATM had agreed to address all of the issues raised by ANVISA further to its audit, that the filing made by sanofi in Venezuela was deemed incomplete and that we were still assessing various options to resubmit an MAA in Europe.

Form 20-F

-

NASDAQ Deficiency Letter. On August 7, 2012, we announced that we received a letter from NASDAQ notifying us that, for the last 30 consecutive business days, the bid price of our common shares had closed below US$1.00. NASDAQ granted us 180 calendars days, or until February 4, 2013, to comply with its minimum bid price requirement rule.

-

Results of Independent Study on Reduction of Abdominal VAT on Obese Patients with Reduction of Growth Hormone. On June 27, 2012, we announced the results of an independent study conducted by Dr. Steven K. Grinspoon of the Massachusetts General Hospital evaluating the effect of tesamorelin in obese subjects with relative reductions of growth hormone. The study was conducted on 60 individuals over a 12-month period. The study showed that among obese subjects with relative reductions in growth hormone, tesamorelin selectively reduces VAT in the abdominal area without significant effects on subcutaneous tissue, or SAT. The study also showed that tesamorelin improved triglycerides, C-reactive protein and carotid intima medial thickness, a cardiovascular marker, without aggravating glucose.

-

Withdrawal of MAA in Europe. On June 22, 2012, we announced that our commercial partner, Ferrer, withdrew the MAA from the EMA following a hearing with the CHMP. We also announced that we had received from TPD a NON regarding our NDS. In addition, we announced that ANVISA had audited our third-party manufacturer of EGRIFTATM in Montreal, Canada, and identified deficiencies.

-

Application for Registration of EGRIFTATM in Columbia and Venezuela. On June 4, 2012, we announced that our commercial partner, sanofi, filed marketing authorization applications for EGRIFTATM in Columbia and Venezuela.

-	Initiation of Preclinical Safety Program for TH1173. On May 10, 2012, we announced that we were beginning preclinical safety program for TH1173.

-

Appeal from the Judgment of the Superior Court of Québec. On March 20, 2012, we filed a motion to the Court of Appeal of Québec, District of Montreal, to appeal from the judgment issued by the Superior Court of Québec, District of Montreal, authorizing the institution of a class action and an action based on the secondary market liability provisions of the Securities Act (Québec) against us, a director and a former executive officer on behalf of persons who were shareholders of the Corporation at May 21, 2010 and who sold their common shares on May 25 or 26, 2010.

-

Certification of Class Action. On February 24, 2012, we announced that the Superior Court of Québec, District of Montreal, issued a judgment authorizing the institution of a class action and an action based on the secondary market liability provisions of the Securities Act (Québec) against us, a director and a former executive officer on behalf of persons who were shareholders of the Corporation at May 21, 2010 and who sold their common shares on May 25 or 26, 2010.

-

Execution of Supply, Distribution and Licensing Agreement for the Canadian Market. On February 21, 2012, we announced the execution, through Theratechnologies Canada Inc., of a supply, distribution and licensing agreement with Actelion, or Actelion Agreement, granting it the exclusive commercialization rights to EGRIFTATM in Canada. For a description of this agreement, see “Item 4.B – Business Overview” of this Annual Report.

-

Discontinuation of COPD Clinical Program. On December 7, 2011, we announced that we were discontinuing our muscle wasting associated with chronic obstructive pulmonary disease, or COPD, clinical program, that we were focusing our efforts on supporting our commercial partners with pending marketing authorization applications in various countries and accelerating the development of a second generation GRF. This announcement resulted in the lay off of approximately 40 employees.

Form 20-F

2011

-

Applications for Registration of EGRIFTATM in Certain South American and Latin American Countries. On October 19, 2011, September 1, 2011 and August 31, 2011, we announced that our commercial partner, sanofi, filed marketing authorization applications for EGRIFTATM in Mexico, Argentina and Brazil, respectively.

-	Identification of Second Generation GRF Peptide. On October 6, 2011, we announced our discovery of a new GRF peptide with similar potency and efficacy to tesamorelin.

-

Results of Independent Study on Cognitive Function. On July 19, 2011, we announced the results of an independent study conducted by Dr. Michael V. Vitiello of the University of Washington in Seattle evaluating the effect of tesamorelin on cognitive function in healthy older adults and older adults with mild cognitive impairment. The study was conducted on 152 older adults, half of whom were cognitively normal and half of whom were diagnosed with amnestic mild cognitive impairment. The study showed that tesamorelin improved executive function in both cognitively normal healthy older adults and in older adults with mild cognitive impairment.

-	New Drug Submission in Canada. On June 20, 2011, we announced the filing of a NDS in Canada for EGRIFTATM and, on August 16, 2011, we announced that TPD accepted to review the NDS.

-	Listing of Our Shares on NASDAQ. On June 13, 2011, we announced that our common shares would begin trading on June 15, 2011 on the NASDAQ Global Market under the ticker symbol “THER”.

-

Application for Registration of EGRIFTATM in Europe. On June 6, 2011, we announced that our commercial partner, Ferrer, filed a MAA with the EMA for EGRIFTATM. On June 27, 2011, we also announced that the MAA had been accepted for review by the EMA. The MAA sought approval of tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the 27 European Union member countries as well as in Iceland, Liechtenstein and Norway.

-

Evaluation of Research and Development Business Model. On June 2, 2011, we announced that we had revised our research and development business model to further rely on third parties in the public and private arena to help us bring our research and development projects forward. The restructuring of our research and development business model led to a workforce reduction affecting 24 employees.

-

COPD Indication for Tesamorelin. On February 22, 2011, we announced a new clinical program in muscle wasting in COPD using tesamorelin. The program was to be conducted in stable ambulatory COPD patients with muscle wasting in the Global Initiative for Chronic Obstructive Lung Disease, or GOLD, stage II and III severity experiencing decreased functionality in daily activities. The multi-center Phase 2 study was to evaluate two different doses using a new formulation of tesamorelin in approximately 200 patients.

-

Execution of Distribution and Licensing Agreement for EGRIFTATM for Europe. On February 3, 2012, we announced the execution, through Theratechnologies Europe Inc., of a distribution and licensing agreement with Ferrer, or Ferrer Agreement, granting it the exclusive distribution rights to EGRIFTATM in Europe, Russia, South Korea, Taiwan and certain Asian countries for the reduction of excess abdominal fact in HIV-infected patients with lipodystrophy. For a description of this agreement, see “Item 4.B – Business Overview” of this Annual Report.

-

Execution of Distribution and Licensing Agreement for EGRIFTATM for the Latin American, African and Middle Eastern Markets. On December 6, 2010, we announced the execution, through Theratechnologies Intercontinental Inc., of a distribution and licensing agreement with sanofi, or Sanofi Agreement, granting it the exclusive distribution rights to EGRIFTATM in Latin America, Africa and the Middle East for the reduction of excess abdominal fact in HIV-infected patients with lipodystrophy. For a description of this agreement, see “Item 4.B – Business Overview” of this Annual Report.

-

Discontinuation of AKI Program. In the course of the year, we have decided to discontinue our pre-clinical development of our TH0673 peptide in the field of acute kidney injury. This decision was made after further analysis of the development program for such peptide.

Form 20-F

2010

-

FDA Approval Received for EGRIFTATM. On November 11, 2010, we announced that the FDA approved EGRIFTATM as the first and only drug indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy (abdominal lipohypertrophy). The FDA approval triggered a US$25 million milestone payment pursuant to the EMD Serono Agreement.

-

Appointment of New President and Chief Executive Officer. On September 1, 2010, we announced the appointment of Mr. John-Michel T. Huss as President and Chief Executive Officer of the Company, following the retirement of Mr. Yves Rosconi, effective November 30, 2010. Mr. Huss assumed his position on December 1, 2010.

-

Execution of Research Collaboration Agreement with UQAM, Gestion Valeo and Transfert Plus. On November 16, 2010, we entered into a research collaboration agreement with the Université du Québec à Montréal, or UQAM, Gestion Valeo, L.P., or Gestion Valeo, and Transfert Plus, L.P, or Transfert Plus, with the goal of discovering short peptide mimics of melanotransferrin with the hope of developing a novel cancer treatment. For a description of this agreement, see “Item 4.B – Business Overview” of this Annual Report.

-

Adoption of Shareholder Rights Plan. On February 10, 2010, we announced that our board of directors had adopted a shareholder rights plan, or Rights Plan, effective as of such date. The Rights Plan was later ratified by our shareholders at our annual meeting held on March 23, 2010. The Rights Plan is designed to provide adequate time for the board of directors and the shareholders to assess an unsolicited takeover bid for Theratechnologies, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. For a description of the Rights Plan, see “Item 10.B – Memorandum and Articles of Association” of this Annual Report.

OUR STRATEGY

In the near term, our strategy is to become cash neutral as soon as possible by focusing almost all of our efforts and resources on maximizing revenues from EGRIFTATM. We will continue to actively support our commercial partners in their respective territories. This will include:

-

supporting EMD Serono’s efforts to develop the market for EGRIFTATM in the United States through financing the post-approval commitments made to the FDA and also by lifecycle management initiatives such as presentation and/or formulation improvements to EGRIFTATM;

-	supporting sanofi to obtain regulatory approvals in Latin American countries;
-	refiling an MAA in Europe or in certain European countries, on the condition that, in our judgment, there is a reasonable likelihood of success;
-	continuing to pursue regulatory approval in Canada; and
-	tightly controlling our expenses.

Form 20-F

Our research and development programs on our product candidates as well as the discovery of new peptides have been suspended significantly and the subsequent development of TH1173 has been put on hold until we have sufficient funds to invest in these activities.

In the mid-term, we intend to continue exploring the possibility of partnering EGRIFTATM for commercialization in new territories and identifying diseases for which tesamorelin could be indicated as a treatment. We also intend to further develop our lifecycle management program for EGRIFTATM which includes developing new formulations and presentations. We will also be exploring partnership and licensing activities with respect to TH1173 in certain territories.

In the longer term, we intend to resume our research and development programs on our product candidates, including TH1173, and develop new GRF peptides that could have a different route of administration than the current route of administration of EGRIFTATM.

OUR PRODUCTS AND PRODUCT CANDIDATES

The following table provides an overview of our product and product candidates and their current stages of development:

EGRIFTATM - Our Lead Product

EGRIFTATM induces the release of growth hormone which causes a reduction in excess abdominal fat (lipohypertrophy) in HIV-infected patients without reducing or interfering with subcutaneous fat, and, as such, has no clinically significant effect on undesired loss of subcutaneous fat (lipoatrophy).

EGRIFTATM is currently available in the United States as a once-daily one unit dose (one vial containing 2 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTATM, 2 ml is retrieved from the vial into one syringe to prepare a 2 ml patient self-administered subcutaneous injection. EGRIFTATM is injected under the skin into the abdomen once a day. At the

Form 20-F

time of its launch, EGRIFTATM was available as a once-daily two unit dose (two vials, each containing 1 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTATM, 1 ml was retrieved from each vial into one syringe to prepare a single 2 ml patient self-administered subcutaneous injection.

For the purposes of FDA approval, EGRIFTATM was evaluated in two clinical trials involving 816 HIV-infected adult men and women with lipodystrophy and excess abdominal fat. In both studies, patients treated daily with EGRIFTATM experienced greater reductions in abdominal fat as measured by CT scan and greater improvements in belly appearance distress, compared with patients receiving another injectable solution (placebo). Once the treatment was terminated, the patients’ condition reversed to its status prior to the beginning of the treatment. The most commonly reported adverse effects in the studies included reactions due to the release of endogenous hormone, such as joint pain (arthralgia), pain in the extremities, swelling in the lower limbs and muscle pain (myalgia), injection site reactions such as skin redness (erythema), itching (pruritis) and pain and clinically manageable changes in blood sugar control. Our clinical trials did not seek to measure any potential cardiovascular benefits of EGRIFTATM on cardiovascular events. Since the launch of EGRIFTATM in the United States, our review of the pharmacovigilance data did not reveal any new safety concerns. These data are consistent with the known safety profile of EGRIFTATM.

In connection with its approval, the FDA required the following three post-approval commitments:

-	to develop a single vial presentation of the existing formulation of EGRIFTATM. The FDA required that this new presentation be available by November 2013 and EMD Serono launched it in October 2012.

-

to conduct a long-term observational safety study using EGRIFTATM. The purpose of the long-term observational study, or Observational Study, required by the FDA is to evaluate the safety of long-term administration of EGRIFTATM. The FDA required that the proposed protocol for the Observational Study be filed by the second quarter of 2011 and the FDA has now approved the protocol for the Observational Study. Under the terms of the EMD Serono Agreement, EMD Serono is responsible for the conduct of the Observational Study and we are responsible for the payment of 50% of the direct costs related to such study. EMD Serono has started recruiting clinical sites for the Observational Study.

-

to conduct a Phase 4 clinical trial using EGRIFTATM. The primary purpose of the Phase 4 clinical trial, or Retinopathy Trial, is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The FDA required that the proposed protocols for the Retinopathy Trial be submitted by the second quarter of 2011 and the FDA has now approved the protocol for the Retinopathy Trial. Under the terms of the EMD Serono Agreement, EMD Serono is responsible for the conduct of the Retinopathy Trial and we are responsible for the payment of all the direct costs related to this trial. EMD Serono has started recruiting patients for the Retinopathy Trial.

Lipodystrophy

Lipodystrophy is characterized by abnormalities in the production and storage of fat. It has two components: lipohypertrophy, abnormal and excessive fat accumulation, and lipoatrophy, the noticeable, localized loss of fat tissue under the skin. In patients with lipohypertrophy, fat accumulation occurs mostly around the waist and may also occur in other regions, including breast tissue and in dorsocervical tissues in the neck, resulting in a “buffalo hump”. Excess fat also appears as lipomas, or benign tumors composed of fat cells. In patients with lipoatrophy, the loss of fat tissue generally occurs in the limbs and facial area.

Excess abdominal fat in HIV-infected patients is associated with significant health risks beyond the mortality risk of the HIV infection itself. These health risks include metabolic disturbances such as hyperlipidemia, an increase in the amount of fat in the blood (such as triglycerides and cholesterol), and hyperglycemia, an increase in the amount of sugar in the blood, characterized by insulin resistance, both of which lead to increased risks for cardiovascular disease and diabetes.

Form 20-F

In HIV-infected patients, lipodystrophy may be caused by the viral infection itself, the use of antiretroviral therapy, or both. Recent data suggest that different pathophysiological mechanisms are involved in the development of lipohypertrophy and lipoatrophy. The most common statistically significant independent risk factors identified for lipohypertrophy are duration of antiretroviral therapy, markers of disease severity and protease inhibitor use. Other factors include age, genetics, and gender.

Patient Polulation

Based on our analysis of 21 independent medical studies published from 2000 to 2008, we estimate that excess abdominal fat in HIV-infected patients affects approximately 27% of HIV-infected patients treated with antiretroviral therapies. According to a separate 2003 independent medical study, we estimate that an additional 12% of untreated HIV-infected patients are also affected by excess abdominal fat. While there is evidence that suggests that lipoatrophy may be reduced with certain newer HIV therapy, switching to newer HIV drugs has shown inconsistent and limited effect on the reversal or the incidence of lipohypertrophy.

Based on the above-mentioned data, we have identified the following patient population.

-

United States. We estimated the prevalence of HIV/AIDS in the United States would rise to 1.3 million people in 2012. Of this amount, approximately 650,000 people would be treated for HIV/AIDS and, of those patients treated, approximately 190,000 would suffer from excess abdominal fat.

-

Europe. We estimated the prevalence of HIV/AIDS in Europe would rise to 1.4 million people in 2012. Of this amount, approximately 590,000 people would be treated for HIV/AIDS and, of those patients treated, approximately 170,000 would suffer from excess abdominal fat.

-

Latin America. We estimated the prevalence of HIV/AIDS in Latin America would rise to 2.2 million people in 2012. Of this amount, approximately 630,000 people would be treated for HIV/AIDS and, of those patients treated, approximately 180,000 would suffer from excess abdominal fat. This number is proportionately lower than the other territories due to a lower percentage of diagnosed and treated patients. With approximately 60,000 treated patients who would have suffered from excess abdominal fat, we estimated that Brazil would offer the largest patient population in Latin America for EGRIFTATM.

-	Canada. We estimated that of all the patients treated for HIV/AIDS in Canada, approximately 10,000 would suffer from excess abdominal fat.

Based on recent data indicating that the incidence of lipohypertrophy does not change with newer HIV drugs, we estimate that the patient population will remain unchanged in 2013. We understand that EGRIFTATM, will not be accessible to all members of the patient populations based, among other things, on market acceptance of EGRIFTATM, the severity of the disease and the reimbursement of EGRIFTATM.

The foregoing information is based on historical data from the CDC for the United States, and WHO/UNAIDS for Europe, Latin America and Canada. We used the historical growth rates derived from that data to estimate the prevalence of HIV/AIDS in 2012.

EGRIFTATM Commercialization Activities

EGRIFTATM is currently commercialized in the United States only and EMD Serono launched EGRIFTATM in that country in January 2011.

Form 20-F

We are working closely with sanofi and Actelion to obtain regulatory approval for and the subsequent commercialization of EGRIFTATM in Latin American countries and in Canada.

In Europe, we are currently working with key physicians, patient groups, regulatory consultants and certain regulators with the objective of re-filing an MAA for EGRIFTATM based on data currently available. We will only re-file an MAA in Europe or in certain European countries if we determine that there is a reasonable likelihood of success of being approved. Based on discussions with Ferrer regarding the terms of the Ferrer Agreement, Ferrer has indicated that we could be responsible for the re-filing of the MAA in Europe.

EMD Serono Agreement – United States

On October 28, 2008, we entered into a collaboration and licensing agreement granting EMD Serono the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and, on April 9, 2012, we entered into an amendment to the agreement to detail certain provisions of the agreement.

Under the terms of the EMD Serono Agreement, we are entitled to receive royalties at an increasing rate based on achieving specified levels of annual net sales of EGRIFTATM in the United States. Under the EMD Serono Agreement, royalties on sales are paid quarterly in arrears based on a calendar year. Since the execution of the EMD Serono Agreement up until November 30, 2012, we earned $6,572,000 in royalties and $12,587,000 in revenues from sales of EGRIFTATM to EMD Serono. In addition, we may also receive up to US$215 million in upfront and milestone payments in addition to royalties and revenues from the sale of EGRIFTATM to EMD Serono. To date, we have received US$65 million which includes an upfront payment and regulatory milestone payments of US$57 million and an equity investment of US$8 million. Future milestone payments will be made based on the achievement of certain sales milestones.

Under the terms of the EMD Serono Agreement, we are responsible for the manufacturing and supply of EGRIFTATM, for the development of a new formulation and for the payment of 100% of the direct costs of the Retinopathy Trial and 50% of the direct costs of the Observational Study. The amendment to the original agreement includes a provision providing EMD Serono with a right of set-off covering the payment of future royalties against any amount due and unpaid within the agreed upon period to EMD Serono as reimbursement of our share of the actual direct costs for the Retinopathy Trial and the Observational Study.

The EMD Serono Agreement also entitles us to conduct additional clinical programs to develop tesamorelin for potential additional indications. EMD Serono has the option to commercialize products resulting from such additional clinical programs in the United States. If EMD Serono exercises this option, it will pay half of the development and regulatory costs incurred and to be incurred by us in connection with such additional clinical programs. If EMD Serono decides not to exercise its option, we have the right to commercialize tesamorelin for such indications on our own or with third parties. We also have the option to co-promote any product resulting from such clinical programs under terms and conditions to be agreed with EMD Serono. This agreement extends until the expiration of the last valid claim based on a patent right (including patent applications) controlled by us in the United States covering EGRIFTATM or any other product based on an additional indication for tesamorelin that EMD Serono has elected to commercialize under the agreement.

Since the launch of EGRIFTATM in January 2011, we supported EMD Serono through the development of a new presentation for EGRIFTATM (the one vial presentation), the improvement of its storage conditions and the financing of the Observational Study and Retinopathy Trial.

Sanofi Agreement – Latin America, Africa and the Middle East

On December 6, 2010, we entered into a distribution and licensing agreement granting sanofi the exclusive commercialization rights to EGRIFTATM in Latin America, Africa and the Middle East.

Form 20-F

Under the terms of the Sanofi Agreement, we will sell EGRIFTATM to sanofi at a transfer price equal to the higher of a percentage of sanofi’s net selling price and a predetermined floor price. sanofi will be responsible for conducting all regulatory and commercialization activities for EGRIFTATM in the territories subject to the Sanofi Agreement. We will be responsible for the manufacture and supply of EGRIFTATM to sanofi. We have retained all development rights to tesamorelin for other indications and will be responsible for conducting development activities for any additional potential indications. We also granted sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by sanofi, we may commercialize tesamorelin for such indications on our own or with a third party. The initial term of the Sanofi Agreement extends until December 2020.

To date, sanofi has filed marketing authorization applications in Argentina, Brazil, Columbia, Israel, Mexico and Venezuela. Filings of marketing authorization applications in certain countries of the Middle East will require Canadian CPP.

In Brazil, Columbia, Israel and Mexico, we are informed by sanofi that the regulatory review process is ongoing. When necessary, we support sanofi in providing them with our assistance in responding to questions received from the regulatory authorities of these countries. As part of the manufacturing assessment for the application in Brazil, ANVISA audited the Montreal-based third-party manufacturing site for EGRIFTATM and identified technical deficiencies. We subsequently met with the manufacturer and identified a series of corrective measures to address ANVISA’s concerns. All of the corrective measures proposed by ANVISA have been agreed to by the manufacturer and most of them have now been implemented. The final step in the manufacturing assessment is a conformational audit by ANVISA which is expected to occur in 2013. The evaluation of the Brazilian marketing application for EGRIFTATM is a separate process from the manufacturing assessment and is conducted in parallel.

In Argentina, we were informed by sanofi that the marketing authorization application filed in September 2011 needs to be amended as a result of the new presentation of EGRIFTATM launched in the United States in October 2012 and, accordingly, the file must be resubmitted. We are supporting sanofi with corrective measures and we expect sanofi to resubmit the file in the third quarter of 2013, after which the review process will begin anew.

In Venezuela, we were informed by sanofi that the marketing authorization application filed in June 2012 was deemed to be incomplete by the regulatory agency for technical reasons. We have since supported sanofi with corrective measures and we expect sanofi to resubmit the file in the first half of 2013, after which the review process will begin anew.

Ferrer Agreement – Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries

On February 3, 2011, we entered into a distribution and licensing agreement granting Ferrer the exclusive commercialization rights to EGRIFTATM in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the Ferrer Agreement, we will sell EGRIFTATM to Ferrer at a transfer price equal to the higher of a percentage of Ferrer’s net selling price and a predetermined floor price. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTATM in the territories subject to the Ferrer Agreement. We will be responsible for the manufacture and supply of EGRIFTATM to Ferrer. We have retained all development rights to tesamorelin for other indications and will be responsible for conducting development activities for any additional potential indications. We have the option to co-promote EGRIFTATM in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin for potential additional indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development. The Ferrer Agreement extends until the later of the expiration of the last valid claim based on a patent right (including patent applications) controlled by us covering a product licensed under the Ferrer Agreement or ten years from the date of the first commercial sale of EGRIFTATM for each country covered by the Ferrer Agreement.

Form 20-F

On June 6, 2011, we announced that Ferrer had filed a MAA with the EMA using the centralized marketing authorization procedure and, on June 27, 2011, we announced that the EMA accepted to review the MAA. However, on June 22, 2012, we announced that Ferrer was withdrawing the MAA following an oral explanation with the CHMP which did not allow the CHMP to conclude on a positive risk/benefit balance. Concerns were raised by the CHMP regarding the increase level of IGF-1 and the related potential safety concerns over the long-term use of EGRIFTATM. The CHMP also raised concerns about the lack of data on the correlation between the effect of reducing VAT and cardiovascular diseases.

To date, no other marketing authorization applications have been filed in Europe and no marketing authorization applications have been filed in any of the other countries covered by the Ferrer Agreement. We are currently discussing with Ferrer the terms of the Ferrer Agreement. In the course of such discussions, Ferrer has indicated that we could be responsible for the re-filing of an MAA in European countries if we decided to go forward with such re-filing. We are working with key physicians, patient groups, regulatory consultants and certain regulators with the goal of re-filing an MAA for EGRIFTATM in 2013 based on data currently available. We will only re-file an MAA in Europe or in certain European countries if we determine that there is a reasonable likelihood of success of being approved.

Actelion Agreement - Canada

On February 20, 2012, we entered into a supply, distribution and licensing agreement granting Actelion the exclusive commercialization rights to EGRIFTATM in Canada.

Under the terms of the Actelion Agreement, we will sell EGRIFTATM to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for EGRIFTATM in Canada subject to the Actelion Agreement. We will be responsible for the manufacture and supply of EGRIFTATM to Actelion. We have retained all development rights to tesamorelin for other indications and will be responsible for conducting development activities for any additional potential indications. We also granted Actelion an option to commercialize tesamorelin for other indications in Canada. If such option is not exercised, or is declined, by Actelion, we may commercialize tesamorelin for such indications on our own or with a third party. The initial term of the Actelion Agreement extends until the later of (i) the expiration of the last valid claim based on a patent right (including patent applications) controlled by us in Canada covering EGRIFTATM or any other product based on an additional indication for tesamorelin that Actelion has elected to commercialize under the Actelion Agreement and (ii) 10 years from the date of the first commercial sale of EGRIFTATM.

On June 20, 2011, we announced that we had filed a NDS with TPD and, on June 16, 2011, we announced that TPD accepted to review our NDS. However, on June 22, 2012, we announced that we had received a NON from TPD regarding our NDS. The NON contained questions regarding long-term safety, the appropriate patient population and the proposed indication for EGRIFTATM. On October 10, 2012, we announced that we had responded to the questions raised by TPD in the NON and confirmed that the screening of the NDS was complete, allowing for the regulatory review to proceed. We expect a decision from TPD on our NDS in the second quarter of our financial year 2013.

Unpartnered Territories

We have retained full commercial rights for EGRIFTATM in certain territories. In the mid-term, we may seek additional partners for the commercialization of EGRIFTATM.

Form 20-F

Tesamorelin - Our Lead Compound

Tesamorelin is a stabilized 44 amino acid human GRF analogue, which was synthesized in our laboratories in 1995 using our long-acting peptide method. Although natural peptides have significant therapeutic potential, they are subject to enzymatic degradation which severely limits their effectiveness in clinical use. Our long-acting peptide method is a peptide stabilization process which increases the target protein’s resistance to enzymatic degradation, while maintaining its natural specificity. This usually results in a more stable and efficient compound, which can thus prolong its duration of action. Tesamorelin induces growth hormone secretion in a natural and pulsatile way. The clinical results obtained to date using tesamorelin suggest a therapeutic potential in both anabolic and lipolytic indications. Tesamorelin has demonstrated the ability to significantly reduce VAT, increase muscle mass and reduce waist circumference.

Mechanism of action

In vitro, tesamorelin binds and stimulates human GRF receptors with similar potency as the endogenous GRF. GRF is a hypothalamic peptide that acts on the pituitary somatotroph cells to stimulate the synthesis and pulsatile release of endogenous growth hormone, which is both anabolic and lipolytic. Growth hormone exerts its effects by interacting with specific receptors on a variety of target cells, including chondrocytes, osteoblasts, myocytes, hepatocytes, and adipocytes, resulting in a host of pharmacodynamic effects. Some, but not all these effects, are primarily mediated by insulin-like growth factor one, IGF-1, produced in the liver and in peripheral tissues.

The effects of recombinant human growth hormone, or rhGH, and tesamorelin have been the subject of several clinical trials in the area of HIV-associated lipodystrophy. Based on these clinical trials, the safety profiles of rhGH and tesamorelin appear to be very different. The natural synthesis of growth hormone is regulated by a feedback mechanism preventing its overproduction. Tesamorelin induces optimal activity of the somatotrope function and retains the natural rhythm (pulsatility) of the physiological secretion of growth hormone without interfering with the feedback mechanism mentioned above. With the exogenous administration of rhGH, the feedback mechanisms are short-circuited, which gives rise to higher levels of growth hormone. The side effects associated with rhGH include nerve, muscle or joint pain, swelling due to fluid retention (edema), carpal tunnel syndrome, numbness and tingling of skin and increased risk of diabetes. These side effects are particularly frequent among older people. In addition, rhGH can cause hyperglycemia which makes it contraindicated for patients with diabetes or pre-diabetic conditions.

Third-Party Studies Evaluating Tesamorelin

On June 27, 2012 we announced the results of a study led by Dr. Steven K. Grinspoon of the Massachusetts General Hospital and entitled “Physiologic Effects of Long-Term GHRH 1-44 in Abdominal Obesity”. The purpose of this study was to evaluate the effectiveness of synthetic growth-hormone releasing hormone in decreasing the amount of abdominal fat and improving cardiovascular function in obese subjects with relative reductions in growth hormone. This placebo-controlled study demonstrated that, among obese subjects with relative reductions in growth hormone, tesamorelin selectively reduces VAT in the abdominal area, without significant effects on SAT. Tesamorelin was also shown to improve triglycerides, C-reactive protein and carotid intima medial thickness, without aggravating glucose. These data suggest a functional consequence of reduced GH secretion in obesity and demonstrate an improved cardiovascular disease, or CVD, risk profile. In addition, this study suggests, more broadly, that strategies to selectively reduce VAT and spare SAT may improve CVD risk in obesity. The results occurred in the context of a dosing algorithm designed to keep insulin-like growth factor-1 within the normal physiological range. The study was published in the “Journal of Clinical Endocrinology & Metabolism” (Makimura H et al. J Clin Endocrinol Metab 2012 Dec; 97(12):4769-4779).

On July 19, 2011, we announced the results of the independent Somatotrophics, Memory, and Aging Research Trial led by Dr. Michael V. Vitiello of the University of Washington in Seattle. The purpose of this single-center, randomized, double-blind, placebo-controlled Phase 2 clinical trial was to evaluate the effect of tesamorelin on cognitive function in healthy older adults and older adults with mild cognitive impairment, or MCI, also known as pre-Alzheimer’s syndrome. A total of 152 older adults, half of whom were cognitively

Form 20-F

normal and half of whom were diagnosed with MCI, received either tesamorelin or a placebo. Tesamorelin improved executive function (response inhibition, set-shifting, and working memory) in both cognitively normal healthy older adults and in adults with MCI. Tesamorelin also improved delayed verbal recall in adults with MCI. This study is the first to demonstrate that short-term administration of a human growth releasing factor analogue improves executive function (the control or management of cognitive functions and processes) for both cognitively normal and memory-impaired older adults, and has an additional effect on verbal memory for MCI adults, who are at high risk for progression to Alzheimer’s dementia. The study was published in the journal “Archives of Neurology” (Baker L et al. Arch Neurol 2012;69(11):1420-1429).

Currently, we are not developing tesamorelin in patients suffering from obesity or MCI.

TH1173 - Our Second Generation GRF

During our last financial year, we have pursued and completed preclinical work on TH1173, our second generation GRF. The results obtained to date from our preclinical work warrant the pursuit of the Phase 1 clinical program for TH1173. However, our current business plan calls for a hold on all of our significant research and development activities, including TH1173, until we have sufficient funds to finance these activities. Also, on January 29, 2013, the USPTO issued a composition of matter patent for TH1173. This patent is scheduled to expire in 2032. As a result of the issuance of this patent, we expect to be in a position to explore partnerships and licensing opportunities in certain territories for TH1173.

Other Product Candidates

New GRF Peptides

In addition to TH1173, our discovery team has identified new GRF peptides in the last financial year. These peptides are at the discovery stage. Consistent with our revised business plan, all significant research and development activities have been suspended until we have sufficient funds to finance these activities.

Melanotransferrin

In November 2010, we entered into a discovery and collaboration agreement with UQAM, Gestion Valeo and Transfert Plus in connection with research led by Dr. Richard Béliveau seeking to discover short peptide mimics of melanotransferrin for the development of a new cancer treatment. We conducted researches and identified small peptides from the melanotransferrin protein which could replicate the functions of the full length protein. To date, we have assessed the in vivo biologic efficacy of these peptides. The results obtained lead us to believe that these peptides have certain anti-tumoral characteristics. We need to conduct further research and development on these peptides, including toxicology and pharmacology studies.

Under the terms of this agreement, as consideration for our research, we were granted an undivided 50% interest in the short peptide mimics that we discovered and an option to acquire the remaining 50% undivided interest from Transfert Plus L.P. and a 100% interest in the melanotransferrin technology. The option expired in September 2012 initially but, on December 7, 2012, Transfert Plus L.P. and we agreed to amend the agreement to extend the exercise period of the option until June 13, 2013. If we decide to exercise the option, we will have 15 months to pursue the research and development of the small peptides issued from melanotransferrin that we discovered, or an additional 12-month period to licence our research and development rights for such peptides to a third party, failing which we will have to retrocede to Transfert Plus L.P. our 50% undivided interest in the short peptides we discovered and the 100% interest in the melanotransferrin technology. We have not made any decision regarding the exercise of this option.

Melanotransferrin is related to the transferrin family of proteins and is expressed normally in melanocytes, but also in several cancer cells. Dr. Béliveau’s research has demonstrated that soluble melanotransferrin reduces cell migration, invasion and angiogenesis, which are hallmarks of tumorigenesis and metastasis.

Form 20-F

Capital Expenditures and Divestitures

Our capital expenditures were $69,000 for our fiscal year 2012, $234,000 for our fiscal year 2011 and $415,000 for our fiscal year 2010. All of these capital expenditures were made in Canada and were financed internally. There was no material divestiture in the past three (3) fiscal years. There are currently no capital expenditures and divestitures in progress.

INTELLECTUAL PROPERTY

Our Current Patent Portfolio

Our current patent portfolio is comprised of patents and patent applications for the following compounds:

Tesamorelin

-

In the United States, we own a patent covering the composition of matter of tesamorelin, which is scheduled to expire in 2015. We have applied for a patent term extension requesting an extension of 1,827 days to this patent term. If our request for patent term extension for the entire 1,827 days is granted, the patent protection for tesamorelin in the United States would be extended until 2020. In addition, we own an issued United States patent relating to the use of tesamorelin in the treatment of HIV-associated lipodystrophy, which is scheduled to expire in 2023. We have also applied for a patent on a new formulation of tesamorelin. If such patent is granted, it would be scheduled to expire in 2028. Because tesamorelin qualifies as a new chemical entity, we also benefit from data protection for a five-year period for EGRIFTATM ending November 2015.

-

In Europe, tesamorelin is covered by granted patents scheduled to expire in 2016. In the event of receipt of marketing approval from the EMA, we intend to apply for supplementary protection certificates, or SPCs, in certain countries which, if granted, could extend the patents covering tesamorelin in the countries where SPCs are approved until 2021. We have also filed two patent applications relating to the use of tesamorelin in the treatment of HIV-associated lipodystrophy where, if such patents were granted, they would be scheduled to expire in 2023 and 2025, respectively.

-	We have obtained a patent covering the composition of matter of tesamorelin in Brazil that expires in 2019.

-

We have filed United States and European patent applications, relating to combination therapies of tesamorelin with certain drugs indicated for the treatment of HIV where, if such patents were granted, they would be scheduled to expire in 2030.

TH1173

-	We have obtained from the USPTO a patent covering the composition of matter of TH1173, which is scheduled to expire in 2032.

Melanotransferrin

-

We have filed an International Patent Cooperation Treaty application relating to melanotransferrin-related peptides from which national patent applications may be pursued in countries of interest. If such patents were granted, they would be scheduled to expire in 2032.

Form 20-F

Our Trademarks & Other Intellectual Property

EGRIFTATM is the registered trademark used for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.

We have obtained registration for EGRIFTATM in many of the countries covered by the Sanofi Agreement and the Ferrer Agreement. The use of the EGRIFTA trademark for tesamorelin intended for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the jurisdictions where our commercial partners intend to commercialize EGRIFTATM generally requires the approval of the regulatory authorities reviewing the marketing authorization application in such jurisdictions and the approval of the local intellectual property agency. In certain countries, such as in Canada, registration of a trademark may not occur until a declaration of use of the product for which a trademark is sought is filed with the appropriate intellectual property agency of such countries.

Other trademarks related to tesamorelin have been filed as part of our business strategy. We have also reserved certain domain names in order to support future activities.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we:

—

perform surveillance of third party patents and patent applications in order to identify any third party patent or third party patent application which, if granted, could be infringed by our activities;

—	where practicable, file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;

—	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

—	file trademark applications in countries of interest for our trademarks;

—	register domain names in countries of interest; and

—	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

Regulatory Exclusivity

The regulatory regimes of certain countries may provide market exclusivity for a pharmaceutical product. For instance, in the United States, data protection and patent term extension provide a patent holder with additional protection against third parties who may wish to commercialize a product similar to an approved product.

Data Protection

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, awards, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. The Hatch-Waxman Act provides five years of non-patent marketing exclusivity within the United States to an applicant who gains approval of a NDA for a “new chemical entity,” a drug for which the FDA has not previously approved any other new drug with the same active moiety, which is the molecule or ion responsible for the action of the drug. This marketing exclusivity prevents the FDA from approving, in certain circumstances, any abbreviated new drug application for a generic drug or any 505(b)(2) NDA. See “Government Regulation – United States – FDA Process” below.

Form 20-F

Patent Term Extension

In the United States, the Hatch-Waxman Act permits patent term extension for one patent per approved drug of up to five years for patent term lost during product development and the FDA regulatory review process. However, patent term extension cannot extend the remaining patent term beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one-half the time between the effective date of an Investigational New Drug Application, or IND, and the submission date of an NDA plus the time between the submission date of an NDA and the NDA. We have applied for a patent term extension with respect to tesamorelin and are seeking an additional term of 1,827 days.

MANUFACTURING

We do not own or operate commercial scale manufacturing facilities for the production of our product or any of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, drug substance and finished product for commercial sale and clinical trials.

We are responsible for the manufacture and supply of tesamorelin to ensure the commercialization of EGRIFTATM under the EMD Serono Agreement, the Sanofi Agreement, the Ferrer Agreement and the Actelion Agreement. As part of the EMD Serono Agreement, we are required to maintain certain levels of inventory. In order to fulfill these contractual obligations, we have negotiated and entered into various third-party supply agreements.

Bachem

We have an agreement with Bachem Inc., an American subsidiary of Swiss-based Bachem AG, providing for the manufacturing and supply of the active pharmaceutical ingredient of tesamorelin for EGRIFTATM for commercial sale in the United States and for clinical programs. Bachem is our only validated supplier of raw materials. The price of tesamorelin manufactured by Bachem has been set under our agreement and is not subject to volatility.

Jubilant HollisterStier

We have an agreement with Jubilant HollisterStier General Partnership (formerly Draxis Pharma General Partnership), or Jubilant, providing for the manufacture and supply of the finished form of EGRIFTATM for commercial sale in the United States and for tesamorelin for clinical programs. Under our agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions.

On February 25, 2013, we were informed by Jubilant that it received a warning letter from the FDA, or Warning Letter. The Warning Letter followed responses and proposals of corrective actions to FDA observations from an inspection that occurred at Jubilant’s Kirkland manufacturing site earlier in 2012. The Warning Letter indicates that the corrective measures proposed by Jubilant did not adequately address certain agency observations from FDA’s inspection, including the lack of investigation of product failures to meet in-process criteria; the failure to have adequate release criteria and acceptance criteria for sampling and testing, and the untimely processing of corrective and preventive actions; and the lack of written procedures for production and process control. The Warning Letter provided Jubilant fifteen (15) business days to respond and explain its position on each FDA identified Warning Letter issue. The matters raised in the Warning Letter affect various products, including EGRIFTATM. We are informed by Jubilant that the Warning Letter does not affect its manufacturing activities at the present time. In addition, we are informed by Jubilant that it intends to respond to the FDA within the prescribed fifteen (15) business day period to explain the corrective measures it has taken or intends to take in response to the Warning Letter. See “Item 3D. – Risk Factors” of this Annual Report.

We have identified possible secondary suppliers of these products. We believe that there are alternate sources of supply for these products that will be able to satisfy our needs and will be able to receive FDA qualification. We expect that our new presentation as well as our new potential formulation of tesamorelin will significantly increase our capacity to meet market demand for EGRIFTATM due to a reduction in the number of vials required to treat patients and due to shorter manufacturing process times.

We have also entered into the following manufacturing agreements as a result of our undertakings under the EMD Serono Agreement wherein we agreed to supply the injection tool kits for EGRIFTATM.

Form 20-F

Becton Dickinson

On November 6, 2009, we entered into a supply agreement with Becton Dickinson Canada Inc., or Becton Dickinson. Under this agreement, Becton Dickinson is responsible for supplying us with syringes and hypodermic needles which are provided with EGRIFTATM in the United States.

Hospira

On March 26, 2009, we entered into a development and supply agreement with Hospira Worldwide, Inc., or Hospira. Under this agreement, Hospira is responsible for manufacturing and supplying us with sterile water for injection, filled and finished in plastic vials, in connection with the sale of EGRIFTATM in the United States. Hospira is also responsible for packaging syringes, needles, sterile water for injection and patient inserts in connection with the sale of EGRIFTATM in the United States.

ABAR

On January 5, 2010, we entered into a supply agreement with Gruppo Cartotecnico ABAR Litofarma S.R.L., or ABAR, an Italian company, in order to ensure the commercial supply of pharmaceutical mass market folding boxes for the sale of EGRIFTATM in the United States.

COMPETITION

The pharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions, many of whom have greater financial, technical and human resources than us. We believe the key competitive factors that will affect the development and commercial success of EGRIFTATM and our product candidates are efficacy, safety and tolerability profile, reliability, product acceptance by physicians and other healthcare providers, convenience of dosing, price and reimbursement.

We are not aware of other GRF products being commercialized indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. However, we may face indirect competition for EGRIFTATM from other drugs, such as human growth-hormone and testosterone that may be prescribed by physicians. To our knowledge, the use of these other drugs for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy has not been approved by the FDA nor any other regulatory authority.

We are aware of one other GRF peptide, ALRN-5281, developed by Aileron Therapeutics, Inc. or Aileron, that could be developed, among others, for the treatment of HIV-associated lipodystrophy. Based on publicly available information, Aileron has initiated Phase 1 development for its ALRN-5281 peptide.

GOVERNMENT REGULATION

Overview

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure efficacy and safety.

Governmental authorities in the United States at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTATM and any other product candidate that we may develop. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. Sanctions could include refusal to

Form 20-F

approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

On November 10, 2010, the FDA approved EGRIFTATM as the first approved treatment for excess abdominal fat in HIV-infected patients with lipodystrophy. Our other product candidates must receive regulatory approval from the FDA or other relevant foreign regulatory authorities before they may legally be marketed in the United States or other countries.

In Canada, these activities are governed by the provisions of the Food and Drugs Act and its regulations, which are enforced by TPD and the Food Branch of Health Canada.

United States - FDA Process

Before new pharmaceutical products may be sold in the United States, clinical trials of the product candidates must be conducted and the results submitted to the FDA for approval. The drug approval process requires, among other things, a demonstration of product safety and efficacy. Generally, a demonstration of safety and efficacy includes preclinical testing and clinical trials of product candidates. The testing, manufacture and marketing of pharmaceutical products in the United States requires the approval of the FDA. The FDA enforces laws and regulations which apply to preclinical testing, clinical trials, and manufacture of these products. The drug approval process in the United States is described in brief below.

Pre-Clinical Testing: Before testing of any compounds with potential therapeutic value in human subjects may begin in the United States, stringent government requirements for pre-clinical data must be satisfied. Pre-clinical testing includes laboratory evaluations of product pharmacology and toxicity in animal studies of the drug candidates. In parallel, the chemistry of the drug candidates must be elucidated and their manufacturing, including formulation and stability, clearly defined and controlled.

Investigational New Drug Application: Among other things, pre-clinical testing results obtained from animal studies and in vitro studies, are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. An IND sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. Unless the FDA objects to an IND (referred to as a clinical hold), the IND becomes effective 30 days following its receipt by the FDA. Once trials have commenced, the FDA may stop the trials at any time by placing them on “clinical hold” because of safety concerns or noncompliance. If the FDA issues a clinical hold, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. Accordingly, we cannot be sure that submission of a IND will result in the FDA allowing clinical trials to begin or that, once began, issues will not arise that suspend or terminate such trials.

Clinical Trials: Clinical trials involve the administration of the drug to healthy human volunteers or to patients under the supervision of a qualified investigator pursuant to an FDA-approved protocol. Each clinical trial must be conducted under the auspices of an Institutional Review Board, or IRB, that considers, among other things, ethical factors, the safety of human subjects and approves the patient informed consent, which must be agreed to by all participants prior to participation in the clinical trial. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the FDA for review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Human clinical trials are typically conducted in three sequential phases, although the phases may overlap with one another.

All phases of clinical trials must be conducted in conformance with Good Clinical Practices, or GCP, which are ethical and scientific quality standards for conducting, recording, and reporting clinical trials to assure that the rights, safety, and well-being of trial participants are protected, and the FDA’s regulations for the protection of human subjects.

Form 20-F

Phase 1 Clinical Trials: Phase 1 clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of select patients with the targeted disease or disorder. The goal of Phase 1 clinical trials is typically to test for safety, dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

Phase 2 Clinical Trials: Phase 2 clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose response and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

Phase 3 Clinical Trials: Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase 3 clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the patient population with the target disease or disorder at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for regulatory approval and product labeling.

New Drug Application: All data obtained from a comprehensive development program including research and product development, manufacturing, pre-clinical and clinical trials and related information are submitted in an NDA to the FDA. In addition to reports of the trials conducted under the IND, the NDA includes information pertaining to the preparation of the new drug, chemistry manufacturing and controls, or CMC, analytical methods, details of the manufacture of finished products and proposed product packaging and labeling. The submission of an application is no guarantee that the FDA will find the application complete and accept it for filing. The FDA may refuse to file the application and request additional information rather than accept the application for filing, in which case, the application must be resubmitted with the supplemental information. The re-submitted application is also subject to review before the FDA accepts it for filing. Once an application is accepted for filing, an FDA review team - medical doctors, chemists, statisticians, microbiologists, pharmacologists, and other experts - evaluates whether the studies the sponsor submitted show that the drug is safe and effective for its proposed use and whether the applicant’s manufacturing complies with Good Manufacturing Practices, or GMP, to assure and preserve the product’s identity, strength, quality and purity. As part of the approval process, the FDA will inspect the facility or facilities where the product is manufactured. The FDA review process may be extended by FDA requests for additional information or clarification. In some cases, the FDA may decide to expedite the review of new drugs that are intended to treat serious or life threatening conditions and demonstrate the potential to address unmet medical needs.

As part of its review, the FDA may refer the application to an advisory committee for evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to ensure that the benefits of a new product outweigh its risks. If required, a REMS may include various elements, such as publication of a medication guide, patient package insert, a communication plan to educate healthcare providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other measures that the FDA deems necessary to assure the safe use of the drug.

In reviewing an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. The FDA may require larger or additional clinical trials, leading to unanticipated delay or expense. Even if such additional information and data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials may be subject to different interpretation, and the FDA may interpret data differently than the applicant. The receipt of regulatory approval often takes a number of years, involving the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in

Form 20-F

question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may require, as a condition of approval, restricted distribution and use, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials, or restrictions on direct-to-consumer advertising or commitments to conduct additional research post-approval. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. In addition, changes in FDA approval policies or requirements may occur, or new regulations may be promulgated, which may result in delay or failure to receive FDA approval.

Changes to an approved product, such as adding a new indication, making certain manufacturing changes, or changing manufacturers or suppliers of certain ingredients or components requires review and approval of the FDA.

Under the Hatch-Waxman Act, the U.S. Congress created an abbreviated FDA review process for generic versions of pioneer (brand name) drug products. The Hatch-Waxman Act requires NDA applicants and NDA holders to provide certain information about patents related to the drug for listing in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations”, commonly known as the Orange Book. The Hatch-Waxman Act allows for, under certain circumstances, an abbreviated NDA, or ANDA, where an applicant seeks to determine that its proposed product is biologically equivalent to the reference drug. ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product; rather, they are required to conduct less rigorous bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug. In addition, in certain cases, an application for marketing approval may include information regarding safety and efficacy of a proposed drug that comes from studies not conducted by or for the applicant and for which the applicant has not obtained a specific right to reference those studies. Such applications, known as a 505(b)(2) NDA, are permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. In addition, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical information needed by FDA to support the change. FDA approval of the NDA or ANDA is required before marketing of the product may begin in the United States.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration to contain data assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. FDA may grant deferrals for the submission of data, or full or partial waivers from the PREA requirements. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation, as described below, has been granted.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Post-Approval Studies and Registries: Post-approval studies, also referred to as Phase 4 clinical trials, are studies that are conducted after a product has been approved. These trials can be conducted for a number of

Form 20-F

purposes, including to collect long-term safety information or to collect additional data about a specific population. As part of a product approval, the FDA may require that certain Phase 4 studies be conducted post-approval, and in these cases these Phase 4 studies are called post-marketing commitments.

Adverse Event Reporting: Regulatory authorities track information on side effects and adverse events reported during clinical studies and after marketing approval. Non-compliance with FDA safety reporting requirements may result in FDA regulatory action that may include civil action or criminal penalties. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing approval. Similarly, adverse events that are reported after marketing approval can result in additional limitations being placed on the product’s use and, potentially, withdrawal or suspension of the product from the market. Furthermore, in September 2007 the Food and Drug Administration Amendments Act of 2007 was enacted, which provides the FDA with expanded authority over drug products after approval. This legislation enhances the FDA’s authority with respect to post-marketing safety surveillance including, among other things, the authority to require additional post-approval studies or clinical trials and mandate label changes as a result of safety findings, including the development and implementation of a REMS.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a “rare disease or condition,” which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales in the United States of the drug. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in, or shorten the duration of the regulatory review and approval process.

If a drug that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different drugs for the indication for which the orphan product has exclusivity or may obtain approval for the same drug but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug designated as an orphan drug receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for market, including a fast track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and

Form 20-F

effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Non-U.S. Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations governing clinical studies and commercial sales and distribution of our products in other jurisdictions around the world. Whether or not we obtain FDA approval for a product, we must obtain approvals from the comparable regulatory authorities of foreign countries before we can commence clinical studies or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country. In some international markets, additional clinical trials may be required prior to the filing or approval of marketing applications within the country.

In order to obtain approval for commercializing new drugs in Canada, we must satisfy many regulatory conditions. We must complete preclinical studies in order to file a Clinical Trial Application, or CTA, in Canada. We then receive different clearance authorizations to proceed with Phase 1 clinical trials, which can then lead to Phase 2 and Phase 3 clinical trials. Once all three phases of trials are completed, we file a registration file named a New Drug Submission, or NDS, in Canada. If the NDS demonstrates that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates favourable safety, efficacy and receives a risk/benefit analysis, then the regulatory authorities issue a notice of compliance, which allows us to market the product.

Good Manufacturing Practices

The FDA, the EMA, the competent authorities of the European Union Member States and other foreign regulatory agencies regulate and inspect equipment, facilities, and processes used in the manufacturing of pharmaceutical and biologic products prior to approving a product. Among the conditions for NDA or equivalent foreign approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures adhere to the FDA’s or other competent authorities’ current GMP. Before approval of an NDA or equivalent foreign approval, the FDA or other competent authority may perform a pre-approval inspection of a manufacturing facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. Similarly, NDA or equivalent foreign approval may be delayed or denied due to GMP non-compliance or other issues at contract sites or suppliers included in the NDA or equivalent foreign approval, and the correction of these shortcomings may be beyond our control. Facilities are also subjected to the requirements of other government bodies, such as the U.S. Occupational Safety & Health Administration and the U.S. Environmental Protection Agency.

If, after receiving clearance from regulatory agencies or competent authorities, a company makes certain changes in manufacturing equipment, location, or process, additional regulatory review and approval may be required. Our third-party suppliers must adhere to GMP and product-specific regulations enforced by the FDA

Form 20-F

and other competent authorities following product approval. The FDA, the European Union and other national competent authorities and regulatory agencies also conduct regular, periodic visits to re-inspect equipment, facilities and processes following the initial approval of a product. If, as a result of these inspections, it is determined that our suppliers’ equipment, facilities or processes do not comply with applicable regulations and conditions of product approval, regulatory agencies may seek civil, criminal or administrative sanctions and/or remedies against them, including the suspension of manufacturing operations.

Good Clinical Practices

The FDA, the EMA and other competent authorities promulgate regulations and standards, commonly referred to as Good Clinical Practices, or GCP, for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. The FDA, the European Union and other foreign national competent authorities and regulatory agencies enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. We rely on third-party service providers to conduct our clinical trials. If our study sites fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and relevant regulatory agencies may require us to perform additional clinical trials before approving our marketing applications.

Good Laboratory Practices

The FDA and other regulatory authorities promulgate regulations and standards, commonly referred to as Good Laboratory Practices, or GLP, for the conduct of non-clinical, commonly referred to as “preclinical,” non-human studies to provide a framework within which laboratory studies are planned, performed, monitored, recorded, reported and archived. Compliance with GLP is intended to assure regulatory authorities of the quality and integrity of the results obtained during the preclinical studies. Before we may test our product candidates on humans in clinical trials, we must first conduct preclinical testing, including animal studies, in accordance with GLP. The FDA or other regulatory authorities may inspect the testing facilities where our pre-clinical studies are conducted. The results of preclinical studies in the United States, Europe or other countries, not conducted in accordance with GLP, might be inadmissible in support of an NDA in the United States, or comparable applications in other countries.

United States Sales and Marketing

Our commercial partner, EMD Serono, is subject to various United States regulations relating to the sales and marketing of EGRIFTATM in the United States. The FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA actively enforces the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The FDA does not regulate the practice of medicine by physicians in their choice of treatment, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. Failure to comply with applicable FDA requirements may subject a company to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

Marketing of EGRIFTATM within the United States is also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations and very few court decisions addressing industry practices, it is possible that our commercial partners’ practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent.

Form 20-F

In addition, several states require that companies implement compliance programs or comply with industry ethics codes, adopt spending limits, and report to state governments any gifts, compensation, and other remuneration provided to physicians. Regulations implementing certain provisions of the recently enacted health care reform legislation will require record-keeping and disclosure to the federal government of payments to physicians commencing in August 2013. Any activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). If the government were to allege or convict our commercial partner of violating these laws, our business could be harmed. In addition, there is ability for private individuals to bring similar actions.

Further, there are an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

In the United States and in other countries, sales of EGRIFTATM and our other product candidates will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities (such as the Centers for Medicare & Medicaid Services in the United States), managed care providers, private health insurers and other organizations.

These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We, or our commercial partners, may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of EGRIFTATM or our other product candidates. EGRIFTATM or our other product candidates may not be considered cost-effective. It is time consuming and expensive for us, and our commercial partners, to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell EGRIFTATM or our other product candidates on a competitive and profitable basis.

United States

Pursuant to the EMD Serono Agreement, EMD Serono is responsible for identifying and obtaining possible reimbursements under such government programs in the United States. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our products profitably. For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the new law imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products and biologic agents. Substantial new provisions affecting compliance also have been enacted, which may require us, or EMD Serono, to modify our business practices with healthcare practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and also may increase our regulatory burdens and operating costs.

Form 20-F

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and included a major expansion of the prescription drug benefit under a new Medicare Part D. Medicare Part D went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA will have on the prices paid for EGRIFTATM and our other product candidates. Some studies indicate that Part D lowered the average price and increased the utilization of prescription drugs by Medicare beneficiaries. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

There are also laws that govern a company’s eligibility to participate in Medicare and Medicaid reimbursements. For example, a company may be debarred from participation if it is found to have violated federal anti-kickback laws, which could have a significant effect on a company’s ability to operate its business.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations, and additional legislative proposals. Indeed, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

Europe and other countries covered by our agreements

Outside of the United States, sales of EGRIFTATM and our other product candidates will depend in part on the availability and level of reimbursement from third-party payors. Third-party payors can be public or private or a combination of both. In order to obtain public reimbursement, prescription drugs are often evaluated by specialized bodies in a country. This process is in many cases independent of marketing approval and the time to carry out the evaluation differs in each country, often extending beyond the initial regulatory approval date of the drug.

The requirements and aspects considered during the assessment of a new prescription drug are not necessarily the same in each country and are given different weight depending on the countries’ attitudes towards providing public healthcare and the government’s willingness to pay for these new drugs. We or our commercial partners could be required to conduct specific health economic and other studies or analyses in order to satisfy such requirements. The decision to comply with such requirements will depend on the prospects of obtaining a positive opinion and the costs involved in the process and the profitability of the market.

In many jurisdictions, pricing plays an important role in the evaluation of prescription drugs for reimbursement and in most cases, there are price controls that can include, but are not limited to, reference pricing to drugs sold within the country and in other countries, the evaluation of what a fair price would be based on the condition that is being treated and innovative quality of the new drug.

Form 20-F

Many countries, particularly in Europe, have initiated cost-cutting measures which have been reflected in reduced budgets for drugs, higher discounts imposed on manufacturers and price negotiations between authorities and manufacturers among other actions. We expect the current reimbursement evaluation process and pricing policies to keep evolving in ways that we may not foresee.

In Latin America, Brazil has a formal price procedure through ANVISA which determines the price of a pharmaceutical based on five reference countries, including the United States. However, there is uncertainty in pricing of pharmaceutical drugs in Latin America in general.

Pursuant to the Sanofi Agreement, the Ferrer Agreement and the Actelion Agreement, each is responsible for identifying and obtaining possible reimbursements under government programs in their respective territories.

C.   Organizational Structure

As at November 30, 2012, Theratechnologies had the following subsidiaries:

Subsidiary Wholly-owned	Jurisdiction of incorporation	Address
Theratechnologies Intercontinental Inc.	Québec	2310, Alfred-Nobel Blvd., Montréal, Québec, H4S 2B4
Theratechnologies Europe Inc.	Québec	2310, Alfred-Nobel Blvd., Montréal, Québec, H4S 2B4
Theratechnologies Canada Inc.	Québec	2310, Alfred-Nobel Blvd., Montréal, Québec, H4S 2B4
Pharma-G. Inc.	Québec	2310, Alfred-Nobel Blvd., Montréal, Québec, H4S 2B4

D.   Property, plants and equipment

Our head office and principal place of business is located at 2310, Alfred-Nobel Boulevard, Montréal, Québec, Canada, H4S 2B4. We lease a 36,400 square-foot building, which houses both administrative offices and laboratories.

The laboratories enable us to conduct small-scale peptide manufacturing, discovery and pre-clinical researches. However, following the review of our business plan, we currently have suspended these activities.

Further to the workforce reduction resulting from the corporate reorganizations that occurred in December 2011 and October 2012, we now occupy approximately 15% of the building. An onerous lease provision of $5,905,000 was accounted for in our financial year ended November 30, 2012. The onerous lease provision includes a provision for future lease costs of the vacant portion of the building, net of estimated of sublease rentals that could reasonably be obtained. The provision is based on our management’s best estimates of various factors, including sublease rates that have yet to be negotiated, the timing of a sublease transaction and discount rates.

We have retained the services of a real estate agent to determine whether we can sublease all or part of the building. We could also negotiate the termination of our lease with the prior agreement of our landlord.

Item 4A.     Unresolved Staff Comments

None

Form 20-F

Item 5. Operating and Financial Review and Prospects

Information relating to operating and financial review and prospects are detailed in the Management’s Discussion and Analysis, or MD&A, for the years ended November 30, 2012 and 2011 included therein and in conjunction with the Audited Consolidated Financial Statements of the Corporation and related notes included at “Item 18 – Financial Statements” of this Annual Report.

A.   Operating results.

Refer to our MD&A included hereinafter in this Annual Report.

B.   Liquidity and capital resources.

Refer to the MD&A included hereinafter in this Annual Report.

C.   Research and development, patents and licenses.

The Company incurred research and development costs net of tax credits amounting to $6,341,000, $10,992,000 and $14,064,000 in the years ended November 30, 2012, 2011 and 2010, respectively. Refer to the MD&A included hereinafter and to “Item 4.B – Business Overview” of this Annual Report.

D.   Trend information.

Other than those discussed under “Item 4.B – Business Overview” and under the MD&A included hereinafter, the Company does not know of any significant trends that would be material to its operations since the last financial year.

E.   Off-balance sheet arrangements.

Refer to the MD&A included hereinafter in this Annual Report.

F.   Tabular disclosure of contractual obligations.

Refer to the MD&A included hereinafter in this Annual Report.

G.   Safe harbor.

This Annual Report contains forward-looking statements, principally in “Item 4 - Information on the Company” and “Item 5 - Operating and Financial Review and Prospects”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Corporation’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under “Item 3.D - Risk Factors” and factors described in documents that the Corporation may furnish from time to time to the SEC. Except as required by law, the Corporation undertakes no obligation to update publicly or revise any forward-looking statements because of new information. Please refer to the forward-looking statements section at the beginning of this Annual Report.

Form 20-F

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FINANCIAL YEARS ENDED

NOVEMBER 30, 2012 AND 2011

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position of Theratechnologies Inc., on a consolidated basis, as at November 30, 2012 and November 30, 2011. It also provides a review of our performance by comparing the Company’s results of operations, on a consolidated basis, for the twelve-month period ended November 30, 2012, or Fiscal 2012, with the twelve-month period ending November 30 2011, or Fiscal 2011, and for Fiscal 2011 with the twelve-month period ended November 30, 2010, or Fiscal 2010. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated February 26, 2013 and should be read in conjunction with the audited consolidated financial statements and the notes thereto. All monetary amounts set forth in this MD&A are expressed in Canadian dollars, except where otherwise indicated. References to $ and C$ are to Canadian dollars and references to US$ are to U.S. dollars.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The audited consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors.

In this MD&A, the use of EGRIFTATM refers to tesamorelin for the reduction of excess abdominal in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases.

BUSINESS OVERVIEW

We are a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth hormone releasing factor, or GRF, peptides.

Our first product, EGRIFTATM (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008, as amended in April 2012, or the EMD Serono Agreement. EMD Serono launched EGRIFTATM on January 10, 2011.

In order to expand the commercial distribution of EGRIFTATM, we have also granted exclusive commercialization rights to EGRIFTATM in other territories as follows;

—	in December 2010 to an affiliate of sanofi, or sanofi, for Latin America, Africa and the Middle East;
—	in February 2011 to Ferrer Internacional S.A., or Ferrer, for Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries; and
—	in February 2012 to Actelion Pharmaceuticals Canada Inc., or Actelion, for Canada.

In each case, we are responsible for the manufacture of EGRIFTATM and its supply to EMD Serono, sanofi, Ferrer and Actelion.

Form 20-F

Business Plan

The two principal operating objectives that we established for ourselves at the outset of Fiscal 2012 were to maximize the global commercial value of EGRIFTATM and advance the development of TH1173, our second-generation GRF peptide.

Specifically, our Fiscal 2012 operating goals were to:

—	assist our commercial partners in obtaining additional regulatory approvals for EGRIFTATM quickly and in as many markets as possible; and
—

initiate feasibility studies testing new methods of administration for the TH1173 and undertake pre-clinical testing of the compound in anticipation of launching a Phase 1 clinical trial in the second half of 2013.

Progress was made throughout the year towards achieving both goals; however, the results with respect to obtaining regulatory approvals for EGRIFTATM, and the related revenue growth, were adversely affected by setbacks and delays. Most notable among these was Ferrer’s withdrawal of its Marketing Authorization Application, or MAA, with the European Medicines Agency, or EMA, in June 2012.

On October 11, 2012, the Company announced that the President and Chief Executive Officer had been relieved of his duties and was leaving the Company. The Board of Directors selected the Senior Executive Vice President and Chief Financial Officer to fulfill the responsibilities of President and Chief Executive Officer. On October 30, 2012, we announced revisions to our business plan and a related restructuring. The principal thrust of the revised plan is to become cash neutral as soon as possible by focusing almost all of our efforts and resources on maximizing revenues from EGRIFTATM, while continuing to tightly manage expenses. Completing the ongoing preclinical studies for TH1173 was retained as an objective for 2012 but the launch of the Phase 1 clinical program was put on hold, until we have sufficient funds to invest in the project. In addition, all significant long-term research and development activities with respect to our other product candidates and discovery of new peptides were suspended.

With the restructuring behind us, we enter the 2013 fiscal year highly focused on our business plan objectives; and, we are well-financed with $20,924,000 in liquidities (cash, bonds, and tax credits and grants receivable) as at November 30, 2012 and an expected cash burn rate that is lower than in prior years. In keeping with the overriding strategy of becoming cash neutral by focusing on EGRIFTATM, our principal objectives for fiscal 2013 are as follows:

—

continue to actively support EMD Serono’s efforts to develop the market for EGRIFTATM in the United States, through financing the post-approval commitments made to the FDA and also by lifecycle management initiatives such as formulation improvements;

—	continue to support the efforts of sanofi to obtain regulatory approvals in Latin America;
—	re-file for marketing approval in Europe, on the condition that, in our judgment, there is a reasonable likelihood of success;
—	continue to pursue regulatory approval in Canada; and
—	tightly control expenses.

In the mid-term, we intend to continue exploring the possibility of partnering EGRIFTATM for commercialization in new territories, and identifying diseases for which tesamorelin could be indicated as a treatment and further develop our lifecycle management program for EGRIFTATM, which includes developing new formulations and presentations. We will also be exploring partnership and licensing activities with respect to TH1173 in certain territories.

In the longer term, we intend to resume our research and development programs on our product candidates, including TH1173, and develop new GRF peptides that could have routes of administration other than injection.

The paragraphs that follow provide more background information and details on the various aspects of our business including the progress made in Fiscal 2012 and plans for fiscal 2013.

Form 20-F

Commercial and Regulatory Activities

United States

EMD Serono began selling EGRIFTATM in the United States in January 2011 and we receive royalties on their sales. While the EMD Serono sales figures for EGRIFTATM are not publicly available, the year-over-year, quarterly royalties earned on those sales have grown since the product launch. A second indicator of underlying sales trends is IMS, a third-party supplier of prescription information to the pharmaceutical industry. IMS data is not always an accurate measure of sales in the short term, particularly for products like EGRIFTATM with relatively low sales volumes and only a limited number of dispensing pharmacies. However, IMS data does provide insight into sales trends over time and, according to the data, total EGRIFTATM prescriptions for calendar year 2012 were 65% higher than in calendar year 2011.

Our 2012 regulatory activities in the United States were largely focused on optimizing the lifecycle of EGRIFTATM and supporting the efforts of EMD Serono to expand the patient base. This included completing the development of a new, single-vial, presentation of EGRIFTATM. Shipments of the new presentation began in September 2012 and it was launched by EMD Serono in October 2012. In January 2013, EMD Serono received FDA approval for a revision to the EGRIFTATM prescribing information to include storage conditions at or below 25°C, or room-temperature storage, for a 12-week period after dispensing to patients. Previously, EGRIFTATM required refrigeration as it could only be stored between 2°C and 8°C (36°F and 46°F).

Latin America, Africa and the Middle East

Pursuant to our distribution and licensing agreement with sanofi, or Sanofi Agreement, marketing authorization applications were filed in Israel, Brazil, Argentina, Mexico, Colombia and Venezuela. Throughout 2012, we provided support to sanofi, as needed, to meet the needs of the regulators in these countries.

In June 2012, we were informed by sanofi that as part of the manufacturing assessment for the application in Brazil, the Brazilian National Health Surveillance Agency, or ANVISA, had audited the Montreal-based third-party manufacturing site for EGRIFTATM and identified technical deficiencies. We subsequently met with the manufacturer and identified a series of corrective measures to address ANVISA’s concerns. All of the corrective measures proposed by ANVISA have been agreed to by the manufacturer and most of them have now been implemented. The final step in the manufacturing assessment is a conformational audit by ANVISA which is expected to occur in 2013 and the corrective measures will have been completed by the time of such audit. The evaluation of the Brazilian marketing application for EGRIFTATM is ongoing. It is a separate process, conducted in parallel with the manufacturing assessment.

In Argentina, we were informed by sanofi that the marketing authorization application filed in September 2011 needs to be amended as a result of the new presentation of EGRIFTATM launched in the United States in October 2012 and, accordingly, the file will be resubmitted. We are supporting sanofi with corrective measures and we expect sanofi to resubmit the file in the third quarter of 2013, after which the review process will begin anew.

We have also been advised by sanofi that the filing in Venezuela made in June 2012 was deemed by local authorities to be incomplete for technical reasons. We have since supported sanofi with corrective measures and we expect sanofi to resubmit the file in the first half of 2013, after which the review process will begin anew.

The regulatory review processes for marketing authorization applications in Israel, Mexico and Colombia are ongoing.

Form 20-F

Europe

Ferrer filed a MAA with the EMA in June 2011. On June 22, 2012, we announced that Ferrer was withdrawing the MAA following an oral explanation with the EMA’s Committee for Medicinal Products for Human Use, or CHMP, which did not allow for the CHMP to conclude on a positive risk/benefit balance. Concerns were raised by the CHMP regarding the increase level of IGF-1 and the related potential safety concerns over the long-term use of EGRIFTATM. The CHMP also raised concerns about the lack of data on the correlation between the effect of reducing VAT and cardiovascular diseases.

In keeping with the decision made in October 2012 to focus substantially all of our efforts on EGRIFTATM, we are currently discussing the terms of our distribution and licensing agreement with Ferrer, or Ferrer Agreement. In the course of such discussions, Ferrer has indicated that we could be responsible for re-filing a MAA in European countries if we decide to do so. Our objective is to re-file in Europe, or in certain European countries, before the end of 2013 and we are currently working with key physicians, patient groups, regulatory consultants and certain regulators to achieve that goal. We will only proceed with an application if we determine that there is a reasonable likelihood of success, based on the EGRIFTATM data that is currently available.

Canada

We filed a New Drug Submission, or NDS, for EGRIFTATM with Health Canada’s Therapeutic Products Directorate, or TPD, in June 2011; and, in February 2012, we entered into a supply, distribution and licensing agreement with Actelion, or Actelion Agreement.

TPD issued a notice of non-compliance, or NON, in relation to the NDS in June 2012. The NON contained questions regarding long-term safety, the appropriate patient population and the proposed indication. We were granted 90 days to respond to the questions and did so within the time delay. TPD then confirmed that the screening of the NDS was complete, which allowed the regulatory review to proceed. The process is ongoing and a decision from TPD is expected in the second quarter of fiscal 2013.

Research and Development Activities

EGRIFTATM

Research and development, or R&D, activities in Fiscal 2012 included work on the three post-approval commitments made to the FDA in relation to the marketing approval granted to EGRIFTATM. The first of these was the development of a single-vial presentation of EGRIFTATM, which was completed. The first shipment of the new presentation to EMD Serono occurred in September 2012 and the new presentation was launched by EMD Serono in October 2012. Preparations for the Phase 4 clinical trial to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat were completed in Fiscal 2012 and patient recruitment is now underway. The long-term observational safety study using EGRIFTATM is in the early stages with EMD Serono now recruiting clinical sites.

Other R&D projects involving EGRIFTATM are aimed at product improvements such as new, lower-volume formulations and the previously described Supplemental New Drug Application, or sNDA, providing for room-temperature storage of EGRIFTATM, which was filed by EMD Serono and approved by the FDA in January 2013.

TH1173

In October 2011, we announced the discovery of TH1173, a second-generation GRF peptide. In May 2012, we initiated a preclinical safety program for TH1173, including the seven-day and 28-day toxicology studies required for human testing. The results of the preclinical program were positive and we are now in a position to proceed with Phase 1 clinical testing at the appropriate time. In January 2013, the United States Patent and Trademark Office, or USPTO, issued a composition of matter patent for TH1173, providing scheduled protection until 2032.

Form 20-F

Other Developments

On August 7, 2012, we received notification from NASDAQ that, for 30 consecutive business days, the bid price of our common shares had closed below $1.00 per share, the minimum closing bid price required by the exchange’s continued listing requirements. On January 14, 2013, we announced our intention to voluntarily delist our common shares from the NASDAQ Global Market and the delisting took effect on February 5, 2013. Our common shares continue to trade on the Toronto Stock Exchange under the symbol “TH”.

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. No judgement has been rendered yet following the January 24, 2013 hearing.

Selected Annual Information

Consolidated statement of comprehensive income years ended November 30 (in thousands of Canadian dollars, except per share amounts	2012	2011	2010
Revenue	$13,567	$14,928	$31,868
Research and development expenses, net of tax credits	$6,341	$10,992	$14,064
Restructuring costs	$10,702	$716	-
Results from operating activities	$(14,846)	$(18,768)	$6,663
Net finance income	$911	$966	$2,381
Net (loss) profit	$(13,940)	$(17,730)	$8,930
Basic and diluted (loss) earnings per share	$(0.23)	$(0.29)	$0.15

Consolidated statement of financial position at November 30 (in thousands of Canadian dollars	2012	2011	2010
Cash and current and non-current bonds	$20,503	$36,787	$64,550
Tax credits and grants receivable	$421	$346	$332
Total assets	$36,332	$52,873	$71,651
Total share capital	$280,872	$280,488	$279,398
Total equity	$22,670	$36,343	$52,656

Operating Results - twelve months ended November 30, 2012 compared to twelve months ended November 30, 2011

Revenue

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the twelve months ended November 30, 2012 amounted to $13,567,000 compared to $14,928,000 in Fiscal 2011.

Form 20-F

(in thousands of Canadian dollars)	2012	2011
Sale of goods	$5,235	$8,351
Upfront and milestone payments	$4,077	$5,134
Royalties and license fees	$4,255	$1,443
Revenue	$13,567	$14,928

Revenue generated from sale of goods amounted to $5,235,000 in the twelve-month period ended November 30, 2012 compared to $8,351,000 in Fiscal 2011. EGRIFTATM was first offered for sale to the public in January 2011 and our sales in Fiscal 2011 reflect the buildup of stocks needed by EMD Serono for the product launch in the U.S. market. Revenues from sale of goods in Fiscal 2012 were more closely tied to actual sales to patients. Future sales of goods should also track patient sales but they can also vary significantly in the short term as a function of EMD Serono’s procurement policies.

Royalties, which are almost entirely derived from the sales of EGRIFTATM, were $4,255,000 in Fiscal 2012 compared to $1,443,000 in Fiscal 2011. Most of the increase is due to growth in EGRIFTATM sales, which were up significantly in Fiscal 2012 compared to Fiscal 2011. In addition, the royalties reported in Fiscal 2012 include an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTATM sales in October 2012 and November 2012, for which the comparable amounts from last year were only recorded in the first quarter of Fiscal 2012.

Revenue also includes the amortization of the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement. For the twelve-month period ended November 30, 2012, $4,077,000 was recognized as revenue related to the initial payment, compared to $5,134,000 in Fiscal 2011. The amortization amount in Fiscal 2012 reflects an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed. At November 30, 2012, the remaining deferred revenue related to this transaction recorded on the consolidated statement of financial position amounted to $4,481,000.

Cost of Sales

For the twelve months ended November 30, 2012, the cost of sales of EGRIFTATM amounted to $5,056,000 compared to $9,146,000 in Fiscal 2011, largely as a result of the lower sale of goods in Fiscal 2012 as described above. The cost of sales exceeded sale of goods revenue in 2011, reflecting the depletion of higher-cost inventory produced at an earlier date and expenses associated with validating additional suppliers for EGRIFTATM. Cost of sales is detailed in note 7 “Cost of sales” of our audited consolidated financial statements for the years ended November 30, 2012, 2011 and 2010.

R&D Expenses

R&D expenses, net of tax credits, amounted to $6,341,000 in the twelve months ended November 30, 2012 compared to $10,992,000 in Fiscal 2011. The significant reduction in R&D expenses is largely due to the adoption of a more focused business plan and the related restructuring initiatives. R&D expenses in 2012 were associated with pursuing the development of TH1173 and a new formulation of EGRIFTATM, the two Phase 4 clinical trials, and helping our commercial partners to pursue regulatory approvals in their respective jurisdictions.

R&D expenses in Fiscal 2011 were related to the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTATM and to the discovery and development of novel GRF peptides, including TH1173. R&D expenses in Fiscal 2011 also included the cost of filing the NDS in Canada, all regulatory and clinical activities to support our three commercial partners, and follow-up on post-approval commitments made to the FDA.

Form 20-F

Selling and Market Development Expenses

Selling and market development expenses amounted to $852,000 for the twelve months ended November 30, 2012, compared to $2,019,000 in Fiscal 2011, reflecting cost savings from restructuring initiatives in Fiscal 2012. With EGRIFTATM licensing agreements now in place in major markets, the ongoing selling and market development expenses are reduced to the costs of managing relationships with our commercial partners and certain selling expenses such as insurance coverage for inventories.

General and Administrative Expenses

General and administrative expenses amounted to $5,462,000 in the twelve months ended November 30, 2012 compared to $10,823,000 in Fiscal 2011. The expenses in 2012 were considerably lower as a result of restructurings, the departure of the former President and Chief Executive Officer and the suspension of executive bonuses. In addition, the relatively high expenses in 2011 included the costs associated with the planned public offering of our common shares, the cost of listing our common shares on NASDAQ, as well as costs related to the change in leadership of the Company in that year.

Restructuring Costs

Restructuring costs amounted to $10,702,000 in the twelve months ended November 30, 2012 compared to $716,000 in Fiscal 2011. Early in Fiscal 2012, we took steps to narrow the focus of our business by concentrating our efforts on EGRIFTATM and on developing TH1173. The related restructuring costs were $6,176,000, which were mainly incurred in the first quarter. We announced further revisions to our business plan and related restructuring activities aimed at accelerating the process of becoming cash neutral in October 2012. The second restructuring resulted in fourth-quarter costs of $4,526,000.

In Fiscal 2011, a restructuring was undertaken in June, following a re-evaluation of our R&D business model. The objective was to rely more on external partners in both the private and public sectors in order to bring our R&D projects forward. As a result, we incurred restructuring costs of $716,000 in the third quarter.

Restructuring costs, which include provisions and write-downs, are described in more detail in note 20 (b) “Restructuring costs” of our audited consolidated financial statements for the years ended November 30, 2012, 2011 and 2010.

Net Financial Income

Finance income for the twelve months ended November 30, 2012 was $890,000 compared to $1,602,000 in Fiscal 2011. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments were liquidated to fund operations.

Finance costs for the twelve months ended November 30, 2012 were actually a gain of $21,000 as a result of favorable foreign exchange fluctuations. The finance costs of $636,000 in Fiscal 2011 included a foreign exchange loss incurred in the first quarter, upon receipt and translation to Canadian dollars of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been recognized as revenue and translated into Canadian dollars at the more favorable exchange rate in effect at the end of Fiscal 2010, resulting in an exchange gain of $511,000 in that period.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $13,940,000 or $0.23 per share (including restructuring costs of $10,702,000) in the twelve months ended November 30, 2012 compared to a net loss of $17,730,000 or $0.29 per share (including restructuring costs of $716,000) in Fiscal 2011.

Form 20-F

Fourth Quarter Comparison

Consolidated revenue for the three months ended November 30, 2012 amounted to $3,899,000 compared to $4,410,000 for the same period in 2011.

(in thousands of Canadian dollars)	2012	2011
Sale of goods	$1,375	$2,670
Upfront and milestone payments	$868	$1,069
Royalties and license fees	$1,656	$671
Revenue	$3,899	$4,410

Revenue generated from the sale of goods for the three months ended November 30, 2012 was $1,375,000 compared to $2,670,000 in the comparable period in Fiscal 2011. The decline reflects the procurement policies of EMD Serono. In fact, royalty revenues demonstrate that sales by EMD Serono to end-users in the fourth quarter of Fiscal 2012 were higher than those of the comparable quarter in Fiscal 2011.

Royalties were $1,656,000 in the three months ended November 30, 2012, compared to $671,000 in the comparable period of Fiscal 2011. The increase is due, in part, to growth in year-over-year EGRIFTATM sales. In addition, the royalties reported in Fiscal 2012 include an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTATM sales in October 2012 and November 2012, for which the comparable amounts from last year were only recorded in the first quarter of Fiscal 2012.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $868,000 for the three-month period ended November 30, 2012, compared to $1,069,000 in the comparable period of Fiscal 2011. The amortization amount in Fiscal 2012 reflects an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed.

Reflecting the decrease in sale of goods described above, the cost of sales for the three months ended November 30, 2012 was $1,323,000 compared to $2,018,000. The decrease in sales also resulted in higher absorption rates for fixed manufacturing costs resulting in a lower gross margin in the fourth quarter of Fiscal 2012.

R&D expenses, net of tax credits, amounted to $1,894,000 in the three months ended November 30, 2012 compared to $2,020,000 in the comparable period of Fiscal 2011. R&D expenses in 2012 were associated with pursuing the development of TH1173 and a new formulation of EGRIFTATM, the two Phase 4 clinical trials, and helping our commercial partners to pursue regulatory approvals in their respective jurisdictions. R&D activities in 2011 included the discontinued Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, work on a new formulation and a new presentation of EGRIFTATM, the development of novel GRF peptides including TH1173, as well as regulatory and clinical activities to support our commercial partners and to meet post-approval commitments made to the FDA.

Selling and market development expenses amounted to $116,000 for the three months ended November 30, 2012, compared to $530,000 for the comparable period of Fiscal 2011, reflecting cost savings from restructuring initiatives in Fiscal 2012. With EGRIFTATM licensing agreements now in place in major markets, the ongoing selling and market development expenses are reduced to the costs of managing relationships with our commercial partners and certain selling expenses such as insurance coverage for inventories.

General and administrative expenses amounted to $556,000 in the three months ended November 30, 2012 compared to $1,789,000 in the comparable period of Fiscal 2011. The expenses in 2012 were considerably lower as a result of restructuring activities, the departure of the former President and Chief Executive Officer, and the suspension of executive bonuses.

The restructuring costs in the three months ended November 30, 2012 of $4,526,000 resulted from the previously described revisions to our business plan aimed at becoming cash neutral as soon as possible.

Form 20-F

Net financial income for the three months ended November 30, 2012 was $166,000 compared to $285,000 in the comparable period of Fiscal 2011. The decline in 2012 is principally due to lower interest revenues related to a gradual decline in the portfolio size as investments were liquidated to fund operations.

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,341,000 or $0.07 per share (including restructuring costs of $4,526,000) in the three months ended November 30, 2012 compared to a net loss of $1,687,000 or $0.03 per share in the comparable period of Fiscal 2011.

In the three months ended November 30, 2012, the use of cash in operating activities amounted to $3,756,000 compared to $2,322,000 in the comparable period of Fiscal 2011.

Operating Results -- twelve months ended November 30, 2011 compared to twelve months ended November 30, 2010

Revenue

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the EMD Serono Agreement. Consolidated revenue for the twelve months ended November 30, 2011 amounted to $14,928,000 compared to $31,868,000 in Fiscal 2010.

(in thousands of Canadian dollars)	2011	2010
Sale of goods	$8,351	$ -
Upfront and milestone payments	$5,134	$31,846
Royalties and license fees	$1,443	$22
Revenue	$14,928	$31,868

Revenue generated from sale of goods amounted to $8,351,000 in the twelve-month period ended November 30, 2011. There were no product sales in Fiscal 2010 because EGRIFTATM was first offered for sale by EMD Serono in January 2011.

Royalties reported in Fiscal 2011 were based on royalty payments received rather than on royalties earned. In Fiscal 2011, we received royalty and license fees revenue of $1,423,000 for the selling period from January 1, 2011 to September 30, 2011. Royalty revenue grew throughout the selling period due to an increase in the prescription base, which includes both new and repeat prescriptions. There were no royalties received in Fiscal 2010 because EGRIFTATM was first offered for sale by EMD Serono in January 2011.

Revenue also includes the amortization of the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement in 2008. For the twelve months ended November 30, 2011, an amount of $5,134,000 was recognized as revenue related to this transaction, compared to $6,846,000 in Fiscal 2010. The amortization amount in Fiscal 2011 reflects an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed. Revenue in Fiscal 2010 includes a milestone payment of $25,000,000 received from EMD Serono on November 30, 2010 associated with the satisfaction of the condition of approval of EGRIFTATM by the FDA.

Cost of Sales

For the twelve months ended November 30, 2011, the cost of sales of EGRIFTATM totaled $9,146,000. There were no EGRIFTATM sales in Fiscal 2010; however, we began production through our third-party suppliers late in that year in anticipation of the EGRIFTATM launch in the United States. Costs related to this activity and other unallocated costs related to the start-up of the manufacturing process amounted to $469,000 in Fiscal 2010.

Form 20-F

The cost of sales exceeded sale of goods revenue in Fiscal 2011, reflecting the depletion of higher-cost inventory produced at an earlier date and expenses associated with validating additional suppliers for EGRIFTATM. Cost of sales is detailed in note 7 “Cost of sales” of our audited consolidated financial statements for the years ended November 30, 2012, 2011 and 2010.

R&D Expenses

R&D expenses, net of tax credits, totaled $10,992,000 for the twelve months ended November 30, 2011 compared to $14,064,000 in Fiscal 2010. The lower R&D expenses in Fiscal 2011 are due to changes in the nature of the activities undertaken, to staff reductions implemented as part of a restructuring in June 2011, as well as lower bonus payments.

R&D expenses in Fiscal 2011 were related to the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTATM and to the discovery and development of novel GRF peptides, including TH1173. R&D expenses in Fiscal 2011 also include the cost of filing a NDS in Canada, all regulatory and clinical activities to support our three commercial partners, and follow-up on post-approval commitments made to the FDA. R&D expenses incurred in Fiscal 2010 were mainly related to the pursuit of the regulatory approval of EGRIFTATM by the FDA.

Selling and Market Development Expenses

Selling and market development expenses amounted to $2,019,000 for the twelve months ended November 30, 2011, compared to $2,670,000 in Fiscal 2010. The decrease reflects the execution of the Sanofi Agreement and the Ferrer Agreement in the first quarter of Fiscal 2011, which transferred responsibility for all marketing expenses to these licensees, as well as lower bonus payments. In Fiscal 2011, selling and market development expenses were largely associated with the management of the agreements with the three commercial partners.

General and Administrative Expenses

General and administrative expenses amounted to $10,823,000 in the twelve months ended November 30, 2011 compared to $8,002,000 in Fiscal 2010. The higher expenses in Fiscal 2011 included the costs associated with the planned public offering of our common shares, the cost of listing our common shares on NASDAQ, as well as costs related to the change in leadership of the Company in that year. These increased expenses were partially offset by staff reductions and lower bonus payments.

Restructuring Costs

Following a re-evaluation of our R&D business model, we announced a restructuring on June 2, 2011, aimed at relying more on external partners in both the private and public sectors in order to bring our R&D projects forward. As a result, we incurred restructuring costs of $716,000 in the third quarter of Fiscal 2011.

Net Financial Income

Finance income for the twelve months ended November 30, 2011 was $1,602,000 compared to $1,888,000 in Fiscal 2010. Interest revenues for Fiscal 2011 were generally lower than Fiscal 2010 due to a gradual decline in the portfolio size as investments were liquidated to fund operations.

Finance costs for Fiscal 2011 were $636,000 compared to finance income of $493,000 in Fiscal 2010. The finance costs in Fiscal 2011 included a foreign exchange loss incurred in the first quarter, upon receipt and translation to Canadian dollars of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been recognized as revenue and translated into Canadian dollars at the more favorable exchange rate in effect at the end of Fiscal 2010, resulting in an exchange gain of $511,000 in that period.

Form 20-F

Net Results

Taking into account the revenue and expenses described above, we recorded a net loss of $17,730,000 or $0.29 per share (including restructuring costs of $716,000) in Fiscal 2011 compared to a net profit of $8,930,000 or $0.15 per share in Fiscal 2010. The net profit in Fiscal 2010 was principally due to milestone-payment revenue of US $25,000,000 related to the EMD Serono Agreement.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sale of goods	$1,375	$1,725	$856	$1,279	$2,670	$1,878	$2,005	$1,798
Upfront and milestone payments	$868	$1,070	$1,069	$1,070	$1,069	$1,070	$1,284	$1,711
Royalties and license fees	$1,656	$1,027	$731	$841	$671	$569	$194	$9
	$3,899	$3,822	$2,656	$3,190	$4,410	$3,517	$3,483	$3,518
Net loss	$(4,341)	$(698)	$(1,417)	$(7,484)	$(1,687)	$(4,170)	$(5,941)	$(5,932)
Basic and diluted loss per share	$(0.07)	$(0.01)	$(0.02)	$(0.12)	$(0.03)	$(0.07)	$(0.10)	$(0.10)

EGRIFTATM was first offered for sale to the public in January 2011 and our quarterly sales of goods in Fiscal 2011 reflect the buildup of stocks needed by EMD Serono for the product launch. Revenues from sale of goods in Fiscal 2012 were more closely tied to actual sales to patients but they can also vary significantly in the short term due to EMD Serono procurement policies, as occurred in the fourth quarter of 2012.

Royalties and license fees in the fourth quarter of Fiscal 2012 include an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTATM sales in October 2012 and November 2012, for which the comparable amounts from last year were only recorded in the first quarter of Fiscal 2012.

The net losses reported in the first and fourth quarters of Fiscal 2012 and the third quarter of Fiscal 2011; include restructuring costs of $6,176,000, $4,526,000 and $716,000, respectively.

Liquidity and Capital Resources

Our objective in managing capital is to ensure a sufficient liquidity position to finance our business activities. Prior to Fiscal 2011, we funded our activities by relying primarily on public offerings of common shares in Canada and private placements of our common shares as well as on up-front payments and milestone payments primarily associated with the EMD Serono Agreement. When possible, we try to optimize our liquidity position using non-dilutive sources, including investment tax credits, grants and interest income. With the market launch of EGRIFTATM in Fiscal 2011, we now receive additional revenues in the form of product sales and royalties. We believe the Company has sufficient cash and bonds on hand at November 30, 2012 to carry out our planned activities and meet our liabilities as they come due for the next 12 months.

For the twelve months ended November 30, 2012, the use of cash in operating activities was $15,634,000 (including $4,325,000, representing the cash portion of restructuring costs) compared to $27,218,000 (including $664,000, representing the cash portion of restructuring costs) in Fiscal 2011.

The large decrease in the use of cash in Fiscal 2012 reflects the reduction in the net loss from $17,730,000 in Fiscal 2011 to $13,940,000 in Fiscal 2012. Furthermore, the nature of the net loss in Fiscal 2012 had a positive effect on working capital because it included substantial restructuring provisions for which cash was not disbursed in the period. Provisions increased by $5,574,000 in Fiscal 2012 compared to $52,000 in Fiscal

Form 20-F

2011. Inventory increased by $2,864,000 in Fiscal 2012 compared to an increase of $6,415,000 in Fiscal 2011. Following a buildup of inventory in Fiscal 2011 and the first six months of Fiscal 2012 related to the market launch of EGRIFTATM, inventory levels stabilized and started to decrease. Largely as a result of the restructuring provisions and the stabilization of inventory levels, changes in operating assets and liabilities generated $1,427,000 of cash in Fiscal 2012, compared to $6,477,000 of cash used in Fiscal 2011.

The Company’s share purchase plan, or Plan, was discontinued in March 2012 and no common share subscriptions were received in connection with the Plan in Fiscal 2012 (7,837 common shares for $34,000 in Fiscal 2011). In addition, 145,337 stock options were exercised in Fiscal 2012 for cash consideration of $243,000 (344,665 stock options for $668,000 in Fiscal 2011).

As at November 30, 2012, cash and bonds amounted to $20,503,000 and tax credits and grants receivable amounted to $421,000 for a total liquidity position of $20,924,000. We invest our available cash in highly liquid fixed income instruments from governmental, municipal and paragovernmental bodies ($18,991,000 November 30, 2012).

Apart from our $3,800,000 of unused credit facilities, we do not have any additional arrangements for external debt financings. We may seek additional capital through the incurrence of debt, the issuance of equity or other financing alternatives.

Contractual Obligations

Commitments

The following table lists as at November 30, 2012 information with respect to the Company’s known contractual obligations.

  (In thousands of Canadian dollars)

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long Term Debt Obligations	--	--	--	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$5,526,000	$655,000	$928,000	$1,456,000	$2,487,000
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	-	--	--
Total	$5,526,000	$655,000	$928,000	$1,456,000	$2,487,000

Long-Term Procurement Agreements

As at November 30, 2011, we had entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at November 30, 2012, we had outstanding purchase orders and minimum payments required under these agreements amounting to $2,724,000 for the manufacture of EGRIFTATM for delivery in fiscal 2013 and 2014 ($1,893,000 and $831,000, respectively).

Credit Facilities

We have a $1,800,000 revolving credit facility, bearing interest at prime plus 0.5%. Under the terms of the revolving credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000,000, we will provide the bank with a first ranking movable hypothec (security interest) of $1,850,000 on securities judged satisfactory by the bank.

We also have a $2,000,000 line of net risk for derivative instruments.

Form 20-F

As at November 30, 2012 and 2011, we did not have any borrowings outstanding under these credit facilities.

Post-Approval Commitments

In connection with its approval of EGRIFTATM, the FDA has required the following three post-approval commitments:

—	to develop a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation);

—	to conduct a long-term observational safety study using EGRIFTATM; and

—	to conduct a Phase 4 clinical trial using EGRIFTATM.

We have developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements and it was launched by EMD Serono in October 2012.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM and is currently recruiting clinical sites. We have agreed to share the cost of this study equally with EMD Serono and estimate that our share of the cost could amount to an average of $1,300,000 per year, over a fifteen-year period.

The Phase 4 clinical trial is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. EMD Serono has now started recruiting patients. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or placebo over a three-year treatment period. While the Company is committed to supporting the trial, management believes that the protocol conditions will be difficult to meet. We estimate that the trial, if completed, could cost approximately $20,000,000 over a four- to five-year period.

Contingent Liability

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. No judgement has been rendered yet following the January 24, 2013 hearing.

The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of all their duties for the Company subject to a $200,000 deductible.

Off-Balance Sheet Arrangements

We were not involved in any off-balance sheet arrangements for the year ended November 30, 2012, with the exception of the lease of our headquarters as described above.

Form 20-F

Subsequent Events

Inventories

During the conversion of materials to finished goods in January 2013, a loss of $192,000 of materials was incurred. The Company is analyzing the responsibility in regards of this event.

Stock Option Plan

Between December 1, 2012 and February 25, 2013, 233,500 options were forfeited and expired at a weighted exercise average price of $5.37 per share. On December 20, 2012, we granted 830,000 options as an employee retention measure. The new options, which have an exercise price of $0.38, become vested in 2015.

Deferred Stock Unit Plan

Between December 1, 2012 and February 25, 2013, 100,747 deferred stock units, or DSU, were granted to certain members of the Board of Directors who elected to be compensated by DSU in lieu of cash pursuant to our deferred stock unit plan, or DSU Plan. A related expense of $34,000 will be recorded in the first quarter of 2013.

In December 2012, the two cash settled forward stock contracts (note 16 (ii) of the consolidated financial statements) were amended to expire in December 2013. To protect against fluctuation in the value of the DSU, we entered into another cash settled forward stock contract. In January 2013, we paid $50,000 as advance payment on the contract. This amount corresponds to 100,747 common shares of the Company at a price of $0.50.

Financial Risk Management

This section provides disclosure relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how we manage those risks.

Credit Risk

The Company’s exposure to credit risk currently relates to accounts receivable from only one customer (see note 5 (a) of the audited consolidated financial statements) and derivative financial assets which it manages by dealing with highly-rated Canadian financial institutions. Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses.

Included in the consolidated statement of financial position are trade receivables of $1,045,000 (2011 - $1,364,000), all of which were aged under 60 days. There was nil recorded as bad debt expense for the year ended November 30, 2012 (November 30, 2011 - nil). Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds. We invest our available cash in highly liquid fixed income instruments from governmental, paragovernmental and municipal bodies ($18,991,000 as at November 30, 2012; $34,288,000 as at November 30, 2011). As at November 30, 2012, we believe we were not exposed to any significant credit risk for the carrying amount of the bonds.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage liquidity risk through the management of our capital structure, as outlined under “Liquidity and Capital Resources”. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business.

We have adopted an investment policy in respect of the safety and preservation of capital to ensure that our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

Form 20-F

The required payments on the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease, as at November 30, 2012, are presented in notes 18 and 24(b) of the audited consolidated financial statements.

Currency Risk

We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar, primarily revenues from milestone payments, sale of goods and expenses incurred in U.S. dollars, euros and pounds sterling, or GBP.

We manage currency risk by maintaining cash in U.S. dollars and by entering into foreign exchange contracts to support U.S. forecasted outflows over a 12-month period. We do not currently view our exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.

In November 2012, we entered into two forward foreign exchange contracts to sell, in aggregate, US$390,000 for C$387,000 in December 2012 and January 2013. The fair value of these instruments at November 30, 2012 was nil.

Exchange rate fluctuations for foreign currency transactions can cause cash flow as well as amounts recorded in consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive (loss) income. Given our policy on the management of our U.S. foreign currency risk, we do not believe a sudden change in foreign exchange rates would impair or enhance our ability to pay our U.S. dollar denominated obligations.

The following table presents the significant items in foreign currencies exposed to currency risk as at November 30, 2012:

  (In thousands)

	$US	EURO	November 30, 2012 GBP
Cash	514	-	-
Trade and other receivables	1,048	-	-
Accounts payable and accrued liabilities	(657)	(17)	(15)
Total exposure from above	905	(17)	(15)
Forward exchange contracts	(390)	-	-
Net exposure	515	(17)	(15)

The following exchange rates applied during the year ended November 30, 2012:

		November 30, 2012
	Average rate	Reporting date rate
$ US - C$	1.0023	0.9936
EURO - C$	1.2886	1.2923
GBP - C$	1.5838	1.5919

Form 20-F

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have a positive or (negative) impact on the net profit or (loss) as follows, assuming that all other variables remained constant:

  (In thousands)

			November 30, 2012
	$US	EURO	GBP
Positive or (negative) impact	(26)	1	1

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Our short-term bonds are invested at fixed interest rates and/or mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that we will realize a loss as a result of a decline in the fair value of our bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Based on the value of our short and long-term bonds at November 30, 2012, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $258,000; an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities bear no interest.

Based on the average value of variable interest-bearing cash during the year ended November 30, 2012 ($1,043,000), an assumed 0.5% increase in interest rates during such period would have increased the future cash flow and the net profit by approximately $5,000; an assumed decrease of 0.5% would have had an equal but opposite effect.

Fair Values of Financial Instruments

We have determined that the carrying values of our short-term financial assets and liabilities, including cash, trade and other receivables as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds, derivative financial assets and liabilities, and liability related to the DSU Plan are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date and the quoted market value of the shares of the Company for the liability related to the DSU (see note 23 of the audited consolidated financial statements – Determination of fair values).

Form 20-F

Critical Accounting Estimates

Use of Estimates and the Exercise of Judgment

The preparation of our audited consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

—	Revenue and deferred revenue:

Revenue recognition is subject to critical judgements, particularly in collaboration agreements that include multiple deliverables, as judgement is required in allocating revenue to each component, including upfront payments, milestone payments, research services, royalties and license fees and sale of goods.

Management uses judgement in estimating the amount of royalties earned. The amount earned is calculated as a percentage of net sales of its products realized by the Company’s licensees. Net sales are provided by licensees or estimated by management using estimates of revenues from product sales of the licensees less estimates for discounts, rebates, chargebacks and allowances.

—	Stock option plan:

There is estimation uncertainty with respect to selecting inputs to Black-Scholes model used to determine the fair value of the stock options.

—	Income taxes:

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

—	Contingent liability:

Management uses judgment in assessing the possibility of any outflow in settlement of contingent liabilities.

—	Onerous contracts:

There is estimation uncertainty with respect to selecting inputs to the discounted cash flows used to determine the amount of the onerous contracts.

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Form 20-F

Recent changes in accounting standards:

(a)	Amendments to existing standards that were adopted in Fiscal 2012:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain amendments that were applicable for the annual period beginning on December 1, 2011 as follows:

(i)    IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

(ii)   IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)  IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(b)	New or revised standards and interpretations issued but not yet adopted:

In addition, the following new or revised standards and interpretations have been issued but are not effective for the Company:

(i)  IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

—	financial assets measured at amortized cost; or

—	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 expect as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

Form 20-F

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on December 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)   IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE”). IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

(iii)   IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(iv)   Amendments to IAS 1 Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively. Early adoption is permitted.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

Form 20-F

The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on December 1, 2012. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

(v)   Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

Outstanding Share Data

On February 25, 2013, the number of common shares issued and outstanding was 61,010,603 while outstanding options granted under our stock option plan were 2,022,798

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under Canadian and American laws is recorded, processed, summarized and reported within the time periods specified under Canadian and the SEC’s rules and forms, and that such information is accumulated and communicated to our President and Chief Executive Officer and Vice President, Finance, to allow timely decisions regarding required disclosure. Our management, including our President and Chief Executive Officer and Vice President, Finance, conducted an evaluation of our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report. Based upon that evaluation, our President and Chief Executive Officer and Vice President, Finance, have concluded that, as of November 30, 2012, our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under Canadian and American laws is communicated to management, including our President and Chief Executive Officer and Vice President, Finance, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified under Canadian and the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and Vice President, Finance, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Form 20-F

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operational effectiveness of our internal controls over financial reporting. Based on that assessment, our management concluded that as of November 30, 2012, our internal controls over financial reporting was effective.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. Because we are a non-accelerated filer, we are not required to subject our report to attestation by our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 6.    Directors, Senior Management and Employees

A.   Directors and senior management.

Our Directors

The table below sets forth the following information about our directors as of February 25, 2013: his name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his status as an independent director, his biography, his areas of expertise, his memberships on the committees of the Board of Directors, whether he acts as director for other public companies, and the number of common shares, DSUs and options beneficially held or controlled.

Form 20-F

Gilles Cloutier

Age: 68

Chapel Hill,

North Carolina,

United States

Independent

Director since:

March 28, 2003

Areas of Expertise:

- Pharmaceutical

  Industry

- Regulatory

- Research &

  Development

Other Directorship:

None

Principal Occupation		Corporate Director

Dr. Gilles Cloutier has over 30 years of experience in the pharmaceutical industry including five years with contract research organizations, providing strategic support to biotechnology and pharmaceutical companies. Dr. Cloutier has also held key positions with large North-American pharmaceutical companies, where he developed expertise in the field of clinical research. His experience includes the development and approval of several drugs in Canada, the United States and Europe. Dr. Cloutier sits on the board of the Corporation and is also a director on the board of the Fondation André Delambre for amyotrophic lateral sclerosis (ALS).

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
71,000	3,000	50,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee Member of Compensation Committee

Gérald A. Lacoste

Age: 69

Rivière Rouge,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

- Securities and

  Market Regulations

- Corporate

  Governance

- Mergers &

  Acquisitions

Other Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste is currently a corporate director and is a member of the North American Free Trade Agreement (NAFTA) arbitration panel.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
11,000	20,042	35,000
Committees of the Board of Directors
President of Nominating and Corporate Governance Committee Member of Audit Committee

Form 20-F

Paul Pommier Age: 70 Laval, Québec, Canada Independent Director since: January 6, 1997 Areas of Expertise: - Corporate Finance - Securities - Mergers & Acquisitions Other Directorship: None	Principal Occupation	Corporate Director - Chairman of the Board of the Corporation

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	220,100	120,314	65,000
	Committees of the Board of Directors
	President of Audit Committee Member of Nominating and Corporate Governance Committee Member of Compensation Committee

Jean-Denis Talon (1)

Age: 71

Montreal,

Québec, Canada

Independent

Director since:

May 10, 2001

Areas of Expertise:

- Human Resources

- Governmental Relations

- Mergers &

  Acquisitions

Other Directorship:

None

Principal Occupation	Corporate Director

Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than 20 years, ultimately becoming President and Chief Executive Officer. He was Chairman of the Board of AXA Canada until September 2011. Mr. Talon is also a former President of the Financial Affairs Committee at the Insurance Bureau of Canada.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
70,000	3,000	60,000
Committees of the Board of Directors
President of Compensation Committee Member of Audit Committee

Form 20-F

Luc Tanguay (2)

Age: 54

Town of Mount Royal,

Québec, Canada

Non-independent

Director since:

December 6, 1993

Areas of Expertise:

- Corporate Finance

- Securities

- Mergers &

  Acquisitions

Other Directorship:

None

Principal Occupation	President and Chief Executive Officer of the Corporation

Mr. Luc Tanguay has been active in the biotechnology industry for over 20 years. As a member of our senior management since 1996, he has contributed to our growth by facilitating access to public and private capital funding. A member of the board of directors since 1993, he has held various management positions since joining the Company. Prior to joining us, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. Mr. Tanguay obtained his M. Sc. Finance from the University of Sherbrooke.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
135,000	27,572	395,000

(1)

Mr. Talon was a member of the board of directors of Toptent Inc., or Toptent, from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), or Bankruptcy Act. Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.

(2)

Mr. Tanguay was a member of the board of directors of Ambrilia Biopharma Inc., or Ambrilia, from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada), or CCAA. The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the TSX halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8, 2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act. On April 12, 2011, Ambrilia went bankrupt.

None of our directors have a family relationship with each other and with each of our executive officers. To our knowledge, none of our directors have arrangements with our major shareholders, customers and suppliers.

Terms of Office

Each of our directors is elected annually at our shareholders meeting and remains in office until the next annual meeting of shareholders or until he resigns or his position becomes vacant following his death, destitution or for any other reason before the next annual meeting of shareholders.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described above in notes 1 and 2 to the table providing information on our directors, to our knowledge, no director (a) is, as at February 25, 2013, or has been within the ten (10) years before February 25, 2013, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive

Form 20-F

days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before February 25, 2013, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Directors’ Mandatory Retirement Policy

Our Board of Directors has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for 15 consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Our current directors who are not employees of the Corporation are grandfathered from this policy.

Directors and Executive Officers Shareholding Policy

To align directors and senior management’s interests with those of shareholders, the Board of Directors has adopted a minimum shareholding policy, or Shareholding Policy, for directors and the President and Chief Executive Officer of the Corporation in December 2010. The Board of Directors also intends to apply this policy to all executive officers. Pursuant to the policy, each director is required to hold common shares, DSUs, or a combination thereof, representing at least 400% of the value of its annual retainer to act as a Board member of the Corporation. A director is granted DSUs as payment of his annual retainer as a Board member until he holds a number of common shares and DSUs having a value worth 400% of his annual retainer. The shareholding value for the President and Chief Executive Officer was set at 300% of his annual base salary and he was given a three (3) to five (5) year period to hold such value. The shareholding value for the other executive officers is intended to be 150% of their annual base salary. The value of an individual’s shareholding is based on the higher of the acquisition cost of a common share and/or a DSU and its (their) fair market value. The value is revised on a calendar quarter basis for each director and on November 30 of each year for the President and Chief Executive Officer. Any fluctuations in the fair market value of our common shares and DSUs have no effect on the compliance by an individual with the Shareholding Policy once such individual has reached the targeted value.

Directors’ and Executive Officers’ Liability Insurance

We subscribe liability insurance for our directors and executive officers in the performance of their duties. The insurance also covers the directors and executive officers of the Corporation’s subsidiaries. During the fiscal year ended November 30, 2012, the insurance provided a maximum coverage of $25,000,000 per claim for our directors and Executive Officers and the Corporation for securities claims and an additional $20,000,000 per claim for our directors and Executive Officers only. The insurance coverage is subject to a $200,000 deductible per claim. Premiums paid by the Corporation for the policies amounted to $417,000.

Our Senior Management

The table below sets forth the following information about our senior management, or Executive Officers, as of February 25, 2013: her/his name, age, province/state of residence, her/his principal occupation, the year each Executive Officer joined the Corporation, her/his biography and the number of common shares, DSUs and options beneficially held or controlled. The information about Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Form 20-F

Marie-Noël Colussi Age: 44 Laval, Québec, Canada	Principal Occupation		Vice President, Finance

Ms. Marie-Noël Colussi is a graduate of the Université du Québec à Montréal in business administration. Prior to joining us, Ms. Colussi worked for eight years with KPMG, a major accounting firm. Ms. Colussi has experience in accounting, auditing, control and taxation, particularly in research and development. She joined us in 1997, and prior to her appointment as Vice President, Finance, in February 2002, she held the positions of Director, Accounting and Internal Control and Controller.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	10,075	3,182	208,500

Jocelyn Lafond Age: 45 Verdun, Québec, Canada	Principal Occupation	Vice President, Legal Affairs, and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	5,000	270,000

Christian Marsolais Age: 50 Town of Mount Royal, Québec, Canada	Principal Occupation	Senior Vice President, Scientific Affairs and Alliances

Dr. Christian Marsolais has over 15 years of experience in clinical research for large pharmaceutical companies, such as Sandoz Canada Inc. and BioChem Therapeutics Inc. Before joining us in 2007, Dr. Marsolais held various positions at Pfizer Global Pharmaceuticals, where he was appointed Director of Medical Affairs, Therapeutic Areas, in 2004. In this position, Dr. Marsolais was responsible for the clinical program and scientific initiatives development, as well as the integration of the Scientific Affairs and Clinical Research for the oncology and HIV Franchise. Dr. Marsolais holds a Ph.D. in Biochemistry from the Université de Montréal.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	8,597	6,312	276,000

Form 20-F

Pierre Perazzelli Age: 61 Brossard, Québec, Canada	Principal Occupation	Vice President, Pharmaceutical Development

A graduate of Université Laval, Mr. Perazzelli has been working in the pharmaceutical manufacturing industry for over 20 years. Throughout his career, he has held various positions in large pharmaceutical companies, including Bristol Myers Squibb and Abbott Laboratories, Ltd. He was Director of the LAB Laboratory, a research centre specializing in pharmaceutical formulation. He is also experienced in the production of generic drugs. Mr. Perazzelli joined us in 2000.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	4,061	217,666

None of our Executive Officers have a family relationship with each other and with our directors and, to our knowledge, none of our Executive Officers have arrangements with our major shareholders, customers and suppliers.

Term of Office

Each of our Executive Officers is employed for an indefinite term.

B.  Compensation

Compensation of our Directors

The Corporation has adopted a compensation policy for its directors who are not employed on a full-time basis by the Corporation under which they are paid an annual retainer fee as well as attendance fees. For the fiscal year ended November 30, 2012, annual retainer fees were paid on the first day of each calendar quarter whereas attendance fees were paid on the last day of each calendar quarter for meetings held during such quarter. These terms of payment remain unchanged in the fiscal year 2013. In addition, the Corporation reimburses the reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board of Directors and meetings of the committees of the Board of Directors.

The table below details the annual retainer and attendance fees paid in the last fiscal year to our directors who were not employed on a full-time basis by the Corporation as board members and as committee members.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2012
Annual Retainer to Chair of the Board	$100,000(1)
Annual Retainer to Board Members	$17,500
Attendance Fees Paid for Each Meeting of the Board of Directors
- in person	$1,500
- by conference call	$800
Annual Retainer to Chair of the Audit Committee	$8,000
Annual Retainer to Chair of each Committee (other than the Audit Committee and Finance Committee)	$6,000
Annual Retainer to Committee Members	$3,000
Attendance Fees Paid for Each Meeting of a Committee
- in person	$1,000
- by conference call	$ 800
(1)	The annual retainer of the Chair of the Board will be reduced to $55,000 effective July 1, 2013.

Form 20-F

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2012 and the value thereof.

Name	Fees earned	Share-based awards(1)		Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Gilles Cloutier	41,658	--	--	--	--	--	--	41,658
A. Jean de Grandpré(2)	8,750	--	--	--	--	--	--	8,750
Robert Goyer (3)(4)	11,208	1,732	4,375	--	--	--	--	15,583
Gérald A. Lacoste(5)	46,700	1,732	4,375	--	--	--	--	51,075
Paul Pommier(6)	123,033	11,629	29,375	--	--	--	--	152,408
Bernard Reculeau(7)	11,208	1,732	4,375	--	--	--	--	15,583
Jean-Denis Talon	50,075	--	--	--	--	--	--	50,075
(1)

Share-based awards are comprised of deferred share units, or DSUs, issued under the deferred share unit plan, or DSU Plan. For a description of the DSU Plan, see “Item 6.E – Share Ownership” of this Annual Report. The value of a DSU is equal to the average closing price of our common shares on the TSX on the date it is granted and during the four (4) previous trading days.

(2)	Mr. de Grandpré resigned from the Board of Directors on December 6, 2011.

(3)

Mr. Goyer acted as a director of the Corporation until May 16, 2012. He did not seek reelection at the annual meeting of shareholders held on May 16, 2012. The services of Mr. Goyer were provided to the Corporation by Clinipharm (1987) Inc., or Clinipharm, a corporation controlled by Mr. Goyer, and all cash compensation for the services of Mr. Goyer was paid to Clinipharm. Based on information received from Clinipharm as at February 21, 2013, Mr. Goyer received $7,160 in compensation from Clinipharm from December 1, 2011 to May 16, 2012. All DSUs were granted to Mr. Goyer, personally.

(4)

Mr. Goyer was granted 50% of his annual retainer as Board member in DSUs given that he was not meeting the Shareholding Policy. The balance of his annual retainer as Board member was paid in cash for the purposes of complying with the Corporation’s black-out period policy. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.

(5)

Mr. Lacoste was granted 25% of his annual retainer as Board member in DSUs given that he was not meeting the Shareholding Policy. The balance of his annual retainer as Board member was paid in cash for the purposes of complying with the Corporation’s black-out period policy. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.

(6)

Mr. Pommier elected to purchase DSUs through the conversion of 25% of his annual retainer as chair of the Board and through the conversion of 25% of his annual retainer as Board member. The balance of his annual retainer as Board member was paid in cash. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.

(7)

Mr. Reculeau acted as a director of the Corporation until May 16, 2012. He did not seek reelection at the annual meeting of shareholders held on May 16, 2012. Mr. Reculeau elected to purchase DSUs through the conversion of 25% of his annual retainer as Board member. The balance of his annual retainer as Board member was paid in cash. The DSUs were granted on March 5, 2012 and the value of a DSU was equal to $2.5260.

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2012, no options were granted to our directors. For a description of our share option plan, or Option Plan, see “Item 6.E – Share Ownership” of this Annual Report.

The table below details all outstanding option-based awards and share-based awards as at November 30, 2012 for each of the directors who is not an employee of the Corporation.

Form 20-F

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Gilles Cloutier	5,000	5.40	2013.05.07	Nil	--	--	765
	5,000	3.68	2014.05.03	Nil
	5,000	1.75	2015.05.06	Nil
	5,000	1.86	2016.03.30	Nil
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil
A. Jean de Grandpré	--	--	--	--	--	--	1,339
Robert Goyer	--	--	--	--	--	--	1,780
Gérald A. Lacoste	5,000	1.86	2016.03.30	Nil	--	--	1,780
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil
Paul Pommier	5,000	5.40	2013.05.07	Nil	--	--	8,320
	5,000	3.68	2014.05.03	Nil
	5,000	1.75	2015.05.06	Nil
	5,000	1.86	2016.03.30	Nil
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil
Bernard Reculeau	--	--	--	--	--	--	1,207
Jean-Denis Talon	5,000	5.40	2013.05.07	Nil	--	--	765
	5,000	3.68	2014.05.03	Nil
	5,000	1.75	2015.05.06	Nil
	5,000	1.86	2016.03.30	Nil
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil

Form 20-F

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of our common shares on November 30, 2012 ($0.255) on the TSX and the respective exercise price of the options.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2012 is determined by multiplying the closing price of our common shares as at such date ($0.255) on the TSX by the number of share-based awards held as at such date. The actual payout value will vary based on the date on which the DSUs will be redeemed.

Incentive Plan Awards – Value vested or earned during the year

The table below details the value vested or earned during the fiscal year ended November 30, 2012 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gilles Cloutier	Nil	--	--
A. Jean de Grandpré	Nil	--	--
Robert Goyer	Nil	4,295	--
Gérald A. Lacoste	Nil	4,295	--
Paul Pommier	Nil	28,840	--
Bernard Reculeau	Nil	4,295	--
Jean-Denis Talon	Nil	--	--
(1)

Share-based awards are comprised of DSUs issued under the DSU Plan. The difference between the amount shown in the column of this table and the amount shown in the column of the table detailing the aggregate compensation paid to our directors for the last fiscal year is explained by the formula related to the calculation of the value of DSUs on the date of grant. Under the DSU Plan, the value of a DSU is computed as the average closing price of our common shares on the TSX on the date of grant and on the four (4) previous trading days. The value of vested share-based awards under this column is determined by multiplying the closing price of our common shares on the TSX on the date of grant of share-based awards (March 5, 2012 - $2.48) by the number of share-based awards granted as at such date.

Compensation of our Executive Officers

The objectives of the compensation program of the Corporation for its Executive Officers aim at attracting, retaining, motivating and rewarding its Executive Officers. The Corporation is committed to a compensation policy that is competitive and drives business performance.

The compensation program of the Corporation, or Compensation Program, is designed to reward the Executive Officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and (iii) the objectives of each Executive Officer. It is also designed to enhance shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an Executive Officer may be used.

In designing the Compensation Program, the Compensation Committee assessed the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing Executive Officers with short-term incentive awards and long-term incentive awards. In reviewing the recommendations of the Compensation Committee with respect to the Compensation Program, the Board analyzed the incentives comprised in the Compensation Program to ensure a fair balance between the short-term and long-term compensation components. The Board has not identified any risk arising from the Corporation’s Compensation Program and its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

Form 20-F

Compensation is determined at the beginning of each fiscal year, usually in early December. The Compensation Committee meets to determine and recommend to the Board the base salary of Executive Officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its Executive Officers for the last completed fiscal year to determine whether an Executive Officer is entitled to the payment of a bonus and/or the grant of options and/or DSUs for such last completed fiscal year. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of options and/or DSUs for each Executive Officer is reviewed by the Board who has discretion to approve, disapprove or change the determination made by the Compensation Committee for each Executive Officer. The compensation of the President and Chief Executive Officer is reviewed by the Board of Directors.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentives through the granting of options and/or DSUs. All proposed changes to any compensation component of an Executive Officer are first reviewed internally by the President and Chief Executive Officer. The proposed changes are then presented to the Compensation Committee who makes a recommendation to the Board who has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the Executive Officer are based on the experience, expertise and competencies of each Executive Officer. In order to set the base salary of the Executive Officers (other than the President and Chief Executive Officer) for the fiscal year ended November 30, 2012, the Compensation Committee considered publicly available economic data regarding the variation of the Consumer Price Index and publicly available data regarding forecasted salary percentage increase for that year. The Compensation Committee also considered the importance of the objectives to be attained by the Executive Officers and the Corporation during that year.

At the meeting of the Compensation Committee held in December 2011, the Compensation Committee recommended, and the Board of Directors agreed, that the annual base salary of all Executive Officers remain unchanged for the fiscal year ending November 30, 2012.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each executive officer in helping the Corporation to attain its corporate objectives and to increase its value. Usually, bonuses are granted based on the attainment of the Corporation’s annual corporate objectives and the attainment of an Executive Officer’s objectives in connection with such corporate objectives. For the last fiscal year, no individual objectives had been determined. The objectives against which each Executive Officer was assessed were the corporate objectives. The Compensation Committee had discretion in granting bonuses to Executive Officers based on each Executive Officer’s contribution to the achievement of the corporate objectives.

The corporate objectives for the last fiscal year consisted in:

-	assisting our commercial partners in obtaining additional regulatory approvals for EGRIFTATM quickly and in as many markets as possible; and

-

initiating feasibility studies testing new methods of administration for TH1173 and undertaking preclinical testing of TH1173 in anticipation of launching a Phase 1 clinical trial in the second half of 2013.

Form 20-F

The employment agreements of our Executive Officers for the fiscal year ended November 30, 2012 provided that Executive Officers were entitled to receive a bonus equal to up to 33 1/3% of their annual base salary, except with respect to our former President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer whose target bonus could reach up to 100% and up to 50%, respectively, of their annual base salary.

Given the failure of the Corporation to meet most of its corporate objectives in the last fiscal year, the corporate restructurings that resulted therefrom and the negative return generated by our common shares over the past twelve (12) months, on October 30, 2012, we announced that our Executive Officers had foregone their annual bonuses and agreed to a salary freeze for the 2013 fiscal year.

Long-Term Incentive Program

The long-term incentive programs of the Corporation are comprised of the Option Plan and the DSU Plan.

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the common shares. See “Item 6.E - Share Ownership” of this Annual Report for a description of the Option Plan. The number of options granted under the Option Plan is determined on the basis of the position of each Executive Officer, the attainment of corporate and individual objectives and the value of the options and the common shares at the time of grant as part of the total compensation of an Executive Officer. When assessing whether options should be granted to an Executive Officer, the Compensation Committee also factors in the number of options held by an Executive Officer, their vesting periods, expiry dates and exercise prices.

The DSU Plan was adopted on December 10, 2010, and amended effective February 7, 2012, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Item 6.E - Share Ownership” of this Annual Report for a description of the DSU Plan. DSUs may be granted by the Board of Directors as part of the compensation of Executive Officers who may purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were granted to our Executive Officers in the fiscal year ended November 30, 2012, except to our former President and Chief Executive Officer pursuant to the terms of his employment agreement.

The Corporation had a share purchase plan available to all employees and Executive Officers of the Corporation. However, the Corporation may no longer offer its employees and Executive Officers to subscribe for common shares under this plan since the offering period expired on March 31, 2012. The Board of Directors did not seek to reconduct this plan at our annual meeting of shareholders held in May 2012.

In April 2012, the Corporation retained the services of Towers Watson, an independent third-party consulting firm, to compare the total direct compensation (annual base salary + annual bonus + long-term incentives) offered by the Corporation to its vice presidents against the total direct compensation offered to executive officers exercising similar functions in various other companies. The mandate of Towers Watson did not extend to the analysis of the total compensation of John-Michel T. Huss, the then President and Chief Executive Officer. Towers Watson’s analysis was based on a reference market of the following 17 companies, or Reference Market:

-	AEterna Zentaris Inc.
-	Bayer Inc. (Canada)
-	Cardiome Pharma Corp.
-	Cipher Pharmaceuticals Inc.
-	Eli Lilly Canada Inc.
-	Isotechnika Pharma Inc.
-	Merck Frost Canada Ltd.

Form 20-F

-	Methylgene Inc.
-	Nuvo Research Inc.
-	Paladin Laboratories Inc.
-	PCAS-Pharma Trust
-	QLT Inc.
-	Sanofi Pasteur Limited
-	Transition Therapeutics Inc.
-	Valeant Pharmaceuticals International, Inc.
-	Warner Chilcott
-	YM BioSciences Inc.

The companies forming the Reference Market were selected based on the following criteria:

-	market capitalization;
-	types of activities;
-	number of employees;
-	revenues; and
-	capacity of these companies to attract our employees to work for any of them.

Towers Watson analysis revealed that the total target cash compensation (annual base salary + target bonus) offered to the Corporation’s vice presidents was relatively competitive compared to the Reference Market but that the long-term incentive compensation provided by the Corporation’s programs was below the Reference Market.

All services provided to the Corporation by compensation consultants at the request of Executive Officers must be approved by our Compensation Committee.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the only compensation consultant retained during these periods to assist in the determination of compensation for any of our directors and Executive Officers:

Name	Fees	Fiscal year ended November 30, 2012	Fiscal year ended November 30, 2011
Towers Watson	Executive Compensation – Related Fees	$13,000	--
	All Other Fees	Nil	--

The table below details the compensation paid to our President and Chief Executive Officer, our Chief Financial Officer, or person exercising similar functions within the Corporation, and the three highest paid Executive Officers, or collectively, Named Executive Officers, for the fiscal years ended November 30, 2012, 2011 and 2010.

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value (2) ($)	All other compensation(3) ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
John-Michel T. Huss(4) President and Chief Executive Officer	2012 2011 2010	521,539 602,307 --	250,000(5) 239,382 --	-- 1,020,000(6) --	-- 640,000 --	-- -- --	19,813 22,450 --	-- 177,101 --	791,352 2,701,240 --

Form 20-F

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards ($)	Non-equity incentive plan compensation ($)			Pension value (2) ($)	All other compesation(3) ($)	Total compensation ($)
						Annual incentive plans		Long-term incentive plans
Luc Tanguay Senior Executive Vice President and Chief Financial Officer / (currently) President and Chief Executive Officer(7)	2012 2011 2010	378,892 377,446 366,404	-- -- 57,914	(8)	-- -- --	-- 122,200 182,500		-- -- --	22,970 22,450 22,000	-- -- --	401,862 522,096 628,818
Marie-Noël Colussi(9) Vice President, Finance	2012 2011 2010	171,308 170,654 165,635	-- -- 12,217	(10)	-- -- --	-- 36,833 54,450		-- -- --	5,139 5,120 5,078	-- -- --	176,447 212,607 237,380
Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	2012 2011 2010	267,039 266,019 245,942	-- -- 34,150	(12)	-- -- --	100,000 57,416 80,850	(11)	-- -- --	8,011 7,981 7,531	-- -- --	375,050 331,416 368,473
Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	2012 2011 2010	234,792 233,896 210,807	-- -- 16,288	(13)	-- -- --	-- 50,483 69,300		-- -- --	7,044 7,017 6,463	-- -- --	241,836 291,396 302,858
Krishan Peri(14) Vice President, Research / (currently) counsel to President and Chief Executive Officer	2012 2011 2010	213,631 212,815 206,792	-- -- --		-- -- --	-- 45,933 68,000		-- -- --	6,409 6,385 6,342	-- -- --	220,040 265,133 281,134
(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP. For the fiscal year ended November 30, 2012, the contribution of the Corporation was limited to three percent (3%) of the annual base salary of each employee, except with respect to Mr. Huss and Mr. Tanguay. Under the terms of their respective employment agreements, the Corporation agreed to contribute on an annual basis to each of Mr. Huss and Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws.

(3)

Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(4)

Mr. Huss was appointed President and Chief Executive Officer of the Corporation on December 1, 2010. He was relieved of his duties on October 11, 2012. Pursuant to the terms of his employment agreement, Mr. Huss received $1,500,000 when he left the Corporation. The compensation shown under this table is for the period ranging from December 1, 2011 until October 11, 2012 and excludes the amount of $1,500,000 paid when Mr. Huss left the Corporation.

(5)	Represents 105,042 DSUs. These DSUs were granted on December 9, 2011 at a $2.38 value per DSU pursuant to the terms of Mr. Huss’employment agreement.

Form 20-F

(6)

Represents 250,000 options granted pursuant to the terms of Mr. Huss’ employment agreement at an exercise price of $5.65 vesting as to 50,000 on the date of grant and in additional tranches of 50,000 on the first, second, third and fourth anniversary dates of the date of grant. The value of the option based awards for the fiscal year ended November 30, 2011 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i)	Risk-free interest rate:	2.72%
(ii)	Expected volatility:	74.00%
(iii)	Average option life in years:	7.5
(iv)	Expected dividends	Nil
(v)	Grant date share price:	$5.65
(vi)	Option exercise price:	$5.65
(vii)	Grant date fair value:	$4.08

(7)	Mr. Tanguay was appointed President and Chief Executive Officer of the Corporation on October 11, 2012.

(8)

Represents 10,705 DSUs. Of these 10,705 DSUs, 5,083 ($27,500) were granted to pay the difference between 100% of Mr. Tanguay’s annual targeted bonus ($182,500) for the fiscal year 2010 and the aggregate bonus he was awarded (115% or $210,000) and 5,622 DSUs were granted further to the decision of the Board of Directors to increase by 33 1/3% the number of DSUs that an Executive Officer was entitled to receive upon his election to convert up to 50% of his annual cash bonus in DSUs. Mr. Tanguay elected to convert 50% ($91,250) of his annual cash bonus ($182,500) into DSUs and received 16,867 DSUs.

(9)

Mrs. Colussi currently performs similar functions to those of a chief financial officer with the Corporation. She began performing these functions on October 11, 2012 upon the appointment of Mr. Tanguay as President and Chief Executive Officer of the Corporation.

(10)

Represents 2,258 DSUs. Of these 2,258 DSUs, 1,950 ($10,550) were granted to pay the difference between 100% of Mrs. Colussi’s annual targeted bonus ($54,450) for the fiscal year 2010 and the aggregate bonus she was awarded (119% or $65,000) and 308 DSUs were granted further to the decision of the Board of Directors to increase by 33 1/3% the number of DSUs that an Executive Officer was entitled to receive upon her election to convert up to 50% of her annual cash bonus in DSUs. Mrs. Colussi elected to convert 9.2% ($5,000) of her annual cash bonus ($54,450) into DSUs and received 924 DSUs.

(11)

This amount represents a cash retention bonus which was paid in January 2013. On May 23, 2012, the Board of Directors agreed to amend the terms and conditions of Mr. Marsolais’ employment agreement to provide for a one-time cash retention bonus of $100,000 if Mr. Marsolais were to remain with the Corporation until December 31, 2012.

(12)

Represents 6,312 DSUs. These DSUs were granted to Mr. Marsolais as payment of the difference between 100% of Mr. Marsolais’ annual targeted bonus ($80,850) for the fiscal year 2010 and the aggregate bonus he was awarded (142% or $115,000).

(13)

Represents 3,010 DSUs. Of these 3,010 DSUs, 2,347 ($12,700) were granted to pay the difference between 100% of Mr. Lafond’s annual targeted bonus ($69,300) for the fiscal year 2010 and the aggregate bonus he was awarded (118% or $82,000) and 663 DSUs were granted further to the decision of the Board of Directors to increase by 33 1/3% the number of DSUs that an Executive Officer was entitled to receive upon his election to convert up to 50% of his annual cash bonus in DSUs. Mr. Lafond elected to convert 16% ($10,764) of his annual cash bonus ($69,300) into DSUs and received 1,990 DSUs.

(14)	Mr. Peri ceased acting in this capacity on October 30, 2012 and currently acts as special counsel to the President and Chief Executive Officer with respect to the discovery unit of the Corporation.

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2012, no options were granted to our Named Executive Officers and 105,042 DSUs were granted to Mr. John-Michel T. Huss pursuant to the terms of his employment agreement.

Form 20-F

The table below details the outstanding option-based awards and share-based awards as at November 30, 2012 for each of our Named Executive Officers.

	Option-Based Awards				Share-Based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the-money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
John-Michel T. Huss President and Chief Executive Officer	100,000(4)	5.65	2020.12.01	Nil	--	--	38,069(5)
Luc Tanguay Senior Executive Vice President and Chief Financial Officer / (currently) President and Chief Executive Officer	125,000(6)	1.94	2016.02.08	Nil	--	--	7,030(7)
	25,000	8.23	2017.01.12	Nil
	20,000	1.80	2018.12.18	Nil
	25,000	3.84	2019.12.08	Nil
Marie-Noël Colussi Vice President, Finance	22,500	1.85	2015.03.16	Nil	--	--	811(8)
	10,000	1.20	2015.12.20	Nil
	15,000	8.23	2017.01.12	Nil
	1,000	8.50	2018.01.30	Nil
	15,000	1.80	2018.12.18	Nil
	20,000	3.84	2019.12.08	Nil
Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	25,000	11.48	2017.07.11	Nil	--	--	1,610(9)
	25,000	10.60	2017.08.06	Nil
	1,000	8.50	2018.01.30	Nil
	65,000	1.80	2018.12.18	Nil
	35,000	3.84	2019.12.08	Nil
Jocelyn Lafond Vice President, Legal Affairs, Corporate Secretary	25,000	8.29	2017.03.29	Nil	--	--	1,275(10)
	25,000	10.60	2017.08.06	Nil
	65,000	1.80	2018.12.18	Ni
	30,000	3.84	2019.12.08	Ni
Krishna Peri Vice President, Discovery/ (currently) special counsel to the President and Chief Executive Officer	20,000	3.66	2013.12.19	Nil	--	--	Nil
	18,334	1.85	2015.03.16	Nil
	33,334	1.20	2015.12.20	Nil
	15,000	8.23	2017.01.12	Nil
	1,000	8.50	2018.01.30	Nil
	15,000	1.80	2018.12.18	Nil
	20,000	3.84	2019.12.08	Nil

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

Form 20-F

(2)

The value of unexercised in-the-money options at financial year end is the difference between the closing price of our common shares on the TSX on November 30, 2012 ($0.255) and the respective exercise prices of the options. The value shown in this table does not represent the actual value that a Named Executive Officer would have received if the options had been exercised as at November 30, 2012 since some of these options were not fully vested as of that date and, therefore, were not exercisable.

(3)

The market or payout value of share-based awards that have vested as at November 30, 2012 is determined by multiplying the closing price of our common shares as at such date ($0.255) on the TSX by the number of share-based awards held as at such date.

(4)

Mr. Huss held 250,000 options at the beginning of our fiscal year 2012, 100,000 of which were vested when he left the Corporation in October 2012. Pursuant to the terms of the Option Plan, all unvested options were cancelled when he left the Corporation and Mr. Huss may exercise his vested options until April 8, 2013, failing which they will be cancelled.

(5)

Represents 44,248 DSUs granted on December 15, 2010 and 105,042 DSUs granted on December 9, 2012. These DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted.

(6)

Under the terms of Mr. Tanguay’s employment agreement, in the event his employment agreement is terminated, he will be entitled to exercise these options on the earlier of (i) twenty-four (24) months from the termination of his employment agreement and (ii) the expiry date of these options.

(7)	Represents 27,572 DSUs granted on December 15, 2010.

(8)	Represents 3,182 DSUs granted on December 15, 2010.

(9)	Represents 6,312 DSUs granted on December 15, 2010.

(10)	Represents 5,000 DSUs granted on December 15, 2010.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2012 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year ($)
John Huss President and Chief Executive Officer	Nil	250,000(2)	Nil
Luc Tanguay Senior Executive Vice President and Chief Financial Officer/ (currently) President and Chief Executive Officer	400(3)	Nil	Nil
Marie-Noël Colussi Vice President Finance	300(4)	Nil	Nil
Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	1,300(5)	Nil	Nil
Jocelyn Lafond Vice President, Legal Affairs and Corporate Secretary	1,300(6)	Nil	Nil
Krishna Peri Vice President, Discovery/(currently) special counsel to the President and Chief Executive Officer	300(7)	--	Nil

Form 20-F

(1)

The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of our common shares on the TSX on the vesting date and the exercise price of the options on that date.

(2)

105,042 DSUs were granted on December 9, 2011 and vested on that date. The value corresponds to the number of DSUs vested during our last fiscal year (105,042) multiplied by the closing price of our common shares on the TSX on the date ($2.38) prior to the date of grant. The value will fluctuate over time since it will become known once Mr. Huss redeems these DSUs. These DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted.

(3)

15,001 options vested in the last fiscal year, 6,668 of which had an exercise price lower than the closing price of our common shares on the TSX on their vesting date. These 6,668 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

(4)

11,667 options vested in the last fiscal year, 5,000 of which had an exercise price lower than the closing price of our common shares on the TSX on their vesting date. These 5,000 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

(5)

33,335 options vested in the last fiscal year, 21,668 of which had an exercise price lower than the closing price of our common shares on the TSX on their vesting date. These 21,668 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

(6)

31,668 options vested in the last fiscal year, 21,668 of which had an exercise price lower than the closing price of our common shares on the TSX on their vesting date. These 21,668 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

(7)

11,667 options vested in the last fiscal year, 5,000 of which had an exercise price lower than the closing price of our common shares on the TSX on their vesting date. These 5,000 options had an exercise price of $1.80 and vested on December 18, 2011. On December 18, 2011, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 19, 2011 ($1.86).

Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his/her employment agreement if one of the events described in the table had occurred on November 30, 2012.

John-Michel T. Huss

(Former) President and Chief Executive Officer

On August 31, 2010, the Corporation entered into an employment agreement for an indeterminate term with Mr. John-Michel T. Huss. His agreement was subsequently amended on February 14, 2011 and March 2, 2012 with an effective date of December 15, 2010 to define the terms pursuant to which DSUs granted to Mr. Huss would be redeemed. An additional amendment was made to his employment agreement on July 12, 2012 to revise the terms of his severance conditions in the event of a change of control of the Corporation. Mr. Huss was relieved of his duties on October 11, 2012 and received $1,500,000 as a result thereof. This cash payment was made pursuant to the terms and conditions of his employment agreement executed in August 2010.

Luc Tanguay

(Former) Senior Executive Vice President and Chief Financial Officer / (Currently) President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Luc Tanguay on October 30, 2001. His agreement was subsequently amended on May 9, 2002, June 7, 2004, February 8, 2006 and July 12, 2012. In addition to his base salary, Mr. Tanguay is entitled to the Corporation’s benefits programs and is eligible to receive an annual bonus based on the attainment of annual objectives set by the Board of Directors. His annual bonus may reach up to 50% of his annual base salary. Mr. Tanguay is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his employment agreement, Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of

Form 20-F

Mr. Tanguay without just and sufficient cause, he will receive an amount equal to twenty-four (24) months of his compensation (including bonus – based on the last bonus paid – and the value of the Corporation’s benefits to which he was then entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Tanguay’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control”, his employment agreement provides for an indemnity equal to twenty-four (24) months of his annual base salary, 200% of his targeted annual bonus and the value of the Corporation’s benefits to which he was then entitled in the last twenty-four (24) months. However, if Mr. Tanguay resigns on his own free will within twelve (12) months after the occurrence of a “Change of Control”, he will be entitled to receive twelve (12) months of his annual base salary, 100% of his targeted annual bonus and the value of the Corporation’s benefits to which he was then entitled in the last twelve (12) months. In Mr. Tanguay’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Tanguay’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	--	Nil	7,030
Termination of Employment without Just Cause (3)	1,048,124(5)	Nil	7,030
Termination of Employment in the event of a Change of Control(4)	1,182,616(5)	Nil	7,030
Voluntary Resignation in the event of a Change of Control(4)	591,308(5)	Nil	7,030
Voluntary Resignation (3)	--	Nil	7,030
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on the TSX on November 30, 2012 ($0.255) and the respective exercise price of each vested option as at November 30, 2012.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of our common shares on the TSX on November 30, 2012 ($0.255).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date. Under the terms of Mr. Tanguay’s employment agreement, the termination of his employment with the Corporation entitles him to exercise the balance (125,000) of the 350,000 options he was granted on February 8, 2006 at an exercise price of $1.94 on the earlier of (i) twenty-four (24) months from his termination date and (ii) the expiry date of these options.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the common shares on November 30, 2012 on the TSX ($0.255) would be exercised.

(5)	As at November 30, 2012, the last bonus paid to Mr. Tanguay was the bonus he received for the fiscal year 2011 which amounted to $122,200.

Marie-Noël Colussi

Vice President, Finance

Mrs. Colussi has been with the Corporation since March 1997. On April 2, 2007, the Corporation entered into a written employment agreement with Mrs. Colussi for an indeterminate term and an amendment was subsequently entered into on July 6, 2012. In addition to her base salary, Mrs. Colussi is also entitled to receive the Corporation’s benefit programs and is eligible to receive an annual bonus based on the attainment of objectives set annually by the President and Chief Executive Officer. Mrs. Colussi is also entitled to receive

Form 20-F

options under the Option Plan and DSUs under the DSU Plan. Under the terms of her employment agreement, Mrs. Colussi agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mrs. Colussi without just and sufficient cause, she will receive an amount equal to the higher of (i) twelve (12) months of her annual base salary (excluding bonus and the value of other benefits to which she is entitled) and (ii) one month of her annual base salary per year of services with the Corporation but up to a maximum of eighteen (18) months. In the event of a “Change of Control” resulting in the termination of Mrs. Colussi’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, her employment agreement provides for an indemnity equal to the higher of (i) twelve (12) months of her annual base salary and 100% of her targeted annual bonus; and (ii) one month of her annual base salary per year of services with the Corporation, but up to a maximum of eighteen (18) months (excluding bonus and the value of other benefits to which she is entitled). In Mrs. Colussi’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of a take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mrs. Colussi’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share based awards (2) ($)
Retirement (3)	--	Nil	811
Termination of Employment without Just Cause (3)	214,135	Nil	811
Termination of Employment in the event of a Change of Control(4)	227,840	Nil	811
Voluntary Resignation in the event of a Change of Control(4)	--	Nil	811
Voluntary Resignation (3)	--	Nil	811
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of our common shares on the TSX on November 30, 2012 ($0.255).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles her to exercise her vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 30, 2012 on the TSX ($0.255) would be exercised.

Christian Marsolais

Senior Vice President, Scientific Affairs and Alliances

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Scientific Affairs and Alliances, to provide cash incentive payments upon the occurrence of certain defined future events related to the filing and approval of EGRIFTATM in certain Latin American countries and in Europe, to increase its targeted bonus rate from 33 1/3% to 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. The

Form 20-F

following description of the terms and conditions of Mr. Marsolais’ employment agreement is based on the amended and restated employment agreement entered into after the last fiscal year of the Corporation. The compensation of the value that Mr. Marsolais would have been entitled to receive as at November 30, 2012 is also based on the terms of the amended and restated employment agreement. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Marsolais under applicable common law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement (3)	--	Nil	1,610
Termination of Employment without Just Cause (3)	400,559	Nil	1,610
Termination of Employment in the event of a Change of Control(4)	506,559(5)	Nil	1,610
Voluntary Resignation in the event of a Change of Control(4)	--	Nil	1,610
Voluntary Resignation (3)	--	Nil	1,610
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of our common shares on the TSX on November 30, 2012 ($0.255).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.
(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 30, 2012 on the TSX ($0.255) would be exercised.

(5)	Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Form 20-F

Jocelyn Lafond

Vice President, Legal Affairs, and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007 and an amendment was subsequently entered into on July 5, 2012. In addition to his base salary, Mr. Lafond is entitled to the Corporation’s benefit programs and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Lafond is entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Lafond’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control” or if he resigns of his own free will during such period, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Lafond under applicable common law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Lafond’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Lafond’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	--	Nil	1,275
Termination of Employment without Just Cause (3)	234,792	Nil	1,275
Termination of Employment in the event of a Change of Control(4)	313,056	Nil	1,275
Voluntary Resignation in the event of a Change of Control(4)	313,056	Nil	1,275
Voluntary Resignation (3)	--	Nil	1,275
(1)

The value assumes that upon the occurrence of an event, all vested options would be exercised. The value is the difference between the closing price of our common shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2012 by the closing price of our common shares on the TSX on November 30, 2012 ($0.255).

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 30, 2012 on the TSX ($0.255) would be exercised.

(5)	Assumes that Mr. Lafond receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Krishna Peri

Vice President, Discovery / (Currently) Special Counsel to the President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Peri on October 3, 2000 and an amendment was subsequently entered into on July 3, 2012. In addition to his base salary, Mr. Peri is also entitled to receive the Corporation’s benefit programs and is eligible to receive an annual bonus based on the attainment of objectives set annually by the President and Chief Executive Officer. Mr. Peri is also

Form 20-F

entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his employment agreement, Mr. Peri agreed to non-competition, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mr. Peri without just and sufficient cause, he will receive an amount equal to the value of the time-period related to the reasonable notice to be provided to him under applicable common law. In the event of a “Change of Control” resulting in the termination of Mr. Peri’s employment without just and sufficient cause within twelve (12) month of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to him under applicable common law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Peri’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Peri’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)		Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	--		Nil	Nil
Termination of Employment without Just Cause (3)	213,631	(5)	Nil	Nil
Termination of Employment in the event of a Change of Control(4)	284,841	(6)	Nil	Nil
Voluntary Resignation in the event of a Change of Control(4)	--		Nil	Nil
Voluntary Resignation (3)	--		Nil	Nil
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on November 30, 2012 on the TSX ($0.255) and the respective exercise price of each vested option as at November 30, 2012.

(2)	The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 30, 2012 on the TSX ($0.255) would be exercised.

(5)	Assumes that the value of the reasonable notice prescribed under laws would be the equivalent of receiving 12 months of his annual base salary.

(6)	Assumes that Mr. Peri receives twelve (12) months of his annual base salary and 100% of his targeted annual bonus over his twelve (12) month annual base salary.

C.  Board practices

See “Item 6.A – Directors and Senior Management” of this Annual Report for information regarding the term of office of our directors and the period during which each of them has served in that office.

None of our directors has a service contract with the Corporation and, in the event they resign from the Board or are not reelected, they are not entitled to receive any benefit, other than the right to redeem their DSUs under the DSU Plan.

See “Item 6.B – Compensation” of this Annual Report for information regarding the term of office of our Named Executive Officers and a description of the benefits upon termination of their employment.

Form 20-F

Committees of the Board of Directors

Our Board of Directors currently has the following committees: an audit committee, or Audit Committee, a compensation committee, or Compensation Committee, and a nominating and corporate governance committee, or Corporate Governance Committee. Each of these committees has adopted charters describing their mandates, roles and functions. These charters are available on our website at www.theratech.com and have been attached as exhibits to this Annual Report. All of the members of these committees are appointed annually by our Board of Directors and carry out their mandate until the next annual meeting of shareholders or until they resign.

Audit Committee

The Audit Committee is currently composed of three independent directors, namely, Mr. Paul Pommier, who acts as the Chair, Gérald A. Lacoste and Jean-Denis Talon. All of our Audit Committee’s members are financially literate within the meaning of National Instrument 52-110 - Audit Committees, or NI 52-110. The Board of Directors has determined that Mr. Paul Pommier meets the “Audit Committee financial expert” criteria prescribed by the SEC. The Audit Committee members are scheduled to meet without Executive Officers being present on a regular basis.

During the fiscal year ended November 30, 2012, the Audit Committee met a total of 4 times. Each member attended all meetings.

The Audit Committee is responsible for assisting our Board of Directors to oversee the followings:

-	the integrity of the Corporation’s financial statements and information related thereto;
-	the Corporation’s internal control system;
-	the appointment and performance assessment of our external auditors; and
-	the Corporation’s risk management matters.

The Audit Committee reviews our annual and quarterly consolidated financial statements, as well as our annual and quarterly MD&A, approves our quarterly consolidated financial statements and MD&A related thereto, reviews and discusses with our Executive Officers and external auditors major issues regarding accounting principles and financial statement presentations as well as major issues relating to the adequacy of our internal controls systems. The Audit Committee is also responsible to supervise the performance of our external auditors, recommend to the Board of Directors the compensation to be paid to our external auditors, to approve all services which are non-audit services, together with the costs therefor, and to make recommendations to the Board of Directors with respect to the most important risks faced by the Corporation as well as on measures that could be implemented to reduce those risks.

Compensation Committee

The Compensation Committee is currently composed of three independent directors, namely Mr. Jean-Denis Talon who acts as Chair, Mr. Gilles Cloutier and Mr. Paul Pommier.

During the fiscal year ended November 30, 2012, the Compensation Committee met one time. Each member attended the meeting.

The Compensation Committee is responsible for assisting the Board of Directors to oversee the followings:

-	the compensation of the executive officers;
-	the assessment of the executive officers;
-	the compensation of directors and members of committees;
-	stock option grants; and
-	overall increase in total compensation.

Form 20-F

The Compensation Committee is responsible to develop a compensation system that allows the Corporation to retain and attract skilled individuals. The Compensation Committee reviews and establishes the total compensation to be paid to Executive Officers and to the directors, oversees the terms and conditions of the Executive Officers’ employment agreements and any amendment thereto, oversees short and long-term compensation programs for Executive Officers and directors and assess the performance of the President and Chief Executive Officer as well as the performance of Executive Officers in collaboration with the President and Chief Executive Officer. The Compensation Committee also recommends to the Board of Directors the individuals who should receive options, the number to which they should be entitled, the exercise period of those options and the terms thereof. The Compensation Committee also oversees on an annual basis the increase in overall compensation to all of our employees.

Corporate Governance Committee

The Corporate Governance Committee is currently composed of three independant directors, namely Mr. Gérald A. Lacoste, who acts as the Chair, Mr. Gilles Cloutier and Mr. Paul Pommier.

During the fiscal year ended November 30, 2012, the Corporate Governance Committee met one time. Each member attended the meeting.

The Corporate Governance Committee is responsible for assisting the Board of Directors to oversee the followings:

-	recruiting candidates for the Board;
-	reviewing the size, composition and function of the Board;
-	the orientation and education of directors; and
-	governance.

The Corporate Governance Committee’s role consists in assessing the effectiveness of the Board of Directors by examining its size, the areas of expertise of each director and ensuring that governance principles are followed. The Corporate Governance Committee is responsible for the recruitment of candidates when need be and for the development of orientation and continuing education policy for directors. The Corporate Governance Committee reviews the corporate governance rules and guidelines published from time to time by regulatory agencies and by shareholders groups and reports to the Board of Directors. Guidelines are adopted if they are suitable for the Corporation given its size and level of activities.

D.  Employees

The following table details the aggregate number of individuals employed by us at the end of our last three fiscal years, as well as the number of employees by main category of activity:

Category of Activity	As at November 30, 2012	As at November 30, 2011	As at November 30, 2010
Manufacturing	2	2	2
Research and Development	8	38	63
Administration and Business Development	9	29	34
	19	69	99

We have one employee who works on a temporary basis with us. None of our employees are unionized. All of our employees work at our head office and principal place of business in Montreal, Canada.

Form 20-F

E.  Share ownership

See “Item 6.A – Directors and Senior Management” of this Annual Report for additional information on the share ownership and details on the number of options and DSUs held by our directors and Named Executive Officers.

As of February 25, 2013, the total number of common shares held by our directors and Executive Officers amounted to 525,772, which represented 0.009% of our outstanding common shares.

Share Option Plan

A maximum of 5,000,000 common shares have been reserved for stock option grants under our share option plan, or Option Plan, of which, as at February 25, 2013, 1,317,343 options remain available for issuance.

The Board of Directors administers the Option Plan. The Board of Directors has discretion to designate the optionees and determine the number of common shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board of Directors is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters. Options granted to executive officers generally vest as to 33 1/3% on each year starting twelve (12) months after the date of grant. The Board of Directors can modify or terminate the Option Plan subject to compliance with the rules set forth by regulatory authorities. However, certain amendments require the approval of a majority of the voting shareholders of the Corporation.

Unless otherwise determined by the Board of Directors, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following their date of grant, unless the optionee’s employment is terminated, other than for death, in which case the optionee’s unexercised vested options, if any, may be exercised within a period of one hundred eighty (180) days following the date of the employee’s termination. In the event of the death of an optionee prior to the expiry date of his options, the optionee’s legal personal representative may exercise the optionee’s unexercised vested options within twelve (12) months after the date of the optionee’s death. The options granted in accordance with the Option Plan cannot be transferred or assigned.

The exercise price at which the options may be granted pursuant to the Option Plan cannot be less than the closing price of our common shares on the TSX on the day preceding the date of grant of the options.

In addition, the Option Plan provides that the number of common shares that may be issued to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 10% of our outstanding common shares, and the number of common shares issued to insiders, within any one year period, under all security-based compensation arrangements, cannot exceed 10% of the outstanding common shares. The number of common shares that may be issued to directors who are not employees of the Corporation, within any one year period, under all security-based compensation arrangements, cannot exceed 0.5% of our outstanding common shares.

During the fiscal year ended November 30, 2012, no options were granted under the Option Plan.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2012.

Form 20-F

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-average Exercise Price of Outstanding Option	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
Equity Compensation Plan Approved by Shareholders	1,426,298 2.34%	$ 4.34	1,913,843
Equity Compensation Plans Not Approved by Shareholders	--	--	--
Total	1,426,298	$ 4.34	1,913,843

Deferred Share Unit Plan

On December 10, 2010, the Board of Directors adopted a deferred share unit plan, or DSU Plan, for the benefit of its directors and executive officers, or Beneficiaries. The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individual to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer as Board member in deferred share units, or DSUs. In addition to his right to convert all or part of his annual retainer as Board member, the Chairman of the Board is also entitled to elect to receive all or part of his annual retainer as Chairman of the Board in DSUs. Beneficiaries who act as executive officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU, or DSU Value, is equal to the average closing price of our common shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Prior to the amendment to the DSU Plan effective February 7, 2012, Beneficiaries who acted as directors had to elect to receive DSUs before December 23 of a calendar year for the ensuing calendar year. The amendments to the DSU Plan provide that a director must elect to receive DSUs as complete or partial consideration of his annual retainer to act as a Board member prior to each calendar quarter. Beneficiaries who act as executive officers must elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for executive officers is determined on the second business day after they have been notified of their annual cash bonus. Except with respect to DSUs granted to our former President and Chief Executive Officer, DSUs may only be redeemed when a Beneficiary ceases to act as a director or an executive officer of the Corporation. On the date a Beneficiary ceases to act as a director or executive officer, or Redemption Date, the Beneficiary is entitled to send a notice to the Corporation, or Redemption Notice, specifying the date on which the DSUs will be redeemed, or Payment Date. The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year of the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No common share is issued under the DSU Plan.

Pursuant to the terms and conditions of the employment agreement entered into with our former President and Chief Executive Officer, DSUs granted to Mr. John-Michel T. Huss may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which DSUs were granted.

Form 20-F

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or any other committee of the Board.

To protect against fluctuations in DSU Value, we enter into cash settled forward contracts with an independent third party such that, upon a Payment Date, we are not exposed to the appreciation of the price of our common shares. The execution of such contracts requires the signature of two of the following executive officers: the President and Chief Executive Officer, the Vice President, Finance, and the Vice President, Legal Affairs, and Corporate Secretary.

In the fiscal year ended November 30, 2012, 16,825 DSUs were issued to our directors as partial payment of their annual retainer to act as directors and 105,042 DSUs were issued to our former President and Chief Executive Officer pursuant to the terms of his employment agreement.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major shareholders.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than five (5%) of our outstanding common shares, other than Ingalls & Snyder, LLC. who, based exclusively on a report dated January 25, 2013 and filed on January 28, 2013 on EDGAR (www.sec.gov) beneficially owns approximately 10.7% (6,515,325) of the outstanding common shares of the Corporation.

The following table indicates as of February 18, 2013 the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record(1)	Total number of common shares issued and outstanding	Number of U.S holders of record	Number of common shares held by U.S. holders of record (2)	Percentage of common shares held by U.S. holders of record

77	61,010,603	4	3,430,407	5.62%

(1)	A holder of record is a shareholder whose shares are registered in his name in the Corporation’s registers.
(2)

The computation of the number of common shares held in the U.S. is based upon the number of registered holders of record with U.S. addresses. U.S. residents may beneficially own common shares owned of record by non-U.S. residents.

Our Corporation is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

To our knowledge, there is no arrangement, the operation of which may at a subsequent date result in a change in control of our Corporation.

Form 20-F

B.   Related party transactions.

No material related party transactions have occurred since the beginning of our last fiscal year.

None of our directors and Executive Officers or persons who held such positions during the fiscal year ended November 30, 2012 is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries at any time during the fiscal year ended November 30, 2012 or as at February 25, 2013.

C.   Interests of experts and counsel.

Not applicable.

Item 8.  Financial Information

A.   Consolidated Statements and Other Financial Information.

See “Item 18 - Financial Statements” for certain other information required by this Item.

Legal Proceedings

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. No judgement has been rendered yet following the January 24, 2013 hearing.

Dividend Policy

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

B.   Significant Changes.

See “Item 4.B - Business Overview - Legal Proceedings.”

Information relating to significant changes since November 30, 2012 is detailed in the Audited Consolidated Financial Statements of the Corporation under Note 27 Subsequent events included in “Item 18 - Financial Statements” of our Annual Report.

Item 9.  The Offer and Listings

A.   Offer and listing details.

Our common shares are currently traded on the TSX under the symbol “TH”. Our common shares also traded on the NASDAQ Global Market between June 15, 2011 and February 4, 2013 under the symbol “THER”.

Form 20-F

On August 7, 2012, we received a letter of deficiency from NASDAQ notifying us that, for the last 30 consecutive business days, the bid price of our common shares had closed below US$1.00 and were no longer in compliance with NASDAQ Listing Rule 5810(C)(3)(a). NASDAQ granted us 180 calendar days, or until February 4, 2013, to regain compliance with this rule. On January 14, 2013, we announced our intent to voluntarily delist from NASDAQ and filed our Form 25 with the SEC on January 28, 2013. The delisting of our common shares from NASDAQ became effective on February 5, 2013.

The following tables set forth the reported high and low market prices of our common shares listed for trading on the TSX and, where applicable, on the NASDAQ for the periods indicated below.

(a)  Five most recent full fiscal years:

	Common shares
	TSX (CA$)		NASDAQ (US$)(1)
	High	Low	High	Low
From December 1, 2011 to November 30, 2012	2.79	0.25	2.78	0.2465
From December 1, 2010 to November 30, 2011	5.98	2.09	5.00	2.01
From December 1, 2009 to November 30, 2010	6.15	1.83	N.A.	N.A.
From December 1, 2008 to November 30, 2009	3.45	1.13	N.A.	N.A.
From December 1, 2007 to November 30, 2008	12.00	1.05	N.A.	N.A.
(1)	Our common shares began trading on NASDAQ on June 15, 2011.

(b)  Two most recent full fiscal years and subsequent period for each financial quarter :

	Common shares
	TSX (CA$)		NASDAQ (US$)(1)(2)
	High	Low	High	Low
2012 1st Quarter	2.79	1.82	2.78	1.76
2012 2nd Quarter	2.59	1.42	2.85	1.38
2012 3rd Quarter	1.90	0.57	1.86	0.55
2012 4th Quarter	0.65	0.25	0.70	0.2465
2011 1st Quarter	5.98	4.65	N.A.	N.A.
2011 2nd Quarter	5.17	4.14	N.A.	N.A.
2011 3rd Quarter	4.71	3.09	5.00	3.01
2011 4th Quarter	4.03	2.09	4.14	2.01
(1)	Our common shares began trading on NASDAQ on June 15, 2011.
(2)	Our common shares were delisted from NASDAQ on February 5, 2013.

(c) Most recent six months :

	Common shares
	TSX (CA$)		NASDAQ (US$)(1)
	High	Low	High	Low
February 2013 (until 25)	0.58	0.44	0.58	0.51
January 2013	0.60	0.33	0.74	0.33
December 2012	0.49	0.24	0.50	0.24
November 2012	0.38	0.25	0.40	0.2465
October 2012	0.57	0.30	0.56	0.30
September 2012	0.65	0.48	0.669	0.4889
(1)	Our common shares were delisted from NASDAQ on February 5, 2013.

B.   Plan of distribution.

Not applicable.

C.   Markets.

Our common shares, no par value, are traded on the TSX under the symbol “TH”.

Form 20-F

D.   Selling shareholders.

Not applicable.

E.   Dilution.

Not applicable.

F.   Expenses of the issue.

Not applicable.

Item 10.     Additional Information

A.   Share capital.

Not applicable.

B.   Memorandum and articles of association.

Our articles of incorporation, or Articles, and general by-laws, or By-laws, do not define any of the Corporation’s objects and purposes. In that respect, the Corporation has no limit on the type of business it can carry out.

Our Articles do not contain any provision regarding: (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) a director’s power in the absence of an independent quorum, to vote compensation to itself or any members of the committees of the Board of Directors; (c) borrowing powers exercisable by the directors and how such powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; and (e) number of shares, if any, required for a director’s qualification. However, our By-laws provide that a director shall avoid placing himself in a situation where his personal interest would conflict with his obligations as a director of the Corporation. If such is the case, our By-laws provide that he must declare to the Corporation any interest he has in an enterprise or other entity that may place him in a situation of conflict of interest. Our By-laws do not prohibit a director from acquiring rights in the Corporation’s property or from entering into contracts with the Corporation on the condition that he immediately informs the Corporation of such fact by indicating any interest he has in an enterprise or other entity that may place him in a situation of conflict of interest. A director who is interested in an acquisition of property from the Corporation or a contract with the Corporation must abstain, unless required, from the discussion and voting on the question. However, the foregoing does not apply to questions regarding the remuneration or directorship of a director. Furthermore, the By-laws state that an interested director must leave the meeting while the Board of Directors discusses and votes on such acquisition or contract if requested by the Chair of the Board of Directors or any director. The same rule is applicable to any director who has an interest in an offeror making an offer to purchase the common shares of the Corporation by way of a take-over bid while the Board of Directors discusses and votes on such offer.

The quorum at every meeting of the Board of Directors has been set to the majority of the directors in office, with a minimum of three (3). Our By-laws require that a quorum be present for the entire duration of the meeting. As a result of the foregoing, in the absence of a quorum, a director has no power to make any decision regarding, among other things, compensation to himself or to any member of the committees of the Board of Directors. Our By-laws provide that the directors may borrow money upon the credit of the Corporation.

Our By-laws do not contain any requirements with respect to a mandatory retirement age for our directors and the number of shares required for directors’ qualifications.

Form 20-F

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Subject to the priority rights of holders of preferred shares, holders of common shares are entitled to any dividend declared by the Board of Directors, to one vote per share at meetings of our shareholders and, in the event of our liquidation or dissolution, to participate in the distribution of the assets.

Preferred shares carry no voting rights. Preferred shares may be issued at any time in one or more series. Our articles of incorporation give our Board of Directors the power to fix the number of preferred shares and the consideration per share, as well as to determine the provisions attached to the preferred shares of each series (including dividends, redemption and conversion rights, if any). The shares of every series of preferred shares will have priority over all our other shares, including common shares, with respect to the payment of dividends and return of capital in the event of our liquidation or dissolution.

The common shares issued represent the total voting rights pertaining to our securities.

Our shareholders are not liable to capital calls by the Corporation and there exists no provision discriminating against any existing or prospective holder of our common shares as a result of a shareholder owning a substantial number of our common shares.

In order to change the rights attached to our common shares and, if issued, the rights attached to our preferred shares, the vote of at least 66 2/3% of the holders of common shares or holders of preferred shares, as the case may be, must be cast at a shareholders meeting called for amending the rights attached to our common shares or preferred shares, as the case may be.

Our By-laws provide that the annual meeting of shareholders of the Corporation must be held on a yearly basis on such date and on such time as may be fixed by the Board of Directors. However, under the rules and regulations of the TSX, annual general meetings must be held within six (6) months of the fiscal year-end of a listed issuer.

Our By-laws provide that special meetings of shareholders may be called at any time as determined by the Board of Directors, the Chairman of the Board of Directors or the President and Chief Executive Officer of the Corporation. Our shareholders are entitled to call special meetings of shareholders provided that they hold at least 10% of the issued and outstanding classes of shares entitled to vote at the meeting so called.

Our By-laws provide that notice of each annual and special meeting of shareholders must be sent to the shareholders entitled to attend such meetings at least twenty-one (21) days prior to the date fixed for such meeting. The only persons entitled to assist to a meeting of shareholders are the shareholders themselves, unless this requirement is waved by the Chairman at the beginning of each meeting.

Our By-laws provide that one or more persons present in person or duly represented and holding not less than 10% of the shares giving the right to vote at a meeting constitute the quorum.

There exists no limitation on the right to own our securities.

Our By-laws do not contain any provision that would have an effect of delaying, deferring or preventing a change in control of the Corporation. However, in 2010, we adopted the Rights Plan. The Rights Plan entitles a holder of rights (other than the Acquiring Person, as defined below, or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) to purchase our common shares at a discount of 50% to the market price upon a person becoming an “Acquiring Person”, subject to certain exceptions and the terms and conditions set out in the Rights Plan. An “Acquiring Person” is defined in the Rights Plan as a beneficial owner of 20% or more of our common shares. The Rights Plan will expire at the close of our annual meeting of shareholders in 2013.

Form 20-F

In order to implement the Rights Plan, we issued one right in respect of each common share outstanding as of 6:00 p.m. (Montreal time) on February 9, 2010, the “Effective Date”. One right will also be issued and attached to each subsequently issued common share. The rights will separate and trade separately from the common shares to which they are attached and will become exercisable after the “Separation Time”, as defined below:

The “Separation time” is the close of business on the tenth business day following the earliest of:

(a)	the date of the first public announcement made by us or an Acquiring Person that a person has become an Acquiring Person;

(b)

the date of the commencement of, or first public announcement of the intent of any Person to commence, a take-over bid (other than a Permitted Bid (as defined in the Rights Plan) or a Competing Permitted Bid (as defined in the Rights Plan)) by any person for our common shares;

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or

(d)	such later date as may be determined by the board of directors.

After the time at which a person becomes an Acquiring Person, and subject to the terms and conditions set out in the shareholder rights plan agreement, each right would, upon exercise, entitle a rights holder, other than the Acquiring Person and related persons, to purchase common shares at a 50% discount to the market price at the time.

Under the Rights Plan, a “Permitted Bid” is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender.

Our By-laws do not contain any provision requiring a shareholder to disclose his ownership above a particular threshold. However, under Canadian securities regulations, this threshold has been set to 10%. This requirement is less stringent than in the United States where ownership must be reported when a shareholder owns at least 5% of the outstanding voting securities of an issuer. Accordingly, in Canada, it is easier for a shareholder to accumulate a substantial portion of the voting securities of an issuer without reporting it. In widely-held corporations such as ours, we believe that we are at a disadvantage compared to similar US issuers.

C.   Material contracts.

For the two years preceding the publication of this Annual Report, we have not entered into any material contracts, other than contracts entered into in the ordinary course of our business, except for the contracts summarized below:

Amendment to EMD Serono Agreement – United States

On April 9, 2012, we entered into an amendment to the EMD Serono Agreement. The amendment was entered into to precise some of the defined terms used in the EMD Serono Agreement, to grant us the right to use in Canada some of the marketing materials used by EMD Serono to commercialize EGRIFTATM in the United States, to allocate the cost of the Observational Study between the parties and to provide an additional remedy to EMD Serono in the event we have an uncured breach of our obligation to pay for the cost of the Retinopathy Trial and our share of the Observational Study.

Form 20-F

Actelion Agreement - Canada

On February 20, 2012, we and our wholly-owned subsidiary Theratechnologies Canada Inc. entered into a supply, distribution and licensing agreement with Actelion granting Actelion the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada.

Under the terms of the Actelion Agreement, we will sell EGRIFTATM to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada subject to the Actelion Agreement. We will be responsible for the manufacture and supply of EGRIFTATM to Actelion. We have retained all development rights to EGRIFTATM for other indications and will be responsible for conducting development activities for any additional potential indications. We also granted Actelion an option to commercialize tesamorelin for other indications in Canada. If such option is not exercised, or is declined, by Actelion, we may commercialize tesamorelin for such indications on our own or with a third party. The initial term of the Actelion Agreement extends until the later of (i) the expiration of the last valid claim based on a patent right (including patent applications) controlled by us in Canada covering EGRIFTATM or any other product based on an additional indication for tesamorelin that Actelion has elected to commercialize under the Actelion Agreement and (ii) 10 years from the date of the first commercial sale of EGRIFTATM.

Ferrer Agreement – Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries

On February 3, 2011, we and our wholly-owned subsidiary Theratechnolgies Europe Inc. entered into a distribution and licensing agreement with Ferrer granting Ferrer the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the Ferrer Agreement, we will sell EGRIFTATM to Ferrer at a transfer price equal to the higher of a percentage of Ferrer’s net selling price and a predetermined floor price. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories subject to the Ferrer Agreement. We will be responsible for the manufacture and supply of EGRIFTATM to Ferrer. We have retained all development rights to EGRIFTATM for other indications and will be responsible for conducting development activities for any additional potential indications. We have the option to co-promote EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin for potential additional indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development. The Ferrer Agreement extends until the later of the expiration of the last valid claim based on a patent right (including patent applications) controlled by us covering a product licensed under the Ferrer Agreement or ten years from the date of the first commercial sale of EGRIFTATM for each country covered by the Ferrer Agreement.

D.   Exchange controls.

Subject to the following paragraph, there is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our subordinate voting shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting shares, other than as provided by the Investment Canada Act (Canada), or Investment Canada Act, the North American Free trade Agreement Implementation Act (Canada), or North American Free Trade Agreement, and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian

Form 20-F

business by a non-Canadian or of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

E.    Taxation.

The following is a general summary of certain U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of common shares by a U.S. Holder (as defined below). This summary applies to U.S. Holders who hold common shares as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or Code. This summary is based upon the Code, regulations promulgated under the Code, the U.S. Treaty, administrative rulings and judicial decisions as in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect, and to differing interpretations, which could result in U.S. federal income tax considerations different from those summarized below. No ruling from the Internal Revenue Service, or IRS, has been requested or will be obtained regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge.

This summary is for general information purposes only, and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder relating to the acquisition, ownership and disposition of common shares. It does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States nor any U.S. federal estate, gift or generation-skipping transfer tax. In addition, it does not address tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances, including alternative minimum tax consequences, nor does it address the special tax rules that apply to certain classes of taxpayers, including but not limited to the following:

—	a person that owns, or is treated as owning under applicable ownership attribution rules, 10% or more of the voting power of Theratechnologies;
—	a broker or dealer in securities or currencies;
—	a trader in securities that elects to use a mark-to-market method of accounting;
—	a bank, mutual fund, life insurance company or other financial institution;
—	a real estate investment trust, regulated investment company or grantor trust;
—	a tax-exempt organization;
—	a qualified retirement plan or individual retirement account;
—	a person that holds common shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;
—	a partnership, S corporation or other pass through entity;
—	an investor in a partnership, S corporation or other pass through entity;
—	a person who received common shares in connection with the performance of services;
—	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
—	U.S. tax expatriates and certain former citizens and long-term residents of the United States;
—	a person that has been, is or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act;
—	a person whose common shares constitute “taxable Canadian property” under the Tax Act; and
—

a person who has a permanent establishment in Canada for purposes of the U.S. Treaty or who uses or holds, or is deemed to use or hold, the common shares in connection with carrying on business in Canada.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of common shares that is:

—	an individual citizen or resident of the United States;
—

a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or political subdivision thereof;

Form 20-F

—	an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or
—

a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

This summary does not address the U.S. federal income tax considerations with respect to non-U.S. Holders arising from the acquisition, ownership and disposition of common shares. A “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.

If a partnership or other pass-through entity (including for this purpose any entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner or owner will generally depend upon the status of such partner or owner and upon the activities of the partnership or other pass-through entity. U.S. Holders who are partners or owners of a partnership or other pass-through entity that owns or may acquire common shares should consult their tax advisors regarding the specific tax consequences of the acquisition, ownership and disposition of common shares.

U.S. HOLDERS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions With Respect to Common Shares

Theratechnologies does not anticipate making distributions on its common stock in the foreseeable future. However, subject to the discussion under “– Passive Foreign Investment Company” below, the gross amount of distributions (including constructive distributions), if any, paid on the common shares generally would be treated as dividend income to the extent paid out of Theratechnologies’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Holder would be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) on the day actually or constructively received. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such common shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of common shares), and then as gain from the sale or exchange of such common shares. Because Theratechnologies may not maintain complete calculations of its earnings and profits in accordance with U.S. federal income tax principles, a U.S. Holder should assume that any distribution will constitute ordinary dividend income. A corporate U.S. Holder generally will not be entitled to a dividends-received deduction that is otherwise available upon the receipt of dividends distributed by U.S. corporations.

For taxable years beginning after January 1, 2013, a dividend paid by Theratechnologies generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Theratechnologies is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. Theratechnologies generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code, or QFC, if it is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes. The U.S. Treasury has determined that the U.S. Treaty qualifies as such a treaty under the Code and Theratechnologies believes that it is eligible for the benefits of the U.S. Treaty. However, a dividend paid by Theratechnologies will not be eligible for the preferential tax rates applicable to long-term capital gains if Theratechnologies is a passive foreign investment company, or PFIC, for the taxable year during which such dividend is paid or for the preceding taxable year. See below under “– Passive Foreign Investment Company” for a discussion of Theratechnologies’ status under the PFIC rules.

The amount of a distribution paid to a U.S. Holder of common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of actual or constructive receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar

Form 20-F

value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Sale or Other Disposition of Common Shares

Subject to the discussion under “– Passive Foreign Investment Company” below, in general, a U.S. Holder that sells or otherwise disposes of common shares in a taxable disposition:

—

will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in such common shares;

—

any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the common shares sold or otherwise disposed of is more than one year at the time of such sale or other taxable disposition; and

—

subject to certain exceptions including the discussion below under “—Foreign Tax Credit Considerations”, any gain or loss will generally be treated as U.S.-source income for U.S. foreign tax credit purposes.

Long-term capital gains of non-corporate taxpayers are taxed at reduced rates. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. The deductibility of capital losses is subject to significant limitations.

In the case of a U.S. Holder who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of common shares, the amount realized will be based on the U.S.-dollar value of the foreign currency received with respect to such common shares, based on the exchange rate applicable on the date such foreign currency is received. If the foreign currency received is not converted into U.S. dollars on the date it is received, a U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who engages in a subsequent conversion or disposition of such foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for U.S. foreign tax credit purposes. However, different rules may apply with respect to certain taxpayers that use the accrual method of accounting and/or if the common stock were treated as traded on an established securities market. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit Considerations

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” This limitation is calculated separately with respect to specific categories of income. Dividends paid by Theratechnologies on the common shares generally would constitute “foreign source” income for foreign tax credit purposes. However, all or a portion of the dividends paid by a foreign corporation that is more than 50% owned by U.S. persons will be treated as U.S. source income for foreign tax credit purposes if the foreign corporation itself has more than a small amount of U.S. source income. Similar limitations may apply if Canada imposes income tax on a U.S. Holder’s gain. Subject to certain limitations, the Code may permit a U.S. Holder entitled to benefits under the U.S. Treaty to elect to treat any dividends or Canadian-taxed gain as foreign source income for foreign tax credit purposes. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules in light of their particular circumstances.

Form 20-F

Passive Foreign Investment Company

PFIC Rules Generally. Special and generally unfavorable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in the common shares includes any period during which Theratechnologies is a PFIC. In general terms, Theratechnologies will be a PFIC for any tax year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is passive income or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, among other items, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions. Under attribution rules, if Theratechnologies is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiaries of Theratechnologies that are also PFICs (each, a “Subsidiary PFIC”), and will be subject to the U.S. tax rules described below.

As described above, PFIC status for a taxable year depends upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. Therefore, the status of Theratechnologies and each of its subsidiaries as PFICs depends upon the financial results for each year and upon relative valuations, which are subject to change and beyond our ability to predict or control. In addition, the application of the relevant rules is subject to legal uncertainties. Given the most recent available information regarding Theratechnologies’ financial position, results of operations and its projections, Theratechnologies believes that it was not a PFIC for its fiscal year that ended November 30, 2012 and Theratechnologies does not believe that it is currently a PFIC. However, there can be no assurance that the IRS will not challenge any determination made by Theratechnologies concerning its PFIC status or that Theratechnologies will not be a PFIC for any taxable period. In addition, Theratechnologies may not undertake a PFIC analysis with respect to itself, or any of its subsidiaries, in the future and may not provide a U.S. Holder with enough information for the holder to perform his, her or its own analysis regarding the company’s (or any subsidiary’s) PFIC status in the future. The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the PFIC rules.

If Theratechnologies is a PFIC for any year, subject to the special rules applicable to a U.S. Holder who makes a Mark-to-Market Election or a QEF Election (each as defined below), a U.S. Holder who disposes or is deemed to dispose of common shares at a gain or who receives a distribution treated as an “excess distribution” on common shares generally would be required to allocate such gain and distribution ratably to each day in the U.S. Holder’s holding period for such common shares. The portion of such amounts allocated to the current tax year or to a year prior to the first year in which Theratechnologies was a PFIC would be includible as ordinary income in the current tax year. The portion of any such amounts allocated to the first year in the U.S. Holder’s holding period in which Theratechnologies was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest marginal tax rate applicable for each year (regardless of the U.S. Holder’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In accordance with the rules above, if Theratechnologies is or was a PFIC at any time during the U.S. Holder’s holding period, none of the gain recognized on the sale or other disposition of common shares would be eligible for the preferential long-term capital gains rate (see “– Sale or Other Disposition of Common Shares” above). In addition, dividends generally will not be qualified dividend income if Theratechnologies is a PFIC in the year of payment or the preceding year.

Certain elections (including the Mark-to-Market Election and the QEF Election, as defined and discussed below) may sometimes be used to reduce the adverse impact of the PFIC rules on U.S. Holders, but these elections may accelerate the recognition of taxable income and have other adverse results. Moreover, U.S. Holders should be aware that Theratechnologies does not intend to provide information that may be necessary to enable the U.S. Holder to make certain elections.

Form 20-F

Mark-to-Market Election. A U.S. Holder of common shares in a PFIC would not be subject to the PFIC rules discussed above if the U.S. Holder had made a timely and effective election to mark the PFIC common shares to market, or Mark-to-Market Election.

A U.S. Holder may make a Mark-to-Market Election with respect to the common shares only if such shares are marketable stock. Such shares generally will be “marketable stock” if they are regularly traded on a “qualified exchange,” which is defined as (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. Theratechnologies common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares is traded on a qualified exchange for at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor with respect to the availability of a Mark-to Market Election with respect to the common shares.

In general, a U.S. Holder that makes a timely Mark-to-Market Election with respect to the common stock will include in ordinary income, for each taxable year in which Theratechnologies is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years. If a U.S. Holder makes a Mark-to-Market Election after the first taxable year in which Theratechnologies is a PFIC and such U.S. Holder has not made a timely QEF Election with respect to Theratechnologies, the PFIC rules described above will apply to certain dispositions of, and distributions on, the common shares, and the U.S. Holder’s mark-to-market income for the year of the election. If Theratechnologies were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to market gain or loss with respect to its common shares for any taxable year that Theratechnologies was not a PFIC.

A U.S. Holder that makes a Mark-to-Market Election generally will also adjust such U.S. Holder’s tax basis in his common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the common shares subject to a Mark-to-Market Election, any gain or loss on such disposition will be ordinary income or loss (to the extent that such loss does not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to the common shares.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares if Theratechnologies is a PFIC and the common stock constitutes marketable stock, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the deferred tax and interest charge described above with respect to a disposition or a deemed disposition of Subsidiary PFIC stock or a distribution or deemed distribution from a Subsidiary PFIC.

QEF Election. A U.S. Holder of common shares in a PFIC generally would not be subject to the PFIC rules discussed above if the U.S. Holder had made a timely and effective election, or QEF Election, to treat Theratechnologies as a “qualified electing fund”, or QEF. Instead, such U.S. Holder would be subject to U.S.

Form 20-F

federal income tax on its pro rata share of Theratechnologies’ (i) net capital gain, which would be taxed as long-term capital gain to such U.S. Holder, and (ii) ordinary earnings, which would be taxed as ordinary income to such U.S. Holder, in each case regardless of whether such amounts are actually distributed to such U.S. Holder.

A U.S. Holder cannot make and maintain a valid QEF Election unless Theratechnologies provides certain U.S. tax information necessary to make such an election. U.S. Holders should be aware that Theratechnologies does not intend to make such information available to U.S. Holders and, accordingly, U.S. Holders will not be able to make a QEF Election with respect to their common shares or any shares in a Subsidiary PFIC that a U.S. Holder is treated as indirectly owning. With respect to Theratechnologies or any subsidiary PFICs for which Theratechnologies does not or that U.S. Holders do not obtain the required information, U.S. Holders will be subject to the default PFIC rules discussed above under the heading entitled “– PFIC Rules Generally.”

Reporting. A U.S. Holder’s ownership of common shares in a PFIC generally must be reported by filing Form 8621 with the U.S. Holder’s annual U.S. federal income tax return. Every U.S. Holder who is a shareholder in a PFIC must file an annual report containing such information as may be required by the U.S. Department of Treasury.

U.S. HOLDERS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE TAX CONSEQUENCES OF THERATECHNOLOGIES’S POTENTIAL STATUS AS A PFIC, INCLUDING THE AVAILABILITY OF, CONSEQUENCES OF AND PROCEDURE FOR MAKING A MARK-TO-MARKET ELECTION OR A QEF ELECTION, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Reporting of Foreign Financial Assets

Recent legislation requires certain U.S. Holders that hold certain foreign financial assets (which may include common shares of Theratechnologies) that exceed certain thresholds to report information relating to such assets, subject to certain exceptions. Failure to provide such information could result in significant additional taxes and penalties, including criminal penalties. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on acquisition, ownership and disposition of common shares.

U.S. Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

U.S. Holders of common shares may be subject to information reporting and may be subject to backup withholding on distributions on common shares or on the proceeds from a sale or other disposition of common shares paid within the United States or by U.S.-related financial intermediaries. Backup withholding will generally not apply, however, to a U.S. Holder who:

—

furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9, Request for Taxpayer Identification Number and Certification (or substitute form) and otherwise complies with the backup withholding rules; or

—	is otherwise exempt from backup withholding.

Form 20-F

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.    Dividends and paying agents.

Not applicable

G.   Statements by experts.

Not applicable

H.    Documents on display.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Annual Report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Annual Report.

We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system EDGAR.

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or Exchange Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Under the Exchange Act, as a foreign private issuer, we are also not required to publish financial statements as frequently or as promptly as United States companies.

You may read and copy any of our reports and information at, and obtain copies upon payments of prescribed fees from, The Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC on EDGAR (www.sec.gov/edgar.shtml). The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Additional information relating to the Corporation may be found on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml), as well as on our website (www.theratech.com).

I.    Subsidiary information.

Information about our subsidiaries is detailed under “Item 4C. - Organizational Structure” of this Annual Report.

Form 20-F

Item 11.     Quantitative and Qualitative Disclosures about Market Risks

Information relating to quantitative and qualitative disclosures about market risks is detailed in our Audited Consolidated Financial Statements under Note 21 Financial Instruments of “Item 18 - Financial Statements” of this Annual Report.

Item 12.     Description of Securities Other than Equity Securities

A.   Debt Securities.

Not applicable

B.   Warrants and Rights.

Not applicable

C.   Other Securities.

Not applicable

D.   American Depositary Shares.

Not applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None

Item 14.     Material Modification to the Rights of Security Holders and Use of Proceeds

None

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under Canadian and American laws is recorded, processed, summarized and reported within the time periods specified under Canadian and the SEC’s rules and forms, and that such information is accumulated and communicated to our President and Chief Executive Officer and Vice President, Finance, to allow timely decisions regarding required disclosure. Our management, including our President and Chief Executive Officer and Vice President, Finance, conducted an evaluation of our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report. Based upon that evaluation, our President and Chief Executive Officer and Vice President, Finance, have concluded that, as of November 30, 2012, our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under Canadian and American laws is communicated to management, including our President and Chief Executive Officer and Vice President, Finance, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified under Canadian and the SEC’s rules and forms.

Form 20-F

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and Vice President, Finance, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal controls over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operational effectiveness of our internal controls over financial reporting. Based on that assessment, our management concluded that as of November 30, 2012, our internal controls over financial reporting was effective.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. Because we are a non-accelerated filer, we are not required to subject our report to attestation by our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.     [Reserved]

Item 16A.     Audit Committee Financial Expert.

The Audit Committee is comprised of Mr. Paul Pommier, who acts as Chair, Mr. Gérald Lacoste and Mr. Jean-Denis Talon. All of these three Audit Committee members are independent directors and financially literate within the meaning of National Instrument 52-110 – Audit Committees (Canada). Our Board of Directors has determined that Mr. Paul Pommier was the Audit Committee “financial expert” under the Exchange Act.

See “Item 6.A – Directors and Senior Management” of this Annual Report for the biography of each of the Audit Committee members.

Form 20-F

Item 16B.   Code of Ethics

The Board of Directors has adopted a code of ethics, or Code of Ethics, that applies to all directors, Executive Officers and employees of the Corporation.

The Board of Directors is responsible for monitoring compliance with our Code of Ethics. Our directors, Executive Officers and employees are asked to periodically acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.

A copy of our Code of Ethics is readily accessible on our website (www.theratech.com). In addition, copies of our Code of Ethics can be provided, without charge, upon request to: Theratechnologies Inc., 2310 Alfred-Nobel Boulevard, Montreal, Québec, Canada H4S 2B4, Attention: Corporate Secretary. In addition, a copy of our Code of Ethics is attached as an exhibit to this Annual Report.

Item 16C.   Principal Accountant Fees and Services

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2012 and 2011:

Fees	Fiscal year ended November 30, 2012 ($)	Fiscal year ended November 30, 2011 ($)
Audit Fees(1)	158,250	495,100
Audit-Related Fees(2)	41,000	15,250
Tax Fees(3)	42,650	35,285
All other Fees	Nil	Nil
Total:	241,900	545,635

(1)

Refers to the aggregate fees billed by our external auditors for audit services. In the fiscal year ended November 30, 2011, audit fees included an amount of $355,000 for audit services performed in connection with our intended public offering and the subsequent listing of our common shares on the NASDAQ Global Market.

(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee is responsible for the oversight of our independent auditor’s work. Our Audit Committee pre-approves all audit and non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. KPMG and our management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable

Form 20-F

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F.   Change in Registrant’s Certifying Accountant.

Not applicable

Item 16G.   Corporate Governance

Our common shares are no longer listed on a U.S. national securities exchange.

As a Canadian foreign private issuer listed on the TSX, the Corporation must adhere to Canadian corporate governance requirements prescribed by Canadian securities regulatory authorities and to those of the TSX.

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

The Audited Consolidated Financial Statements of the Corporation appear on pages 120 to 175 of this Annual Report.

Form 20-F

Consolidated Financial Statements of

THERATECHNOLOGIES INC.

Years ended November 30, 2012, 2011 and 2010

Form 20-F

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Theratechnologies Inc.

We have audited the accompanying consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as at November 30, 2012 and November 30, 2011, the consolidated statements of comprehensive (loss) income, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Form 20-F

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Theratechnologies Inc. as at November 30, 2012 and November 30, 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended November 30, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP*

February 26, 2013

Montréal, Canada

*	CPA auditor, CA, public accountancy permit No. A111162

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Financial Statements

Years ended November 30, 2012, 2011 and 2010

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

As at November 30, 2012 and 2011

(in thousands of Canadian dollars)

	Note	November 30, 2012	November 30, 2011
		$	$

Assets

Current assets
Cash		1,512	2,559
Bonds	9	149	752
Trade and other receivables	10	1,168	1,784
Tax credits and grants receivable	11	421	346
Inventories	12	12,789	10,332
Prepaid expenses		970	2,308
Derivative financial assets	16 (ii)	79	347

Total current assets		17,088	18,428

Non-current assets
Bonds	9	18,842	33,476
Property and equipment	13	402	969

Total non-current assets		19,244	34,445

Total assets		36,332	52,873

Liabilities

Current liabilities
Accounts payable and accrued liabilities	14	3,339	7,129
Provisions	20 (b)	1,211	52
Derivative financial liabilities	21 (c)	—	16
Current portion of deferred revenue	5	1,854	4,279

Total current liabilities		6,404	11,476

Non-current liabilities
Provisions	20 (b)	4,415	—
Other liabilities	15	216	775
Deferred revenue	5	2,627	4,279

Total non-current liabilities		7,258	5,054

Total liabilities		13,662	16,530

Equity

Share capital	16	280,872	280,488
Contributed surplus		8,158	8,242
Deficit		(266,786)	(252,846)
Accumulated other comprehensive income		426	459

Total equity		22,670	36,343

Contingent liability	19
Commitments	24
Subsequent events	27

Total liabilities and equity		36,332	52,873

See accompanying notes to consolidated financial statements.

On behalf of the Board,

(signed) Paul Pommier	(signed) Jean-Denis Talon
Director	Director

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive (Loss) Income

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

	Note	November 30, 2012	November 30, 2011	November 30, 2010
		$	$	$

Revenue
Sale of goods	5	5,235	8,351	—
Research services:
Milestone payments	5	—	—	25,000
Upfront payments and initial technology access fees	5	4,077	5,134	6,846
Royalties and license fees	5	4,255	1,443	22

Total revenue		13,567	14,928	31,868

Cost of sales	7	5,056	9,146	469
Research and development expenses, net of tax credits of $692 (2011 - $957; 2010 - $934)	11	6,341	10,992	14,064
Selling and market development expenses		852	2,019	2,670
General and administrative expenses		5,462	10,823	8,002
Restructuring costs	20	10,702	716	—

Total operating expenses		28,413	33,696	25,205

Results from operating activities		(14,846)	(18,768)	6,663

Finance income	8	890	1,602	1,888
Finance costs	8	21	(636)	493

Total net finance income		911	966	2,381

(Loss) profit before income taxes		(13,935)	(17,802)	9,044

Income tax (expense) recovery	17	(5)	72	(114)

Net (loss) profit		(13,940)	(17,730)	8,930

Other comprehensive (loss) income, net of tax
Net change in fair value of available-for-sale financial assets, net of tax		100	121	(390)
Net change in fair value of available-for-sale financial assets transferred to net (loss) profit, net of tax		(133)	(228)	(326)

		(33)	(107)	(716)

Total comprehensive (loss) income for the year		(13,973)	(17,837)	8,214

Basic and diluted (loss) earnings per share	16 (vi)	(0.23)	(0.29)	0.15

See accompanying notes to consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars)

					Unrealized gains
					(losses) on
		Share capital		Contributed	available-for-sale
	Note	Number	Amount	surplus	financial assets*	Deficit	Total
			$	$	$	$	$

Balance as at November 30, 2009		60,429,393	279,169	6,757	1,282	(244,160)	43,048

Total comprehensive income (loss) for the year
Net profit		—	—	—	—	8,930	8,930
Other comprehensive income (loss):
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(390)	—	(390)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	(326)	—	(326)

Total comprehensive income for the year		—	—	—	(716)	8,930	8,214

Transactions with owners, recorded directly in equity
Issue of common shares	16 (i)	2,880	15	—	—	—	15
Income tax related to share issue costs		—	—	—	—	114	114
Share-based compensation plan:
Share-based compensation for stock option plan		—	—	1,133	—	—	1,133
Exercise of stock options:
Monetary consideration		80,491	132	—	—	—	132
Attributed value		—	82	(82)	—	—	—

Total contributions by owners		83,371	229	1,051	—	114	1,394

Balance as at November 30, 2010		60,512,764	279,398	7,808	566	(235,116)	52,656

Total comprehensive income (loss) for the year
Net loss		—	—	—	—	(17,730)	(17,730)
Other comprehensive income (loss):
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	121	—	121
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	(228)	—	(228)

Total comprehensive loss for the year		—	—	—	(107)	(17,730)	(17,837)

Transactions with owners, recorded directly in equity
Issue of common shares	16 (i)	7,837	34	—	—	—	34
Share-based compensation plan:
Share-based compensation for stock option plan	16 (v)	—	—	822	—	—	822
Exercise of stock options:
Monetary consideration	16 (v)	344,665	668	—	—	—	668
Attributed value	16 (v)	—	388	(388)	—	—	—

Total contributions by owners		352,502	1,090	434	—	—	1,524

Balance as at November 30, 2011		60,865,266	280,488	8,242	459	(252,846)	36,343

*	Accumulated other comprehensive income.

See accompanying notes to consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars)

					Unrealized gains
					(losses) on
		Share capital		Contributed	available-for-sale
	Note	Number	Amount	surplus	financial assets*	Deficit	Total
			$	$	$	$	$

Balance as at November 30, 2011		60,865,266	280,488	8,242	459	(252,846)	36,343

Total comprehensive income (loss) for the year
Net loss		—	—	—	—	(13,940)	(13,940)
Other comprehensive income (loss):
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	100	—	100
Net change in fair value of available-for-sale financial assets transferred to net earnings (loss), net of tax		—	—	—	(133)	—	(133)

Total comprehensive income (loss) for the year		—	—	—	(33)	(13,940)	(13,973)

Transactions with owners, recorded directly in equity
Share-based compensation plan:
Share-based compensation for stock option plan	16 (v)	—	—	57	—	—	57
Exercise of stock options:
Monetary consideration	16 (v)	145,337	243	—	—	—	243
Attributed value	16 (v)	—	141	(141)	—	—	—

Total contributions by owners		145,337	384	(84)	—	—	300

Balance as at November 30, 2012		61,010,603	280,872	8,158	426	(266,786)	22,670

*	Accumulated other comprehensive income.

See accompanying notes to consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars)

	Note	November 30, 2012	November 30, 2011	November 30, 2010
		$	$	$

Operating activities
Net (loss) profit		(13,940)	(17,730)	8,930
Adjustments for:
Depreciation of property and equipment	13	564	332	466
Change in deferred revenue		(4,077)	(5,135)	(6,845)
Share-based compensation for stock option plan	16 (v)	57	822	1,133
Income tax expense (recovery)		5	(72)	114
Writedown of inventories	12	407	400	192
Lease inducements and amortization	15 and 18	(559)	450	325
Change in fair value of derivative financial assets	16 (ii)	558	490	—
Change in fair value of liability related to deferred stock unit plan	16 (ii)	(556)	(455)	—
Change in fair value of derivative financial liabilities		(16)	16	—
Interest income		(757)	(1,374)	(1,562)
Interest received		1,253	1,515	2,290

Operating activities before changes in operating assets and liabilities		(17,061)	(20,741)	5,043

Change in trade and other receivables		616	(1,623)	214
Change in tax credits and grants receivable		(75)	(14)	1,001
Change in inventories		(2,864)	(6,415)	(2,284)
Change in prepaid expenses		1,338	(1,077)	(601)
Change in accounts payable and accrued liabilities		(3,162)	2,600	(473)
Change in provisions		5,574	52	—

		1,427	(6,477)	(2,143)

Cash flows from (used in) operating activities		(15,634)	(27,218)	2,900

Financing activities
Proceeds from issue of share capital		—	34	15
Proceeds from exercise of stock options	16 (v)	243	668	132

Cash flows from financing activities		243	702	147

Investing activities
Acquisition of property and equipment	13	(69)	(234)	(415)
Proceeds from sale of bonds		14,703	31,141	22,498
Acquisition of bonds		—	(27,644)	—
Prepayment of derivative financial assets		(290)	(837)	—

Cash flows from investing activities		14,344	2,426	22,083

Net change in cash		(1,047)	(24,090)	25,130

Cash as at December 1		2,559	26,649	1,519

Cash as at November 30		1,512	2,559	26,649

See note 20 for other information.

See accompanying notes to consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity

Theratechnologies Inc. is a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor, or GRF, peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as “the subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2013.

(b)	Basis of measurement

The Company’s consolidated financial statements have been prepared on going concern and historical cost bases, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

The methods used to measure fair value are discussed further in note 23.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(d)	Use of estimates and judgements

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgements (continued)

Information about critical judgements in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Judgements in applying accounting policies

•	Revenue and deferred revenue

Revenue recognition is subject to critical judgements, particularly in collaboration agreements that include multiple deliverables, as judgement is required in allocating revenue to each component, including upfront payments, milestone payments, research services, royalties and license fees, and sale of goods. Management uses judgement in estimating the amount of royalties earned. The amount earned is calculated as a percentage of net sales of its products realized by the Company’s licensees. Net sales are provided by licensees or estimated by management using estimates of revenues from product sales of the licensees less estimates for discounts, rebates, chargebacks and allowances (Note 5 for additional information).

Estimation uncertainties

•	Stock option plan

There is estimation uncertainty with respect to selecting inputs to the Black-Scholes model used to determine the fair value of the stock options. (Note 16(v) for additional information).

•	Income taxes

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies. (Note 17 for additional information).

•	Contingent liability

Management uses judgement in assessing the possibility of any outflow in settlement of contingent liabilities. (Note 19 for additional information).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgements (continued)

•	Onerous contracts

There is estimation uncertainty with respect to selecting inputs to the discounted cash flows used to determine the amount of the onerous contracts. (Note 20(b) for additional information).

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	Significant accounting policies

The accounting policies have been applied consistently by the subsidiaries of the Company.

(a)	Basis of consolidation

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are exercisable currently are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Reciprocal balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting period.

Foreign currency differences arising on translation are recognized in net profit (loss), except for differences arising on the translation of available-for-sale equity instruments, which are recognized in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction.

(c)	Revenue recognition

Collaboration agreements that include multiple deliverables are considered to be multi-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, research services, royalties and license fees, and payments for sale of goods. Revenues for each unit of accounting are recorded as described below.

(i)	Sale of goods

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Royalties and license fees

Royalties and license fees are recognized when conditions and events under the license agreement have occurred, the Company can make a reasonable estimate of the amount earned and collectibility is reasonably assured.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(c)	Revenue recognition (continued)

(iii)	Research services

Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments and initial technology access fees

Upfront payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.

(b)	Milestone payments

Revenues subject to the achievement of milestones are recognized only when the specified events have occurred and collectibility is reasonably assured.

(d)	Cost of sales

Cost of sales represents the cost of goods sold and includes the cost of raw materials, supplies, direct labour, direct overhead charges, unallocated indirect costs related to production as well as writedown of inventories.

(e)	Employee benefits

Salaries and short-term employee benefits

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and unemployment insurance.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(e)	Employee benefits (continued)

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

(f)	Finance income and finance costs

Finance income comprises interest income on available-for-sale financial assets and gains (losses) on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in net (loss) profit using the effective interest method.

Finance costs are comprised of bank charges, impairment losses on financial assets recognized in net (loss) profit, changes in fair value of liabilities and derivatives and of foreign currency gains and losses which are reported on a net basis.

(g)	Inventories

Inventories are presented at the lower of cost, determined using the first-in, first-out method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials, and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials to finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

Work in progress inventory appears from the moment third-party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of the work in progress is equal to the value of material provided by the Company plus all other work performed by third-party suppliers which has been invoiced to the Company.

(h)	Derivative financial instruments

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the period in which they occur.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(i)	Property and equipment

Recognition and measurement

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net (loss) profit.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in net (loss) profit as incurred.

Depreciation

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Method	Rate/Period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years

Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term
		and economic life

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for despreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(j)	Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the years ended November 30, 2012, 2011 and 2010, no development expenditures were capitalized.

(k)	Financial instruments

The Company’s financial instruments are classified into one of three categories: loans and receivables, available-for-sale financial assets and other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its bonds as available-for-sale financial assets. The Company has presented its bonds with a maturity of less than twelve months as current assets. The Company has classified cash and trade and other receivables as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive (loss) income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit (loss).

(l)	Leases

Operating lease payments are recognized in net (loss) profit on a straight-line basis over the term of the lease.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(l)	Leases (continued)

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net (loss) profit over the term of the lease on a straight-line basis.

(m)	Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each consolidated financial statement reporting date to determine whether there is objective evidence that it is impaired. The Company considers that a financial asset is impaired if objective evidence indicates that one or more loss events had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed on an individual basis for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in net (loss) profit.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net (loss) profit and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net (loss) profit.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains (losses) on available-for-sale financial assets in equity, to net (loss) profit. The cumulative loss that is removed from other comprehensive income and recognized in net (loss) profit is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in net (loss) profit. Changes in impairment provisions attributable to time value are reflected as a separate component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in net (loss) profit, then the impairment loss is reversed, with the amount of the reversal recognized in net (loss) profit. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Impairment (continued)

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (“cash-generating unit”). Impairment losses recognized in prior periods are determined at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(n)	Provisions (continued)

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. There were no onerous contracts as at November 30, 2012 and 2011 other than the onerous lease contract provided for as restructuring cost (see note 20).

Site restoration

Where there is a legal or constructive obligation to restore leased premises to good condition, except for normal aging on expiry or early termination of the lease, the resulting costs are provisioned up to the discounted value of estimated future costs and increase the carrying amount of the corresponding item of property and equipment. The Company amortizes the cost of restoring leased premises and recognizes an unwinding of discount expense on the liability related to the term of the lease.

Contingent liability

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net (loss) profit except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax liability is generally recognized for all taxable temporary differences.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Share-based compensation

(i)	Stock option plan

The Company records share-based compensation related to employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date.

Share-based payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

(ii)	Deferred stock unit plan

The deferred stock units (“DSUs”) are totally vested at the grant date. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized at the grant date. The liability is adjusted periodically to reflect any change in market value of common shares.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(q)	Government grants

Government grants consisting of grants and investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

(r)	Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(s)	Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares, which consist of the stock options granted to employees.

4.	Recent changes in accounting standards

(a)	Amendments to existing standards that were adopted in 2012

Annual improvements to IFRS

The IASB’s improvements to IFRS contain amendments that were applicable for the annual period beginning on December 1, 2011, as follows:

(i)	IFRS 7, Financial Instruments: Disclosures

Multiple clarifications relate to the disclosure of financial instruments and in particular regarding transfers of financial assets.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

4.	Recent changes in accounting standards (continued)

(a)	Amendments to existing standards that were adopted in 2012 (continued)

Annual improvements to IFRS (continued)

(ii)	IAS 1, Presentation of Financial Statements

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to financial statements.

(iii)	IAS 24, Related Party Disclosures

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(b)	New or revised standards and interpretations issued but not yet adopted

In addition, the following new or revised standards and interpretations have been issued but are not yet effective for the Company:

(i)	IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	Financial assets measured at amortized cost; or

•	Financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

4.	Recent changes in accounting standards (continued)

(b)	New or revised standards and interpretations issued but not yet adopted (continued)

(i)	IFRS 9, Financial Instruments (continued)

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on December 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)	IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE”). IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

(iii)	IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

4.	Recent changes in accounting standards (continued)

(b)	New or revised standards and interpretations issued but not yet adopted (continued)

(iii)	IFRS 13, Fair Value Measurement (continued)

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains “how” to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

(iv)	Amendments to IAS 1 Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively. Early adoption is permitted.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on December 1, 2012. As the amendments only require changes in the presentation of items in other comprehensive income, the Company does not expect the amendments to IAS 1 to have a material impact on the financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

4.	Recent changes in accounting standards (continued)

(b)	New or revised standards and interpretations issued but not yet adopted (continued)

(v)	Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

5.	Revenue and deferred revenue

(a)	EMD Serono, Inc.

On October 28, 2008, the Company entered into a collaboration and licensing agreement, amended in April 2012, with EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”).

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States, which was obtained on November 10, 2010. The Company is also responsible for product production and for developing a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement on December 15, 2008, the Company received US$30,000 (CA$36,951), which includes an initial payment of US$22,000 (CA$27,097) and US$8,000 (CA$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CA$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

Royalty revenue is almost entirely derived from the sales of EGRIFTATM by EMD Serono. Royalties are paid to the Company by EMD Serono quarterly in arrears based on the calendar year.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

5.	Revenue and deferred revenue (continued)

(a)	EMD Serono, Inc. (continued)

For the years ended November 30, 2012, 2011 and 2010, substantially all revenue recognized as sales of goods was in relation to sales of EGRIFTATM to EMD Serono.

The initial payment of $27,097 has been deferred and is being amortized on a straight-line basis over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. For the year ended November 30, 2012, an amount of $4,077 (2011 – $5,134; 2010 – $6,846) was recognized as revenue. The change in the amortization amount over the three years reflects adjustments made in 2011 and 2012 to extend the service period to May 1, 2015. As at November 30, 2012, the deferred revenue related to this transaction amounted to $4,481 (2011 – $8,558).

On November 10, 2010, the FDA approved EGRIFTATM (tesamorelin for injection) as the first and only indicated treatment for excess abdominal fat in HIV-infected patients with lipodystrophy (abdominal lypohypertrophy). Under this agreement, FDA homologation is associated with a milestone payment totalling US$25,000 (CA$25,000).

The Company may conduct research and development activities for additional indications. Under the collaboration and licensing agreement, EMD Serono has the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to an agreement with EMD Serono, to participate in promoting these additional indications.

(b)	sanofi-aventis

On December 6, 2010, the Company announced the signing of a distribution and licensing agreement with sanofi-aventis (‘‘Sanofi’’), covering the commercial rights for EGRIFTATM in Latin America, Africa and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Under the terms of the agreement, the Company will sell EGRIFTATM to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. The Company has retained all future development rights to EGRIFTATM and will be responsible for conducting research and development for any additional clinical programs. Sanofi will be responsible for conducting all regulatory activities for EGRIFTATM in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, the Company may commercialize tesamorelin for such indications on its own or with a third party.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

5.	Revenue and deferred revenue (continued)

(c)	Ferrer Internacional S.A.

On February 3, 2011, the Company entered into a distribution and licensing agreement with Ferrer Internacional S.A. (“Ferrer”) covering the commercial rights for EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the agreement, the Company will sell EGRIFTATM to Ferrer at a transfer price equal to the higher of a significant percentage of Ferrer’s net selling price and a predetermined floor price. The Company has retained all development rights to EGRIFTATM for other indications and will be responsible for conducting research and development for any additional programs. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTATM for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories mentioned above. The Company will be responsible for the manufacture and supply of EGRIFTATM to Ferrer. The Company has the option to co-promote EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.

(d)	Actelion Pharmaceuticals Inc.

On February 20, 2012, the Company entered into a supply, distribution and licensing agreement granting Actelion Pharmaceuticals Inc. (“Actelion”) the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada.

Under the terms of the agreement, the Company will sell EGRIFTATM to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada subject to the agreement. The Company will be responsible for the manufacture and supply of EGRIFTATM to Actelion. The Company has retained all development rights to EGRIFTATM for other indications and will be responsible for conducting development activities for any additional potential indications. The Company also granted Actelion an option to commercialize tesamorelin for other indications in Canada. If such option is not exercised, or is declined, by Actelion, we may commercialize tesamorelin for such indications on our own or with a third party. The initial term of the agreement extends until the later of (i) the expiration of the last valid claim based on a patent right (including patent applications) controlled by us in Canada covering EGRIFTATM or any other product based on an additional indication for tesamorelin that Actelion has elected to commercialize under the Actelion agreement and (ii) 10 years from the date of the first commercial sale of EGRIFTATM.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

6.	Personnel expenses

	Note	November 30, 2012	November 30, 2011	November 30, 2010
		$	$	$

Salaries and short-term employee benefits		5,008	10,865	11,577
Post-employment benefits		306	551	579
Termination benefits		3,252	620	20
Share-based compensation	16 (ii) and (v)	307	1,161	1,133

Total personnel expenses		8,873	13,197	13,309

Share-based compensation does not include $43 (2011 - $155; 2010 - nil) of compensation to non-employee directors.

7.	Cost of sales

	Note	November 30, 2012	November 30, 2011	November 30, 2010
		$	$	$

Cost of goods sold		4,711	8,040	—
Other costs		313	423	277
Writedown of inventories	12	—	400	192
Production development costs		32	283	—

		5,056	9,146	469

8.	Finance income and finance costs

Recognized in net (loss) profit:

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Interest income	757	1,374	1,562
Net gain on disposal of available-for-sale financial assets	133	228	326

Finance income	890	1,602	1,888

Bank charges	(23)	(18)	(18)
Net foreign currency gain (loss)	81	(567)	511
Loss on financial instruments carried at fair value	(37)	(51)	—

Finance costs	21	(636)	493

Net finance income recognized in net (loss) profit	911	966	2,381

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

8.	Finance income and finance costs (continued)

Recognized in other comprehensive income:

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Net change in fair value of available-for-sale financial assets, net of tax	100	121	(390)
Net change in fair value of available-for-sale financial assets transferred to net (loss) profit, net of tax	(133)	(228)	(326)

Finance costs recognized in other comprehensive income, net of tax	(33)	(107)	(716)

9.	Bonds

Bonds are interest-bearing available-for-sale financial assets with a carrying amount of $18,991 as at November 30, 2012 (2011 - $34,228), have stated interest rates of 2.30% to 4.85% (2011 - 2.30% to 5.45%) and have an average maturity of 2.87 years (2011 - 2.79 years).

The Company’s exposure to credit and interest rate risks related to bonds is presented in note 21.

10.	Trade and other receivables

	Note	November 30, 2012	November 30, 2011
		$	$

Trade receivables		1,045	1,364
Sales tax receivable		113	227
Loans granted to employees under share purchase plan	16 (iv)	1	10
Other receivables		9	183

		1,168	1,784

The Company’s exposure to credit and currency risks related to trade and other receivables is presented in note 21.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

11.	Tax credits and grants receivable

	November 30, 2012	November 30, 2011
	$	$

Balance at beginning of year	346	332
Investment tax credits and grants received	(617)	(943)
Investment tax credits and grants recognized in net (loss) profit	692	957

Balance at end of year	421	346

Tax credits and grants receivable comprise research and development investment tax credits receivable from the Quebec government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivable are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.

Unused and unrecorded federal tax credits may be used to reduce future income tax and expire as follows:

$

2023	452
2024	1,597
2025	1,863
2026	2,180
2027	3,000
2028	3,329
2029	2,243
2030	1,111
2031	777
2032	358

16,910

12.	Inventories

	November 30, 2012	November 30, 2011
	$	$

Raw materials	11,113	5,751
Work in progress	336	1,096
Finished goods	1,340	3,485

	12,789	10,332

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

12.	Inventories (continued)

In 2012, the Company recorded an inventory provision of $407 on raw materials (2011 - $42), nil on work in progress (2011 - nil) and nil on finished goods (2011 - $406) to write down their value to their estimated net realizable value, and a reversal of inventory writedown of nil on raw materials (2011 - $(48)), due to a decrease in the costs of conversion of raw materials into finished goods. The net inventory provision of $407 was recorded in restructuring costs in 2012 and the $400 in 2011 was recorded in cost of sales.

The writedown in 2012 was due to the restructuring of October 30, 2012 (note 20(b)).

The writedown of 2011 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under the Company’s current long-term procurement agreements.

13.	Property and equipment

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total
	$	$	$	$	$

Cost
Balance at November 30, 2010	941	2,018	1,129	1,900	5,988

Additions	203	19	11	8	241
Disposals	(278)	(81)	—	—	(359)

Balance at November 30, 2011	866	1,956	1,140	1,908	5,870

Additions	—	—	—	3	3
Disposals	(45)	—	—	—	(45)

Balance at November 30, 2012	821	1,956	1,140	1,911	5,828

Accumulated depreciation
Balance at November 30, 2010	724	1,566	784	1,854	4,928

Depreciation for the year	147	112	70	3	332
Disposals	(278)	(81)	—	—	(359)

Balance at November 30, 2011	593	1,597	854	1,857	4,901

Depreciation for the year	171	228	145	20	564
Disposals	(39)	—	—	—	(39)

Balance at November 30, 2012	725	1,825	999	1,877	5,426

Net carrying amounts
November 30, 2011	273	359	286	51	969
November 30, 2012	96	131	141	34	402

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

13.	Property and equipment (continued)

Depreciation expense for the year has been recorded in the following accounts in the consolidated statement of comprehensive income:

	Note	November 30, 2012	November 30, 2011	November 30, 2010
		$	$	$

Cost of sales		19	44	8
Research and development expenses		113	146	231
Selling and market development expenses		6	6	10
General and administrative expenses		126	136	217
Restructuring costs	20	300	—	—

		564	332	466

14.	Accounts payable and accrued liabilities

	Note	November 30, 2012	November 30, 2011
		$	$

Trade payables		1,474	3,429
Accrued liabilities and other payables		1,253	1,314
Salaries and benefits due to related parties	26	104	724
Employee salaries and benefits payable		440	1,332
Liability related to deferred stock unit plan	16 (ii)	68	330

		3,339	7,129

The Company’s exposure to currency and liquidity risks related to accounts payable and accrued liabilities is presented in note 21.

15.	Other liabilities

Other liabilities consist of deferred lease inducements relating to rent-free periods amounting to $216 as at November 30, 2012 (November 30, 2011 - $775) (note 18).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital

Authorized in unlimited number and without par value

Common shares

Preferred shares issuable in one or more series

All issued shares are fully paid, except for 300 (2011 - 3,700) issued under the share purchase plan and for which the loan has not been repaid in full (see note 16(iv)).

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

(i)	2011

The Company received subscriptions in the amount of $34 for the issuance of 7,837 common shares in connection with its share purchase plan.

2010

The Company received subscriptions in the amount of $15 for the issuance of 2,880 common shares in connection with its share purchase plan.

All shares issued were for cash consideration.

(ii)	Deferred stock unit plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and Chair of the Board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU (the “DSUs Value”) is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSUs and during the four previous trading days. Effective February 7, 2012, Beneficiaries who act as directors must elect to receive DSUs before each calendar quarter, whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(ii)	Deferred stock unit plan (continued)

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company, except with respect to DSUs held by the former President and Chief Executive Officer. Under the terms of the employment agreement of the former President and Chief Executive Officer of the Company, DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSUs are totally vested at the grant date. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized at the grant date. During the year ended November 30, 2012, $293 (2011 - $494; 2010 - nil) was recorded as an expense and is included in general and administrative expenses. At the beginning of the year, amounts due to officers totalling nil (2011 - $300) were settled with the issuance of DSUs. The liability related to the DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2012, a gain of $556 (2011 - $455; 2010 - nil) was recognized due to the change in the fair value of DSUs. This gain is included in gain (loss) on financial instruments carried at fair value. As at November 30, 2012, the Company had a total of 265,522 DSUs outstanding (November 30, 2011 - 143,655) and a liability related to the DSUs of $68 (2011 - liability of $330).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(ii)	Deferred stock unit plan (continued)

To protect against fluctuations in the value of the DSUs, the Company entered into two cash-settled forward stock contracts in 2011. The Company paid $837 as advance payments on the contracts. This amount corresponds to 146,875 common shares of the Company at a weighted average price of $5.70. The contracts initially expired in December 2011. On December 2, 2011, the two cash-settled forward stock contracts were amended to expire in December 2012. They were not designated as hedging instruments for accounting purposes. The Company entered into two other cash-settled forward stock contracts in 2012. The Company paid $290 as advance payment on the stock contracts. This amount corresponds to 118,647 common shares of the Company at a weighted average price of $2.44. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. In connection with these forward stock contracts, the Company invested $1,127 in term deposits, as advance payments, with the same counterparty, such term deposits maturing at the same time as the cash-settled forward stock contracts. During the year ended November 30, 2012, a loss of $558 (2011 - $490; 2010 - nil) related to the change in the fair value of derivative financial assets was recognized. As at November 30, 2012, the fair value of cash-settled forward stock contracts was $79 (November 30, 2011 - $347) and is recorded in derivative financial assets.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(iii)	Shareholder rights plan

On February 10, 2010, the Company’s Board of Directors adopted a shareholder rights plan (the “Plan”) effective that date. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the common shares and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at a 50% discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, has been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(iv)	Share purchase plan

The share purchase plan entitles full-time and part-time employees of the Company who, on the participation date, are residents of Canada, are not under a probationary period and do not hold, directly or indirectly, 5% or more of the Company’s outstanding common shares, to directly subscribe for common shares of the Company. Under the share purchase plan, a maximum of 550,000 common shares may be issued to employees. The offering period of the share purchase plan is between March 26, 2009 and March 31, 2012.

On May 1 and November 1 of each year (the “Participation Dates”), an employee may subscribe for a number of common shares under the share purchase plan for an amount that does not exceed 10% of that employee’s gross annual salary for that year. Under the share purchase plan, the Board of Directors has the authority to suspend or defer a subscription of common shares or to decide that no subscription of common shares will be allowed on a Participation Date if it is in the Company’s best interest.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(iv)	Share purchase plan (continued)

The share purchase plan provides that the number of common shares that may be issued to insiders at any time under all share-based compensation arrangements of the Company cannot exceed 10% of the Company’s outstanding common shares, and the number of common shares issued to insiders within any one-year period under all security-based compensation arrangements cannot exceed 10% of the outstanding common shares.

The subscription price for each new common share subscribed for under the share purchase plan is equal to the weighted average closing price of the common shares on the Toronto Stock Exchange during a period of five days prior to the Participation Date. Employees may not assign the rights granted under the share purchase plan.

An employee may elect to pay the subscription price for common shares in cash or through an interest-free loan from the Company. Loans granted by the Company under the share purchase plan are repayable through salary withholdings over a period not exceeding two years. All loans may be repaid prior to the scheduled repayment at any time. The loans granted to any employee may at no time exceed 10% of that employee’s current annual gross salary. All common shares purchased through an interest-free loan are hypothecated to secure full and final repayment of the loan and are held by a trustee until repayment in full. Loans are immediately due and payable on the occurrence of any of the following events: (i) termination of employment; (ii) sale or seizure of the hypothecated common shares; (iii) bankruptcy or insolvency of the employee; or (iv) suspension of the payment of an employee’s salary or revocation of the employee’s right to salary withholdings.

As at November 30, 2012, $1 (November 30, 2011 - $10) was receivable under these loans (note 10).

(v)	Stock option plan

The Company has established a stock option plan under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at November 30, 2012, 1,913,843 options could still be granted by the Company (2011 - 1,156,008).

All options are to be settled by the physical delivery of the shares.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(v)	Stock option plan (continued)

Changes in the number of options outstanding during the past two years were as follows:

	Number of options	Weighted average exercise price per option
		$

Options at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(309,000)	11.17
Forfeited	(116,003)	4.46
Exercised (weighted average share price: $4.81)	(344,665)	1.94

Options at November 30, 2011	2,329,470	4.87

Granted	—	—
Expired	(255,000)	8.58
Forfeited	(502,835)	5.42
Exercised (weighted average share price: $2.44)	(145,337)	1.67

Options at November 30, 2012	1,426,298	4.34

Exercisable at November 30, 2012	1,172,949	4.11

The following table provides stock option information as at November 30, 2012:

	Options outstanding
Price range($)	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price
			$

1.20 - 1.80	342,339	5.38	1.70
1.81 - 2.00	285,834	3.63	1.89
2.01 - 2.75	3,125	2.18	2.05
2.76 - 3.75	35,000	1.21	3.67
3.76 - 4.60	150,000	7.02	3.84
4.61 - 6.00	325,000	7.57	5.47
6.01 - 9.00	200,000	4.26	8.27
9.01 - 11.65	85,000	4.66	10.96

	1,426,298	5.39	4.34

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(v)	Stock option plan (continued)

During the year ended November 30, 2012, $57 (2011 - $822; 2010 - $1,133) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2011 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

November 30, 2011

Risk-free interest rate	2.72%
Expected volatility	74.00%
Average option life in years	7.5
Expected dividends	nil
Grant-date share price	$5.65
Option exercise price	$5.65

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2012 and 2011:

	Number of options	Weighted average grant-date fair value
		$

2012	—	—
2011	250,000	4.08

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

16.	Share capital (continued)

(vi)	Earnings per share

The calculation of basic (loss) earnings per share was based on the net (loss) profit attributable to common shareholders of the Company of $(13,940) (2011 - $(17,730); 2010 - $8,930), and a weighted average number of common shares outstanding of 60,983,651 (2011 - 60,733,780; 2010 - 61,322,991), calculated as follows:

	November 30, 2012	November 30, 2011	November 30, 2010

Issued common shares at December 1	60,865,266	60,512,764	60,429,393
Effect of share options exercised	118,385	216,828	49,030
Effect of shares issued during the year	—	4,188	1,609

Weighted average number of common shares at November 30	60,983,651	60,733,780	60,480,032

The calculation of diluted earnings per share was based on a weighted average number of common shares calculated as follows:

	November 30, 2012	November 30, 2011	November 30, 2010

Weighted average number of common shares (basic)	60,983,651	60,733,780	60,480,032
Effect of stock options on issue	—	—	842,959

Weighted average number of common shares (diluted) at November 30	60,983,651	60,733,780	61,322,991

At November 30, 2012, 1,426,298 options (2011 - 2,329,470; 2010 - 1,119,664) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. All options outstanding at the end of 2012 and 2011 could potentially dilute basic earnings per share in the future.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

17.	Income taxes

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Deferred tax expense:
Origination and reversal of temporary differences	(4,060)	(4,465)	—
Change in unrecognized deductible temporary differences	4,060	4,465	—

Other	5	(72)	114

Total deferred tax expense (recovery)	5	(72)	114

Reconciliation between effective and applicable tax amounts:

	November 30, 2012	November 30, 2011	November 30, 2010
	$	$	$

Income taxes at domestic tax statutory rate	(3,765)	(5,077)	2,713
Change in unrecognized deductible temporary differences	4,060	4,465	(3,171)
Non-deductible expenses and other	(290)	540	572

	5	(72)	114

The applicable statutory tax rates are 27.02% in 2012, 28.52% in 2011 and 30% in 2010. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates. The decrease is due mainly to the reduction of the Federal income tax rate in 2012 from 16.5% to 15%.

Deferred tax (expense) recovery

A deferred tax expense of $5 (2011 - recovery of $72; 2010 - expense of $114) related to changes in fair value of available-for-sale financial assets was recognized directly in deficit and accumulated other comprehensive income.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

17.	Income taxes (continued)

Unrecognized deferred tax assets

At November 30, 2012 and 2011, deferred tax assets not recognized were as follows:

	November 30, 2012	November 30, 2011
	$	$

Long-term:
Research and development expenses	32,070	31,248
Deferred non-capital losses	31,781	26,755
Property and equipment	754	628
Intellectual property and patent fees	5,192	6,923
Available deductions and other	4,371	4,554

	74,168	70,108

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and therefore, it has not recognized any amount in the statement of financial position.

At November 30, 2012 and 2011, the amounts and expiry dates of tax attributes for which no deferred tax asset was recognized were as follows:

	November 30, 2012		November 30, 2011
	Federal	Provincial	Federal	Provincial
	$	$	$	$

Research and development expenses, without time limitation	107,646	131,382	106,271	128,634

Losses carried forward:
2014	153	—	153	—
2015	275	—	275	—
2027	7,638	7,628	7,638	7,628
2028	46,316	30,985	46,316	30,985
2029	19,484	16,467	19,484	16,467
2030	11,440	11,436	11,440	11,436
2031	23,784	21,118	23,541	21,107
2032	20,109	19,004	—	—

Other temporary differences, without time limitation:
Excess of tax value of property and equipment over carrying value	3,179	2,352	2,766	1,821
Tax value of intellectual property and patent fees	19,295	19,288	25,726	25,716
Available deductions and other	56,864	1,272	57,287	1,694

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

18.	Operating leases

The Company rents its headquarters and main office pursuant to an operating lease (the “Lease”) expiring in April 2021. Under the terms of the Lease, the Company has also been granted two renewal options for periods of five years each. Lease payments will increase by 11% beginning on November 1, 2015.

During the year ended November 30, 2012, an amount of $167 was recognized as an expense in respect of operating leases (2011 - $501). Of the amount, $80 (2011 - $112) is included in General and administrative and selling and market development expenses and $87 (2011 - $389) is included in Research and development expenses.

The Company’s lease includes a lease of land and building. Since the land title does not pass and the Company does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the building are with the lessor. As such, the Company determined that the lease is an operating lease.

The Company has committed to pay the lessor for its share of some operating expenses of the leased premises. This amount has been set at $240 per year beginning May 1, 2010 and will be increased by 2.5% annually for the duration of the Lease. Refer to note 24 for the contractual commitments related to this Lease.

The lessor granted the Company a monetary allowance of $728 to make leasehold improvements. This amount has been applied against the minimum payment required under the term of the Lease and the operating expenses of leased premises in 2012. Furthermore, the Company benefits from a 25-month rent-free period which is deferred and recognized over the lease term. As at November 30, 2012, $216 was included in Other liabilities (November 30, 2011 - $775) regarding the deferred free rent inducement and allowance (note 15 - Other liabilities).

19.	Contingent liability

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al. Number 500-06-000515-102. The complaint alleged that the Company, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer. On March 20, 2012, the Company filed a motion seeking permission to appeal this judgment with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. No judgment has been rendered yet following the January 24, 2013 hearing.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

19.	Contingent liability (continued)

The Company has subscribed to insurance covering its potential liability and that of its directors and officers in the performance of their duties for the Company subject to a $200 deductible.

20.	Other information

(a)	Cash flow information

The Company entered into the following transactions which had no impact on the cash flows:

	November 30, 2012	November 30, 2011
	$	$

Additions to property and equipment included in accounts payable and accrued liabilities	—	72

(b)	Restructuring costs

2012

Restructuring costs amounted to $10,702 for the year ended November 30, 2012. Early in 2012, the Company took steps to narrow the focus of its business by concentrating its efforts on EGRIFTATM and on developing TH1173. The related restructuring costs were $6,176, which were incurred mainly in the first quarter. The Company announced further revisions to its business plan and related restructuring activities aimed at accelerating the process of becoming cash neutral in October 2012. The second restructuring resulted in fourth-quarter costs of $4,526.

2011

Following a re-evaluation of its R&D business model, the Company announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring its R&D projects forward. The resulting restructuring costs recorded in the year ended November 30, 2011 amounted to $716.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

20.	Supplemental information (continued)

(b)	Restructuring costs (continued)

	2012	2011	2010
	$	$	$
Restructuring costs:
Lease
Onerous lease provision	5,905	—	—
Writeoff of related deferred lease inducements	(709)	—	—

	5,196	—	—

Depreciation of property and equipment	300	—	—
Writedown of inventories	407	—	—
Employee termination benefits	3,252	606	—
Termination of COPD clinical program	1,067	—	—
Professional fees and other	480	110	—

	5,506	716	—

	10,702	716	—

Provisions related to the restructuring in the consolidated statements of financial position:

	Onerous lease provision	Other costs	Total
	$	$	$
Balance at November 30, 2010	—	—	—
Provisions made during the year	—	716	716
Provisions used during the year	—	(664)	(664)

Balance at November 30, 2011	—	52	52

Provisions made during the year	5,905	3,963	9,868
Provisions used during the year	(455)	(3,870)	(4,325)
Accretion expense	31	—	31

Balance at November 30, 2012	5,481	145	5,626
Less: Current portion	1,066	145	1,211

Non-current portion	4,415	—	4,415

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

20.	Supplemental information (continued)

(b)	Restructuring costs (continued)

Due to restructurings incurred in 2012, the Company now occupies approximately fifteen percent of its leased premises, giving rise to an onerous lease provision. The onerous lease provision includes a provision for the future lease costs of the vacant portion of the premises, net of estimated sublease rentals that could reasonably be obtained. The provision is being accreted to its face value through a charge to finance costs in the consolidated statements of comprehensive income. The provision is based on management’s best estimates of sublease rates that have yet to be negotiated, the timing of a sublease transaction estimated for 2014, discount rates and other factors. A change in market conditions could impact management’s estimates.

21.	Financial instruments

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with only one customer (see note 5(a)) and derivative financial assets which it manages by dealing only with a highly-rated Canadian financial institution. Included in the consolidated statement of financial position are trade receivables of $1,045 (2011 – $1,364), all of which were aged under 60 days. There was nil recorded as bad debt expense for the year ended November 30, 2012 (November 30, 2011 and November 30, 2010 – nil). Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental and municipal bodies (November 30, 2012 – $18,991; November 30, 2011 – $34,288). As at November 30, 2012, the Company believes it was not exposed to any significant credit risk for the carrying amount of the bonds.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

Overview (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital management section below, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2012 and 2011:

	November 30, 2012
	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,339	3,339	3,339	—	—
Provisions	5,626	5,626	1,211	3,099	1,316

	8,965	8,965	4,550	3,099	1,316

	November 30, 2011
	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	7,129	7,129	7,129	—	—
Provisions	52	52	52	—	—
Forward exchange contract derivatives	16	16	16	—	—

	7,197	7,197	7,197	—	—

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

Overview (continued)

(c)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily revenues from milestone payments, sale of goods and expenses incurred in US dollars, euros and pounds sterling (“GBP”).

The Company manages currency risk by maintaining cash in US dollars on hand to support US forecasted outflows over a 12-month horizon. The Company does not currently view its exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.

In November 2012, the Company entered into two forward foreign exchange contracts to sell, in aggregate, US$390 for CA$387 in December 2012 and January 2013. The fair value of these instruments at November 30, 2012 was nil.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive (loss) income. Given the Company’s policy on the management of the Company’s US foreign currency risk, the Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

	November 30, 2012
	US$	Euro	GBP

Cash	514	—	—
Trade and other receivables	1,048	—	—
Accounts payable and accrued liabilities	(657)	(17)	(15)

Total exposure from above	905	(17)	(15)

Forward exchange contracts	(390)	—	—

Net exposure	515	(17)	(15)

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

Overview (continued)

(c)	Currency risk (continued)

	November 30, 2011
	US$	Euro	GBP

Cash	2,386	—	—
Trade and other receivables	1,445	—	—
Accounts payable and accrued liabilities	(1,007)	(31)	(11)

Total exposure from above	2,824	(31)	(11)

Forward exchange contracts	(1,307)	—	—

Net exposure	1,517	(31)	(11)

The following exchange rates are those applicable to the following periods and dates:

	November 30, 2012		November 30, 2011
	Average rate	Reporting date rate	Average rate	Reporting date rate

US$ - CA$	1.0023	0.9936	0.9879	1.0203
Euro - CA$	1.2886	1.2923	1.3754	1.3706
GBP - CA$	1.5838	1.5919	1.5844	1.6009

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have a positive or (negative) impact on the net profit or loss as follows, assuming that all other variables remained constant:

	November 30, 2012			November 30, 2011
	US$	Euro	GBP	US$	Euro	GBP

Positive or (negative) impact	(26)	1	1	(76)	2	1

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

Overview (continued)

(c)	Currency risk (continued)

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Based on the value of the Company’s short- and long-term bonds at November 30, 2012, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $258; an assumed increase in the interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash during the year ended November 30, 2012 ($1,043), an assumed 0.5% increase in interest rates during such period would have increased future cash flows and decrease net loss by approximately $5; an assumed decrease of 0.5% would have had an equal but opposite effect.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

22.	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its business activities.

To fund its activities, the Company relied primarily on public offerings of common shares in Canada and private placements of its common shares as well as upfront payments and milestone payments primarily associated with EMD Serono. When possible, the Company optimizes its liquidity position using non-dilutive sources, including investment tax credits, grants and interest income. With the market launch of EGRIFTATM in 2011, the Company receives additional revenues in the form of product sales and royalties.

The Company has a $3,800 credit facility, including a line for derivatives, for its short-term financing needs. The facility is subject to certain conditions and was unused at November 30, 2012 (note 24(c)).

The capital management objectives remain the same as for the previous year.

At November 30, 2012, cash and bonds amounted to $20,503 (November 30, 2011 – $36,787) and tax credits and grants receivable amounted to $421 (November 30, 2011 – $346), for a total of $20,924 (November 30, 2011 – $37,133). The Company believes that its cash position will be sufficient to finance its operations and capital needs for the next year.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any externally imposed capital requirements.

23.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

23.	Determination of fair values (continued)

Other financial assets and liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables, accounts payable and accrued liabilities and provisions, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

24.	Commitments

(a)	Leases

At November 30, 2012 and 2011, the minimum payments required under the terms of the non-cancellable lease are as follows:

	November 30, 2012	November 30, 2011
	$	$

Less than one year	655	136
Between one and five years	2,384	2,311
More than five years	2,487	3,215

	5,526	5,662

(b)	Long-term procurement agreements

As at November 30, 2011, the Company had entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at November 30, 2012, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $2,724 for the manufacture of EGRIFTATM for delivery in fiscal years 2013 and 2014 ($1,893 and $831 respectively).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

24.	Commitments (continued)

(c)	Credit facility

The Company has a $1,800 revolving credit facility, bearing interest at prime rate plus 0.5%. Under the term of the credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000, the Company will provide the bank with a first rank movable hypothec (security interest) of $1,850 on securities judged satisfactory by the bank.

The Company also has a $2,000 line of net risk for derivative instruments.

As at November 30, 2012 and 2011, the Company did not have any borrowings outstanding under these credit facilities.

(d)	Post-approval commitments

In connection with its approval of EGRIFTATM, the FDA has required the following three post-approval commitments:

•	to develop a single vial formulation of EGRIFTATM (development of a new presentation of the same formulation);

•	to conduct a long-term observational safety study using EGRIFTATM; and

•	to conduct a Phase 4 clinical trial using EGRIFTATM.

The Company has developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements and it was launched by EMD Serono in October 2012.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM and is currently recruiting clinical sites. The Company has agreed to share the cost of this study equally with EMD Serono and estimates that its share of the cost could amount to an average of $1,300 per year, over a fifteen-year period.

The Phase 4 clinical trial is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. EMD Serono has now started recruiting patients. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or a placebo over a three-year treatment period. While the Company is committed to supporting the trial, management believes that the protocol conditions will be difficult to meet. The Company estimates that, if completed, the trial could cost approximately $20,000 over a four- to five-year period.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

25.	Operating segments

The Company has a single operating segment. As described in note 5(a), all of the Company’s revenues are generated from one customer, EMD Serono, which is domiciled in the United States.

All of the Company’s non-current assets are located in Canada, the Company’s headquarters.

26.	Related parties

The Company has a related party relationship with its wholly owned subsidiaries. There are no transactions between the Company and its subsidiaries.

The key management personnel of the Company are the directors, including the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer until October 2012, and the President and Chief Executive Officer after that date.

Key management personnel compensation comprised:

	Note	November 30, 2012	November 30, 2011	November 30, 2010
		$	$	$

Short-term employee benefits		1,312	2,616	1,891
Post-employment benefits		61	64	61
Share-based compensation	16 (v)	311	1,103	331
Termination benefits		1,500	—	—

		3,184	3,783	2,283

On November 30, 2012, the Company’s directors controlled 0.89% of the voting shares of the Company.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

Years ended November 30, 2012, 2011 and 2010

(in thousands of Canadian dollars, except per share amounts)

27.	Subsequent events

Inventories

During the conversion of materials to finished goods in January 2013, a loss of $192 of materials was incurred. The Company is analyzing the responsibility in regards of this event.

Stock option plan

Between December 1, 2012 and February 25, 2013, 233,500 options were forfeited and expired at a weighted average exercise price of $5.37 per share. On December 20, 2012, the Company granted 830,000 options at an exercise price of $0.38 as an employee retention measure. The new options become vested in 2015.

Deferred stock unit plan

Between December 1, 2012 and February 25, 2013, 100,747 DSUs were granted to certain members of the Board of Directors who elected to be compensated by DSUs instead of cash. A related expense of $34 will be recorded in the first quarter of 2013.

In December 2012, the two cash-settled forward stock contracts (note 16(ii)) were amended to expire in December 2013. To protect against fluctuation in the value of the DSUs, the Company entered into another cash-settled forward stock contract in January 2013. The Company paid $50 as advance payment on the contract. This amount corresponds to 100,747 common shares of the Company at a price of $0.50 per share.

Form 20-F

Item 19.     Exhibits

1.1	Articles of Incorporation of the Company
1.2	By-laws of the Company
2.1	Shareholder Rights Plan Agreement, dated as of February 10, 2010 (incorporated by reference to Exhibit 99.86 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)
4.1	Share Option Plan dated as of February 8, 2007 of the Company
4.2	Deferred Compensation Plan for Members of the Board of Directors and Certain Executive Officers of the Company
4.3

Supply Agreement, by and between Theratechnologies Inc. and Gruppo Cartotecnico abar litofarma SRL, dated January 5, 2010 (incorporated by reference to Exhibit 99.87 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.4

OEM Agreement, by and between Theratechnologies Inc. and Becton Dickinson Canada Inc., dated November 6, 2009 (incorporated by reference to Exhibit 99.88 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.5

Development and Supply Agreement, by and between Theratechnologies Inc. and Hospira Worldwide, Inc., dated as of March 26, 2009 (incorporated by reference to Exhibit 99.89 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.6

Manufacturing and Supply Agreement, by and among Theratechnologies Inc., Bachem Americas Inc., and Bachem, Inc., dated March 11, 2009 (incorporated by reference to Exhibit 99.90 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.7

Manufacture and Supply Agreement, by and between Draxis Pharma General Partnership and Theratechnologies Inc., dated as of December 23, 2009 (incorporated by reference to Exhibit 99.91 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.8

Distribution and Licensing Agreement dated December 6, 2010 between Theratechnologies ME Inc. and Sanofi Winthrop Industrie (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 28, 2012)

4.9

Distribution and Licensing Agreement dated February 3, 2011 between Theratechnologies Inc., Theratechnologies Europe Inc. and Ferrer Internacional S.A. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on February 28, 2012)

11.1	Code of Ethics of the Company
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act 2002
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Charter of the Audit Committee of the Company
15.2	Charter of the Compensation Committee of the Company
15.3	Charter of the Nominating and Corporate Governance Committee of the Company

Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THERATECHNOLOGIES INC.

Date: February 26, 2013	By:	/s/ Luc Tanguay
Name: Luc Tanguay
President and Chief Executive Officer

Form 20-F