Form 20-F
period 2013-11-30
Theratechnologies Inc.
filed 2014-02-27
CIK 1512717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or (g)

of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2013;or

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

Form 20-F

INTRODUCTION

BASIS OF PRESENTATION

In this Annual Report on Form 20-F, or Annual Report:

—

references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise;

—

EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, regardless of the trade name that could be used for such product in any particular territory. EGRIFTA® is our registered trademark in the United States and it is used in that country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Other trademarks and service marks appearing in this Annual Report are the property of their respective holders. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases;

—

we obtained the industry, market and competitive position data from our own internal estimates and research as well as from general publications of third parties. While we believe our internal company research is reliable and the market definitions, methodology and hypotheses we use are appropriate, such research, analysis, methodology or definitions have not been verified by an independent source. We cannot and do not provide any assurance as to the accuracy or completeness of such information;

—

where indicated, we have assumed that we would begin commercializing EGRIFTATM in the United States on May 1, 2014, or Closing Date, as a result of the execution of a termination and transfer agreement dated December 13, 2013, or EMD Serono Termination Agreement, between the Corporation and EMD Serono, Inc., or EMD Serono, terminating the collaboration and licensing agreement dated October 28, 2008, as amended on April 9, 2012, between the Corporation and EMD Serono, or EMD Serono Agreement, allowing the Corporation to regain all rights under the EMD Serono Agreement to commercialize EGRIFTATM in the United States, or EGRIFTA Transaction;

—	all monetary amounts set forth are expressed in Canadian dollars, except where otherwise indicated. References to “$” and “C$” are to Canadian dollars and references to “US$” are to U.S. dollars;

—	all information is provided as of February 26, 2014, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

—	our ability and capacity to resume the manufacture of EGRIFTATM;

—	our ability and capacity to improve our manufacturing process for EGRIFTATM;

—	our ability and capacity to commercialize EGRIFTATM in the United States on and after the Closing Date;

—	our ability and capacity to conduct the post-approval commitments mandated by the United States Food and Drug Administration;

—	the ability of our commercial partners to commercialize EGRIFTATM in other territories;

—	whether we will be able to find new commercial partners in Europe;

—

whether we will receive regulatory approvals for EGRIFTATM from regulatory agencies in territories other than the United States in which we wish to undertake the commercialization of EGRIFTATM, and the timing and costs of obtaining such regulatory approvals;

—	our receipt of milestones payments, royalties and other revenues from our commercial partners related to future sales of EGRIFTATM;

Form 20-F

—

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

—	the rate and degree of market acceptance of EGRIFTATM, tesamorelin and our other product candidates;

—	our capacity to mitigate the negative impact of the EGRIFTATM shortage on patients and healthcare professionals;

—	our success in obtaining, and the timing and amount of, reimbursement by third-party payors for EGRIFTATM, tesamorelin and our other product candidates in the United States and in other territories;

—	the benefits of tesamorelin and our other product candidates as compared to others;

—	the success and pricing of other competing drugs or therapies that are or may become available;

—	our ability to establish and maintain intellectual property rights in EGRIFTATM, tesamorelin and our other product candidates;

—	the manufacturing capacity of third-party manufacturers, including the manufacturer of EGRIFTATM;

—	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and

—	our need for additional financing and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

—	the manufacture of EGRIFTATM will resume;

—	continuous supply of EGRIFTATM will be available;

—	the Closing Date of the EGRIFTA Transaction will be May 1, 2014;

—	all of the infrastructure necessary to enable us to commercialize EGRIFTATM in the United States will be in place by the Closing Date;

—	the EGRIFTATM shortage will have a limited impact on market acceptance by patients and healthcare professionals;

—

we will be able to find new commercial partners in Europe resulting in the refiling of a marketing authorization application for EGRIFTATM in certain European countries or the dispensing of EGRIFTATM through named patient programs;

—	EGRIFTATM will receive approval in territories (other than the United States) where marketing authorization applications have been filed, including Brazil, Canada and Mexico;

—	no additional clinical studies will be required to obtain regulatory approvals for EGRIFTATM in territories (other than the United States) where marketing authorization applications have been filed;

—	no material adverse effects will be experienced by patients from the use of EGRIFTATM;

—	sales of EGRIFTATM in the United States will increase over time;

—	no recall or market withdrawal of EGRIFTATM will occur;

—

no laws, regulation, order, decree or judgment will be passed or issued by a governmental body having the effect of preventing the marketing, promotion or sale of EGRIFTATM in the United States or the consummation of the EGRIFTA Transaction under the EMD Serono Termination Agreement;

—

our relations with third-party suppliers of EGRIFTATM will be conflict-free and that such third-party suppliers will have the capacity to manufacture and supply EGRIFTATM to meet market demand and on a timely-basis; and

—	our business plan will not be substantially modified.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under “Item 3.D—Risk Factors” (below) but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report, and particularly our forward-looking statements, with these cautionary statements.

Form 20-F

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.      Directors and senior management.

Not applicable

B.      Advisers.

Not applicable

C.      Auditors.

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.     Selected financial data.

The following selected consolidated financial data should be read in conjunction with our Management’s Discussion and Analysis and our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report. The Consolidated Statement of Comprehensive Income data for the years ended November 30, 2013, 2012 and 2011 and the Consolidated Statement of Financial Position data as at November 30, 2013, and 2012 have been derived from our audited consolidated financial statements which are included in this Annual Report. The Consolidated Statements of Comprehensive Income data for the years ended November 30, 2010 and 2009, and the Consolidated Statements of Financial Position data as at November 30, 2011, November 30, 2010 and November 30, 2009 have been derived from our audited consolidated financial statements not included herein. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

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

Form 20-F

Consolidated Statements of Comprehensive (Loss) Income data:

(in thousands of Canadian dollars, except per share amounts)

	Year Ended November 30,
	2013	2012	2011	2010	2009
Sale of goods	$2,544	$5,235	$8,351	$-	$-
Milestone payments	-	-	-	25,000	10,884
Upfront payments and initial technology access fees	1,710	4,077	5,134	6,846	6,560
Royalties and license fees	3,299	4,255	1,443	22	24
Total revenue	7,553	13,567	14,928	31,868	17,468
Research and development expenses, net of tax credits	7,371	6,341	10,992	14,064	20,810
General and administrative expenses	3,815	5,462	10,823	8,002	6,543
Restructuring costs	(3,111)	10,702	716	-	-
Total operating expenses	12,036	28,413	33,696	25,205	34,215
Total net financial income	454	911	966	2,381	1,591
(Loss) income before income taxes	(4,029)	(13,935)	(17,802)	9,044	(15,156)
Income tax (expense recovery)	(26)	(5)	72	(114)	-
Net (loss) income	(4,055)	(13,940)	(17,730)	8,930	(15,156)
Total comprehensive (loss) income for the year	(4,216)	(13,973)	(17,837)	8,214	(14,246)
Basic and diluted (loss) earnings per share	(0.07)	(0.23)	(0.29)	0.15	(0.25)
Weighted average number of common shares (diluted)	61,010,603	60,983,651	60,733,780	61,322,991	60,314,309

Consolidated Statements of Financial Position data:

(in thousands of Canadian dollars)

	As at November 30,
	2013	2012	2011	2010	2009
Cash and bonds (including non-current)	$12,353	$20,503	$36,787	$64,550	$63,362
Total assets	24,844	36,332	52,873	71,651	69,154
Total liabilities	6,316	13,662	16,530	18,995	26,106
Share Capital	280,872	280,872	280,488	279,398	279,169
Total equity	18,528	22,670	36,343	52,656	43,048
Dividends declared per share	--	--	--	--	--

Exchange rate information

The following table sets forth for each periods indicated, information concerning the high and low closing exchange rates for one Canadian dollar, expressed in U.S. dollar.

Month	High	Low
January 2014	US$ 0.9399	US$0.8946
December 2013	US$0.9446	US$0.9342
November 2013	US$0.9599	US$0.9416
October 2013	US$0.9719	US$0.9538
September 2013	US$0.9783	US$0.9497
August 2013	US$0.9714	US$0.9497

The average closing exchange rates for one Canadian dollar, expressed in U.S. dollars for the five most recent financial years ended November 30 were US $0.9765 in 2013, US $0.9994 in 2012, US$1.0163 in 2011, US$0.9616 in 2010 and US$0.8730 in 2009. On November 30, 2012 the closing exchange rate for one Canadian dollar, express in U.S. dollar was US$1.0064. On February 24, 2014 the closing exchange rate for one Canadian dollar, expressed in U.S. dollar was US$0.9036.

Form 20-F

B.  Capitalization and indebtedness

Not applicable

C.  Reasons for the offer and use of proceeds

Not applicable

D.  Risks factors

RISKS RELATED TO OUR SUPPLY CHAIN

We have temporarily ceased the manufacture of EGRIFTA™ and there is a stock-out of this product on the market. We have not determined a timeline to resume the manufacture of EGRIFTA™ and are not in a position to provide any at this time. The failure to resume the manufacture of EGRIFTA™ will have a material adverse effect on our revenue, business and future business prospects.

In February 2014, we announced that we expected our inventory of EGRIFTA™ to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA™. We further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTA™ and an eventual stock-out and that we were temporarily ceasing to manufacture EGRIFTA™. As of the date of this Annual Report, we have not resumed the manufacture of EGRIFTA™ and are unable to determine a timeline to resume its manufacture and delivery.

If we are unable to resume the manufacture of EGRIFTA™ and ensure continuous supply of EGRIFTA™, we will not generate revenues, while continuing to incur expenses for our operations, and our liquidities will be materially adversely affected as well as our operating results. After the Closing Date of the EGRIFTA Transaction, to the extent that we are unable to generate revenue and control our operating expenses, we may be in default of our payment obligations to third parties and unless we can generate revenues or find alternative sources of financings, we could have to reorganize or discontinue our operations or we could resort to insolvency laws.

In order to ensure continuous supply of EGRIFTA™, we may have to develop and implement substantial changes to our manufacturing process. Developing and implementing substantial changes would require time and would also likely require the approval of the United States Food and Drug Administration, or FDA. If we are required to develop and implement substantial changes to our manufacturing process before resuming the manufacture of EGRIFTA™, the combination of time and level of liquidities that may be required will have a material adverse effect on our business and future business prospects. In addition, even if we develop and implement changes to our manufacturing process of EGRIFTA™ and we resume the manufacture and delivery of EGRIFTA™, there can be no assurance that a drug-shortage will not occur in the future based on our revised manufacturing process.

We rely on third parties for the manufacture and supply of EGRIFTA™ and tesamorelin and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.

We do not own or operate manufacturing facilities for the production of EGRIFTA™, tesamorelin or any of our other product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third parties to manufacture and supply all of our required raw materials, drug substance and drug product for our preclinical research, clinical trials and commercial sales. For the manufacture of tesamorelin and EGRIFTA™ for commercial sales, we are currently using, and relying on, single suppliers and single manufacturers for raw materials and the final drug substance, namely Bachem Americas, Inc., or Bachem, and Jubilant HollisterStier General Partnership, or Jubilant. Although potential alternative suppliers and manufacturers have been identified, we have not entered into any agreements with them and qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approvals. The replacement of a third-party manufacturer is time-consuming and costly since we will need to validate its capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with current good manufacturing practice, or GMP, regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could be as long as thirty-six (36) months or more.

Our reliance on third-party manufacturers exposes us to a number of risks. We may be subject to delays in or suspension of the manufacturing of EGRIFTA™ and tesamorelin if a third-party manufacturer:

—	becomes unavailable to us for any reason, including as a result of the failure to comply with GMP regulations;

—

experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

Form 20-F

—	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

For instance, on February 25, 2013, we were informed by Jubilant that it received a warning letter from the FDA, or Warning Letter, for its failure to comply with GMP regulations. The Warning Letter was issued after an inspection made by the FDA in early 2012 and after review by the FDA of Jubilant’s response letters proposing corrective measures for observations made during FDA’s inspection. Jubilant has addressed all comments contained in the Warning Letter and, on February 25, 2014, we were informed by Jubilant that the FDA had accepted all responses filed by Jubilant with the FDA resulting in the closing of the Warning Letter file. See “Item 4.B – Business Overview – Manufacturing” of this Annual Report. If the FDA had not been satisfied with all of Jubilant’s responses, we could have been unable to resume the manufacture of EGRIFTA™, and to the extent the manufacture of EGRIFTA™ had resumed, there could have been a delay in or suspension of the supply of EGRIFTA™ until Jubilant complied with GMP regulations. There can be no assurance that Bachem, Jubilant or other third-party manufacturers that we contract with will not be subject to Warning Letters and, if they were subject to such letters, that they would be able to respond to all of the FDA’s concerns and continue their manufacturing activities.

Any delays in or suspensions of the supply of EGRIFTA™ would delay or prevent the sale of EGRIFTA™ and, accordingly, materially adversely affect our business, financial condition and operating results. In addition, any manufacturing delay or delay in delivering EGRIFTA™ caused by quality control problems could result in product defects, recall or inventory write-offs.

RISKS RELATED TO THE COMMERCIALIZATION OF EGRIFTA™

Our commercial success and revenue growth depend solely on the commercialization of EGRIFTATM in the United States; unsatisfactory future sales levels in the United States will have a material adverse effect on us.

Our ability to generate revenue is currently solely based on the commercialization of EGRIFTATM in the United States. Our revenues are mainly derived from sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales of EGRIFTATM to customers, milestone payments from the EMD Serono Agreement, and the amortization of the initial payment received upon the closing of the EMD Serono Agreement.

On and after the Closing Date of the EGRIFTA Transaction, we will be solely responsible for the commercialization of EGRIFTA™ in the United States. Our success in commercializing EGRIFTA™ will depend on our capacity:

—

to recruit, through our U.S. agent, Ventiv Commercial Services, LLC, or inVentiv Health, qualified and talented sales representatives, medical science liaison personnel and other key individuals to help us commercialize EGRIFTA™ in the United States;

—	to implement and deploy a marketing campaign that will be accepted by patients, physicians and third-party payors;

—

to establish a distribution network for EGRIFTA™ by entering into agreements with wholesalers and/or specialty pharmacies on reasonable commercial terms that builds on the distribution network currently in place;

—	to obtain reimbursement coverage for EGRIFTA™ by third-party payors;

—	to register the Corporation as a drug supplier to U.S. governmental agencies, including U.S. hospitals;

—	to register EGRIFTA™ on U.S. governmental forms as a drug available for purchase in the United States;

—	to mitigate the negative impact of the EGRIFTATM shortage on patients and healthcare professionals; and

—	to ensure that adequate supplies of EGRIFTA™ are available.

There can be no assurance that sales of EGRIFTA™ to customers in the United States will increase or remain the same in the future. If sales of EGRIFTA™ to customers decrease, our revenue could be materially adversely affected which, in turn, would materially adversely affect our business, financial condition and operating results.

Because we expect to be substantially dependent on revenues from EGRIFTA™ for the foreseeable future, any negative developments relating to this product, such as safety or efficacy issues, our inability to resume the manufacture of EGRIFTA™, the introduction or greater acceptance of competing products or adverse regulatory or legislative developments or our inability to implement any of the abovementioned factors, could have a material adverse effect on our business, financial condition and operating results.

Significant safety or drug interaction problems may arise with respect to EGRIFTA™ which could result in restrictions in EGRIFTA™’s label, product recall or withdrawal of EGRIFTA™ from the market and could materially adversely impact our business and its future business prospects.

Form 20-F

New safety or drug interaction issues may arise as EGRIFTA™ is used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety or drug interaction issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety or drug interaction problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States. Previously unknown safety or drug interaction problems could also result in product recalls, restrictions on the product’s permissible uses, or withdrawal of the product from the United States market and/or a rejection of the pending marketing authorization applications in other countries.

In addition, as we may conduct and complete other clinical trials with tesamorelin, new safety issues may be identified which could negatively impact our ability to successfully complete these studies, regardless of the underlying cause. New safety or drug interaction issues may require us to, among other things, provide additional warnings and/or restrictions on EGRIFTA™’s label, including a boxed warning in the United States or similar warnings outside of the United States, directly alert healthcare providers of new safety information, narrow the current approved indication for EGRIFTA™, alter or terminate future planned trials for additional uses of tesamorelin, any of which could have a material adverse effect on potential sales of EGRIFTA™.

We face competition and the development of new products by other companies could materially adversely affect our business and products.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. Although we believe that we have currently no direct competitors with an approved product indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy, new competitive products could come on the market and we could face indirect competition from other companies developing and/or commercializing metabolic products and/or other products that reduce or eliminate the occurrence of excess abdominal fat. See “Item 4. – Competition” of this Annual Report.

We have limited internal sales, marketing or distribution capabilities so we must rely on third parties for the sale and marketing of EGRIFTA™ or any future products.

We have limited internal sales, marketing or distribution capabilities and we currently rely on our commercial partners to market and sell EGRIFTA™ in their respective territories pursuant to the license agreements entered into with such partners. In order to continue the commercialization of EGRIFTA™ in the United States from the Closing Date of the EGRIFTA Transaction, we have entered into a master service agreement with inVentiv Health pursuant to which specific service-related agreements will be entered into. Under such agreements, inVentiv Health will provide the Corporation with various services, including sales representatives, medical science liaison personnel, patient and physician communication advice, regulatory advice and assistance in obtaining coverage for EGRIFTATM under US Medicaid and Medicare programs and under third-party payor programs. There can be no assurance that inVentiv Health will be able to attract qualified and talented personnel in connection with the marketing, promotion and sale of EGRIFTA™ or that we will be able to list EGRIFTA™ as a drug eligible for reimbursement by third-party payors and under U.S. governmental programs. Consequently, revenues derived from the sale of EGRIFTA™ may be materially adversely affected. Furthermore, our agreements with inVentiv Health and our other commercial partners contain termination provisions which, if exercised, could delay or suspend the commercialization of EGRIFTA™ or any future products based on tesamorelin.

Our levels of revenues are highly dependent on obtaining patient reimbursement for EGRIFTA™.

Market acceptance and sales of EGRIFTA™ will substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA™.

On and after the Closing Date of the EGRIFTA Transaction, we will need to apply to obtain coverage of EGRIFTATM under U.S. Medicare and Medicaid programs, as well as under other U.S. programs. Coverage could be denied or the time period allowed to apply for coverage under any of these programs may be expired. If the deadline by which applications must be filed is not met, we may have to wait up to eighteen (18) months prior to being able to file applications to obtain coverage of EGRIFTATM under

Form 20-F

certain of these programs. Sales of EGRIFTA™ to patients benefitting from U.S. funded reimbursement programs currently account for approximately 35% to 40% of all sales of EGRIFTA™. Denial of coverage for EGRIFTATM under any of the current programs, or delays in obtaining coverage for EGRIFTA™ under any of these programs, would materially adversely affect our revenues. Moreover, within the first eighteen (18) months after the Closing Date of the EGRIFTA Transaction, we will need to find a partner with an active coverage gap agreement in order for EGRIFTA™ to be covered by Medicare Part D. There can be no assurance that we will be able to find such a partner and this could have a material adverse effect on our revenue and operating results if we are unable to sell EGRIFTA™ to patients who benefit from coverage under Medicare Part D. For a discussion on reimbursements in the United States, see “Item 4 – Pharmaceutical Pricing and Reimbursement” in this Annual Report.

In addition, we cannot be sure that reimbursement by insurers, government or others will be available for EGRIFTA™ in other territories and, if reimbursement is available, the level of reimbursement provided to patients. Under our agreements with our commercial partners, they are responsible for seeking reimbursement of EGRIFTA™ in their respective territories and, as a result, we have no control over whether, or what level of, reimbursement is achieved. If reimbursement is not available or is available only in a limited manner, our commercial partners may not be able to successfully commercialize EGRIFTA™ and this would have a material adverse effect on our revenues and future prospects.

Even though EGRIFTA™ is approved for sale in the United States, revenue that we generate from its sales may be limited.

Sales of EGRIFTA™ or any future products for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of such product by the medical community, including physicians, patients and health care payors. The degree of market acceptance of any of our products will depend on a number of factors, including:

—	demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need;

—	storage requirements, dosing regimen and ease of administration;

—	the availability of competitive alternatives;

—

our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors;

—	the willingness and ability of patients to pay out-of-pocket for medications in the absence of third-party coverage;

—	the product price; and

—	the effectiveness of sales and marketing efforts.

If EGRIFTA™ does not achieve adequate sales, we may not generate sufficient revenue from this product to become profitable. Moreover, if we do not generate sufficient revenue from the sale of EGRIFTA™, we may default on our payment obligations under the EMD Serono Termination Agreement and EMD Serono could exercise its rights under its security interest over all of our tesamorelin-related assets.

Our ability to grow our revenues from sales of EGRIFTA™ in countries outside of the United States will be limited if our commercial partners do not obtain approval, or experience significant delays in their efforts to obtain approval, to market EGRIFTA™.

In order for EGRIFTA™ to be commercialized outside of the United States, it is necessary to obtain regulatory approval from the appropriate regulatory authorities. The regulatory authority of each country has its own rules and regulations and the requirements and timing for regulatory approval vary widely from country to country and may, in some cases, be different than or more rigorous than requirements in the United States. The marketing authorization applications filed by our commercial partners seeking approval of EGRIFTA™ are supported by data from clinical trials we conducted to support our new drug application, or NDA, with the FDA. There is no assurance that these marketing authorization applications supported by the data used to obtain approval of EGRIFTA™ in the United States will meet the requirements of various regulatory agencies outside of the United States to approve EGRIFTA™.

Our commercial partner in Africa, Latin America and the Middle East, sanofi, has filed marketing authorization applications for EGRIFTATM in Argentina, Brazil, Colombia, Israel, Mexico and Venezuela. In each of Brazil and Mexico, the two most important markets in Latin America, marketing authorization applications have been filed for more than two (2) years. In Colombia, the regulatory authority rejected the application for EGRIFTATM. In Argentina, the filed documents need to be amended and a new marketing authorization application needs be filed. In Israel and Venezuela, additional documents need to be filed in order to pursue the regulatory review of the applications. There is no assurance that EGRIFTATM will be approved in any of these countries, even if we file a new marketing authorization in Argentina or file the missing documents in Israel and Venezuela. If we do not obtain approval of EGRIFTATM in Brazil and Mexico, our potential revenue growth could be adversely affected. Revenue growth may also be affected in the event sanofi decides not to file a marketing authorization application in countries where they believe that it will not be commercially viable to sell EGRIFTATM.

Form 20-F

In Canada, the non-approval of the new drug submission, or NDS, filed in June 2011 with Health Canada’s Therapeutic Products Directorate, or TPD, for EGRIFTATM would have adverse consequences on the potential approval of EGRIFTATM in certain other countries of the world, including Bahrain, Kuwait, Oman, Qatar, Russia, Moldova, Ukraine, Republic of Belarus, Turkmenistan and Tajikistan. In those countries, regulatory agencies require that a certificate of pharmaceutical product, or CPP, from the country of origin of a product for which authorization is sought be filed with the application. If TPD does not approve our NDS for tesamorelin, no Canadian CPP will be issued and we or a commercial partner will be unable to file a marketing authorization application in countries requiring a Canadian CPP. In such instances, our capacity to grow our revenues could be adversely affected.

In Europe, we have consulted with key physicians, patient groups, and regulatory experts and subsequently met with regulators in certain jurisdictions to evaluate our prospects for acceptance should we decide to re-file for approval. The result of these consultations and meetings led us to believe that we do not have a reasonable likelihood of being approved in Europe without including additional clinical data on EGRIFTA™. Therefore, we have decided to seek commercial partners who can help us to pursue other options in the short term. Alternatives include filing only in certain countries and dispensing EGRIFTA™ by way of named patient programs. There is no assurance that we will be able to successfully pursue these alternatives and if we are unable to do so it could have an adverse effect on our revenue growth, operating results and business prospects.

In addition, even if EGRIFTATM is approved in all or some of the countries where marketing authorization applications are filed, or are intended to be filed, there is no assurance that EGRIFTATM will be successfully commercialized in any of those countries.

The overall commercialization success of EGRIFTATM outside the United States will depend on several factors, including:

—	receipt of regulatory approvals for EGRIFTATM from regulatory agencies in the territories in which we wish to expand the commercialization of EGRIFTA™;

—	market acceptance of EGRIFTATM by the medical community, patients and third-party payors (such as governmental health administration authorities and private health coverage insurers);

—	the amount of resources devoted by our commercial partners, and their local agents in certain countries, to commercialize EGRIFTATM in their respective territories;

—	maintaining manufacturing and supply agreements to ensure the availability of commercial quantities of EGRIFTATM through validated processes;

—	the number of competitors in these other markets; and

—	protecting and enforcing our intellectual property and avoiding patent infringement claims.

The non-approval or lack of commercial success of EGRIFTATM in major markets outside the United States would decrease our capacity to grow revenues and would affect our operating results.

We are dependent on collaboration and licensing agreements for the commercialization of EGRIFTA™ in Latin America, Africa, the Middle East and Canada. These agreements place the commercialization of EGRIFTA™ in these markets outside of our control.

Although our collaboration and licensing agreements with sanofi and Actelion Pharmaceuticals Canada Inc., or Actelion, contain provisions governing their respective responsibilities as partners for the commercialization of EGRIFTA™ in their respective territories, our dependence on these partners to commercialize EGRIFTA™ is subject to a number of risks, including:

—

our limited control of the amount and timing of resources that our commercial partners, and their local agents in certain countries, will be devoting to the commercialization, marketing and distribution of EGRIFTA™, including obtaining third-party patient reimbursement coverage, which could adversely affect our ability to obtain or maximize revenues;

—

disputes or litigation that may arise between us and our commercial partners, which could adversely affect the commercialization of EGRIFTA™, all of which would divert our management’s attention and our resources;

—

our commercial partners not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights;

—

corporate reorganizations or changes in business strategies of our commercial partners, which could adversely affect a commercial partner’s willingness or ability to fulfill its obligations under its respective agreement; and

Form 20-F

—	our commercial partners being found in breach of local laws.

Our collaboration and licensing agreements may be terminated by our partners in the event of a breach by us of our obligations under such agreements, including our obligation to supply EGRIFTA™, for which we rely on third parties. If any one of our commercial partners terminates its agreement with us or fails to effectively commercialize EGRIFTA™, for any of the foregoing or other reasons, we may not be able to replace the commercial partner and the occurrence of any of the abovementioned events would affect our operating results.

RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES

In connection with its approval of EGRIFTA™, the FDA has required a long-term observational safety study and a Phase 4 clinical trial.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTA™ and the Phase 4 clinical trial is to assess whether EGRIFTA™ increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. Both studies are currently recruiting patients and are being executed by EMD Serono with financial support from us. On and after the Closing Date of the EGRIFTA Transaction, we will assume responsibility for completing these studies. There can be no assurance that the two studies will be successfully completed or that the results of the studies will be positive. In the event that the studies are not completed or that the results are unfavorable, the FDA could prohibit the future sale, or put restrictions on future sale of EGRIFTA™ in the United States, either of which could have a material adverse effect on our business, financial condition and operating results.

We will rely on third-party service providers to conduct the long-term observational safety study and Phase 4 clinical trial for EGRIFTATM as well as our preclinical studies and clinical trials if the research and development activities related to our product candidates are resumed. The failure by any of these third parties to comply with their obligations may delay the studies which could have an adverse effect on our research and development programs.

We have limited human resources to conduct preclinical studies and clinical trials particularly in light of our recent restructurings and will have to rely on third-party service providers to conduct our studies and trials and carry out certain data gathering and analyses in the future. The preclinical, or non-clinical, studies must be conducted in compliance with good laboratory practice, or GLP, regulations. Clinical trials must comply with good clinical practice, or GCP, requirements, which are ethical and scientific quality standards for conducting, recording and reporting clinical trials to assure integrity of study data and that the rights, safety and wellbeing of trial participants are protected. If our third-party service providers become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical studies and clinical trials, operational failures such as equipment failures or unplanned facility shutdowns, or damage from any event such as fire, flood, earthquake, business restructuring, labour dispute or insolvency or, if they fail to perform their contractual obligations pursuant to the terms of our agreements with them, such as failing to perform the testing, compute the data or complete the reports further to the testing, we may incur delays which may be significant in connection with our post-approval commitments with the FDA for EGRIFTA™ and/or the planned timing of our trials and studies which could adversely affect the timing of the development program of a product candidate or the filing of an application seeking marketing approval in a jurisdiction where we rely on third-party service providers to make such filing. In addition, where we rely on such third-party service provider to help in answering any question raised by a regulatory agency during its review of one of our applications, the unavailability of such third-party service provider may adversely affect the timing of the review of an application and could ultimately delay the approval. If the damages to any of our third-party service providers are material, or, for any reason, such providers do not operate in compliance with GLP regulations or are unable or refuse to perform their contractual obligations, we would need to find alternative third-party service providers.

If we needed to change or select new third-party service providers, the planned working schedule related to preclinical studies and/or clinical trials could be delayed since the number of competent and reliable third-party service providers of preclinical and clinical work in compliance with GLP regulations is limited. In addition, if we needed to change or select new third-party service providers to carry out work in response to a regulatory agency review of one of our applications, there may be delays in responding to such regulatory agency which, in turn, may lead to delays in commercializing a product candidate.

Any selection of new third-party service providers to carry out work related to preclinical studies and clinical trials would be time-consuming and would result in additional delays in receiving data, analysis and reports from such third-party service providers which, in turn, would delay the filing of documents with the FDA in connection with our long-term observational safety study and Phase 4 clinical trial, from and after the Closing Date of the EGRIFTA Transaction. These delays could also postpone the filing of any NDA with regulatory agencies for the purposes of obtaining regulatory approval to commercialize our product candidates. Furthermore, such delays could increase our expenditures to develop a product candidate and materially adversely affect our business, financial condition and operating results.

Form 20-F

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

The conduct of clinical trials requires the enrolment of patients. We may have difficulties enrolling patients for the conduct of our long-term observational safety study and Phase 4 clinical trial mandated by the FDA, from and after the Closing Date, or our future clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients for our clinical trials could result in the cancellation of clinical trials or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could result in the clinical trial being cancelled. Any of these events would have material adverse consequences on the timely development of our product candidates, the filing of an NDA, or its equivalent, with FDA or comparable regulatory agencies and the commercialization of such product candidates. Moreover, if we are unable to complete the long-term observational safety study and the Phase 4 clinical trial within the time mandated by the FDA because we have difficulties enrolling patients for these studies, the FDA could withdraw EGRIFTA™ from the market. Under these circumstances, our revenues and operating results would be materially adversely affected.

We have suspended all significant research and development activities related to our product candidates, including TH1173, and the discovery of new peptides until we have sufficient funds to invest in our research and development programs. We may never resume these activities, which could materially adversely affect our long-term growth and could cause us to rely solely on EGRIFTA™ as a revenue-generating asset indefinitely.

Our portfolio of product candidates is very limited and these product candidates are at early stages of development, except tesamorelin which has been approved for commercialization in the United States. As a result of business plan revisions announced in October 2012, we put on hold the launch of the Phase I clinical program for TH1173 and suspended all significant long-term research and development activities on our product candidates and the discovery of new peptides. There is no assurance that we will resume these activities and our long-term growth could be materially adversely affected.

In addition, even if we resume research and development of our product candidates, there can be no assurance that these product candidates will reach the clinical trial phase, obtain positive results in clinical trials, obtain regulatory approval or, if approved, be successfully commercialized.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents, trademarks and copyrights or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications and trademark applications related to our proprietary technologies, inventions, improvements and tradenames that are important to the development of our business.

Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively. In Brazil, where we were granted a patent covering the composition of matter for tesamorelin that is currently set to expire in 2019, we became aware that the validity of all Brazilian pharmaceutical-related patents having a term in excess of 20 years from the filing date are judicially challenged in the Brazilian courts by the Instituto National da Propriedade Industrial, or INPI, the Brazilian patent office. INPI alleges that all pharmaceutical-related patents granted by INPI that were filed between 1995 and 1997 and that were granted a term in excess of 20 years from the filing date are either invalid or that their terms should be reduced to 20 years from the filing date. If INPI succeeds in its argument, we may lose our patent protection on tesamorelin in Brazil, or we may have a reduction of our patent term from 2019 to 2016.

Form 20-F

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

Our ability to defend ourselves against infringement by third parties of our intellectual property in the United States with respect to EGRIFTA™ currently depends, in part, on our commercial partner’s decision to bring an action against such third party. Under the terms and conditions of the EMD Serono Agreement, EMD Serono has the first right to bring an action against a third party for infringing our patent rights with respect to EGRIFTA™. Any delay in pursuing such action or in advising us that it does not intend to pursue the matter could decrease sales, if any, of tesamorelin for the treatment of reducing excess abdominal fat in HIV-infected patients with lipodystrophy and adversely affect our revenues. From and after the Closing Date of the EGRIFTA Transaction, we will regain all of our rights to decide whether to defend or to bring an action against such third parties.

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

Our capacity to commercialize our product candidates, and more particularly EGRIFTA™, will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

For example, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTA™ in HIV-associated lipodystrophy. With the termination of the EMD Serono Agreement, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTA™ in the United States. To counter that risk, we have obtained a non-exclusive license from EMD Serono’s affiliate under the EMD Serono Termination Agreement in order to continue selling EGRIFTA™ in the United States. If we are in default under the EMD Serono Termination Agreement and such default is not cured within the agreed upon time, EMD Serono’s affiliate could terminate our non-exclusive license. The termination of that license could prevent us from selling EGRIFTA™ in the United States if we were found to infringe the patent listed by one of EMD Serono’s affiliates in the Orange Book and this could have a material adverse effect on our business, financial condition and operating results.

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

Form 20-F

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

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of wilful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

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

LITIGATION RISKS

An adverse determination, if any, in the securities class action lawsuit currently pending against us, or any other future lawsuits in which we are a defendant, could have a material adverse effect on us.

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000-515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTA™. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgment with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. On July 17, 2013, the Court of Appeal of Québec dismissed our motion to dismiss the authorization to institute such class action and confirmed the decision of the Superior Court of Québec. On November 6, 2013, we filed a motion with the Supreme Court of Canada seeking permission to appeal the decision issued by the Court of Appeal of Québec. Such motion was granted by the Supreme Court of Canada on February 20, 2014.

In May 2013, the same plaintiff instituted a second class action based on the same facts and seeking the same conclusion as the first motion except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The differences between the claim made under the Securities Act (Québec) and the Civil Code of Québec rest on the type of evidence the plaintiff will need to show the court to prove its claim and the value of the damages that may be awarded to the plaintiff if it is successful in its allegations against us, a director and a former executive officer. Under the Securities Act (Québec), the plaintiff does not have to demonstrate causation between an alledged breach of the provisions of the Securities Act (Québec) and the damages incurred, if any, but the amount of damages that may be sought is limited. Damages that may be claimed under the Civil Code of Québec are not limited, but the plaintiff has to demonstrate that there is causation between the alledged breach of an obligation and the damages sought. The parties have agreed to stay this motion until a final decision is issued under the first motion.

Whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect our business financial condition and operating results. We may also be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business, operating results and financial condition. We maintain liability insurance, however, if any costs or expenses associated with this or any other litigation exceed our insurance coverage, we may be forced to bear some or all of these costs and expenses directly, which could be substantial and could have a material adverse effect on our available funds and operating results.

Form 20-F

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTA™, our capacity to generate revenues and management’s attention to the development of our business.

We rely on our commercial partners to commercialize and to obtain and maintain regulatory approvals of EGRIFTA™ in their respective territories under our distribution and licensing agreements with each of them. We also rely on third-party service providers for sales, marketing and distribution activities in the United States and to manufacture EGRIFTA™ for commercialization and tesamorelin for our clinical trials. Under those agreements, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with our commercial partners and third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on a limited number of commercial partners and third-party service providers to perform key services to our business. In addition, under the terms of the EMD Serono Termination Agreement, we have granted EMD Serono a security interest over all of our tesamorelin-related assets. If we are in breach of the EMD Serono Termination Agreement by failing to meet our payment obligations to EMD Serono, EMD Serono has the right to seize all of those tesamorelin-related assets. Unless we are able to generate sufficient revenues from our products, a breach of the payment provisions under the EMD Serono Termination Agreement by us will have a material adverse effect on our business and could lead to recourses under insolvency laws.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of EGRIFTA™ and our other product candidates, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

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

GEO-POLITICAL RISKS

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Europe, Latin America, Africa, the Middle East and elsewhere subject us to additional risks, including:

—	differing regulatory requirements for drug approvals in foreign countries;

—	potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement;

—	potential third-party patent rights in foreign countries;

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

Form 20-F

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

These and other risks of international business relationships may materially adversely affect our business, financial condition and operating results.

OTHER RISKS RELATED TO OUR BUSINESS

On the Closing Date, we will contract a debt under the EMD Serono Termination Agreement and will collateralize most of our assets. We may not be able to sell the collateralized assets if we need capital and our breach of the payment obligations under the EMD Serono Termination Agreement could allow EMD Serono to seize those assets, all of which would have a material adverse effect on our business.

Under the terms of the EMD Serono Termination Agreement, we agreed to pay an early termination fee of US $20,000,000, or Early Termination Fee, over a five-year period starting on the first anniversary of the Closing Date. We also agreed to pay EMD Serono an undisclosed increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until an undisclosed cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, we granted EMD Serono a security interest on our present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the amount of US $20,000,000 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

The granting of a security interest over our present and future worldwide corporeal and incorporeal movable property related to tesamorelin could prevent us from being able to dispose of these assets in the event we need additional capital to meet our obligations or expand our business. In addition, if we fail to meet our payment obligations to EMD Serono, EMD Serono may seize the assets subject to the security interest and, to the extent we have no other revenue-generating products, we could have to discontinue our operations and could resort to insolvency laws.

We have a history of net losses and we may never achieve consistent profitability.

We have been reporting losses since our inception (except for the financial years ended November 30, 2010, 2001 and 2000) and, as at November 30, 2013, we had an accumulated deficit of $271 million.

Our profitability depends on, among other things, our commercial partners’ ability and willingness to successfully commercialize EGRIFTATM and to obtain regulatory approvals of EGRIFTATM in certain countries of Latin America and Canada. From the Closing Date of the EGRIFTA Transaction, our profitability will also depend on our capacity to pursue the commercialization of EGRIFTATM successfully through the implementation of a low-cost and effective distribution network, the recruitment of talented personnel by inVentiv Health, the deployment of an effective marketing campaign and the obtaining of reimbursement coverage for EGRIFTATM under U.S. Medicare and Medicaid programs and under private-health insurers programs. There is no guarantee that our commercial partners will succeed in commercializing EGRIFTATM, that EGRIFTATM and our product candidates will ever receive approval for commercialization in any jurisdictions and that we will be able to implement any of the abovementioned factors when we will be commercializing EGRIFTATM in the United States. In addition, if revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected and we may never sustain profitability.

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

Form 20-F

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

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and granted options to all of our executive officers and employees as a retention mechanism, but such agreements and options do not guarantee that our executive officers and employees will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. From and after the Closing Date of the EGRIFTA Transaction, our third-party service provider, inVentiv Health, will have hired sales representatives, medical science liaison personnel and other individuals to assist us with the commercialization of EGRIFTATM in the United States. Although these individuals are not our employees, the loss of any of those individuals and the inability of inVentiv Health to attract and retain these individuals could have a material adverse effect on the commercialization of EGRIFTA™ and, accordingly, our business, financial condition and operating results.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the occurrence of such events. However, the actual timing of such events or our ability to achieve these objectives may differ from what has been publicly disclosed. Events such as completion of a clinical program, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of a product, announcement of additional clinical programs for a product candidate or levels of sales of a product may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue and deferred revenue, stock option plan, income taxes, onerous lease provision and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of tax credits and grants receivable and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

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

Form 20-F

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

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

—	the level of sales of EGRIFTATM in the United States;

—	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

—	the timing of regulatory submissions and approvals;

—	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

—	the outcome of any litigation;

—	payment of fines or penalties for violations of laws;

—	changes in foreign currency fluctuations;

—	the timing of achievement and the receipt of milestone or royalty payments from current or future third parties;

—	failure to enter into new or the expiration or termination of current agreements with third parties; and

—	failure to introduce our product candidates to the market in a manner that generates anticipated revenues.

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

Form 20-F

Our shareholder rights plan, the EMD Serono Termination Agreement and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The EMD Serono Termination Agreement provides also that in the event there occurs a change of control of the Corporation within eighteen (18) months after the Closing Date, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future undisclosed Royalties. If such change of control occurs after eighteen (18) months after the Closing Date, EMD Serono has the option to accelerate the payment of all of the unpaid Early Termination Fee.

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

We believe that we may have become a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes and may continue to be, or become, a PFIC in future taxable years.

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets and common shares and the amount and type of our income. We may have become a PFIC for the taxable year ended November 30, 2013, and may continue to be, or become, a PFIC in future taxable years. If we are a PFIC, or if we were to become a PFIC in future taxable years, while a U.S. person is the holder of our common shares, such person would generally be subject to adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of common shares as ordinary (rather than capital gain) income, potential interest charges on those gains and certain other distributions made by us and ineligibility for the preferential tax rates on dividends paid by qualified foreign corporations generally available to certain non-corporate U.S. persons. For a more detailed discussion of the consequences of our company being classified as a PFIC, including discussion of certain elections which, if available, could mitigate some of the adverse consequences described above, see “Item 10.E—Taxation” of this Annual Report.

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

Our legal name and commercial name is Theratechnologies Inc. Our head office and principal office and are located at 2310 Alfred-Nobel Boulevard, Montreal, Québec, Canada, H4S 2B4. Our telephone number is (514) 336-7800. Our website is www.theratech.com. Our transfer agent and registrar is Computershare Trust Company of Canada, 1500 University Street, suite 700, Montreal, Québec, Canada H3A 3S8. Our agent for service in the United States is CT Corporation System, 111 8th Avenue, New York, NY 10011 (212) 894-8800.

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

Form 20-F

On February 14, 2011, the CAQ was abrogated and replaced by the Business Corporations Act (Québec), or BCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the BCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The BCA was applicable immediately without having to complete any formalities.

On November 11, 2010, our first product, EGRIFTATM (tesamorelin for injection), was approved by the FDA and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently marketed in the United States by EMD Serono pursuant to the EMD Serono Agreement. Information relating to the EMD Serono Agreement is detailed in “Item 4.B – Business Overview” of this Annual Report. On May 1, 2014, the EMD Serono Agreement will terminate pursuant to the EMD Serono Termination Agreement and we will be responsible to commercialize EGRIFTATM in the United States. Information relating to the EMD Serono Termination Agreement is detailed in Item 4. B – “Business Overview” of this Annual Report.

On June 6, 2011, our commercial partner in Europe, Ferrer, filed a marketing authorization application, or MAA, with the European Medicines Agency, or EMA, for EGRIFTATM. On June 22, 2012, we announced that Ferrer was withdrawing the MAA for EGRIFTATM following an oral explanation with the EMA’s Committee for Medicinal Products for Human Use, or CHMP which did not allow for the CHMP to conclude on a positive risk/benefit balance. Concerns were raised by the CHMP regarding the increase level of IGF-1 and the related potential safety concerns over the long-term use of EGRIFTATM. The CHMP also raised concerns about the lack of data on the correlation between the effect of reducing VAT and cardiovascular diseases. On April 8, 2013, we announced the termination of our distribution and licensing agreement with Ferrer such that we regained all commercialization rights to territories covered by the Ferrer Agreement. Information relating to the termination of the Ferrer Agreement is detailed in “Item 4. B – Business Overview” of this Annual Report.

Sanofi, our commercial partner in Latin America, Africa and the Middle East, has filed marketing authorization application for EGRIFTATM in Argentina, Brazil, Colombia, Israel, Mexico and Venezuela. On June 22, 2012, we announced that the Brazilian National Health Surveillance Agency, or ANVISA, had audited the Montreal-based third-party manufacturing site for EGRIFTATM and identified technical deficiencies. All of the corrective measures proposed by ANVISA have been agreed to by the manufacturer and, in September 2013, ANVISA conducted a conformational audit of this Montreal-based third-party manufacturing site. The final report regarding this conformational audit has yet to be issued by ANVISA. On June 28, 2013, we announced that sanofi received a letter from the Colombian regulatory agency stating that the agency rejected the approval of EGRIFTATM in this country. In Mexico, sanofi was recently in communication with the regulatory authorities and is currently awaiting their comments on the application filed in this country.

On June 20, 2011, we announced the filing of a NDS with TPD for EGRIFTATM in Canada and, on June 22, 2012, we announced that we had received a Notice of Non-compliance, or NON, from TPD which contained questions regarding the long-term safety of tesamorelin, the appropriate patient population and the proposed indication. We responded to the questions contained in the NON and on March 4, 2013, we announced that we had received a Notice of Non-compliance-Withdrawal, or NON/w, for our NDS. On March 25, 2013, we announced that we had filed a request for reconsideration of the NON/w and, on November 1, 2013, we announced that our request for reconsideration of the NON/w was granted, that the NON/w was rescinded and that TPD agreed to resume the review of our NDS.

On October 30, 2012, we announced revisions to our business plan and a related restructuring. The principal thrust of the revised plan is to become cash neutral as soon as possible by focusing almost all of our efforts and resources on maximizing revenues from EGRIFTATM, while continuing to tightly manage expenses. Completion of the preclinical studies on our second generation growth hormone peptide, or TH1173, by the end of the 2012 calendar year was not affected but the launch of the Phase 1 clinical program with TH1173 was suspended. In addition, all significant long-term research and development activities with respect to our product candidates and the discovery of new peptides were suspended. The restructuring resulted in a workforce reduction of approximately 15 employees. Our business plan has not changed, except that our biggest opportunity for value creation in 2014 will be on the commercialization of EGRIFTATM in the United States further to the EMD Serono Termination Agreement.

On February 5, 2013, our common shares ceased trading on the NASDAQ Global Market following our voluntary decision to delist from this exchange on January 14, 2013. However, our common shares continue to trade on the TSX under the symbol “TH”.

On February 14, 2014, we announced that we expected our inventory of EGRIFTA™ to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA™. We further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTA™ and an eventual stock-out and that we were temporarily ceasing to manufacture EGRIFTATM. As of the date of this Annual Report, we have not resumed the manufacture of EGRIFTA™ and are unable to determine a timeline to resume its manufacture and delivery. Resolving the EGRIFTA™ manufacturing problems and ensuring that we have a reliable source of supply are immediate priorities for the Company in 2014.

Form 20-F

B.   Business Overview.

OVERVIEW

We are a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

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

EGRIFTATM is currently marketed exclusively in the United States by EMD Serono pursuant to the EMD Serono Agreement. From May 1, 2014 on, we will be responsible for the commercialization of EGRIFTATM in the United States under the EMD Serono Termination Agreement. We have also entered into distribution and licensing agreements for EGRIFTATM with sanofi, granting sanofi the exclusive commercialization rights in Latin America, Africa and the Middle East. We terminated our distribution and licensing agreement with Ferrer in April 2013 and have regained all of our commercialization rights in Europe, Russia, South Korea, Taiwan, Thailand and in certain central Asian countries. We have entered into a supply, distribution and licensing agreement with Actelion granting Actelion the exclusive commercialization rights to EGRIFTATM in Canada. For a description of these agreements, see Item 4.B – “Business Overview – Our Products and Product Candidates” of this Annual Report.

EGRIFTATM is our registered trademark in the United States and it is used in that country for the commercialization of our first product using our most advanced compound, tesamorelin. Tesamorelin is a GRF analogue that stimulates the synthesis and pulsatile release of endogenous growth hormone. Tesamorelin was developed internally using our peptide stabilization method. This method increases a protein’s resistance to enzymatic degradation, which prolongs its duration of action and enhances its effectiveness in clinical use. We believe this peptide and future potential GRF peptides that we may develop can be used in a number of additional indications. Clinical data have shown tesamorelin to have both lipolytic (fat-burning) and anabolic (muscle-building) properties, as well as an effect on cognitive functions. Our initial development of EGRIFTATM focused on the lipolytic properties of the compound.

Our research and development team has worked on the development of new GRF peptides and, in October 2011, we identified TH1173 as our second generation GRF peptide. The preclinical safety program was completed and the results obtained warrant the pursuit of the Phase 1 clinical program. However, as a result of our revised business plan, on October 30, 2012, we announced that our research and development activities were suspended.

Recent Developments

Since the end of our most recently completed fiscal year, we have announced developments in the following activities :

-

EGRIFTATM Manufacturing. On February 14, 2014, we announced that we expected our inventory of EGRIFTATM to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTATM. We further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTA™ and an eventual stock-out and that we were temporarily ceasing to manufacture EGRIFTATM. As of the date of this Annual Report, we have not resumed the manufacture of EGRIFTATM and are unable to determine a timeline to resume its manufacture and delivery.

-

Termination of EMD Serono Agreement. On December 13, 2013, we entered into a termination and transfer agreement with EMD Serono, or EMD Serono Termination Agreement, pursuant to which we will regain all commercialization rights to EGRIFTATM in the United States on the closing Date. The parties have agreed that the closing date would occur on May 1, 2014, or Closing Date. From and after the Closing Date, we will be responsible for all operations in the United States relating to EGRIFTATM, including the conduct of the post-approval commitments mandated by the FDA upon approval of EGRIFTATM.

-

Shipment of EGRIFTATM to EMD Serono Resumed. On December 3, 2013, we resumed shipment of EGRIFTATM to EMD Serono following the manufacturing difficulties we had encountered and reported by us on April 1, 2013.

Form 20-F

Three Year History

2013

-

Labour Disruption at Third-Party Manufacturing Supplier. On November 13, 2013, we announced that we had been informed of a labour disruption by Jubilant HollisterStier, our third-party contract manufacturer of EGRIFTA™. Planned shipments of EGRIFTA™ were not affected by the labour disruption, which has since been resolved.

-

FDA Notified of EGRIFTA™ Shortage. On September 18, 2013, we announced that EMD Serono had voluntarily notified the FDA about an upcoming shortage of EGRIFTA™ related to the manufacturing difficulties that had been first reported by us on April 11, 2013. EMD Serono implemented a mitigation plan to reduce the duration of the shortage to a minimum.

-

Class Action Motion Authorized. On July 17, 2013, we announced that the Court of appeal of Québec dismissed our motion to dismiss the previously granted authorization to institute a class action and an action based on the secondary market liability provisions of the Securities Act (Québec) against the Company, a former chair of the Board of Directors and a former executive officer. We filed an application seeking leave to appeal this decision with the Supreme Court of Canada in November 2013. The application was approved by the Supreme Court of Canada on February 20, 2014.

-

New US Patent Granted for Improving Cognitive Function. On July 11, 2013, we obtained patent number 8,481,489 from the US Patent and Trademark Office, or USPTO, entitled “GH Secretagogues and Uses Therof” covering a method of improving cognitive function in a subject suffering from mild cognitive impairment through the administration of tesamorelin. The patent will expire in 2024.

-

Colombian Regulatory Authorities Recommend Against Approving Tesamorelin. On June 28, 2013, we announced that our commercial partner, sanofi, had received notification that the Colombian regulatory authorities had recommended against approval of tesamorelin, stating that additional long-term safety and efficacy studies are needed.

-

Second Motion to Authorize a Class Action Filed. On May 27, 2013, we announced that 121851 Canada Inc. (the same petitioner who filed a motion in July 2010) had filed a second motion of authorization to institute a class action against the Company, a director and a former executive officer. The second motion is based on the same facts and seeks the same conclusion as the first motion, except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The parties have agreed to stay this motion for the time being.

-

Manufacturing issues with EGRIFTA™. On April 11, 2013, in conjunction with the announcement of our first quarter financial results, we reported that our third-party manufacturing supplier of EGRIFTA™ had experienced difficulties during the conversion of raw materials to finished goods in January 2013. The manufacture of EGRIFTA™ was suspended until corrective measures could be implemented. On September 4, 2013, we announced that we would resume production of EGRIFTA™ using our original manufacturing process after having encountered quality issues with the corrective measures we had developed. We undertook to the FDA to evaluate changes that could increase overall cycle robustness.

-

New Director Appointed and Named Chair of the Board of Directors. On April 9, 2013, we announced the appointment of Dawn Svoronos (formerly Graham) to our Board of Directors. Ms. Svoronos was previously president of the Europe/Canada region for Merck & Co., a multinational pharmaceutical corporation. Ms. Svoronos was subsequently elected Chair of the Board of Directors at a meeting held on May 24, 2013.

-

Agreement with Ferrer Terminated. On April 8, 2013, we announced the termination of our distribution and licensing agreement with Ferrer Internacional, S.A. As a result, we regained 100% of the commercialization rights for EGRIFTA™ in Europe, Russia, South Korea, Taiwan, Thailand and in certain central Asian countries.

-

Amended Lease Agreement. On April 3, 2013, we announced that we entered into an amendment to our lease agreement with our landlord for our corporate headquarters, which resulted in an 85% annual reduction in lease-related cash outlays and shortened the remaining term of the lease from eight (8) years to five (5) years.

-

Health Canada Decision on Tesamorelin. On March 4, 2013, we announced that Health Canada had issued a Notice of Non-compliance-Withdrawal, or NON/w, for our NDS, for tesamorelin proposed for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. After analysis of the NDS, Health Canada concluded that the risks of tesamorelin outweighed its benefits under the proposed conditions of use. On March 25, 2013, we announced that we had filed with Health Canada a request for reconsideration following the issuance of the NON/w and on November 1, 2013, we announced that Health Canada agreed to resume the review of our NDS for EGRIFTA™ after agreeing to rescind the NON/w.

Form 20-F

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

-

Grant of US Patent for TH1173. On January 29, 2013, we obtained patent number 8,361,964 from the USPTO, for TH1173. We also confirmed that results obtained from our preclinical safety program on TH1173 warranted the pursuit of the Phase 1 clinical development program at the appropriate time.

-

FDA Approval of Alternative Storage Conditions for EGRIFTA™. On January 21, 2013, we announced that the FDA had granted approval of a supplemental NDS filed by EMD Serono providing for the revision of the EGRIFTA™ prescribing information to include storage conditions for the 2mg vial up to 12 weeks after dispensing to the patients at or below 25° C.

2012

-

Revised Business Plan. On October 30, 2012, we announced a restructing aimed at becoming cash neutral as soon as possible by maximizing revenues from tesamorelin while tightly managing our expenses. The plan also called for completing the ongoing preclinical studies for TH1173 by the end of the calendar year 2012 and suspending all long-term research and development activities. As a result of the revised business plan, we laid off approximately 15 employees.

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

-

Certification of Class Action. On February 24, 2012, we announced that the Superior Court of Québec, District of Montreal, issued a judgment authorizing the institution of a class action and an action based on the secondary market liability provisions of the Securities Act (Québec) against us, a director and a former executive officer on behalf of persons who were shareholders of the Corporation at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On March 20, 2012, we filed a motion to the Court of Appeal of Québec, District of Montreal, to appeal this judgment.

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

Form 20-F

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

-

Execution of Distribution and Licensing Agreement for EGRIFTATM for the Latin American, African and Middle Eastern Markets. On December 6, 2010, we announced the execution, through Theratechnologies Intercontinental Inc., of a distribution and licensing agreement with sanofi, or Sanofi Agreement, granting it the exclusive distribution rights to EGRIFTA™ in Latin America, Africa and the Middle East for the reduction of excess abdominal fact in HIV-infected patients with lipodystrophy. For a description of this agreement, see “Item 4.B – Business Overview” of this Annual Report.

-

Discontinuation of AKI Program. In the course of the year, we have decided to discontinue our pre-clinical development of our TH0673 peptide in the field of acute kidney injury. This decision was made after further analysis of the development program for such peptide.

Form 20-F

OUR STRATEGY

Our strategy for value creation in 2014 lies in the U.S. market. After regaining the U.S. commercialization rights for EGRIFTATM on the Closing Date, we will move forward with a specialty pharmaceutical business model that is solely focused on our own product. All U.S. activities will be aimed directly at elevating the importance of treating excess abdominal fat in HIV-infected patients with lipodystrophy, an indication unique to EGRIFTATM, for patients, health care providers and third-party payors. Our goal is to increase the patient base, which will ultimately lead to higher revenues and cash flow. We also plan to leverage our U.S. commercial experience to enhance our worldwide partnership initiatives, helping us to drive performance and become more proactive and responsive to our partners’ needs.

Our research and development programs on our product candidates as well as the discovery of new peptides have been suspended and the subsequent development of TH1173 has been put on hold.

OUR PRODUCTS AND PRODUCT CANDIDATES

EGRIFTATM - Our Lead Product

EGRIFTATM induces the release of growth hormone which causes a reduction in excess abdominal fat (lipohypertrophy) in HIV-infected patients without reducing or interfering with subcutaneous fat, and, as such, has no clinically significant effect on undesired loss of subcutaneous fat (lipoatrophy).

EGRIFTATM is currently available in the United States as a once-daily one unit dose (one vial containing 2 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTATM, a unit dose is retrieved from the vial into a syringe providing a 2 ml patient-administered subcutaneous injection. EGRIFTATM is injected under the skin into the abdomen once a day. At the time of its launch, EGRIFTATM was available as a once-daily two unit dose (two vials, each containing 1 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTATM, 1 ml was retrieved from each vial into one syringe to prepare a single 2 ml patient self-administered subcutaneous injection.

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

-

to conduct a long-term observational safety study using EGRIFTATM. The purpose of the long-term observational study, or Observational Study, required by the FDA is to evaluate the safety of long-term administration of EGRIFTATM. The FDA required that the proposed protocol for the Observational Study be filed by the second quarter of 2011 and the FDA subsequently approved the protocol for the Observational Study. Under the terms of the EMD Serono Agreement, EMD Serono is responsible for the conduct of the Observational Study and we are responsible for the payment of 50% of the direct costs related to such study. EMD Serono is currently recruiting patients for the Observational Study. From the Closing Date, under the EMD Serono Termination Agreement, we will be responsible for the conduct of the Observational Study and all of the associated costs.

-

to conduct a Phase 4 clinical trial using EGRIFTATM. The primary purpose of the Phase 4 clinical trial, or Retinopathy Trial, is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The FDA required that the proposed protocols for the Retinopathy Trial be submitted by the second quarter of 2011 and the FDA has now approved the protocol for the Retinopathy Trial. Under the terms of the EMD Serono Agreement, EMD Serono is responsible for the conduct of the Retinopathy Trial and we are responsible for the payment of all the direct costs related to this trial. EMD Serono is currently recruiting patients for the Retinopathy Trial. From the Closing Date, under the EMD Serono Termination Agreement, we will be responsible for the conduct of the Retinopathy Trial.

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

Form 20-F

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

We are working closely with sanofi and Actelion to obtain regulatory approval for and the subsequent commercialization of EGRIFTATM in certain Latin American countries and in Canada.

In Europe, since the withdrawal of our authorization application in June 2012 and the termination of the Ferrer Agreement in April 2013, we consulted with key physicians, patient groups and regulatory experts and subsequently met with regulatory agencies in certain jurisdictions to evaluate our prospects for acceptance should we decide to refile a marketing authorization application for EGRIFTATM. The result of these consultations and meetings led us to believe that we do not have a reasonable likelihood of being approved in Europe without obtaining additional clinical data on EGRIFTATM. Therefore, we have decided to seek commercial partners who can help us to pursue other options in the short term. Alternatives include filing in certain European countries and dispensing EGRIFTA™ by way of named patient programs.

United States

On October 28, 2008, we entered into a collaboration and licensing agreement with EMD Serono, or EMD Serono Agreement, granting EMD Serono the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States and, on April 9, 2012, we amended certain provisions of the EMD Serono Agreement to further detail certain provisions of this agreement.

Under the terms of the EMD Serono Agreement, we are entitled to receive royalties at an increasing rate based on achieving specified levels of annual net sales of EGRIFTATM in the United States. Under the EMD Serono Agreement, royalties on sales are paid quarterly in arrears based on a calendar year. Since the execution of the EMD Serono Agreement up until November 30, 2013, we earned $9,853,000 in royalties and $15,131,000 in revenues from sales of EGRIFTATM to EMD Serono. In addition, we may also receive up to US$215 million in upfront and milestone payments in addition to royalties and revenues from the sale of EGRIFTATM to EMD Serono. To date, we have received US$65 million which includes an upfront payment and regulatory milestone payments of US$57 million and an equity investment of US$8 million.

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

Since the launch of EGRIFTATM in January 2011, we have supported EMD Serono through the development of a new presentation for EGRIFTATM (the one vial presentation), the improvement of its storage conditions and the by providing our share of the financing of the Observational Study and Retinopathy Trial.

Form 20-F

On December 13, 2013, we entered into a termination and transfer agreement with EMD Serono, or EMD Serono Termination Agreement, providing for the termination of the EMD Serono Agreement. Under the EMD Serono Termination Agreement, we will regain all rights under the EMD Serono Agreement on the Closing Date, including commercialization rights for EGRIFTA® (tesamorelin for injection) in the United States.

Under the terms of the EMD Serono Termination Agreement, we agreed to pay an early termination fee of US $20,000,000, or Early Termination Fee, over a five-year period starting on the first anniversary of the Closing Date (May 1, 2014). We also agreed to pay EMD Serono an increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until an undisclosed cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, the Corporation agreed to grant EMD Serono a security interest on its present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the amount of US $20,000,000 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

The EMD Serono Termination Agreement provides that from and after the Closing Date, we will be responsible for the conduct of all regulatory and commercialization activities in the United States, including the conduct of the Retinopathy Trial and the Observational Study.

The EMD Serono Termination Agreement contains provisions regarding the transfer of the regulatory files between the parties, a five (5) year non-compete undertaking by EMD Serono in favor of the Corporation, customary representations and warranties and indemnity provisions. In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Corporation within eighteen (18) months after the Closing Date, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after eighteen (18) months after the Closing Date, EMD Serono has the option to receive the payment of all of the unpaid Early Termination Fee.

Until the Closing Date, EMD Serono will continue the commercialization of EGRIFTATM in the United States pursuant to the terms and conditions of the EMD Serono Agreement.

We are currently establishing the organizational requirements necessary to commercialize EGRIFTATM in preparation for the Closing Date. In that respect, we entered into a master service agreement with Ventiv Commercial Services, LLC, or inVentiv Health, as of December 10, 2013, or inVentiv Agreement, pursuant to which we agreed to retain the services of inVentiv Health to provide us with various services in connection with the commercialization of EGRIFTATM in the United States.

The specific services to be provided to the Corporation and the terms related thereto will be detailed in various project agreements. inVentiv Health will provide us with services related to a sales force, medical science liaison personnel, negotiation support with wholesalers, specialty pharmacies and other entities involved in the commercialization and distribution of EGRIFTATM, assistance with regulatory, compliance and reimbursement matters and patients and health care professionals communication services.

The inVentiv Agreement contains customary representations and warranties, indemnification, confidentiality and intellectual property provisions and has a three (3) year term, unless earlier terminated pursuant to the termination provisions contained therein.

Latin America, Africa and the Middle East

On December 6, 2010, we entered into a distribution and licensing agreement with sanofi, or Sanofi Agreement, granting sanofi the exclusive commercialization rights to EGRIFTATM in Latin America, Africa and the Middle East.

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

To date, sanofi has filed marketing authorization applications in Argentina, Brazil, Colombia, Israel, Mexico and Venezuela.

In Mexico, although we were expecting a decision in the fourth quarter of 2013, sanofi was recently in communication with the Mexican regulatory authorities and is currently awaiting comments on the filed marketing authorization application. As such and based on the information presently available, we are not able to predict timelines for a decision by the Mexican regulatory authorites on the marketing authorization application.

Form 20-F

The regulatory review process in Brazil slowed after ANVISA audited our Montreal-based third-party manufacturer, Jubilant, and identified technical deficiencies. All of the corrective measures designed to address ANVISA’s deficiencies were implemented. ANVISA performed a conformational audit in September 2013 of the corrective measures that were implemented and sanofi is currently waiting for ANVISA’s final report. If all of the measures were implemented to the satisfaction of ANVISA, we expect ANVISA to issue a certificate of compliance with Brazil’s good manufacturing practices to Jubilant. It is only after Jubilant is issued this certificate of compliance that the review of the clinical part of the marketing authorization application will resume. Based on the information presently available, we are not able to predict timelines for the final review by ANVISA of our marketing authorization application.

In Argentina, the marketing authorization application filed in September 2011 needs to be amended as a result of missing documents and, accordingly, the file must be resubmitted. Although we were expecting sanofi to resubmit the file in the third quarter of 2013, no such submission was filed because of documents that are still missing. Given the relatively commercial importance of this market, sanofi focused its efforts in the past year on Brazil and Mexico.

In Israel, we were informed by sanofi during the last fiscal year that the regulatory agency requires a certificate of pharmaceutical product from the FDA before the end of March 2014 in order to continue the review of the marketing authorization application. An application seeking such certificate of pharmaceutical product has been filed with the FDA.

In Venezuela, the marketing authorization application filed in June 2012 was deemed to be incomplete by the regulatory agency for technical reasons. We have since supported sanofi with corrective measures and we expected sanofi to resubmit the file in the first half of 2013. However, no such resubmission was made. Given the relatively commercial importance of this market, sanofi focused its efforts in the past year on Brazil and Mexico. There are no known timelines on the resubmission of a marketing authorization application in Venezuela.

The application filed in Colombia by sanofi was rejected by the Colombian regulatory authorities on the basis that additional long-term safety and efficacy studies were deemed to be needed. sanofi does not intend to appeal this decision.

Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries

On February 3, 2011, we entered into a distribution and licensing agreement with Ferrer, or Ferrer Agreement, granting Ferrer the exclusive commercialization rights to EGRIFTATM in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

In June 2011, Ferrer filed a marketing authorization application with the EMA for EGRIFTATM. In June 2012, Ferrer, withdrew the MAA from the EMA following a hearing with the CHMP and, in April 2013, we entered into an agreement to terminate the Ferrer Agreement. As a result, we regained 100% of the commercialization rights for EGRIFTA™ in Europe, Russia, South Korea, Taiwan, Thailand and in certain central Asian countries.

To date, no other marketing authorization applications have been filed in Europe. Since the termination of the Ferrer Agreement, we consulted with key physicians, patient groups and regulatory experts and subsequently met with regulatory agencies in certain jurisdictions to evaluate our prospects for acceptance should we decide to refile a marketing authorization application for EGRIFTATM. The result of these consultations and meetings led us to believe that we do not have a reasonable likelihood of being approved in Europe without obtaining additional clinical data on EGRIFTATM. Therefore, we have decided to seek commercial partners who can help us to pursue other options in the short term. Alternatives include filing in certain European countries and dispensing EGRIFTA™ by way of named patient programs.

Canada

In February 2012, we entered into a supply, distribution and licensing agreement with Actelion, or Actelion Agreement, granting Actelion the exclusive commercialization rights to EGRIFTATM in Canada.

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

In June 2011, we filed a NDS with TPD. However, in June 2012, we received a NON from TPD in relation to our NDS. The NON contained questions regarding long-term safety, the appropriate patient population and the proposed indication for EGRIFTATM. After having responded to the questions asked by TPD in the NON, TPD issued a NON/w in March 2013 and, subsequently, we filed a request for reconsideration. On November 1, 2013, we announced that TPD agreed to resume the review of our NDS after agreeing to rescind the NON/w. We are currently pursuing our discussions with TPD, but we are not able to predict timelines for a decision on our NDS.

Form 20-F

Unpartnered Territories

We have retained full commercial rights for EGRIFTATM in unpartnered territories and we may seek partners for the commercialization of EGRIFTATM in those territories.

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

On July 19, 2011, we announced the results of the independent Somatotrophics, Memory, and Aging Research Trial led by Dr. Michael V. Vitiello of the University of Washington in Seattle. The purpose of this single-center, randomized, double-blind, placebo-controlled Phase 2 clinical trial was to evaluate the effect of tesamorelin on cognitive function in healthy older adults and older adults with mild cognitive impairment, or MCI, also known as pre-Alzheimer’s syndrome. A total of 152 older adults, half of whom were cognitively normal and half of whom were diagnosed with MCI, received either tesamorelin or a placebo. Tesamorelin improved executive function (response inhibition, set-shifting, and working memory) in both cognitively normal healthy older adults and in adults with MCI. Tesamorelin also improved delayed verbal recall in adults with MCI. This study is the first to demonstrate that short-term administration of a human growth releasing factor analogue improves executive function (the control or management of cognitive functions and processes) for both cognitively normal and memory-impaired older adults, and has an additional effect on verbal memory for MCI adults, who are at high risk for progression to Alzheimer’s dementia. The study was published in the journal “Archives of Neurology” (Baker L et al. Arch Neurol 2012;69(11):1420-1429).

Currently, we are not developing tesamorelin in patients suffering from obesity or MCI.

Form 20-F

Other Product Candidates

TH1173 – Our Second Generation GRF

In 2012, we pursued and completed preclinical work on TH1173, our second generation GRF and the results obtained warrant the pursuit of the Phase 1 clinical program for TH1173. However, all of our research and development activities, including TH1173, have since been suspended. On January 29, 2013, the USPTO issued a composition of matter patent for TH1173, scheduled to expire in 2032. As a result of the issuance of this patent, we expect to be in a position to explore partnerships and licensing opportunities in certain territories for TH1173.

New GRF Peptides

In addition to TH1173, our discovery team has identified a number of new GRF peptides. These peptides are at the discovery stage and, consistent with our revised business plan, all research and development activities have been suspended, including for these GRF peptides.

Melanotransferrin

In November 2010, we entered into a discovery and collaboration agreement with Université du Québec à Montréal, Gestion Valeo and Transfert Plus L.P. in connection with research led by Dr. Richard Béliveau seeking to discover short peptide mimics of melanotransferrin for the development of a new cancer treatment. Melanotransferrin is related to the transferrin family of proteins and is expressed normally in melanocytes, but also in several cancer cells. Dr. Béliveau’s research has demonstrated that soluble melanotransferrin reduces cell migration, invasion and angiogenesis, which are hallmarks of tumorigenesis and metastasis.

Our research identified several small peptides from the melanotransferrin protein which could replicate the functions of the full length protein. To date, we have assessed the in vivo biologic efficacy of these peptides, and the results obtained lead us to believe that these peptides have certain anti-tumoral characteristics. We need to conduct further research and development on these peptides, including toxicology and pharmacology studies. This work will only be done when we resume research and development activities.

Under the terms of this agreement, as consideration for our research, we were granted an undivided 50% interest in the short peptide mimics that we discovered and an option to acquire the remaining 50% undivided interest from Transfert Plus L.P. and a 100% interest in the melanotransferrin technology. We exercised the option on July 10, 2013. We now have 15 months from that date to pursue the research and development of the small peptides, or an additional 12-month period to license our research and development rights for such peptides to a third party, failing which we will have to retrocede to Transfert Plus L.P. a 50% undivided interest in the small peptides we discovered and the 100% interest in the melanotransferrin technology.

Capital Expenditures and Divestitures

We had no capital expenditures for our fiscal year 2013, $69,000 for our fiscal year 2012 and $234,000 for our fiscal year 2011. All of these capital expenditures were made in Canada and were financed internally. We divested laboratory equipment to arm’s length third parties for proceeds of $60,000 during our fiscal year 2013. There were no material divestitures for our fiscal years 2012 and 2011. There are currently no capital expenditures and divestitures in progress.

INTELLECTUAL PROPERTY

Our Current Patent Portfolio

Our current patent portfolio is comprised of patents and patent applications for the following compounds:

Tesamorelin

-

In the United States, we own a patent covering the composition of matter of tesamorelin, which is scheduled to expire in 2015. We have applied for a patent term extension requesting an extension of 1,827 days to this patent term. If our request for patent term extension for the entire 1,827 days is granted, the patent protection for tesamorelin in the United States would be extended until 2020. In addition, we own three issued United States patents relating to the use of tesamorelin in the treatment of HIV-associated lipodystrophy, which are scheduled to expire in 2023, as well as a patent relating to the use of tesamorelin in the treatment of mild cognitive impairment that is scheduled to expire in 2025. Furthermore, we have a patent set to expire in 2027 that relates to the use of tesamorelin in the improvement of muscle function in subjects suffering from severe wasting. We have also applied for a patent on a new formulation of tesamorelin. If such patent is granted, it would be scheduled to expire in 2028. Because tesamorelin qualifies as a new chemical entity, we also benefit from data protection for a five-year period for EGRIFTATM ending November 2015.

Form 20-F

-

In Europe, tesamorelin is covered by a granted patent validated in various European countries, which is scheduled to expire in 2016. Furthermore, a patent application relating to the use of tesamorelin in the treatment of mild cognitive impairment is currently pending before the European Patent Office, and a patent stemming from this application, if granted, would expire in 2023.

-

In Canada, we own a patent covering the composition of matter of tesamorelin, which is scheduled to expire in 2016, a patent relating to the use of tesamorelin in the treatment of metabolic conditions associated with fat accumulation and/or hypercholesterolemia, including HIV-associated lipodystrophy, which is scheduled to expire in 2024, as well as a patent relating to the use of tesamorelin in the treatment of mild cognitive impairment that is set to expire in 2023.

-

We have obtained a patent covering the composition of matter of tesamorelin in Brazil that is currently set to expire in 2019. However, in Brazil, INPI alleges that all pharmaceutical-related patents that stem from application filed between 1995 and 1997 and that were granted a term in excess of 20 years from the filing date are either invalid or that their terms should be reduced to 20 years from the filing date, and INPI has initiated court proceedings in that regard. If INPI succeeds in its argument, we may lose our patent protection on tesamorelin in Brazil, or we may have a reduction of our patent term from 2019 to 2016.

TH1173

-

We have obtained from the USPTO a patent covering the composition of matter of TH1173, which is scheduled to expire in 2032. Corresponding patent applications are currently pending in Canada, Europe, Japan, China, South Korea, Brazil, Argentina and Venezuela, and patents stemming from these applications, if granted, would also expire in 2032.

Melanotransferrin

-

We have filed an International Patent Cooperation Treaty application relating to melanotransferrin-related peptides from which national patent applications may be pursued in countries of interest. If such patents were granted, they would be scheduled to expire in 2032.

Our Trademarks & Other Intellectual Property

EGRIFTA® is our registered trademark in the United States and it is used in that country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

We have obtained registration for EGRIFTATM in many of the countries covered by the Sanofi Agreement and those that were covered under the Ferrer Agreement. The use of the EGRIFTA trademark for tesamorelin intended for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the jurisdictions where our commercial partners intend to commercialize EGRIFTATM generally requires the approval of the regulatory authorities reviewing the marketing authorization application in such jurisdictions and the approval of the local intellectual property agency. In certain countries, such as in Canada, registration of a trademark may not occur until a declaration of use of the product for which a trademark is sought is filed with the appropriate intellectual property agency of such countries. A declaration of use can be filed once a product is approved for commercialization.

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

Form 20-F

Regulatory Exclusivity

The regulatory regimes of certain countries may provide market exclusivity for a pharmaceutical product. For instance, in the United States, patent term extension laws provide a patent holder with additional protection against third parties who may wish to commercialize a product similar to an approved product.

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

Patent Term Extension

In the United States, the Hatch-Waxman Act permits, under certain circumstances, patent term extension for one patent per approved drug of up to five years for patent term lost during product development and the FDA regulatory review process. However, patent term extension cannot extend the remaining patent term beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one-half the time between the effective date of an Investigational New Drug Application, or IND, and the submission date of an NDA plus the time between the submission date of an NDA and the NDA. We have applied for a patent term extension with respect to tesamorelin and are seeking an additional term of 1,827 days.

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

We are responsible for the manufacture and supply of tesamorelin to ensure the commercialization of EGRIFTATM under the EMD Serono Agreement, the Sanofi Agreement and the Actelion Agreement. As part of the EMD Serono Agreement, we are required to maintain certain levels of inventory. In order to fulfill these contractual obligations, we have negotiated and entered into various third-party supply agreements.

On February 14, 2014, we announced that we expected our inventory of EGRIFTA™ to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA™. We further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTA™ and an eventual stock-out and that we were temporarily ceasing to manufacture EGRIFTATM. As of the date of this Annual Report, we have not resumed the manufacture of EGRIFTA™ and are unable to determine a timeline to resume its manufacture and delivery. Resolving the EGRIFTA™ manufacturing problems and ensuring that we have a reliable source of supply are immediate priorities for the Company in 2014.

Bachem

We have an agreement with Bachem Americas, Inc., an American subsidiary of Swiss-based Bachem AG, providing for the manufacturing and supply of the active pharmaceutical ingredient of tesamorelin for EGRIFTATM for commercial sale in the United States and for clinical programs. Bachem is our only validated supplier of raw materials. The price of tesamorelin manufactured by Bachem has been set under our agreement and is not subject to volatility.

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

On February 25, 2013, we were informed by Jubilant that it received a Warning Letter from the FDA for its failure to comply with GMP regulations.

Form 20-F

Jubilant addressed all comments contained in the Warning Letter and, on February 25, 2014, we were informed by Jubilant that the FDA accepted all responses filed by Jubilant to address the comments made by the FDA resulting in the closing of the Warning Letter file and classifying Jubilant’s Kirkland manufacturing site as acceptable.

In January 2013, we have experienced manufacturing difficulties during the conversion of raw materials to finished goods. The manufacture of EGRIFTA™ was suspended until corrective measures could be implemented. Corrective measures were developed and the manufacture of EGRIFTATM resumed in May. However, the analysis of the lots manufactured using the corrective measures had quality issues and, in September 2013, we reverted to the original approved manufacturing process. As a result of the suspension of the manufacture of EGRIFTATM, EMD Serono filed a notice of drug-shortage with the FDA and, subsequently, as part of the documents filed with the FDA, we undertook to carry out work to evaluate our current manufacturing process. We have begun carrying out such work and this will be our immediate priority during the present financial year.

We have identified possible secondary suppliers of these products. We believe that there are alternate sources of supply for these products that will be able to satisfy our needs and will be able to receive FDA qualification. The qualification of suppliers such as Jubilant usually takes at least twenty-four (24) months.

Becton Dickinson

On November 6, 2009, we entered into a supply agreement with Becton Dickinson Canada Inc., or Becton Dickinson. Under this agreement, Becton Dickinson is responsible for supplying us with syringes and hypodermic needles which are provided with EGRIFTATM in the United States.

Hospira

On March 26, 2009, we entered into development and supply agreements with Hospira Worldwide, Inc., or Hospira. Under these agreements, Hospira is responsible for manufacturing and supplying us with sterile water for injection, filled and finished in plastic vials, in connection with the sale of EGRIFTATM in the United States. Hospira is also responsible for packaging syringes, needles, sterile water for injection and patient inserts in connection with the sale of EGRIFTATM in the United States. On October 17, 2013, we and Hospira amended these development and supply agreements to extend their term until March 25, 2015.

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

We are aware that the FDA has granted priority review to Bristol-Myers Squibb Company and AstraZeneca’s Metreleptin, an investigational recombinant analog of the human hormone leptin evaluated for the treatment of metabolic disorders associated with inherited or acquired lipodystrophy. We are also aware that Aileron Therapeutics, Inc. may seek to develop its GRF peptide, ALRN-5281, for the treatment of HIV-associated lipodystrophy. Based on publicly available information, Aileron has initiated Phase 1 development for this peptide.

Form 20-F

GOVERNMENT REGULATION

Overview

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure efficacy and safety.

Governmental authorities in the United States at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTATM and any other product candidate that we may develop. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. Sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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

Clinical Trials: Clinical trials involve the administration of the drug to healthy human volunteers or to patients under the supervision of a qualified investigator pursuant to an FDA-approved protocol. Each clinical trial must be conducted under the auspices of an Institutional Review Board, or IRB, that considers, among other things, ethical factors, the safety of human subjects and approves the patient informed consent, which must be agreed to, with signatures obtained, by all participants prior to participation in the clinical trial. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the FDA for review, and to the IRB for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Human clinical trials are typically conducted in three sequential phases, although the phases may overlap with one another.

All phases of clinical trials must be conducted in conformance with GCP requirements, which are ethical, and scientific quality standards for conducting, recording, and reporting clinical trials to assure that the rights, safety, and well-being of trial participants are protected, and the FDA’s regulations for the protection of human subjects.

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

Form 20-F

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

New Drug Application: All data obtained from a comprehensive development program including research and product development, manufacturing, pre-clinical and clinical trials and related information are submitted in an NDA to the FDA. In addition to reports of the trials conducted under the IND, the NDA includes information pertaining to the preparation of the new drug, chemistry, manufacturing and controls, or CMC, analytical methods, details of the manufacture of finished products and proposed product packaging and labeling. The submission of an application is no guarantee that the FDA will find the application complete and accept it for filing. The FDA may refuse to file the application and request additional information rather than accept the application for filing, in which case, the application must be resubmitted with the supplemental information. The re-submitted application is also subject to review before the FDA accepts it for filing. Once an application is accepted for filing, an FDA review team—medical doctors, chemists, statisticians, microbiologists, pharmacologists, and other experts—evaluates whether the studies the sponsor submitted show that the drug is safe and effective for its proposed use and whether the applicant’s manufacturing complies with GMP requirements to assure and preserve the product’s identity, strength, quality and purity. As part of the approval process, the FDA will inspect the facility or facilities where the product is manufactured. The FDA review process may be extended by FDA requests for additional information or clarification. In some cases, the FDA may decide to expedite the review of new drugs that are intended to treat serious or life threatening conditions and demonstrate the potential to address unmet medical needs.

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

In reviewing an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. The FDA may require larger or additional clinical trials, leading to unanticipated delay or expense. Even if such additional information and data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials may be subject to different interpretation, and the FDA may interpret data differently than the applicant. The receipt of regulatory approval often takes a number of years, involving the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may require, as a condition of approval, restricted distribution and use, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials, or restrictions on direct-to-consumer advertising or commitments to conduct additional research post-approval. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. In addition, changes in FDA approval policies or requirements may occur, or new regulations may be promulgated, which may result in delay or failure to receive FDA approval.

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

Form 20-F

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

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, sometimes referred to as Phase 4 testing which involves clinical trials designed to further assess a drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Post-Approval Studies and Registries: Post-approval studies, also referred to as Phase 4 clinical trials, are studies that are conducted after a product has been approved. These trials can be conducted for a number of purposes, including to collect long-term safety information or to collect additional data about a specific population. As part of a product approval, the FDA may require that certain Phase 4 studies be conducted post-approval, and in these cases these Phase 4 studies are called post-marketing commitments.

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

Form 20-F

Any product submitted to the FDA for market, including a fast track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012 amended the Federal Food, Drug, and Cosmetic Act to require FDA to expedite the development and review of a Breakthrough Therapy. A sponsor may request that a drug or biological product be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition or disease and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

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

If, after receiving clearance from regulatory agencies or competent authorities, a company makes certain changes in manufacturing equipment, location, or process, additional regulatory review and approval may be required. Our third-party suppliers must adhere to GMP and product-specific regulations enforced by the FDA and other competent authorities following product approval. The FDA, the European Union and other national competent authorities and regulatory agencies also conduct regular, periodic visits to re-inspect equipment, facilities and processes following the initial approval of a product. If, as a result of these inspections, it is determined that our suppliers’ equipment, facilities or processes do not comply with applicable regulations and conditions of product approval, regulatory agencies may seek civil, criminal or administrative sanctions and/or remedies against them, including the suspension of manufacturing operations.

Form 20-F

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

United States Sales and Marketing

Our commercial partner, EMD Serono, is subject to various United States regulations relating to the sales and marketing of EGRIFTATM in the United States. From and after the Closing Date of the EGRIFTA Transaction, we will be subject to such United States regulations. The FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA actively enforces the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The FDA does not regulate the practice of medicine by physicians in their choice of treatment, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. Failure to comply with applicable FDA requirements may subject a company to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

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

In addition, several states require that companies implement compliance programs or comply with industry ethics codes, adopt spending limits, and report to state governments any gifts, compensation, and other remuneration provided to physicians. Regulations implementing certain provisions of the recently enacted health care reform legislation will require record-keeping and disclosure to the federal government of payments to physicians commencing in 2013 and 2014. Any activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). If the government were to allege or convict our commercial partner of violating these laws, our business could be harmed. In addition, there is ability for private individuals to bring similar actions.

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

Form 20-F

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

United States

Pursuant to the EMD Serono Agreement, EMD Serono is responsible for identifying and obtaining possible reimbursements under such government programs in the United States. From and after the Closing Date of the EGRIFTA Transaction, we will be responsible for identifying and obtaining possible reimbursements under such programs. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our products profitably. For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the new law imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products and biologic agents. Substantial new provisions affecting compliance also have been enacted, which may require us, or EMD Serono, to modify our business practices with healthcare practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and also may increase our regulatory burdens and operating costs.

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

Countries other than the United States

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

Form 20-F

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

Many countries have initiated cost-cutting measures which have been reflected in reduced budgets for drugs, higher discounts imposed on manufacturers and price negotiations between authorities and manufacturers among other actions. We expect the current reimbursement evaluation process and pricing policies to keep evolving in ways that we may not foresee.

Pursuant to the Sanofi Agreement and the Actelion Agreement, each of sanofi and Actelion is responsible for identifying and obtaining possible reimbursements under government programs in their respective territories.

C.   Organizational Structure

As at November 30, 2013, Theratechnologies had the following subsidiaries:

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

D.    Property, plants and equipment

Our head office and principal place of business is located at 2310 Alfred-Nobel Boulevard, Montréal, Québec, Canada, H4S 2B4. We lease 5,000 square-foot of office space in a 36,400 square-foot building. We are currently the only tenant in this building.

Item 4A.     Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

Information relating to operating and financial review and prospects are detailed in the Management’s Discussion and Analysis, or MD&A, for the years ended November 30, 2013 and 2012 included therein and in conjunction with the Audited Consolidated Financial Statements of the Corporation and related notes included at “Item 18 – Financial Statements” of this Annual Report.

A.   Operating results.

Refer to our MD&A included hereinafter in this Annual Report.

B.   Liquidity and capital resources.

Refer to the MD&A included hereinafter in this Annual Report.

C.   Research and development, patents and licenses.

The Company incurred research and development costs net of tax credits amounting to $7,371,000, $6,341,000 and $10,992,000 in the years ended November 30, 2013, 2012 and 2011, respectively. Refer to the MD&A included hereinafter and to “Item 4.B – Business Overview” of this Annual Report.

D.   Trend information.

Other than those discussed under “Item 4.B – Business Overview” and under the MD&A included hereinafter, the Company does not know of any significant trends that would be material to its operations since the last financial year.

Form 20-F

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

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FINANCIAL YEARS ENDED

NOVEMBER 30, 2013 AND 2012

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position of Theratechnologies Inc., on a consolidated basis, as at November 30, 2013 and November 30, 2012. It also provides a review of our performance by comparing the Company’s results of operations, on a consolidated basis, for the twelve-month period ended November 30, 2013, or Fiscal 2013, with the twelve-month period ended November 30 2012, or Fiscal 2012, and for Fiscal 2012 with the twelve-month period ended November 30, 2011, or Fiscal 2011. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated February 26, 2014 and should be read in conjunction with the audited consolidated financial statements and the notes thereto. All monetary amounts set forth in this MD&A are expressed in Canadian dollars, except where otherwise indicated. References to $ and C$ are to Canadian dollars and references to US$ are to U.S. dollars.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRIC refers to International Financial Reporting Interpretation Committee. The audited consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors.

In this MD&A, the use of EGRIFTA™ refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases. EGRIFTA® is our registered trademark in the United States and it is used in that country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

BUSINESS OVERVIEW

We are a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

Our first product, EGRIFTA™ (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008, as amended in April 2012, or the EMD Serono Agreement. EMD Serono launched EGRIFTA™ on January 10, 2011.

In order to expand the commercial distribution of EGRIFTA™, we have granted exclusive commercialization rights for it in other territories as follows: in December 2010 to an affiliate of sanofi, or sanofi, for Latin America, Africa and the Middle East; and in February 2012 to Actelion Pharmaceuticals Canada Inc., or Actelion, for Canada. We are responsible for the manufacture of EGRIFTA™ and its supply to EMD Serono, sanofi, and Actelion.

Form 20-F

We had also previously granted exclusive commercialization rights to Ferrer Internacional S.A., or Ferrer, for Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. However, following an unsuccessful application for the approval of EGRIFTATM in Europe, this agreement was terminated by mutual consent in April, 2013. In so doing, we re-acquired 100% of the commercialization rights of EGRIFTA™ in these markets where there are currently no approved treatments for lipodystrophy in HIV-infected patients available.

Our overriding business strategy in 2013 was to focus on EGRIFTA™ in order to become cash-flow neutral as soon as possible and we made solid progress. Our use of cash in operating activities was $7,744,000 in 2013 down significantly from $15,634,000 in the prior year. A restructuring of the business in late 2012 and the renegotiation of our lease in April 2013 were important positive factors. Despite the improvement, not everything went as planned. Manufacturing problems surfaced in the first quarter of 2013 that led to in inventory write-downs and other unplanned expenses as well as lower fourth-quarter sales to EMD Serono. A further disappointment was slower than hoped for progress on regulatory approvals in Brazil, Mexico and Canada.

On December 13, 2013, we entered into a termination and transfer agreement with EMD Serono, or EMD Serono Termination Agreement, to regain all rights under the EMD Serono Agreement. The closing of this transaction is expected to occur on May 1, 2014, or Closing Date. We also retained the services of inVentiv Health to establish and manage our operations in the United States. The services provided by inVentiv Health will include sales force, marketing support, patient communications, regulatory compliance, reimbursement and market access.

Regaining the US commercialization rights to EGRIFTA™ will have a significant impact on the nature of our business and, as a consequence, on our financial reporting after the Closing Date. Our revenues will be higher as they will represent the full proceeds of sales of EGRIFTA™ to wholesalers. Our expense will likewise expand to encompass all of the marketing and distribution expenses previously incurred by EMD Serono. We will have new financial obligations in the form of debt and royalties payable to EMD Serono, which we expect to pay from operating cash flows. Further information on the EMD Serono Termination Agreement can be found below under “Subsequent Events”.

Looking ahead, our biggest opportunity for value creation in 2014 lies in the US market. After regaining the US commercialization rights for EGRIFTA™ in May, we will move forward with a specialty pharmaceutical business model that is solely focused on our own product. All US activities will be aimed directly at elevating the importance of treating excess abdominal fat in HIV-infected patients with lipodystrophy, an indication unique to EGRIFTA™, for patients, health care providers and third-party payors. Our goal is to increase the patient base, which will ultimately lead to higher revenues and cash flow. We also plan to leverage our US commercial experience to enhance our worldwide partnership initiatives, helping us to drive performance and become more proactive and responsive to partners’ needs.

On February 14, 2014, we announced that we expected our inventory of EGRIFTA™ to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA™. We further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTA™ and an eventual stock-out and that we were temporarily ceasing to manufacture EGRIFTA™. As of the date of this MD&A, we have not resumed the manufacture of EGRIFTA™ and are unable to determine a timeline to resume its manufacture and delivery. Resolving the EGRIFTA™ manufacturing problems and ensuring that we have a reliable source of supply are immediate priorities for the Company in 2014.

The paragraphs that follow provide more background information and details on the various aspects of our business in Fiscal 2013.

Commercial, Research and Development and Regulatory Activities

United States

EMD Serono began selling EGRIFTA™ in the United States in January 2011. We generate revenue from the supply of EGRIFTA™ to EMD Serono for re-sale and we receive royalties on their ultimate sales to pharmaceutical distributors. Details of our EGRIFTA™ revenue in 2013 can be found in the revenue discussion below.

EMD Serono is currently conducting two Phase 4 clinical trials with EGRIFTA™ in the United States in order to fulfil post approval commitments made to the FDA. The first trial is a long-term observational safety study for which we are responsible for 50% of the cost. The second study is to assess whether EGRIFTA™ increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. For this trial, we are obligated to reimburse EMD Serono for the direct costs involved. Both of the Phase 4 clinical trials are under way and recruiting patients.

Our internal research and development activities in Fiscal 2013 were focused on the EGRIFTA™ manufacturing process. In January 2013, we encountered manufacturing problems and suspended production. A revised manufacturing process introduced in May gave rise to quality issues and we announced in September 2013 that we were reverting to the original FDA-approved manufacturing process and undertaking to evaluate changes that could increase overall cycle robustness. The manufacturing problems had a negative impact on revenues, most notably on sale of goods in the fourth quarter. New supplies of EGRIFTA™ became available in December 2013.

Form 20-F

Other R&D projects involving EGRIFTA™ were aimed at product improvements such as the preparation of a supplemental new drug application, or sNDA, providing for room-temperature storage of EGRIFTA™, which was filed by EMD Serono and approved by the FDA in January 2013.

Latin America, Africa and the Middle East

Pursuant to our distribution and licensing agreement with sanofi, or Sanofi Agreement, marketing authorization applications are currently in process in Brazil, Mexico, Argentina, Venezuela and Israel. The largest potential markets for EGRIFTA™ in Latin America are Brazil and Mexico; and sanofi is focusing its efforts on these two countries.

The regulatory review process in Brazil slowed in 2013 due to technical deficiencies identified by the Brazilian National Health Surveillance Agency, or ANVISA, at our third-party manufacturer in 2012. ANVISA performed a conformational audit in September 2013 in order to evaluate a series of corrective measures that were implemented to address the technical deficiencies and sanofi is currently waiting for ANVISA’s final report. If ANVISA’s concerns are satisfied, it is expected to issue a certificate of compliance with Brazil’s good manufacturing practices and the review of the clinical part of our marketing authorization application can resume. Based on the information presently available, we are not able to predict timelines for the final review by ANVISA of our marketing authorization application.

In Mexico, although we were expecting a decision in the fourth quarter of 2013, sanofi was recently in communication with the Mexican regulatory authority and is currently awaiting their comments on the EGRIFTA™ file. As such, and based on the information presently available, we are not able to predict timelines for the Mexican application.

In Israel and Venezuela the marketing authorization applications have all been delayed because of missing documents and, in Argentina, the authorities have asked that our application be amended and resubmitted. Given the relatively modest commercial importance of these markets, sanofi focused its efforts on Brazil and Mexico in 2013.

An application had also been filed by sanofi in Colombia which was rejected by the authorities in June of 2013 on the basis that additional long-term safety and efficacy studies were deemed to be needed. No decision has been made by sanofi on whether or not to appeal the Colombian decision.

Europe

Throughout 2013 we consulted with key physicians, patient groups, and regulatory experts in Europe and subsequently met with regulators in certain jurisdictions to evaluate our prospects for acceptance should we decide to re-file for approval. The result of these consultations and meetings led us to believe that we do not have a reasonable likelihood of being approved in Europe without obtaining additional clinical data on EGRIFTA™. Therefore, we have decided to seek commercial partners who can help us to pursue other options in the short term. Alternatives include filing only in certain countries and dispensing EGRIFTA™ by way of named patient programs.

Canada

On March 4, 2013, Health Canada’s Therapeutic Products Directorate, or TPD, issued a Notice of Non-compliance-withdrawal for our New Drug submission, or NDS, seeking approval for EGRIFTA™ in Canada. On March 25, 2013, we announced the filing of a request for reconsideration of the decision made by TPD and on August 23, 2013 we presented our arguments before a scientific advisory committee established for that purpose by Health Canada. On November 1, 2013, we announced that Health Canada agreed to resume review of our NDS and rescind the previously issued notice of Non-compliance-withdrawal. We are currently pursuing our discussions with TPD but we are not able to predict timelines for a decision on our NDS.

Renegotiation of Corporate Lease

On April 2, 2013, we entered into an amended lease agreement for our corporate headquarters, which resulted in an 85% annual reduction in lease-related cash outlays and shortened the remaining term of the lease from eight years to five years. Further information on the amended lease agreement, can be found below under “Contractual Obligations”.

Other Developments

On January 14, 2013, we announced our intention to voluntarily delist our common shares from the NASDAQ Global Market and the delisting took effect on February 5, 2013. Our common shares continue to trade on the Toronto Stock Exchange under the symbol “TH”.

On January 29 2013, we announced that the United States Patent and Trademark Office, or USPTO, issued a composition of matter patent for TH1173, our second-generation GRF peptide, providing scheduled protection until 2032.

Form 20-F

On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer and on March 20, 2012, we filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec. The hearing took place on January 24, 2013 and our motion was dismissed by the Court on July 17, 2013. An application for leave to appeal the decision issued by the Court of Appeal was filed in November 2013 with the Supreme Court of Canada. Such application was approved by the Supreme Court of Canada on February 20, 2014.

In May 2013, the same plaintiff instituted a second class action based on the same facts and seeking the same conclusion as the first motion except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The parties have agreed to stay this motion until a final decision is issued under the first motion. We intend to contest any class action that the shareholders’ representative could institute since we consider that it would be without merit. Further information on the class action can be found below under “Contingent Liability”.

On July 10, 2013, we exercised our option to acquire 100% of certain melanotransferrin technology and the 50% interest that we did not already own in the short-peptide mimics of melanotransferrin that we discovered as a participant in a discovery and collaboration agreement entered into in November 2010 with Université du Québec à Montréal, Gestion Valeo and Transfert Plus L.P. To date we have assessed the in vivo biologic efficacy of these peptides and the results obtained lead us to believe that they have certain anti-tumoral characteristics. We need to conduct further research and development on these peptides, including toxicology and pharmacology studies. This work will only be done when we resume research and development activities.

We were recently informed that our patent for tesamorelin in Brazil, which was to be in effect until 2019, is being judicially challenged by the Brazilian patent office. If the challenge is successful we could lose our patent protection or see the end-date of the patent protection reduced from 2019 to 2016.

Selected Annual Information

Years ended November 30 (in thousands of Canadian dollars, except per share amounts)	2013	2012	2011
Revenue	$7,553	$13,567	$14,928
Research and development expenses, net of tax credits	$7,371	$6,341	$10,992
General and Administrative expenses	$3,815	$5,462	$10,823
Restructuring costs	$(3,111)	$10,702	$716
Loss from operating activities	$(4,483)	$(14,846)	$(18,768)
Net finance income	$454	$911	$966
Net loss	$(4,055)	$(13,940)	$(17,730)
Basic and diluted loss per share	$(0.07)	$(0.23)	$(0.29)

At November 30 (in thousands of Canadian dollars)	2013	2012	2011
Cash and current and non-current bonds	$12,353	$20,503	$36,787
Total assets	$24,844	$36,332	$52,873
Total share capital	$280,872	$280,872	$280,488
Total equity	$18,528	$22,670	$36,343

Operating Results - twelve months ended November 30, 2013 compared to twelve months ended November 30, 2012

Form 20-F

Revenue

Our revenues in both years were mainly sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the twelve months ended November 30, 2013 amounted to $7,553,000 compared to $13,567,000 in Fiscal 2012.

(in thousands of Canadian dollars)	2013	2012
Sale of goods	$2,544	$5,235
Upfront and milestone payments	$1,710	$4,077
Royalties and license fees	$3,299	$4,255
Revenue	$7,553	$13,567

Revenue generated from sale of goods amounted to $2,544,000 in the twelve-month period ended November 30, 2013 compared to $5,235,000 in Fiscal 2012, reflecting lower shipments to EMD Serono and a lower selling price in Fiscal 2013.

The lower level of shipments was largely due to reductions in EMD Serono’s inventory as well as to the manufacturing problems encountered during the year. Having resumed shipments to EMD Serono early in the first quarter of fiscal 2014, future shipments are expected to track patient sales over the long term but they can vary significantly in the short term as a function of EMD Serono’s procurement policies.

The lower selling price in 2013 was the result of the introduction of the new single-vial presentation of EGRIFTA™ in October 2012. While the EGRIFTA™ selling price is now lower than in previous years, our markup in percentage terms remains unchanged.

Royalties, which are almost entirely derived from the sales of EGRIFTA™, were $3,299,000 in Fiscal 2013 compared to $4,255,000 in Fiscal 2012. The royalties reported in Fiscal 2012 are for the 14-month period from October 1, 2011 to November 30, 2012 as they include royalties actually received in the 12 months ended September 30, 2012 as well as an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October and November 2012. The supply shortages in the fourth quarter of Fiscal 2013 also had a negative impact on royalties.

Revenue also includes the amortization of the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement. For the twelve-month period ended November 30, 2013, $1,710,000 was recognized as revenue related to the initial payment, compared to $4,077,000 in Fiscal 2012. The amortization amounts are adjusted periodically to allow sufficient time for the development work required under the EMD Serono Agreement that has yet to be completed. At November 30, 2013, the remaining deferred revenue related to this transaction recorded on the consolidated statement of financial position amounted to $2,771,000.

Cost of Sales

For the twelve months ended November 30, 2013, the cost of sales was $3,711,000 compared to $5,056,000 in Fiscal 2012. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2013 amounted to $2,262,000 compared to $4,711,000 in the prior year, reflecting lower sale of goods in Fiscal 2013 as described above. Unallocated production costs were $1,449,000 in Fiscal 2013 compared to $345,000 in the prior year due largely to inventory write downs and other costs associated with the manufacturing problems experienced in 2013.

R&D Expenses

R&D expenses, net of tax credits, amounted to $7,371,000 in the twelve months ended November 30, 2013 compared to $6,341,000 in Fiscal 2012. R&D expenses include our share of expenses for the two Phase 4 clinical trials currently being conducted by EMD Serono. We are responsible for all of the costs associated with the diabetic retinopathy study, which amounted to $3,005,000 in Fiscal 2013 compared to $1,502,000 in the prior year. Our fifty percent share of the long-term safety study was $654,000 in Fiscal 2013 compared to $117,000 in the prior year. R&D expenses in 2013 also included costs associated with our project aimed at improving the manufacturing process for EGRIFTA™, while those of 2012 included the development costs of TH1173 and a new formulation of EGRIFTA™. The remaining R&D expenses in both years are mainly costs associated with helping our commercial partners to pursue regulatory approvals in their respective jurisdictions.

Selling and Market Development Expenses

Selling and market development expenses amounted to $250,000 for the twelve months ended November 30, 2013, compared to $852,000 in Fiscal 2012, reflecting cost savings from restructuring initiatives in Fiscal 2012.

Form 20-F

General and Administrative Expenses

General and administrative expenses amounted to $3,815,000 in the twelve months ended November 30, 2013 compared to $5,462,000 in Fiscal 2012. The expenses in 2013 were lower largely as a result of the restructuring initiatives in 2012.

Restructuring Costs

In Fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,111,000. This was largely as a result of the lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision. The onerous lease provision was originally established in the amount of $4,055,000 as part of the 2012 restructuring initiatives and was the principal element of the $6,176,000 in restructuring costs incurred in the first nine months of that year.

Restructuring costs, which include provisions and write-downs, are described in more detail in note 20 (b) “Other information — Restructuring costs” of our audited consolidated financial statements for the years ended November 30, 2013, 2012 and 2011.

Net Financial Income

Finance income for the twelve months ended November 30, 2013 was $541,000 compared to $890,000 in Fiscal 2012. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments were liquidated to fund operations.

Finance costs for the twelve months ended November 30, 2013 were $87,000 compared to a gain of $21,000 in Fiscal 2012, which resulted from favorable foreign exchange fluctuations.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,055,000 or $0.07 per share in the twelve months ended November 30, 2013 compared to a net loss of $13,940,000 or $0.23 per share in Fiscal 2012.

Fourth Quarter Comparison

Consolidated revenue for the three months ended November 30, 2013 amounted to $1,246,000 compared to $3,899,000 for the comparable period of 2012.

(in thousands of Canadian dollars)	2013	2012
Sale of goods	$311	$1,375
Upfront and milestone payments	$320	$868
Royalties and license fees	$615	$1,656
Revenue	$1,246	$3,899

Revenue generated from the sale of goods for the three months ended November 30, 2013 was $311,000 compared to $1,375,000 in the comparable period in Fiscal 2012. The decline reflects lower shipments to EMD Serono linked to the manufacturing problems encountered in Fiscal 2013.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $320,000 for the three-month period ended November 30, 2013, compared to $868,000 in the comparable period of Fiscal 2012. The amortization amounts are adjusted periodically to allow sufficient time for the development work required under the EMD Serono Agreement that has yet to be completed.

Royalties were $615,000 in the three months ended November 30, 2013, compared to $1,656,000 in the comparable period of Fiscal 2012. The royalties reported for the fourth quarter of Fiscal 2012 included royalties received in the three months ended September 30, 2012 as well as an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October and November 2012. The supply shortage in the fourth quarter of Fiscal 2013 had a negative impact on royalties in that year.

The cost of sales for the three months ended November 30, 2013 was $1,155,000 compared to $1,323,000 in the comparable period of Fiscal 2012. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component for the three months ended November 30, 2013 was $322,000 compared to $1,288,000 in the comparable period of Fiscal 2012, reflecting lower sale of goods in 2013 as described above. Unallocated production costs were $833,000 in the three months ended November 30, 2013 compared to $35,000 in the prior year period, mainly due to inventory write downs and other costs associated with the manufacturing problems experienced during the period.

Form 20-F

R&D expenses, net of tax credits, amounted to $1,547,000 in the three months ended November 30, 2013 compared to $1,894,000 in the comparable period of Fiscal 2012. R&D expenses include our share of expenses for the two Phase 4 clinical trials currently being conducted by EMD Serono. We are responsible for all of the costs associated with the diabetic retinopathy study, which amounted to $893,000 in the three months ended November 30, 2013 compared to $404,000 in the comparable period of 2012. Our fifty percent share of the long-term safety study was $133,000 in the fourth quarter of Fiscal 2013 compared to $82,000 in the prior-year period.

Selling and market development expenses amounted to $60,000 for the three months ended November 30, 2013, compared to $116,000 for the comparable period of Fiscal 2012, reflecting cost savings from restructuring initiatives in Fiscal 2012.

General and administrative expenses amounted to $1,201,000 in the three months ended November 30, 2013 compared to $556,000 in the comparable period of Fiscal 2012. The 2013 expenses include costs associated with the EMD Serono Termination Agreement. The expenses in 2012 were lower as a result of the suspension of executive bonuses in that year.

There was a recovery of previously expensed restructuring costs amounting to $18,000 in the three months ended November 30, 2013. The restructuring costs in the comparable period of Fiscal 2012 were $4,526,000, which resulted from restructuring activities at that time.

Net financial income for the three months ended November 30, 2013 was $100,000 compared to $166,000 in the comparable period of Fiscal 2012. The decline was principally due to lower interest revenues related to a gradual decline in the portfolio size as investments were liquidated to fund operations.

Taking into account the revenue and expense variations described above, we recorded a net loss of $2,598,000 or $0.04 per share in the three months ended November 30, 2013 compared to a net loss of $4,341,000 or $0.07 per share in the comparable period of Fiscal 2012.

In the three months ended November 30, 2013, the use of cash in operating activities amounted to $1,404,000 compared to $3,756,000 in the comparable period of Fiscal 2012.

Operating Results - twelve months ended November 30, 2012 compared to twelve months ended November 30, 2011

Revenue

Our revenues are mainly sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the twelve months ended November 30, 2012 amounted to $13,567,000 compared to $14,928,000 in Fiscal 2011.

(in thousands of Canadian dollars)	2012	2011
Sale of goods	$5,235	$8,351
Upfront and milestone payments	$4,077	$5,134
Royalties and license fees	$4,255	$1,443
Revenue	$13,567	$14,928

Revenue generated from sale of goods amounted to $5,235,000 in the twelve-month period ended November 30, 2012 compared to $8,351,000 in Fiscal 2011. EGRIFTA™ was first offered for sale to the public in January 2011 and our sales in Fiscal 2011 reflect the buildup of stocks needed by EMD Serono for the product launch in the U.S. market. Revenues from sale of goods in Fiscal 2012 were more closely tied to actual sales to patients.

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

Form 20-F

Royalties, which are almost entirely derived from the sales of EGRIFTA™, were $4,255,000 in Fiscal 2012 compared to $1,443,000 in Fiscal 2011. Most of the increase is due to growth in EGRIFTA™ sales, which were up significantly in Fiscal 2012 compared to Fiscal 2011. In addition, the royalties reported in Fiscal 2012 include an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October 2012 and November 2012, for which the comparable amounts from last year were only recorded in the first quarter of Fiscal 2012.

Cost of Sales

For the twelve months ended November 30, 2012, the cost of sales of EGRIFTA™ amounted to $5,056,000 compared to $9,146,000 in Fiscal 2011. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2012 amounted to $4,711,000 compared to $8,040,000 in the prior year, reflecting lower sale of goods in Fiscal 2013 as described above. Unallocated production costs were $345,000 in Fiscal 2013 compared to $1,106,000 in the prior year.

R&D Expenses

R&D expenses, net of tax credits, amounted to $6,341,000 in the twelve months ended November 30, 2012 compared to $10,992,000 in Fiscal 2011. The significant reduction in R&D expenses is largely due to the adoption of a more focused business plan and the related restructuring initiatives. R&D expenses in 2012 include our share of expenses for the two Phase 4 clinical trials currently being conducted by EMD Serono. We are responsible for all of the costs associated with the diabetic retinopathy study, which amounted to $1,502,000 in Fiscal 2012. Our fifty percent share of the long-term safety study was $117,000 in the Fiscal 2012. There were no expenses related to the two Phase 4 trials in Fiscal 2011. Other R&D expenses in 2012 were associated with pursuing the development of TH1173 and a new formulation of EGRIFTA™, and helping our commercial partners to pursue regulatory approvals in their respective jurisdictions.

R&D expenses in Fiscal 2011 were related to the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTA™ and to the discovery and development of novel GRF peptides, including TH1173. R&D expenses in Fiscal 2011 also included the cost of filing the NDS in Canada, all regulatory and clinical activities to support our three commercial partners, and follow-up on post-approval commitments made to the FDA.

Selling and Market Development Expenses

Selling and market development expenses amounted to $852,000 for the twelve months ended November 30, 2012, compared to $2,019,000 in Fiscal 2011, reflecting cost savings from restructuring initiatives in Fiscal 2012. With EGRIFTA™ licensing agreements now in place in major markets, the ongoing selling and market development expenses are reduced to the costs of managing relationships with our commercial partners and certain selling expenses such as insurance coverage for inventories.

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

Restructuring Costs

Restructuring costs amounted to $10,702,000 in the twelve months ended November 30, 2012 compared to $716,000 in Fiscal 2011. Early in Fiscal 2012, we took steps to narrow the focus of our business by concentrating our efforts on EGRIFTA™ and on developing TH1173. The related restructuring costs were $6,176,000, which were mainly incurred in the first quarter. We announced further revisions to our business plan and related restructuring activities aimed at accelerating the process of becoming cash neutral in October 2012. The second restructuring resulted in fourth-quarter costs of $4,526,000.

In Fiscal 2011, a restructuring was undertaken in June, following a re-evaluation of our R&D business model. The objective was to rely more on external partners in both the private and public sectors in order to bring our R&D projects forward. As a result, we incurred restructuring costs of $716,000 in the third quarter.

Restructuring costs, which include provisions and write-downs, are described in more detail in note 20 (b) “Other Information — Restructuring costs” of our audited consolidated financial statements for the years ended November 30, 2012, 2011 and 2010.

Net Financial Income

Finance income for the twelve months ended November 30, 2012 was $890,000 compared to $1,602,000 in Fiscal 2011. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments were liquidated to fund operations.

Form 20-F

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

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $13,940,000 or $0.23 per share in the twelve months ended November 30, 2012 compared to a net loss of $17,730,000 or $0.29 per share in Fiscal 2011.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sale of goods	$311	$786	$996	$451	$1,375	$1,725	$856	$1,279
Upfront and milestone payments	$320	$463	$463	$464	$868	$1,070	$1,069	$1,070
Royalties and license fees	$615	$928	$872	$884	$1,656	$1,027	$731	$841
Revenue	$1,246	$2,177	$2,331	$1,799	$3,899	$3,822	$2,656	$3,190
Net (loss) profit	$(2,598)	$(1,935)	$(1,382)	$1,860	$(4,341)	$(698)	$(1,417)	$(7,484)
Basic and diluted (loss) profit per share	$(0.04)	$(0.03)	$(0.02)	$0.03	$(0.07)	$(0.01)	$(0.02)	$(0.12)

Revenue generated from sale of goods declined in Fiscal 2013, reflecting lower shipments to EMD Serono and a lower selling price. The lower level of shipments was largely due to reductions in EMD Serono’s inventory as well as to the supply shortage, which occurred in the fourth quarter as a result of the manufacturing problems encountered earlier in the year. The lower selling price in 2013 was the result of the introduction of the new single-vial presentation of EGRIFTA™ in October 2012. While the EGRIFTA™ selling price is now lower than in previous years, our markup in percentage terms remains unchanged.

The royalties and license fees reported for the fourth quarter of Fiscal 2012 are for the 5-month period from July 1, 2012 to November 30, 2012 as they include royalties actually received in the three months ended September 30, 2012 as well as an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October and November 2012.

The net losses reported in the first and fourth quarters of Fiscal 2012 include restructuring costs of $6,176,000 and $4,526,000 respectively.

The net profit in the first quarter of 2013 resulted from the elimination of an onerous lease provision in the amount of $3,093,000, which was no longer required following the signing of an amended lease agreement with our landlord.

Liquidity and Capital Resources

Our objective in managing capital is to ensure a sufficient liquidity position to finance our business activities. Prior to Fiscal 2011, we funded our activities by relying primarily on public offerings of common shares in Canada and private placements of our common shares as well as on up-front payments and milestone payments primarily associated with the EMD Serono Agreement. When possible, we optimize our liquidity position using non-dilutive sources, including investment tax credits, grants and interest income. With the market launch of EGRIFTA™ in Fiscal 2011, we began to receive additional revenues in the form of product sales and royalties. We believe the Company has sufficient cash and bonds on hand at November 30, 2013 to carry out our planned activities and meet our liabilities as they come due for the next 12 months.

Form 20-F

For the twelve months ended November 30, 2013, the use of cash in operating activities was $7,744,000 compared to $15,634,000 in Fiscal 2012.

The large decrease in the use of cash in Fiscal 2013 reflects the reduction in the net loss from $13,940,000 in Fiscal 2012 to $4,055,000 in Fiscal 2013. Inventory decreased by $676,000 in Fiscal 2013 compared to an increase of $2,864,000 in Fiscal 2012. Following a buildup of inventory in Fiscal 2011 and the first six months of Fiscal 2012 related to the market launch of EGRIFTA™, inventory levels stabilized and started to decrease. Accounts payable and accrued liabilities have also stabilized. The cash flows in both 2013 and 2012 were significantly impacted by provisions, which decreased by $5,626,000 in Fiscal 2013 of which $2,498,000 was disbursed in cash. This compares to an increase in the provision of $5,574,000 in Fiscal 2012, which included substantial restructuring provisions for which cash was not disbursed in the period. Largely as a result of the effect of restructuring provisions and the stabilization of inventory levels, changes in operating assets and liabilities used $3,458,000 of cash in Fiscal 2013, compared to $1,427,000 of cash generated in Fiscal 2012.

The Company’s share purchase plan, or Plan, was discontinued in March 2012 and consequently no common share subscriptions were received in connection with the Plan in Fiscal 2013 and Fiscal 2012 (7,837 common shares for $34,000 in Fiscal 2011).

No stock options were exercised in Fiscal 2013. In Fiscal 2012, 145,337 stock options were exercised for cash consideration of $243,000 and 344,665 stock options were exercised for cash consideration of $668,000 in Fiscal 2011).

As at November 30, 2013, cash and bonds, and tax credits and grants receivable amounted to $12,353,000 compared to a liquidity position of $20,924,000 ($20,503,000 in cash and bonds, and tax credits and grants receivable of $421,000) at the end of Fiscal 2012. We invest our available cash in highly liquid fixed income instruments from governmental, municipal and paragovernmental bodies ($11,386,000 November 30, 2013).

Apart from our $3,800,000 of unused credit facilities, we do not have any additional arrangements for external debt financings. We may seek additional capital through the incurrence of debt, the issuance of equity or other financing alternatives.

Contractual Obligations

Commitments

The following table lists as at November 30, 2013 information with respect to the Company’s known contractual obligations.

  (In thousands of Canadian dollars)

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long Term Debt Obligations	--	--	--	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$414	$90	$191	$133	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	--	--	--
Total	$414	$90	$191	$133	--

Lease Amendment Agreement

Effective April 2, 2013, the Company amended its lease agreement with its landlord, which resulted in an 85% reduction in annual cash outlays for rent and shortens the remaining term of the lease from eight years to five years. The floor space occupied by the Company is reduced from 36,400 sq. ft. to 5,000 sq. ft. Consequently, management reviewed its estimates of the onerous lease provision and a reversal in the amount of $3,133,000 has been recorded in 2013.

Long-Term Procurement Agreements

We have long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTA™. As at November 30, 2013, we had outstanding purchase orders and minimum payments required under these agreements amounting to $3,128,000 ($2,724,000 in 2012) for the manufacture of EGRIFTA™.

Form 20-F

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

We also have a line of net risk for derivative instruments up to a maximum of $2,000,000.

As at November 30, 2013 and 2012, we did not have any borrowings outstanding under these credit facilities.

Post-Approval Commitments

In connection with its approval of EGRIFTA™, the FDA has required the following three post-approval commitments:

—	to develop a single vial formulation of EGRIFTA™ (the development of a new presentation of the same formulation);

—	to conduct a long-term observational safety study using EGRIFTA™; and

—	to conduct a Phase 4 clinical trial using EGRIFTA™.

We have developed a new presentation of EGRIFTA™ which complies with the first of the FDA’s post-approval requirements and it was launched by EMD Serono in October 2012.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTA™ and is in the recruitment phase. We have agreed to share the cost of this study equally with EMD Serono and estimate that our share of the cost could amount to an average of $1,300,000 per year, over a fifteen-year period. Expenditures to date amount to $771,000.

The Phase 4 clinical trial is to assess whether EGRIFTA™ increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by us for the direct costs involved. The trial is in the recruitment phase. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTA™ or placebo over a three-year treatment period. We estimate that the trial could cost approximately $20,000,000. Expenditures to date amount to $4,507,000.

Contingent Liability

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. Our motion was dismissed by the Court on July 17, 2013. An application for leave to appeal the decision issued by the Court of Appeal was filed in November 2013 with the Supreme Court of Canada. Such application was approved by the Supreme Court of Canada on February 20, 2014.

In addition, 121851 Canada Inc. filed a new motion in the Superior Court of Québec, district of Montréal, in May 2013, to institute a class action against the Company, a director and a former executive officer. The second motion is based on the same facts and seeks the same conclusion as the first motion except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The parties have agreed to stay this motion until a final decision is issued under the first motion.

We intend to contest these class actions and consider them to be without merit. The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of all their duties for the Company.

Off-Balance Sheet Arrangements

We were not involved in any off-balance sheet arrangements for the year ended November 30, 2013, with the exception of the lease of our headquarters as described above.

Form 20-F

Subsequent Events

EGRIFTA™ Manufacturing

On February 14, 2014, we announced that we expected our inventory of EGRIFTA™ to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTA™. We further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTA™ and an eventual stock-out and that we were temporarily ceasing to manufacture EGRIFTA™. As of the date of this MD&A, we have not resumed the manufacture of EGRIFTA™ and are unable to determine a timeline to resume its manufacture and delivery. Resolving the EGRIFTA™ manufacturing problems and ensuring that we have a reliable source of supply are immediate priorities for the Company in 2014.

Commercialization Rights for EGRIFTA™ in the United States

On December 13, 2013, we announced that we had reached an agreement with EMD Serono to regain all rights under the collaboration and licensing agreement with EMD Serono, or EMD Serono Agreement, including the commercialization rights for EGRIFTA™ in the United States.

Under the terms of the termination and transfer agreement entered into with EMD Serono, or EMD Serono Termination Agreement, we agreed to pay an early termination fee of USD $20,000,000, or Early Termination Fee, evenly over a five-year period starting on the first anniversary of the closing date. We also agreed to pay EMD Serono an increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, we agreed to grant EMD Serono a security interest on its present and future corporeal and incorporeal movable property related to EGRIFTA™ until such time as the amount of USD $20,000,000 has been reimbursed in full to EMD Serono. Thereafter, we and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to EGRIFTA™ in the United States only to secure the payment of the Royalties.

The EMD Serono Termination Agreement provides that from and after the closing date, we will be responsible for the conduct of all regulatory and commercialization activities in the United States, including the conduct, and all of the costs, of the long-term observational safety study and the Phase 4 clinical trial mandated by the FDA. Also, as a consequence of the EMD Serono Termination Agreement, we will no longer be obligated to develop a new formulation of EGRIFTA™ and the related, remaining balance in our deferred revenue account will be included in revenue on the closing date.

In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Company within eighteen (18) months after the closing date, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after eighteen (18) months after the closing date, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

We also retained the services of inVentiv Health to establish and manage our operations in the United States. The services provided by inVentiv Health will include sales force, marketing support, patient communications, regulatory compliance, reimbursement and market access. All decisions regarding the commercialization of EGRIFTA™ will be made from our head office.

The closing of the transaction is expected to occur on May 1, 2014. Until the closing date, the EMD Serono Agreement will continue to apply.

Stock Option Plan

Between December 1, 2013 and February 24, 2014, 122,668 options were forfeited and expired at a weighted exercise average price of $3.12 per share. On December 13, 2013, the Company granted 125,000 options at an exercise price of $0.50 per share.

Deferred Stock Unit Plan

In December 2013, the two cash settled forward stock contracts (note 16 (ii) of the consolidated financial statements) were amended to expire in December 2014.

Financial Risk Management

This section provides disclosure relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how we manage those risks.

Form 20-F

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to accounts receivable from only one customer (see note 5 of the audited consolidated financial statements) and derivative financial assets which it manages by dealing with highly-rated Canadian financial institutions.

Included in the consolidated statement of financial position are trade receivables of $445,000 (2012 - $1,045,000), all of which were aged under 60 days. There was no bad debt expense for the year ended November 30, 2013 (November 30, 2012 - nil, November 30, 2011 — nil). Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds. We invest our available cash in highly liquid fixed income instruments from governmental, paragovernmental and municipal bodies ($11,386,000 as at November 30, 2013; $18,991,000 as at November 30, 2012). As at November 30, 2013, we believe we were not exposed to any significant credit risk for the carrying amount of the bonds.

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

We have adopted an investment policy in respect of the safety and preservation of capital designed to ensure that our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The required payments on the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease, as at November 30, 2013, are presented in notes 18, 21 and 24 of the audited consolidated financial statements.

Currency Risk

We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of our business transactions denominated in currencies other than the Canadian dollar, primarily revenues from milestone payments, sale of goods, royalties and expenses incurred in U.S. dollars, euros and pounds sterling, or GBP.

We manage currency risk by maintaining cash in U.S. dollars on hand to support forecasted U.S. dollar outflows over a 12-month horizon and from time to time by entering into forward foreign exchange contracts. We do not currently view our exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.

No foreign exchange contracts were outstanding on November 30, 2013. In November 2012, we entered into two forward foreign exchange contracts to sell, in aggregate, US$390,000 for C$387,000 in December 2012 and January 2013. The fair value of these instruments at November 30, 2012 was nil.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in consolidated statement of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive (loss) income. Given our policy on the management of our U.S. foreign currency risk, we do not believe a sudden change in foreign exchange rates would impair or enhance our ability to pay our U.S. dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

  (In thousands)

	$US	EURO	November 30, 2013 GBP
Cash	858	-	-
Trade and other receivables	408	-	-
Accounts payable and accrued liabilities	(1,356)	(14)	(2)
Total exposure	(90)	(14)	(2)

Form 20-F

The following exchange rates applied during the year ended November 30, 2013:

		November 30, 2013
	Average rate	Reporting date rate
$ US - C$	1.0239	1.0620
EURO - C$	1.3557	1.4427
GBP - C$	1.6000	1.7383

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have a positive or (negative) impact on the net profit or (loss) as follows, assuming that all other variables remained constant:

  (In thousands)

			November 30, 2013
	$US	EURO	GBP
Positive or (negative) impact	5	1	-

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

Based on the value of our short and long-term bonds at November 30, 2013, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $125,000 ($258,000 in 2012); an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash during the year ended November 30, 2013 which was $540,000 ($1,043,000 in 2012), an assumed 0.5% increase in interest rates during such period would have increased the future cash flows and decreased the net loss by approximately $3,000 ($5,000 in 2012); an assumed decrease of 0.5% would have had an equal but opposite effect.

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

Use of Estimates and Judgment

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

Revenue recognition is subject to critical judgements, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including upfront payments, milestone payments, research services, royalties and license fees and sale of goods.

Management uses judgment in estimating the amount of royalties earned. The amount earned is calculated as a percentage of net sales of its products realized by the Company’s licensees. Net sales are provided by licensees or estimated by management using estimates of revenues from product sales of the licensees less estimates for discounts, rebates, chargebacks and allowances.

—	Contingent liability:

Management uses judgment in assessing the possibility of any outflow in settlement of contingent liabilities.

—	Onerous contracts:

There is estimation uncertainty with respect to selecting inputs to the discounted cash flows used to determine the amount of the onerous contracts.

Other areas of judgment and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

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

Recent changes in accounting standards

New or revised standards and interpretations issued but not yet adopted

The following new or revised standards and interpretations have been issued but are not yet effective for the Company:

a)	IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

Form 20-F

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.

Special transitional requirements have been set for the application of the new general hedging model.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. Canadian reporting entities cannot early adopt IFRS 9 (2013) until it has been approved by the Canadian Accounting Standards Board. The extent of the impact of IFRS 9 has not yet been determined.

b)	IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities (SPE). IAS 27 (2008) survives as IAS 27 (2011), Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its consolidated financial statements for the annual period beginning on December 1, 2013. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

c)	IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income (OCI).

IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. The standard does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on December 1, 2013. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

d)	Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

Form 20-F

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2013. The Company does not expect the amendment to have a material impact on the consolidated financial statements. IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21, Levies.

This IFRIC is effective for annual periods commencing on or after January 1, 2014 and is to be applied retrospectively.

The IFRIC 21 provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executory contracts or other contractual arrangements.

The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The Company intends to adopt IFRIC 21 in its consolidated financial statements for the annual period beginning December 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

e)	Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. The IASB uses the annual improvements process to make non-urgent but necessary amendments to IFRS.

Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014; earlier application is permitted, in which case, the related consequential amendments to other IFRS would also apply.

Amendments were made to clarify the following in their respective standards:

—	Definition of “vesting condition” in IFRS 2, Share-based payment;

—	Measurement of short-term receivables and payables, and scope of portfolio exception in IFRS 13, Fair Value Measurement;

—	Definition of “related party” in IAS 24, Related Party Disclosures.

Special transitional requirements have been set for amendments to IFRS 2.

The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on December 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

Standard adopted

Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

Form 20-F

The amendments require that an entity presents separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and OCI in two statements has remained unchanged.

The Company adopted IAS 1 on December 1, 2012, which had no impact on the consolidated financial statements.

Outstanding Share Data

On February 24, 2014, the number of common shares issued and outstanding was 61,010,603 while outstanding options granted under our stock option plan were 1,878,169.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under Canadian and American laws is recorded, processed, summarized and reported within the time periods specified under Canadian and SEC’s rules and forms, and that such information is accumulated and communicated to our President and Chief Executive Officer and Vice President, Finance, to allow timely decisions regarding required disclosure. Our management, including our President and Chief Executive Officer and Vice President, Finance, conducted an evaluation of our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), as of the end of the period covered by this MD&A. Based upon that evaluation, our President and Chief Executive Officer and Vice President, Finance, have concluded that, as of November 30, 2013, our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), were effective to ensure that information we are required to disclose in reports that we file or submit under Canadian and American laws is communicated to management, including our President and Chief Executive Officer and Vice President, Finance, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified under Canadian and SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and Vice President, Finance, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB. Internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of November 30, 2013, our internal controls over financial reporting were effective.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Form 20-F

Item 6.    Directors, Senior Management and Employees

A.   Directors and senior management.

Our Directors

The table below sets forth the following information about our directors as of February 24, 2014: his/her name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his/her status as an independent director, his/her biography, his/her areas of expertise, his/her memberships on the committees of the Board of Directors, whether he/she acts as director for other public companies, and the number of common shares, DSUs and options beneficially held or controlled.

Gilles Cloutier

Age: 69

Chapel Hill,

North Carolina,

United States

Independent

Director since:

March 28, 2003

Areas of Expertise:

- Pharmaceutical

  Industry

- Regulatory

- Research &

  Development

Other Directorship:

None

Principal Occupation		Corporate Director

Dr. Gilles Cloutier has over 30 years of experience in the pharmaceutical industry including five years with contract research organizations, providing strategic support to biotechnology and pharmaceutical companies. Dr. Cloutier has also held key positions with large North-American pharmaceutical companies, where he developed expertise in the field of clinical research. His experience includes the development and approval of several drugs in Canada, the United States and Europe. Dr. Cloutier sits on the board of the Corporation and is also a director on the board of the Fondation Innovation Vie.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
71,000	3,000	45,000
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee Member of Compensation Committee

Form 20-F

Gérald A. Lacoste

Age: 70

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

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
71,000	20,042	35,000
Committees of the Board of Directors
President of Nominating and Corporate Governance Committee Member of Audit Committee

Paul Pommier Age: 71 Laval, Québec, Canada Independent Director since: January 6, 1997 Areas of Expertise: - Corporate Finance - Securities - Mergers & Acquisitions Other Directorship: None	Principal Occupation		Corporate Director

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	220,100	120,314	45,000
	Committees of the Board of Directors
	President of Audit Committee Member of Compensation Committee

Form 20-F

Dawn Svoronos (previously known as Dawn Graham)

Age: 60

Elizabethtown, Ontario, Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

- Pharmaceutical

  Industry

- Commercialization    of Drug Products

Other Directorship:

Medivation, Inc.

Principal Occupation	Corporate Director - Chair of the Board of the Corporation

Ms. Dawn Svoronos (formerly Graham) worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos sits on the Board of Directors of Medivation Inc. in San Francisco and is Chair of the Board of Directors for the Center for Drug Research & Development in Vancouver.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
85,000	N.A.	50,000
Committee of the Board of Directors
Member of Nominating and Corporate Governance Committee Member of Compensation Committee

Jean-Denis Talon (1)

Age: 72

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

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
80,000	3,000	45,000
Committees of the Board of Directors
President of Compensation Committee Member of Audit Committee

Form 20-F

Luc Tanguay (2)

Age: 55

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

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
175,000	27,572	395,000

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

Terms of Office

Each of our directors is elected annually at our shareholders meeting and remains in office until the next annual meeting of shareholders or until he/she resigns or his/her position becomes vacant following his/her death, destitution or for any other reason before the next annual meeting of shareholders.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described above in notes 1 and 2 to the table providing information on our directors, to our knowledge, no director (a) is, as at February 24, 2014, or has been within the ten (10) years before February 24, 2014, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before February 24, 2014, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Form 20-F

Directors’ Mandatory Retirement Policy

Our Board of Directors has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for 15 consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Our current directors (other than Mrs. Svoronos) who are not employees of the Corporation are grandfathered from this policy.

Directors and Executive Officers Shareholding Policy

In April 2013, the Board decided to suspend the Corporation’s directors and executive officers shareholding policy, or Shareholding Policy, adopted in December 2010 and the grant of DSUs. The Board made that decision after considering, among other things, the corporate restructuring that occurred in the fiscal year 2012 and its consequences on the management team as well as the changes that have taken place at the Board level. Pursuant to the policy, each director was required to hold common shares, DSUs, or a combination thereof, representing at least 400% of the value of its annual retainer to act as a Board member of the Corporation. The shareholding value for the President and Chief Executive Officer was set at 300% of his annual base salary and he was given a three (3) to five (5) year period to hold such value. The shareholding value for the other executive officers was intended to be 150% of their annual base salary. The value of an individual’s shareholding was based on the higher of the acquisition cost of a common share and/or a DSU and its (their) fair market value. Any fluctuations in the fair market value of the common shares and DSUs had no effect on the compliance by an individual with the Shareholding Policy once such individual had reached the targeted value.

Our Senior Management

The table below sets forth the following information about our senior management, or Executive Officers, as of February 24, 2014: his/her name, age, province/state of residence, his/her principal occupation, the year each Executive Officer joined the Corporation, his/her biography and the number of common shares, DSUs and options beneficially held or controlled. The information about Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Marie-Noël Colussi Age: 45 Laval, Québec, Canada	Principal Occupation		Vice President, Finance

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	10,075	3,182	208,500

Lyne Fortin Age: 54 Laval, Québec, Canada	Principal Occupation		Chief Commercial Officer

Ms. Fortin has over 27 years of experience in the commercialization of pharmaceutical products for human health. She has been in executive level positions at Merck Canada for 13 years until 2011. In these roles she was responsible for Marketing and Sales of product portfolios in diverse therapeutic areas. She also managed all the commercial support functions which included marketing and sales research, sales training, sales operations, manufacturing planning, Office of Compliance, Sigma and change management. From 2005 to 2009, she was appointed to the Merck Marketing Committee for Europe, Middle-East, Africa and Canada to advance commercial practices and became a member of the Board of Directors of Merck Canada in 2007 until 2011. From 2011 to 2013, she acted as consultant to the biopharmaceutical industry advising clients on commercial matters. She was appointed Chief Commercial Officer of our Corporation in December 2013.

Ms. Fortin graduated from the Université de Montréal with a Certificate in Chemistry in 1978 and a Bachelor degree in Pharmacy in 1982 (Member of the Order of Pharmacists of Québec from 1983-2012). She obtained a MBA from Concordia University in 1984.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	N.A	125,000

Form 20-F

Jocelyn Lafond Age: 46 Verdun, Québec, Canada	Principal Occupation	Vice President, Legal Affairs, and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	5,000	270,000

Christian Marsolais Age: 51 Town of Mount Royal, Québec, Canada	Principal Occupation	Senior Vice President, Scientific Affairs and Alliances

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	8,597	6,312	276,000

Pierre Perazzelli Age: 62 Brossard, Québec, Canada	Principal Occupation	Vice President, Pharmaceutical Development

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

B. Compensation

Compensation of our Directors

The Corporation has adopted a compensation policy for its directors who are not employed on a full-time basis by the Corporation under which they are paid an annual retainer fee as well as attendance fees. For the fiscal year ended November 30, 2013, annual retainer fees were paid on the first day of each calendar quarter whereas attendance fees were paid on the last day of each calendar quarter for meetings held during such quarter. In addition, the Corporation reimburses the reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board of Directors and meetings of the committees of the Board of Directors.

Form 20-F

The table below details the annual retainer and attendance fees paid in the last fiscal year to our directors who were not employed on a full-time basis by the Corporation as board members and as committee members.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2013
Annual Retainer to Chair of the Board	$100,000(1)
Annual Retainer to Board Members	$17,500
Attendance Fees Paid for Each Meeting of the Board of Directors
- in person	$1,500
- by conference call	$800
Annual Retainer to Chair of the Audit Committee	$8,000
Annual Retainer to Chair of each Committee (other than the Audit Committee and Finance Committee)	$6,000
Annual Retainer to Committee Members	$3,000
Attendance Fees Paid for Each Meeting of a Committee
- in person	$1,000
- by conference call	$800
(1)	Beginning on May 2013, the only fees paid to the Chair were based on the Annual Retainer to the Chair, or up to $100,000. None of the other fees described in the table were paid to the Chair.

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2013 and the value thereof.

Name	Fees earned	Share-based awards(1)		Option-based awards		Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)		($)	($)	($)	($)
Gilles Cloutier	43,650	--	--	--		--	--	--	43,650
Gérald A. Lacoste(2)	45,775	13,060	4,375	--		--	--	--	50,150
Paul Pommier(3)	76,825	87,687	29,375	--		--	--	--	106,200
Dawn Svoronos(4)	45,383	--	--	11,000	(5)	--	--	--	56,383
Jean-Denis Talon	50,950	--	--	--		--	--	--	50,950
(1)

Share-based awards are comprised of deferred share units, or DSUs, issued under the deferred share unit plan, or DSU Plan. For a description of the DSU Plan, see “Item 6.E – Share Ownership” of this Annual Report. The value of a DSU is equal to the average closing price of our common shares on the TSX on the date it is granted and during the four (4) previous trading days. DSUs may only be redeemed when a director ceases to act as such.

(2)

In the first quarter of the last fiscal year, Mr. Lacoste was granted 25% of his annual retainer as Board member in DSUs given that he was not meeting the Shareholding Policy. After the April decision to suspend the Shareholding Policy, no additional DSUs were granted during the remainder of the last fiscal year. The balance of Mr. Lacoste’s annual retainer was paid in cash. The DSUs were granted on January 2, 2013 and the value of a DSU was equal to $0.335.

(3)

In the first quarter of last fiscal year, Mr. Pommier elected to purchase DSUs through the conversion of 25% of his annual retainer as chair of the Board and through the conversion of 25% of his annual retainer as Board member. After the April decision to suspend the Shareholding Policy, no additional DSUs were granted during the remainder of the last fiscal year. The balance of Mr. Pommier’s annual retainer as Board member was paid in cash. The DSUs were granted on January 2, 2013 and the value of a DSU was equal to $0.335.

(4)	Mrs. Dawn Svoronos was appointed Chair of the Board on May 24, 2013.

(5)

Represents 50,000 options. These options were granted on May 29, 2013, are fully vested and will expire on May 28, 2023. Each option has an exercise price of $0.26. The value of the option-based awards for the fiscal year ended November 30, 2013 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i)	Risk-free interest rate:	2.03%
(ii)	Expected volatility:	97.32%
(iii)	Average option life in years:	8
(iv)	Expected dividends:	--
(v)	Grant date share price:	$0.265
(vi)	Option exercise price:	$0.26
(vii)	Grant date fair value:	$0.22

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2013, no options were granted to our directors, except to Dawn Svoronos who was granted 50,000 options to purchase common shares on May 29, 2013. For a description of our share option plan, or Option Plan, see “Item 6.E – Share Ownership” of this Annual Report.

Form 20-F

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2013 for each of the directors who is not an employee of the Corporation.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Gilles Cloutier	5,000	3.68	2014.05.03	Nil	--	--	780
	5,000	1.75	2015.05.06	Nil
	5,000	1.86	2016.03.30	Nil
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil
Gérald A. Lacoste	5,000	1.86	2016.03.30	Nil	--	--	5,211
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil
Paul Pommier	5,000	3.68	2014.05.03	Nil	--	--	31,282
	5,000	1.75	2015.05.06	Nil
	5,000	1.86	2016.03.30	Nil
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil
Dawn Svoronos	50,000	0.26	2023.05.29	Nil	--	--
Jean-Denis Talon	5,000	3.68	2014.05.03	Nil	--	--	780
	5,000	1.75	2015.05.06	Nil
	5,000	1.86	2016.03.30	Nil
	5,000	8.29	2017.03.29	Nil
	5,000	1.80	2018.12.18	Nil
	10,000	1.84	2019.03.28	Nil
	10,000	4.75	2020.06.08	Nil

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of our common shares on November 29, 2013 ($0.26) on the TSX and the respective exercise price of the options. The TSX was closed for business on November 30, 2013.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2013 is determined by multiplying the closing price of our common shares as at November 29, 2013 ($0.26) on the TSX by the number of share-based awards held as at November 30, 2013. The TSX was closed for business on November 30, 2013. The actual payout value will vary based on the date on which the DSUs will be redeemed.

Incentive Plan Awards – Value vested or earned during the year

The table below details the value vested or earned during the fiscal year ended November 30, 2013 under each incentive plan for each of the directors who is not an employee of the Corporation.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gilles Cloutier	Nil	--	--
Gérald A. Lacoste	Nil	4,963	--
Paul Pommier	Nil	33,321	--
Dawn Svoronos	Nil	--	--
Jean-Denis Talon	Nil	--	--
(1)

Share-based awards are comprised of DSUs issued under the DSU Plan. The difference between the amount shown in the column of this table and the amount shown in the column of the table detailing the aggregate compensation paid to our directors for the last fiscal year is explained by the formula related to the calculation of the value of DSUs on the date of grant. Under the DSU Plan, the value of a DSU is computed as the average closing price of our common shares on the TSX on the date of grant and on the four (4) previous trading days. The value was then $0.335. The value of vested share-based awards under this column is determined by multiplying the closing price of our common shares on the TSX on the date of grant of share-based awards (January 2, 2013—$0.38) by the number of share-based awards granted as at such date. The actual pay-out value will vary based on the date on which the DSUs will be redeemed. DSUs may only be redeemed when a director ceases to act as such.

Form 20-F

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

Compensation is determined at the beginning of each fiscal year, usually in early December. The Compensation Committee meets to determine and recommend to the Board the base salary of Executive Officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its Executive Officers for the last completed fiscal year to determine whether an Executive Officer is entitled to the payment of a bonus and/or the grant of options for such last completed fiscal year. The determination by the Compensation Committee of the annual base salary and payment of a bonus and/or grant of options for each Executive Officer is reviewed by the Board who has discretion to approve, disapprove or change the determination made by the Compensation Committee for each Executive Officer. The compensation of the President and Chief Executive Officer and the Vice President, Finance, is reviewed by the Board of Directors.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentives through the granting of options. The grant of DSUs was suspended in April 2013. All proposed changes to any compensation component of an Executive Officer are first reviewed internally by the President and Chief Executive Officer. The proposed changes are then presented to the Compensation Committee who makes a recommendation to the Board who has discretion to approve, disapprove or amend the proposed changes.

Annual Base Salary

Base salaries for each of the Executive Officers are based on the experience, expertise and competencies of each Executive Officer. As announced on October 30, 2012, the Executive Officers’ annual base salaries remained unchanged from the previous fiscal year for the fiscal year ended November 30, 2013.

Performance Reward Program

General

The short-term performance reward program is designed to recognize the contribution of each Executive Officer in helping the Corporation to attain its corporate objectives, or Corporate Objectives, and to increase its value. Usually, bonuses are granted based on the attainment of the Corporate Objectives and the attainment of an Executive Officer’s objectives in connection with such Corporate Objectives. Corporate Objectives are usually set by the Board of Directors early in the fiscal year. Although Corporate Objectives are determined early in the fiscal year, the Board of Directors has discretion to change these Corporate Objectives to take into consideration certain events that could occur during the year.

Our Executive Officers, other than our President and Chief Executive Officer

-

For the last fiscal year, the attainment of the Corporate Objectives accounted for 80% of the performance reward program for our Executive Officers, other than our President and Chief executive Officer, whereas the overall performance of an Executive Officer accounted for 20%.

Form 20-F

The Corporate Objectives (80%) were weighted as follows:

-	32% was attributed to the financial performance of the Corporation using the value of cash and bonds at fiscal year-end and the estimated losses at fiscal year-end;

-

24% was related to the overall performance of the Corporation’s common shares over a twelve (12) month period as determined by the Board of Directors after taking into consideration the performance of the stock market in general ; and

-

24% was attributed to the successful completion of various corporate milestones, including refiling a marketing authorization application in Europe, obtaining marketing authorization approvals in Brazil, Mexico and Canada and completing the transaction leading up to the execution of the EMD Serono Termination Agreement.

The value of cash and bonds at fiscal year-end was set at $12 million. The value of estimated losses at fiscal year-end is not disclosed because the Corporation does not make financial forecasts and does not publicly disclose the expense items forming part of its budget. The Corporation believes that disclosing those numbers would provide third-parties with insightful information on the expenses budgeted at the beginning of every year. However, the overall financial performance of the Corporation at fiscal year-end needed to be aligned with the value of our cash and bonds at that time.

The component of the Corporate Objectives based on the value of cash and bonds and the estimated losses at fiscal year-end was chosen given the materiality for the Corporation to preserve its liquidities while allowing the business plan to be executed in a cost-effective manner. The completion of the corporate milestones described above were selected since the Corporation’s objective for the last fiscal year consisted on focusing on EGRIFTATM in order to become cash-flow neutral as soon as possible.

The Corporate Objective based on the value of our cash and bonds and our estimated losses at fiscal year-end were met whereas the Corporate Objective based on the overall performance of the Corporation’s common shares were not met. The milestone pertaining to the execution of the EMD Serono Termination Agreement was met, whereas the milestone pertaining to the approval of EGRIFTATM in Canada was partially met considering the rescission by TPD of its NON/w and its decision to continue the review of our NDS.

The other part of the performance reward program accounted for 20% and the Compensation Committee believed that discretion was a valid component in the determination of the performance of an Executive Officer, as initially assessed by our President and Chief Executive Officer, especially when unplanned events occur during a fiscal. Discretion allows our President and Chief Executive Officer to assess the capacity of each Executive Officer to adapt, react, respond and act in the best interests of the Corporation when such events occur. However, in order to avoid too large a discretion to our President and Chief Executive Officer and limit potential bias in the determination of the performance of an Executive Officer’s overall performance, a 20% weighting was attributed to this component of the program and a review by the Compensation Committee is undertaken prior to accepting the recommendations made by our President and Chief executive Officer.

The employment agreements of our Executive Officers (other than our President and Chief Executive Officer) for the fiscal year ended November 30, 2013 provided that Executive Officers were entitled to receive a bonus equal to up to 33 1/3% of their annual base salary, except with respect to our Senior Vice President, Scientific Affairs and Alliances, whose target bonus could reach up to 40% of his annual base salary.

The table below details for each of our Vice President, Finance, Senior Vice President, Scientific Affairs and Alliances, Vice President, Legal Affairs, and Corporate Secretary, and Vice President, Pharmaceutical Development, the potential maximum bonuses that each of them may receive and the actual bonus paid for the fiscal year ended November 30, 2013:

Name	Maximum Target Bonus $	Bonus Paid $
Marie-Noël Colussi Vice President, Finance	56,667	45,500
Christain Marsolais Senior Vice President, Scientific Affairs and Alliances	106,000	15,000
Jocelyn Lafond Vice President, Legal Affairs and Corporate Secretary	77,667	62,000
Pierre Perazzelli Vice President, Pharmaceutical Development	70,513	57,000

Form 20-F

Our President and Chief Executive Officer

In addition to implementing and supervising the Corporate Objectives, representing the Corporation vis-à-vis our stakeholders and managing our corporate communications, our Board of Directors set the additional following objectives for our President and Chief Executive Officer for the fiscal year ended November 30, 2013 both at the beginning of the year and in the course of the year:

-	Keeping key employees in place as a result of the reorganization that occurred in the fiscal year 2012; and

-	Regaining all commercialization rights to EGRIFTATM in the United States.

No weighting was set for each of these objectives and the Board of Directors used its discretion in determining the successful completion of each of these objectives.

The employment agreement of our President and Chief Executive Officer provided that he is entitled to receive a bonus up to 50% of his annual base salary.

The Board of Directors considered that our President and Chief Executive Officer had successfully completed all of his objectives and was granted 100% of his annual target bonus ($188,500).

Long-Term Incentive Program

The long-term incentive program of the Corporation is now comprised of the Option Plan. In April 2013, the Board of Directors decided to suspend the grant of DSUs under the DSU Plan.

The Option Plan was originally adopted on December 6, 1993, and subsequently amended from time to time, in order to attract, retain, motivate employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the common shares. See “Item 6.E—Share Ownership” of this Annual Report for a description of the Option Plan. The number of options granted under the Option Plan is determined on the basis of the position of each Executive Officer, the attainment of corporate and individual objectives and the value of the options and the common shares at the time of grant as part of the total compensation of an Executive Officer. When assessing whether options should be granted to an Executive Officer, the Compensation Committee also factors in the number of options held by an Executive Officer, their vesting periods, expiry dates and exercise prices. On December 20, 2012, the Board of Directors granted a total of 830,000 options under the Option Plan to all of the employees of the Corporation as a retention mechanism resulting from the reorganization that occurred in the fiscal year 2012. The Executive Officers received an aggregate of 700,000 options. All of the 830,000 options granted have an exercise price of $0.38 per common share, will expire on December 20, 2022 and will vest on December 21, 2015. In addition, in the event of dismissal for cause or of voluntary resignation by an optionee before December 21, 2015, all options held by such optionee will be cancelled. In the event of dismissal without just and sufficient cause of an optionee before December 21, 2015, all options held by such optionee will become vested and will be exercisable within 180 days following the termination date of his/her employment with the Corporation. In the event of a takeover bid on the common shares of the Corporation, all options will vest and become exercisable.

The DSU Plan was adopted on December 10, 2010, and amended effective February 7, 2012, in order to attract and retain directors and executive officers and better align the interests of the directors and executive officers with those of the shareholders in the creation of long-term value. See “Item 6.E—Share Ownership” of this Annual Report for a description of the DSU Plan. DSUs could be granted by the Board of Directors as part of the compensation of Executive Officers who could purchase them once a year through the conversion of all or part of their cash bonus into DSUs. No DSUs were granted to our Executive Officers in the fiscal year ended November 30, 2013.

Compensation Consultant

In Janaury 2013, the Compensation Committee retained the services of Towers Watson, an independent third-party consulting firm, for and on behalf of the Corporation, to compare the total compensation paid to the Corporation then current chair of the board following the compensation reductions made in the fiscal year 2012 against the total compensation paid to other non-executive chairs of the board of publicly-traded Canadian biotechnology companies. Towers Watson’s analysis was based on a reference market of the following 15 companies, or Reference Market:

-	AEterna Zentaris Inc.
-	Amorfix Life Sciences Ltd.
-	BELLUS Health Inc.
-	Cardiome Pharma Corp.
-	Ceapro Inc.
-	Covalon Technologies Ltd.
-	DiagnoCure Inc.
-	Isotechnika Pharma Inc.
-	Medicago Inc.
-	Methyl Gene Inc.
-	ProMetic Life Sciences Inc.
-	QLT Inc.
-	Tekmira Pharmaceuticals Corp.
-	Thallion Pharmaceuticals Inc.
-	YM BioSciences Inc.

Form 20-F

The companies forming the Reference Market were selected based on the following criteria:

-	operating in the biotechnology industry;
-	based in Canada
-	publicly-traded;
-	revenues;
-	number of employees; and
-	market capitalization.

Towers Watson’s analysis revealed that the total compensation (annual retainer as Chair of the Board + annual retainer as Board member + annual retainer as Chair of the Audit Committee + annual retainers as a member of both the Compensation Committee and the Nominating and Corporate Governance committee + attendance fees for both Board and committee meetings) paid to the Corporation’s Chair of the Board was competitive with the Reference Market in 2012 and comparable with best-paying companies comprised in the Reference Market. Notwithstanding the conclusion reached by Towers Watson, the Board of Directors decided to reduce and limit to $100,000 the total compensation paid to its Chair of the Board for the fiscal year ended November 30, 2013.

Except for the compensation services provided to the Corporation and described above, Towers Watson has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors or Executive Officers.

All services provided to the Corporation by compensation consultants at the request of Executive Officers must be approved by our Compensation Committee or our Board of Directors.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the only compensation consultant retained during these periods to assist in the determination of compensation for any of our directors and Executive Officers:

Name	Fees	Fiscal year ended November 30, 2013	Fiscal year ended November 30, 2012
Towers Watson	Executive and Directors Compensation – Related Fees	$10,000	$13,000
	All Other Fees	Nil	Nil

The table below details the compensation paid to our President and Chief Executive Officer, our Vice President, Finance, and the three highest paid Executive Officers, or collectively, Named Executive Officers, for the fiscal years ended November 30, 2013, 2012 and 2011.

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value (3) ($)	All other compesation(4) ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Luc Tanguay President and Chief Executive Officer	2013 2012 2011	376,000 378,892 377,446	-- -- --	58,000(5) -- --	188,500 -- 122,200	-- -- --	23,820 22,970 22,450	-- -- --	646,320 401,862 522,096
Marie-Noël Colussi Vice President, Finance	2013 2012 2011	170,000 171,308 170,654	-- -- --	36,250(6) -- --	45,500 -- 36,833	-- -- --	12,160 5,139 5,120	-- -- -- --	263,910 176,447 212,607
Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	2013 2012 2011	265,000 267,039 266,019	-- -- --	36,250(7) -- --	15,000 100,000(8) 57,416	-- -- --	11,910 8,011 7,981	-- -- --	328,160 375,050 331,416
Jocelyn Lafond Vice President, Legal Affairs, and Corporate Secretary	2013 2012 2011	233,000 234,792 233,896	-- -- --	36,250(9) -- --	62,000 -- 50,483	-- -- --	11,910 7,044 7,017	-- -- --	343,160 241,836 291,396
Pierre Perazzelli Vice President, Pharmaceutical Development	2013 2012 2011	211,539(10) 198,516 197,757	-- -- --	36,250(11) -- --	57,000 -- 42,683	-- -- --	11,910 5,956 5,932	-- -- --	316,699 204,472 246,372

Form 20-F

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)	The value of the option-based awards for the fiscal year ended November 30, 2013 was determined using the Black-Scholes-Merton model on the date of grant with the following assumptions:

(i)	Risk-free interest rate:	1.87%
(ii)	Expected volatility:	80.43%
(iii)	Average option life in years:	8
(iv)	Expected dividends:	--
(v)	Grant date share price:	$0.35
(vi)	Option exercise price:	$0.38
(vii)	Grant date fair value:	$0.29

(3)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Luc Tanguay. Under the terms of Mr. Tanguay’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Tanguay’s RRSP to the fullest amount permissible under Canadian laws.

(4)

Perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of $50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(5)	Represents 200,000 options granted on December 20, 2012.

(6)	Represents 125,000 options granted on December 20, 2012.

(7)	Represents 125,000 options granted on December 20, 2012.

(8)

This amount represents a cash retention bonus which was paid in January 2013. On May 23, 2012, the Board of Directors agreed to amend the terms and conditions of Mr. Marsolais’ employment agreement to provide for a one-time cash retention bonus of $100,000 if Mr. Marsolais were to remain with the Corporation until December 31, 2012.

(9)	Represents 125,000 options granted on December 20, 2012.

(10)	Mr. Perazzelli’s annual base salary was increased to $215,000 from $197,000 in February 2013 as a retention measure.

(11)	Represents 125,000 options granted on December 20, 2012.

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2013, no DSUs were granted to our Named Executive Officers and 700,000 options to purchase common shares were granted to our Named Executive Officers on December 20, 2012.

Form 20-F

The table below details the outstanding option-based awards and share-based awards as at November 30, 2013 for each of our Named Executive Officers.

	Option-Based Awards				Share-Based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercice price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Luc Tanguay President and Chief Executive Officer	125,000(3)	1.94	2016.02.08	Nil	--	--	7,169(4)
	25,000	8.23	2017.01.12	Nil
	20,000	1.80	2018.12.18	Nil
	25,000	3.84	2019.12.08	Nil
	200,000	0.38	2022.12.20	Nil
Marie-Noël Colussi Vice President, Finance	22,500	1.85	2015.03.16	Nil	--	--	827(5)
	10,000	1.20	2015.12.20	Nil
	15,000	8.23	2017.01.12	Nil
	1,000	8.50	2018.01.30	Nil
	15,000	1.80	2018.12.18	Nil
	20,000	3.84	2019.12.08	Nil
	125,000	0.38	2022.12.20	Nil
Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	25,000	11.48	2017.07.11	Nil	--	--	1,641(6)
	25,000	10.60	2017.08.06	Nil
	1,000	8.50	2018.01.30	Nil
	65,000	1.80	2018.12.18	Nil
	35,000	3.84	2019.12.08	Nil
	125,000	0.38	2022.12.20	Nil
Jocelyn Lafond Vice President, Legal Affairs, Corporate Secretary	25,000	8.29	2017.03.29	Nil	--	--	1,300(7)
	25,000	10.60	2017.08.06	Nil
	65,000	1.80	2018.12.18	Nil
	30,000	3.84	2019.12.08	Nil
	125,000	0.38	2022.12.20	Nil
Pierre Perazzelli Vice President, Pharmaceutical Development	41,666	1.86	2016.03.30	Nil	--	--	1,056(8)
	15,000	8,23	2017.01.12	Nil
	1,000	8.50	2018.01.30	Nil
	15,000	1.80	2018.12.18	Nil
	20,000	3.84	2019.12.08	Nil
	125,000	0.38	2022.12.20	Nil

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)

The market or payout value of share-based awards that have vested as at November 30, 2013 is determined by multiplying the closing price of our common shares as at November 29, 2013 ($0.26) on the TSX by the number of share-based awards held as at November 30, 2013. The TSX was closed for business on November 30, 2013.

(3)

Under the terms of Mr. Tanguay’s employment agreement, in the event his employment agreement is terminated, he will be entitled to exercise these options on the earlier of (i) twenty-four (24) months from the termination of his employment agreement and (ii) the expiry date of these options.

(4)	Represents 27,572 DSUs granted on December 15, 2010.

(5)	Represents 3,182 DSUs granted on December 15, 2010.

(6)	Represents 6,312 DSUs granted on December 15, 2010.

(7)	Represents 5,000 DSUs granted on December 15, 2010.

(8)	Represents 4,061 DSUs granted on December 15, 2010.

Form 20-F

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2013 under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year ($)
Luc Tanguay President and Chief Executive Officer	Nil(2)	Nil	188,500
Marie-Noël Colussi Vice President, Finance	Nil(3)	Nil	45,500
Christian Marsolais Senior Vice President, Scientific Affairs and Alliances	Nil(4)	Nil	15,000
Jocelyn Lafond Vice President, Legal Affairs and Corporate Secretary	Nil(5)	Nil	62,000
Pierre Perazzelli Vice President, Pharmaceutical Development	Nil(6)	Nil	57,000

(1)

The value is determined by assuming that the options vested during the financial year would have been exercised on the vesting date. The value corresponds to the difference between the closing price of our common shares on the TSX on the vesting date and the exercise price of the options on that date.

(2)

8,334 options vested in the last fiscal year, all of which had an exercise price higher than the closing price of our common shares on the TSX on their vesting date. These 8,334 options had an exercise price of $3.84 and vested on December 8, 2012. On December 8, 2012, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 10, 2012 ($0.33).

(3)

6,667 options vested in the last fiscal year, all of which had an exercise price higher than the closing price of our common shares on the TSX on their vesting date. These 6,667 options had an exercise price of $3.84 and vested on December 8, 2012. On December 8, 2012, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 10, 2012 ($0.33).

(4)

11,667 options vested in the last fiscal year, all of which had an exercise price higher than the closing price of our common shares on the TSX on their vesting date. These 11,667 options had an exercise price of $3.84 and vested on December 8, 2012. On December 8, 2012, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 10, 2012 ($0.33).

(5)

10,000 options vested in the last fiscal year, all of which had an exercise price higher than the closing price of our common shares on the TSX on their vesting date. These 10,000 options had an exercise price of $3.84 and vested on December 8, 2012. On December 8, 2012, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 10, 2012 ($0.33).

(6)

6,667 options vested in the last fiscal year, all of which had an exercise price higher than the closing price of our common shares on the TSX on their vesting date. These 6,667 options had an exercise price of $3.84 and vested on December 8, 2012. On December 8, 2012, the TSX was closed for business. The closing price of our common shares on the TSX used to calculate the value vested of these options is the closing price on December 10, 2012 ($0.33).

Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his/her employment agreement if one of the events described in the table had occurred on November 30, 2013.

Luc Tanguay

President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Luc Tanguay on October 30, 2001. His agreement was subsequently amended on May 9, 2002, June 7, 2004, February 8, 2006 and July 12, 2012. On August 16, 2013, the Corporation entered into an amended and restated employment agreement with Mr. Luc Tanguay. The amended and restated employment agreement was entered into to reflect Mr. Tanguay’s position as President and Chief Executive Officer of the Corporation. In addition to his base salary, Mr. Tanguay is entitled to the Corporation’s benefits programs and is eligible to receive an annual bonus based on the attainment of annual objectives set by the Board of Directors. His annual bonus may reach up to 50% of his annual base salary. Mr. Tanguay is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board of Directors or any committee thereof. Under the terms of his

Form 20-F

employment agreement, Mr. Tanguay agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mr. Tanguay without just and sufficient cause, or further to an internal reorganization, he will receive an amount equal to twenty-four (24) months of his annual base salary, 200% of the last annual bonus he was paid and 200% of the value of the Corporation’s benefits to which he was entitled while employed by the Corporation. Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Tanguay’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control”, his employment agreement provides for an indemnity equal to twenty-four (24) months of his annual base salary, 200% of his targeted annual bonus and the value of the Corporation’s benefits to which he was then entitled in the last twenty-four (24) months. However, if Mr. Tanguay resigns on his own free will within twelve (12) months after the occurrence of a “Change of Control”, he will be entitled to receive twelve (12) months of his annual base salary, 100% of his targeted annual bonus and the value of the Corporation’s benefits to which he was then entitled in the last twelve (12) months. In Mr. Tanguay’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Tanguay’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)
Retirement (3)	--	Nil	7,169
Termination of Employment without Just Cause (3)	1,045,990(5)	Nil	7,169
Termination of Employment in the event of a Change of Control(4)	1,177,590(5)	Nil	7,169
Voluntary Resignation in the event of a Change of Control(4)	588,795(5)	Nil	7,169
Voluntary Resignation (3)	--	Nil	7,169

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on the TSX on November 29, 2013 ($0.26) and the respective exercise price of each vested option as at November 30, 2013. The TSX was closed for business on November 30, 2013.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2013 by the closing price of our common shares on the TSX on November 29, 2013 ($0.26). The TSX was closed for business on November 30, 2013.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date. Under the terms of Mr. Tanguay’s employment agreement, the termination of his employment with the Corporation entitles him to exercise the balance (125,000) of the 350,000 options he was granted on February 8, 2006 at an exercise price of $1.94 on the earlier of (i) twenty-four (24) months from his termination date and (ii) the expiry date of these options (February 8, 2016).

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of the common shares on November 29, 2013 on the TSX ($0.26) would be exercised. The TSX was closed for business on November 20, 2013.

(5)	As at November 30, 2013, the last bonus paid to Mr. Tanguay was the bonus he received for the fiscal year 2011 which amounted to $122,200.

Marie-Noël Colussi

Vice President, Finance

Mrs. Colussi has been with the Corporation since March 1997. On April 2, 2007, the Corporation entered into a written employment agreement with Mrs. Colussi for an indeterminate term and an amendment was subsequently entered into on July 6, 2012. In addition to her base salary, Mrs. Colussi is also entitled to receive the Corporation’s benefit programs and is eligible to receive an annual bonus based on the attainment of objectives set annually by the President and Chief Executive Officer. Mrs. Colussi is also entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of her employment agreement, Mrs. Colussi agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates the employment of Mrs. Colussi without just and sufficient cause, she will receive an amount equal to the higher of (i) twelve (12) months of her annual base salary (excluding bonus and the value of other benefits to which she is entitled) and (ii) one month of her annual base salary per year of services with the Corporation but up to a maximum of eighteen (18) months. In the event of a “Change of Control” resulting in the termination of Mrs. Colussi’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, her employment agreement provides for an indemnity equal to the higher of (i) twelve (12) months of her annual base salary and 100% of her targeted annual bonus; and (ii) one month of her annual base salary per year of services with the Corporation, but up to a maximum of eighteen (18) months (excluding bonus and the value of other benefits to which she is entitled). In Mrs. Colussi’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of a take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mrs. Colussi’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Form 20-F

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share based awards (2) ($)
Retirement (3)	--	Nil	827
Termination of Employment without Just Cause (3)	226,667(5)	Nil	827
Termination of Employment in the event of a Change of Control(4)	226,667(5)	Nil	827
Voluntary Resignation in the event of a Change of Control(4)	--	Nil	827
Voluntary Resignation (3)	--	Nil	827
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on November 29, 2013 on the TSX ($0.26) and the respective exercise price of each vested option as at November 30, 2013. The TSX was closed for business on November 30, 2013.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2013 by the closing price of our common shares on the TSX on November 29, 2013 ($0.26). The TSX was closed for business on November 30, 2013.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles her to exercise her vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 29, 2013 on the TSX ($0.26) would be exercised. The TSX was closed for business on November 30, 2013.

(5)	Assumes that Mrs. Colussi receives sixteen (16) months of her annual base salary.

Christian Marsolais

Senior Vice President, Scientific Affairs and Alliances

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012 and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012 between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Scientific Affairs and Alliances, to provide cash incentive payments upon the occurrence of certain defined future events related to the filing and approval of EGRIFTATM in certain Latin American countries and in Europe, to increase its targeted bonus rate from 33 1/3% to 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Marsolais is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Marsolais is also entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board of Directors or any committee thereof. Under the terms of his agreement, Mr. Marsolais agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause, he will receive an amount equal to eighteen (18) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Marsolais under applicable civil law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Marsolais’ agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Marsolais’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement (3)	--	Nil	1,641
Termination of Employment without Just Cause (3)	397,500	Nil	1,641
Termination of Employment in the event of a Change of Control(4)	503,500(5)	Nil	1,641
Voluntary Resignation in the event of a Change of Control(4)	--	Nil	1,641
Voluntary Resignation (3)	--	Nil	1,641

Form 20-F

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on November 29, 2013 on the TSX ($0.26) and the respective exercise price of each vested option as at November 30, 2013. The TSX was closed for business on November 30, 2013.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2013 by the closing price of our common shares on the TSX on November 29, 2013 ($0.26). The TSX was closed for business on November 30, 2013.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 29, 2013 on the TSX ($0.26) would be exercised. The TSX was closed for business on November 30, 2013.

(5)	Assumes that Mr. Marsolais receives eighteen (18) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Jocelyn Lafond

Vice President, Legal Affairs, and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 27, 2007 and an amendment was subsequently entered into on July 5, 2012. In addition to his base salary, Mr. Lafond is entitled to the Corporation’s benefit programs and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Lafond is entitled to receive options under the Option Plan and DSUs under the DSU Plan. Under the terms of his agreement, Mr. Lafond agreed to non-disclosure and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Lafond’s employment without just and sufficient cause, he will receive an amount equal to twelve (12) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). Furthermore, in the event of a “Change of Control” resulting in the termination of Mr. Lafond’s employment without just and sufficient cause within twenty-four (24) months of such “Change of Control” or if he resigns of his own free will during such period, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Lafond under applicable civil law and (ii) twelve (12) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Lafond’s agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Lafond’ agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement (3)	--	Nil	1,300
Termination of Employment without Just Cause (3)	233,000	Nil	1,300
Termination of Employment in the event of a Change of Control(4)	310,667(5)	Nil	1,300
Voluntary Resignation in the event of a Change of Control(4)	310,667(5)	Nil	1,300
Voluntary Resignation (3)	--	Nil	1,300
(1)

The value assumes that upon the occurrence of an event, all vested options would be exercised. The value is the difference between the closing price of our common shares on November 29, 2013 on the TSX ($0.26) and the respective exercise price of each vested option as at November 30, 2013. The TSX was closed for business on November 30, 2013.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2013 by the closing price of our common shares on the TSX on November 29, 2013 ($0.26). The TSX was closed for business on November 30, 2013.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the stock options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of its Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 29, 2013 on the TSX ($0.26) would be exercised. The TSX was closed for business on November 30, 2013.

(5)	Assumes that Mr. Lafond receives twelve (12) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

Form 20-F

Pierre Perazzelli

Vice President, Pharmaceutical Development

The Corporation entered into an employment agreement for an indeterminate term with Mr. Pierre Perazzelli on May 15, 2000. His agreement was subsequently amended on July 14, 2012. An amended and restated employment agreement was entered into on February 12, 2013 between Mr. Perazzelli and the Corporation. The amended and restated employment agreement was entered into to add new restrictive covenants in favour of the Corporation, to reflect Mr. Perazzelli annual base salary increase and to amend his severance payment terms in the event the Corporation terminates his employment without just and sufficient cause. In addition to his base salary, Mr. Perazzelli is entitled to the Corporation’s benefits program and is eligible to receive an annual bonus based on attainment of objectives set annually by the President and Chief Executive Officer. Mr. Perazzelli is entitled to receive options under the Option Plan and is eligible to participate in any incentive program developed by the Board of Directors or any committee thereof. Under the terms of his agreement, Mr. Perazzelli agreed to non-competition, non-solicitation, non-disclosure, standstill and assignment of intellectual property provisions in favour of the Corporation. If the Corporation terminates Mr. Perazzelli’s employment without just and sufficient cause, he will receive an amount equal to twenty-four (24) months of his annual base salary (excluding bonus and the value of other benefits to which he is entitled). In the event of a “Change of Control” resulting in the termination of Mr. Perazzelli’s employment without just and sufficient cause within twelve (12) months of such “Change of Control”, his employment agreement provides for an indemnity equal to the higher of (i) the value of the time-period related to the reasonable notice to be provided to Mr. Perazzelli under applicable civil law and (ii) eighteen (18) months of his annual base salary and 100% of his targeted annual bonus. In Mr. Perazzelli’s agreement, a “Change of Control is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of take-over bid, merger, amalgamation, arrangement or other similar transactions, of at least 40% of the outstanding voting securities of the Corporation. In Mr. Perazzelli’s agreement, the sale of all or substantially all of the assets of the Corporation is also deemed a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement (3)	--	Nil	1,056
Termination of Employment without Just Cause (3)	430,000	Nil	1,056
Termination of Employment in the event of a Change of Control(4)	501,667(5)	Nil	1,056
Voluntary Resignation in the event of a Change of Control(4)	--	Nil	1,056
Voluntary Resignation (3)	--	Nil	1,056
(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of our common shares on November 29, 2013 on the TSX ($0.26) and the respective exercise price of each vested option as at November 30, 2013. The TSX was closed for business on November 30, 2013.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2013 by the closing price of our common shares on the TSX on November 29, 2013 ($0.26). The TSX was closed for business on November 30, 2013.

(3)	Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a 180-day period after the termination date.

(4)

In computing the value of the options in the event of a Change of Control, the Corporation assumed that all unvested options would vest as per the terms of Section 5.5 of the Option Plan and that all vested options having an exercise price lower than the closing price of our common shares on November 29, 2013 on the TSX ($0.26) would be exercised. The TSX was closed for business on November 30, 2013.

(5)	Assumes that Mr. Perazzelli receives twenty-four (24) months of his annual base salary and 100% of his targeted bonus over his twelve (12) month annual base salary.

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

Form 20-F

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

During the fiscal year ended November 30, 2013, the Audit Committee met a total of 5 times. Each member attended all meetings.

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

Compensation Committee

The Compensation Committee is currently composed of four independent directors, namely Mr. Jean-Denis Talon who acts as Chair, Mr. Gilles Cloutier, Mr. Paul Pommier and Mrs. Dawn Svoronos.

During the fiscal year ended November 30, 2013, the Compensation Committee met one time. Each member attended the meeting.

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

Corporate Governance Committee

The Corporate Governance Committee is currently composed of three independent directors, namely Mr. Gérald A. Lacoste, who acts as the Chair, Mr. Gilles Cloutier and Mrs. Dawn Svoronos.

During the fiscal year ended November 30, 2013, the Corporate Governance Committee met one time. Each member attended the meeting.

The Corporate Governance Committee is responsible for assisting the Board of Directors to oversee the followings:

-	recruiting candidates for the Board;

Form 20-F

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

D.   Employees

The following table details the aggregate number of individuals employed by us at the end of our last three fiscal years, as well as the number of employees by main category of activity:

Category of Activity	As at November 30, 2013	As at November 30, 2012	As at November 30, 2011
Manufacturing	1	2	2
Research and Development	8	8	38
Administration and Business Development	9	9	29
	18	19	69

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

As of February 24, 2014, the total number of common shares held by our directors and Executive Officers amounted to 720,772, which represented 1.2% of our outstanding common shares.

Share Option Plan

A maximum of 5,000,000 common shares have been reserved for stock option grants under our share option plan, or Option Plan, of which, as at February 24, 2014, 1,461,972 options remain available for issuance.

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

Form 20-F

During the fiscal year ended November 30, 2013, 880,000 options were granted under the Option Plan.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2013.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-average Exercise Price of Outstanding Option	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
Equity Compensation Plan Approved by Shareholders	3.1%	$2.30	1,464,304
Equity Compensation Plans Not Approved by Shareholders	--	--	--
Total	3.1%	$2.30	1,464,304

Deferred Share Unit Plan

On December 10, 2010, the Board of Directors adopted a deferred share unit plan, or DSU Plan, for the benefit of its directors and executive officers, or Beneficiaries.

However, in April 2013, the Board decided to suspend the grant of DSU under the DSU Plan, as well as the Shareholding Policy. The goal of the DSU Plan was to increase the Corporation’s ability to attract and retain high-quality individual to act as directors or executive officers and better align the interests of the directors and executive officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who were directors were entitled to elect to receive all or part of their annual retainer as Board member in deferred share units, or DSUs. In addition to his right to convert all or part of his annual retainer as Board member, the past chair of the Board was also entitled to elect to receive all or part of his annual retainer as Chair of the Board in DSUs. Beneficiaries who act as executive officers were entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU, or DSU Value, was equal to the average closing price of our common shares on the TSX on the date on which a Beneficiary determined that he desired to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who acted as directors had to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who acted as executive officers were required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

For the purposes of granting DSUs, the DSU Value for directors was determined on the first trading day of the beginning of a calendar quarter and the DSU Value for executive officers was determined on the second business day after they had been notified of their annual cash bonus.

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

Form 20-F

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

In the fiscal year ended November 30, 2013, 100,747 DSUs were issued to our directors only.

Item 7.   Major Shareholders and Related Party Transactions

A.    Major shareholders.

To our knowledge, no person beneficially owns, or controls or directs control, directly or indirectly, over more than five (5%) of our outstanding common shares, other than Ingalls & Snyder, LLC. who, based exclusively on a report dated February 7, 2014 and filed on February 7, 2014 on EDGAR (www.sec.gov) beneficially owns approximately 7.6% (4,652,205) of the outstanding common shares of the Corporation.

The following table indicates as of February 24, 2014 the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record(1)	Total number of common shares issued and outstanding	Number of U.S holders of record	Number of common shares held by U.S. holders of record (2)	Percentage of common shares held by U.S. holders of record

81	61,010,603	4	3,430,407	5.62%

(1)	A holder of record is a shareholder whose shares are registered in his name in the Corporation’s registers.
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

None of our directors and Executive Officers or persons who held such positions during the fiscal year ended November 30, 2013 is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries at any time during the fiscal year ended November 30, 2013 or as at February 24, 2014.

C.    Interests of experts and counsel.

Not applicable.

Item 8.   Financial Information

A.    Consolidated Statements and Other Financial Information.

See “Item 18 - Financial Statements” for certain other information required by this Item.

Legal Proceedings

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that we, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against us, a

Form 20-F

director and a former executive officer. On March 20, 2012, we filed a motion seeking permission to appeal this judgment with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. On July 17, 2013, the Court of Appeal of Québec dismissed our motion to dismiss the authorization to institute such class action and confirmed the decision of the Superior Court of Québec. On November 6, 2013, we filed a motion with the Supreme Court of Canada seeking permission to appeal the decision issued by the Court of Appeal of Québec. Such motion was granted by the Supreme Court of Canada on February 20, 2014.

In addition, on May 22, 2013, 121851 Canada Inc. filed a second motion of authorization to institute a class action against the Corporation, a director and a former executive officer with the Superior Court of Québec, district of Montréal. This second motion is based on the same facts and seeks the same conclusion as the first motion, except that damages are sought under the Civil Code of Québec. The parties have agreed to stay this motion until a final decision is issued under the first motion.

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

B.    Significant Changes.

See “Item 4.B - Business Overview - Legal Proceedings.”

Information relating to significant changes since November 30, 2013 is detailed in the Audited Consolidated Financial Statements of the Corporation under Note 27 Subsequent events included in “Item 18—Financial Statements” of our Annual Report.

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

(a) Five most recent full fiscal years:

	Common shares
	TSX (CA$)		NASDAQ (US$)(1)(2)
	High	Low	High	Low
From December 1, 2012 to November 30, 2013	0.60	0.19	0.74	0.24
From December 1, 2011 to November 30, 2012	2.79	0.25	2.78	0.2465
From December 1, 2010 to November 30, 2011	5.98	2.09	5.00	2.01
From December 1, 2009 to November 30, 2010	6.15	1.83	N.A.	N.A.
From December 1, 2008 to November 30, 2009	3.45	1.13	N.A.	N.A.
(1)	Our common shares began trading on NASDAQ on June 15, 2011.
(2)	Our common shares were delisted from NASDAQ on February 5, 2013.

(b)  Two most recent full fiscal years and subsequent period for each financial quarter :

	Common shares
	TSX (CA$)		NASDAQ (US$)(1)(2)
	High	Low	High	Low
2013 1st Quarter	0.60	0.235	0.74	0.24
2013 2nd Quarter	0.46	0.245	N.A.	0.275
2013 3rd Quarter	0.41	0.275	N.A.	N.A.
2013 4th Quarter	0.41	0.19	N.A.	N.A.

Form 20-F

	Common shares
	TSX (CA$)		NASDAQ (US$)(1)(2)
	High	Low	High	Low
2012 1st Quarter	2.79	1.82	2.78	1.76
2012 2nd Quarter	2.59	1.42	2.85	1.38
2012 3rd Quarter	1.90	0.57	1.86	0.55
2012 4th Quarter	0.65	0.25	0.70	0.2465
(1)	Our common shares began trading on NASDAQ on June 15, 2011.
(2)	Our common shares were delisted from NASDAQ on February 5, 2013.

(c) Most recent six months :

	Common shares
	TSX (CA$)		NASDAQ (US$)
	High	Low	High	Low(1)
February 2014 (until 24)	0.50	0.33	N.A.	N.A.
January 2014	0.52	0.39	N.A.	N.A.
December 2013	0.56	0.25	N.A.	N.A.
November 2013	0.32	0.20	N.A.	N.A.
October 2013	0.245	0.22	N.A.	N.A.
September 2013	0.305	0.19	N.A.	N.A.
(1)	Our common shares were delisted from NASDAQ on February 5, 2013.

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

Form 20-F

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

Our By-laws provide that special meetings of shareholders may be called at any time as determined by the Board of Directors, the Chair of the Board of Directors or the President and Chief Executive Officer of the Corporation. Our shareholders are entitled to call special meetings of shareholders provided that they hold at least 10% of the issued and outstanding classes of shares entitled to vote at the meeting so called.

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

Our By-laws do not contain any provision that would have an effect of delaying, deferring or preventing a change in control of the Corporation. However, at our annual meeting of shareholders held on May 24, 2013, our shareholders have passed a resolution to renew the Rights Plan which was effective since 2010. The Rights Plan entitles a holder of rights (other than the Acquiring Person, as defined below, or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) to purchase our common shares at a discount of 50% to the market price upon a person becoming an “Acquiring Person”, subject to certain exceptions and the terms and conditions set out in the Rights Plan. An “Acquiring Person” is defined in the Rights Plan as a beneficial owner of 20% or more of our common shares. The Rights Plan will expire at the close of our annual meeting of shareholders in 2016.

Form 20-F

In order to implement the Rights Plan, we issued one right in respect of each common share outstanding as of 6:00 p.m. (Montreal time) on February 9, 2010, the “Effective Date”. With the renewal of the Rights Plan, one right will continue to be issued and attached to each subsequently issued common share. The rights will separate and trade separately from the common shares to which they are attached and will become exercisable after the “Separation Time”, as defined below:

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

After the time at which a person becomes an Acquiring Person, and subject to the terms and conditions set out in the shareholder rights plan agreement, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the Acquiring Person and related persons, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last twenty (20) trading days preceding the Common Share Acquisition Date (as defined in the Rights Plan).

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

EMD Serono Termination Agreement – United States

On December 13, 2013, we entered into a termination and transfer agreement with EMD Serono, Inc. providing for the termination of the EMD Serono Agreement and pursuant to which we were to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTA® (tesamorelin for injection) in the United States.

Under the terms of the EMD Serono Termination Agreement, we agreed to pay an early termination fee of USD $20,000,000, or Early Termination Fee, over a five-year period starting on the first anniversary of the closing date. The closing date is scheduled to occur on May 1, 2014. We also agreed to pay EMD Serono an undisclosed increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until an undisclosed cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, the Corporation agreed to grant EMD Serono a security interest on its present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the amount of USD $20,000,000 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

The EMD Serono Termination Agreement provides that from and after the closing date, we will be responsible for the conduct of all regulatory and commercialization activities in the United States, including the conduct of the post-approval studies mandated by the FDA upon approval of EGRIFTATM.

Form 20-F

The EMD Serono Termination Agreement contains provisions regarding the transfer of the regulatory files between the parties, a five (5) year non-compete undertaking by EMD Serono in favor of the Corporation and customary representations and warranties and indemnity provisions. In addition, the EMD Serono Transfer Agreement provides that in the event there occurs a change of control of the Corporation within eighteen (18) months after the closing date, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future undisclosed Royalties. If such change of control occurs after eighteen (18) months after the closing date, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

Until the closing date, EMD Serono will continue the commercialization of EGRIFTATM in the United States pursuant to the terms and conditions of the EMD Serono Agreement.

inVentiv Agreement – United States

On December 10, 2013, we entered into a master service agreement with Ventiv Commercial Services, LLC, or inVentiv Agreement, pursuant to which we agreed to retain the services of inVentiv Health to provide us with various services in connection with the commercialization of EGRIFTATM in the United States.

The specific services to be provided to the Corporation and the terms related thereto will be detailed in various project agreements. inVentiv Health will provide us with services related to a sales force, medical science liaison personnel, negotiation support with wholesalers, specialty pharmacies and other entities involved in the commercialization and distribution of EGRIFTATM, assistance with regulatory, compliance and reimbursement matters and patients and health care professionals communication services.

The inVentiv Agreement contains customary representations and warranties, indemnification, confidentiality and intellectual property provisions and has a three (3) year term, unless earlier terminated pursuant to the termination provisions contained therein.

Ferrer Termination Agreement – Europe, Russia, South Korea, Taiwan, Thailand and Certain Central Asian Countries

On April 4, 2013, we and our wholly-owned subsidiary, Theratechnologies Europe Inc., entered into a termination agreement with Ferrer Internacional, S.A. providing for the immediate termination of the Ferrer Agreement and allowing our wholly-owned subsidiary, Theratechnologies Europe Inc., to regain all rights to EGRIFTATM in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian Countries.

Amendment to Lease Agreement

On March 27, 2013, we entered into a second amendment agreement, or Lease Amendment, with CIG III Technoparc Nominee Inc., or CIG, pursuant to which we amended the terms of our lease agreement for our offices located at 2310 Alfred-Nobel Blvd., in the City of Montreal, Province of Québec in Canada. Under the terms of the Lease Amendment, we reduced the office space we rent from 36,400 square foot to 5,000 square foot and the term of the lease from eight (8) years to five (5) years. As consideration for the execution of the Lease Amendment, we agreed to pay a $1,800,000 indemnity fee to CIG.

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

Actelion Agreement—Canada

On February 20, 2012, we and our wholly-owned subsidiary, Theratechnologies Canada Inc., entered into a supply, distribution and licensing agreement with Actelion granting Actelion the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada.

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

There is no limitation imposed by Canadian law or by our Articles or our other charter documents on the right of a non-resident to hold or vote voting shares, other than as provided by the Investment Canada Act (Canada), or Investment Canada Act, the North American Free trade Agreement Implementation Act (Canada), or North American Free Trade Agreement, and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

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

Form 20-F

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

Distributions With Respect to Common Shares

Theratechnologies does not anticipate making distributions on its common shares in the foreseeable future. However, subject to the discussion under “– Passive Foreign Investment Company” below, the gross amount of distributions (including constructive distributions), if any, paid on the common shares generally would be treated as dividend income to the extent paid out of Theratechnologies’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). A U.S. Holder would be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) on the day actually or constructively received. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such common shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of common shares), and then as gain from the sale or exchange of such common shares. Because Theratechnologies may not maintain complete calculations of its earnings and profits in accordance with U.S. federal income tax principles, a U.S. Holder should assume that any distribution will constitute ordinary dividend income. A corporate U.S. Holder generally will not be entitled to a dividends-received deduction that is otherwise available upon the receipt of dividends distributed by U.S. corporations.

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

The amount of a distribution paid to a U.S. Holder of common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of actual or constructive receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

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

Form 20-F

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

Passive Foreign Investment Company

We hold, and will continue to hold, reserves for operating funds in the form of bonds and other passive assets and, as a result, we may have become, for the year ended November 30, 2013, or may become in subsequent years, a PFIC. The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets and common shares and the amount and type of our income.

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

Once we are a PFIC for any portion of the period that you hold our common shares, all of our subsequent distributions, and any subsequent dispositions by you of such common shares, are subject to the excess distribution rules discussed below, even if we cease to be a PFIC. There can be no assurance that the IRS will not challenge any determination made by Theratechnologies concerning its PFIC status or that Theratechnologies will not be a PFIC for any taxable period. In addition, Theratechnologies may not undertake a PFIC analysis with respect to itself, or any of its subsidiaries, in the future and may not provide a U.S. Holder with enough information for the holder to perform his, her or its own analysis regarding the company’s (or any subsidiary’s) PFIC status in the future. The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant regarding the PFIC rules.

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

Form 20-F

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

In general, a U.S. Holder that makes a timely Mark-to-Market Election with respect to the common shares will include in ordinary income, for each taxable year in which Theratechnologies is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years. If a U.S. Holder makes a Mark-to-Market Election after the first taxable year in which Theratechnologies is a PFIC and such U.S. Holder has not made a timely QEF Election with respect to Theratechnologies, the PFIC rules described above will apply to certain dispositions of, and distributions on, the common shares, and the U.S. Holder’s mark-to-market income for the year of the election. If Theratechnologies were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to market gain or loss with respect to its common shares for any taxable year that Theratechnologies was not a PFIC.

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

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares if Theratechnologies is a PFIC and the common shares constitute marketable stock, no such election may be made with respect to the shares of any Subsidiary PFIC that a U.S. Holder is treated as owning if such shares are not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the deferred tax and interest charge described above with respect to a disposition or a deemed disposition of Subsidiary PFIC shares or a distribution or deemed distribution from a Subsidiary PFIC.

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

Form 20-F

A U.S. Holder cannot make and maintain a valid QEF Election unless Theratechnologies provides certain U.S. tax information necessary to make such an election. U.S. Holders should be aware that Theratechnologies does not intend to make such information available to U.S. Holders and, accordingly, U.S. Holders will not be able to make a QEF Election with respect to their common shares or any shares in a Subsidiary PFIC that a U.S. Holder is treated as indirectly owning. With respect to Theratechnologies or any subsidiary PFICs for which Theratechnologies does not or that U.S. Holders do not obtain the required information, U.S. Holders will be subject to the default PFIC rules discussed above.

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

Form 20-F

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

I.  Subsidiary information.

Information about our subsidiaries is detailed under “Item 4C.—Organizational Structure” of this Annual Report.

Item 11.     Quantitative and Qualitative Disclosures about Market Risks

Information relating to quantitative and qualitative disclosures about market risks is detailed in our Audited Consolidated Financial Statements under Note 21 Financial Instruments of “Item 18—Financial Statements” of this Annual Report.

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

Item 14.   Material Modification to the Rights of Security Holders and Use of Proceeds

None

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under Canadian and American laws is recorded, processed, summarized and reported within the time periods specified under Canadian and the SEC’s rules and forms, and that such information is accumulated and communicated to our President and Chief Executive Officer and Vice President, Finance, to allow timely decisions regarding required disclosure. Our management, including our President and Chief Executive Officer and Vice President, Finance, conducted an evaluation of our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report. Based upon that evaluation, our President and Chief Executive Officer and Vice President, Finance, have concluded that, as of November 30, 2013, our disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rule 13a-15(e), were effective to ensure that

Form 20-F

information we are required to disclose in reports that we file or submit under Canadian and American laws is communicated to management, including our President and Chief Executive Officer and Vice President, Finance, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified under Canadian and the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and Vice President, Finance, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal controls over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal controls over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operational effectiveness of our internal controls over financial reporting. Based on that assessment, our management concluded that as of November 30, 2013, our internal controls over financial reporting was effective.

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

Form 20-F

Item 16C.   Principal Accountant Fees and Services

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2013 and 2012:

Fees	Fiscal year ended November 30, 2013 ($)	Fiscal year ended November 30, 2012 ($)
Audit Fees(1)	113,500	158,250
Audit-Related Fees(2)	14,000	41,000
Tax Fees(3)	49,875	42,650
All other Fees	Nil	Nil
Total:	177,375	241,900
(1)	Refers to the aggregate fees billed by our external auditors for audit services.

(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee is responsible for the oversight of our independent auditors’ work. Our Audit Committee pre-approves all audit and non-audit services provided by KPMG LLP. These services may include audit services, audit-related services, tax services and other services. The Audit Committee appoints the auditors and oversees and fixes the compensation for all such services. KPMG LLP. and our management report to the Audit Committee regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. The Audit Committee approved 100% of the fees listed on the table above.

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

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17.     Financial Statements

Not applicable.

Item 18.     Financial Statements

The Audited Consolidated Financial Statements of the Corporation appear on pages 95 to 145 of this Annual Report.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars)

Form 20-F

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Theratechnologies Inc.

We have audited the accompanying consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as at November 30, 2013 and November 30, 2012, the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Theratechnologies Inc. as at November 30, 2013 and November 30, 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended November 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.1

/s/ KPMG LLP*

February 26, 2014

Montreal, Canada

*	CPA auditor, CA, public accountancy permit No. A111162

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

As at November 30, 2013 and 2012

(in thousands of Canadian dollars)

	Note	2013	2012
		$	$

Assets

Current assets
Cash		967	1,512
Bonds	9	99	149
Trade and other receivables	10	489	1,168
Tax credits and grants receivable	11	—	421
Inventories	12	10,995	12,789
Prepaid expenses		404	970
Derivative financial assets	16(b)	106	79

Total current assets		13,060	17,088

Non-current assets
Bonds	9	11,287	18,842
Property and equipment	13	281	402
Other assets		216	—
Total non-current assets		11,784	19,244
Total assets		24,844	36,332

Liabilities

Current liabilities
Accounts payable and accrued liabilities	14	3,371	3,339
Provisions	20(b)	—	1,211
Current portion of deferred revenue	5	1,279	1,854

Total current liabilities		4,650	6,404

Non-current liabilities
Provisions	20(b)	—	4,415
Other liabilities	15	174	216
Deferred revenue	5	1,492	2,627

Total non-current liabilities		1,666	7,258

Total liabilities		6,316	13,662

Equity

Share capital	16	280,872	280,872
Contributed surplus		8,232	8,158
Deficit		(270,841)	(266,786)
Accumulated other comprehensive income		265	426

Total equity		18,528	22,670

Total liabilities and equity		24,844	36,332

Contingent liability	19
Commitments	24
Subsequent events	27

Approved by the Board of Directors,

(signed) Paul Pommier	(signed) Jean-Denis Talon
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive Loss

For the years ended November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

	Note		2013	2012	2011
			$	$	$

Revenue
Sale of goods	5		2,544	5,235	8,351
Research services
Up-front payments and initial technology access fees	5		1,710	4,077	5,134
Royalties and licence fees	5		3,299	4,255	1,443

			7,553	13,567	14,928

Operating expenses

Cost of sales
Cost of goods sold			2,262	4,711	8,040
Unallocated production costs	7		1,449	345	1,106

			3,711	5,056	9,146
Research and development expenses, net of tax credits of $141 (2012 - $692; 2011 - $957)	11		7,371	6,341	10,992
Selling and market development expenses			250	852	2,019
General and administrative expenses			3,815	5,462	10,823
Restructuring costs	20	(b)	(3,111)	10,702	716

			12,036	28,413	33,696

Loss from operating activities			(4,483)	(14,846)	(18,768)

Finance income	8		541	890	1,602
Finance costs	8		(87)	21	(636)

			454	911	966

Loss before income taxes			(4,029)	(13,935)	(17,802)

Income tax expense (recovery)	17		26	5	(72)

Net loss for the year			(4,055)	(13,940)	(17,730)

Other comprehensive loss, net of tax
Items that may be reclassified to loss in the future:
Net change in fair value of available-for-sale financial assets, net of tax			(75)	100	121
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			(86)	(133)	(228)

			(161)	(33)	(107)

Total comprehensive loss for the year			(4,216)	(13,973)	(17,837)

Basic and diluted net loss per share	16(e)		(0.07)	(0.23)	(0.29)

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

For the years ended November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars)

						Unrealized gains
		Share capital				(losses) on
		Number		Contributed		available-for-sale
	Note	of shares	Amount	surplus	Deficit	financial assets*	Total
			$	$	$	$	$

Balance as at November 30, 2010		60,512,764	279,398	7,808	(235,116)	566	52,656

Total comprehensive loss for the year
Net loss for the year		—	—	—	(17,730)	—	(17,730)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	121	121
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	—	(228)	(228)

Total comprehensive loss for the year		—	—	—	(17,730)	(107)	(17,837)

Transactions with owners, recorded directly in equity
Issuance of common shares	16(a)	7,837	34	—	—	—	34
Share-based compensation plan
Share-based compensation for stock option plan		—	—	822	—	—	822
Exercise of stock options
Monetary consideration		344,665	668	—	—	—	668
Attributed value		—	388	(388)	—	—	—

Total contributions by owners		352,502	1,090	434	—	—	1,524

Balance as at November 30, 2011		60,865,266	280,488	8,242	(252,846)	459	36,343

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity (continued)

For the years ended November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars)

		Share capital				Unrealized gains (losses) on available-for-sale financial assets*
	Note	Number of shares	Amount	Contributed surplus	Deficit		Total
			$	$	$	$	$

Balance as at November 30, 2011		60,865,266	280,488	8,242	(252,846)	459	36,343

Total comprehensive loss for the year
Net loss for the year		—	—	—	(13,940)	—	(13,940)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	100	100
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	—	(133)	(133)

Total comprehensive loss for the year		—	—	—	(13,940)	(33)	(13,973)

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	16 (d)	—	—	57	—	—	57
Exercise of stock options
Monetary consideration	16 (d)	145,337	243	—	—	—	243
Attributed value	16 (d)	—	141	(141)	—	—	—

Total contributions by owners		145,337	384	(84)	—	—	300

Balance as at November 30, 2012		61,010,603	280,872	8,158	(266,786)	426	22,670

Total comprehensive income for the year
Net loss for the year		—	—	—	(4,055)	—	(4,055)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	(75)	(75)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	—	(86)	(86)

Total comprehensive loss for the year		—	—	—	(4,055)	(161)	(4,216)

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	16 (d)	—	—	74	—	—	74

Total contributions by owners		—	—	74	—	—	74

Balance as at November 30, 2013		61,010,603	280,872	8,232	(270,841)	265	18,528

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

For the years ended November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars)

	Note	2013	2012	2011
		$	$	$
Cash flows from
Operating activities
Net loss for the year		(4,055)	(13,940)	(17,730)
Adjustments for
Depreciation of property and equipment	13	121	564	332
Gain on sale of property and equipment		(60)	—	—
Change in deferred revenue		(1,710)	(4,077)	(5,135)
Share-based compensation for stock option plan	16 (d)	74	57	822
Income tax expense (recovery)		26	5	(72)
Writedown of inventories	12	1,118	407	400
Lease inducements and amortization	15 and 18	(42)	(559)	450
Change in fair value of derivative financial assets	16 (b)	19	558	490
Change in fair value of liability related to deferred stock unit plan	16 (b)	(6)	(556)	(455)
Change in fair value of derivative financial liabilities		—	(16)	16
Interest income		(455)	(757)	(1,374)
Interest received		684	1,253	1,515

		(4,286)	(17,061)	(20,741)

Changes in operating assets and liabilities

Trade and other receivables		683	616	(1,623)
Tax credits and grants receivable		421	(75)	(14)
Inventories		676	(2,864)	(6,415)
Prepaid expenses		566	1,338	(1,077)
Accounts payable and accrued liabilities		(178)	(3,162)	2,600
Provisions		(5,626)	5,574	52

		(3,458)	1,427	(6,477)

Cash flows used in operating activities		(7,744)	(15,634)	(27,218)

Financing activities
Proceeds from issue of share capital		—	—	34
Proceeds from exercise of stock options	16 (d)	—	243	668

Cash flows from financing activities		—	243	702

Investing activities
Acquisition of property and equipment	13	—	(69)	(234)
Proceeds from sale of property and equipment		60	—	—
Proceeds from sale of bonds		7,189	14,703	31,141
Acquisition of bonds		—	—	(27,644)
Prepayment of derivative financial assets		(50)	(290)	(837)

Cash flows from investing activities		7,199	14,344	2,426

Net change in cash		(545)	(1,047)	(24,090)

Cash – Beginning of year		1,512	2,559	26,649

Cash – End of year		967	1,512	2,559

See note 20 for other information.

The accompanying notes are an integral part of these consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

1	The reporting entity and its future operations

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and an improved quality of life.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

The Company’s ability to generate revenue is currently solely based on the commercialization of EGRIFTATM in the United States. The Company’s revenues are mainly derived from sales of EGRIFTATM to EMD Serono, Inc. (EMD Serono) for re-sale, royalties received from EMD Serono on US sales of EGRIFTATM to customers, milestone payments from the collaboration and licensing agreement entered into with EMD Serono (the EMD Serono Agreement) and the amortization of the initial payment received upon the closing of the EMD Serono Agreement.

As discussed in note 27, Subsequent events, the Company has temporarily ceased manufacturing EGRIFTATM which is expected to result in a shortage of finished goods, the impact of which will prevent the Company from earning revenues and royalties during a period of time. As of the date of authorization of these consolidated financial statements, the Company has not resumed the manufacture of EGRIFTATM and is unable to determine a timeline to resume its manufacture and delivery. The Company is investigating the manufacturing issues noted and completing additional tests. The Company’s inability to supply EGRIFTATM to the market will likely have a negative impact on its cash flows.

Also, as discussed in note 27, Subsequent events, the Company’s future operations will significantly change in the coming year, which may impact the risk profile of its expected cash flows.

Notwithstanding the risks the Company is facing, it believes that it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months. However, in the future, this determination could be impacted by its inability to execute its resumption of the manufacture of EGRIFTATM in a timely manner, as well as by other future events that are beyond the Company’s control.

2	Basis of preparation

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

The consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2014.

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

Use of estimates and judgment

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Judgments in applying accounting policies

Revenue and deferred revenue

Revenue recognition is subject to critical judgments, particularly in collaboration agreements that include multiple deliverables, as judgment is required in allocating revenue to each component, including up-front payments, milestone payments, research services, royalties and license fees, and sale of goods. Management uses judgment in estimating the amount of royalties earned. The amount earned is calculated as a percentage of net sales of its products realized by the Company’s licensees. Net sales are provided by licensees or estimated by management using estimates of revenues from product sales of the licensees less estimates for discounts, rebates, chargebacks and allowances (note 5 for additional information).

Estimation uncertainties

Contingent liability

Management uses judgment in assessing the possibility of any outflow in settlement of contingent liabilities (note 19 for additional information).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Onerous contracts

There is estimation uncertainty with respect to selecting inputs to the discounted cash flows used to determine the amount of the onerous contracts (note 20(b) for additional information).

Other areas of judgment and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

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

3	Significant accounting policies

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

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

(ii)	Royalties and licence fees

Royalties and licence fees are recognized when conditions and events under the licence agreement have occurred, the Company can make a reasonable estimate of the amount earned and collectibility is reasonably assured.

(iii)	Research services

Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Up-front payments and initial technology access fees

Up-front payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.

(b)	Milestone payments

Revenues subject to the achievement of milestones are recognized only when the specified events have occurred and collectibility is reasonably assured.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Cost of sales

Cost of goods sold

Cost of goods sold includes the cost of raw materials, supplies, direct labour and overhead charges allocated to goods sold.

Unallocated production costs

Unallocated production costs include unallocated indirect costs related to production as well as writedown of inventories.

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

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

Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of the work in progress is equal to the value of material provided by the Company plus all other work performed by third-party suppliers which has been invoiced to the Company.

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

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net loss.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in net loss as incurred.

Depreciation

The estimated useful lives, rates and the methods of depreciation for the current and comparative periods are as follows:

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years

Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term
		and economic life

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

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

During the years ended November 30, 2013, 2012 and 2011, no development expenditures were capitalized.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive (loss) income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net loss.

Leases

Operating lease payments are recognized in net loss on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net loss over the term of the lease on a straight-line basis.

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

An impairment test is performed on an individual basis for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in net loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net loss.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains (losses) on available-for-sale financial assets in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in net loss. Changes in impairment provisions attributable to time value are reflected as a separate component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in net loss, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (cash-generating unit). The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. Impairment losses recognized in prior periods are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. There were no onerous contracts as at November 30, 2013 and 2012 other than the onerous lease contract provided for as restructuring cost (see note 20).

Site restoration

Where there is a legal or constructive obligation to restore leased premises to good condition, except for normal ageing, on expiry or early termination of the lease, the resulting costs are provisioned up to the discounted value of estimated future costs and increase the carrying amount of the corresponding item of property and equipment. The Company amortizes the cost of restoring leased premises and recognizes an unwinding of discount expense on the liability related to the term of the lease.

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

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net loss except to the extent that they relate to items recognized directly in other comprehensive loss or in equity.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future periods. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

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

Share-based compensation

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

Deferred stock unit plan

The deferred stock units (DSUs) are totally vested at the grant date. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized at the grant date. The liability is adjusted periodically to reflect any change in market value of common shares.

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares, which consist of the stock options granted to employees.

4	Recent changes in accounting standards

New or revised standards and interpretations issued but not yet adopted

The following new or revised standards and interpretations have been issued but are not yet effective for the Company:

a)	IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9, (IFRS 9 (2009)), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 (2013). The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.

Special transitional requirements have been set for the application of the new general hedging model.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. Canadian reporting entities cannot early adopt IFRS 9 (2013) until it has been approved by the Canadian Accounting Standards Board. The extent of the impact of IFRS 9 has not yet been determined.

b)	IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities (SPE). IAS 27 (2008) survives as IAS 27 (2011), Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its consolidated financial statements for the annual period beginning on December 1, 2013. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

c)	IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income (OCI).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. The standard does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on December 1, 2013. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

d)	Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2013. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

e)	IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21, Levies.

This IFRIC (International Financial Reporting Interpretation Committee) is effective for annual periods commencing on or after January 1, 2014 and is to be applied retrospectively.

The IFRIC 21 provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executory contracts or other contractual arrangements.

The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The Company intends to adopt IFRIC 21 in its consolidated financial statements for the annual period beginning December 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

f)	Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. The IASB uses the annual improvements process to make non-urgent but necessary amendments to IFRS.

Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014; earlier application is permitted, in which case, the related consequential amendments to other IFRS would also apply.

Amendments were made to clarify the following in their respective standards:

•	Definition of “vesting condition” in IFRS 2, Share-based payment;

•	Measurement of short-term receivables and payables and scope of portfolio exception in IFRS 13, Fair Value Measurement;

•	Definition of “related party” in IAS 24, Related Party Disclosures.

Special transitional requirements have been set for amendments to IFRS 2.

The Company intends to adopt these amendments in its consolidated financial statements for the annual period beginning on December 1, 2014. The extent of the impact of adoption of the amendments has not yet been determined.

Standard adopted

Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity presents separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently, an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and OCI in two statements has remained unchanged.

The Company adopted IAS 1 on December 1, 2012, which had no impact on the consolidated financial statements.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

5	Revenue and deferred revenue

EMD Serono, Inc.

On October 28, 2008, the Company entered into a collaboration and licensing agreement, amended in April 2012, (the EMD Serono Agreement) with EMD Serono, an affiliate of Merck KGaA of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the Initial Product).

Under the terms of the EMD Serono Agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States, which was obtained on November 10, 2010. The Company is also responsible for product production and for developing a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the EMD Serono Agreement on December 15, 2008, the Company received US$30,000 (CA$36,951), which included an initial payment of US$22,000 (CA$27,097) and US$8,000 (CA$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CA$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

Royalty revenue is almost entirely derived from the sales of EGRIFTATM by EMD Serono. Royalties are paid to the Company by EMD Serono quarterly in arrears based on the calendar year.

For the years ended November 30, 2013, 2012 and 2011, substantially all revenue recognized as sale of goods was in relation to sales of EGRIFTATM to EMD Serono.

The initial payment of $27,097 has been deferred and is being amortized on a straight-line basis over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. For the year ended November 30, 2013, an amount of $1,710 (2012 – $4,077; 2011 – $5,134) was recognized as revenue. The change in the amortization amount over the three years reflects adjustments made in 2011, 2012 and 2013 to extend the service period to February 1, 2016. As at November 30, 2013, the deferred revenue related to this transaction amounted to $2,771 (2012 – $4,481).

On November 10, 2010, the US Food and Drug Administration (FDA) approved EGRIFTATM (tesamorelin for injection) as the first and only indicated treatment for excess abdominal fat in HIV-infected patients with lipodystrophy (abdominal lypohypertrophy). Under the EMD Sereno Agreement, FDA homologation was associated with a milestone payment totalling US$25,000 (CA$25,000).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

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

On December 13, 2013, the Company announced that it reached an agreement with EMD Serono to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States (see note 27).

Sanofi

On December 6, 2010, the Company announced the signing of a distribution and licensing agreement with sanofi (Sanofi), covering the commercial rights for EGRIFTATM in Latin America, Africa and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Under the terms of the agreement, the Company will sell EGRIFTATM to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. The Company has retained all future development rights to EGRIFTATM and will be responsible for conducting research and development for any additional clinical programs. Sanofi will be responsible for conducting all regulatory activities for EGRIFTATM in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, the Company may commercialize tesamorelin for such indications on its own or with a third party. The initial term of the agreement extends until December 2020.

Ferrer Internacional S.A.

In April 2013, the Company announced that the distribution and license agreement with Ferrer Internacional S.A. had been terminated by mutual agreement. Consequently, the Company re-acquired 100% of the commercialization rights for tesamorelin in Europe, Russia, South Korea, Taiwan and certain other Asian countries.

Actelion Pharmaceuticals Canada Inc.

On February 20, 2012, the Company entered into a supply, distribution and licensing agreement granting Actelion Pharmaceuticals Canada Inc. (“Actelion”) the exclusive commercialization rights to EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Under the terms of the agreement, the Company will sell EGRIFTATM to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for EGRIFTATM for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada subject to the agreement. The Company will be responsible for the manufacture and supply of EGRIFTATM to Actelion. The Company has retained all development rights to EGRIFTATM for other indications and will be responsible for conducting development activities for any additional potential indications. The Company also granted Actelion an option to commercialize tesamorelin for other indications in Canada. If such option is not exercised, or is declined, by Actelion, the Company may commercialize tesamorelin for such indications on its own or with a third party. The initial term of the agreement extends until the later of (i) the expiration of the last valid claim based on a patent right (including patent applications) controlled by the Company in Canada covering EGRIFTATM or any other product based on an additional indication for tesamorelin that Actelion has elected to commercialize under the Actelion agreement and (ii) 10 years from the date of the first commercial sale of EGRIFTATM.

6	Personnel expenses

	Note	2013	2012	2011
		$	$	$

Salaries and short-term employee benefits		2,843	5,008	10,865
Post-employment benefits		183	306	551
Termination benefits		285	3,252	620
Share-based compensation	16 (b) and (d)	99	307	1,161

		3,410	8,873	13,197

Share-based compensation does not include $9 (2012 - $43; 2011 - $155) of compensation paid to non-employee directors.

7	Unallocated production costs

	Note	2013	2012	2011
		$	$	$

Salaries and other costs		331	313	423
Writedown of inventories	12	1,118	—	400
Production development costs		—	32	283

		1,449	345	1,106

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8	Finance income and finance costs

Recognized in net loss:

	2013	2012	2011
	$	$	$

Interest income	455	757	1,374
Net gain on disposal of available-for-sale financial assets	86	133	228

Finance income	541	890	1,602

Bank charges	(13)	(23)	(18)
Net foreign currency gain (loss)	(40)	81	(567)
Loss on financial instruments carried at fair value	(34)	(37)	(51)

Finance costs	(87)	21	(636)

Net finance income recognized in net loss	454	911	966

Recognized in other comprehensive income (loss):

	2013	2012	2011
	$	$	$

Net change in fair value of available-for-sale financial assets, net of tax	(75)	100	121
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax	(86)	(133)	(228)

Finance costs recognized in other comprehensive income (loss), net of tax	(161)	(33)	(107)

9	Bonds

Bonds are interest-bearing available-for-sale financial assets with a carrying amount of $11,386 as at November 30, 2013 (2012 - $18,991), have stated interest rates from 3.00% to 4.85% (2012 – 2.30% to 4.85%) and have an average maturity of 2.31 years (2012 - 2.87 years).

The Company’s exposure to credit and interest rate risks related to bonds is presented in note 21.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

10	Trade and other receivables

	Note	2013	2012
		$	$

Trade receivables		445	1,045
Sales tax receivable		40	113
Loans granted to employees under share purchase plan	16 (d)	—	1
Other receivables		4	9

		489	1,168

The Company’s exposure to credit and currency risks related to trade and other receivables is presented in note 21.

11	Tax credits and grants receivable

	2013	2012
	$	$

Balance at beginning of year	421	346
Investment tax credits and grants received	(562)	(617)
Investment tax credits and grants recognized in net loss	141	692

Balance – End of year	—	421

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Unused and unrecorded federal tax credits may be used to reduce future income tax and expire as follows:

$

2023	452
2024	1,597
2025	1,863
2026	2,180
2027	3,000
2028	3,329
2029	2,243
2030	1,111
2031	777
2032	412
2033	271

17,235

12	Inventories

	2013	2012
	$	$

Raw materials	9,523	11,113
Work in progress	205	336
Finished goods	1,267	1,340

	10,995	12,789

In 2013, the Company recorded an inventory provision of nil on raw materials (2012 - $407 and 2011 - $42), of $1,118 on work in progress (2012 and 2011 - nil) and nil on finished goods (2012 - nil and 2011 - $406), and a reversal of inventory writedown of nil on raw materials (2012 - nil and 2011 - $(48)). The writedown in 2013 was due to losses of raw materials incurred during their conversion to finished goods. The net inventory provision of $1,118 in 2013 (2011 - $400) was recorded in unallocated production costs and the $407 in 2012 was recorded in restructuring costs.

The writedown in 2012 was due to the restructuring of October 30, 2012 (note 20(b)).

The writedown in 2011 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under the Company’s current long-term procurement agreements.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

13	Property and equipment

	Computer Equipment	Laboratory Equipment	Office furniture and equipment	Leasehold Improvements	Total
	$	$	$	$	$

Cost
Balance at November 30, 2011	866	1,956	1,140	1,908	5,870

Additions	—	—	—	3	3
Disposals	(45)	—	—	—	(45)

Balance at November 30, 2012	821	1,956	1,140	1,911	5,828

Disposals	(296)	(1,376)	(648)	(1,649)	(3,969)

Balance at November 30, 2013	525	580	492	262	1,859

Accumulated depreciation
Balance at November 30, 2011	593	1,597	854	1,857	4,901

Depreciation for the year	171	228	145	20	564
Disposals	(39)	—	—	—	(39)

Balance at November 30, 2012	725	1,825	999	1,877	5,426

Depreciation for the year	47	24	28	22	121
Disposals	(296)	(1,376)	(648)	(1,649)	(3,969)

Balance at November 30, 2013	476	473	379	250	1,578

Net carrying amounts
November 30, 2012	96	131	141	34	402
November 30, 2013	49	107	113	12	281

Depreciation expense for the year has been recorded in the following accounts in the consolidated statements of comprehensive income (loss):

	Note	2013	2012	2011
		$	$	$

Cost of sales		17	19	44
Research and development expenses		22	113	146
Selling and market development expenses		2	6	6
General and administrative expenses		63	126	136
Restructuring costs	20(b)	17	300	—

		121	564	332

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

14	Accounts payable and accrued liabilities

	Note	2013	2012
		$	$

Trade payables		508	1,474
Accrued liabilities and other payables		2,040	1,253
Salaries and benefits due to related parties	26	241	104
Employee salaries and benefits payable		491	440
Liability related to deferred stock unit plan	16(b)	91	68

		3,371	3,339

The Company’s exposure to currency and liquidity risks related to accounts payable and accrued liabilities is presented in note 21.

15	Other liabilities

Other liabilities consist of deferred lease inducements relating to rent-free periods amounting to $174 as at November 30, 2013 (November 30, 2012 - $216) (note 18).

16	Share capital

Authorized in unlimited number and without par value

Common shares

Preferred shares issuable in one or more series

All issued shares are fully paid on November 30, 2013. On November 30, 2012, 300 shares issued under the share purchase plan were not repaid in full.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

a)	2011

The Company received subscriptions in the amount of $34 for the issuance of 7,837 common shares in connection with its share purchase plan.

All shares issued were for cash consideration.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

b)	Deferred stock unit plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the DSU Plan) for the benefit of its directors and officers (the Beneficiaries) and, in April 2013, the Board of Directors suspended the issuance of new deferred stock units (DSUs). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and chair of the board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which a Beneficiary determines that he/she desire to receive or redeem DSUs and during the four (4) previous trading days. For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU value for officers is determined on the second business day after they have been notified of their annual bonus.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company, except with respect to DSUs held by the former president and chief executive officer. Under the terms of the employment agreement of the former president and chief executive officer of the Company, DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSUs are totally vested at the grant date. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized at the grant date. During the year ended November 30, 2013, $34 (2012 - $293; 2011 - $494) was recorded as an expense and is included in general and administrative expenses. The liability related to the DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2013, a gain of $6 (2012 - $556; 2011 - $455) was recognized due to the change in the fair value of DSUs. This gain is included in gain (loss) on financial instruments carried at fair value. As at November 30, 2013, the Company had a total of 349,305 DSUs outstanding (November 30, 2012 - 265,522) and a liability related to the DSUs of $91 (2012 - liability of $68).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Cash-settled forward stock contracts

To protect against fluctuations in the value of the DSUs, the Company entered into two cash-settled forward stock contracts in 2011. The Company paid $837 as advance payments on the contracts. This amount corresponds to 146,875 common shares of the Company at a weighted average price of $5.70. The contracts initially expired in December 2011. On December 2, 2011, the two cash-settled forward stock contracts were amended to expire in December 2013. They were not designated as hedging instruments for accounting purposes. The Company entered into two other cash-settled forward stock contracts in 2012. The Company paid $290 as advance payment on the stock contracts. This amount corresponds to 118,647 common shares of the Company at a weighted average price of $2.44. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. In connection with these forward stock contracts, the Company invested $1,127 in term deposits, as advance payments, with the same counterparty, such term deposits will mature at the same time as the cash-settled forward stock contracts. In 2013, the Company has partially disposed of the cash-settled forward stock contracts corresponding to 16,964 common shares of the Company at a weighted average price of $0.26. On November 30, 2013, an amount of $4 (2012 - nil) is recorded in the trade and other receivables. During the year ended November 30, 2013, a loss of $19 (2012 - $558; 2011 - $490) related to the change in the fair value of derivative financial assets was recognized. As at November 30, 2013, the fair value of cash-settled forward stock contracts was $106 (November 30, 2012 - $79) and is recorded in derivative financial assets.

c)	Shareholder rights plan

On February 21, 2013, the Company’s Board of Directors approved the renewal of shareholder rights plan (the Plan) and on April 15, 2013, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the Rights Plan). The new Rights Plan was approved by the shareholders on May 24, 2013. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

The rights issued under the Plan will initially attach to and trade with the common shares and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when a acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Rights Plan, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the acquiring person and related persons, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last twenty (20) trading days preceding the common share acquisition date (as defined in the Rights Plan).

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

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

d)	Stock option plan

The Company has established a stock option plan under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at November 30, 2013, 1,464,304 options could still be granted by the Company (2012 - 1,913,843).

All options are to be settled by the physical delivery of the shares.

Changes in the number of options outstanding during the past three years were as follows:

	Number of options	Weighted average exercise price per option
		$

Options as at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(309,000)	11.17
Forfeited	(116,003)	4.46
Exercised (weighted average share price: $4.81)	(344,665)	1.94

Options as at November 30, 2011	2,329,470	4.87

Expired	(255,000)	8.58
Forfeited	(502,835)	5.42
Exercised (weighted average share price: $2.44)	(145,337)	1.67

Options as at November 30, 2012	1,426,298	4.34

Granted	880,000	0.37
Expired	(15,000)	5.40
Forfeited	(415,461)	5.11

Options as at November 30, 2013	1,875,837	2.30

Exercisable at November 30, 2013	1,065,837	3.77

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

The following table provides stock option information as at November 30, 2013:

	Options outstanding
Price range $	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price
			$

0.25 - 1.19	860,000	9.09	0.37
1.20 - 1.80	290,003	4.42	1.71
1.81 - 2.00	270,834	2.54	1.89
2.76 - 3.75	35,000	0.21	3.67
3.76 - 4.60	150,000	6.02	3.84
4.61 - 6.00	40,000	6.53	4.75
6.01 - 9.00	155,000	3.24	8.26
9.01 - 11.65	75,000	3.66	10.89

	1,875,837	6.25	2.30

During the year ended November 30, 2013, $74 (2012 – $57; 2011 –$822) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2013 and 2011 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2013	2011

Risk-free interest rate	1.88%	2.72%
Expected volatility	81.00%	74.00%
Average option life in years	8 years	7.5 years
Expected dividends	Nil	Nil
Grant-date share price	$0.37	$5.65
Option exercise price	$0.37	$5.65

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all liquidities to finance operations and future growth.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2013 and 2011:

	Number of options	Weighted average grant-date fair value
		$

2013	880,000	0.24
2011	250,000	4.08

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

e)	Earnings per share

The calculation of basic (loss) earnings per share was based on the net loss attributable to common shareholders of the Company of $4,055 (2012 – $13,940; 2011 –$17,730), and a weighted average number of common shares outstanding of 61,010,603 (2012 – 60,983,651; 2011 – 60,733,780), calculated as follows:

	2013	2012	2011

Issued common shares as at December 1	61,010,603	60,865,266	60,512,764
Effect of share options exercised	—	118,385	216,828
Effect of shares issued during the year	—	—	4,188

Weighted average number of common shares as at November 30	61,010,603	60,983,651	60,733,780

The calculation of diluted earnings per share was based on a weighted average number of common shares calculated as follows:

	2013	2012	2011

Weighted average number of common shares (basic)	61,010,603	60,983,651	60,733,780

Weighted average number of common shares (diluted) as at November 30	61,010,603	60,983,651	60,733,780

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

As at November 30, 2013, 1,875,837 options (2012 - 1,426,298; 2011 - 2,329,470) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. All options outstanding at the end of 2013 could potentially dilute basic loss per share in the future.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

17	Income taxes

	2013	2012	2011
	$	$	$

Deferred tax expense
Origination and reversal of temporary differences	(975)	(4,060)	(4,465)
Change in unrecognized deductible temporary differences	975	4,060	4,465

Other	26	5	(72)

Total deferred tax expense (recovery)	26	5	(72)

Reconciliation between effective and applicable tax amounts:

	2013	2012	2011
	$	$	$

Income taxes at domestic tax statutory rate	(1,083)	(3,765)	(5,077)
Change in unrecognized deductible temporary differences	975	4,060	4,465
Non-deductible expenses and other	134	(290)	540

	26	5	(72)

The applicable statutory tax rates are 26.9% in 2013, 27.02% in 2012 and 28.52% in 2011. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates. The decrease is due mainly to the reduction of the federal income tax rate from 16.5% to 15% starting in 2012.

Deferred tax expense (recovery)

A deferred tax expense of $26 (2012 - expense of $5; 2011 - recovery of $72) related to changes in fair value of available-for-sale financial assets was recognized directly in deficit and accumulated other comprehensive income.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Unrecognized deferred tax assets

Aa at November 30, 2013 and 2012, deferred tax assets not recognized were as follows:

	2013	2012
	$	$

Long-term:
Research and development expenses	32,195	32,070
Deferred non-capital losses	34,021	31,781
Property and equipment	671	754
Intellectual property and patent fees	3,894	5,192
Available deductions and other	4,362	4,371

	75,143	74,168

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, it has not recognized any amount in the consolidated statements of financial position.

As at November 30, 2013 and 2012, the amounts and expiry dates of tax attributes for which no deferred tax asset was recognized were as follows:

	2013		2012
	Federal	Provincial	Federal	Provincial
	$	$	$	$

Research and development expenses, without time limitation	108,756	133,459	107,646	131,382

Losses carried forward
2014	153	—	153	—
2015	275	—	275	—
2027	7,638	7,628	7,638	7,628
2028	46,316	30,982	46,316	30,985
2029	19,484	16,467	19,484	16,467
2030	11,440	11,436	11,440	11,436
2031	23,765	21,118	23,784	21,118
2032	19,643	18,338	20,109	19,004
2033	7,865	7,758	—	—

Other temporary differences, without time limitation
Excess of tax value of property and equipment over carrying value	2,832	2,687	3,179	2,352
Excess of tax value of intellectual property and patent fees over carrying value	14,471	14,466	19,295	19,288
Available deductions and other	56,841	1,248	56,864	1,272

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

18	Operating leases

The Company rents its headquarters and main office pursuant to an operating lease (the Lease) expiring in March 2018. Lease payments will increase by 11% beginning on November 1, 2015.

During the year ended November 30, 2013, an amount of $130 (2012 - $167; 2011 - $501) was recognized as an expense in respect of operating leases. Of the amount, $56 (2012 - $80; 2011 - $112) is included in General and administrative and selling and market development expenses and $74 (2012 - $87; 2011 - $389) is included in Research and development expenses.

The Company’s lease includes a lease of land and building. Since title to the land was not transferred and the Company does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the building are with the lessor. As such, the Company determined that the lease is an operating lease.

Furthermore, the Company benefits from a rent-free period which is deferred and recognized over the lease term. As at November 30, 2013, $174 was included in Other liabilities (November 30, 2012 - $216) regarding the deferred free rent inducement and allowance (note 15 - Other liabilities).

19	Contingent liability

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that the Company, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer. On March 20, 2012, the Company filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. The Company’s motion was dismissed by the Court on July 17, 2013. An application for leave to appeal the decision issued by the Court of Appeal was filed in November 2013 with the Supreme Court of Canada. Such application was approved by the Supreme Court of Canada on February 20, 2014.

In addition, 121851 Canada Inc. filed a new motion in the Superior Court of Québec, district of Montreal, in May 2013, to institute a class action against the Company, a director and a former executive officer. The second motion is based on the same facts and seeks the same conclusion as the first motion except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The parties have agreed to stay this motion until a final decision is issued under the first motion.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

The Company intends to contest these class actions and consider them to be without merit. The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of all their duties for the Company.

20	Other information

a)	Cash flow information

The Company entered into the following transactions which had no impact on the cash flows:

November 30, 2013
$

Additions to other assets included in accounts payable and accrued liabilities	216
Reimbursement of prepayment of derivative financial assets included in trade and other receivables	(4)

b)	Restructuring costs

2013

Effective April 2, 2013, the Company amended its lease agreement with its landlord, which will result in an 85% reduction in annual cash outlays for rent and shortens the remaining term of the lease from eight years to five years. The floor space occupied by the Company is reduced from 36,400 sq. ft. to 5,000 sq. ft. Consequently, management reviewed its estimates of the onerous lease provision, and a reversal in the amount of $3,133 has been recorded in 2013.

2012

Restructuring costs amounted to $10,702 for the year ended November 30, 2012. Early in 2012, the Company took steps to narrow the focus of its business by concentrating its efforts on EGRIFTATM and on developing TH1173. The related restructuring costs were $6,176, which were incurred mainly in the first quarter. In October 2012, the Company announced further revisions to its business plan and related restructuring activities aimed at accelerating the process of becoming cash neutral. The second restructuring resulted in fourth-quarter costs of $4,526.

2011

Following a re-evaluation of its research and development business model, the Company announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring its research and development projects forward. The resulting restructuring costs recorded in the year ended November 30, 2011 amounted to $716.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

	2013	2012	2011
	$	$	$
Restructuring costs
Lease
Onerous lease provision	(3,133)	5,905	—
Writeoff of related deferred lease inducements	—	(709)	—

	(3,133)	5,196	—

Depreciation of property and equipment	17	300	—
Writedown of inventories	—	407	—
Employee termination benefits	40	3,252	606
Termination of COPD clinical program	(5)	1,067	—
Professional fees and other	(30)	480	110

	22	5,506	716

	(3,111)	10,702	716

Provisions related to the restructuring in the consolidated statements of financial position:

	Onerous lease provision	Other costs	Total
	$	$	$
Balance as at November 30, 2011	—	52	52
Provisions made during the year	5,905	3,963	9,868
Provisions used during the year	(455)	(3,870)	(4,325)
Accretion expense	31	—	31

Balance as at November 30, 2012	5,481	145	5,626
Less: Current portion	1,066	145	1,211

Non-current portion as at November 30, 2012	4,415	—	4,415

Balance as at November 30, 2012	5,481	145	5,626
Provisions used during the year	(2,362)	(136)	(2,498)
Reversal of provisions	(3,133)	(9)	(3,142)
Accretion expense	14	—	14

Balance as at November 30, 2013	—	—	—

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

21	Financial instruments

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

a)	Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with only one customer (see note 5) and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $445 (2012 - $1,045), all of which were aged under 60 days. There was nil recorded as bad debt expense for the year ended November 30, 2013 (2012 and 2011 - nil). Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental and municipal bodies (November 30, 2013 - $11,386; November 30, 2012 - $18,991). As at November 30, 2013, the Company believes it was not exposed to any significant credit risk for the carrying amount of the bonds.

b)	Liquidity risk

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2013 and 2012:

	November 30, 2013
	Total	Carrying amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,371	3,371	3,371	—	—

	3,371	3,371	3,371	—	—

	November 30, 2012
	Total	Carrying amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,339	3,339	3,339	—	—
Provisions	5,626	5,626	1,211	3,099	1,316

	8,965	8,965	4,550	3,099	1,316

c)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily revenues from milestone payments, sale of goods, royalties and expenses incurred in US dollars, euros and pounds sterling (GBP).

The Company manages currency risk by maintaining cash in US dollars on hand to support forecasted US dollar outflows over a 12-month horizon and from time to time by entering into forward foreign exchange contracts. The Company does not currently view its exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.

No forward foreign exchange contract was in circulation on November 30, 2013. In November 2012, the Company entered into two forward foreign exchange contracts to sell, in aggregate, US$390 for CA$387 in December 2012 and January 2013. The fair value of these instruments as at November 30, 2012 was nil.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive income (loss) to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive (loss) income. Given the Company’s policy on the management of the Company’s foreign currency risk, the Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

	November 30, 2013
	US$	Euro	GBP

Cash	858	—	—
Trade and other receivables	408	—	—
Accounts payable and accrued liabilities	(1,356)	(14)	(2)

Total exposure	(90)	(14)	(2)

	November 30, 2012
	US$	Euro	GBP

Cash	514	—	—
Trade and other receivables	1,048	—	—
Accounts payable and accrued liabilities	(657)	(17)	(15)

Total exposure from above	905	(17)	(15)

Forward exchange contracts	(390)	—	—

Net exposure	515	(17)	(15)

The following exchange rates are those applicable to the following periods and dates:

	November 30, 2013		November 30, 2012
	Average rate	Reporting date rate	Average rate	Reporting date rate

US$ - CA$	1.0239	1.0620	1.0023	0.9936
Euro - CA$	1.3557	1.4427	1.2886	1.2923
GBP - CA$	1.6000	1.7383	1.5838	1.5919

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have a positive or (negative) impact on the net profit or (loss) as follows, assuming that all other variables remained constant:

	November 30, 2013			November 30, 2012
	US$	Euro	GBP	US$	Euro	GBP

Positive (negative) impact	5	1	—	(26)	1	1

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

d)	Interest rate risk

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

Based on the value of the Company’s short- and long-term bonds as at November 30, 2013, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $125 (2012 - $258); an assumed increase in the interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash during the year ended November 30, 2013 ($540) (2012 - $1,043), an assumed 0.5% increase in interest rates during such period would have increased the future cash flows and decreased the net loss by approximately $3 (2012 - $5); an assumed decrease of 0.5% would have had an equal but opposite effect.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

22	Capital management

The Company’s objective in managing capital is to ensure a liquidity position sufficient to finance its business activities.

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

The Company has a $3,800 credit facility, including a line for derivatives, for its short-term financing needs. The facility is subject to certain conditions and was unused as at November 30, 2013 (note 24(c)).

The capital management objectives remain the same as for the previous year.

As at November 30, 2013, cash and bonds amounted to $12,353 (November 30, 2012 – $20,503) and tax credits and grants receivable amounted to nil (November 30, 2012 – $421), for a total of $12,353 (November 30, 2012 – $20,924). The Company believes that its cash position will be sufficient to finance its operations and capital needs for the next year.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any externally imposed capital requirements.

23	Determination of fair values

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

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Other financial assets and liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

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

24	Commitments

a)	Leases

As at November 30, 2013 and 2012, the minimum payments required under the terms of the non-cancellable lease are as follows (see note 20(b) Other information – Restructuring costs):

	2013	2012
	$	$

Less than one year	90	655
Between one and five years	324	2,384
More than five years	—	2,487

	414	5,526

b)	Long-term procurement agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTATM. As at November 30, 2013, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $3,128 (2012 – $2,724) for the manufacture of EGRIFTATM.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

c)	Credit facilities

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

The Company also has a line of net risk for derivative instruments, up to a maximum of $2,000.

As at November 30, 2013 and 2012, the Company did not have any borrowings outstanding under these credit facilities.

d)	Post-approval commitments

In connection with its approval of EGRIFTATM, the FDA has required the following three post-approval commitments:

•	to develop a single vial formulation of EGRIFTATM (development of a new presentation of the same formulation);

•	to conduct a long-term observational safety study using EGRIFTATM; and

•	to conduct a Phase 4 clinical trial using EGRIFTATM.

The Company has developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements, and it was launched by EMD Serono in October 2012.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM, and is currently recruiting patients. The Company has agreed to share the cost of this study equally with EMD Serono and estimates that its share of the cost could amount to an average of $1,300 per year, over a 15-year period. Expenditures to date amount to $771.

The Phase 4 clinical trial is to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. The trial is currently recruiting patients. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or a placebo over a three-year treatment period. The Company estimates that the trial could cost approximately $20,000. Expenditures to date amount to $4,507.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

25	Operating segments

The Company has a single operating segment. As described in note 5, all of the Company’s revenues are generated from one customer, EMD Serono, which is domiciled in the United States.

All of the Company’s non-current assets are located in Canada, as is the Company’s head office.

26	Related parties

The key management personnel of the Company are the directors, including the President and Chief Executive Officer and the Senor Executive Vice President and Chief Financial Officer until October 2012, and the President and Chief Executive Officer after that date.

Key management personnel compensation comprises:

	2013	2012	2011
	$	$	$

Short-term employee benefits	879	1,312	2,616
Post-employment benefits	39	61	64
Share-based compensation	60	311	1,103
Termination benefits	—	1,500	—

	978	3,184	3,783

On November 30, 2013, the Company’s directors controlled 1.11% of the voting shares of the Company.

27	Subsequent events

EGRIFTATM manufacturing

On February 14, 2014, the Company announced that it expected its inventory of EGRIFTATM to be depleted in a matter of weeks due to a combination of manufacturing delays and issues observed during the production of new batches of EGRIFTATM. The Company further advised that the ensuing depletion of the inventory would result in a shortage of EGRIFTATM and an eventual stock-out and that the Company was temporarily ceasing to manufacture EGRIFTATM. As of the date of these consolidated financial statements, the Company has not resumed manufacture of EGRIFTATM and is unable to determine a timeline to resume its manufacture and delivery. Resolving the EGRIFTATM manufacturing problems and ensuring that the Company has a reliable source of supply are immediate priorities for the Company in 2014.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Commercialization rights for EGRIFTATM in the United States

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States.

Under the terms of the termination and transfer agreement entered into with EMD Serono (the EMD Termination Agreement), the Company agreed to pay an early termination fee of US$20,000 (the Early Termination Fee) evenly over a five-year period starting on the first anniversary of the closing date. The Company also agreed to pay EMD Serono an increasing royalty (the Royalties) based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, the Company agreed to grant EMD Serono a security interest on its present and future corporeal and incorporeal movable property related to EGRIFTATM until such time as the amount of US$20,000 has been reimbursed in full to EMD Serono. Thereafter, the Company and EMD Serono agreed to reduce the security interest to all present and future, corporeal and incorporeal movable property related to EGRIFTATM in the United States only to secure the payment of the Royalties.

The EMD Termination Agreement provides that from and after the closing date, the Company will be responsible for the conduct of all regulatory and commercialization activities in the United States, including the conduct, and all of the costs, of the long-term observational safety study and the Phase 4 clinical trial mandated by the FDA. Also, as a consequence of the EMD Termination Agreement, the Company will no longer be obligated to develop a new formulation of EGRIFTATM and the related, remaining balance in the Company’s deferred revenue account (note 5) will be included in revenue on the closing date.

In addition, the EMD Termination Agreement provides that in the event there occurs a change of control of the Company within 18 months after the closing date, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after 18 months after the closing date, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

The Company also retained the services of inVentiv Health to establish and manage its operations in the United States. The services provided by inVentiv Health will include sales force, marketing support, patient communications, regulatory compliance, reimbursement and market access. All decisions regarding the commercialization of EGRIFTATM will be made from the Company’s head office.

The closing of the transaction is expected to occur on May 1, 2014. Until the closing date, the EMD Serono Agreement will continue to apply.

Form 20-F

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

November 30, 2013, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

Stock option plan

Between December 1, 2013 and February 24, 2014, 122,668 options were forfeited and expired at a weighted exercise average price of $3.12 per share. On December 13, 2013, the Company granted 125,000 options at an exercise price of $0.50 per share.

Deferred stock unit plan

In December 2013, the two cash-settled forward stock contracts (note 16(b)) were amended to expire in December 2014.

Form 20-F

Item 19.     Exhibits

1.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)
1.2	By-laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report or Form 20-F filed with the SEC on February 27, 2013)
2.1

Amended and Restated Shareholder Rights Plan Agreement dated April 15, 2013 between Theratechnologies Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on May 1, 2013)

2.2

First Amendment dated May 13, 2013 to the Amended and Restated Shareholder Rights Plan Agreement dated April 15, 2013 between Theratechnologies Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on May 13, 2013)

4.1	Share Option Plan dated as of February 8, 2007 of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)
4.2

Deferred Compensation Plan for Members of the Board of Directors and Certain Executive Officers of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)

4.3

Supply Agreement, by and between Theratechnologies Inc. and Gruppo Cartotecnico abar litofarma SRL, dated January 5, 2010 (incorporated by reference to Exhibit 99.87 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.4

OEM Agreement, by and between Theratechnologies Inc. and Becton Dickinson Canada Inc., dated November 6, 2009 (incorporated by reference to Exhibit 99.88 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.5

Development and Supply Agreement, by and between Theratechnologies Inc. and Hospira Worldwide, Inc., dated as of March 26, 2009 (incorporated by reference to Exhibit 99.89 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.6

Manufacturing and Supply Agreement, by and among Theratechnologies Inc., Bachem Americas Inc., and Bachem, Inc., dated March 11, 2009 (incorporated by reference to Exhibit 99.90 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.7

Manufacture and Supply Agreement, by and between Draxis Pharma General Partnership and Theratechnologies Inc., dated as of December 23, 2009 (incorporated by reference to Exhibit 99.91 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.8

Distribution and Licensing Agreement dated December 6, 2010 between Theratechnologies ME Inc. and Sanofi Winthrop Industrie (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on February 28, 2012)

4.9

Distribution and Licensing Agreement dated February 3, 2011 between Theratechnologies Inc., Theratechnologies Europe Inc. and Ferrer Internacional S.A. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on February 28, 2012)

4.10

Termination Agreement dated April 4, 2013 by and among Theratechnologies Inc., Theratechnologies Europe Inc. and Ferrer Internacional, S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on April 9, 2013)

4.11

Termination and Transfer Agreement dated December 13, 2013 between EMD Serono, Inc. and Theratechnologies Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on December 20, 2013)

4.12	Master Service Agreement dated December 10, 2013 between Ventiv Commercial Services, LLC and Theratechnologies Inc.
4.13	Amendment to Development and Supply Agreement dated October 17, 2013, between Hospira Wordwide, Inc. and Theratechnologies Inc.
4.14	Amendment to Development and Supply Agreement dated October 17, 2013, between Hospira Wordwide, Inc. and Theratechnologies Inc.
11.1	Code of Ethics of the Company (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)
12.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act 2002
13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Charter of the Audit Committee of the Company (incorporated by reference to Exhibit 15.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)
15.2	Charter of the Compensation Committee of the Company (incorporated by reference to Exhibit 15.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)
15.3

Charter of the Nominating and Corporate Governance Committee of the Company (incorporated by reference to Exhibit 15.3 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)

Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THERATECHNOLOGIES INC.

Date: February 27, 2014	By:	/s/ Luc Tanguay
Name: Luc Tanguay
President and Chief Executive Officer

Form 20-F