Form 20-F/A
period 2013-11-30
Theratechnologies Inc.
filed 2014-04-07
CIK 1512717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

☐ Registration statement pursuant to Section 12(b) or (g)

of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2013; or

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

☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐ |

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

References in this Amendment No. 1 to Form 20-F to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended November 30, 2013, filed on February 27, 2014 (the “Form 20-F”), is being filed solely to replace Exhibit 4.12 with the attached Exhibit 4.12 to reflect changes in the redacted portions of such exhibit in connection with our request for confidential treatment of portions of such exhibit. These changes in redactions were made in response to comments that we received from the Securities and Exchange Commission regarding our confidential treatment request. Except as described above, no other change has been made to the Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained in the Form 20-F are true or complete as of any date subsequent to February 27, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THERATECHNOLOGIES INC.

Date: April 7, 2014	By:	/s/ Luc Tanguay
Name: Luc Tanguay
President and Chief Executive Officer

Exhibit Index

to Amendment No. 1 to Form 20-F

Exhibit Number	Description of Exhibit

4.12	Master Service Agreement dated December 10, 2013 between Ventiv Commercial Services, LLC and Theratechnologies Inc. +

+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

3