Form 40-F
period 2019-11-30
Theratechnologies Inc.
filed 2020-02-25
CIK 1512717

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐         Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑          Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2019

Commission file number:     001-35203

THERATECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Québec, Canada	2834	98-0618426
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or	Industrial	Identification Number)
organization)	Industrial
Classification
Code Number
(if applicable)

2015 Peel Street, 11th Floor

Montreal, Québec, Canada H3A 1T8

(514) 336-7800

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System

28 Liberty Street, New York, New York 10005

(212) 894-8940

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Copies to:

Jocelyn Lafond

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec, H3A 1T8

CANADA

(438) 315-6607

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Trading Symbol	Name Of Exchange On Which Registered
Common Shares	THTX	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 76,953,411

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Theratechnologies Inc. (“we”, “us”, “our”, the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined under Rule 3b-4 under the Exchange Act. Our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F, or Annual Report, and the documents incorporated herein by reference contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding the commercialization of EGRIFTA®, EGRIFTA SV™ and Trogarzo®;

•	our ability and capacity to grow the sales of EGRIFTA®, EGRIFTA SV™ and Trogarzo® successfully in the United States;

•	our capacity to meet supply and demand for our products;

•	the market acceptance of EGRIFTA SV™ in the United States;

•

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

•	our success in continuing to seek and in maintaining reimbursement for EGRIFTA®, EGRIFTA SV™ and Trogarzo® by third-party payors in the United States;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to protect and maintain our intellectual property rights in EGRIFTA®, EGRIFTA SV™ and tesamorelin;

•	our success in obtaining reimbursement for Trogarzo® in countries of the European Union;

•	our ability and capacity to launch Trogarzo® in countries of the European Union;

•	our capacity to develop a new formulation of tesamorelin;

•	our capacity to conduct a phase III clinical trial using tesamorelin for the treatment of non-alcoholic steatohepatitis, or NASH, in the HIV-patient population and in the non-HIV population;

•	our capacity to develop our oncology peptides and obtain positive results from our research and development activities using those peptides;

•	our capacity to acquire or in-licence new products and/or compounds;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and

•	our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

•	sales of EGRIFTA®, EGRIFTA SV™ and Trogarzo® in the United States will increase over time;

•	our commercial practices in the United States, Canada and the countries of the European Union will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will occur;

•

no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA®, EGRIFTA SV™ and Trogarzo® in the United States;

•	the categorization of tesamorelin as a biologic will not have a material adverse effect on us;

•	continuous supply of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will be available;

•

our relations with third-party suppliers of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA®, EGRIFTA SV™ and Trogarzo® to meet market demand on a timely basis;

•	no generic or biosimilar version of EGRIFTA® or EGRIFTA SV™ will be approved by the United States Food and Drug Administration, or FDA;

•	our intellectual property will prevent companies from commercializing generic or biosimilar versions of EGRIFTA® and EGRIFTA SV™ in the United States;

•	Trogarzo® will be added to the list of reimbursed drugs by countries of the European Union;

•	the FDA will approve a new formulation of tesamorelin;

•	we will obtain positive feedback from the FDA regarding our proposed phase III clinical trial to develop tesamorelin for the treatment of NASH in the HIV-patient population;

•	we will succeed in conducting our phase III clinical trial to develop tesamorelin for the treatment of NASH in the HIV-patient population;

•	our research and development activities using peptides derived from our oncology platform will yield positive results;

•	the data obtained from our market research on the potential market for Trogarzo® in the United States and in the European Union are accurate;

•	our European infrastructure is adequate to launch Trogarzo® in European countries; and

•	our business plan will not be substantially modified.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this Annual Report and the documents incorporated by reference may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of our risks in greater detail under the “Risk Factors” section of our annual information form attached hereto as Exhibit 99.1, but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report, and particularly our forward-looking statements, with these cautionary statements.

NOTE TO UNITED STATES READERS

We are permitted under the multi-jurisdictional disclosure system adapted by the United States Securities and Exchange Commission, or SEC, to prepare this annual report on Form 40-F, or Annual Report, in accordance with Canadian disclosure requirements, which differ from those of the United States.

The Company’s financial statements, including those in the exhibits attached to this Annual Report, are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and the prior audit period is subject to Canadian auditing and auditor independence standards. IFRS differ in some significant respects from U.S. GAAP, and thus the Company’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we enter into. We are not required to prepare a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.

ANNUAL INFORMATION FORM

The annual information form for the fiscal year ended November 30, 2019, is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended November 30, 2019 and 2018, including the reports of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended November 30, 2019 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROL AND PROCEDURES

At the end of the period covered by this Annual Report for the fiscal year ended November 30, 2019, an evaluation was carried out by our President and Chief Executive Officer, or CEO, and by our Senior Vice President and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined un Rule 13(a)-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND AUDITOR’S ATTESTATION REPORT

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no change occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

The Registrant has an audit committee, or Audit Committee, comprised of three independent directors, namely: Paul Pommier, its Chair, Gary Littlejohn and Gérald A. Lacoste.

The Audit Committee reviews the financial statements of the Registrant and performs other duties, as described in the Audit Committee’s charter adopted by the board of directors and attached as Schedule “A” to the Annual Information Form of the Registrant for the year ended November 30, 2019 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

All three members of the Audit Committee are independent and financially literate. The board of directors has determined that Paul Pommier is the financial expert of the Audit Committee. The SEC has indicated that the designation or identification of Mr. Pommier as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Pommier that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.

Paul Pommier. Mr. Pommier holds an MBA degree and has more than 25 years of experience in the financial field, notably in public and private company financings, as well as in merger and acquisition activities. While acting as a director of Royal Aviation Inc., he was also a member of its audit committee.

Gary Littlejohn. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial.

Gérald A. Lacoste. Mr. Lacoste has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Registrant’s financial statements.

AUDITORS FEES AND RELATED SERVICES

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2019 and 2018:

AUDITORS FEES

Fees	Fiscal Year Ended November 30, 2019 (CAD)	Fiscal Year Ended November 30, 2018 (CAD)
Audit Fees(1)	$377,500	$254,000
Audit-Related Fees(2)	$43,750	$43,750
Tax Fees(3)	$158,092	$90,620
Total:	$579,342	$388,370
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews, accounting consultations and work performed in connection with securities filings.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, which pre-approval may be delegated to any member of the Audit Committee. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company’s external auditors for the fiscal year ended November 30, 2019, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS

The Company has adopted a code of ethics for all of its directors, officers and employees, or Code of Ethics. The Code of Ethics has been posted on the Company’s website and is available at www.theratech.com. On February 18, 2020, the Company adopted a policy based on the Foreign Corrupt Practices Act of 1977, as amended, or FCPA Policy. Such policy has also been posted on the Company’s website and is also available at www.theratech.com. The Company undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics and of the FCPA Policy. In order to obtain such documents, a written request must be made to the Corporate Secretary of the Company at the following address: 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

NASDAQ QUORUM REQUIREMENT

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its Annual Report each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of November 30, 2019 information with respect to the Corporation’s known contractual obligations (stated in U.S. dollars).

		Less than 1			More than
Contractual Obligations	Total	Year	1 to 3 Years	3 to 5 Years	5 years

Long Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$4,777,563	$679,871	$1,449,693	$1,494,669	$1,153,330
Purchase Obligations	21,356,000	21,356,000	—	—	—
Other Long-Term Liabilities	79,225,000	6,806,000	11,613,000	60,806,000	—

Total	$105,358,563	$28,841,871	$13,062,693	$62,300,669	$1,153,330

Other Long-Term Liabilities comprise the convertible unsecured senior notes issued in June 2018, including interest thereon, and long-term obligations.

Credit facility:

The Corporation has a CA$1,500,000 credit facility for its ongoing operations, bearing interests at the bank’s Canadian prime rate, plus 1.0%, and a US$1,000,000 revolving credit facility bearing interest at the Bank’s U.S. prime rate plus 1.0%. Under the terms of the credit facility, the bank has a first rank movable hypothec on all of the assets of the Corporation.

As at November 30, 2019 and 2018, the Corporation did not have any borrowings outstanding under this credit facility.

Reference should be made to Note12 (Intangible Assets) to the audited consolidated financial statements of the Registrant for the year ended November 30, 2019 for a description of all potential commercial milestones payable by the Registrant.

NOTICE PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended November 30, 2019, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

THERATECHNOLOGIES INC.

By:	/s/ Luc Tanguay
Name: Luc Tanguay
Title: President and Chief Executive Officer

Date: February 25, 2020

EXHIBIT INDEX

Exhibit

99.1	Annual Information Form dated February 24, 2020 for the financial year ended November 30, 2019

99.2	Audited Consolidated Annual Financial Statements for the years ended November 30, 2019 and 2018

99.3	Management’s Discussion and Analysis for the year ended November 30, 2019

99.4	Certificate of CEO dated February 25, 2020 pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of CFO dated February 25, 2020 pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of CEO dated February 25, 2020 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of CFO dated February 25, 2020 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Master Services Agreement made as of July 15, 2019 by and between Asembia LLC and Theratechnologies Inc.

99.9	Amendment No. 1 to Amended and Restated Statement of Work #1 made as of November 1, 2019 by and between RxC Acquisition Company d/b/a RxCrossroads by McKesson and Theratechnologies Inc.

99.10	Amendment No. 1 to Amended and Restated Statement of Work #2 made as of November 1, 2019 by and between RxC Acquisition Company d/b/a RxCrossroads by McKesson and Theratechnologies Inc.

99.11	Second Amendment to Amended and Restated Master Services Agreement made as of February 3, 2020 by and between inVentiv Commercial Services, LLC and Theratechnologies Inc.

99.12	Amended and Restated License Agreement made as of February 3, 2020 by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and Theratechnologies Inc.

99.13	Consent of KPMG LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase