Form 40-F
period 2020-11-30
Theratechnologies Inc.
filed 2021-02-25
CIK 1512717

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 77,013,411

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☐

EXPLANATORY NOTE

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

•	our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®;

•	our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States;

•	our capacity to meet supply and demand for our products;

•	the market acceptance of EGRIFTA SV® and Trogarzo® in the United States;

•

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

•	our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to protect and maintain our intellectual property rights in EGRIFTA®, EGRIFTA SV® and tesamorelin;

•	our success in obtaining reimbursement for Trogarzo® in countries of the European Union;

•	our ability and capacity to launch and successfully commercialize Trogarzo® in various countries of the European Union;

•	the approval of a new formulation of tesamorelin, or F8 Formulation, by the United States Food and Drug Administration, or FDA;

•	our capacity to develop a multi-dose pen injector, or Pen, for use with the F8 Formulation;

•	our capacity to conduct a Phase 3 clinical trial using tesamorelin for the treatment of Non-alcoholic steatohepatitis, or NASH, in the general population;

•	our capacity to conduct a Phase 1 clinical trial using our peptide-drug conjugate TH1902 in various types of cancers;

•	our capacity to pursue the development of our other peptide-drug conjugates in the field of oncology;

•	our capacity to acquire or in-license new products and/or compounds;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes;

•	our estimates regarding our capital requirements; and

•	our ability to meet the timelines set forth herein.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

•	the current pandemic and the measures implemented to control it will have limited material adverse effect on our operations;

•	the vaccines recently developed to thwart the coronavirus will be safe and effective at combatting the coronavirus in its current form and in any variant form thereof;

•	sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time;

•	our commercial practices in the United States, Canada and the countries of the European Union where we commercialize our products will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA®, EGRIFTA SV® and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA®, EGRIFTA SV® and Trogarzo® will occur;

•

no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized;

•	continuous supply of EGRIFTA®, EGRIFTA SV® and Trogarzo® will be available;

•

our relations with third-party suppliers of EGRIFTA®, EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA®, EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis;

•	no biosimilar version of tesamorelin will be approved by the FDA;

•	our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States;

•	Trogarzo® will be added to the list of reimbursed drugs by countries of the European Union;

•	the FDA will approve the F8 Formulation and the use of the Pen with the F8 Formulation;

•	we will agree with the FDA on a final Phase 3 clinical trial design to begin studying tesamorelin for the treatment of NASH in the general population;

•	we will succeed in recruiting patients and in conducting our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

•	we will succeed in recruiting and in conducting our Phase 1 clinical trial studying TH1902 in various types of cancers;

•

we will have the financial means to conduct a Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population and a Phase 1 clinical trial studying TH1902 in various types of cancers;

•	our research and development activities will yield positive results;

•

the data obtained from our market research on the potential market for the treatment of NASH in the general population and on the potential market for Trogarzo® in the United States and in the European Union are accurate;

•	our European infrastructure is adequate to successfully launch and commercialize Trogarzo® in key European countries;

•	the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise as of the date of this Annual Report; and

•	our business plan will not be substantially modified.

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

ANNUAL INFORMATION FORM

The annual information form for the fiscal year ended November 30, 2020, is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended November 30, 2020 and 2019, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended November 30, 2020 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROL AND PROCEDURES

At the end of the period covered by this Annual Report for the fiscal year ended November 30, 2020, an evaluation was carried out by management, under the supervision and with the participation of our President and Chief Executive Officer, or CEO, and by our Senior Vice President and Chief Financial Officer, or CFO, who are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined un Rule 13(a)-15(e) of the Exchange Act). Based upon that evaluation, management concluded that our disclosure controls and procedures was effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting, as defined by Rule 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers or persons performing similar functions and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

In connection with the Company’s reporting obligations in Canada and its obligations under Rule 13a-15(c) under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of November 30, 2020, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that its internal control over financial reporting were effective.

NO AUDITOR’S ATTESTATION REPORT

As an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to include in this Annual Report an attestation report of the Company’s independent registered public accounting firm relating to the Company’s internal control over financial reporting. The Company will be required to provide an attestation report when it no longer qualifies as an emerging growth company.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no change occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

The Registrant has an audit committee, or Audit Committee, comprised of four independent directors, namely: Paul Pommier, its Chair, Gary Littlejohn, Gérald A. Lacoste and Alain Trudeau.

The Audit Committee reviews the financial statements of the Registrant and performs other duties, as described in the Audit Committee’s charter adopted by the board of directors and attached as Schedule “A” to the Annual Information Form of the Registrant for the year ended November 30, 2020 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

All four members of the Audit Committee are independent and financially literate. The board of directors has determined that Paul Pommier is the financial expert of the Audit Committee. The SEC has indicated that the designation or identification of Mr. Pommier as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Pommier that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

Alain Trudeau. Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal. From 1982 to 2019, Mr. Trudeau has had a distinguished career at Ernst & Young where he held the position of Managing Partner, Assurance Services, for Ernst & Young offices in the Province of Quebec, from 2008 to 2019. During his career, Mr. Trudeau was responsible for the audit of various publicly-traded companies.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Registrant’s financial statements.

AUDITORS FEES AND RELATED SERVICES

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us that were billed or payable in respect of each of our fiscal years ended November 30, 2020 and 2019:

AUDITORS FEES

Fees	Fiscal Year Ended November 30, 2020 (CAD)	Fiscal Year Ended November 30, 2019 (CAD)

Audit Fees(1)	$497,667	$388,600

Audit-Related Fees(2)	$89,175	$71,310

Tax Fees(3)	$54,563	$158,092

Total:	$641,405	$618,002
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(2)

Refers to the aggregate fees billed for professional services rendered by our external auditors for translation and accounting consultations, for which $27,560 has been reclassified from audit to audit-related for the fiscal year ended November 30, 2019.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, which pre-approval may be delegated to any member of the Audit Committee. The Company also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Company’s external auditors for the fiscal year ended November 30, 2020, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of November 30, 2020 information with respect to the Corporation’s known contractual obligations (stated in U.S. dollars).

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
Convertible unsecured senior notes, including interest	67,419,000	3,306,000	64,113,000	—	—
Lease Liabilities	3,640,000	621,000	1,267,000	1,752,000	—
Purchase Obligations (1)	15,845,000	15,845,000	—	—	—
Other Long-Term Liabilities (2)	5,000,000	5,000,000	—	—	—

Total	$91,904,000	$24,772,000	$65,380,000	$1,752,000	$—

(1)

The Corporation has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA SV® and Trogarzo®. As at November 30, 2020, the Corporation had outstanding purchase orders and minimum payments under these agreements amounting to $14,042,000 for the manufacture of Trogarzo®, EGRIFTA SV® and for various services. The Corporation also had research commitments and outstanding clinical material purchase orders amounting to $586,000 in connection with its oncology platform and $1,217,000 in connection with the F8 Formulation and the Pen developed for the F8 Formulation.

(2)	Other Long-Term Liabilities comprise long-term obligations under commercialization rights agreement.

Credit facility:

The Corporation has a CA$1,500,000 credit facility for its ongoing operations, bearing interests at the bank’s Canadian prime rate, plus 1.0%, and a US$1,000,000 revolving credit facility bearing interest at the Bank’s U.S. prime rate plus 1.0%. Under the terms of the credit facility, the bank has a first rank movable hypothec on all of the assets of the Corporation.

As at November 30, 2020 and 2019, the Corporation did not have any borrowings outstanding under this credit facility.

Licence agreement:

On February 4, 2020, the Corporation entered into an amended and restated licence agreement with the Massachusetts General Hospital, or MGH, as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of NASH in the general population. Under the terms of the amended agreement, the MGH, through Dr Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the European Medicines Agency, or EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of EGRIFTA ® and EGRIFTA SV® above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including non-alcoholic fatty liver disease or NASH in the general population.

Post-Approval Commitments:

In connection with the approval of Trogarzo® in Europe, we are required to conduct a paediatric investigation plan, or PIP, and a post-authorisation efficacy study, or Registry. The PIP is comprised of two studies: the first one consists in evaluating the pharmacokinetics, pharmacodynamics, safety and tolerability of Trogarzo® in children from 6 to less than 18 years of age with HIV-1 infection in order to provide pharmacokinetics and pharmacodynamics data to support the extrapolation of efficacy from adults; and the second study is a modelling and simulation study to evaluate the use of Trogarzo® in the treatment of HIV-1 infection resistant to at least 1 agent in 3 different classes in children from 6 to less than 18 years of age. The Registry consists primarily in evaluating the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals by comparing the virologic, immunologic and clinical outcomes of patients receiving Trogarzo® treatment versus matched patients not receiving Trogarzo®. The study comprising the Registry should be conducted over a five-year period. The cost of the Registry, estimated to be approximately 4,000,000 Euros, will be borne as to 52% by TaiMed and as to 48% by us.

Milestones:

Reference should be made to Note 12 (Intangible Assets) to the audited consolidated financial statements of the Registrant for the year ended November 30, 2020 for a description of all potential commercial milestones payable by the Registrant.

NOTICE PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended November 30, 2020, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

THERATECHNOLOGIES INC.

By:	/s/ Paul Lévesque
	Name:	Paul Lévesque
	Title:	President and Chief Executive Officer

Date: February 25, 2021

EXHIBIT INDEX

Exhibit

99.1	Annual Information Form dated February 24, 2021 for the financial year ended November 30, 2020

99.2	Management’s Discussion and Analysis for the year ended November 30, 2020

99.3	Audited Consolidated Annual Financial Statements for the years ended November 30, 2020 and 2019

99.4	Pre-Wholesaling Services Agreement entered into on June 23, 2020 between Theratechnologies Europe Limited and Loxxess Pharma GmbH

99.5	Master Services Agreement entered into on December 18, 2020 between Theratechnologies Inc. and Worldwide Clinical Trials, Inc.

99.6	Certificate of CEO dated February 25, 2021 pursuant to Rule 13a-14(a) of the Exchange Act

99.7	Certificate of CFO dated February 25, 2021 pursuant to Rule 13a-14(a) of the Exchange Act

99.8	Certificate of CEO dated February 25, 2021 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certificate of CFO dated February 25, 2021 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Consent of KPMG LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase