Form 40-F
period 2021-11-30
Theratechnologies Inc.
filed 2022-02-24
CIK 1512717

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2021
Commission file number:
001-35203
THERATECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Québec, Canada	2834	98-0618426
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or	Industrial	Identification Number)
organization)	Industrial
Classification
Code Number
(if applicable)
2015 Peel Street, 11
th
Floor
Montreal, Québec, Canada H3A 1T8
(514)
336-7800
(Address and Telephone Number of Registrant’s Principal Executive Offices)
CT Corporation System
28 Liberty Street, New York, New York 10005
(212)
894-8940
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United

States)
Copies to:
Jocelyn Lafond
Theratechnologies Inc.
2015 Peel Street, 11
th
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
95,121,639
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
☐

Auditor Name: KPMG LLP	Auditor Location: Montreal, Canada	Auditor Firm ID: 85
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

●	our expectations regarding the commercialization of EGRIFTA SV ® and Trogarzo ® ;

●	our ability and capacity to grow the sales of EGRIFTA SV ® and Trogarzo ® successfully in the United States;

●	our capacity to meet supply and demand for our products;

●	the market acceptance of EGRIFTA SV ® and Trogarzo ® in the United States;

●
the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

●	our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV ® and Trogarzo ® by third-party payors in the United States;

●	the success and pricing of other competing drugs or therapies that are or may become available;

●	our ability to protect and maintain our intellectual property rights in tesamorelin;

●	our success in obtaining commercially attractive pricing and reimbursement for Trogarzo ® in countries of the European Union and the United Kingdom;

●	our ability and capacity to launch and successfully commercialize Trogarzo ® in various countries of the European Union and the United Kingdom;

●	the approval of the intravenous push, or IV Push, mode of administration of Trogarzo ® by the FDA;

●	the approval of a new formulation of tesamorelin, or F8 Formulation, by the United States Food and Drug Administration, or FDA;

●	our capacity to develop a multi-dose pen injector, or Pen, for use with the F8 Formulation;

●	our capacity to finance or finding a partner to conduct a Phase 3 clinical trial using tesamorelin for the treatment of NASH in the general population;

●	our capacity to pursue the conduct of our Phase 1 clinical trial using our TH1902 PDC in various types of cancers;

●	our capacity to pursue the development of our other PDCs in the field of oncology;

●	our capacity to acquire or in-license new products and/or compounds;

●	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes;

●	our estimates regarding our capital requirements; and

●	our ability to meet the timelines set forth herein.
Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

●
the current pandemic and the measures implemented to control it will have limited material adverse effect on our operations, including our commercial regular practice associated with the sale of our products;

●	the vaccines recently developed to thwart the coronavirus will be safe and effective at combatting the coronavirus in its current form and in any variant form thereof;

●	sales of EGRIFTA SV ® and Trogarzo ® in the United States will increase over time;

●	our commercial practices in the United States and the countries of the European Union where we commercialize our products will not be found to be in violation of applicable laws;

●	the long-term use of EGRIFTA SV ® and Trogarzo ® will not change their respective current safety profile;

●	no recall or market withdrawal of EGRIFTA SV ® and Trogarzo ® will occur;

●
no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of
EGRIFTA SV
®
and Trogarzo
®
in countries where such products are commercialized;

●	continuous supply of EGRIFTA SV ® and Trogarzo ® will be available;

●
our relations with third-party suppliers of
EGRIFTA SV
®
and Trogarzo
®
will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply
EGRIFTA
 SV
®
and Trogarzo
®
to meet market demand on a timely basis;

●	no biosimilar version of tesamorelin will be approved by the FDA;

●	our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States;

●	Trogarzo ® will be added to the list of reimbursed drugs by countries of the European Union and the United Kingdom;

●	the integration of U.S. employees into our U.S. subsidiary will not be disruptive to our business and will strengthen our commercial capabilities in the United States;

●	the FDA will approve the F8 Formulation;

●	no vaccine or cure will be found for the prevention or eradication of HIV;

●	we will succeed in developing the Pen or any other device for use with the F8 Formulation and the FDA will approve the use of such device for the F8 Formulation;

●	we will have the financial means or will find a partner to conduct a Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

●	we will succeed in recruiting patients and in conducting our Phase 3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

●	we will succeed in recruiting and in conducting our Phase 1 clinical trial studying TH1902 in various types of cancers;

●	our Phase 1 clinical trial studying TH1902 in various types of cancer will demonstrate strong efficacy results;

●	our research and development activities will yield positive results;

●
the data obtained from our market research on the potential market for the treatment of NASH in the general population and on the potential market for Trogarzo
®
in the United States and in the European Union are accurate;

●	our European infrastructure is adequate to successfully launch and commercialize Trogarzo ® in key European countries;

●	the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise as of the date of this Annual Report; and

●	our business plan will not be substantially modified.
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
ANNUAL INFORMATION FORM
The annual information form for the fiscal year ended November 30, 2021, is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended November 30, 2021 and 2020, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s MD&A for the year ended November 30, 2021 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
D
ISCLOSURE
C
ONTROL
AND
P
ROCEDURES
At the end of the period covered by this Annual Report for the fiscal year ended November 30, 2021, an evaluation was carried out by management, under the supervision and with the participation of our President and Chief Executive Officer, or CEO, and by our Senior Vice President and Chief Financial Officer, or CFO, who are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined un Rule
13(a)-15(e)
of the Exchange Act). Based upon that evaluation, management concluded that our disclosure controls and procedures was effective.

I
NTERNAL
C
ONTROL
OVER
F
INANCIAL
R
EPORTING
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

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

In connection with the Company’s reporting obligations in Canada and its obligations under Rule
13a-15(c)
under the Exchange Act, management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of November 30, 2021, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that its internal control over financial reporting were effective.
N
O
A
UDITOR
’
S
A
TTESTATION
R
EPORT
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
C
HANGES
IN
I
NTERNAL
C
ONTROL
OVER
F
INANCIAL
R
EPORTING
During the period covered by this Annual Report, no change occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
AUDIT COMMITTEE
The Registrant has an audit committee, or Audit Committee, comprised of four independent directors, namely: Alain Trudeau, its Chair, Gary Littlejohn, Gérald A. Lacoste, and Frank Holler.
The Audit Committee reviews the financial statements of the Registrant and performs other duties, as described in the Audit Committee’s charter adopted by the board of directors and attached as Schedule “A” to the Annual Information Form of the Registrant for the year ended November 30, 2021 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.
All four members of the Audit Committee are independent and financially literate. The board of directors has determined that Alain Trudeau is the financial expert of the Audit Committee. The SEC has indicated that the designation or identification of Mr. Trudeau as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Trudeau that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.

Alain Trudeau.
Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal and is a fellow of the Quebec CPA order. From 1982 to 2019, Mr. Trudeau has had a distinguished career at Ernst & Young where he held the position of Managing Partner, Assurance Services, for Ernst & Young offices in the Province of Quebec, from 2008 to 2019. During his career, Mr. Trudeau was responsible for the audit of various publicly-traded companies.
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
Frank Holler.
Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia. Prior to joining the Corporation, Mr. Holler was President and CEO of Xenon Pharmaceuticals Inc. from 1999 to 2003 after having been President and CEO of ID Biomedical Corporation from 1991 to 1998. In addition, he was a founding director of Angiotech Pharmaceuticals. Mr. Holler also acted as Vice-President of Investment Banking with Merrill Lynch Canada and Wood Gundy Inc. (now CIBC World Markets).
Each member of the Audit Committee has acquired
in-depth
financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Registrant’s financial statements.

AUDITORS FEES AND RELATED SERVICES
KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us that were billed or payable in respect of each of our fiscal years ended November 30, 2021 and 2020:
A
UDITORS
F
EES

Fees	Fiscal Year Ended November 30, 2021 (CAD)	Fiscal Year Ended November 30, 2020 (CAD)

Audit Fees (1)	$639,382	$497,667

Audit-Related Fees (2)	$48,943	$89,175

Tax Fees (3)	$170,027	$54,563

Total:	$858,352	$641,405
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation and accounting consultations.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, transfer pricing, tax advice and tax planning.
A
UDIT
C
OMMITTEE
P
RE
-A
PPROVAL
P
OLICIES
AND
P
ROCEDURES
The Audit Committee charter sets out responsibilities regarding the provision of non-audit
services by the Company’s external auditors and requires the Audit Committee to pre-approve
all permitted
non-audit
services to be provided by the Company’s external auditors, which pre-approval
may be delegated to any member of the Audit Committee. The Company also requires pre-approval
of all audit services to be provided by its external auditors. All audit and non-audit
services performed by the Company’s external auditors for the fiscal year ended November 30, 2021, were pre-approved
by the Audit Committee and none were approved on the basis of the de minimis
exemption set forth in Rule
2-01(c)(7)(i)(C)
of Regulation
S-X.

CODE OF ETHICS
The Company has adopted a code of ethics for all of its directors, officers and employees, or Code of Ethics. The Code of Ethics has been posted on the Company’s website and is available at
www.theratech.com
. On February 18, 2020, the Company adopted a policy based on the
Foreign Corrupt Practices Act
of 1977
, as amended, or FCPA Policy. Such policy has also been posted on the Company’s website and is also available at
www.theratech.com
. The Company undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics and of the FCPA Policy. In order to obtain such documents, a written request must be made to the Corporate Secretary of the Company at the following address: 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.
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
OFF-BALANCE
SHEET ARRANGEMENTS
The Corporation does not have any
off-balance
sheet arrangements.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of November 30, 2021 information with respect to the Corporation’s known contractual obligations (stated in U.S. dollars).

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
Convertible unsecured senior notes, including interest	64,113,000	3,306,000	60,807,000	—	—
Lease Liabilities	2,973,000	624,000	1,275,000	1,074,000	—
Purchase Obligations (1)	8,575,000	8,575,000	—	—	—

Total	$75,661,000	$12,505,000	$62,082,000	$1,074,000	$—

(1)
The Corporation has long-term procurement agreements with third party suppliers in connection with the commercialization of
EGRIFTA SV
®
and Trogarzo
®
. As at November 30, 2021, the Corporation had outstanding purchase orders and minimum payments under these agreements amounting to $6,598,000 for the manufacture of Trogarzo
®
,
EGRIFTA
 SV
®
and for various services. The Corporation also had research commitments and outstanding clinical material purchase orders amounting to $1,253,000 in connection with its oncology platform and $724,000 in connection with the F8 Formulation and the Pen developed for the F8 Formulation.

Long-term obligations are contingent upon occurrence of certain stated event under commercialization rights and license agreements.

Credit facility:
The Corporation has a CA$1,500,000 credit facility for its ongoing operations, bearing interests at the bank’s Canadian prime rate, plus 1.0%, and a US$1,000,000 revolving credit facility bearing interest at the Bank’s U.S. prime rate plus 1.0%. Under the terms of the credit facility, the bank has a first rank movable hypothec on all of the assets of the Corporation.
As at November 30, 2021 and 2020, the Corporation did not have any borrowings outstanding under this credit facility.
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
 SV
®
above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including non-alcoholic fatty liver disease or NASH in the general population.
Post-Approval Commitments:
In connection with the approval of Trogarzo
®
in Europe, we are required to conduct a pediatric investigation plan, or PIP, and a post-authorisation efficacy study, or Registry. The PIP is comprised of two studies: the first one consists in evaluating the pharmacokinetics, pharmacodynamics, safety and tolerability of Trogarzo
®
in children from 6 to less than 18 years of age with
HIV-1
infection in order to provide pharmacokinetics and pharmacodynamics data to support the extrapolation of efficacy from adults; and the second study is a modelling and simulation study to evaluate the use of Trogarzo
®
in the treatment of
HIV-1
infection resistant to at least 1 agent in 3 different classes in children from 6 to less than 18 years of age. The Registry consists primarily in evaluating the long-term efficacy and durability of Trogarzo
®
in combination with other antiretrovirals by comparing the virologic, immunologic and clinical outcomes of patients receiving Trogarzo
®
treatment
versus
matched patients not receiving Trogarzo
®
. The study comprising the Registry should be conducted over a five-year period. The cost of the Registry, estimated to be approximately 4,000,000 Euros, will be borne as to 52% by TaiMed and as to 48% by us.
Milestones:
Reference should be made to Note 13 (Intangible Assets) to the audited consolidated financial statements of the Registrant for the year ended November 30, 2021 for a description of all potential commercial milestones payable by the Registrant.

NOTICE PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended November 30, 2021, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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

THERATECHNOLOGIES INC.

By:	/s/ Paul Lévesque
	Name:	Paul Lévesque
	Title:	President and Chief Executive Officer

Date: February 24, 2022

EXHIBIT INDEX

Exhibit

99.1	Annual Information Form dated February 23, 2022 for the financial year ended November 30, 2021

99.2	Management’s Discussion and Analysis for the year ended November 30, 2021

99.3	Audited Consolidated Annual Financial Statements for the years ended November 30, 2021 and 2020

99.4	Certificate of CEO dated February 24, 2022 pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of CFO dated February 24, 2022 pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of CEO dated February 24, 2022 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of CFO dated February 24, 2022 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)