Form 40-F
period 2022-11-30
Theratechnologies Inc.
filed 2023-02-28
CIK 1512717

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM

40-F
(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year
ended November 30, 2022
Commission file number:

001-35203
THERATECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Québec, Canada	2834	98-0618426
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or	Standard	Identification Number)
organization)	Industrial
Classification
Code Number
(if applicable)
2015 Peel Street, 11
th
Floor
Montreal, Québec, Canada H3A 1T8
(514
)
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual repor
t:
96,806,299
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes

☑
No
☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes

☑
No
☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging Growth Corporation
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
☐

Auditor Name: KPMG, LLP	Auditor Location: Montreal, Canada	Auditor Firm ID: 85
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
☐

EXPLANATORY NOTE
Theratechnologies Inc. (“we”, “us”, “our”, the “Corporation” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) on Form
40-F
pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined under Rule
3b-4
under the Exchange Act. Our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule
3a12-3.

FORWARD LOOKING STATEMENTS
This annual report on Form
40-F
(the “Annual Report”) and the documents incorporated herein by reference contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding the commercialization of EGRIFTA SV ® and Trogarzo ® , despite new market entrants;

•	our ability and capacity to grow the sales of EGRIFTA SV ® and Trogarzo ® successfully in the United States;

•	our capacity to meet supply and demand for our products;

•	the market acceptance of EGRIFTA SV ® and Trogarzo ® in the United States;

•
the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

•	our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV ® and Trogarzo ® by third-party payors in the United States;

•	the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available;

•	our ability to protect and maintain our intellectual property rights in tesamorelin;

•	the filing of a supplemental biologic application (“sBLA”) for an intramuscular method of administration of Trogarzo ® ;

•	the approval of an intramuscular method of administration of Trogarzo ® by the United States Food and Drug Administration (“FDA”);

•	the filing of a sBLA with the FDA for a new formulation of tesamorelin (“F8 Formulation”);

•	the approval of the F8 Formulation by the FDA;

•	our ability to successfully complete the human factors validation study (“HFS”) and to resubmit a CBE supplement with the FDA for EGRIFTA SV ® in the 2023 fiscal year;

•	our capacity to meet the undertakings, covenants and obligations contained in the credit agreement entered into with Marathon’s affiliates and not be in default thereof;

•	our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of NASH in the general population;

•	the filing of an amendment to our protocol to resume the conduct of our Phase 1 clinical trial using TH1902 in various types of cancer;

•	our capacity to find a partner to pursue the development of TH1902 once the Phase 1 clinical trial has resumed;

•	our capacity to pursue the development of other peptide-drug conjugates (“PDC”) in the field of oncology;

•	our capacity to acquire, in-license, or copromote new products;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes;

•	our estimates regarding our capital requirements; and

•	our ability to meet the timelines set forth herein.
Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

•	sales of EGRIFTA SV ® and Trogarzo ® in the United States will increase over time;

•	our expenses will remain under control;

•	our commercial practices in the United States will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA SV ® and Trogarzo ® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA SV ® and Trogarzo ® will occur;

•	no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV ® and Trogarzo ® in the United States;

•	continuous supply of EGRIFTA SV ® and Trogarzo ® will be available to meet market demand on a timely basis;

•	our relations with third-party suppliers of EGRIFTA SV ® and Trogarzo ® will be conflict-free;

•	the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto;

•	no biosimilar version of tesamorelin will be approved by the FDA;

•	our intellectual property will prevent companies from commercializing biosimilar versions of tesamorelin in the United States;

•	we will file a sBLA for the F8 Formulation in the 2023 fiscal year;

•	the FDA will approve the F8 Formulation;

•	no vaccine or cure will be found for the prevention or eradication of HIV;

•	the HFS will be successfully completed and we will resubmit a CBE supplement with the FDA for EGRIFTA SV ® by the end of the 2023 fiscal year;

•	the FDA will approve the CBE supplement;

•	we will not default under the terms and conditions of the credit agreement entered into with Marathon’s affiliates, including meeting the minimum liquidity and revenue target covenants therein;

•	we will meet all of the conditions set forth under the credit agreement entered into with Marathon’s affiliates to draw down the $20 million second tranche;

•	the interest rate on the amount borrowed from Marathon’s affiliates under the credit agreement will not materially vary upwards;

•	the Corporation will continue as a going concern;

•	we will find a partner to conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

•	the FDA will approve the amendments to our protocol allowing us to resume the conduct of our Phase 1 clinical trial using TH1902 in various types of cancer;

•	our Phase 1 clinical trial studying TH1902 in various types of cancer will demonstrate positive efficacy and safety results;

•	we will find a partner to pursue the development of TH1902 once the Phase 1 clinical trial has resumed;

•	our research and development activities will yield positive results;

•	the data obtained from our market research on the potential market for EGRIFTA SV ® and on the potential market for Trogarzo ® in the United States are accurate;

•	the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this Annual Report;

•	our business plan will not be substantially modified; and

•	no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.
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
NOTE TO UNITED STATES READERS
We are permitted under the multi-jurisdictional disclosure system adapted by the United States Securities and Exchange Commission (“SEC”) to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States.
The Corporation’s financial statements, including those in the exhibits attached to this Annual Report, are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS differ in some significant respects from U.S. GAAP, and thus the Corporation’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and U.S. GAAP might be material to the financial information presented in this Annual Report. In addition, differences may arise in subsequent periods related to changes in IFRS or U.S. GAAP or due to new transactions we enter into. We are not required to prepare a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and have not quantified such differences.
ANNUAL INFORMATION FORM
The annual information form for the fiscal year ended November 30, 2022 (“Annual Information Form”) is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation for the years ended November 30, 2022 and 2021, including the report of the independent auditors thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Corporation’s management’s discussion and analysis for the year ended November 30, 2022 (“2022 MD&A”), is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Corporation’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
D
ISCLOSURE
C
ONTROL
AND
P
ROCEDURES
The information provided in the section entitled “Disclosure Controls and Procedures and Internal Control over Financial Reporting” contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.
I
NTERNAL
C
ONTROL
OVER
F
INANCIAL
R
EPORTING
The information provided in the section entitled “
Disclosure Controls and Procedures and Internal Control over Financial Reporting” contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.
N
O
A
UDITOR
’
S
A
TTESTATION
R
EPORT
As an “emerging growth company” (as such term is defined in Rule
12b-2
under the Exchange Act), the Corporation is not required to include in this Annual Report an attestation report of the Corporation’s independent registered public accounting firm relating to the Corporation’s internal control over financial reporting. The Corporation will be required to provide an attestation report when it no longer qualifies as an emerging growth company.
C
HANGES
IN
I
NTERNAL
C
ONTROL
OVER
F
INANCIAL
R
EPORTING
Other than the material weakness described in the section entitled “Disclosure Controls and Procedures and Internal Control over Financial Reporting” contained in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report, there were no changes in our internal controls over financial reporting during the period covered by this Annual Report that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
AUDIT COMMITTEE
The Corporation has an audit committee (“Audit Committee”), comprised of four independent directors, namely: Alain Trudeau, its Chair, Gary Littlejohn, Gérald A. Lacoste, and Frank Holler.
The Audit Committee reviews the financial statements of the Registrant and performs other duties, as described in the Audit Committee’s charter adopted by the board of directors and attached as Schedule “A” to the Annual Information Form of the Registrant for the year ended November 30, 2022, filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.
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
Gary Littlejohn.
Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Corporation, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial.
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

3

AUDITORS FEES AND RELATED SERVICES
KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us that were billed or payable in respect of each of our fiscal years ended November 30, 2022 and 2021:
A
UDITORS
F
EES

Fees	Fiscal Year Ended November 30, 2022 (CAD)	Fiscal Year Ended November 30, 2021 (CAD)

Audit Fees (1)	$750,615	$639,382

Audit-Related Fees (2)	$53,865	$48,943

Tax Fees (3)	$115,293	$170,027

All Other Fees	--	--

Total:	$919,773	$858,352

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

A
UDIT
C
OMMITTEE
P
RE
-A
PPROVAL
P
OLICIES
AND
P
ROCEDURES
The Audit Committee charter sets out responsibilities regarding the provision of non-audit
services by the Corporation’s external auditors and requires the Audit Committee to pre-approve
all permitted
non-audit
services to be provided by the Corporation’s external auditors, which pre-approval
may be delegated to any member of the Audit Committee. The Corporation also requires pre-approval
of all audit services to be provided by its external auditors. All audit and non-audit
services performed by the Corporation’s external auditors for the fiscal year ended November 30, 2022, were pre-approved
by the Audit Committee and none were approved on the basis of the de minimis
exemption set forth in Rule
2-01(c)(7)(i)(C)
of Regulation
S-X..
CODE OF ETHICS
The Corporation has adopted a code of ethics for all of its directors, officers and employees, or Code of Ethics. The Code of Ethics has been posted on the Corporation’s website and is available at
www.theratech.com
. On February 18, 2020, the Corporation adopted a policy based on the
Foreign Corrupt Practices Act
of 1977
, as amended, or FCPA Policy. Such policy has also been posted on the Corporation’s website and is also available at
www.theratech.com
. The Corporation undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics and of the FCPA Policy. In order to obtain such documents, a written request must be made to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.
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
OFF-BALANCE
SHEET ARRANGEMENTS
The Corporation does not have any
off-balance
sheet arrangements.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of November 30, 2022 information with respect to the Corporation’s contractual obligations (stated in U.S. dollars).

		Less than 1			More than
Contractual Obligations	Total	Year	1 to 3 Years	3 to 5 Years	5 years
Convertible unsecured senior notes, including interest	29,081,000	29,081,000	—	—	—
Lease Liabilities	2,196,000	595,000	1,145,000	405,000	51,000
Term loan, including interest (1)	57,667,000	5,649,000	28,421,000	23,597,000	—
Purchase Obligations (2)	3,822,000	3,822,000	—	—	—

Total	$92,766,000	$39,147,000	$29,566,000	$24,002,000	$51,000

(1)	Based on SOFR forward rates. The maturities above reflect the fact that the term loan has been amended in the subsequent event period and, as such, the contractual maturities are used.

(2)
The Corporation has long-term procurement agreements with third party suppliers in connection with the commercialization of
EGRIFTA SV
®
and Trogarzo
®
. As at November 30, 2022, the Corporation had outstanding purchase orders and minimum payments under these agreements amounting to $1,644,000 for the manufacture of Trogarzo
®
,
EGRIFTA
 SV
®
and for various services. The Corporation also had research commitments and outstanding clinical material purchase orders amounting to $1,310,000 in connection with its oncology platform and $868,000 in connection with the F8 Formulation and a multi-dose pen injector developed for the F8 Formulation.

License agreement:
On February 4, 2020, the Corporation entered into an amended and restated license agreement with the Massachusetts General Hospital, or MGH, as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of NASH in the general population. Under the terms of the amended agreement, the MGH, through Dr Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the European Medicines Agency, or EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of
EGRIFTA

®
and
EGRIFTA
 SV
®
above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including non-alcoholic fatty liver disease or NASH in the general population.
Milestones:
Reference should be made to Note 13 (Intangible Assets) to the audited consolidated financial statements of the Registrant for the year ended November 30, 2022, for a description of all potential commercial milestones payable by the Registrant.
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

Date: February 28, 2023

5

EXHIBIT INDEX

Exhibit

99.1	Annual Information Form dated February 27, 2023 for the year ended November 30, 2022

99.2	Audited Consolidated Annual Financial Statements for the years ended November 30, 2022 and 2021

99.3	Management’s Discussion and Analysis for the year ended November 30, 2022

99.4	Certificate of CEO dated February 28, 2023 pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of CFO dated February 28, 2023 pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of CEO dated February 28, 2023 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of CFO dated February 28, 2023 pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase