Form 20-F
period 2023-11-30
Theratechnologies Inc.
filed 2024-02-21
CIK 1512717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number
001-35203

THERATECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

THERATECHNOLOGIES INC.
(Translation of Registrant’s name into English)
Quebec
(Jurisdiction of incorporation or organization)
2015 Peel Street
, 11th Floor,
Montreal, Quebec
,
Canada
,
H3A 1T8
(Address of principal executive offices)
Jocelyn Lafond
, Tel.: (
438
)
315-6607
,
Fax: (514) 331-9691
2015 Peel Street
, 11th Floor,
Montreal, Quebec
,
Canada
,
H3A 1T8
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	THTX	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Common Shares
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
45,980,019
Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐
No
 ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐
No
 ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes
 ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes
 ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.
☐ Large accelerated filer ☐ Accelerated
filer
☒
 Non-accelerated filer
☒
 Emerging Growth Company
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.
☐

Auditor Name: KPMG LLP	Auditor Location: Montreal, Quebec, Canada	Auditor Firm ID: 85
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐  No
☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROC
E
EDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTION

BASIS OF PRESENTATION

In this Annual Report on Form 20-F (“Annual Report”):

•

References to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise.

•

EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin indicated for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. EGRIFTA SV® is our registered trademark in the United States and this mark is used in the United States to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy.

•

Trogarzo® (ibalizumab-uiyk) refers to a recombinant humanized monoclonal antibody. Trogarzo®, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficiency virus type 1 (“HIV-1”) infection in heavily treatment-experienced adults with multidrug-resistant (“MDR”) HIV-1 infection failing their current ARV regimen. Trogarzo® is a registered trademark of TaiMed Biologics, Inc. (“TaiMed”) and is under licence to us for use in the United States and Canada.

•

THERA Patient Support® is our registered trademark in the United States and it refers to our patients and physicians service desk providing support to these people in connection with our commercialized products.

•	SORT1+ Technology is our trademark and refers to our licensed platform to develop peptide-drug conjugates (“PDC”).

•

Except as otherwise indicated, the financial information contained in this Annual Report and in our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

•

The Company’s functional and presentation currency is the United States dollar. Except as otherwise indicated, all monetary amounts set forth in this Annual Report are expressed in United States dollar.

•	References to “$” and “US$” are to U.S. dollars and references to “CA$” or “CAD” are to Canadian dollars.

•

Any references in this Annual Report to the number of common shares (“Common Shares”) (including earnings per share), Marathon Warrants (as defined below), share options and the exercise price of the Marathon Warrants, share options and other equity-linked securities issued by the Corporation have been retrospectively adjusted and restated to reflect the effect of the Consolidation (as defined below), on a retrospective basis.

•	All information is provided as of November 30, 2023, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Report and the documents contained herein by reference contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management (collectively, “Forward-Looking Statements”). In some cases, you can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify Forward-Looking Statements. Although we believe that the expectations reflected in these Forward-Looking Statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these Forward-Looking Statements. Forward-Looking Statements include, but are not limited to, statements about:

●	our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®, despite new market entrants;

●	our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States;

●	our capacity to meet supply and demand for our products;

●

our revenue and Adjusted EBITDA (as defined below) guidance, which are based on our assumption that our revenues continue to grow in Fiscal 2024 and that we continue our close monitoring and management of expenses;

●	our ability to continue generating a positive Adjusted EBITDA;

●	the market acceptance of EGRIFTA SV® and Trogarzo® in the United States;

●

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

●	our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States;

●	the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available;

●	our ability to protect and maintain our intellectual property rights in tesamorelin and our other peptide-drug conjugates;

●	our capacity to enroll patients and complete our Phase 1 clinical trial studying sudocetaxel zendusortide;

●	our ability to develop other peptide-drug conjugates generated through our SORT1+Technology™ platform;

●

our ability to successfully address the questions raised by the FDA in its complete response letter (“CRL”) regarding the F8 formulation of tesamorelin (“F8 Formulation”) and to resubmit the F8 Formulation for approval to the United States Food and Drug Administration (“FDA”);

●	the approval of the F8 Formulation by the FDA;

●

our ability to successfully complete the human factors validation study (“HFS”) results for EGRIFTA SV® and to resubmit a Changes Being Effected (“CBE”) supplement with the FDA for EGRIFTA SV® on or before September 15, 2024, or any other prescribed deadline we may be able to negotiate with the FDA;

●

our capacity to meet the undertakings, covenants and obligations contained in the credit agreement dated July 20, 2022, as amended from time to time (“Marathon Credit Agreement”), entered into with Marathon’s affiliates (collectively “Marathon”) and not be in default thereof;

●	our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of nonalcoholic steatohepatitis (“NASH”) in the general population;

●	our capacity to find a partner to pursue the development of sudocetaxel zendusortide once the Phase 1 clinical trial is completed;

●	our capacity to acquire, in-license, or copromote new commercialized drug products;

●	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes;

●	our estimates regarding our capital requirements; and

●	our ability to meet the timelines set forth herein.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that:

•	sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time;

•	our expenses will remain under control;

•	our commercial practices in the United States will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur;

•	no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States;

•	continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis;

•	our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free;

•	the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto;

•	no biosimilar version of tesamorelin will be approved by the FDA;

•	we will be able to satisfactorily answer all of the questions asked by the FDA in the CRL related to the F8 Formulation and to resubmit our file to the FDA seeking the approval of the F8 Formulation;

•	the FDA will approve the F8 Formulation;

•	no vaccine or cure will be found for the prevention or eradication of HIV;

•	the HFS for EGRIFTA SV® will be successfully completed and we will resubmit a CBE supplement with the FDA for EGRIFTA SV® within the prescribed timelines;

•	the FDA will approve the CBE supplement for EGRIFTA SV®;

•	the FDA will approve the intramuscular (“IM”) method of administration for the maintenance dose of Trogarzo®;

•	we will not default under the terms and conditions of the Marathon Credit Agreement, including meeting the minimum liquidity and Marathon Adjusted EBITDA (as defined below) target covenants therein;

•	the interest rate on the amount borrowed from Marathon under the Marathon Credit Agreement will not materially vary upwards;

•	the Corporation will continue as a going concern;

•	we will find a partner to conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population;

•	we will be able to recruit patients for our Phase 1 clinical trial studying sudocetaxel zendusortide and will be able to see signs of efficacy without observing material adverse effects;

•	we will find a partner to pursue the development of sudocetaxel zendusortide once the Phase 1 clinical trial has been completed;

•	our research and development activities will yield positive results;

•	the data obtained from our market research on the potential market for EGRIFTA SV® and on the potential market for Trogarzo® in the United States are accurate;

•	the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this Annual Report;

•	our business plan will not be substantially modified; and

•	no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Forward-Looking Statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the Forward-Looking Statements and circumstances discussed in this Annual Report may not occur, and you should not place undue reliance on these Forward-Looking Statements. We discuss many of our risks in greater detail under “Item 3D – Risk Factors” (below) but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the Forward-Looking Statements, our business, financial condition and prospects. Also, these Forward-Looking Statements represent our estimates and assumptions only as of the date of this Annual Report. We undertake no obligation and do not intend to update or revise these Forward-Looking Statements, unless required by law. We qualify all of the information presented in this Annual Report, and particularly our Forward-Looking Statements, with these cautionary statements.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (“Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (“Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “large accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “large accelerated filer”.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

NON-IFRS AND NON-U.S. GAAP MEASURE

The information presented in this Annual Report includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under “Item 5 – Operating and Financial Review and Prospects – Reconciliation of Adjusted EBITDA” of this Annual Report.

The calculation of the “Adjusted EBITDA” in this Annual Report is different from the calculation of the adjusted EBITDA (“Marathon Adjusted EBITDA”) under the Marathon Credit Agreement for the purpose of complying with the covenants therein.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.   Directors and senior management.

Not applicable

B.   Advisers.

Not applicable

C.   Auditors.

Not applicable

Item 2. Offer Statistics and Expected Timetable

A.   Offer Statistics

Not applicable

B.   Method and Expected Timetable

Not applicable

Item 3. Key Information

A.   (Reserved)

B.   Capitalization and indebtedness

Not applicable

C.   Reasons for the offer and use of proceeds

Not applicable

D.   Risks factors

Before you invest in our securities, you should understand the high degree of risk involved and consider carefully the risks and uncertainties described below. The following risks may adversely impact our business, financial condition, operating results and prospects. Additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also develop as our operations evolve and, therefore, may adversely affect our business, financial condition, operating results or prospects. As a result, the trading price of our securities, including our common shares, could decline and you could lose all or part of your investment.

This Annual Report also contains Forward-Looking Statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of certain factors, including the risks described below.

Risks Related to the Corporation’s Cash Position

The Corporation’s report of independent registered public accounting firm (“Auditors Report”) to shareholders and the Board of Directors of the Corporation, as well as note 1 to the audited consolidated financial statements of the Corporation for the fiscal year ended November 30, 2023 contains a going concern note about the Corporation’s ability to continue as a going concern and its capacity to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2023. The going concern note casts substantial doubt about the capacity of the Corporation to meet its monetary obligations.

The Corporation’s Auditors Report to the shareholders and Board of Directors, as well as note 1 to the audited annual consolidated financial statements of the Corporation for the fiscal year ended November 30, 2023, contains a going concern note about the Corporation’s ability to continue as a going concern and the capacity of the Corporation to realize its assets and discharge its liabilities and commitments in the normal course of business. The going concern note casts substantial doubt about the capacity of the Corporation to honor its obligations as they fall due during a period of at least 12 months from November 30, 2023.

A breach of a financial covenant under the Marathon Credit Agreement would entitle the lender to demand immediate repayment of the Corporation’s debt. As at November 30, 2023, the Corporation’s cash, bonds and money market funds amounted to $40.4 million whereas the principal of the loan to be reimbursed would amount to $60.6 million. Therefore, the Corporation could be unable to reimburse its debt unless it is able to find additional external financing by way of an equity offering. Absent such additional source of financing, the Corporation may have to resort to insolvency laws.

In the event there occurs an event of default under the Marathon Credit Agreement, the interest rate payable on the loaned amount increases by 300 basis points and Marathon has the right to declare all amounts outstanding under the loan immediately due and payable. If Marathon was to declare all loaned amounts due and payable under the Marathon Credit Agreement, the Corporation would not currently be able to repay such amount unless it secures additional financings. Therefore, the Corporation would have to issue additional equity or secure access to alternative funding enabling it to repay in full the loaned amounts under the Marathon Credit Agreement. The issuance of additional equity would dilute current shareholders and such dilution could be substantial depending on the amount of money the Corporation would have to raise and the price at which such equity offering would be made. In the event the Corporation is unable to implement measures allowing it to secure the repayment of its debt, the Corporation could also have to sell or liquidate its assets or resort to insolvency laws. A recourse to any of these alternatives would have a material adverse effect on the Corporation and its shareholders.

The Marathon Credit Agreement contains various covenants, undertakings and obligations, any breach of which could trigger an event of default under the Marathon Credit Agreement resulting in the interest rate payable on any outstanding loaned amount to be increased by 300 basis points and would allow Marathon to declare such principal amount and interest thereon immediately due and payable. Marathon would have the option to foreclose on all of the assets of the Corporation pursuant to the liens registered against all of the assets of the Corporation.

An event of default under the Marathon Credit Agreement resulting in Marathon declaring all principal amount and interest thereon immediately due and payable would require the Corporation to seek and find alternative sources of financing if liquidities readily available to the Corporation were below the amount of the debt to be repaid. As at November 30, 2023, the Corporation had approximatively $40.4 million in cash, bonds and money market funds while the principal of the debt amounted to $60.6 million. Alternative sources of financing could include the issuance of equity, subject to then prevailing market conditions. The issuance of equity security would dilute shareholders and such dilution could be substantial depending on the price at which the equity offering would be made and the amount to be raised. If the Corporation was unable to secure additional financing to repay any of its outstanding loaned amount, the Corporation could have to sell or liquidate its assets or resort to insolvency laws. A recourse to any of these alternatives would have a material adverse effect on the Corporation and its shareholders.

In the past, the Corporation has breached certain terms and conditions of the Marathon Credit Agreement. While we have been successful in negotiating waivers of default and amendments to the Marathon Credit Agreement, there can be no assurance that, going forward, Marathon will agree to additional waivers or amendments to the Marathon Credit Agreement if the Corporation breaches any of the covenants, undertakings or obligations under such agreement. Furthermore, any additional waivers or amendments to the Marathon Credit Agreement could be costly to the Corporation. The failure to amend the Marathon Credit Agreement or to obtain a waiver from Marathon in the future in the event we are in default under the Marathon Credit Agreement could have a material adverse effect on the Corporation and its business prospects in the event Marathon declares all principal amounts and interest thereon immediately due and payable and the Corporation is unable to repay the loaned amounts.

We did not generate a profit from our operations in the fiscal year ended November 30, 2023. There can be no guarantee that we will ever achieve profitability.

We have a history of net losses, including a net loss of $24 million for the fiscal year ended November 30, 2023. In the future, our profitability will mainly depend on our capacity to successfully maintain the commercialization of EGRIFTA SV® and Trogarzo® in the United States through a low-cost and effective distribution network, compliance with applicable laws, the recruitment and retention of talented personnel, the deployment of effective marketing campaigns and through continued reimbursement coverage for EGRIFTA SV® and Trogarzo® under U.S. Medicare and Medicaid programs and under private-health insurers programs in the United States. Our long-term profitability will also depend on our ability and capacity to acquire or in-license additional commercialized drug products immediately accretive to our business, and to control our operating expenses.

There is no guarantee that we will continue succeeding in growing sales of EGRIFTA SV® and Trogarzo® in the United States or that we will be successful in acquiring or in-licensing additional commercialized drug products. The acquisition or in-licensing of additional commercialized drug products will depend on our ability to identify such products, our capacity to enter into agreements on terms satisfactory to us and to obtain all approvals, if any are required. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected, and we may never obtain or sustain profitability.

We may not be able to generate sufficient cash from our operating activities to service our debt obligations.

Future financial and operating performance remain subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to generate a level of positive cash flows from operating activities sufficient to pay the principal and interest on the loan provided by Marathon.

For the three months ended November 30, 2023, and for the fiscal year ended November 30, 2023, the Corporation had negative operating cash flows of $4.1 million and $5.7 million, respectively. If the cash flow we generate and our capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay expenditures and capital additions, seek additional capital or restructure or refinance our debt. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and we could have to resort to insolvency laws to seek protection from our creditors.

Interest rate fluctuations may have a material adverse effect on our capacity to reimburse the loaned amounts under the Marathon Credit Agreement and on our capacity to execute on our business plan.

The interest rate we have to pay Marathon under the Marathon Credit Agreement is based on the Secured Overnight Financing Rate (“SOFR”), plus 9.5%.

SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. SOFR has a limited history, and the future performance of SOFR cannot be predicted based on its limited historical performance. The level of SOFR may bear little or no relation to historical, actual or indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations, and hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. The future performance of SOFR is therefore impossible to predict, and no future performance of SOFR may be inferred from any of the historical, actual or indicative data. Changes in the levels of SOFR will affect the interest rate we have to pay to Marathon under the Marathon Credit Agreement during the term of the loan and may adversely affect the amount of cash we will have to allocate to the repayment of the loan.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. If SOFR increases as a result of events over which we have no control, this could have a material adverse effect on our financial condition and results of operations. If SOFR increases, our debt service obligations would increase even if the amount borrowed remained the same, and our net loss will increase and cash flows from operating activities, including cash available for servicing our indebtedness, will correspondingly decrease.

The Marathon Credit Agreement includes significant operating and financial restrictions on the Corporation, any of which could prevent us from capitalizing on business opportunities. In addition, our failure to comply with such restrictions could trigger an event of default which would increase by 300 basis points the interest payable on any loaned amounts under the Marathon Credit Agreement and would allow Marathon to declare the outstanding loaned amounts immediately due and payable in addition to providing Marathon with the right to foreclose on all of the assets of the Corporation pursuant to the liens registered against all of the assets of the Corporation. If we are unable to cure an event of default or obtain a waiver from Marathon in relation to such event of default, and if we do not have the financial capacity to repay any amount loaned becoming due and payable, we may have to cease our operations and to resort to insolvency laws.

The Marathon Credit Agreement governing our outstanding $60.6 million loan imposes significant operating and financial restrictions on the Corporation. These restrictions limit our ability and the ability of our subsidiaries to, among other things: (i) incur or guarantee additional debt or issue disqualified stock or preferred stock; (ii) pay dividends and make other distributions on, or redeem or repurchase, capital stock; (iii) make certain investments; (iv) incur additional liens; (v) enter into transactions related to the acquisition, disposition, in-licensing or out-licensing of assets; and (vi) merge or consolidate.

In addition, the Marathon Credit Agreement imposes that we maintain a minimum level of liquidity of between $15 million and $20 million in cash, cash equivalent and eligible investments at all times based on the Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters. The minimum liquidity covenant restricts the management of the Corporation’s liquidity and could increase the likelihood that the Corporation may not be able to meet its obligations as they become due. The Marathon Credit Agreement also imposes a minimum Marathon Adjusted EBITDA covenant on a quarterly basis that began with the quarter ending November 30, 2023. The Marathon Credit Agreement further imposes reporting requirements on our business activities on a quarterly basis. These reporting requirements extend beyond those that we have to comply with under securities regulations and add a layer of complexity to our reporting obligations. The minimum liquidity covenant restricts the management of the Corporation’s liquidity and increases the likelihood that the Corporation may not be able to meet its obligations as they become due. As a result of the restrictions and obligations described above, we will be limited as to how we conduct our business and we may be unable to enter into transactions that may be accretive to our business to compete effectively or to take advantage of new business opportunities unless we are able to negotiate waivers or amendments to the Marathon Credit Agreement. Debt financing opportunities will also be limited in the event that we are unable to raise capital through the issuance of equity. There can be no assurances that we will be able to maintain compliance with these requirements and covenants in the future and, if we fail to do so, that we will be able to obtain waivers from Marathon and/or amend the covenants contained in the Marathon Credit Agreement to remove those obligations.

Our failure to comply with the covenants described above as well as other terms of our indebtedness will result in an event of default under the Marathon Credit Agreement which, if not cured or waived, will result in an increase of 300 basis point on the interest payable on the outstanding loaned amount. An event of default under the Marathon Credit Agreement would also allow Marathon to declare all loaned amounts immediately due and payable and entitle Marathon to execute on its first ranking security interest on all of our assets and foreclose on our assets. In the event there occurs an event of default under the Marathon Credit Agreement and we are unable to cure such event of default or obtain a waiver from Marathon in relation thereto, and if we do not have the financial capacity to repay any amount loaned becoming due and payable, we may have to cease our operations and to resort to insolvency laws. Any of those circumstances will have a material adverse effect on shareholders as they will lose the entire value of their investment in the capital of the Corporation.

Risks Related to the Commercialization of Our Products

Our commercial success and revenue growth depend on the commercialization of EGRIFTA SV® and Trogarzo® in the United States; unsatisfactory future sales levels of EGRIFTA SV® and Trogarzo® in the United States will have a material adverse effect on us.

Our ability to generate revenue and sustain growth is currently concentrated solely on the commercialization of EGRIFTA SV® and Trogarzo® in the United States. Our success in generating sales revenue from EGRIFTA SV® and Trogarzo® in the United States will depend on our capacity: (a) to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors; (b) to maintain reimbursement coverage for EGRIFTA SV® and Trogarzo® by third-party payors; (c) to maintain the registration of EGRIFTA SV® and Trogarzo® on U.S. governmental forms as drugs available for purchase in the United States; (d) to ensure that adequate supplies of EGRIFTA SV® and Trogarzo® are available; (e) to maintain conflict-free relationships with our principal third-party suppliers of services, namely our manufacturers (TaiMed, Bachem Americas Inc. (“Bachem”), and Jubilant HollisterStier, General Partnership (“Jubilant”)), our distributor in the United States Mckesson Specialty Care Distribution, LLC (“McKesson”), as well as other specialized third parties; and (f) remain compliant with applicable laws.

Our success in commercializing our products in the United States will also depend on our capacity to retain qualified, motivated and talented sales representatives and other key individuals instrumental in the commercialization of our products and the capacity of our third-party suppliers to comply with all laws and regulations applicable to the conduct of their respective businesses.

There can be no assurance that sales of our products to customers in the United States will increase in the future or that we will generate sales at a profitable level. If sales of our products decrease, our revenue would be adversely affected which, in turn, could materially adversely affect our business, financial condition and operating results.

Because we expect to be dependent on revenues solely from EGRIFTA SV® and Trogarzo® for the foreseeable future, any negative developments relating to these products, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects and could also result in a default to meet the Marathon Adjusted EBITDA covenant.

McKesson is our only client in the United States in connection with the sale of EGRIFTA SV® and Trogarzo® and we are currently negotiating the terms and conditions of a new agreement with McKesson. Any default or a dispute under our current agreement, or its termination, or the failure to enter into a new agreement, would materially adversely affect our revenues, business and operating results.

More than 95% of our revenues are derived from the sale of our products to McKesson that acts as our exclusive distributor in the United States. Our current agreement with McKesson is subject to automatic renewal in April of each year unless a party provides the other with a 120-day written notice of its intent not to renew the agreement or there is no agreement on the fees to be paid annually to McKesson if there is a material change in the industry that causes a financial hardship to McKesson to continue providing its services pursuant to the then agreed upon pricing. In the latter circumstances, McKesson could be entitled to terminate its agreement with us upon a 90-day prior written notice. Both parties also have termination rights in certain other circumstances such as a breach of the agreement. If our agreement with McKesson is terminated, or we are unable to agree on the terms of a new agreement and we are unable to find another distributor prior to its term, or if we are in default or engaged in a dispute with McKesson, our sales may be materially adversely impacted and our revenues could decrease substantially.

In addition, under the terms of our agreement with McKesson, we agreed to reimburse McKesson for chargebacks and other discounts that McKesson may offer to its clients. If McKesson’s clients omit to timely claim from McKesson any discount they are entitled to, or if they make a mistake in assessing the types of discounts they are entitled to claim and they claim those discounts later in a year, we will have to refund McKesson for such discounts to which McKesson’s clients are entitled to and this may materially adversely affect our level of revenues and operating results for the year.

We rely on third parties for the manufacture, distribution and commercialization of our products and such reliance may adversely affect our revenues, business and future business prospects if the third parties are unable or unwilling to fulfill their obligations.

We have a single third-party service provider for some of our core business activities pertaining to the commercialization of our products, namely their manufacturing and distribution. Any material issues such third-party service providers may encounter that relate to the provision of services to us would have a material adverse effect on our revenues, business and future business prospects since these third-party service providers may not be easily or rapidly replaced.

We do not own or operate manufacturing facilities for the production of EGRIFTA SV® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA SV®. We will also rely on a single third-party supplier, Lyophilization Services of New England (“LSNE”) for the manufacture of the F8 Formulation. We have not qualified alternative manufacturers to date and no assurance can be given that such manufacturers will be qualified in the future or receive necessary regulatory approvals. There are a limited number of third-party suppliers that are compliant with current good manufacturing practice, (“GMP”), and that also have the necessary expertise and capacity to manufacture our drug substance and drug product. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with GMP regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more. The delays associated with the validation of a third-party manufacturer could negatively affect our ability to commercialize our products in a timely manner and on budget. Given the long lead times to change manufacturers, existing manufacturers may utilize this as leverage in negotiations with us in a manner that is adverse to our business.

TaiMed is our sole supplier of Trogarzo®. TaiMed does not currently own or operate any manufacturing facilities for the production of Trogarzo® and must rely on its suppliers, WuXi Apptec Biologics, Inc., (“WuXi”) and Samsung Biologics Laboratories in South Korea (“Samsung”). We are not in a contractual relationship with WuXi and Samsung for Trogarzo® and, therefore, we may not be able to interact with any of them in the event they encounter issues which could adversely affect the supply of Trogarzo®. In such circumstances, we will need to rely on TaiMed to address any of those issues. We have no control over the time and efforts that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution to address a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sale of Trogarzo® and, accordingly, materially adversely affect our revenues.

We do not have state licensure in the United States to distribute EGRIFTA SV®, Trogarzo® or any other product we may acquire or in-license and we have not made any application to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of EGRIFTA SV® and Trogarzo® in the United States is done through McKesson which currently holds all state licensure required to distribute a drug product in every American state. Although potential alternative third-party service providers have been identified to replace McKesson in the event that it becomes unable to distribute EGRIFTA SV® and Trogarzo®, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

Syneos Health, Inc. (“Syneos”) continues to provide us with support for the commercialization of EGRIFTA SV® and Trogarzo® in the United States through the provision of personnel as part of the managed market and reimbursement teams. Although we are aware that there exist other third-party service providers that could provide the same services as Syneos, we have not entered into any agreements with them nor conducted any audit on them. If we need to find another third-party service provider for some or all of the services provided by Syneos, it will be time-consuming and will be disruptive to our business. In addition, there can be no assurance that we will be able to find such third-party service provider if we are unable to agree on the terms and conditions of an agreement with them.

Finally, we may retain contract research organizations (“CROs”) to support us with the conduct of clinical trials from time to time. These CROs will be tasked with the recruitment of patients, negotiations of clinical study agreements with various clinics and the monitoring of those clinics in connection with our clinical trials. If these CROs default on their covenants or are found, for instance, to be in violation of applicable laws, our clinical trials could be delayed, and any timelines set forth in our public communications could be wrong. In addition, if these CROs are found to be in violation of applicable laws, any data generated in the course of our clinical trials could be questioned by regulatory agencies and this could lead to a rejection of any data submitted to those regulatory agencies at the time of submitting a supplemental Biologics License Application (“sBLA”) or New Drug Application (“ NDA”) seeking the approval of our products.

Our reliance on single third-party service providers for some of our core business activities exposes us to a number of risks. For instance, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA SV® and Trogarzo® if a third-party manufacturer: (a) becomes unavailable to us, or to TaiMed, for any reason, including as a result of the failure to comply with GMP regulations; (b) experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes, epidemics including global health concerns, or insolvency; (c) fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications; (d) makes errors in manufacturing raw materials, components or products that could negatively affect the efficacy or safety of our products or cause delays in the shipment.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA SV® and Trogarzo® in the United States if: (a) we are unable to negotiate the terms of a new agreement to include serialization services (b) McKesson becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws; (c) McKesson experiences warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, epidemics including global health concerns, business restructuring or insolvency; or (d) McKesson fails to perform its contractual obligations under our agreement.

We may be subject to a decrease in sales of our products in the United States or we may face reimbursement challenges if Syneos (a) becomes unavailable to us for any reason, including as a result of its incapacity to motivate and retain the employees working on the commercialization of EGRIFTA SV® and/or Trogarzo®; (b) experiences compliance issues with the FDA; or (c) fails to perform its contractual obligations under our agreement.

We no longer have a long-term supply agreement for the supply of sterile water for injection (“SWI”) which is provided to patients with other ancillary devices contained in the administration box in connection with EGRIFTA SV®. As a result, we may run into supply issues because there exists no commitment to supply us with such product and we must order the SWI on a case-by-case basis. If we are unable to purchase SWI, we may have to change our offering to patients, and this could be perceived negatively and could adversely affect the sales, revenues, and operating results of the Corporation.

We no longer have a long-term supply agreement with a supplier of SWI. The Corporation provides SWI to patients in the medication box along with other ancillary devices including alcohol swabs, syringes and needles in connection with EGRIFTA SV®. As a result, we may run into supply issues because there exists no commitment to supply us with SWI and we must order the SWI on a case-by-case basis. If we are unable to purchase SWI, we may have to change our offering to patients, and this could be perceived negatively and could adversely affect the sales, revenues, and operating results of the Corporation.

We do not currently have plans to enter into a long-term supply agreement for SWI. The Corporation intends to pursue the approval of the F8 Formulation and plans to withdraw EGRIFTA SV® from the market if and when the F8 Formulation is approved by the FDA.

Significant safety problems may arise with respect to EGRIFTA SV® and Trogarzo® which could result in restrictions in EGRIFTA SV®’s or Trogarzo®’s label, product recall or withdrawal of any of our products from the market, any of which could materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA SV® and Trogarzo® are used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States.

Previously unknown safety problems could also result in product recalls, or withdrawal of the products from the territory(ies) where they are approved for commercialization. If new safety issues are discovered, sales of EGRIFTA SV® and/or Trogarzo® may decrease and result in a material adverse effect on our business, financial condition and operating results.

Our levels of revenues are highly dependent on obtaining and maintaining patient reimbursement for EGRIFTA SV® and Trogarzo®.

Market acceptance and sales of EGRIFTA SV® and Trogarzo® substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA SV® and Trogarzo®.

Sales of EGRIFTA SV® and Trogarzo® to patients benefitting from U.S. Government funded reimbursement programs represent a significant part of our sales. Denial of coverage for any of those products under any of the current programs would materially adversely affect our revenues.

Even though EGRIFTA SV® and Trogarzo® are approved for sale in the United States, revenue that we generate from their sales may be limited.

Sales of EGRIFTA SV® and Trogarzo® will continue to depend upon the acceptance of such products by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of these products will depend on a number of factors, including: (a) demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need; (b) storage requirements, dosing regimen and ease of administration; (c) the availability of competitive alternatives; (d) our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors; (e) the willingness and ability of patients to pay out-of-pocket for medications; (f) the product price; and (g) the effectiveness of sales and marketing efforts.

If our products are not accepted by the marketplace, the revenue generated therefrom will be limited and our capacity to grow our revenue and become profitable will be hampered. Our failure to grow our revenue and to become profitable will adversely impact the value of the Corporation, including the market price of our shares. If we fail to achieve adequate sales, we may not generate sufficient revenue in order to become profitable and to service the repayment of our debt under the Marathon Credit Agreement.

We face competition and the development of new products by other companies could materially adversely affect our business and operating results.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. We believe there are currently few approved drug products competing directly with our approved products. However, with respect to Trogarzo®, we face competition from Fostemsavir and Lenacapavir in the United States. In addition, we are aware of other agents, including dolutegravir and darunavir, that are either indicated or commonly used in combination in regimens to treat heavily-treatment experienced patients with MDR HIV-1. With respect to EGRIFTA SV®, we face competition from companies selling human growth hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin as those products may be prescribed by physicians. In addition, other approaches to reduce visceral adipose tissue in the abdominal area include coping mechanisms such as lifestyle modification (diet and exercise), switching ARTs or liposuction.

The development of a vaccine against HIV or of any cure against HIV would have a material adverse effect on our business, operating results and financial conditions.

Although there exists no known vaccine and cure for HIV, we are aware that there are research and development activities carried out in order to eradicate this disease. We are also aware that a very low number of patients were cured from HIV. If a vaccine or a cure was found to prevent or cure HIV, sales of our products would be materially adversely impacted and our revenue growth would be hampered. The discovery of any vaccine or cure against HIV would have a material adverse effect on our business, operating results and financial condition.

Risks Related to Research and Development Activities

The conduct of research and development activities is costly, risky and results obtained therefrom may not be those anticipated. Therefore, there can be no assurance that any research and development plan on a product candidate, a new formulation or a new method or route of administration will result in an approved drug, new formulation or new method or route of administration.

The development of new therapies is highly costly, risky and the results obtained therefrom may not yield any of the anticipated benefits. The development of a product candidate into a new drug requires capital or access thereto, as well as the conduct of many tests on animals and humans, all of which must comply with stringent regulation and require substantial investments. There can be no assurance that any research and development program designed to develop a new drug, a new formulation, a new method or route of administration or provide a new treatment, such as the conduct of our Phase 1 clinical trial using sudocetaxel zendusortide for the potential treatment of ovarian cancer, the development of our peptide-drug conjugates resulting from our SORT1+ TechnologyTM platform, and the potential development of tesamorelin for the treatment of NASH in the general population, will end up generating positive results leading to an approved drug, label expansion, new formulation, or a new method or route of administration by a regulatory authority. The failure to develop a new drug, a new formulation or a new method or route of administration could hamper the long-term growth of our business and have long-term adverse effects on our potential revenues and operating results.

The development of sudocetaxel zendusortide for the potential treatment of various types of sortilin-expressing cancers is still uncertain given that the Corporation’s primary goal is to grow its Adjusted EBITDA and, to the extent it is successful in achieving such positive Adjusted EBITDA, the Corporation stated that upon completion of Part 3 of the Phase 1 clinical trial, the Corporation has decided that all future research in oncology would be made through partnership deals. There can be no assurance that the development of sudocetaxel zendusortide will be completed, including the Phase 1 clinical trial, if the revenues generated from the sale of the Corporation’s products and its operating expenses do not result in the achievement of a positive Adjusted EBITDA. Even if the Phase 1 clinical trial is completed, there can be no assurance that the further development of sudocetaxel zendusortide will be pursued if the Corporation is unable to find a partner or if the terms and conditions of any agreement with a partner are not satisfactory to the Corporation. As a result of any of the foregoing, the Corporation may have to cancel the development of sudocetaxel zendusortide, including its Phase 1 clinical trial, and the development of its SORT1+ TechnologyTM platform. Any such cancellation will materially adversely affect its pipeline of drug candidates, all of which would materially adversely affect its long-term growth and prospects. The cancellation of the research and development program in oncology could also have a material adverse effect on the price of our Common Share.

On January 4, 2023, we announced that the development of sudocetaxel zendusortide would be stage-gated and that all decisions related to its development would be carefully taken in the context of the Corporation’s goal to generate a positive Adjusted EBITDA in 2023 and beyond. Over the course of the fiscal year 2023, we have reiterated this message and have implemented a reorganization in July and October 2023 mostly impacting research and development positions within the organization.

Despite the Corporation’s goal of achieving a positive Adjusted EBITDA in 2023 and beyond, on June 2, 2023, the Corporation announced FDA’s acceptance of the Corporation’s amended protocol for the Phase 1 clinical trial using sudocetaxel zendusortide and the Corporation resumed the conduct of such Phase 1 clinical trial. The amended protocol was designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The frequency of administration was changed to weekly dosing and the patient population was narrowed to focus on those with high grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer. Patient selection was also refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens. The Corporation has committed to delivering on Part 3 of the Phase 1 clinical trial in advanced ovarian cancers. However, this commitment remains subject to the Corporation becoming cash-flow positive and on growing its Adjusted EBITDA. The ability of the Corporation to generate a positive Adjusted EBITDA will depend on the Corporation’s revenues generated from the sale of its products and on its operating expenses. There can be no assurance that the development of sudocetaxel zendusortide will be completed, including the Phase 1 clinical trial, if the revenues generated from the sale of the Corporation’s products and its operating expenses do not result in the growth of its Adjusted EBITDA.

Additionally, to the extent the Phase 1 clinical trial using sudocetaxel zendusortide is not halted or cancelled prior to the finalization of the Phase 1 clinical trial, the Corporation has decided that, upon completion of the Phase 1 clinical trial, all future research in oncology, including the pursuit of the development of sudocetaxel zendusortide, will be made through partnership deals. There can be no assurance that a partner will be found or that a partnership agreement will be entered into on terms satisfactory to the Corporation. If a partner is not found, the Corporation may have to halt or cancel this program. The halt or the cancellation of the development of sudocetaxel zendusortide as well as any other research and development activities in oncology will materially adversely affect its pipeline of drug candidates, all of which would materially adversely affect the Corporation’s long-term growth and prospects. The cancellation of the research and development program in oncology could also have a material adverse effect on the price of our Common Share.

Despite the resumption of the Phase 1 clinical trial, the conduct of clinical trials is risky and results may adversely vary from those that are expected. If any data collected from the Phase 1 clinical trial were to demonstrate safety or efficacy issues, the Corporation could halt or cancel the development of its SORT1+ TechnologyTM platform, including sudocetaxel zendusortide, all of which would materially adversely affect its long-term growth and prospects. Furthermore, the value associated to the SORT1+ TechnologyTM platform asset would be depreciated, thereby adversely impacting the market value of the Corporation, including the price of its Common Shares.

The Corporation has filed a sBLA seeking the approval of the F8 Formulation. On January 24, 2024, the Corporation announced that the FDA had issued a CRL to the Corporation with questions largely related to chemistry, manufacturing and controls (“CMC”) concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. The FDA also requested additional information to understand the potential impact of the proposed formulation on immunogenicity risk. Responding to the questions asked by the FDA in the CRL will result in additional expenses to be incurred by the Corporation. There can be no assurance that the Corporation will be able to satisfactorily respond to the questions raised by the FDA in its CRL, nor that the FDA will approve the F8 Formulation when a sBLA is resubmitted. If the F8 Formulation is not approved and commercialized, our revenues and operating results could be adversely affected and the introduction of a biosimilar version of EGRIFTA SV® in the United States market could be facilitated since EGRIFTA SV® is not patent protected. The entry of a biosimilar version of EGRIFTA SV® in the United States market could materially adversely affect the revenues and operating results of the Corporation.

The Corporation has conducted studies to assess the bioequivalence of the F8 Formulation against the original 1 mg/vial formulation of EGRIFTA®. In September 2023, the Corporation filed a sBLA with the FDA seeking the approval of the F8 Formulation for commercial use and, in January 2024, the Corporation received a CRL from the FDA.

The Corporation plans on addressing the questions raised by the FDA in its CRL. To adequately address these questions, the Corporation may have to incur additional expenses. Even if the Corporation addresses all of the questions raised by the FDA and resubmits a sBLA, the FDA could determine that the answers provided are not to its satisfaction and issue another CRL. If the FDA does not approve the F8 Formulation, the Corporation could have to conduct additional testing using the F8 Formulation which would delay the time by which the Corporation could commercialize the F8 Formulation and which would require the Corporation to incur additional expenses and potential inventory write-downs, all of which could adversely affect the Corporation’s revenues, operating results and its potential profitability. Finally, the non-approval of the F8 Formulation would expose the Corporation to the entry of biosimilar versions of EGRIFTA SV® given that the patent protection for this product expired in August 2023. Since the F8 Formulation is patent protected until 2033 in the United States, the commercialization of tesamorelin for the treatment of lipodystrophy using the F8 Formulation could protect the entry of biosimilar versions until the expiry of this patent in 2033. The entry of a biosimilar version of EGRIFTA SV® could materially adversely affect the revenues and operating results of the Corporation.

On March 26, 2021, the Corporation submitted to the FDA a CBE supplement to the Instructions For Use (“IFU”) included in the EGRIFTA SV® product labeling. The FDA responded to our CBE supplement with a CRL on March 15, 2022, asking us to carry out a HFS to ensure that patients reconstitute the product in the proper manner. The Corporation subsequently filed two requests for an extension to file the HFS results. The FDA granted each request, and the Corporation has until September 15, 2024, to file the HFS results. If the Corporation is unable to complete and file the HFS results by that date, or if it is unable to obtain from the FDA an additional extension of time to file the HFS results, the Corporation will be in default under applicable laws. Even if the Corporation files the HFS results by the prescribed deadline set by the FDA, the FDA may not approve the HFS results and may issue an additional CRL. A default by the Corporation to comply with applicable laws could result in sanctions such as the imposition of fines or penalties, all of which could have a material adverse effect on the Corporation’s operating results as well as its reputation. Moreover, the failure to submit the HFS results within the timelines prescribed by the FDA, or the issuance of a CRL based on the rejection by the FDA of the HFS results, could ultimately result in the FDA prohibiting the sale of EGRIFTA SV® in the United States due to the difficulty by patients to administer the right dose of EGRIFTA SV®. If we were unable to commercialize EGRIFTA SV® in the United States, absent the commercialization of the F8 Formulation, our revenues and operating results would be materially affected and would result in a default under the Marathon Credit Agreement.

Per the FDA request, the Corporation is required to complete a HFS for EGRIFTA SV® by September 15, 2024. To date, the Corporation has completed the first part of the study, the formative study. The validation study remains to be conducted and the results thereof remain to be filed and accepted by the FDA. If the F8 Formulation had been approved, the Corporation expected to withdraw the CBE and be relieved from the obligation to complete the HFS for EGRIFTA SV® given that the F8 Formulation would have replaced the current formulation of EGRIFTA SV® before the deadline to file the results of the HFS for EGRIFTA SV®. With the F8 Formulation having been subject to a CRL, if the Corporation is unable to complete and resubmit the results of the HFS of EGRIFTA SV® by September 15, 2024, or if the Corporation does not obtain from the FDA an additional extension of time to complete and file the results of such HFS before any prescribed deadline, the Corporation would be in violation of applicable laws which could result in sanctions such as the imposition of fines or penalties. If the results of the HFS are filed in due time but the FDA does not approve the HFS results, the FDA could issue an additional CRL. The failure to complete and submit the HFS results within prescribed timelines, or the issuance of a CRL based on the rejection by the FDA of the HFS results, could ultimately result in the prohibition to sell EGRIFTA SV® in the United States due to the difficulty by patients to administer the right dose of EGRIFTA SV®. Any order issued by the FDA prohibiting the sale of EGRIFTA SV® in the United States would have a material adverse effect on the revenues and results of operations of the Corporation and, absent any material additional revenue-generating products commercialized by the Corporation, would result in a breach of the Marathon Credit Agreement. Any breach of the Marathon Credit Agreement under such circumstances would potentially lead to Marathon foreclosing on all of the assets of the Corporation or the Corporation resorting to insolvency laws.

The conduct of the second part of the study, the validation study, is expected to be costly, the result of which will be to adversely impact the operating expenses of the Corporation and its potential capacity to grow its Adjusted EBITDA as well as becoming profitable. In addition, there can be no assurance that the Corporation will be able to complete the HFS within any timelines prescribed by the FDA since the enrollment of patients in the first part of the HFS proved to be difficult and longer than expected. Furthermore, there can be no assurance that the FDA would grant any additional extension of time to the Corporation to complete and file the results of the HFS for EGRIFTA SV®. If the Corporation in unable to complete the HFS, the Corporation could be in violation of applicable laws and, in addition to the measures described above, the FDA could also impose additional requirements on the Corporation in order to continue its commercialization of EGRIFTA SV® in the United States (to the extent EGRIFTA SV® is not withdrawn from the market). These additional measures could result in additional expenses to the Corporation and could potentially adversely affect its operating results and its capacity to generate a positive Adjusted EBITDA.

The Corporation has decided to seek a partner to conduct a Phase 2b/3 clinical trial evaluating tesamorelin for the treatment of NASH in the general population. Although the Corporation has begun the search for a potential partner and preliminary discussions are ongoing, there can be no assurance that a partner will be found or that a partnership agreement will be entered into on terms satisfactory to the Corporation. If a partner is not found, the Corporation may have to cancel this program unless it has access to substantial financial resources to pursue such development program and there can be no guarantee that the Corporation will secure such substantial resources in an amount sufficient to initiate or complete the Phase 2b/3 clinical trial. Moreover, the FDA has issued comments and asked questions on the revised protocol filed by the Corporation in February 2022 and the Corporation has voluntarily decided not to reply to those comments and questions until it can find a partner. In addition, the Corporation’s decision to design its Phase 2b/3 clinical trial to meet the FDA’s primary endpoints may prevent the Corporation from seeking approval of tesamorelin for the treatment of NASH in the general population from the European Medicines Agency (“EMA”) since the primary endpoint for this agency is different from that of the FDA. If the Corporation is unable to find a partner to develop tesamorelin for the treatment of NASH in the general population or to secure substantial financial resources to do it on its own, the Corporation may cancel this program and the development of tesamorelin for the treatment of NASH may never occur. Even if the Corporation finds a partner, the conduct of the Phase 2b/3 clinical trial may be delayed or never begun if the Corporation is unable to properly address the comments and questions raised by the FDA based on the Corporation’s amended protocol. Finally, if the Corporation is unable to meet the endpoints of its Phase 2b/3 clinical trial, it will not receive approval for tesamorelin for the treatment of NASH in the general population. Even if the Corporation meets the endpoints of the clinical trial, the FDA could issue a conditional approval letter such that if the Corporation is unable to meet the conditions contained in such letter, the Corporation could lose such approval. If the conduct of the clinical trial is cancelled, or if the Corporation does not receive approval for tesamorelin for the treatment of NASH in the general population, its potential long-term revenues, growth and prospects will be materially adversely affected.

In July 2021, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we decided to seek a potential partner to undertake this clinical trial. To date, we are still continuing to seek a partner and discussions are still ongoing.

In February 2022, in order to de-risk the Phase 3 trial, the Corporation submitted an amended protocol to the FDA resulting in the FDA providing us with a list of questions and comments on this amended protocol. We have voluntarily decided not to respond to those questions and comments in order to address them with any potential partner we may find to optimize the design, if deemed relevant. The amended protocol includes a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients. The amended protocol would allow us to generate hard endpoint data on NAS score and fibrosis. A decision would then be made whether to continue the study until the full number of patients (1,094) have completed 18 months of treatment. These amendments would not change the total number of patients required to seek accelerated approval of tesamorelin for the treatment of NASH, but it would inform the continuation of enrollment while providing an indication of benefit to patients.

There can be no guarantee that tesamorelin will be studied for the treatment of NASH in the general population if the Corporation is unable to find a partner to conduct the development program on its own. Even if the Corporation finds a partner, the terms and conditions pursuant to which such partner may be interested in assisting the Corporation may not be satisfactory to the Corporation or may be unfavorable. Under such circumstances, the Corporation may decide to forego the development of tesamorelin for the treatment of NASH in the general population or turn to alternative sources of financing. If the Corporation is unable to, or does not proceed with, the development of tesamorelin for the treatment of NASH in the general population, it could have a material adverse effect on its potential long-term revenues, growth and business prospects.

Even if the Corporation finds a partner to initiate a Phase 2b/3 clinical trial, there can be no guarantee that the FDA will be satisfied with the responses to the questions and comments asked in connection with the amendments to the protocol filed in February 2022 and allow the initiation of such trial. Even if the FDA or any other regulatory agency approves the study of tesamorelin for the treatment of NASH in the general population, there can be no guarantee that the results will meet the endpoints of the study and that tesamorelin will be approved for such treatment. Even if the Corporation meets the FDA’s primary endpoints and approval is received from the FDA, such approval may be conditioned on conducting additional studies which, if not conducted or if the results therefrom are not positive on certain clinical outcomes, could result in the FDA withdrawing its approval for the use of tesamorelin for the treatment of NASH in the general population.

The Corporation has decided to design its Phase 2b/3 clinical trial based on the FDA guidelines requiring it to demonstrate “NASH resolution and no worsening of fibrosis” as primary endpoints. This trial design does not follow the current EMA guidelines which require a sponsor to demonstrate both (i) NASH resolution and no worsening of fibrosis and (ii) improvement of fibrosis by one stage without worsening of NASH as primary endpoints. Therefore, even if the Corporation meets the primary endpoints for FDA purposes, the EMA may not approve tesamorelin for the treatment of NASH in this territory since the trial was not designed to demonstrate both endpoints.

If the Corporation is unable to obtain approval of tesamorelin for the treatment of NASH in the United States, this would have material adverse effects on its revenues, financial results and long-term growth and prospects. In addition, even if the FDA approves tesamorelin for the treatment of NASH, the lack of an approval in Europe will limit the Corporation’s ability to maximize its revenue growth potential, therefore potentially hampering its long-term growth and prospects.

The conduct of clinical trials is subject to a variety of risks, many of which can be beyond the control of the Corporation forcing it to delay the initiation or conduct of clinical trials or forego same.

The beginning or completion of clinical trials may be delayed or prevented for several reasons, including, among others: (a) negative results from the Corporation’s clinical trial resulting in a failure to meet the endpoints of its clinical trial; (b) delays in reaching or failing to reach agreement on acceptable terms with clinical study sites, the terms of which can be subject to considerable negotiation and may vary significantly among different study sites; (c) any breach of the terms of any CRO agreement by us or by our third-party suppliers that have responsibility to assist us with the conduct of our clinical trials; (d) inadequate quantity or quality of the active pharmaceutical ingredient or other materials necessary to conduct clinical trials; (e) challenges in recruiting and enrolling patients to participate in clinical trials, such as the proximity of patients to study sites, eligibility criteria to be included in a clinical trial, the nature of a clinical trial and the competition from other clinical study programs for the treatment of similar diseases as those the Corporation may seek to treat; (f) severe or unexpected adverse drug effects experienced by patients; (g) regulatory agencies requiring a sponsor to conduct additional clinical studies prior to approving a new drug application, a sBLA, or the equivalent thereof in other jurisdictions after review of Phase 3 clinical trial results; (h) regulatory agencies may disagree with a sponsor ’s interpretation of data resulting from its Phase 3 clinical trials, or may change the requirements for approval even after they have approved the sponsor’s Phase 3 clinical trial design; and (i) difficulties in retaining patients who have enrolled in a sponsor’s Phase 3 clinical trial but who may be prone to withdraw due to rigours of the clinical trial, lack of efficacy, side effects, personal issues or loss of interest.

In addition, clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. A sponsor may decide to suspend or terminate its clinical trial, or regulatory agencies could order a sponsor to do so for several reasons, including, among others, failure to conduct the clinical trial in accordance with the regulatory requirements of a sponsor’s study protocol and inspections of the clinical study operations or study sites by regulatory agencies that would reveal deficiencies or violations requiring a sponsor to undertake corrective actions (to the extent any are available).

If the Corporation incurs any delay in the conduct of a clinical trial or decides to suspend or terminate such trial, this could materially adversely affect the business prospects of the Corporation and its potential long-term revenues derived from the potential sale of its drug candidates. Any delay or suspension of a clinical trial may also adversely impact the duration of the protection afforded by the issuance of patents covering the drug candidate subject to such clinical trial and lead to earlier entries of competitors in the market.

Regulatory Risks

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include: (a) the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; (b) federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; (c) the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; (d) the Federal Food, Drug and Cosmetic Act, as amended, of the United States (“FFDCA”) and similar laws regulating advertisement and labeling; and (e) U.S. States’ law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In the United States, the federal anti-kickback law has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce or reward prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most American states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the federal anti-kickback law without actual knowledge of the statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the U.S. government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice (“DOJ”) scrutinizes interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips or items and gifts of value to prescribers, “sham” consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

In addition, there has been a recent trend of increased federal and state regulation on payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to certain healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of our products in the United States, which could harm the commercial sales of our products and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agents fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on EGRIFTA SV®, Trogarzo® or their respective manufacturing processes, withdrawal of EGRIFTA SV® or Trogarzo® from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. U.S. federal or state regulatory authorities might challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming.

We may be subject to enforcement action if we engage in the off-label promotion of EGRIFTA SV® or Trogarzo®.

Our promotional materials and training methods must comply with the FFDCA, as well as with other applicable laws and regulations, including restraints and prohibitions on the promotion of off-label, or unapproved, use. Physicians may prescribe our products for off-label use without regard to these prohibitions, as the FFDCA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training of company employees or agents constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, issue corrective action, or subject us to regulatory or enforcement actions, including but not limited to the issuance of an untitled letter or warning letter, and a judicial action seeking injunction, product seizure and civil or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Our reputation would also be damaged. Although our policy is to refrain from written or oral statements that could be considered off-label promotion of our products, the FDA could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

We are not allowed to conduct promotional activities related to EGRIFTA SV® and Trogarzo® in Canada and in Europe since none of those products have been approved in this territory. Promotional activities may begin once a drug is approved by the heath authority of a country.

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure the efficacy and safety of such products. If we fail to comply with the applicable requirements at any time during the product development process, approval process or commercialization process, we may be subject to administrative or judicial sanctions.

Governmental authorities in the United States, Canada, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTA SV® and Trogarzo® and any other compound that we may develop. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. If we fail to comply with the applicable requirements at any time during the product development process, approval process or commercialization process, we may be subject to administrative or judicial sanctions. Sanctions could include, but are not limited to, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters or other enforcement letters, product recalls, import/export delays, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, and government reimbursement, restitution, disgorgement or civil or criminal penalties. Any sanctions could result in a material adverse effect on our reputation, business, financial condition and operating results.

Risks Related to our Intellectual Property

Our patent protection related to the use of tesamorelin for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy expired in August 2023. Until we can commercialize tesamorelin using the F8 Formulation, the FDA-approved use of tesamorelin for the treatment of lipodystrophy is no longer patent protected and we may face direct competition from biosimilar versions of EGRIFTA SV®. If we face competition from biosimilar products, our revenues are likely to be reduced thus adversely affecting our revenue growth and results of operations.

The use of tesamorelin for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy is no longer patent protected in the United States. Tesamorelin, the active ingredient of EGRIFTA SV®, is no longer patent protected and the formulation of EGRIFTA SV® is not patent protected. If, and when approved, the Corporation will rely on the use of the F8 Formulation to benefit from patent protection until 2033 in the United States in connection with the sale of tesamorelin for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy.

Although we are not aware that a company has filed any biosimilar version of tesamorelin with the FDA, nothing prevents a company from filing with the FDA a biosimilar version of tesamorelin using the same formulation as that of EGRIFTA SV® and to seek the same indication as that of EGRIFTA SV®.

If such a filing was made and the FDA were to approve a biosimilar version of EGRIFTA SV®, we would expect the price of that biosimilar to be lower than that of EGRIFTA SV® and we could have to lower our price in order to be able to compete with such biosimilar. A lower price of EGRIFTA SV® would reduce our revenue and would have an adverse effect on our operating results. Even if we were to introduce the F8 Formulation, such biosimilar version could still be a direct competitor to us, albeit with an older formulation of tesamorelin.

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

Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our compounds, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

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

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to, or independently developed by, a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products.

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

Our capacity to commercialize EGRIFTA SV® and Trogarzo® or any other drug product we may acquire or in-license will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. For instance, the fact that an entity owns or has rights to use patents pertaining to a subject matter in a country does not guarantee that it is not infringing one or more third-party patents in such country. Therefore, there can be no guarantee that any patent that we own of have rights to will not infringe or violate third-party patents and other third-party intellectual property rights in the country where such patent has been issued.

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

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of willful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

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

Litigation Risks

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements. Furthermore, if we fail to comply with securities laws and applicable pharmaceutical regulations in connection with the commercialization of our products, we may be exposed to claims for damages, fines, penalties, and other sanctions. Any claims for damages, and/or termination of our material contracts, the imposition of fines or penalties could materially adversely affect the commercialization of EGRIFTA SV® and Trogarzo®, our capacity to generate revenues and management’s attention to the development of our business.

We rely on third-party service providers for distribution and manufacturing activities related to EGRIFTA SV® and Trogarzo® in the United States. Under our agreements with our third-party service providers, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with such third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on single third-party service providers, each of whom performing key services for the success of our business plan. Additionally, if such third-party service providers do not meet their obligations under agreements and we decide to litigate any breach or dispute any amount owed under our agreements, this might materially adversely affect our relationship with such third-party services providers which, in turn, could adversely affect our capacity and ability to deliver on our business plan.

As a publicly traded pharmaceutical company we have to comply with securities laws and various laws related to the commercialization of drug products, any violation of which could result in claims for damages and/or the imposition of fines, penalties and other sanctions. If we are subject to claims for damages and/or the imposition of fines, penalties, or other sanctions this could have the effect of diverting management’s attention from the operation of the business, limit the financial resources available to the Corporation to execute its business plan and adversely affect the Corporation’s reputation.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of our products we may be commercializing, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay the damages resulting from a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

Geo-Political Risks

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Europe, Ukraine, the Middle East, China, Taiwan and elsewhere subject us to additional risks, including: (a) disruptions of important government services; (b) differing regulatory requirements for drug approvals in foreign countries; (c) potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement; (d) potential third-party patent rights in foreign countries; (e) the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally; (f) unexpected changes in tariffs, trade barriers and regulatory requirements; (g) economic weakness, including inflation, or political instability, particularly in foreign economies and markets; (h) compliance with tax, employment, immigration and labor laws for employees traveling abroad and for new talents we may desire to recruit; (i) foreign taxes; (j) foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; (k) workforce uncertainty in countries where labor unrest is more common than in the United States and Canada; (l) production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and (m) business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires, or epidemic such as the one related to the coronavirus.

These and other risks of international business relationships may have a material adverse effect on our business, financial condition and operating results.

Cybersecurity and Data Privacy Risks

We rely extensively on the information technology systems of third-party service providers to store data, such as personal identifiable information, regarding our commercial activities for EGRIFTA SV® and Trogarzo®. Security breaches and other disruptions to those information technology systems could cause a violation of privacy laws, exposing us to liability which could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology and networks, most of which are managed by third parties, to process, transmit and store electronic information to manage and support our business decisions and strategy. We have no control and access over the information technology systems of third-party service providers where most of this information is stored and we are unable to assess whether appropriate measures have been implemented to prevent or limit a security breach of their information technology systems.

We also use our information technology systems to collect and store proprietary data, such as those related to our intellectual property, customers, employees and suppliers.

In connection with our presence in Canada and Europe, we must comply with privacy laws and regulations of Québec and Europe. Both of those laws and regulations introduced data protection requirements relating to the consent of individuals to whom the personnel data relates, the information provided to the individuals, the security we must retain, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of personal data. These laws have increased the responsibility of all parties collecting personal data. We have reviewed and are currently complementing our in-house policies and related procedures to ensure compliance with those laws. In the United States, there exists no federal laws regarding the protection of personal information and all such laws are State-regulated. With the addition of a sales and medical team in-house, we are in the process of assessing compliance with the privacy laws in each of the States where the bulk of our activities is conducted. However, there can be no guarantee that the Corporation will not be found to violate some of those laws as a result of the combination of our business activities in various jurisdictions and the complexity of those laws and their interpretations.

The secure and uninterrupted operation of third-party information technology systems and of ours is material to our business operations and strategy. More and more businesses are subject to information technology system intrusion for which cyber-terrorists often use ransomware to demand payment of a ransom to allow those businesses to regain access to its data. Despite the measures that we have implemented against unwanted intrusion by third parties, there can be no guarantee that our systems could resist to a cyber-attack. Unauthorized access to data files held in our information technology systems or those of third parties could result in inappropriate use, change or disclosure of sensitive and/or personal data of our customers, employees, suppliers and patients. Any such access, disclosure or other loss of information could subject us to litigation, regulatory fines, penalties or reputational damages, any of which could have a material adverse effect on our competitive position, reputation, business, financial condition and operating results.

Other Risks Related to Our Business

We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, and to in-license or acquire approved products. Our business performance may prevent us from generating enough cash-flow to achieve our business plan and the market conditions may also prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional capital by way of public or private offerings in the future. In addition, the conditions precedent to have access to the third and fourth tranches under the Marathon Credit Agreement based on its current terms are not met, and therefore, unless an amendment to the Marathon Credit Agreement is entered into with Marathon, there is no ability to access these tranches. In such a case, we would have to use other means of financing, such as entering into private financing or, with the consent of Marathon, incur additional debt, the terms and conditions of which may not be favorable to us. We currently have no arranged sources of financing available to us. The issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our Common Shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified commercial, medical, regulatory and scientific personnel. We have entered into employment agreements with our executive officers and provided them, as well as to other key employees, with long-term incentives as a retention mechanism, but such agreements and incentives do not guarantee that our executive officers and other key employees will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. The loss of key account managers and medical science liaison personnel and our inability to attract and retain them could have a material adverse effect on our commercial and medical activities related to EGRIFTA SV® and Trogarzo®, and, accordingly, on our business, financial condition and operating results. In addition, it could adversely affect the market price of our Common Shares.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the growth of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may not achieve our publicly announced financial, milestones or our commercial objectives on time.

In January 2023, we announced revenue guidance for the fiscal year ended November 30, 2023, in the range of $90 million to $95 million. In July 2023, we revised such revenue guidance to be in the range of $82 million to $87 million. In September 2023, such revenue guidance was tightened to be in the range of $82 million to $85 million. From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the achievement of such guidance or to the occurrence of such events. However, the actual timing of such events or our ability to achieve these objectives may differ from what has been publicly disclosed. Events such as beginning of commercialization of a product, levels of sales, revenues and other financial metrics may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results. In addition, it could adversely affect the market price of our Common Shares.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue and sales allowances and chargebacks, realizable value of inventories, estimation of accruals for clinical trial expenses, measurement and recoverability of intangible assets, the measurement of derivative financial assets, and the measurement of share-based arrangements. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

If actual future payments for allowances for discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products, its financial position, results of operations, and cash flows may be negatively impacted.

Pursuant to the Corporation’s accounts and revenue recognition policies, the product revenue recognized quarter over quarter by the Corporation is net of estimated allowances for discounts, returns, rebates and chargebacks, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiations. Such estimates require subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Based on industry practice, pharmaceutical companies, including the Corporation, have liberal return policies, sometimes making it difficult to estimate the timing and amount of expected revenues.

A chargeback is the difference between the price the wholesaler pays the Corporation (wholesale acquisition cost) and the price that the wholesaler’s customer pays for the Corporation’s product (contracted customer). The Corporation’s products were subject to certain programs with federal government qualified entities whereby pricing on products is discounted to such entities and results in a chargeback claim to the Corporation, or for the Corporation to bill certain qualifying Public Health Service end-users at government-mandated pricing. To the extent that the Corporation’s sales to discount purchasers, such as federal government qualified entities, increases, chargeback claims will also increase. There may be significant lag time between the Corporation’s original sale to the wholesaler and the Corporation’s receipt of the corresponding government chargeback claims from the Corporation’s wholesalers.

The Corporation’s products are subject to state government-managed Medicaid programs, whereby rebates for purchases are issued to participating state governments. These rebates arise when the patient treated with the Corporation’s products is covered under Medicaid. The Corporation’s calculations require the Corporation to estimate end-user and patient mix to determine which of its sales will likely be subject to these rebates. There is a significant time lag in the Corporation receiving these rebate notices (generally several months after its sale is made). The Corporation’s estimates are based on its historical claims from participating state governments, as supplemented by management’s judgment.

Although the Corporation believes that it has sufficient allowances, actual results may differ significantly from its estimated allowances for discounts, returns, rebates and chargebacks. Changes in estimates and assumptions based upon actual results may have a material impact on its financial condition, results of operations and cash flows. Such changes to estimates will be made to the financial statements in the period in which the estimate is changed. In addition, the Corporation’s financial position, results of operations and cash flows may be negatively impacted if actual future payments for allowances, discounts, returns, rebates and chargebacks exceed the estimates the Corporation made at the time of the sale of its products.

We have identified a material weakness in our internal controls over financial reporting for the fiscal year ended November 30, 2022, in connection with the documentation of the analysis and relating to the monitoring of certain conditions and covenants included in the Marathon Credit Agreement. For the fiscal year ended November 30, 2023, we have remediated such material weakness but there can be no assurance that we will not identify other material weakness in our internal controls over financial reporting for the fiscal year ended November 30, 2024, and beyond. A material weakness may hamper our ability to meet our reporting obligations and could result in a material misstatement in the Corporation’s financial statements. As a result, the trading price of our Common Shares could be negatively affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that we are unable to comply with our reporting obligations and/or that the financial information we report contains material errors. Any of those events could materially adversely affect the trading price of our Common Shares. A failure to comply with our reporting requirements could also subject us to sanctions and/or investigations by securities regulatory authorities.

We have identified a material weakness in our internal controls over financial reporting for the fiscal year ended November 30, 2022, in connection with the documentation of the analysis and relating to the monitoring of certain conditions and covenants included in the Marathon Credit Agreement. This control failure caused ineffective controls over the assessment of going concern uncertainty, including the underlying financial data and assumptions supporting the forecasted financial information utilized to prepare projected cash flows and liquidity requirements to comply with some of the covenants in the Marathon Credit Agreement. The Corporation’s management team has implemented remediation measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented and operating efficiently. While the Corporation succeeded in implementing remediation measures in the fiscal year ended November 30, 2023, there can be no assurance that we will not identify other material weakness in our internal controls over financial reporting for the fiscal year ended November 30, 2024, and beyond. If the Corporation fails to maintain effective internal controls in the future, it could result in a material misstatement of the Corporation’s financial statements, which could cause investors to lose confidence in the Corporation’s financial statements and cause the trading price of its Common Shares to decline.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under securities laws to report annually on our internal control over financial reporting. We are not currently required, and do not, obtain an audit of our internal controls over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.

Risks Related to our Common Shares

Our share price has been volatile, and an investment in our Common Shares could suffer a decline in value.

The Corporation’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) and on the U.S. Nasdaq Capital market (“Nasdaq”). The market price of the Common Shares on the Nasdaq and the TSX has fluctuated significantly in the past and the Corporation expects the market prices to continue to fluctuate in the future, and such prices may decline. For example, since the Corporation’s listing of its Common Shares on Nasdaq to December 31, 2023, the Corporation’s closing share price on Nasdaq has ranged from a low of $0.89 to a high of $16.28. Consequently, you may not be able to sell your Common Shares at prices equal to or greater than the price paid by you. In addition, the market price of the Common Shares may be influenced by many factors, some of which are or may be beyond the Corporation’s control, including: actual or anticipated variations in the Corporation’s operating results and/or research and development activities; announcements by the Corporation or the Corporation’s competitors of significant contracts or acquisitions; additions or departures of key personnel; announcement or expectation of additional financing efforts; impairment of assets; changes in accounting principles; changes in the general market and economic conditions; future sales of the Common Shares; the failure of financial analysts to initiate or maintain coverage of the Common Shares, changes in financial estimates by financial analysts, or any failure by the Corporation to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow the Common Shares or the shares of the Corporation’s competitors; and investor perceptions of the Corporation and the industry in which the Corporation operates.

In addition, stock markets, in general, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the Common Shares, regardless of the Corporation’s operating performance. Dual listing of the Common Shares on the Nasdaq and the TSX may increase share price volatility on both exchanges because trading is in the two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has sometimes been instituted against these companies. This litigation, if instituted against the Corporation, could adversely affect the financial condition or results of operations of the Corporation.

The liquidity of our Common Shares is uneven and oftentimes scarce and shareholders desiring to purchase or sell Common Shares could be unable to, if the liquidity in our Common Shares is low.

The volume of Common Shares traded on the TSX and the Nasdaq has been uneven over time and is often low. Therefore, any investor who desires to purchase or sell Common Shares of the Corporation over the TSX or the Nasdaq may be unable to rapidly execute its order and, if the liquidity is low, the price at which such investor may purchase or sell Common Shares may be adversely affected by the lack of trading volume.

Our Common Shares may be delisted from the Nasdaq stock market if the minimum bid price of our Common Shares remains below US$1.00 per share for 30 consecutive trading days. The delisting of our Common Shares could reduce the liquidity in our Common Shares and could trigger a sell-off from U.S. shareholders. Any reduction in the liquidity of our Common Shares or a sell-off of our Common Shares could result in a decline in the price of our Common Shares. Being delisted from the Nasdaq stock market could also adversely affect analysts coverage of our business and prevent us from retaining U.S. investment bankers to raise capital in public offerings.

Under the Nasdaq minimum bid price requirement, the minimum bid price of our Common Shares may not remain below $1.00 per share for 30 consecutive trading days. If such event occurs, the Corporation will receive a deficiency notice providing the Corporation with a 180-calendar day cure period from the date of the notice during which the minimum bid price of the Common Shares will have to be $1.00 or more per share for ten consecutive business days in order to avoid delisting. If, at the expiry of the 180-calendar day cure period, the Corporation has not regained compliance with the minimum bid price requirement, the Corporation could be afforded an additional 180-calendar day cure period, provided that it meets certain conditions.

If the Common Shares of the Corporation are delisted from the Nasdaq stock market, the liquidity in our Common Shares could decrease and investors may have difficulties in buying or selling our Common Shares. In addition, a delisting of our Common Shares on the Nasdaq stock market could trigger a sell-off from current U.S-based shareholders whose internal policies could prevent them from holding securities of companies that are not traded on a U.S. stock market. Any sell-off by these shareholders could result in a material decline in the price of our Common Shares.

Finally, if the minimum bid price of the Common Shares were to be below $1.00 per share for 30-consecutive trading days, there can be no assurance that the cure period provided by Nasdaq rules to regain compliance with the minimum bid price requirement would result in the Corporation regaining compliance with such rules in order to avoid a delisting of the Common Shares. Even if the Corporation was to proceed with a reverse-split of its Common Shares, as performed on July 31, 2023, there can be no assurance that the long term bid price of the Common Shares post reverse-split would meet the minimum bid price requirement of the Nasdaq stock market.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations and/or our own financial guidance, if any, may disappoint securities analysts or investors and result in a decline in the price of our Common Shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following: (a) the level of sales of EGRIFTA SV® in the United States; (b) the level of sales of Trogarzo® in the United States; (c) supply issues with EGRIFTA SV® or Trogarzo®; (d) default under the terms of the Marathon Credit Agreement; (e) the inability to adequately manage our liquidity; (f) the outcome of any litigation; (g) payment of fines or penalties for violations of laws; (h) foreign currency and/or interest rate fluctuations; (i) the timing of achievement and the receipt of milestone or royalty payments from future third parties; and (j) failure to enter into new or the expiration or termination of current agreements with third parties.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, or if we need to reduce our financial guidance, if any, the price of our Common Shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports about our business, the price of our Common Shares and trading volume may decline.

The trading market for our Common Shares will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our Common Shares, the lack of research coverage may adversely affect the market price of our Common Shares. Furthermore, if one or more of the analysts who do cover us downgrade the target price of our Common Shares or if those analysts issue other unfavorable commentary about us or our business, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our Common Shares could decrease, which in turn could cause our share price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

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

Our shareholder rights plan (“Rights Plan”) entitles a rights holder, other than a person or group holding 20% or more of our Common Shares, to subscribe for our Common Shares at a discount of 50% to the market price at that time, subject to certain exceptions. See “Item 10B – Memorandum and Articles of Association – Shareholder Rights Plan” for information on our Rights Plan.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada. See “Item 10B – Memorandum and Articles of Association – Limitations on Rights to Own Securities”.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We are governed by the corporate and securities laws of Canada, which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.

We are governed by the Business Corporations Act (Québec) (“QBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the QBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the our articles) the QBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the QBCA, holders of 10% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. See “Item 10B – Memorandum and Articles of Association – Differences in Corporate Law”.

The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares.

Public health crises such as pandemics, epidemics or similar outbreaks, including coronavirus known as “COVID-19”, could adversely impact our operations or the market price of our Common Shares. The extent to which a pandemic, epidemic or outbreak would affect our operations, or the market price of our Common Shares would depend on future developments, including the duration of any such pandemic, epidemic or outbreak and actions to contain or treat any such pandemic, epidemic or outbreak, among others.

Item 4. Information on the Company

A.   History and development of the Company.

Name, Address and Incorporation

Our legal name and commercial name is Theratechnologies Inc. Our head office and principal place of business is located at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8. Our telephone number is (514) 336-7800. Our website is www.theratech.com. Our agent for service in the United States is CT Corporation System, 28 Liberty Street, New York, NY 10005 (212) 894-8940.

We were incorporated under Part IA of the Companies Act (Québec) (“CAQ”), on October 19, 1993, under the name Theratechnologies Inc. We amended our articles on October 20, 1993, by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the QBCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the QBCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The QBCA was applicable immediately without having to complete any formalities.

Authorized Share Capital:

We are authorized to issue an unlimited number of Common Shares, without nominal value and an unlimited number of preferred shares, without nominal value, issuable in one or more series.

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

Our Common Shares are listed on the TSX under the symbol “TH”, and on the U.S. Nasdaq under the symbol “THTX”.

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

Recent Developments

Marathon Credit Agreement and Amendments Thereto

On July 20, 2022, we entered into the Marathon Credit Agreement with Marathon providing for a credit facility of up to $100 million available in four tranches of $40 million, $20 million, $15 million and $25 million, respectively. The availability of each tranche is subject to meeting certain conditions. To date, the Corporation has drawn $60 million down from the Marathon Credit Agreement and the Corporation does not meet the conditions precedent to drawdown additional amounts under the Marathon Credit Agreement.

In the last fiscal year ended November 30, 2023, we entered into various agreements with Marathon to amend some of the terms and conditions of the Marathon Credit Agreement.

On February 27, 2023, we entered into amendments to the Marathon Credit Agreement providing for, among other things: the removal of the condition related to the submission to the FDA of the Corporation’s HFS results related to EGRIFTA SV® in order to be able to draw down on the $20,000,000 second tranche under the Marathon Credit Agreement. The amendment was entered into in consideration of the issuance of 5,000,000 common share purchase warrants (“Marathon Warrants”) to Marathon. Each Marathon Warrant then entitled the holder thereof to purchase one Common Share of the Corporation at a price of $5.80 per share (“Exercise Price”) until February 27, 2030. On June 21, 2023, the Corporation drew down on the second tranche of $20,000,000.

On May 15, 2023, we entered into an additional amendment to the Marathon Credit Agreement to lower the minimum net revenue target the Corporation was required to meet in its second quarter of the fiscal year 2023 as part of its obligations.

On July 10, 2023, we entered into an additional amendment to the Marathon Credit Agreement to reduce the amount of liquidity the Corporation had to maintain from $20,000,000 to $14,000,000 from July 10, 2023, to July 21, 2023, and then to $16,000,000 until July 28, 2023.

On July 28, 2023, we entered into further amendments to the Marathon Credit Agreement providing for, among other things, (i) the delivery to Marathon until October 31, 2023, of weekly reports about the Corporation’s liquidity position; and (ii) the amount of liquidity the Corporation had to maintain between various periods of time ranging from July 10, 2023, up to and until October 31, 2023. Beginning on November 1, 2023, the prescribed level of liquidity was set at $20,000,000.

On September 21, 2023, we entered into an amended and restated fourth amendment to the Marathon Credit Agreement which reiterated the amendments agreed to on July 28, 2023, but contained a waiver from Marathon of any default or event of default that may have occurred as a result of the Corporation’s failure to meet the minimum liquidity covenant between July 3, 2023, up to and including July 9, 2023.

On October 13, 2023, we entered into additional amendments to the Marathon Credit Agreement providing for, among other things,: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000,000 and $20,000,000, based on the Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters; (ii) revising the minimum revenue requirements to be based on quarterly Marathon Adjusted EBITDA-based targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023; and (iii) deleting the prohibition against the Corporation having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Corporation that accompanies the Corporation’s annual report. In consideration of these amendments, the Corporation has agreed to (i) pay an amount equal to $600,000, or 100 basis points calculated on the funded debt as of that day ($60,000,000), over the term of the loan and added to the outstanding principal amount of the funded debt as payment in kind; and (ii) reprice the Exercise Price of the Marathon Warrants to $2.30 from $5.80. Following the Consolidation completed on July 31, 2023, the exercise of four Marathon Warrants and the payment of $2.30 are required to purchase one Common Share of the Corporation, for up to a maximum issuance of 1,250,000 Common Shares.

Reimbursement of 5.75% Convertible Unsecured Senior Notes

On June 19, 2018, the Corporation issued by way of prospectus an aggregate principal amount of $57.5 million of 5.75% convertible unsecured senior notes maturing on June 30, 2023 (“Convertible Notes”). In July 2022, the Corporation bought back and cancelled $30 million principal amount of Convertible Notes through private agreements with certain U.S. Convertible Note holders. On June 30, 2023, the Corporation reimbursed all of the outstanding principal amount of $27.5 million of Convertible Notes.

Share Consolidation

On July 31, 2023, we announced that we had completed the consolidation of the issued and outstanding Common Shares of the Corporation’s share capital on the basis of one (1) post-consolidation share for each four (4) pre-consolidation shares issued and outstanding (“Consolidation”). The Corporation’s Common Shares began trading on the TSX and the Nasdaq on a consolidated basis on that date.

Reorganization of Research & Development Activities

As a result of the weakness in the Company’s net revenues in the first half of Fiscal 2023, the Corporation initiated a reorganization in July 2023, mainly focused on its research and development activities, which is expected to result in annualized savings of at least $5,500,000 for the fiscal year ended November 30, 2024 and beyond. Most of these costs will be associated with headcount reduction and a decrease in the number and scope of research and development projects. As such, the Corporation recorded a charge of $719,000 in the third quarter of Fiscal 2023 to cover severance and other costs. On October 24, 2023, the Corporation announced further changes to its operations that would result in a tapering of research and development activities, which necessitated a reduction of approximately 25 positions. The Corporation expects to realize further recurring yearly savings of approximately $3,500,000 resulting from this reorganization and has recorded an additional restructuring charge of approximately $1,244,000 in the fourth quarter of Fiscal 2023.

Public Offering and Concurrent Private Placement

On October 31, 2023, the Corporation announced the closing of a financing for gross proceeds of $25,000,000. The financing was done by way of prospectus (“2023 Public Offering”) resulting in the issuance of 12,500,000 Common Shares at $1.00 per Common Share (“Offering Price”) and by way of a private placement (“Concurrent Private Placement”) resulting in the issuance of 9,118,184 Common Shares at the Offering Price and of 3,381,816 fully-funded, non-voting subscription receipts exchangeable into Common Shares on a one-for-one basis (“Exchangeable Subscription Receipts”). As part of the Concurrent Private Placement, the Company paid to the subscriber, Investissement Québec, a commitment fee of 1.5%. In connection with the 2023 Public Offering, the Company also granted the underwriter a 30-day option to purchase up to 1,875,000 Common Shares at the Offering Price. This option was partially exercised resulting in gross proceeds of $160,000.

The Exchangeable Subscription Receipts were issued pursuant to and are governed by the Exchangeable Receipt Agreement, dated October 31, 2023 between the Corporation and Investissement Québec (the “Exchangeable Receipt Agreement”). The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following completion of the 2023 Public Offering and the Concurrent Private Placement, Investissement Québec does not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares and, therefore, is not a “control person” within applicable Canadian securities laws (“Exchangeable Condition”). Pursuant to the Exchangeable Receipt Agreement, the Exchange Condition is subject to a number of exceptions, including (i) in the context of a take-over bid, arrangement, merger or similar transaction for the purpose of allowing the holder to participate to such transaction equally and rateably with the shareholders of the Corporation, (ii) in the context of a concurrent sale of Common Shares issued upon the exchange of the Exchangeable Subscription Receipts, or (iii) with the prior approval of the shareholders of the Corporation or TSX. The Exchangeable Subscription Receipts entitle their holder to receive a payment equivalent to any dividend declared on the Common Shares and participate in any rights offering that the Corporation may undertake. In addition, to the extent that the Corporation undertakes certain transactions affecting its Common Shares, such as a stock split, a reverse stock split, a share reclassification or the payment of dividend in shares, requisite adjustments will be made to the Exchangeable Subscription Receipts so that the holder may receive upon exchange thereof the same number of Common Shares that it would have been entitled to receive under the transaction if the Exchangeable Subscription Receipts had been exchanged into Common Shares immediately prior to such transaction.

As part of the Concurrent Private Placement, the Corporation has also entered into an investor rights agreement with Investissement Québec (“Investor Rights Agreement”) pursuant to which Investissement Québec is entitled to nominate one director to the Company’s board of directors and to designate one individual acting as an observer at each meeting of the Company’s Board of Directors for as long as it holds 50% of the Common Shares purchased under the Concurrent Private Placement.

In its prospectus supplement dated October 25, 2023, filed as part of the 2023 Public Offering, the Corporation indicated that it intended to use the net proceeds of the 2023 Public Offering and the Concurrent Private Placement for general corporate purposes, which may include working capital, general and administrative expenses, commercialization expenses, repayment of outstanding debt under the Marathon Credit Agreement, and potential acquisitions or in-licensing of commercial products.

A portion of the Corporation’s working capital will be used to maintain the minimum amount of liquidities, ranging between $15 million and $20 million, that the Corporation is required to maintain at all times under the Marathon Credit Agreement based on the Marathon Adjusted EBITDA thresholds set forth in the Marathon Credit Agreement over the most recently ended four fiscal quarters.

The prepayment of the outstanding principal amount of $40 million loaned to the Corporation under the Marathon Credit Agreement is subject to certain restrictions until July 27, 2024, and no such prepayment is expected to be made by the Corporation before then. Thereafter, any prepayment will be evaluated on prevailing circumstances, including the Corporation’s financial position and opportunities available to the Corporation. Use of proceeds for the purpose of potential acquisitions or in-licensing of commercial products will depend on available opportunities as they may arise.

Capital Expenditure and Divestitures

Since the beginning of the Corporation’s last three financial years, the Corporation has not made any material capital expenditures. However, in its fiscal year ended November 30, 2022, the Corporation incurred capital divestiture amounting to $6.4 million as a result of the acceleration and amortization of its intangible asset relating to rights to commercialize Trogarzo® in Europe following its decision to return all commercialization rights to this product to TaiMed.

Public Takeover Offer

During the last and current financial year, we have not been subject to any public takeover offer by third parties in respect of the Company’s Common Shares and the Company has not made any public offer to any company to purchase such company’s shares.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

B.   Business Overview.

Principal Products and Activities

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

Our business strategy is to grow revenues and Adjusted EBITDA from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with our expertise in drug development and our commercialization know-how.

We currently commercialize two approved products for people living with HIV, namely: EGRIFTA SV® and Trogarzo®. In addition to the sale of our products, we are conducting research and development activities and we have a pipeline of investigational medicines in the areas of oncology and NASH.

Our Products and Pipeline

EGRIFTA SV®

Tesamorelin is the active peptide comprising EGRIFTA SV®. Tesamorelin is a stabilized 44 amino acid human growth hormone-releasing factor analogue (“GRF”), which was synthesized in our laboratories in 1995 using our long-acting peptide method. Although natural peptides have significant therapeutic potential, they are subject to enzymatic degradation which severely limits their effectiveness in clinical use. Our long-acting peptide method is a peptide stabilization process which increases the target protein’s resistance to enzymatic degradation, while maintaining its natural specificity. This usually results in a more stable and efficient compound, which can thus prolong its duration of action. Tesamorelin induces growth hormone secretion in a natural and pulsatile way. The clinical results obtained to date using tesamorelin suggest a therapeutic potential in both anabolic and lipolytic indications. Tesamorelin for injection induces the release of growth hormone which causes a reduction in excess visceral abdominal fat (lipohypertrophy) in HIV-infected adult patients without reducing or interfering with subcutaneous fat, and, as such, has no clinically significant effect on undesired loss of subcutaneous fat (lipoatrophy).

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019 and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

Lipodystrophy

Lipodystrophy is characterized by abnormalities in the production and storage of fat. It has two components: lipohypertrophy, and excessive abdominal fat accumulation, and lipoatrophy, the noticeable, localized loss of fat tissue under the skin. In patients with lipohypertrophy, fat accumulation occurs mostly around the waist and may also occur in other regions, including breast tissue and in dorsocervical tissues in the neck, resulting in a “buffalo hump”. Excess fat also appears as lipomas, or benign tumors composed of fat cells. In patients with lipoatrophy, the loss of fat tissue generally occurs in the limbs and facial area.

In HIV-infected patients, lipodystrophy may be caused by the viral infection itself, the use of ARV therapy (not class-specific), presence of hormonal imbalance (growth hormone) and/or microbiome alteration and chronic inflammation. Different pathophysiological mechanisms are involved in the development of lipohypertrophy and lipoatrophy. The most common statistically significant independent risk factors identified for lipohypertrophy are duration of ARV therapy and markers of disease severity, including higher pre-ARV treatment viral load. Other factors include age, genetics, and gender.

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

The effects of recombinant human growth hormone (“rhGH”) and tesamorelin have been the subject of several clinical trials in the area of HIV-associated lipodystrophy. Based on these clinical trials, the safety profiles of rhGH and tesamorelin appear to be very different. The natural synthesis of growth hormone is regulated by a feedback mechanism preventing its overproduction. Tesamorelin induces optimal activity of the somatotrope function and retains the natural rhythm (pulsatility) of the physiological secretion of growth hormone without interfering with the feedback mechanism mentioned above. With the exogenous administration of rhGH, the feedback mechanisms are short-circuited, which gives rise to higher levels of growth hormone. The side effects associated with rhGH include nerve, muscle or joint pain, swelling due to fluid retention (edema), carpal tunnel syndrome, numbness and tingling of skin and increased risk of diabetes. These side effects are particularly frequent among older people. In addition, rhGH can cause hyperglycemia which makes it contraindicated for patients with diabetes or pre-diabetic conditions.

Trogarzo® (ibalizumab-uiyk)

Trogarzo® (ibalizumab-uiyk) is a CD-4 directed post-attachment HIV-1 inhibitor. Trogarzo® was approved by the FDA on March 6, 2018, and was made commercially available in the United States on April 30, 2018. In the United States, Trogarzo® is indicated for the treatment of HIV-1 infection in heavily treatment-experienced adults with MDR HIV-1 infection failing their current ARV regimen. Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is administered every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs. Since its approval, Trogarzo® was included in the treatment guidelines issued by the International Antiviral Society-United States and the treatment guidelines issued by the U.S. Department of Health and Human Services.

Trogarzo® was also approved by the EMA in September 2019 and is no longer under licence to us in Europe further to our decision to terminate and return to TaiMed our commercialization rights to this product in April 2022. The EMA has since withdrawn the marketing approval of Trogarzo® in Europe. See “Item 4B – Business Overview - Markets – Trogarzo®” of this Annual Report for more information on the return of commercialization rights to TaiMed.

Trogarzo® was developed by TaiMed and pursuant to an amended and restated distribution agreement entered into on March 6, 2017 (as further amended) (“TaiMed Agreement”) we have an exclusive license to commercialize this product in the United States and Canada. See “Item 10C - Material Contracts – TaiMed Agreement” of this Annual Report and refer to Notes 3 and 13 of the Audited Financial Statements for information on the TaiMed Agreement.

Trogarzo® is administered by intravenous infusion as a single loading dose of 2,000 mg followed by a maintenance dose of 800 mg every two weeks after dilution in 250 mL of 0.9% Sodium Chloride Injection, USP. The Trogarzo® loading dose can also be administered as an undiluted intravenous (“IV”) push over 90 seconds, and the maintenance dose can be administered as an undiluted IV push over 30 seconds. See “Item 4B – Business Overview – Our Products and Pipeline – Trogarzo® – Life Cyle” of this Annual Report for information on the life cycle of Trogarzo®.

Mechanism of Action

Unlike other ARV agents, Trogarzo® binds primarily to the second extracellular domain of the CD4 receptor, away from major histocompatibility complex II molecule binding sites. It potentially prevents the HIV virus from infecting CD4+ immune cells while preserving normal immunological function. Trogarzo® is active across all major HIV clades and irrespective of tropism. No drug-drug interactions and no cross-resistance with other ART were noted during the clinical trials nor are expected.

Life Cycle

On October 3, 2022, the FDA approved the 30-second IV Push method of administration for the maintenance dose of Trogarzo® and on December 13, 2023, the FDA approved the IV Push administration of the loading dose of Trogarzo®. IV Push is a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation and is designed to make Trogarzo® administration easier and more convenient for people with HIV and their health care providers. As a result, we expect that more clinics will be able to initiate new patients to the product and provide ongoing treatment.

On October 13, 2023, the Company announced results from a study evaluating the intramuscular (“IM”) method of administration of Trogarzo®. This study (“TMB-302’), conducted in partnership with TaiMed, enrolled 21 subjects (7 HIV-positive and 14 HIV-negative) to assess the pharmacokinetics, efficacy, and safety of the IM administration of Trogarzo® as compared to the IV infusion. Mean Trogarzo® trough concentrations were greater than 15 µg/mL, suggesting that IM injection was sufficient at maintaining the drug trough concentration above the therapeutic level of 0.3 µg/mL. The mean trough concentrations were comparable between IV infusion and IM injection in HIV-positive subjects. However, the primary endpoint measuring a 90% confidence interval of the ratio of IM injection to IV infusion (0.69, 1.08) did not meet the equivalence limits (0.8, 1.25). Viral suppression, a key secondary clinical endpoint, was maintained in all HIV-positive subjects throughout the IM phase and the overall study. Each study subject received IM maintenance doses for eight weeks of treatment and a total of 152 IM injections were administered, which were well tolerated. One subject reported injection-site pruritus (itching) at a single time point, and no subjects reported injection-site pain when Trogarzo® was administered intramuscularly.

The Corporation has now completed the study of the use of the IM method of administration of Trogarzo® and on January 2, 2024, we announced the filing of a sBLA with the FDA seeking approval of the IM method of administration for maintenance doses of Trogarzo®. We are currently awaiting a Prescription Drug User Fee Act (“PDUFA”) date.

Research and Development Activities

In addition to the sale of our products, we are conducting research and development activities. We have established a promising pipeline of investigational medicines in areas of high unmet need, including oncology and NASH. In previous years, we have also worked on extending the lifecycle of tesamorelin and ibalizumab-uiyk. With respect to the latter, we improved the method of administration of both the loading dose and the maintenance dose by obtaining approval of an IV Push method of administration and we have filed a sBLA with the FDA seeking the approval of an IM method of administration of the maintenance dose.

Lifecyle Management of Tesamorelin in Lipodystrophy

F8 Formulation

On September 25, 2023, the Company announced the filing of a sBLA with the FDA seeking the approval of the F8 Formulation. On January 23, 2024, the Company received a CRL from the FDA. The questions outlined in the CRL are largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. In addition, the FDA requested further information to understand the potential impact of the proposed formulation on immunogenicity risk. The Company will address the FDA’s questions and intends to pursue the approval of the F8 Formulation. To that end, the Company has requested a Type A meeting with the FDA to ensure that its approach is aligned with the FDA expectations.

The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®. The Company plans to withdraw EGRIFTA SV® from the market if and when the F8 Formulation is approved by the FDA. The F8 Formulation can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration than EGRIFTA SV®. The F8 Formulation has the distinct advantage of requiring a single reconstitution per seven days of daily therapy.

Once approved, the F8 Formulation could be used in our proposed Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population.

EGRIFTA SV®

Following the launch of EGRIFTA SV® in the United States in 2019, the Company received a number of complaints from patients relating to the reconstitution of EGRIFTA SV®. In March 2021, the Company proactively decided to submit to the FDA a CBE supplement to the IFU included in the EGRIFTA SV® product labeling and, per the timelines set forth in the regulation. The Company implemented these changes, which included an amended IFU. We also provided patients with detailed training through our call center, THERA Patient Support®, related to the changes. The FDA responded to our CBE supplement with a CRL asking us to carry out a HFS to ensure that patients reconstitute EGRIFTA SV® in the proper manner. To date, the Company has completed the first part of the HFS, the formative study. The validation study remains to be conducted and the results thereof remain to be filed and accepted by the FDA. The Company has until September 15, 2024 to submit the HFS results to the FDA. The Company intends to apply for an extension of this deadline.

Multi -Dose Pen Injector

In the fiscal year 2021, we began developing a device in the form of a pen for the administration of tesamorelin. This pen was intended to be used in conjunction with the F8 Formulation. To date, its development is not completed, and we have halted all activities in relation to the development of this device.

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. In November 2020, we filed an Investigational New Drug Application (“IND”) with the FDA for a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and we received a “Study May Proceed” letter for such Phase 3 clinical trial from the FDA in December 2020. The letter contained a recommendation that the Company requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Company followed up on the FDA’s recommendation and requested a meeting with the agency.

The finalized trial design is planned for a multicenter, randomized, double-blind, placebo-controlled two-part study designed to evaluate the safety and efficacy of tesamorelin in liver-biopsy confirmed patients with NAS score of at least 4 and stage 2 or 3 fibrosis. Part 1 of the study will include a total of approximately 1,100 patients (1:1, tesamorelin:placebo), including approximately 75 to 100 people living with HIV. A second liver biopsy will be performed after the first approximately 1,100 participants have completed 18 months of treatment. This should form the basis for filing a sBLA with the FDA. The clinical trial will also include a futility analysis that would be conducted after the first approximately 400 patients have completed 18 months of treatment and have received a second liver biopsy. The futility analysis will provide a perfunctory review indicating if an early treatment effect with tesamorelin has been observed and will determine if the study should proceed as planned. Following a potential sBLA approval, Part 2 of the trial will continue to enroll an additional approximately 1,800 patients (3:1, tesamorelin:placebo) to continue to measure clinical outcomes over a period of five years. A total of approximately 2,900 patients are expected to be enrolled.

In July 2021, after completion of our discussions with both the FDA and EMA with respect to this trial, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner.

In order to de-risk the Phase 3 trial, in February 2022, the Company submitted an amended protocol to the FDA resulting in the FDA providing us with a list of questions and comments on this amended protocol. We have voluntarily decided not to respond to those questions and comments in order to address these with any potential partner we may find to optimize the design, if deemed relevant. The amended protocol includes a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients. The amended protocol would allow us to generate hard endpoint data on NAS score and fibrosis. A decision would then be made whether to continue the study until the full number of patients (1,094) have completed 18 months of treatment. These amendments would not change the total number of patients required to seek accelerated approval of tesamorelin for the treatment of NASH, but it would inform the continuation of enrollment while providing an indication of benefit to patients.

Currently, we continue to pursue potential NASH partners in the marketplace. We continue to maintain that the further development of tesamorelin allows the Company to keep its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

Oncology

SORT1+ TechnologyTM Platform

SORT1+ TechnologyTM is the name we gave our platform that provides for the development of new proprietary peptides for cancer drug development targeting SORT1 receptors. SORT1 is a receptor that plays a significant role in protein internalization, sorting and trafficking. It is highly expressed in cancer cells compared to healthy tissue making it an attractive target for cancer drug development. Expression has been demonstrated in, but not limited to, ovarian, triple-negative breast, endometrial, skin, small cell and non-small cell lung, colorectal and pancreatic cancers. Expression of SORT1 is associated with aggressive disease, poor prognosis and decreased survival. Preliminary assessments have demonstrated that the SORT1 receptor is expressed in 40% to 90% of cases of endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Corporation’s PDC generated through the SORT1+ TechnologyTM demonstrate distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anti-cancer drugs within the tumor microenvironment, and more importantly, directly inside SORT1 cancer cells. Commercially available anticancer drugs, like docetaxel, doxorubicin, SN38 or tyrosine kinase inhibitors are conjugated to our peptide to specifically target SORT1 receptors. This could potentially improve the efficacy and safety of those agents.

In preclinical data, the Corporation’s lead investigational PDC, sudocetaxel zendusortide, derived from our SORT1+ TechnologyTM, has shown to improve anti-tumor activity and reduce neutropenia and systemic toxicity compared to traditional chemotherapy. Additionally, in preclinical models, sudocetaxel zendusortide has shown to bypass the multidrug resistance protein 1 (MDR1; also known as P-glycoprotein) and inhibit the formation of vasculogenic mimicry - two key resistance mechanisms to chemotherapy treatment. Sudocetaxel zendusortide combines our proprietary peptide and the cytotoxic drug, docetaxel.

We acquired the SORT1+ TechnologyTM platform following the acquisition of all of the issued and outstanding shares of Katana BioPharma Inc. (“Katana”) on February 25, 2019 (“Katana Agreement”). Katana had the exclusive worldwide rights, through a royalty-bearing licence agreement entered into with Transfert Plus, LP (“Transfert Plus”), to a technology platform using peptides as a vehicle to specifically deliver cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells (“Transfert Plus License Agreement”). Katana has since been wound up into Theratechnologies and we became a party to the Transfer Plus License Agreement. See “Item 10C – Material Contracts – Katana Agreement” of this Annual Report and Note 13 of the Audited Financial Statements for information regarding the Katana Agreement and “Item 10C – Material Contracts – Transfert Plus License Agreement” of this Annual Report and Note 13 of the Audited Financial Statements for information regarding the Transfert Plus License Agreement.

We are no longer conducting research and development work on TH1904, one of our other investigational PDCs. However, we continue the conduct of research and development activities on other PDCs.

Sudocetaxel Zendusortide Phase 1 Clinical Trial

In March 2021, we initiated a Phase 1 clinical trial evaluating sudocetaxel zendusortide for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design included a Part A dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose (“MTD”) and preliminary anti-tumor activity of sudocetaxel zendusortide administered once every three weeks in patients with advanced solid tumors refractory to available anti- cancer therapies. Part B of the Phase 1 clinical trial, also known as the “basket trial” initially consisted in recruiting a total of approximately 70 patients to study the safety and tolerability of sudocetaxel zendusortide in the following various solid tumor types, including HR+ breast cancer, triple negative breast cancer, ovarian cancer, endometrial cancer, melanoma, thyroid cancer, small cell lung cancer, and prostate cancer. As per the study protocol, the MTD is established once a significant adverse event is observed in two or more patients.

Part A of the Phase 1 clinical trial was completed in the summer of 2022. We then reported that a total of 18 heavily pre-treated patients, who received an average of eight prior cancer treatments, were enrolled in the dose escalation portion of the study. Following the safety observations at 420 mg/m2 including grade 3 neuropathy, grade 4 neutropenia, grade 3 ocular changes (visual acuity, keratitis and ocular surface dryness) and grade 2 skin toxicities (rash, pruritis and inflammation), the dose of sudocetaxel zendusortide was decreased to 300 mg/m2 for the next dose level and was expanded to a total of six patients. No dose limiting toxicity (“DLT”) were observed during the first cycle, therefore, the dose of 300 mg/m2 was selected for continuation of the basket trial.

In addition, we reported that 300 mg/m2 appeared to be a well-tolerated dose level. We further reported the observation of signs of efficacy in three heavily pretreated patients.

In Part 2 of the Phase 1 clinical trial (basket expansion), the 300mg/m2 dose (given every 3 weeks) was further explored and we enrolled an additional 18 patients. In December 2022, after consulting with our investigators, we decided to voluntarily pause the enrollment of patients and revisit the study design of our clinical trial studying sudocetaxel zendusortide in various types of cancer. The efficacy results observed were not convincing enough to pursue the further enrollment of patients at this dose level and did not outweigh the adverse events seen in some patients.

Following the voluntary pause, the Company formed a Scientific Advisory Committee to help determine the best developmental path forward for sudocetaxel zendusortide which led to the filing of an amended protocol with the FDA.

On June 2, 2023, we announced the FDA’s agreement to our amended Phase 1 trial protocol for sudocetaxel zendusortide following the submission of such amended protocol. The amended protocol is designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The amended protocol includes a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer - a population in which preliminary efficacy has been observed thus far and has known high SORT1 expression. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

The amended protocol is a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). A minimum of six patients will be enrolled at the 1.75 mg/kg dose followed by an observational period of three months to assess DLT. If deemed safe (0 or 1 DLT), the trial will enroll an additional six patients at the 2.5 mg/kg dose. Following a second three-month observational period, four more patients will be enrolled at the higher dose, for a total of 16 patients in Part 3 of the trial. The amended protocol also includes an option for a basket expansion stage that will comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

To date, all six patients forming part of the first cohort of patients to receive sudocetaxel zendusortide have been enrolled.

Consistent with the Company’s objective of generating positive Adjusted EBITDA, the Company has announced that any new investments in the research and development activities pertaining to its SORT1+ Technology™, including the conduct of its Phase 1 clinical trial would be stage-gated and the Company has allocated a budget of approximately $4.8 million to carry out research and development activities in the field of oncology for the fiscal year 2024. In addition, Theratechnologies is currently reaching out to pharmaceutical companies to pursue the development of sudocetaxel zendusortide once the Phase 1 clinical trial will have been completed.

Since announcing our decision to voluntarily pause the enrollment of patients in our Phase 1 clinical trial studying sudocetaxel zendusortide in various types of cancer, partnership discussions in Greater China regarding the development and commercialization of sudocetaxel zendusortide have been paused as well.

Markets

EGRIFTA SV®

EGRIFTA SV® is solely commercialized in the United States and almost all of the Company’s revenues are generated from one customer, McKesson (as defined below). Total revenues generated by the Company for the sale of EGRIFTA SV® in the United States amounted to $53.7 million, $50.4 million and $43.0 million for each of the fiscal years ended November 30, 2023, 2022, and 2021, respectively. Prior to November 2019, the date on which EGRIFTA SV® became commercially available in the United States, EGRIFTA® was also commercialized in the United States and Canada. However, EGRIFTA® is no longer offered for sale in the United States since being replaced by EGRIFTA SV® in the 2020 fiscal year. We also discontinued the sale of EGRIFTA® in Canada in October 2022.

In November 2022, we entered into an agreement with foreign distributors providing them with the exclusive right to distribute EGRIFTA SV® under named patient programs only in various countries based in the regions of Latin America, Middle East, North Africa and Turkey and Central and Eastern Europe. This agreement has a five-year term. The exclusive distributors have no minimum purchase obligations but have to buy and pay EGRIFTA SV® in U.S. denominated dollars at a discount to the current list price in the United States or at a discount to the price at which they are entitled to sell it in a country under the named patient program of such country. This agreement contains restrictive covenants regarding the sale of competitive products to EGRIFTA SV®. In July 2023, we also entered into an agreement with a foreign distributor providing it with the exclusive right to distribute EGRIFTA SV® under named patient programs in various countries based in Western Europe, Nordic Region and the United Kingdom.

Trogarzo®

Since the last fiscal year, Trogarzo® is solely commercialized in the United States. For the fiscal years ended on November 30, 2022 and 2021, Trogarzo® was also commercialized in certain European countries. Total revenues generated by the Company from the sale of Trogarzo® in the United States amounted to $28.0 million, $29.6 million and $26.8 million for each of the fiscal years ended November 30, 2023, 2022 and 2021, respectively. Revenues generated from the sale of Trogarzo® in certain European countries for the fiscal years ended November 30, 2022 and 2021 amounted to $1.3 million and $1.5 million, respectively.

In Canada, we are responsible, but under no obligation, to seek the approval of Trogarzo® from Health Canada. No filing seeking the approval of Trogarzo® has been made in Canada and to date, it is unlikely that a filing seeking the approval of Trogarzo® in Canada will be made.

Prior to December 15, 2022, the TaiMed Agreement provided us with the exclusive rights to commercialize Trogarzo® in the European Union countries and in certain additional European countries (“European Territory”). Trogarzo® was then commercially available in the European Territory through our European subsidiary, Theratechnologies Europe Limited, until December 15, 2022, the effective date on which all of our commercialization rights to Trogarzo® were returned to TaiMed under the TaiMed Agreement. Since our decision to return to TaiMed our commercial rights to Trogarzo® in the European Territory, we have ceased all activities related to the commercialization of this product in the various European countries in which such activities were ongoing. The EMA has since withdrawn the marketing approval of Trogarzo® in Europe.

Seasonality

As a specialized biopharmaceutical company, the Company views none of its commercial and research and development activities as subject to seasonal variations.

Manufacturing

Today, we are not aware of material sourcing issues or pricing volatility of raw materials, however, we no longer have a long-term supply agreement for SWI for EGRIFTA SV®. See “Item 3D – Risk Factors – Risks Related to the Commercialization of Our Products”.

EGRIFTA SV®

We do not own or operate manufacturing facilities for the production of EGRIFTA SV® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party service providers, i.e. Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA SV®. We will rely on LSNE for the manufacture of the F8 Formulation if and when approved.

Active Pharmaceutical Ingredient

On July 31st, 2023, we signed a manufacturing and supply agreement with Bachem (“Bachem Agreement”) relating to the manufacture and supply of the active pharmaceutical ingredient of tesamorelin (“API”) for EGRIFTA SV®. Bachem is our only approved manufacturer for the API to date.

Finished Product

We have an agreement with Jubilant providing for the manufacture and supply of the finished form of EGRIFTA SV® for commercial sale in the United States and for tesamorelin in connection with clinical trials (“Jubilant Agreement”). Under the Jubilant Agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions.

We have an agreement with LSNE, providing for the manufacturing and commercial supply of the F8 Formulation with an effective date of May 11, 2020.

The Corporation also provides patients with the administration boxes which include the necessary supplies to administer the product. These administration boxes are comprised of alcohol swabs, syringes, needles and water for injection. The packaging of these administration boxes for EGRIFTA SV® is done through Sharp Packaging Services, LLC (“Sharp”) and will be done through Almac Pharma Services LLC (“Almac”) for the F8 Formulation if and when approved.

Trogarzo®

TaiMed is our sole supplier of Trogarzo®. TaiMed does not currently own or operate any manufacturing facilities for the production of Trogarzo® and has subcontracted the manufacture of Trogarzo® to WuXi in China, and to Samsung, in South Korea.

Sudocetaxel Zendusortide

Active Pharmaceutical Ingredient

We do not own or operate manufacturing facilities for the production of sudocetaxel zendusortide nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently have an agreement with STA Pharmaceutical Hong Kong Limited (“STA”) providing for the manufacture of our peptide (TH19P01) and to produce sudocetaxel zendusortide.

Finished Product

We rely on Piramal Pharma Solutions, Inc. (“Piramal”) to manufacture the finished form of sudocetaxel zendusortide as vials of sterile solution for injection. The vials are then shipped to Sharp Clinical Services, LLC, with whom we have an agreement for the labelling and packaging of the vials for clinical trials.

Distribution Channels

EGRIFTA SV®

In connection with the commercialization of our products in the United States, we have entered into various agreements with third-party service providers to distribute our products to patients. The distribution of EGRIFTA SV® is tightly controlled and is only available through certain selected pharmacies. Below is a summary of our agreements entered into with our third-party service providers forming part of the supply chain of EGRIFTA SV®.

Logistics Service Provider and Distributor

On November 1, 2017, we entered into an amended and restated master services agreement with RxC Acquisition Company, LLC, doing business as RxCrossroads by McKesson and subsequently assigned to McKesson Specialty Care Distribution LLC (“McKesson”) along with two amended and restated statements of work (collectively, “McKesson Agreement”). Under the terms of the McKesson Agreement, McKesson acts as our exclusive third-party logistics service provider for all of our products in the United States and as such, provides us with warehousing and logistical support services, including inventory control, account management, customers support, product return management and fulfillment of orders.

Under the McKesson Agreement, McKesson also acts as our exclusive third-party distributor of our products in the United States. In such role, McKesson purchases products from us and takes title thereto. McKesson’s purchases of our products are triggered by its expectations of market demand over a certain period of time. McKesson fulfills orders received from authorized wholesalers and certain authorized specialty pharmacies and, with respect to EGRIFTA SV®, delivers it directly to that authorized wholesaler’s client, namely a specialty pharmacy forming part of our network of specialty pharmacies, or directly to those authorized specialty pharmacies.

Wholesalers

Our supply chain of EGRIFTA SV® in the United States is comprised of a limited number of wholesalers through which specialty pharmacies we have contracted with can order EGRIFTA SV®. These wholesalers accept purchase orders from those specialty pharmacies, purchase EGRIFTA SV® from McKesson, and resell this product to these specialty pharmacies. Our wholesalers do not handle the physical delivery of EGRIFTA SV®. The shipping and delivery of EGRIFTA SV® to those specialty pharmacies is handled by McKesson.

Specialty Pharmacies

We have entered into agreements with various specialty pharmacies across the United States providing them with the right to order EGRIFTA SV® from our authorized wholesalers and distribute EGRIFTA SV® to patients in the United States through their networks of local pharmacies. In addition, a limited number of those specialty pharmacies are authorized to purchase EGRIFTA SV® directly from McKesson for their own retail specialty pharmacy stores.

Trogarzo®

Logistics Service Provider and Distributor

McKesson also acts as our exclusive third-party logistics service provider and exclusive third-party distributor for Trogarzo® in the United States under the McKesson Agreements. Orders for Trogarzo® are made directly by a limited number of specialty pharmacies and specialty distributors and delivery of Trogarzo® is made directly to those specialty pharmacies and specialty distributors by McKesson.

Specialty Pharmacies and Distributors

We have entered into agreements with specialty pharmacies, specialty distributors, and infusion therapy providers that have a large U.S. network capable of handling drug products whose administration is made intravenously. These specialty pharmacies and specialty distributors have the capacity to deliver Trogarzo® to patients, physicians or infusion centers. Each of those specialty pharmacies and specialty distributors purchase Trogarzo® from McKesson and deliver it to infusion centers, physicians or patients for home-infusion. Specialty pharmacies and specialty distributors may not purchase Trogarzo from our wholesalers. Patients are administered Trogarzo® at infusion centers, at physicians’ offices or at home with the assistance of nurses.

Marketing

Our marketing and sales activities in the United States for EGRIFTA SV® and Trogarzo® are conducted from our head office in Montreal, Québec, Canada. We have also retained the services of Syneos Health (“Syneos”), a third party service provider, to assist us with market access and reimbursement activities in the United States. The market access and reimbursement teams provided by Syneos are solely dedicated to our products. Syneos is a recognized provider of services around the globe. We have renewed our agreement with Syneos and we entered into an amendment to our amended and restated master service agreement in this respect effective as of December 1, 2021 (“Syneos Agreement”) pursuant to which Syneos will continue providing us with certain services in connection with the commercialization of EGRIFTA SV® and Trogarzo® in the United States until November 30, 2024.

We have contracted with Asembia, LLC (“Asembia”) for the provision of services related, amongst other things, to a call center. The call center, THERA Patient Support®, guides physicians and patients through the process of initiating treatment under reimbursement. This process, which can be complex and time-consuming, begins with a referral and concludes with the final reimbursement decision. THERA Patient Support® also helps patients adhering to their treatment and answering questions about our products.

Intellectual Property

We recognize the significance of safeguarding our business through the protection of patents and trade secrets. Our prosperity is contingent, in part, on our capacity to secure robust patents, maintain the confidentiality of trade secrets, and operate without violating the proprietary rights of others. The success of products integrating our technologies may hinge, to some extent, on our ability to secure effective patent protection.

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we:

●	where practicable, file patent applications for any new and patentable invention, development or improvement in the United States and in other countries where we deem patent protection to be of value;

●	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

●	file trademark applications in countries of interest for our trademarks;

●	register domain names whose addresses include our trademark names; and

●	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

The Company relies on multiple patents related to tesamorelin, the active ingredient of EGRIFTA SV® in the United States and in other countries. For instance, the F8 Formulation is patent protected in the United States until 2033. We also have additional patents in the United States covering tesamorelin for the treatment of NASH scheduled to expire in 2040. Moreover, our PDCs stemming from our licensed SORT1+ Technology™ platform are also patent protected in the United States and other countries and patent applications are pending in various countries.

Moreover, the Company depends on trade secrets and know-how to sustain our competitive standing. The management of the disclosure and utilization of our know-how and confidential information is governed by agreements with the relevant parties.

Apart from the patents and trade secrets, the Company relies on specific licensing agreements which are essential to maintain our commercial and R&D activities, namely:

●	The distribution and marketing agreement with TaiMed granting the Company the exclusive right to market Trogarzo® in Canada and in the United States.

●	The licensing agreement with Katana granting the Company a worldwide exclusive license to use and develop the SORT1+ Technology™ Platform.

●	The licensing agreement with the Massachusetts General Hospital (“MGH”) for the development of tesamorelin for the potential treatment of NASH in the general population.

Competition

EGRIFTA SV®

We are not aware of other GRF products indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy being commercialized. However, we are aware that we face indirect competition for EGRIFTA SV® from other drugs, such as human growth-hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin that may be prescribed by physicians. To our knowledge, the use of these other drugs for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy has not been proven nor approved by the FDA. Other approaches to reduce excess abdominal fat include coping mechanisms such as lifestyle modification (diet and exercise), switching ARV therapy, or liposuction.

Trogarzo®

Fostemsavir and Lenacapavir are direct competitors to Trogarzo®. Contrary to Fostemsavir which is administered orally twice per day, Trogarzo® is a long-acting ARV that only needs to be administered intravenously every two weeks. Like Fostemsavir, Lenacapavir’s indication for use targets the same patient population as that of Trogarzo®. Lenacapavir is administrated subcutaneously once every six months. In addition, we are aware of other agents including, but not limited to, dolutegravir and darunavir, that are either indicated or commonly used in combination in regimens for the treatment of heavily treatment-experienced patients with MDR HIV-1.

Tesamorelin for the Treatment of NASH in the General Population

There exists no approved medicine for the treatment of NASH. However, there are various compounds currently being studied for the treatment of this disease, some of which are already in Phase 3 clinical trials. These compounds have different mechanisms of action to treat different aspect of the disease, either fat accumulation or inflammation. Tesamorelin has a unique mechanism of action targeting liver fat. However, it has been shown that tesamorelin also improved inflammatory markers. Tesamorelin also benefits from a good safety profile based on more than ten (10) years of use. The development of tesamorelin for the treatment of NASH, if successful, may compete with many potential other drugs for this patient population and we expect strong competition among those companies that will have succeeded in developing and commercializing a medicine for this disease.

SORT1+ TechnologyTM Platform in Oncology

The development of novel treatments in oncology is competitive. Many companies are investing in the development of innovative cancer treatments or in finding a cure for cancer. Most of those companies have significant means and scientific experience. Some of those companies are at more advanced development stage of their drugs than us. In addition, there exists many drug candidates, such as antibody drug conjugates aimed at a variety of potential targets: some treatment will aim at focusing on one particular cancer type whereas others, like our PDCs, could be used in various types of cancers. Our Phase 1 clinical trial studying sudocetaxel zendusortide in various types of cancer was voluntarily paused and was resumed in June 2023 for the potential treatment of ovarian cancer. Even if successful, by the time we enter the market, there may be approved medicines that would directly compete with sudocetaxel zendusortide or any other PDCs we may develop.

Government Regulations

The text below explains some of the most important features of government regulations that we must follow in connection with the commercialization of EGRIFTA SV® and Trogarzo® in the United States.

Sales and Marketing Regulation - United States

We are subject to various United States requirements relating to the sales and marketing of EGRIFTA SV® and Trogarzo® in the United States. The FDA regulates all advertising and promotional activities for prescription drug products under its jurisdiction both prior to and after approval. EGRIFTA SV® and Trogarzo® may be promoted only for their approved indications and in accordance with the provisions of their approved label. Any promotional claims regarding an approved drug must be accurate, not misleading and contain a fair balance of risk and benefit information. The FDA, as well as other government authorities, actively enforces the laws and regulations prohibiting the promotion of inaccurate, misleading or inadequately balanced product claims and the promotion of product for unapproved (i.e., off-label) uses. If we are found to have improperly promoted a prescription drug, we may be subject to significant sanctions. Failure to comply with applicable FDA requirements may subject us to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

The FDA does not regulate the practice of medicine by physicians in their choice of treatment and prescribing decisions.

The marketing of EGRIFTA SV® and Trogarzo® within the United States may also be subject to various federal and state laws pertaining to health care “fraud and abuse,” including but not limited to the federal Anti-kickback Statute, Civil Monetary Penalties Law, and False Claims Act and analogous state laws. The federal Anti-kickback Statute prohibits a person from knowingly and willfully offering, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce referring or recommending an individual to another person to receive items or services or to purchase, lease, order, or arrange for any good, facility, item or service payable in whole or in part under a Federal health care program. The Civil Monetary Penalties Law prohibits, among other things, a person from offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Sanctions under these laws include civil monetary penalties, imposition of a corporate integrity agreement, exclusion from U.S. federal and state healthcare programs (i.e., those programs will not provide reimbursement or payment coverage for EGRIFTA SV® and/or Trogarzo®), and criminal penalties, including imprisonment; further, an alleged violation of the Anti-kickback Statute could be used as a basis for a federal or state false claims law challenge. The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program, knowingly makes, uses or causes to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly makes a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Generally, claims for drugs prescribed for off-label uses may be considered to be “false claims.” Sanctions under false claims laws include significant civil monetary penalties. In addition, there is ability for private individuals to bring similar actions.

In addition, several states require that companies implement compliance programs or comply with industry ethics codes, adopt marketing spending limits, and report to state governments any gifts, compensation, and other remuneration provided to certain healthcare professionals. Also, the federal Physician Payments Sunshine Act, also known as the Open Payments Act, requires certain manufacturers of drugs, medical devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or Children’s Health Insurance Program to record and disclose to the federal government certain transfers of value to physicians and teaching hospitals and ownership and investment interests held by physicians and their immediate family members. Any activities relating to the sale and marketing of EGRIFTA SV® and Trogarzo® may be subject to scrutiny under these laws. Failure to make these required reports or comply with these laws can result in civil monetary penalties and/or other sanctions. If the government were to allege or convict us of violating these laws, our business could be harmed. There are a number of states that have similar reporting and disclosure requirements, and failure to comply with these laws could have adverse consequences.

Privacy

In Québec, Canada, privacy is governed by an Act Respecting the Protection of Personal Information in the Private Sector (“Québec Privacy Law”). The Québec Privacy Law was enacted in September 2021 and takes effect over a three (3) year period between 2021 and 2024. The Québec Privacy Law modernized the obligations of Québec-based companies in dealing with the protection of personal information with respect, among other things, to the collection, holding, use and communication of personal information to third parties. The Québec Privacy Law requires Québec-based companies to appoint a privacy officer, the individual responsible to ensure compliance with the Québec Privacy Law, to establish and implement policies on various aspects covered by the Québec Privacy Law and imposes substantial fines and penalties on companies violating the Québec Privacy Law.

In 2023, privacy law continued to evolve in the U.S., mainly at the state level. The California Privacy Rights Act (“CPRA”) amended the California Consumer Privacy Act (“CCPA”) in California, while similar comprehensive consumer privacy laws took effect in four other states—Virginia, Colorado, Connecticut, and Utah. An additional seven states enacted omnibus privacy laws that will take effect at various points over the next few years. Some of these state laws require opt-in consent to process sensitive personal data, including health data. In addition, three states—Washington, Nevada, and Connecticut—passed laws specifically regulating consumer health data, with the intention of regulating data that is not otherwise regulated by the Health Insurance Portability Act of 1996 (“HIPAA”). The Federal Trade Commission also ramped up its enforcement of the Health Breach Notification Rule (“HBNR”), asserting that unauthorized disclosures of personal health information for advertising purposes violate the HBNR.

On the security side, new Security and Exchange Commission (“SEC”) regulations took effect requiring publicly traded companies to report material cybersecurity incidents within 4 days of determining the incident was material, and on annual reports.

Good Manufacturing Practices

Drug products must be manufactured and packaged in accordance, among other things, with GMP and both Bachem and Jubilant, the contract manufacturers of EGRIFTA SV®, as well as WuXi and Samsung, the manufacturer of Trogarzo®, must adhere to GMPs in connection with the manufacture, labeling, packaging, and any other quality-related functions for these products. If a company wants to make certain changes in its manufacturing equipment, location or process, FDA regulatory review and approval may be required. The FDA often conducts audits of manufacturing sites to ensure that manufacturers comply with quality-related requirements and GMPs. If, as a result of these inspections, it is determined that a manufacturer’s equipment, facilities or processes do not comply with the regulations and conditions of product approval, the FDA may issue an FDA-483 list of observations or seek civil, criminal or administrative sanctions and/or remedies against the manufacturer, including seeking corrective action, or requiring suspension of manufacturing operations, which would delay the product and sale of our products.

Good Clinical Practices

The FDA promulgates regulations and standards, commonly referred to as good clinical practices, (“GCPs’), for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. Our research and development activities are subject to GCPs. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If study sites fail to comply with applicable GCPs or other applicable requirements, such as informed consent or Institutional Review Board oversight, the clinical data generated in clinical trials may be deemed unreliable and the FDA may require a sponsor to redo its studies or even stop a study. Where patient safety is at risk, the FDA could impose a clinical hold.

FDA Authorization of State Importation Program

FDA authorized its first section 804 importation program, a program allowing Florida to import certain prescription products from Canada. Section 804 (21 U.S.C. § 384) of the FFDCA provides a pathway for states and Indian tribes to allow importation of certain prescription drugs from Canada. Programs under this pathway must significantly reduce the cost of these drugs to the American consumer, without imposing additional risk to public health and safety. As the first program of its kind, we have yet to see how it will be implemented and what specific products will be imported. There is much opposition from industry regarding this program, but if Florida can execute it as planned, it may signal a trend in the US.

Industry is still waiting to understand the practical implications of this program, and what implications this may have on state pharmaceutical industries.

Pharmaceutical Pricing and Reimbursement

In the United States and in other countries, sales of EGRIFTA SV® and Trogarzo® will depend in large part on the availability of reimbursement from third-party payors. These payors include both government (such as Federal Medicare and State Medicaid, AIDS Drug Assistance Programs and special needs plans in the United States) and privately managed care organizations as well as pharmacy benefit managers.

These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of EGRIFTA SV® and Trogarzo®. EGRIFTA SV® and/or Trogarzo® may not be considered cost- effective. It is time consuming and expensive for us, and our commercial partners, to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us, or our commercial partners, to sell EGRIFTA SV® and/or Trogarzo® on a competitive and profitable basis.

United States

The U.S. Congress, state legislatures, and federal and state agencies from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our drug products profitably. For example, in March 2010, the Patient Protection and Affordable Care Act, and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law was enacted, and was a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements (inclusive of price increases) for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of all Medicaid drug rebates. On January 21, 2016, the Centers for Medicare and Medicaid Services (“CMS”), finalized a rule detailing reforms to the rebate and reimbursement systems for Medicaid prescription drugs. This final rule was intended to save taxpayers billions and ultimately improve beneficiary access to prescription drugs. The final rule allowed manufacturers to recalculate the baseline “average manufacturer price” and includes U.S. territories in the calculation of “average manufacturer price” and “best price” effective April 1, 2017. Further, the new law imposed a significant annual fee on companies that manufacture or import certain branded prescription drug products and biologic agents. On December 31, 2020, CMS issued a final rule to support state flexibility to enter into value-based purchasing arrangements (“VBPs”), with manufacturers for prescription drugs and to provide manufacturers with regulatory support to enter into VBPs with payers, including Medicaid. This final rule is intended in part to further value-based payment arrangements. Implementation of certain aspects of this final rule were delayed until July 1, 2022. Substantial new provisions affecting compliance also have been enacted, which may require us to modify our business practices with healthcare practitioners, and also may increase our regulatory burdens and operating costs.

The U.S. Medicare program provides payment for many pharmaceuticals under the Medicare Part D program. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both standalone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

Under Part D, government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while Part D applies only to drug benefits for Medicare beneficiaries, state Medicaid programs and private payors may follow Medicare coverage policy limitations in setting their own payment rates. Any reduction in payment that results under Part D may influence decision-making and negotiations for payments from non-governmental payors. Payors are, however, forbidden to negotiate both commercial and Part D agreements together. Negotiations must be kept separate.

The cost of pharmaceuticals continues to generate substantial governmental and third-party private payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of the U.S. Department of Health and Human Services (“DHHS”) to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule was blocked by a temporary restraining order and preliminary injunctions through various court actions, and on December 29, 2021, CMS formally rescinded the interim final rule, effective February 28, 2022. Nonetheless, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Health Care Reform Law. The Health Care Reform Law may be modified, amended or repealed at any time and may or may not be replaced with a different law or health care payment system. We are unable to predict the full impact of any such potential modification, amendment or repeal of the Health Care Reform Law.

The passage of the Inflation Reduction Act of 2022 (“IRA”) further affects Medicare reimbursement. The IRA has three key elements reforming Medicare drug pricing policy. However, the implementation of certain elements of the IRA are still forthcoming, as outlined below, so the specific implications for pharmaceutical pricing and reimbursement are yet to be determined. Likewise, we are unable to predict potential modification, amendment, or repeal of the IRA, though some predict that challenges may be made to the IRA as different provisions are enacted.

As the first key element, the IRA created a Medicare drug price negotiation program enabling the Secretary of DHHS to negotiate the prices of certain costly, single-source drugs or biologics within the Medicare program. Certain drugs are excluded from this negotiation process, such as drugs that are less than 9 years, or biologics less than 13 years, from their FDA-approval or licensure date, and drugs with an orphan designation as their only FDA-approved indication. The first set of these negotiated prices will not take effect until 2026.

Second, the IRA requires drug manufacturers to pay rebates to the federal government for price increases above the rate of inflation for single-source drugs or biologics covered under Medicare Part B and most drugs under Medicare Part D, which already occurs under the Medicaid program. This inflation rebate provision for Medicare Part B took effect at the start of 2023, and such provision for Medicare Part D took effect in 2022 as the starting point for measuring drug price increases, with rebate payments required as of the beginning of 2023. DHHS will start to send rebate invoices to drug manufacturers in 2025.

Third, the IRA restructures the Medicare Part D benefit to limit patients’ out-of-pocket costs and rebalance the bearing of risk for Part D plans and manufacturers. As of 2024, Medicare Part D plan buyers will no longer have to pay out-of-pocket costs for covered drugs once they reach the catastrophic coverage level (when the policyholder’s out-of-pocket spending reaches $7,400). Other aspects of this provision will take effect in 2025.

The industry is still waiting to understand the full implications of these changes and the practical impact on pharmaceutical pricing and reimbursement.

Also, the bipartisan Drug-Price Transparency for Consumers Act was introduced to Senate on April 20, 2023, and the House of Representatives on October 13, 2023 (S.1250 and H.R.5958, respectively) (“Act”). The Act is currently in committee. This Act would require that direct-to-consumer advertisements for drugs and biologicals include a disclosure of pricing information. The Act would apply to drugs and biologicals reimbursable under Medicare or Medicaid and for which direct-to-consumer advertisements are required to include information relating to side effects, contraindications, and effectiveness in accordance with section 202.1(e)(1) of title 21, Code of Federal Regulations. If passed, the Act would amend the Social Security Act to allow the Secretary of DHHS to require such advertisements to disclose the wholesale acquisition cost (“WAC”) cost for a 30-day supply or typical course of treatment and clearly and conspicuously present such price information. If enacted, the Act contemplates that implementing regulations would include the visual and audio components required to communicate the WAC appropriately for the medium of the advertisement, the reasonable amount of time to update the advertisement to reflect any changes to WAC, and the way the manufacturer may include a statement explaining that certain consumers may pay a different amount depending on their insurance coverage.

C.   Organizational Structure

As of November 30, 2023, Theratechnologies had the following five wholly owned subsidiaries with Theratechnologies U.S. Inc. being the only material subsidiary among Theratechnologies’ affiliates:

●	Theratechnologies U.S., Inc., a company governed by the DGCL. Theratechnologies U.S., Inc. assists Theratechnologies Inc. with its commercial activities in the United States;

●

Theratechnologies Europe Limited, a company governed by the Companies Act 2014 (Ireland). Theratechnologies Europe Limited assists Theratechnologies Inc. with its commercial activities in the United States;

●

Theratechnologies Intercontinental Inc., a company governed by the QBCA. Theratechnologies Intercontinental Inc., formerly Theratechnologies ME Inc., used to control the worldwide rights to commercialize EGRIFTA®, except in the United States, Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries, and Canada. Theratechnologies Intercontinental Inc. is no longer an active subsidiary;

●

Theratechnologies Europe Inc., a company governed by the QBCA. Theratechnologies Europe Inc., formerly 9176-5057 Québec Inc., used to control the rights to commercialize EGRIFTA® in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. Theratechnologies Europe Inc. is no longer an active subsidiary; and

●	Pharma-G Inc., a company governed by the QBCA. Pharma-G Inc. is no longer an active subsidiary.

The following chart illustrates our current corporate structure.

(1)	These are no longer active subsidiaries.

D.	Property, plants and equipment

Our head office and principal place of business is located at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8. We lease the entire 10th and 11th floors of the building for a total of 14,992 square feet. We lease additional office and R&D space as set forth in the table below:

Location	Use of Space	Square Footage	Type of Interest

7210 Frederick-Banting Suite 100, St-Laurent, Québec, Canada H4S 2A1	Occupied for R&D	9,394	Leasehold

2101 Jeanne-Mance, Montréal, Québec, Canada H2X 2J6.	Occupied for R&D	2,461	Leasehold

1st Floor, 12 Duke Lane Upper, Royal Hibernian Way, Dublin 2 Ireland D02 DX07.	Occupied for administration	1,652	Leasehold

101 Hudson Street, 21st Floor, Jersey City, New Jersey 07302	Occupied for administration	119	Leasehold

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section should be read in conjunction with, our audited annual consolidated financial statements and the notes thereto as at November 30, 2023 (“Audited Financial Statements’) and the other financial information contained elsewhere in this document. See “Item 18 – Financial Statements”.

A.	Operating results.

Fourth-Quarter and Fiscal 2023 Revenue Highlights

(in 000s of US$)	Three-month periods ended November 30,		% change	Years ended November 30,		% change
	2023	2022		2023	2022

EGRIFTA SV® net sales	16,958	14,458	17.3%	53,705	50,454	6.4%

Trogarzo® net sales	6,494	6,963	(6.7%)	28,059	29,603	(5.2%)

Revenue	$23,452	$21,421	9.5%	$81,764	$80,057	2.1%

Fiscal Year 2023 Financial Results compared to Fiscal Year 2022 Financial Results

Revenue

Consolidated revenue for the fiscal year ended November 30, 2023 (“Fiscal 2023”) was $81,764,000 compared to $80,057,000 for the same period last year, representing an increase of 2.1%.

For Fiscal 2023, sales of EGRIFTA SV® reached $53,705,000 compared to $50,454,000 for the same period last year representing growth of 6.4%. The increase in net sales of EGRIFTA SV® was mostly the result of a higher number of units sold compared to the previous year, as well as a higher net selling price. Overall growth of EGRIFTA SV® net sales was hampered in 2023 by draw downs in inventory at one of our large specialty pharmacies during the second quarter.

In Fiscal 2023, Trogarzo® net sales were $28,059,000 compared to $29,603,000 in the prior year, a decrease of 5.2%. Net sales of Trogarzo® were negatively affected in the second quarter of 2023 by two factors: (a) drawdowns in inventory at one of our large specialty pharmacies resulting from larger than necessary purchases in the latter part of calendar year 2022; and (b) further inventory drawdowns at another specialty pharmacy with which we renegotiated contract terms resulting in a lowering of their overall inventory levels. Net sales of Trogarzo® were also impacted by greater than anticipated rebates to government payers. The Trogarzo® net sales decrease is also attributable to a lesser degree to our decision to stop commercializing the product in Europe in the fiscal year ending November 30, 2022 (“Fiscal 2022”), resulting in a $975,000 decrease in Fiscal 2023.

Cost of Sales

For Fiscal 2023, cost of sales was $19,635,000 compared to $26,279,000 in the comparable period of Fiscal 2022. Cost of sales included cost of goods sold that amounted to $19,635,000 in Fiscal 2023 compared to $23,838,000 in Fiscal 2022. The decrease in cost of goods sold was mainly due to a number of factors occurring in Fiscal 2022 that did not reoccur in Fiscal 2023, namely: (1) a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation in the amount of $1,788,000; and (2) a provision of $1,477,000 related to the write down of F8 Formulation for pre-commercial material which could expire prior to the launch of the F8 Formulation, if approved. Cost of goods sold for Fiscal 2023 also included other provisions totalling $220,000, related to the pending approval of the F8 Formulation (See Note 9 of the Audited Financial Statements).

In Fiscal 2022, cost of sales included an amortization charge of $2,441,000 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position. The Other asset was fully amortized during the first half of Fiscal 2022, and thus this charge was Nil in Fiscal 2023.

R&D Expenses

R&D expenses were $30,370,000 for Fiscal 2023 compared to $36,939,000 for Fiscal 2022, a decrease of 17.8%, mostly due to lower spending on our various programs. R&D expenses in the first and second quarters of Fiscal 2023 were also negatively impacted by expenses of $3,730,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of bacteriostatic water for injection (“BWFI”). Excluding these expenses, R&D expenses are down significantly in Fiscal 2023 compared to last year, mostly as a result of lower spending on our oncology program. R&D expenses also included $1,384,000 in severance and other expenses related to the reorganization announced in July 2023.

Selling Expenses

Selling expenses for Fiscal 2023 were $26,769,000 compared to $39,391,000 for Fiscal 2022. The decrease in selling expenses is mainly related to higher expenses incurred in Fiscal 2022 related to the setting up of our internal field force in the United States as well as severance costs incurred following our decision in 2022 to exit the European market for the commercialization of Trogarzo®. The decrease is also due in large part to a charge of $6,356,000 related to the accelerated amortization, in the second quarter of Fiscal 2022, of the Trogarzo® commercialization rights for the European Territory. Selling expenses in Fiscal 2023 included $220,000 in severance and other expenses related to the reorganization announced in July 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included under selling expenses. As such, we recorded amortization expenses of $2,513,000 for Fiscal 2023, compared to $9,211,000 in Fiscal 2022 (which included the charge related to accelerated amortization of the Trogarzo® commercialization rights for the European territory).

General and Administrative Expenses

General and administrative expenses for Fiscal 2023 were $15,617,000 compared to $17,356,000 for the same period in Fiscal 2022. The decrease in general and administrative expenses is largely due to our decision to terminate the commercialization activities of Trogarzo® in Europe during the second quarter of Fiscal 2022. General and administrative expenses for Fiscal 2023 also included $359,000 in severance and other expenses related to the reorganization announced in July 2023.

Net Finance Costs

Net finance costs for Fiscal 2023 were $12,909,000 compared to $6,886,000 in Fiscal 2022. The increase in net finance costs in Fiscal 2023 versus Fiscal 2022 was mostly due to the higher interest expense on the Company’s Loan Facility ($3,906,000), as well as expenses of $3,540,000 related to the amendments to the Marathon Credit Agreement. Other expenses in Fiscal 2023 include the write-off deferred financing costs ($954,000). These higher costs are offset by gain on the change of fair value of the Marathon Warrants and a lower foreign exchange loss.

Adjusted EBITDA

Adjusted EBITDA was $(2,907,000) for Fiscal 2023 compared to $(22,088,000) for Fiscal 2022. Adjusted EBITDA in the first and second quarters of Fiscal 2023 was negatively affected by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of BWFI. No such expenses were recorded in the third and fourth quarters of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $23,957,000, or $0.91 per share, in Fiscal 2023 compared to $47,237,000, or $1.98 per share, in Fiscal 2022.

Fourth-Quarter Fiscal 2023 Financial Results

Revenue

Consolidated revenue for the three months ended November 30, 2023, amounted to $23,452,000 compared to $21,421,000 for the same period last year, representing an increase of 9.5%.

For the fourth quarter of Fiscal 2023, sales of EGRIFTA SV® reached $16,958,000 compared to $14,458,000 in the fourth quarter of the prior year, representing an increase of 17.3%. Strong sales of EGRIFTA SV® were mostly the result of increased unit sales, and somewhat offset by higher rebates to government payers than in Fiscal 2022.

In the fourth quarter of Fiscal 2023, Trogarzo® sales amounted to $6,494,000 compared to $6,963,000 for the same quarter of Fiscal 2022, representing a decrease of 6.7%. The decrease was mainly due to lower unit sales in the quarter as compared to last year. Lower unit sales in the fourth quarter of Fiscal 2023, were also a result of higher inventory buildup in Fiscal 2022, a situation which has resolved itself in Fiscal 2023.

Cost of Sales

For the three-month period ended November 30, 2023, cost of sales was $5,066,000 compared to $5,909,000 in the comparable period of Fiscal 2022. Lower cost of sales for the fourth quarter of Fiscal 2023 is explained by a provision in cost of goods sold for the fourth quarter of Fiscal 2022 which included a provision of $1,477,000 related to the write down of F8 Formulation for pre-commercial material which could expire prior to the launch of the F8 Formulation. This decrease was partially offset by an increase from higher sales of EGRIFTA SV® and various production-related costs.

R&D Expenses

R&D expenses in the three-month period ended November 30, 2023, amounted to $5,229,000 compared to $9,455,000 in the comparable period of Fiscal 2022. The decrease during the fourth quarter of Fiscal 2023 was largely due to lower spending across all areas, including the Phase 1 clinical trial for sudocetaxel zendusortide, the HFS for the F8 Formulation, as well as the development of the IM method of administration of Trogarzo®. These last projects were mostly completed in the fourth quarter of Fiscal 2023. R&D expenses also included $876,000 in severance and other expenses related to the reorganization announced in July 2023.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2023, amounted to $6,748,000 compared to $7,809,000 in the comparable period of Fiscal 2022.

The decrease in selling expenses is largely associated to the careful management of expenses to achieve our stated goal of achieving a positive Adjusted EBITDA towards the end of Fiscal 2023. Selling expenses also included $79,000 in severance and other expenses related to the reorganization announced in July 2023.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2023 amounted to $3,739,000, compared to $3,956,000 reported in the same period of Fiscal 2022. General and administrative expenses include $289,000 in severance and other expenses related to the reorganization announced in July 2023.

Net Finance Costs

Net finance costs for the three-month period ended November 30, 2023, were $5,352,000 compared to $2,078,000 in the same period last year. The increase in net finance costs is due to the higher balance outstanding under the Marathon Credit Agreement, which carries a higher interest than the Convertible Notes then outstanding in Fiscal 2022. Net finance costs in the fourth quarter of Fiscal 2022 included interest on the Convertible Notes, whereas this amount was nil in the fourth quarter of Fiscal 2023. The higher interest is also a function of higher interest rates in Fiscal 2023 versus Fiscal 2022. Other increases in the fourth quarter of Fiscal 2023 are related to the costs associated with the amendment to the Loan Facility ($890,000), the write-off of deferred financing costs ($954,000), and the change in fair value of the Marathon Warrants ($825,000).

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP measure, was $4,965,000 for the fourth quarter of Fiscal 2023, compared to $(2,439,000) for the same period of Fiscal 2022. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $2,755,000, or $0.08 per share, in the fourth quarter of Fiscal 2023 compared to a net loss of $7,929,000, or $0.09 per share, in the fourth quarter of Fiscal 2022.

Fiscal Year 2022 Financial Results compared to Fiscal Year 2021 Financial Results

Revenue

Revenue for Fiscal 2022 was $80,057,000 compared to $69,823,000 in Fiscal 2021, representing an increase of 14.7%.

For Fiscal 2022, net sales of EGRIFTA SV® reached $50,454,000 compared to $43,009,000 for Fiscal 2021 representing growth of 17.3%. Strong net sales of EGRIFTA SV® were mostly the result of a higher number of units sold compared to the previous year, as well as higher net selling price. In addition, COVID-19 had a lesser impact on new prescriptions in Fiscal 2022 compared to Fiscal 2021.

In Fiscal 2022, Trogarzo® net sales were $29,603,000 compared to $26,814,000 in Fiscal 2021, an increase of 10.4%. Higher sales were a result of higher unit sales and a higher net selling price in the United States but were offset by slightly lower revenue in Europe. During Fiscal 2021, Trogarzo® net sales in Europe were impacted by a provision taken in the fourth quarter related to greater than anticipated clawbacks on units sold in France prior to finalization of reimbursement terms, pursuant to temporary use authorizations (“ATU” and “AAP”).

Cost of Sales

For Fiscal 2022, cost of sales was $26,279,000 compared to $23,260,000 in Fiscal 2021. Cost of sales included cost of goods sold that amounted to $23,838,000 in Fiscal 2022 compared to $18,378,000 in Fiscal 2021. The increase in cost of goods sold was mainly due to (1) higher product sales, (2), to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation in the amount of $1,788,000, and (3) a provision of $1,477,000 related to the write down of F8 Formulation for pre-commercial material which could expire prior to the launch of the F8 Formulation. Cost of goods sold for Fiscal 2022 also included other write downs totalling $660,000 (See Note 9 of the Audited Financial Statements).

In Fiscal 2021, cost of sales included an amortization charge of $4,882,000 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position. The Other asset was fully amortized during the first half of Fiscal 2022, and thus this charge was lower in Fiscal 2022, in the amount of $2,441,000.

R&D Expenses

R&D expenses were $36,939,000 for Fiscal 2022 compared to $28,274,000 for Fiscal 2021. The increase in R&D expenses was largely due to the development of our oncology platform, including the Phase 1 clinical trial, the IM method of administration clinical trial, spending on the development of the multi-dose pen injector for the F8 Formulation, and spending on the HFS for EGRIFTA SV®. Fiscal 2022 spending also included costs associated to the VAMOS and Promise studies in the United States, as well as increased salaries related to the higher level of activity. These costs were offset by lower spending on the preparation of the NASH clinical trial and a decreased level of activity in Europe.

Selling Expenses

Selling expenses for Fiscal 2022 were $39,391,000 compared to $28,909,000 in Fiscal 2021. The increase is mainly due to the addition of personnel and an increase in promotional activities related to our commercial products in the United States and was offset by lower levels of activity in Europe. The increase is also related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory in the amount of $6,356,000 following our decision to cease commercialization activities in that territory in the second quarter of Fiscal 2022.

General and Administrative Expenses

General and administrative expenses for Fiscal 2022 were $17,356,000 compared to $14,616,000 in Fiscal 2021. The increase in general and administrative expenses was mainly associated with an overall increase in business activities following the on-boarding of our field force in the United States, as well as higher share-based compensation expense.

Net Finance Costs

Net finance costs for Fiscal 2022 were $6,886,000 compared to $6,426,000 in Fiscal 2021. The increase in net finance costs in Fiscal 2022 versus Fiscal 2021 was mostly due to higher interest expense on the Company’s Loan Facility in the third quarter of Fiscal 2022 and Convertible Notes and were offset by higher interest income and a gain on the repurchase of Convertible Notes in July 2022.

Adjusted EBITDA

Adjusted EBITDA was $(22,088,000) for Fiscal 2022 compared to $(14,586,000) for Fiscal 2021. Adjusted EBITDA in Fiscal 2022 was affected by higher overall spending, as detailed above. The increase in expenses was offset by higher net sales and gross margins. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $47,237,000, or $1.98 per share, in Fiscal 2022 compared to $31,725,000, or $1.37 per share, in Fiscal 2021.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last 8 quarters of Fiscal 2023 and Fiscal 2022.

(in thousands of dollars, except per share amounts)

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	23,452	20,855	17,549	19,908	21,421	20,811	19,268	18,557
Operating expenses
Cost of sales
Cost of goods sold	5,066	4,967	4,909	4,693	5,909	5,292	7,759	4,878
Amortization of other asset	-	-	-	-	-	-	1,220	1,221
R&D	5,229	5,396	10,389	9,356	9,455	8,425	11,056	8,003
Selling	6,748	6,728	6,479	6,814	7,809	8,404	15,371	7,807
General and administrative	3,739	3,710	3,716	4,452	3,956	4,209	4,823	4,368
Total operating expenses	20,857	20,801	25,493	25,315	27,129	26,330	40,229	26,277
Net finance costs	(5,005)	(674)	(1,943)	(4,940)	(2,078)	(1,879)	(1,644)	(1,285)
Income taxes	(73)	(126)	(126)	(96)	(143)	(151)	(122)	(27)
Net loss	(2,755)	(746)	(10,013)	(10,443)	(7,929)	(7,549)	(22,727)	(9,032)
Basic and diluted loss per share(1)	(0.08)	(0.03)	(0.40)	(0.44)	(0.36)	(0.32)	(0.96)	(0.36)

(1)	Amounts from Q1-2022 to Q2-2023 have been restated to reflect the 1 for 4 share consolidation completed on July 31, 2023

Factors Affecting the Variability of Financial Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Higher expenses in Fiscal 2022 were associated with the development of our product pipeline and our decision to stop commercialization activities for Trogarzo® in the European Territory. Lower R&D expenses in the second half of Fiscal 2023 are the result of lower overall activities due to the completion of lifecycle management programs for EGRIFTA SV® and Trogarzo®, and the absence of charges and provisions taken in the first and second quarters of Fiscal 2023 related to production and inventory.

The variability of Net finance costs is mostly due to the costs associated with the amendments to the Loan Facility, the write-off of deferred financing costs, and the change in fair value of the Marathon Warrants, which are reevaluated on a quarterly basis.

Selected Annual Information

(in thousands of dollars, except per share amounts)

Years ended November 30	2023	2022	2021

Revenue	81,764	80,057	69,823

Cost of sales	19,635	26,279	23,260

Research and development expenses	30,370	36,939	28,274

Selling expenses	26,769	39,391	28,909

General and administrative expenses	15,617	17,356	14,616

Net loss	(23,957)	(47,237)	(31,725)

Loss per share: Basic and diluted	(0.91)	(1.98)	(1.37)

Cash, bonds and money market funds	40,387	33,070	40,354

Total assets	77,769	93,260	119,212

Loan Facility (including current portion)	57,974	37,894	-

Lease liabilities (including current portion)	994	1,922	2,518

Convertible unsecured senior notes	-	26,895	54,227

B.	Liquidity and capital resources.

Going Concern Uncertainty

As part of the preparation of the Audited Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the year ended November 30, 2023, the Company incurred a net loss of $23,957,000 (2022-$47,237,000; 2021-$31,725,000) and had negative cash flows from operating activities of $5,678,000 (2022- $14,692,000; 2021- $17,501,000). As at November 30, 2023, cash amounted to $34,097,000 and bonds and money market funds amounted to $6,290,000.

The Marathon Credit Agreement contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Notes 17 of the Audited Financial Statements). A liquidity breach provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. It may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. On July 3, 2023, the Company incurred a liquidity breach resulting in the lender having the ability to demand immediate repayment of the debt, which breach was waived on September 21, 2023. During Fiscal 2023, the Company entered into several amendments to the Marathon Credit Agreement to amend certain of the terms and conditions therein (see note 17 of the Audited Financial Statements).

The amendments to the Marathon Credit Agreement covenants resulted in: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000,000 and $20,000,000, based on the Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters; (ii) revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023; and (iii) deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies the Company’s annual report. Notwithstanding the latest amendments, there is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any. The Company does not meet the conditions precedent to drawdown additional amounts under the Marathon Credit Agreement and does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from November 30, 2023, involves significant judgement and is dependent on the adherence to the conditions of Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments), increase its revenues and the management of its expenses (including the reorganization mainly focused on its R&D activities-see Note 16(a) of the Audited Financial Statements) in order to generate sufficient positive operating cash flows. Some elements of management’s plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

The Audited Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Audited Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Audited Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

As at November 30, 2023, cash, bonds and money market funds amounted to $40,387,000 compared to $33,070,000 at November 30, 2022. Available cash is invested in highly liquid fixed income instruments including governmental, municipal and paragovernmental organizations, high-grade corporate bonds and money market funds. The Company currently is required to maintain $20,000,000 in cash, bonds and money market funds to respect its minimum liquidity covenant (“Liquidity Covenant”). The Liquidity Covenant can decrease to $17,500,000 and again to $15,000,000 should the Company achieve the predetermined Marathon Adjusted EBITDA thresholds (as set forth in the Marathon Credit Agreement).

The Company voluntarily changed its accounting policy in Fiscal 2022 to classify interest paid and received as part of operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities.

During Fiscal 2023, cash flows used in operating activities were $5,678,000, compared to $14,692,000 in Fiscal 2022.

In Fiscal 2023, changes in operating assets and liabilities had a positive impact on cash flow from operations of $8,133,000 (2022-positive impact of $13,017,000). These changes included positive impacts from a decrease in inventories ($10,327,000), lower prepaid expenses and deposits ($4,511,000) and higher provisions ($1,920,000). Decreased accounts payable ($7,508,000) had a negative impact on cash flow, as did higher trade and other receivables ($902,000). The decrease in inventories was mainly due to a planned reduction of Trogarzo® inventory levels.

During the fourth quarter of Fiscal 2023, cash flows used in operating activities were $5,606,000. Changes in operating assets and liabilities had a negative impact on cash flow from operations of $6,910,000. These changes included negative impacts from an increase in trade and other receivables ($4,339,000) and prepaid expenses and deposits ($1,366,000) as well as a decrease in accounts payable and accrued liabilities ($2,108,000).

During Fiscal 2023, the Company received net proceeds of $19,300,000 from the draw-down of the second tranche under the Marathon Credit Agreement. On June 30, 2023, we redeemed the remaining $27,452,000 of Convertible Notes. As at November 30, 2023, no Convertible Notes remained outstanding.

During the fourth quarter of Fiscal 2023, the Company realized net proceeds of $23,575,000 from the issuance of Common Shares, and Exchangeable Subscription Receipts from the 2023 Public Offering and Concurrent Private Placement. This amount includes the proceeds from the exercise of the over-allotment option, resulting in the issuance of 160,000 Common Shares.

The Company does not meet the conditions precedent to draw-down the third ($15,000,000) and fourth ($25,000,000) tranches of the Loan Facility. These will cease to be available to the Company after March 31, 2024.

As stated above, the amendments to the Marathon Credit Agreement covenants resulted in: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000,000 and $20,000,000, based on Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters (or shorter period set forth in the Marathon Credit Agreement); and (ii) revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023. While the Company’s current cash, bonds and money market funds amounted to $40,387,000, we continue to monitor these balances in order to continuously meet the minimum liquidity requirements as set out in the Marathon Credit Agreement. We currently also meet the Marathon Adjusted EBITDA, and our current operating plan projects that we will continue to meet these targets for the foreseeable future. We plan to ensure continued compliance through close management of expenses and will adapt spending in the event of weakness in our revenues.

Commitments

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Contractual obligations

The following table lists as of November 30, 2023, information with respect to the Company’s contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years

Lease Liabilities	1,108,000	487,000	516,000	105,000	—

Term loan, including interest (1)	80,141,000	17,416,000	50,348,000	12,377,000

Purchase Obligations (2)	15,489,000	10,989,000	2,250,000	2,250,000	—

Total	$96,738,000	$28,892,000	$53,114,000	$14,732,000	$—

(1)	Based on SOFR forward rates. The maturities above reflect the fact that the Loan Facility has been amended in the subsequent event period and as such, the contractual maturities are used.

(2)

The Corporation has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA SV® and Trogarzo®. As at November 30, 2023, the Corporation had outstanding purchase orders and minimum payments under these agreements amounting to $14,682,000 for the manufacture of Trogarzo®, EGRIFTA SV® and for various services. The Corporation also had research commitments and outstanding clinical material purchase orders amounting to $807,000 in connection with its oncology platform.

License agreement

On February 3, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of NASH in the general population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, the Company agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of EGRIFTA SV® above a certain amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including Non-Alcoholic Fatty Liver Disease or NASH in the general population.

Financial Risk Management

This section provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

Credit Risk

Credit risk refers to the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (refer to Note 27 to the Audited Financial Statements), other receivable and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $12,798,000 (2022 – $10,659,000), all of which were aged under 60 days or received after year end. There was no amount recorded as bad debt expense for Fiscal 2023 and Fiscal 2022. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consists principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade corporate bodies and money market funds (2023 – $6,290,000; 2022 – $9,214,000). As at November 30, 2023, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 24 to the Audited Financial Statements, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regards to the expected timing of expenditures and prevailing interest rates.

Pursuant to the Marathon Credit Agreement, the Company is required to maintain cash, cash equivalents and eligible short-term investments overtime between $15,000,000 to $20,000,000 based on the last twelve months adjusted EBITDA-based targets, which restricts the management of the Company’s liquidity. Refer to notes 1 and 17 of the Audited Financial Statements.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US$, primarily cash, sale of goods and expenses incurred in CA$ and euros.

Exchange rate fluctuations for foreign currency transactions can cause cash flows, as well as amounts recorded in the consolidated statements of net loss, to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US$ at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of net loss.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2023 and 2022.

(in thousands)

		2023		2022

	CA$	EURO	CA$	EURO

Cash	358	123	1,547	236

Bonds and money market funds	8,543	-	12,387	-

Trade and other receivables	296	2	733	2,141

Tax credits and grants receivable	497	145	66	239

Accounts payables and accrued liabilities	(5,395)	(224)	(10,784)	(5,849)

Lease liabilities	(925)	(288)	(1,362)	(873)

Provisions	(326)	(3,192)	-	(3,486)

Total exposure	3,048	(3,434)	2,587	(7,592)

The following exchange rates are those applicable as at November 30, 2023 and 2022.

		2023		2022
	Average rate	Reporting date rate	Average rate	Reporting date rate
CA$ – US$	0,7404	0,7363	0,7722	0,7439

Euro – US$	1,0792	1,0903	1,0600	1,0406

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CA$ or the euro would have an impact on net earnings for CA$ and in the accumulated other comprehensive loss for euro as follows, assuming that all other variables remained constant.

(in thousands)

		2023		2022
	CA$	Euro	CA$	Euro

Positive (negative) impact	152	(172)	129	(380)

An assumed 5% weakening of the CA$ or of the euro would have had an equal but opposite effect on the above currencies in the amounts shown above, assuming that all other variables remained constant.

Interest Rate Risk

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as fair value through OCI, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income (loss).

Based on the value of the Company’s short- and long-term bonds as at November 30, 2023, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income (loss) by approximately $42,000 (2022 – $79,000); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at variable rates. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2023 of $20,231,000 (2022 – $23,505,000), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $101,000 (2022 – $118,000); an assumed decrease of 0.5% would have had an equal but opposite effect.

Based on the value of the Company’s long-term loan as at November 30, 2023, an assumed 0.5% increase in SOFR rate during such year would have decreased future cash flows and net profit by approximately $300,000 and an assumed increase of 0.5% would have had an equal but opposite effect.

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

Financial assets and financial liabilities measured at fair value

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

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables, and accounts payable and accrued liabilities approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The Company has determined that the carrying value of its Loan Facility approximates its fair value because the terms were modified near the end of the 2023 fiscal year-end.

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value of the DSUs is determined using the quoted price of the Common Shares of the Company and considered Level 2 in the fair value hierarchy.

The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy. A reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs consistent, would have the following effects:

(in thousands of U.S. dollars)

	Net profit (loss)

	Increase	Decrease

Expected volatility (10% movement) (100bps))	$(100)	$ 125

Related party transactions

Refer to Note 28 of the Audited Financial Statements.

Reconciliation of Adjusted EBITDA

(in thousands of U.S. dollars)

	Three-month periods ended November 30			Years ended November 30

	2023	2022	2023	2022	2021

Net loss	(2,755)	(7,929)	(23,957)	(47,237)	(31,725)

Add :

Depreciation and amortization[1]	576	940	3,315	12,471	8,748

Net Finance costs[2]	5,352	2,078	12,909	6,886	6,426

Income taxes	73	143	421	443	63

Share-based compensation	418	852	2,215	3,872	1,932

Inventory provision (reversal)[3]	50	1,477	220	1,477	(30)

Restructuring costs[4]	1,244	-	1,963	-	-

Adjusted EBITDA	4,958	(2,439)	(2,914)	(22,088)	(14,586)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 Formulation.

4 Restructuring costs include severance and other expenses associated with termination of employment related to the reorganization announced in July 2023 and completed in October 2023.

C.	Research and development, patents and licenses.

For a description of our Research and Development activities for the last three years, see “Item 4B – Business Overview – Research and Development Activities”, as well as “Item 5A – Operating Results”. Over the past three years, our research and development activities have mainly focused on the following:

•	A Phase 1 clinical trial of sudocetaxel zendusortide;

•	The development of our SORT1+ technology platform, including the development of new PDCs;

•	Life-cycle management programs for tesamorelin, including the development and regulatory filing of the F8 Formulation;

•	Life-cycle management programs for ibalizumab, including the development of new modes of administration, namely intravenous push and intra-muscular modes of administration.

D.	Trend information.

Other than as disclosed below and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates.

Use of estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.

Judgments in applying accounting policies

Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Milestones payments

The purchase consideration for the oncology platform (Note 13 to the Audited Financial Statements) includes additional milestone payments based on the attainment of commercial milestones that will be settled through the issuance of the Company’s common shares, which represent a transaction in the scope of IFRS 2. Accordingly, the fair value of the oncology platform at the date of acquisition incorporates management’s judgement as to the probability of attaining the share-based milestones as well as the expected timing of the attainment of the milestones.

Management uses judgement in determining whether milestone payments are performance-related development milestones which are capitalized as an intangible asset or are milestones related to the activity or usage of an asset which are expensed.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Sales allowances

Management uses judgment in estimating provisions for sale allowances such as cash discounts, returns, rebates and chargebacks, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation. The product revenue recognized quarter over quarter is net of these estimated allowances. Such estimates require the need to make estimates about matters that are inherently uncertain. These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates need to be adjusted, with an effect on sales and earnings in the period of the adjustment. (see Notes 2 (Revenue recognition) and 3 to the Audited Financial Statements for additional information).

Recoverability of inventories

The Company regularly reviews inventory to determine whether the inventory cost exceeds its net realizable value. The determination of the net realizable value requires management to make estimates and use judgement in considering shelf life of a product, the effects of technological changes and new product introductions.

Other

Other areas of judgment and uncertainty are related to the estimation of accruals for clinical trial expenses, the recoverability of intangible assets, the measurement of derivative financial assets, the measurement of share based arrangements, the Marathon Warrants and gain or loss on amendments to the Marathon Credit Agreement.

The Company is subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. Management regularly evaluates estimates and assumptions using historical experience and expectations about the future. Management adjusts estimates and assumptions when facts and circumstances indicate the need for change. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Recent Changes in Accounting Standards

New Accounting Standard Adopted

Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments applied to the Company’s annual reporting periods beginning on December 1, 2022, to contracts existing at the date the amendments were first applied. The adoption of the standard did not have an impact on the financial statements.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2023 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing the Audited Financial Statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.

The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.

The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments provide that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments will be effective for the Company’s annual reporting period beginning on December 1, 2025. The Company is currently evaluating the impact of the amendments on its financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

Our Directors

The table below sets forth the following information about our directors as at November 30, 2023: his/her name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his/her status as an independent director, his/her biography, his/her areas of expertise, his/her memberships on the committees of the Board of Directors, whether he/she acts as director for other public companies, and the number of Common Shares, DSUs and options beneficially held or controlled.

Joseph P. Arena

Age: 69

Norristown, Pennsylvania,
USA

Independent

Director since:

May 13, 2021

Areas of Expertise:

-  Regulatory Affairs

-  Drug Development

-  Medical Education

-  Management

Other Public Company
Directorship:

None

Principal Occupation	Corporate Director

Joseph Arena was elected to the Board of Directors of Theratechnologies in May 2021.

Joseph Arena was Vice President, Oncology Products, Global Regulatory Affairs at Pfizer, Inc. (“Pfizer”) between 2018 and 2021. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in oncology. The group was responsible for regulatory strategy and registration of products globally. His tasks included providing guidance on the worldwide regulatory requirements for registration of new chemical entities and new claims, identification of pharmaceutical, toxicological and clinical developmental issues and problem resolution, overseeing the preparation of high quality, effective regulatory submissions, providing oversight and input for all communications agencies and leading scientific teams in direct negotiations with agencies on all issues of product development, product registration and labeling (including post-marketing surveillance).

Prior to acting as Vice President, Oncology Products, Global Regulatory Affairs, he acted as Vice President, Cardiovascular and Metabolic Products, between 2016 and 2018 when he joined the Pfizer Worldwide Safety and Regulatory organization. In such a role, he managed a team that provided strategic global leadership to Medicine Teams for Pfizer’s portfolio in Cardiovascular and Metabolic Diseases. The group was responsible for regulatory strategy and registration of products globally.

Prior to joining Pfizer, he was at Merck and Co. Inc. (“Merck”) where he held the role of Vice President, Therapeutic Area Lead Oncology, Immunology and in vitro Diagnostics from 2015 to 2016. His team provided global leadership to development teams for oncology and immunology products and in vitro diagnostics across the portfolio. The group was responsible for regulatory strategy and registration of Merck’s products globally with a focus on the United States, European Union, China and Japan.

Mr. Arena began his career as a research scientist in 1989 at Merck Research Laboratories in Rahway, New Jersey. In 1996, he moved to a position in Regulatory Affairs International focusing primarily on Merck’s cardiovascular products. He eventually assumed management and leadership roles with Regulatory Affairs International, including management of therapeutic areas in Diabetes, Neuroscience, Atherosclerosis and Cardiovascular.

Mr. Arena received his B.S. in Pharmacy from St. John’s University in Queens, New York. After four (4) years in community and hospital settings, he attended the University of Medicine and Dentistry of New Jersey and received a Ph.D. in Pharmacology, followed by a post-doctoral fellowship in the Physiology Department at the University of Rochester in New York.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
13,750	Nil	8,977
Committees of the Board of Directors
Member of the Compensation Committee

Frank A. Holler

Age: 67

Summerland, B.C.,
Canada

Independent

Director since:

June 23, 2021

Areas of Expertise:

-  Corporate Finance

-  Life Sciences

-  Management

Other Public Company
Directorship:

Sernova Corp.; and
Harvest One Cannabis Inc.

Principal Occupation	President and CEO, Ponderosa Capital Inc.

Frank A. Holler was appointed to the Board of Directors in June 2021.

He is currently the President & CEO of Ponderosa Capital Inc. He previously served as Chairman & CEO of BC Advantage Funds (VCC) Ltd., a venture capital firm investing in emerging technology companies in British Columbia.

He also served as President and CEO of Xenon Pharmaceuticals Inc. from 1999 to 2003 after having been President and CEO of ID Biomedical Corporation from 1991 to 1998. In addition, he was a founding director of Angiotech Pharmaceuticals.

Prior to working in biotechnology and healthcare, Mr. Holler was a Vice-President of Investment Banking with Merrill Lynch Canada and Wood Gundy Inc. (now CIBC World Markets).

Mr. Holler is a member of the board of directors of two additional public companies: Sernova Corp. in Ontario, Canada, and Harvest One Cannabis Inc. in British Columbia, Canada.

Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
59,750	1,325	8,977
Committees of the Board of Directors
Member of Audit Committee Chair of Financing Committee(1)

(1)	The Financing Committee was created on August 15, 2023, and dissolved on December 15, 2023.

Gérald A. Lacoste

Age: 80

Ste-Adèle,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

-  Securities and

-  Market Regulations

-  Corporate Governance

-  Mergers &

-  Acquisitions

Other Public Company
Directorship:

None

Principal Occupation	Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
27,499	5,484	26,478
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee Member of Audit Committee Member of Financing Committee(1)

(1)	The Financing Committee was created on August 15, 2023, and dissolved on December 15, 2023.

Paul Lévesque

Age: 60

Westmount, Québec,

Canada

Non-independent

Director since:

April 6, 2020

Areas of Expertise:

-  Pharmaceutical Industry

-  Sales and Marketing

-  Management

-  Human Resources

Other Public Company Directorship:

None

Principal Occupation	President and Chief Executive Officer of the Corporation

Paul Lévesque has built an enviable reputation in the pharmaceutical industry both here and abroad. He is recognized for his track record at delivering growth.

Paul has worked in the research-based pharmaceutical industry since 1985. He started with Upjohn Canada and then joined Pfizer Canada in 1992. He went on to occupy increasingly senior positions within the organization including as Vice President of Marketing in Canada and in France, Country Manager for Canada, Chief Marketing Officer for the U.S. in Primary Care and as Regional President in Asia-Pacific for the innovative division of Pfizer.

He also assumed the role of Global President and General Manager for the Rare Disease Unit until he joined Theratechnologies on April 6, 2020.

Paul carries a passion for bringing to patients therapies in areas of unmet medical needs and will put to contribution his learnings from his 35 years in the pharmaceutical industry.

Paul holds a BSc in biochemistry from Laval University and a Diploma in Management from McGill University.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
72,800	Nil	533,682
Committees of the Board of Directors
N.A.

Dale Weil

Age: 68

Baie d’Urfé,

Québec, Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

-  Healthcare Industry

-  Commercialization of products

-  Management

-  Strategic Planning

Other Public Company Directorship:

None

Principal Occupation	Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. From May 2018 to January 2020, Ms. Weil has been Managing Director of the Montreal Institute for Palliative Care (a branch of the Teresa Dellar Palliative Care Residence) and, in January 2020, she became Executive Director of the Teresa Dellar Palliative Care Residence and of the Montreal Institute for Palliative Care. She spent the prior 18 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation, or McKesson, since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil is a member of the board of directors of Tetra Bio-Pharma Inc. in Ontario. Ms. Weil holds a Master’s in business administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
44,160	1,383	22,728
Committees of the Board of Directors
Chair of Compensation Committee Member of Nominating and Corporate Governance Committee

Andrew Molson

Age: 56

Westmount, Québec,
Canada

Independent

Director since:

October 15, 2020

Areas of Expertise:

-  Communications

-  Governance

Other Public Company
Directorship:

Molson Coors Beverage
Company;

Dundee Corporation

Principal Occupation	Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting seven strategic communications firms across Canada, the U.S., Europe and the Middle East. He is also chairman of Molson Coors Beverage Company and a member of the board of directors of Groupe Deschênes Inc., Dundee Corporation and the CH Group Limited Partnership, owner of Evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011. Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, Concordia University Foundation, the Québec Blue Cross, the Evenko foundation for emerging talent, the Montreal General Hospital Foundation and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Mr. Molson holds a Bachelor of Laws from Laval University (Quebec City). He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College).

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
137,500	2,531	12,292
Committees of the Board of Directors
Member of Compensation Committee Member of Nominating and Corporate Governance Committee

Dawn Svoronos

Age: 70

Hudson,

Québec, Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

-  Pharmaceutical Industry

-  Commercialization of Drug Products

Other Public Company Directorship:

Xenon Pharmaceuticals Inc.;

Adverum Biotechnologies, Inc; and Acelyrin, Inc.

Principal Occupation	Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos is a member of the board of directors of three other public companies: Xenon Pharmaceuticals Inc. in British Columbia, Canada; Adverum Biotechnologies, Inc. in Redwood City, California; and Acelyrin, Inc. in Agoura Hills, California.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
110,900	214	26,478
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee Member of Financing Committee(1)

(1)	The Financing Committee was created on August 15, 2023, and dissolved on December 15, 2023.

Alain Trudeau Age: 64 Montréal, Québec, Canada Independent Director since: October 15, 2020 Areas of Expertise: - Accounting - Finance - Governance Other Public Company Directorship: None	Principal Occupation	Corporate Director

A fellow of the Quebec Chartered Professional Accountant Order, Alain Trudeau has had a distinguished career at Ernst & Young from 1982 to 2019 where he held the position of Managing Partner, Assurance Services, for EY offices in the Province of Quebec from 2008 to 2019. He was also responsible for the audit of many publicly-traded companies.

He currently serves on the board of directors of Loto-Québec, the Institut de médiation et d’arbitrage du Québec (IMAQ) and Blue Bridge Trust Company Inc.

From 2008 to 2019, Mr. Trudeau was a lecturer at the Collège des administrateurs de sociétés de l’Université Laval in Quebec City.

Mr. Trudeau holds a Bachelor of Arts in Accounting from HEC Montréal.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	4,825	8,434	12,292
	Committees of the Board of Directors
	Chair of Audit Committee Member of Financing Committee(1)

(1)	The Financing Committee was created on August 15, 2023, and dissolved on December 15, 2023.

None of our directors have a family relationship with each other and with each of our executive officers. To our knowledge, none of our directors have arrangements with our major shareholders, customers and suppliers.

Our Senior Management

The table below sets forth the following information about our senior management (“Executive Officers”) as at November 30, 2023: his/her name, age, province/state of residence, his/her principal occupation, the year each Executive Officer joined the Corporation, his/her biography, and the number of Common Shares, DSUs and options beneficially held or controlled. The information about Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Marie-Noël Colussi Age: 55 Executive since: May 9, 2002 Laval, Québec, Canada	Principal Occupation	Vice President, Finance

Ms. Marie-Noël Colussi is a graduate of the Université du Québec à Montréal in business administration and is a member of the Quebec Chartered Professional Accountant Order. Prior to joining us, Ms. Colussi worked for eight years with KPMG, an international accounting firm. Ms. Colussi has experience in accounting, auditing, control and taxation, particularly in research and development. She joined us in 1997, and prior to her appointment as Vice President, Finance, she held the position of Director, Accounting and Internal Control and Controller.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	2,769	796	104,523

Philippe Dubuc Age: 57 Executive since: February 24, 2016 Montreal, Québec, Canada	Principal Occupation	Senior Vice President and Chief Financial Officer

Mr. Dubuc brings more than 25 years of experience in investment banking in the healthcare sector and in management. He started his career as a management consultant at Groupe Secor, a well-known Quebec-based consulting firm which is now part of KPMG. He then served as Managing Director, Investment Banking at National Bank Financial. In this role, he headed the healthcare group and was involved in numerous financing and M&A transactions. He later founded a manufacturing company which he sold after seven years of successful operations. Mr. Dubuc holds a M.B.A. from McGill University and a B.Comm. from Concordia University.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	15,750	Nil	214,604

André Dupras Age: 60 Executive since: May 31, 2021 Mont-Tremblant, Québec, Canada	Principal Occupation	Vice President, Human Resources

Mr. André Dupras joined Theratechnologies as Vice President, Human Resources in May 2021.

Mr. Dupras brings more than 25 years of experience in Human Resources. Most recently, Mr. Dupras was Vice President, Human Resources at Clementia Pharmaceuticals. Previously, he spent close to 15 years at Pfizer Canada in various leadership roles in Human Resources and Commercialization. He also worked at Bombardier Aerospace as Director of Human Resources and Director of Global Compensation, at Aon Hewitt as a consultant in Compensation and Organizational Effectiveness and at Réno-Dépôt as Director of Human Resources.

Mr. Dupras holds a Master’s Degree in Management Science (Human Resources) and a Bachelor’s Degree in Administration (Marketing and Human Resources). He is a member of the Order of Certified Human Resources Professionals (CHRP, CHRA).

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	Nil	85,351

Jocelyn Lafond Age: 56 Executive since: April 16, 2007 Montreal, Québec, Canada	Principal Occupation	General Counsel and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	4,500	1,250	146,214

John Leasure Age: 59 Executive since: March 29, 2021 Underhill, Vermont, USA	Principal Occupation	Global Commercial Officer

John Leasure was hired as Global Commercial Officer in March 2021. He brings extensive experience in Sales, Marketing, Operations and General Management both in the U.S and internationally. He has expertise managing brands across multiple stages of the product life cycle and has launched numerous products in a variety of therapeutic areas.

Prior to joining Theratechnologies, John spent 30 years at Pfizer where he led teams in Anti-infectives, Inflammation, Immunology and Oncology. Most recently, John led the Oncology business in Canada where, under his leadership, the business experienced unprecedented growth and launched over 10 new products.

He holds a B.A., Business from Gettysburg College in Pennsylvania.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	51,250	Nil	101,212

Christian Marsolais Age: 61 Executive since: May 7, 2007 Town of Mount Royal, Québec, Canada	Principal Occupation	Senior Vice President and Chief Medical Officer

Dr. Christian Marsolais has over 25 years of experience in the research, development and commercialization of new drugs. He started his career in international pharmaceutical companies, including Sandoz, Biochem and Pfizer, where he held different positions from medical advisor to director clinical research and medical affairs. He was also appointed to the global oncology team at Pfizer, which managed the global oncology portfolio. Dr. Marsolais joined Theratechnologies in 2007 and leads the medical team which was central to the approval of EGRIFTA® by the FDA. He was also instrumental in the efforts that led to the US and European acquisition of the commercial rights to Trogarzo® and the approval of Trogarzo® by the FDA. More recently, he also led the team to pursue the approval of Trogarzo® in Europe. Dr. Marsolais holds a Ph.D. in biochemistry from the Université de Montréal.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	14,824	1,578	245,093

None of our Executive Officers have a family relationship with each other and with our directors and, to our knowledge, none of our Executive Officers have arrangements with our major shareholders, customers and suppliers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, except with respect to Mr. Frank Holler and Mrs. Dale Weil, none of our directors and Executive Officers (a) is, as at the date of this Annual Report, or has been within the ten (10) years before the date of this Annual Report, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Frank Holler was a director of Contech Enterprises Inc. (“Contech”), one of the privately held emerging technology companies forming part of the BC Advantage Funds (“BCAF”) portfolio. Mr. Holler acted as Chair and Chief Executive Officer of BCAF. On December 23, 2013, Contech made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and a reorganization of its share structure was approved by the Supreme Court of British Columbia on January 26, 2015. The proposal was intended to facilitate a financing by a new lender and a debt restructuring that, taken together, would enable Contech to carry on its business for the foreseeable future. On March 6, 2015, the Court of Appeal of British Columbia overturned the approval of the proposal by the Supreme Court and placed Contech into bankruptcy. Mr. Holler ceased acting as a director of Contech effective March 6, 2015.

Mrs. Dale Weil was a director of Tetra-Bio Pharma Inc. (“Tetra”), a cannabinoid-derided drug and development company. On August 1, 2023. Tetra announced that it made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a trustee was then appointed. On September 8, 2023, Tetra was delisted from the TSX. Mrs. Weil ceased acting as a director of Tetra on July 28, 2023.

Directors’ Mandatory Retirement Policy

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Mr. Gérald A. Lacoste is grandfathered from this policy.

Board Gender Diversity

In February 2017, the Board approved an amendment to the Charter of the Nominating and Corporate Governance Committee to embed in such Charter an obligation by the Nominating and Corporate Governance Committee to take into consideration gender diversity when the Committee recruits candidates for directorship. Gender diversity is now one of the criteria that the Committee will consider in recruiting a candidate to act as a director of the Corporation. The Board did not implement a formal policy setting forth a target for gender diversity.

As at November 30, 2023, two (2) women, one of whom acting as Chair, comprised the Board of Directors. As at that date, women represented 29% of all independent Board members and 25% of all Board members.

The table below illustrates the composition and diversity of the Board of Directors:

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender

Directors	2	6

Part II: Demographic Background

African American or Black

Alaskan Native or American Indian

Asian

Hispanic or Latinx

Native Hawaiian or Pacific Islander

White	2	6

Two or More Races or Ethnicities

LGBTQ+

Did Not Disclose Demographic Background

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and Executive Officers (“Shareholding Policy”) and the DSU Plan (as defined below). The Shareholding Policy was suspended in April 2013.

In the 2017 fiscal year, the Board reinstated a revised DSU Plan for its directors and Executive Officers and a revised Shareholding Policy for its directors who are not employed on a full-time basis by the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or deferred share units (“DSUs”) having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSUs and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs.

B.   Compensation

The compensation of the directors and the Executive Officers of the Corporation is reviewed by the compensation committee (“Compensation Committee”). For the fiscal year ended November 30, 2023, the Compensation Committee was initially comprised of three (3) independent directors, namely Gary Littlejohn (Chair), Dawn Svoronos and Alain Trudeau. Effective March 1, 2023, members of the Compensation Committee were replaced by the following three (3) independent directors: Dale Weil (Chair), Andrew Molson and Joseph Arena.

Compensation Discussion and Analysis of Directors

The Corporation has a compensation policy for its directors who are not employed on a full-time basis by the Corporation. The goal of the compensation policy is to attract and retain qualified directors.

Under the policy, directors are paid an annual retainer fee only. Annual retainer fees are paid quarterly on the first day of each calendar quarter. In addition, the Corporation’s compensation policy provides for the reimbursement of all reasonable expenses incurred by each director who are not employed on a full-time basis by the Corporation to attend meetings of the Board and meetings of the committees of the Board. Directors who are not employed on a full-time basis by the Corporation are also entitled to be granted options under the Option Plan (as defined below) as part of their annual compensation. The Compensation Committee reviews the compensation of the Board and its committees annually at the same time that it reviews the compensation of the Executive Officers.

At its meeting of the Board of Directors in November 2022, the Board of Directors determined that the compensation to be paid to directors who are not employed on a full-time basis by the Corporation for the fiscal year ended November 30, 2023, was as set forth in the table below.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2023

	Annual Retainer(1)	Value in Stock Options(1)

Annual Retainer to Chair of the Board	$122,166	$25,914

Annual Retainer to Board Members	$44,179	$25,914

Annual Retainer to Chair of the Audit Committee	$11,846	N.A.

Annual Retainer to Chair of the Compensation Committee	$8,884	N.A.

Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$7,722	N.A.

Annual Retainer to Audit Committee Members	$7,404	N.A.

Annual Retainer to Compensation Committee Members	$2,962	N.A.

Annual Retainer to Nominating and Corporate Governance Committee Members	$2,962	N.A.

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2023, where CAD1.00 = $0.7404

Compensation of Directors

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2023, and the value thereof.

Name	Fees earned	Share-based awards(1)		Option- based awards(2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Joseph Arena(3)	46,522	--	--	25,914	--	--	--	72,436

Frank Holler	50,347	--	--	25,914	--	--	--	76,261

Gérald A. Lacoste	57,751	--	--	25,914	--	--	--	83,665

Paul Lévesque(4)	--	--	--	--	--	--	--	--

Gary Littlejohn(5)	42,203	--	--	25,914	--	--	--	68,117

Andrew Molson	48,866	--	--	25,914	--	--	--	74,780

Dawn Svoronos	126,608	--	--	25,914	--	--	--	152,522

Alain Trudeau	57,751	--	--	25,914	--	--	--	83,665

Dale Weil	51,828	--	--	25,914	--	--	--	77,742

(1)

Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (“DSU Plan”). No DSU was issued in the last fiscal year. See “Deferred Share Unit Plan” below for a description of the DSU Plan.

(2)

Each director who was not employed on a full-time basis by the Corporation on December 1, 2022, received 21,739 options (5,435 on a post-consolidation basis) having an aggregate value of approximately $25,914. Options are issued under the share option plan (“Option Plan”). See “Option Plan” below for a description of the Option Plan. These options were issued on February 28, 2023, but the number of stock options to be issued was determined using the Black-Scholes models as at November 21, 2022, which was CAD 1.61. This column indicates the value as at that date and not as at the date of grant.

Each option will expire on February 28, 2033, and entitles the holder thereof to purchase one common share of the Corporation at an exercise price of CAD1.29 (CAD5.16 on a post-consolidation basis). The exercise price of the option was based on the closing price of the common shares on the TSX on February 28, 2023. Per the terms of the Option Plan, the exercise price of Joe Arena’s options was based on the closing price of the common shares on the Nasdaq since Mr. Arena is a U.S. resident and such exercise price was set at US$0.95 (US$3.80 on a post-consolidation basis). Each option vested on the date of grant.

(3)

All cash-based compensation related to Mr. Arena’s directorship is paid to JP Arena Regulatory Consulting, LLC, a company controlled by Mr. Arena, under the terms of a consulting agreement entered into between the Corporation and this entity with an effective date of May 13, 2021.

(4)	No compensation was paid to Mr. Lévesque for acting as a director of the Corporation given his position as President and Chief Executive Officer of the Corporation.

(5)	Mr. Littlejohn resigned from the Board and all committees of the Board in July 2023.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2023 for each of the directors who was not employed on a full-time basis by the Corporation as at that date.

	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed(2)
Name	(#)	(CAD)		($)	(#)	($)	($)
Joseph Arena	3,543	13.20(3)	2031.12.01	--	--	--	--
	5,434	3.80	2033.02.28
Frank Holler	3,543	16.84	2031.12.01	--	--	--	3,877
	5,434	5.16	2033.02.28
Gérald A. Lacoste	3,750	9.80	2026.07.12	--	--	--	8,730
	3,749	26.92	2027.05.16	--
	1,812	38.24	2028.04.06	--
	2,225	35.04	2029.02.26	--
	2,650	12.88	2030.02.26	--
	3,315	15.72	2031.02.26	--
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28
Andrew Molson	3,315	15.72	2031.02.26	--	--	--	4,029
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28
Dawn Svoronos	3,750	9.80	2026.07.12	--			341
	3,749	26.92	2027.05.16	--
	1,812	38.24	2028.04.06	--
	2,225	35.04	2029.02.26	--
	2,650	12.88	2030.02.26	--
	3,315	15.72	2031.02.26	--
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28
Alain Trudeau	3,315	15.72	2031.02.26	--	--	--	13,426
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28
Dale Weil	3,749	26.92	2027.05.16	--	--	--	2,202
	1,812	38.24	2028.04.06	--
	2,225	35.04	2029.02.26	--
	2,650	12.88	2030.02.26	--
	3,315	15.72	2031.02.26	--
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15), and the respective exercise price of the options. These amounts were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2023, where CAD1.00 = $0.7404.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2023, is determined by multiplying the closing price of the Common Shares on the TSX as at November 30, 2023 (CAD 2.15) by the number of share-based awards held as at November 30, 2023. The actual payout value will vary based on the date on which the DSUs will be redeemed. The market value was calculated in CAD and was converted into U.S. dollars using the average exchange rate for the year ended November 30, 2023, where CAD1.00 = $0.7404.

(3)

The exercise price of Joseph Arena’s stock options is denominated in U.S. dollars as Mr. Arena is a U.S. resident and the exercise price of his stock options is based on the closing price of the Corporation’s Common Shares on the Nasdaq.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2023, under each incentive plan for each of the directors who was not employed on a full-time basis by the Corporation as at that date.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Joseph Arena	Nil	Nil	--

Frank Holler	Nil	10,693	--

Gérald A. Lacoste	Nil	Nil	--

Andrew Molson	Nil	22,586	--

Dawn Svoronos	Nil	Nil	--

Alain Trudeau	Nil	45,689	--

Dale Weil	Nil	Nil	--

(1)

All options granted to directors vest as at the date of grant and the exercise price of these options was the closing price of the Common Shares on February 28, 2023, on the TSX (CAD 5.16). On February 28, 2023, the date of grant of the options, the closing price of the Common Shares on the TSX was CAD 5.16.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. No DSU was issued in the last fiscal year. The value of share-based awards is determined by multiplying the closing price of the Common Shares on the TSX on the date(s) of grant by the number of share-based awards held as at such date since DSUs vest as at the date of grant.

Compensation Discussions and Analysis of Executive Officers

Objectives of the Compensation Program

The objectives of the compensation program (“Compensation Program”) for the Executive Officers of the Corporation aim at attracting, retaining, engaging and rewarding executive officers. The Corporation is committed to an overall compensation policy that is competitive and drives business performance while taking into consideration shareholders’ interests.

What the Compensation Program is Designed to Reward

The Compensation Program is designed to reward Executive Officers for (i) implementing strategies, both in the short and the long term, to realize the business plan of the Corporation, (ii) meeting the annual objectives of the Corporation and those of each Executive Officer, and (iii) enhancing shareholder value.

The Compensation Program provides reasonable and competitive total executive compensation. Remuneration and incentive components are established to compete with remuneration practices of similar companies that are involved in the biopharmaceutical and pharmaceutical industries, as well as certain other companies involved in other industries where the skills and knowledge of an executive officer may be used. The Corporation tries to provide its Executive Officers with total compensation at the median level of these other companies. To that end, from time to time, the Compensation Committee retains independent compensation consultants to benchmark the Compensation Program made available to its directors and Executive Officers. See “Item 6B – Compensation – Compensation Discussions and Analysis of Executive Officers – Compensation Consultant” below.

In designing the Compensation Program of Executive Officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing Executive Officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2023, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

When and How Is Compensation Determined

Compensation is determined at the end or at the beginning of each fiscal year, usually in November or December. The Compensation Committee meets to determine the base salary of Executive Officers for such fiscal year. During this meeting, the Compensation Committee also reviews the performance of the Corporation and the performance of each of its Executive Officers for the last completed fiscal year to determine whether an Executive Officer is entitled to the payment of a bonus. At such meeting, the Compensation Committee also assesses whether stock options should be granted to each Executive Officer and the number, if any. The determination by the Compensation Committee of (i) the annual base salary for the ensuing fiscal year; (ii) the payment of a bonus for the last completed fiscal year; and (iii) the grant (and number) of stock options for each Executive Officer is reviewed by the Board that has discretion to approve, disapprove or change the determination made by the Compensation Committee for each Executive Officer.

Elements of Compensation Program

The major elements of the Compensation Program are base salary, short-term performance reward program that takes the form of cash bonuses, and long-term incentive awards that take the form of stock option grants.

Annual Base Salary

Base salaries for each of the Executive Officers are based on the experience, expertise and competencies of each Executive Officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing roles in other organizations similar to those played by the Executive Officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation from time to time.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each Executive Officer in helping the Corporation achieve its corporate objectives and to increase its value. Usually, bonuses are paid based on the achievement of the Corporation’s annual corporate objectives and the achievement of an Executive Officer’s personal objectives. The Compensation Committee has discretion in recommending the payment of bonuses to an Executive Officer based on his/her overall performance. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to take into consideration certain events that can occur during such year leading to a change in priorities.

Long-Term Incentive Programs

The long-term incentive program of the Corporation for its Executive Officers is comprised of the Option Plan and the DSU Plan.

Option Plan

The Option Plan was originally adopted in December 1993, and was subsequently amended from time to time to attract, retain and engage employees in key positions and align their interests with those of the Corporation’s shareholders by allowing optionees to participate in the increased value of the Common Shares. See “Item 6B – Compensation – Description of the Option Plan” below for a description of the Option Plan.

The number of options granted under the Option Plan is determined by various factors, including: (i) the position held by each Executive Officer; (ii) the potential contribution of an Executive Officer in achieving the Corporation’s objectives; (iii) the financial value of the options at the time of assessing a grant of options as part of the total compensation paid to an Executive Officer; (iv) the available pool of options remaining available for grants; and (v) comparator benchmarking.

Compensation Consultant

In the fiscal year ended November 30, 2023, the Compensation Committee retained the services of Gallagher (“Gallagher”) (formerly, PCI Compensation Consulting), an independent third-party consulting firm, to update the executive compensation market positioning analysis conducted in the Fall of 2022 (“2022 Gallagher Report”), to review the market long-term incentive plan practices and to benchmark the Executive Officers’ Compensation with reference market practices. The objective of the analysis was to determine if the base salary adjustments and the increased number of options granted in February 2023 bridged the gap to market.

Peer Groups

Gallagher collected market data on the total compensation paid to executive officers of both publicly traded Canadian and U.S. companies, with a strong focus on those with a Canadian domicile. All the publicly traded companies used as a reference point were selected after taking into consideration the following criteria:

- biotechnology activities, some oncology-related while others in different activities;

- market capitalization between $100 million to $3 billion;

- revenue, pipeline status, research and development expenses, number of employees, cash and cash equivalent.

The following Canadian companies were used as the main reference market (“Reference Market”):

- Knight Therapeutics Inc.;	- Repare Therapeutics Inc.;

- HLS Therapeutics;	- Essa Pharma;

- Zymeworks Inc.;	- Aurinia Pharmaceuticals Inc.;

- Bellus Health Inc.;	- Aptose BioScience;

- Xenon Pharmaceuticals Inc.; - Oncolytics Biotech Inc.;	- Milestone Pharmaceuticals Inc.

The following U.S. companies, not part of the Reference Market, were used for complementary information only:

- Urogen Pharma Ltd.;	- ORIC Pharmaceuticals, Inc.;

- Olema Pharmaceuticals Inc.;	- Pyxis Oncology, Inc.;

- Verastem Inc.;	- Cardiff Oncology, Inc.;

- BioAtla, Inc.;	- Oncternal Therapeutics, Inc;

- G1 Therapeutics;	- Rubius Therapeutics, Inc;

- Silverback Therapeutics, Inc; - Kura Oncology Inc;	- Athenex Inc.

The review conducted by Gallagher in the fiscal year ended November 30, 2023, and their report (“2023 Gallagher Report”) provided to the Compensation Committee led the Compensation Committee to recommend to the Board to substantially increase the long-term incentive compensation paid to Executive Officers. The report concluded that the number and value of stock options granted to Executive Officers of the Corporation was still substantially below the number and value of stock options granted to executive officers of companies forming part of the Reference Market.

Except for compensation services provided to the Corporation, Gallagher has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors and Executive Officers.

All services provided to the Corporation by compensation consultants must be approved by the Compensation Committee or the Board.

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of the compensation paid to any of the Corporation’s directors and/or Executive Officers:

Name	Fees	Fiscal year ended November 30, 2023(1)	Fiscal year ended November 30, 2022(2)
Gallagher	Executive Compensation – Related Fees	$17,311	$75,228
	All Other Fees	$2,369	$10,280

(1)	The fees were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2023, where CAD1.00 = $0.7404.

(2)	The fees were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2022, where CAD1.00 = $0.7722.

Determination of Total Compensation Paid to Executive Officers in the Fiscal Year Ended November 30, 2023

Annual Base Salary

The annual base salary of each Executive Officer for the fiscal year ended November 30, 2023, was determined at the November 2022 Compensation Committee and Board meetings.

The adjustments to the Executive Officers’ annual base salaries were based on the executive market positioning analysis contained in the 2023 Gallagher Report.

Performance Reward Program

For the fiscal year ended November 30, 2023, the Compensation Committee recommended to the Board, which agreed with the recommendation, that the payment to Executive Officers of bonuses based on financial metrics be paid after approval by the Board of Directors of the annual audited consolidated financial statements of the Corporation.

For the fiscal year ended November 30, 2023, except for the President and Chief Executive Officer, the payment of bonuses for Executive Officers was based as to 30% on the achievement of corporate objectives and as to 40% on the achievement of individual objectives. The achievement of financial targets and corporate milestones each accounted for 30% of the total bonus.

Financial targets were based as to 15% on the attainment of pre-determined consolidated revenues and as to 15% on the attainment of Adjusted EBITDA targets. The Adjusted EBITDA targets are not disclosed since the Corporation did not provide any specific Adjusted EBITDA targets as part of its financial guidance in the last fiscal year.

The table below details the bonus payout percentage based on the attainment of the consolidated revenue targets and the Adjusted EBITDA targets for all Executive Officers:

Bonus Payout

Pre-Determined Consolidated Revenue Target		Pre-Determined Adjusted EBITDA Target
Achievement ($ in Million)	Payment (%)	Achievement (%)	Payment (%)

96.0+	110	>100	110

91.0-96.0	100	50-100	100

86.5-91.0	95	(100)-50	95

81.5-86.5	90	(150)-(100)	90

76.5-81.5	85	(200)-(150)	85

		(233)-(200)	80

		(267)-(233)	75

		(300)-(267)	70

Below is a description of the 2023 corporate milestones for the fiscal year ended November 30, 2023, for all Executive Officers:

2023 Corporate Milestones
Strategic Imperatives	Area of Focus

Commercial Excellence	Leverage the Corporation’s commercial infrastructure to grow the top line and ensure profitability of the in-line business.

Pipeline Development	Continue to successfully deliver life-cycle initiatives while advancing pipeline activities for future growth.
Financing and Business Development	Secure capital to ensure continued solvency and to allow pursuing key company objectives related to growth and pipeline.

Human Capital Strategy	Drive an effective and committed organization through company culture and continuous improvement.

The achievement of the individual objectives of each Executive Officer was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer.

For the President and Chief Executive Officer, the objectives were weighed differently than for the Executive Officers, namely: (i) 20% was related to the delivery of pre-determined consolidated revenue targets; (ii) 30% was related to the delivery of Adjusted EBITDA targets; (iii) 20% was related to capital market activities, including equity financing; (iv) 10% was related to business development activities; (v) 10% was related to pipeline development activities; and (vi) 10% was related to human resources activities, including talent retention. The Compensation Committee determines the President and Chief Executive Officer’s achievement of the non-financial objectives.

Both the Board and Compensation Committee believe that discretion is a valid component in their assessment of the achievement of the Corporation’s corporate objectives and in the achievement of an individual’s objectives, especially when unplanned events occur during a fiscal year.

Discretion allows the Board and the Compensation Committee to review the achievement of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each Executive Officer to adapt, react, respond and act in the best interests of the Corporation when unplanned events occur. However, to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, all recommendations made by the President and Chief Executive Officer are reviewed by the Compensation Committee, and may be modified before any recommendation is made to the Board of Directors.

In December 2023 and in February 2024, both the Compensation Committee and the Board reviewed the achievement of the Corporation’ objectives and determined that the overall corporate result score was set at 63.8% of target. For Executive Officers (excluding the President and Chief Executive Officer), combined with the achievements of each individual objectives, the percentage of bonus to be paid varied from 67% to 75%. Based on the abovementioned objectives for the President and Chief Executive Officer and due to a higher importance attributed to financial performance and capital market activities, the Board determined that his overall result score was set at 82% of target. Consistent with its decision to wait for the approval by the Board of Directors of the annual audited consolidated financial statements of the Corporation before making any payment, none of the proposed bonuses to Executive Officers, including the President and Chief Executive Officer, have been paid. The annual audited consolidated financial statements of the Corporation were approved by the Board on February 20, 2024, and the bonuses are expected to be paid shortly.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the three most highly compensated Executive Officers of the Corporation (“Named Executive Officers”), the percentage of their annual base salary which may be paid as bonus, the targeted bonus that each of them may receive, the actual bonus earned during the fiscal year ended November 30, 2023 and to be paid in 2024 and the percentage of the target bonus to be paid in 2024.

	Percentage of Annual Base Salary Payable Bonus	Target Bonus	Bonus Paid(1)	Percentage of Target Bonus Paid

Name	(%)	($)	($)	(%)

Paul Lévesque, President and Chief Executive Officer	75	494,576	405,553	82

Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	133,289	100,067	75

Christian Marsolais, Senior Vice President and Chief Medical Officer	40	135,937	95,537	70

John Leasure, Global Commercial Officer	40	133,647	89,651	67

Jocelyn Lafond General Counsel and Corporate Secretary	33	84,049	62,376	74

(1)

These amounts will be paid in CAD in February 2024 and have been converted into U.S. dollars for illustrative purposes only using the average exchange rate for the year ended November 30, 2023, where CAD 1.00 = $ 0.7404.

The table below details all components of the compensation paid to the Named Executive Officers for the fiscal years ended November 30, 2023, November 30, 2022, and November 30, 2021. Except as described in the notes below, these amounts were paid in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2023 (CAD 1.00 = $0.7404), November 30, 2022 (CAD 1.00 = $0.7722), and November 30, 2021 (CAD 1.00 = $0.7979).

For the fiscal year ended November 30, 2023, the Corporation changed the method to report the value of option-based awards indicated under the column “Option-based awards” in the table below to align with market practices. In the past, the Corporation reported the value of option-based awards on the date those were reserved for future issuances if the Corporation was unable to grant those option-based awards because of black-out periods. The fair value of the option-based awards on the date of grant was reported in a footnote to the table. Typically, option-based awards were reserved in the fiscal year for which the report on compensation was included, while the grant date occurred in the subsequent fiscal year. To align with market practices, the Corporation has decided to report the value of option-based awards when grants actually occur and to use the same hypotheses as those contained in the Audited Financial Statements. As a result, option-based awards reported in this document for the fiscal year ended November 30, 2023, are those granted on February 28, 2023 (rather than those reserved in November 2023 for grant in the fiscal year 2024), and option-based awards reserved in November of 2023 will only be reported with respect to the fiscal year ending November 30, 2024, if granted during such fiscal year. Moreover, corresponding adjustments to use the value on the date of grant have been made in the table below with respect to option-base awards for the fiscal years ended November 30, 2022, and 2021.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards(1)(2)(3) ($)	Non-equity incentive plan compensation ($)		Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)
					Annual Incentive plans	Long-term Incentive plans
Paul Lévesque President and Chief Executive Officer	2023	658,524	--	695,976(6)	405,553	117,572(7)	22,790	--	1,900,415
	2022	656,885	--	917,188(8)	535,526	117,572	22,556	--	2,249,727
	2021	638,778	--	543,579(9)	480,059	117,572	22,337	--	1,802,325
Philippe Dubuc Senior Vice President and Chief Financial Officer	2023	332,246	--	208,793(10)	100,067	--	13,394	--	654,500
	2022	311,016	--	358,466(11)	138,743	--	11,301	--	819,526
	2021	279,003	--	163,609(12)	112,946	--	11,169	--	566,727
Christian Marsolais Senior Vice President and Chief Medical Officer	2023	339,068	--	208,793(13)	95,537	--	13,394	--	656,792
	2022	328,185	--	358,466(14)	138,625	--	11,301	--	836,577
	2021	271,995	--	212,670(15)	110,110	--	11,169	--	605,944
John Leasure(16) Global Commercial Officer	2023	331,258	--	170,000(17)	89,651	--	13,394	--	604,303
	2022	313,911(18)	--	310,664(19)	148,574	--	7,808	51,463(20)	832,420
	2021	207,635(21)	--	52,069(22)	85,545	--	--	--	345,249
Jocelyn Lafond General Counsel and Corporate Secretary	2023	253,918	--	139,195(23)	62,376	--	13,394	--	468,883
	2022	239,307	--	252,917(24)	86,554	--	11,301	--	590,079
	2021	241,005	--	141,330(25)	79,693	--	11,169	--	473,197

(1)

Fiscal Year 2023: A total of 512,500 options were granted to the Named Executive Officers on February 28, 2023 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black Scholes model using the following assumptions, except with respect to the 62,500 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	3.33%
(ii)	Expected volatility:	64.3%
(iii)	Average option life in years:	9.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 5.16
(vi)	Option exercise price:	CAD 5.16
(vii)	Grant date fair value:	CAD 3.76

The 62,500 options granted to Mr. Leasure on February 28, 2023, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	3.92%
(ii)	Expected volatility:	62.0%
(iii)	Average option life in years:	9.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	$3.80
(vi)	Option exercise price:	$3.80
(vii)	Grant date fair value:	$2.72

(2)

Fiscal Year 2022: A total of 241,132 options were granted to the Named Executive Officers on December 1, 2021 as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black Scholes model using the following assumptions, except with respect to the 33,333 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	1.57%
(ii)	Expected volatility:	65.87%
(iii)	Average option life in years:	9 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 16.84
(vi)	Option exercise price:	CAD 16.84
(vii)	Grant date fair value:	CAD 11.76

The 33,333 options granted to Mr. Leasure on December 1, 2021, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.44%
(ii)	Expected volatility:	67.23%
(iii)	Average option life in years:	9 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	$13.20
(vi)	Option exercise price:	$13.20
(vii)	Grant date fair value:	$9.32

(3)

Fiscal Year 2021: A total of 118,748 options were granted to the Named Executive Officers on February 26, 2021, as part of the long-term incentive compensation program of the Corporation. No option was granted to Mr. Leasure on that date since he was not an employee of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black Scholes model using the following assumptions:

(i)	Risk-free interest rate:	1.36%
(ii)	Expected volatility:	70.51%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 15.72
(vi)	Option exercise price:	CAD 15.72
(vii)	Grant date fair value:	CAD 11.20

A total of 5,379 options were granted to Mr. John Leasure on July 27, 2021. These options were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	1.24%
(ii)	Expected volatility:	67.95%
(iii)	Average option life in years:	8.5 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	$13.92
(vi)	Option exercise price:	$13.92
(vii)	Grant date fair value:	$9.68

(4)

Pension value consists of the amount of the contribution made by the Corporation to a Named Executive Officer’s registered retirement savings plan. The Corporation has a group-RRSP for all of its employees under which the Corporation matches every dollar invested by an employee in such group-RRSP but up to three percent (3%) of the annual base salary of each employee, except with respect to (i) Executive Officers where the Corporation’s contribution is not subject to such three percent (3%) limit and (ii) Mr. Paul Lévesque. Under the terms of Mr. Lévesque’s employment agreement, the Corporation agreed to contribute on an annual basis to Mr. Lévesque’s RRSP to the fullest amount permissible under Canadian laws.

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Except with respect to Mr. Leasure (see note 20 below), perquisites for each Named Executive Officer have not been included since they do not meet the prescribed threshold of the lesser of CAD 50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents the value of 250,000 options granted on February 28, 2023.

(7)

On December 21, 2020, the Corporation and Paul Lévesque entered into a retention bonus agreement (“Retention Agreement”) pursuant to which the Corporation agreed to pay Mr. Paul Lévesque the amount of $352,716 in three (3) equal installments of $117,572 over a three (3) year period on each anniversary date of his employment date (April 6, 2020) with the Corporation. The entire payment of $117,572 was made as at the date of this Annual Report. The Retention Agreement was entered into, among other things, as a result of the role Mr. Lévesque was asked to take on with the departure of the chief commercial officer of the Corporation when Mr. Lévesque joined the Corporation.

(8)	Represents the value of 101,000 options granted on December 1, 2021.

(9)	Represents the value of the 60,827 options granted on February 26, 2021.

(10)	Represents the value of 75,000 options granted on February 28, 2023.

(11)	Represents the value of 39,474 options on December 1, 2021.

(12)	Represents the value of 18,308 options granted on February 26, 2021.

(13)	Represents the value of 75,000 options reserved for issuance on February 28, 2023.

(14)	Represents the value of 39,474 options granted on December 1, 2021.

(15)	Represents the value of 23,798 options granted on February 26, 2021.

(16)

Mr. Leasure joined the Corporation’s wholly-owned subsidiary, Theratechnologies U.S., Inc., as Global Commercial Officer, on March 29, 2021. Effective April 11, 2022, Mr. Leasure ceased being employed by this wholly-owned subsidiary and he became an employee of the Corporation as Global Commercial Officer.

(17)	Represents the value of 62,500 options granted on February 28, 2023.

(18)

Mr. Leasure’s annual base salary was set at CAD 402,062. This salary was paid by Theratechnologies U.S., Inc. from December 1, 2021, until April 11, 2022 ($98,969) and by the Corporation ($214,942) beginning on April 11, 2022.

(19)	Represents the value of 33,333 options granted on December 1, 2021.

(20)

As a U.S. resident, Mr. Leasure’s employment agreement with the Corporation provides for tax equalization payments with respect to his annual base salary and bonus to the extent the tax rate in his home State is lower than the combined federal and provincial tax rate in Canada.

(21)	Mr. Leasure’s annual base salary was set at $305,000. The amount was prorated and represents his annual base salary earned between March 29, 2021, and November 30, 2021.

(22)	Represents the value of 5,379 options granted on July 27, 2021, as inducement to enter into his employment agreement.

(23)	Represents the value of 50,000 options granted on February 28, 2023.

(24)	Represents the value of 27,851 options granted on December 1, 2021.

(25)	Represents the value of 15,815 options granted on February 26, 2021.

Description of Option Plan

The Option Plan is designed to attract, retain, motivate and reward the services of key personnel. The persons eligible to receive options under the Option Plan are the directors, senior executives and key employees of the Corporation and its subsidiaries, as well as consultants who work on behalf of the Corporation.

The Board administers the Option Plan, provided that the Board may, from time to time, solicit and/or accept recommendations regarding the Option Plan made by the Compensation Committee. The Board has discretion to designate the optionees and determine the number of Common Shares underlying these options, the vesting period, the exercise price and the expiry date of each option, as well as all other related matters, the whole in compliance with the terms of the Option Plan and applicable legislative provisions established by securities regulatory authorities. The Board is not bound by the recommendations made by the Compensation Committee with respect to the abovementioned matters.

The Option Plan currently provides that the number of Common Shares authorized to be issued thereunder, together with all other security-based compensation arrangements of the Corporation, may not exceed 17% of the issued and outstanding Common Shares, on a non-diluted basis, as calculated on the date of grant. Because options exercised or cancelled become available again for future grant, the Option Plan is considered an “evergreen” plan and, under the TSX requirements, the TSX requires that the Option Plan be submitted to shareholders of the Corporation for ratification every three (3) years.

The Option Plan provides that the number of Common Shares set aside for the exercise of options by one individual may not represent more than 5% of the issued and outstanding Common Shares. Further, the number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed 17% of the issued and outstanding Common Shares, and the number of Common Shares issued to Insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 17% of the issued and outstanding Common Shares. The Option Plan also provides that the total number of Common Shares set aside for the exercise of options to each non-employee director within any one-year period cannot exceed a value of CAD 100,000, calculated on the date of grant, and an aggregate value of CAD 150,000 under all security-based compensation arrangements, including the Option Plan.

The Option Plan provides that the exercise price at which the Common Shares may be purchased is determined by the Board on the date of grant, but such exercise price cannot be less than the “market price” of the Common Shares. Generally, under the Option Plan, the term “market price” means for options granted to (i) Canadian and non-US resident optionees, the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant; and (ii) US-resident optionees, the closing price of the Common Shares on the U.S. Nasdaq stock market on the last trading day immediately preceding the date of grant.

The Corporation does not provide any financial assistance to optionees. However, optionees may elect to undertake a “cashless exercise” of their options with the assistance of a broker, whereby the broker may sell on the open market a number of Common Shares issued as a result of an optionee’s exercise of its options, as is necessary to fund and pay the Corporation an amount equal to the aggregate subscription price of the underlying Common Shares.

Unless otherwise determined by the Board, options vest as to 33 1/3% on each of the first, second and third anniversary date of the date of grant, starting twelve (12) months after the date of grant.

Unless otherwise determined by the Board, the options granted pursuant to the Option Plan may be exercised within a maximum period of ten (10) years following the date of grant, subject to applicable optionee termination provisions. The Option Plan provides that if the expiry date of an option falls during, or within ten (10) business days after the end of, a period imposed by the Corporation prohibiting the trading of securities of the Corporation, the term of the option is automatically extended to the end of the day on the tenth (10th) consecutive business day after the end of such restriction period.

The Option Plan provides that options can be exercised, with the Corporation’s prior approval, by an optionee’s retirement savings trust, registered retirement savings plans or registered retirement income fund, if the optionee is and remains the annuitant.

The Option Plan provides that, with respect to options granted before May 10, 2022:

(a)

if an optionee’s employment is terminated, other than for death, prior to the expiry date of his or her options, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the date of termination of employment of the optionee, and (ii) the expiry date of such options; and

(b)

if an optionee that is a non-employee director ceases to act as a director of the Corporation, other than for death, the optionee may exercise any or all unexercised vested options at any time until the earlier of (i) twelve (12) months following the public disclosure of the quarterly financial statements of the Corporation made after the date such director ceased to act as such, and (ii) the expiry date of such options.

The Option Plan further provides that, with respect to options granted on or after May 10, 2022:

(a)

if, prior to the expiry date of his or her options, an optionee other than a non-employee director ceases to be an employee or consultant other than for Cause (as defined in the Option Plan) or death, such optionee’s unexercised vested options as at the Date of Termination of Employment (as defined in the Option Plan) be exercisable at any time until the earlier of (i) twelve (12) months following the Date of Termination of Employment, and (ii) the expiry date of such options;

(b)

if, prior to the expiry date of his or her options, an optionee that is a non-employee director ceases to be a director of the Corporation, other than for Cause (as defined in the Option Plan) or death, such optionee’s unexercised vested options as at the date on which such optionee ceased to act as director be exercisable at any time until the earlier of (i) twelve (12) months following the date such director ceased to hold office, and (ii) the expiry date of such options;

(c)

if, prior to the expiry date of his or her options, an optionee ceases to be a director, employee or consultant for Cause (as defined in the Option Plan), (i) all unexercised options of such optionee, whether vested or unvested, be forfeited, cancelled and terminated as at the Date of Termination (as defined in the Option Plan), or, in the case of a director, the date on which he or she ceased to hold office, unless otherwise determined by the Board, and (ii) such optionee forfeit and repay the Corporation any compensation, gain or other value realized on the vesting, exercise or settlement of options or the sale of Common Shares acquired in respect of such options, since the date of first occurrence of the events, actions or facts that gave rise to the termination for Cause.

Whether options are granted before, on, or after May 10, 2022, if, prior to the expiry date of his or her options, an optionee ceases to act as an employee, director or consultant to the Corporation as a result of his or her death, such optionee’s legal personal representative(s) may exercise any or all vested unexercised options on the date of death of the optionee at any time until the earlier of (i) twelve (12) months following the death of an optionee and (ii) the expiry date of such options.

The options granted in accordance with the Option Plan cannot be transferred, assigned or subject to any form of alienation, sale, pledge, hypothec or other encumbrance, except by will or other means in the event of the death of an optionee.

The Option Plan contains “clawback” provisions for options granted on or after May 10, 2022. The Option Plan provides that the Board may:

(a)

cancel options granted to an optionee if such optionee, without the consent of the Corporation, (i) has engaged in or engages in activity that is in conflict with or adverse to the interests of the Corporation or its subsidiaries, including fraud or conduct having contributed to financial restatements or irregularities, or (ii) violates a non-competition, non-solicitation, non-disparagement or non-disclosure covenant with the Corporation or its subsidiaries, or if an optionee is terminated for Cause (as defined in the Option Plan); and

(b)

determine that such optionee must forfeit any compensation, gain or other value realized on the vesting, exercise or settlement or transfer of options or Common Shares acquired in respect of such options, and repay such amounts to the Corporation.

Subject to the terms and conditions of the Option Plan and in compliance with the rules set forth by regulatory authorities, the Board can amend, suspend or terminate the Option Plan, or any outstanding option or portion of the Option Plan or of an option, without shareholder approval. Without limiting the generality of the foregoing, the Board may make the following types of amendments without seeking shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and/or Nasdaq);

(c)	amendments necessary in order for options to qualify for favorable treatment under applicable taxation laws;

(d)	amendments respecting administration of the Option Plan;

(e)

any amendment to the vesting provisions of the Option Plan or any option, it being understood that in the event of the amendment to the vesting provisions of an option, the Board shall not be under any obligation to amend the vesting provisions of any other option;

(f)	any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an Insider of the Corporation;

(g)

any amendment to the early termination provisions of the Option Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date;

(h)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares;

(i)	amendments necessary to suspend or terminate the Option Plan; and

(j)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the Option Plan.

The following amendments require the approval of a majority of the voting shareholders of the Corporation present at a duly called shareholder meeting:

(a)

any increase to the maximum number of Common Shares that may be issued under the Option Plan, including an increase to a fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

(b)	the reduction of the exercise price of options held by Insiders;

(c)	the cancellation and reissue of options to the same individual;

(d)	the extension of the period of time pursuant to which options may be exercised;

(e)	any transfer and assignment of options other than in accordance with the Option Plan;

(f)	the removal or increase of limits to the number of options that may be granted to Insiders; and

(g)	the removal or increase of limits to the number of options that may be granted to non-employee directors; and

(h)	any amendment to the amending provisions of the Option Plan.

The Option Plan contains language which aligns with best governance and market practices with respect to circumstances in which the vote of Insiders shall not be included when amendments to the Option Plan require shareholder approval.

During the fiscal year ended November 30, 2023, 996,128 options were granted under the Option Plan and, as at November 30, 2023, 2,053,928 options were issued and outstanding. As at February 20, 2024, there were 2,053,231 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 2,053,231 Common Shares, or 4.46% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2023. As at November 30, 2023, the number of Common Shares issued and outstanding amounted to 45,980,019.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)
Equity Compensation Plan Approved by Shareholders	2,053,928 (4.46%)	$8.14	5,762,675 (12.54%)
Equity Compensation Plans Not Approved by Shareholders	--	--	--
Total	2,053,928 (4.46%)	$8.14	5,762,675 (12.54%)

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2023, 2022 and 2021, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2023	2022	2021
Burn Rate(1)	3.78%	2.71%	1.26%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

DSU Plan

On December 10, 2010, the Board adopted the DSU Plan for the benefit of its directors and Executive Officers (“Beneficiaries”).

The goal of the DSU Plan is to increase the Corporation’s ability to attract and retain high-quality individuals to act as directors or Executive Officers and better align the interests of the directors and Executive Officers with those of the shareholders of the Corporation in the creation of long-term value. The DSU Plan was also adopted to promote equity-based ownership in the Corporation.

Under the terms of the DSU Plan, Beneficiaries who are directors (including the Chair) are entitled to elect to receive all or part of their annual retainer as Board member in DSUs. The election is done on a quarterly basis. Beneficiaries who act as Executive Officers are entitled to elect to receive all or part of their annual cash bonus, if any, in DSUs.

The value of a DSU (“DSU Value”) is equal to the average closing price of the Common Shares on the TSX on the date on which a Beneficiary determines that he desires to purchase or redeem DSUs and during the four previous trading days. Beneficiaries who act as directors have to elect to receive DSUs as complete or partial consideration of their annual retainer to act as Board members prior to each calendar quarter. Beneficiaries who act as Executive Officers are required to elect to purchase DSUs within 48 hours after having been notified of their annual cash bonus, if any.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an Executive Officer of the Corporation. On the date a Beneficiary ceases to act as a director or Executive Officer (“Redemption Date”), the Beneficiary is entitled to send a notice to the Corporation (“Redemption Notice”) specifying the date on which the DSUs will be redeemed (“Payment Date”). The Payment Date must be no earlier than five (5) business days after the date on which the Corporation receives the Redemption Notice and no later than November 30 of the year following the Redemption Date. If a Beneficiary does not send a Redemption Notice prior to November 15 in the year following the Redemption Date, the DSU Plan provides that a Beneficiary will be deemed to have sent, and the Corporation received, a Redemption Notice on November 15 of that year. On the Payment Date, the Corporation must provide a Beneficiary with an amount in cash equal to the DSU Value as at the Payment Date. No Common Share is issued under the DSU Plan.

Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The Board administers the DSU Plan and the DSU Plan provides that the Board may delegate all or part of its obligations to the Compensation Committee or to any other committee of the Board.

To protect against fluctuations in DSU Value, the Corporation enters into cash settled forward contracts with an independent third party such that, upon a Payment Date, the Corporation is not exposed to the appreciation of the price of its Common Shares. The execution of such contracts requires the signature of two of the following Executive Officers: the President and Chief Executive Officer, the Vice President, Finance, and the General Counsel and Corporate Secretary.

As at November 30, 2023, and as at the date of this Annual Report, 24,878 DSUs were issued and outstanding.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2023, no DSUs were issued to the Named Executive Officers and 512,500 (2,050,000 pre-Consolidation) options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards held by each of the Named Executive Officers as at November 30, 2023 and the value thereof as at that date, if any. Unless otherwise indicated, all amounts expressing a value in the table below were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2023 where CAD 1.00 = $0.7404.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price (CAD)(2)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Paul Lévesque President and Chief Executive Officer	121,855 60,827(5) 101,000(6) 250,000(7)	11.48 15.72 16.84 5.16	2030.04.15 2031.02.26 2031.12.01 2033.02.28	-- -- -- --	--	--	--
Philippe Dubuc Senior Vice President and Chief Financial Officer	43,750	8.04	2026.04.04	--	--	--	--
	10,000	23.84	2027.04.07	--
	7,247	38.24	2028.04.06	--
	8,325	35.04	2029.02.26	--
	12,500	12.88	2030.02.26	--
	18,308(8)	15.72	2031.02.26	--
	39,474(9)	16.84	2031.12.01	--
	75,000(10)	5.16	2033.02.28	--
Christian Marsolais Senior Vice President and Chief Medical Officer	31,249	1.52	2022.12.20(11)	14,577	--	--	2,512(12)
	12,500	8.04	2026.04.04	--
	10,000	23.84	2027.04.07	--
	7,247	38.24	2028.04.06	--
	8,325	35.04	2029.02.26	--
	12,500	12.88	2030.02.26	--
	25,000	12.88	2030.02.26	--
	23,798(13)	15.72	2031.02.26	--
	39,474(14)	16.84	2031.12.01	--
	75,000(15)	5.16	2033.02.28	--
John Leasure Global Commercial Officer	5,379(16)	13.92	2031.07.27	--	--	--	--
	33,333(17)	9.32	2031.12.01	--
	62,500(18)	3.80	2033.02.28	--
Jocelyn Lafond General Counsel and Corporate Secretary	33,750 7,500 3,750 3,623 4,450 6,975 15,815(21) 27,851(22) 50,000(23)	1.52 8.04 23.84 38.24 35.04 12.88 15.72 16.84 5.16	2022.12.20(19) 2026.04.04 2027.04.07 2028.04.06 2029.02.26 2030.02.26 2031.02.26 2031.12.01 2033.02.28	12,244 -- -- -- -- -- -- -- --	--	--	1,990(20)

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)	The exercise price of the options granted to John Leasure is expressed in U.S. dollars.

(3)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 30, 2023 (CAD2.15), and, in the case of Mr. Leasure, the Nasdaq ($1.58), by the number of options held and vested as at November 30, 2023.

(4)

The market or payout value of share-based awards that have vested as at November 30, 2023 is determined by multiplying the closing price of the Common Shares on the TSX on November 30, 2023 (CAD2.15) by the number of share-based awards held as at November 30, 2023. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(5)

20,275 options vested on February 26, 2022, and 20,276 options vested on February 26, 2023. 20,276 options will vest on February 26, 2024. Therefore, as at November 30, 2023, 20,276 options could not be exercised.

(6)

33,666 options vested on December 1, 2022. 33,667 options will vest on December 1, 2023, and on December 1, 2024, respectively. Therefore, as at November 30, 2023, 67,334 options could not be exercised.

(7)

83,333 options will vest on February 28, 2024, and on February 28, 2025, respectively, and 83,334 options will vest on February 28, 2026. Therefore, as at November 30, 2023, none of these options could be exercised.

(8)

6,102 options vested on February 26, 2022, and 6,103 options vested on February 26, 2023. 6,103 options will vest on February 26, 2024. Therefore, as at November 30, 2023, 6,103 options could not be exercised.

(9)

13,158 options vested on December 1, 2022, and an equal number of options will vest on December 1, 2023, and on December 1, 2024, respectively. Therefore, as at November 30, 2023, 26,316 options could not be exercised.

(10)	25,000 options will vest on each of February 28, 2024, February 28, 2025, and February 28, 2026. Therefore, as at November 30, 2023, none of these options could be exercised.

(11)

Pursuant to the Option Plan, since these options were scheduled to expire during a black-out period, the term of these options was extended to end on the tenth (10th) consecutive business day following the expiry of a black-out period. Since December 20, 2022, no ten (10) consecutive business day period elapsed during which the Corporation was not in a black-out period.

(12)	Represents 1,578 DSUs granted on December 15, 2010.

(13)

7,932 options vested on February 26, 2022, and 7,933 options vested on February 26, 2023. 7,933 options will vest on February 26, 2024. Therefore, as at November 30, 2023, 7,933 options could not be exercised.

(14)

13,158 options vested on December 1, 2022. 13,158 options will vest on December 1, 2023, and December 1, 2024, respectively. Therefore, as at November 30, 2023, 26,316 options could not be exercised as at November 30, 2023.

(15)	25,000 options will vest on each of February 28, 2024, February 28, 2025, and February 28, 2026. Therefore, as at November 30, 2023, none of these options could be exercised.

(16)	1,793 options vested on each of July 27, 2022, and July 27, 2023. 1,793 options will vest on July 27, 2024. Therefore, as at November 30, 2023, 1,793 options could not be exercised.

(17)	11,111 options vested on December 1, 2022, and 11,111 options will vest on each of December 1, 2023, and December 1, 2024. Therefore, as at November 30, 2023, 22,222 options could not be exercised.

(18)

20,833 options will vest on each of February 28, 2024, and February 28, 2025. 20,834 options will vest on February 28, 2026. Therefore, as at November 30, 2023, none of these options could be exercised.

(19)	See note 11 above.

(20)	Represents 1,250 DSUs granted on December 15, 2010.

(21)

5,271 options vested on February 26, 2022, and 5,272 options vested on February 26, 2023. 5,272 options will vest on February 26, 2024. Therefore, as at November 30, 2023, 5,272 options could not be exercised.

(22)

9,283 options vested on December 1, 2022. 9,284 options will vest on each of December 1, 2023, and December 1, 2024, respectively. Therefore, as at November 30, 2023, 18,568 options could not be exercised.

(23)

16,666 options will vest on February 28, 2024, and 16,667 options will vest on each of February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2023, none of these options could be exercised.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2023, under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Paul Lévesque President and Chief Executive Officer	Nil	Nil	405,553
Philippe Dubuc Senior Vice President and Chief Financial Officer	Nil	Nil	100,067
Christian Marsolais Senior Vice President and Chief Medical Officer	Nil	Nil	95,537
John Leasure Global Commercial Officer	Nil	Nil	89,651

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)

Jocelyn Lafond General Counsel and Corporate Secretary	Nil	Nil	62,376

(1)

The value is determined by assuming that the options that vested during the financial year ended November 30, 2023, would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX, or the Nasdaq, as the case may be, on the vesting date and the exercise price of the options that vested on that date. The closing price of the Common Shares on the TSX and Nasdaq was lower than the exercise price of the options that vested during the financial year ended November 30, 2023, and, accordingly, no value was recorded.

(2)

Except as detailed in the note below, the value was calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2023, where CAD 1.00 = $0.7404.

Summary of Employment Agreements - Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2023. Except with respect to Mr. John Leasure and except as disclosed in the notes to the tables below, the amounts set forth in the tables below under “Severance” and under “Value of Stock Options” and “Value of Share-Based Awards” were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2023, where CAD 1.00 = $0.7404.

Paul Lévesque

President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Board, and the payment of an annual bonus of 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in incentive programs developed by the Board or any committee thereof and, as such, is entitled to receive up to 100% of the value of his annual base salary in the form of options granted under the Option Plan. The terms of Mr. Lévesque’s employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation agreed to provide a limited annual stipend to Mr. Lévesque with respect to tax advice, medical expenses which would not be covered under the Corporation’s group benefit plan, or any other ancillary matter. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause at any time. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% on his then annual base salary.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his then annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% on his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding the date of his termination. All of his unvested options will also become vested. Mr. Lévesque is entitled to terminate his employment agreement at his sole discretion within twelve (12) months following the occurrence of a “Change of Control” of the Corporation. In such circumstance, Mr. Lévesque will be entitled to receive (i) 100% of his then annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding the date of his termination. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation. A “Change of Control” is also defined as a change in the majority of the individuals composing the Board of Directors at the date of execution of Mr. Lévesque’s employment agreement (“Incumbent Board”); provided, however, that any individual becoming a member of the Board of Directors subsequent to the date of execution of Mr. Lévesque’s employment agreement whose election or nomination for election was approved by a vote of at least a majority of the directors then comprising the Board of Directors will be considered as though such member were part of the Incumbent Board and will not constitute a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	1,728,626	Nil	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	2,377,709	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	1,188,855	Nil	Nil

Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of any event set forth in this table, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where all of his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each vested option as at that date. As at November 30, 2023, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(2)	Mr. Lévesque does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2023, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(4)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each option he holds as at that date. As at November 30, 2023, none of the options held by Mr. Lévesque had an exercise price inferior to the closing price of the Common Shares on the TSX.

Philippe Dubuc

Senior Vice President and Chief Financial Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016. Mr. Dubuc’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Board, and the payment of an annual bonus of up to 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Dubuc is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Dubuc’s employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

On July 27, 2023, Mr. Dubuc’s employment agreement was amended to provide new termination terms. Under the new terms, if the Corporation terminates Mr. Dubuc’s employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Dubuc will be entitled to receive an amount equal to (i) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Dubuc has less than 10 years of service upon termination of his employment agreement; or 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Dubuc has 10 years or more of service upon termination of his employment agreement. Mr. Dubuc will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Dubuc’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, or if Mr. Dubuc decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Dubuc will be entitled to receive an amount equal to (i) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Dubuc has less than 10 years of service upon termination of his employment agreement; or (ii) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Dubuc has 10 years or more of service upon termination of his employment agreement. All of his unvested options will also become vested. Mr. Dubuc will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation. In Mr. Dubuc’s agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	697,717	Nil	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	697,717	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	697,717	Nil	Nil

Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each vested option as at that date. As at November 30, 2023, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(2)	Mr. Dubuc does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2023, As at November 30, 2023, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(4)

In the event of a Change of Control, all of Mr. Dubuc’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each option he holds as at that date. As at November 30, 2023, none of the options held by Mr. Dubuc had an exercise price inferior to the closing price of the Common Shares on the TSX.

Christian Marsolais

Senior Vice President and Chief Medical Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007. His agreement was subsequently amended on May 23, 2012, and July 17, 2012. An amended and restated employment agreement was entered into on December 21, 2012, between Mr. Marsolais and the Corporation. The amended and restated employment agreement was entered into to reflect Mr. Marsolais’ new position as Senior Vice President, Medical Affairs, to set its targeted bonus rate at 40%, to revise and add new restrictive covenants in favour of the Corporation and to amend his severance payment conditions in the event the Corporation terminates his employment without just and sufficient cause. Mr. Marsolais’ employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus of up to 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Marsolais is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Marsolais’ employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

On July 28, 2023, Mr. Marsolais’ employment agreement was further amended to provide new termination terms. Under the new terms, if the Corporation terminates Mr. Marsolais’ employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Marsolais will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. Mr. Marsolais will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Marsolais’ employment without just and sufficient cause occurring within 24 months of such “Change of Control”, or if Mr. Marsolais decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Marsolais will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. All of his unvested options will also become vested. Mr. Marsolais will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation. In Mr. Marsolais’ agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement(3)	Nil	15,577	2,512

Termination of Employment without Just Cause (3)	949,390	15,577	2,512

Termination of Employment without Just Cause in the event of a Change of Control(4)	949,390	15,577	2,512

Voluntary Resignation in the event of a Change of Control(4)	949,390	15,577	2,512

Voluntary Resignation(3)	Nil	15,577	2,512

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each vested option as at that date. As at November 30, 2023, 31,250 options with an exercise price of CAD 1.52 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2023 (1,578) by the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2023, 31,250 options with an exercise price of CAD 1.52 were vested.

(4)

In the event of a Change of Control, all of Mr. Marsolais’ options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each option he holds as at that date. As at November 30, 2023, 31,250 options with an exercise price of CAD 1.52 were vested.

John Leasure

Global Commercial Officer

The Corporation, through its wholly-owned subsidiary Theratechnologies U.S., Inc. (“Thera US”), entered into an employment agreement with Mr. John Leasure on March 23, 2021, for an indeterminate term. Effective April 11, 2022, the Corporation entered into a new employment agreement (“2022 Agreement”) with Mr. Leasure for an indeterminate term. Under the terms of the 2022 Agreement, Mr. Leasure acts as Global Commercial Officer of the Corporation and of all of the Corporation’s subsidiaries. Mr. Leasure is entitled to receive an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus set at 40% of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. The payment of an annual bonus is subject to clawback provisions requiring Mr. Leasure to repay to the Corporation the last bonus received in the event of violations of certain U.S. Food and Drug Administration rules or other laws applicable to the commercialization of pharmaceutical products in the United States. Under the terms of the 2022 Agreement, Mr. Leasure is also entitled to participate in equity-based incentive plans that the Corporation may implement from time to time. The 2022 Agreement provides that he is entitled to receive a number of stock options of the Corporation, if and when granted by the Board of the Corporation under the Option Plan, representing a target value between 20% to 45% of his annual base salary. The Corporation agreed to match on a dollar-for-dollar basis the funding by Mr. Leasure’s Canadian registered retirement savings plan up to an amount equal to 50% of the maximum annual contribution allowed under Canadian applicable laws. Mr. Leasure is entitled to participate in Thera US’ social benefits comprised of disability and death-in-service benefits and health insurance. The 2022 Agreement contains non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. Mr. Leasure is entitled to terminate the 2022 Agreement at will upon thirty (30) days prior written notice to the Corporation.

On July 31, 2023, the 2022 Agreement was amended to provide new termination terms. Under the new terms, if the Corporation terminates Mr. Leasure’s employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Leasure will be entitled to receive an amount equal to (i) 12 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 12-month period if Mr. Leasure has less than 5 years of service upon termination of his employment agreement (ii) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Leasure has less more than 5 years but less than 10 years of service upon termination of his employment agreement; or (ii) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Leasure has 10 years or more of service upon termination of his employment agreement. Mr. Leasure will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Leasure’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, or if Mr. Leasure decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Leasure will be entitled to receive an amount equal to (i) 12 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 12-month period if Mr. Leasure has less than 5 years of service upon termination of his employment agreement, (ii) 18 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for an 18-month period if Mr. Leasure has more than 5 years but less than 10 years of service upon termination of his employment agreement; or (iii) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period if Mr. Leasure has 10 years or more of service upon termination of his employment agreement. All of his unvested options will also become vested. Mr. Leasure will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In Mr. Leasure’s agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	463,761	Nil	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	463,761	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	463,761	Nil	Nil

Voluntary Resignation(3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2023, on the Nasdaq ($1.58) and the exercise price of each vested option as at November 30, 2023. As at November 30, 2023, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

(2)	Mr. Leasure does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2023, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

(4)

In the event of a Change of Control, all of Mr. Leasure’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023, on the Nasdaq ($1.58) and the exercise price of each option he holds as at that date. As at November 30, 2023, none of the options held by Mr. Leasure had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

Jocelyn Lafond

General Counsel and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Lafond on March 29, 2007, and an amendment was subsequently entered into on July 5, 2012, to change some of the termination terms. Additional amendments were then entered into on July 2027, 2023, and December 15, 2023, to further amend the termination terms of Mr. Lafond’s employment and to increase his annual bonus target rate to 40% from 33.33% beginning in the 2024 fiscal year of the Corporation. Mr. Lafond’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus of up to 40% (33.33% in the 2023 fiscal) of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Lafond is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Lafond’s employment agreement contain non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

On July 27, 2023, an amendment to the termination terms of Mr. Lafond’s employment agreement was entered into. Under the new terms, if the Corporation terminates Mr. Lafond’ employment without just and sufficient cause or further to an internal reorganization (but excluding after a “Change of Control”), Mr. Lafond will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. Mr. Lafond will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lafond’s employment without just and sufficient cause occurring within 24 months of such “Change of Control”, or if Mr. Lafond decides to terminate his employment agreement at his sole discretion 24 four months following the occurrence of a “Change of Control” of the Corporation, Mr. Lafond will be entitled to receive an amount equal to (i) 24 months of his annual base salary plus an amount equal to 100% of his annual bonus target, calculated at a rate of 40% on his then annual base salary for a 24-month period. All of his unvested options will also become vested. Mr. Lafond will not be entitled to receive any payment related to the value of any security-based compensation and social benefits received while employed with the Corporation. In Mr. Lafond’s agreement, a “Change of Control is defined as (i) the acquisition by a third party, acting alone or in concert with one or more persons, regardless of its structure, of 40% or more of the outstanding voting securities of the Corporation, or (ii) a transaction resulting in (x) the shareholders of the Corporation no longer holding more than 60% of the outstanding voting securities of the Corporation post-transaction, or (y) post-transaction, the board of directors of the company resulting from this transaction no longer being comprised of a majority of the directors who were then acting as directors prior to the transaction; or (iii) a change in the composition of the board of directors of the Corporation occurring, without the approval by a majority vote of the directors comprising the board of directors of the Corporation prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of the Corporation, and which results in the board of directors of the Corporation no longer being comprised of a majority of the directors of the Corporation who sat as directors immediately prior to such meeting or resolution; or (iv) a sale or the grant of an exclusive license related to all or substantially all of the assets of the Corporation which represents more than 75% of the assets disposed of calculated as at the date of the last financial year preceding such sale or out-licensing or more than 75% of the revenues generated by the Corporation during the last financial year preceding such sale or out-licensing.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	12,244	1,990

Termination of Employment without Just Cause (3)	677,098	12,244	1,990

Termination of Employment without Just Cause in the event of a Change of Control(4)	677,098	12,244	1,990

Voluntary Resignation in the event of a Change of Control(4)	677,098	12,244	1,990

Voluntary Resignation(3)	Nil	12,244	1,990

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 30, 2023 on the TSX (CAD 2.15) and the exercise price of each vested option as at November 30, 2023. As at November 30, 2023, 26,250 options with an exercise price of CAD 1.52 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2023 (1,250) by the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2023, 26,250 options with an exercise price of CAD 1.52 were vested.

(4)

In the event of a Change of Control, all of Mr. Lafond’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 30, 2023 (CAD 2.15) and the exercise price of each option he holds as at that date. As at November 30, 2023, 26,250 options with an exercise price of CAD 1.52 were vested.

C.	Board Practices.

See “Item 6A – Directors and Senior Management” of this Annual Report for information regarding the term of office of our directors and Executive Officers and the period during which each of them has served in that office.

In the event any of our directors resign from the Board or is not reelected, they are not entitled to receive any benefit, other than the right to redeem their DSUs under the DSU Plan and to exercise their options under the Option Plan. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change of Control Provisions” for a summary of our Executive Officers Employment Agreements.

We have entered into a consulting agreement with JP Arena Regulatory Consulting, LLC (“JP Arena Agreement”), a company wholly owned by Joseph Arena. Under the JP Arena Agreement, JP Arena Regulatory Consulting, LLC provides the services of Joseph Arena to act as a director of the Company. The annual retainer fee payable in cash to Joseph Arena is made to JP Arena Regulatory Consulting, LLC. All DSUs or options granted pursuant to the DSU Plan or the Option Plan are issued to Joseph Arena, personally.

Committees of the Board of Directors

Our Board of Directors currently has three (3) committees: an audit committee (“Audit Committee”), the Compensation Committee, and a nominating and corporate governance committee (“Corporate Governance Committee”). Each of these committees has adopted charters describing their mandates, roles and functions. These charters are available on our website at www.theratech.com and have been attached as exhibits to this Annual Report. All of the members of these committees are independent directors, are appointed annually by our Board of Directors and carry out their mandate until the next annual meeting of shareholders or until they resign. In August 2023, a financing committee (“Financing Committee”) was created to assist management with, and to review, financing alternatives available to the Company in relation to the Marathon Credit Agreement. The Financing Committee was comprised of four (4) independent directors and was dissolved on December 15, 2023.

Audit Committee

The Audit Committee is currently composed of three independent directors, namely, Mr. Alain Trudeau, who acts as the Chair, Gérald A. Lacoste and Frank Holler. All of our Audit Committee’s members are financially literate. The Board of Directors has determined that Mr. Alain Trudeau meets the “Audit Committee financial expert” criteria prescribed by the SEC. The Audit Committee members are scheduled to meet without Executive Officers being present on a regular basis.

The Audit Committee is responsible for assisting our Board of Directors to oversee the followings:

–  the integrity of the Corporation’s financial statements and information related thereto;

–  the Corporation’s internal control system;

–  the appointment and performance assessment of our external auditors; and

–  the Corporation’s risk management matters.

The Audit Committee reviews our annual and quarterly consolidated financial statements, as well as our annual and quarterly MD&A, approves our quarterly consolidated financial statements and MD&A related thereto, reviews and discusses with our Executive Officers and external auditors major issues regarding accounting principles and financial statement presentations as well as major issues relating to the adequacy of our internal controls systems. The Audit Committee is also responsible to supervise the performance of our external auditors, recommend to the Board of Directors the compensation to be paid to our external auditors, to approve all services which are non-audit services, together with the costs therefor, and to oversee the most important risks faced by the Corporation and make recommendations to the Board of Directors with respect thereto as well as on measures that could be implemented to reduce those risks.

Compensation Committee

The Compensation Committee is currently composed of three independent directors, namely Mrs. Dale Weil who acts as Chair, Mr. Andrew Molson and Mr. Joseph Arena.

The Compensation Committee is responsible for assisting the Board of Directors to oversee the followings:

–  the compensation of the Executive Officers;

–  the assessment of the Executive Officers;

–  the compensation of directors and members of committees;

–  stock option grants; and

–  overall increase in total compensation.

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

Corporate Governance Committee

The Corporate Governance Committee is currently composed of four independent directors, namely Mr. Gérald A. Lacoste, who acts as the Chair, Mr. Andrew Molson, Mrs. Dawn Svoronos and Mrs. Dale Weil.

The Corporate Governance Committee is responsible for assisting the Board of Directors to oversee the followings:

–  recruiting candidates for the Board;

–  reviewing the size, composition and function of the Board;

–  the orientation and education of directors; and

–  governance.

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

As at November 30, 2023, we had a total of 58 employees in Canada, 42 employees in the United States and 3 employees in Ireland. All of our employees are engaged in the following activities: (i) 31 in administration, (ii) 20 in regulatory and medical, (iii) 39 in commercialization, including marketing, and (iv) 13 in research and development functions. None of our employees are unionized. We believe the relations with our employees are good.

Through Syneos, as a November 30, 2023, we had an additional 6 full-time and 5 part-time persons dedicated to the commercialization of EGRIFTA SV® and Trogarzo® in the United States.

On July 12, 2023 and October 24, 2023, the Corporation announced a reduction of positions. The cumulative number of positions reduced was 42.

E.	Share ownership

See “Item 6A – Directors and Senior Management” of this Annual Report for additional information on the share ownership and details on the number of options and DSUs held by our directors and Executive Officers.

As of the date of this Annual Report, the total number of Common Shares held by our directors and Executive Officers amounted to 560,277, which represented 1.22% of our issued and outstanding Common Shares.

See “Item 6B – Compensation” of this Annual Report for a description of the Option Plan and DSU Plan.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

On November 30, 2023, the Board of Directors of the Corporation adopted a compensation recovery policy (“Clawback Policy”) in compliance with Nasdaq Rule 5608. The Clawback Policy is effective for “Incentive Compensation” paid to Executive Officers on and after October 2, 2023.

The Clawback Policy is administered by the Compensation Committee which has authority to interpret, issue and revoke rules and construe the Clawback Policy.

The Clawback Policy is binding and enforceable against all Executive Officers and provides that the Corporation will recover, recoup, cancel or forfeit reasonably promptly from Executive Officers the amount of “Erroneously Awarded Compensation” in the event the Corporation is required to prepare a “Restatement”.

The Compensation Committee has discretion in determining the manner and method for recovering Erroneously Awarded Compensation, including (i) seeking recovery or reimbursement of any cash (including bonus or retention awards) and equity-based award made to the Executive Officer, (ii) cancelling or offsetting against any contractually required or planned future cash (including bonus or retention awards) or equity-based awards made to the Executive Officer, (iii) requiring the forfeiture of or cancelling of any previously-granted or awarded cash (including bonus or retention awards) or equity-based awards made to the Executive Officer, or (iv) offsetting, requiring the forfeiture of or cancelling amounts paid or to be paid in severance to the Executive Officer pursuant to any severance or similar policy of the Corporation. The Clawback Policy provides for limited exceptions under which the Compensation Committee may omit to recover Erroneously Awarded Compensation.

Under the Clawback Policy, the term “Incentive Compensation” means any compensation, cash or equity, that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, such as a measure based on or derived from the financial statement of the Corporation.

Under the Clawback Policy, the term “Erroneously Awarded Compensation” means the amount of Incentive Compensation received by an Executive Officer that exceeds the amount of Incentive Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated performance metrics and/or restated financial statements or information.

Under the Clawback Policy, the term “Restatement” means, among other things, an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws.

The adoption of the Clawback Policy is in addition to, and not in substitution for, the clawback provision contained in the Option Plan.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Based on information publicly available as of February 15, 2024, on EDGAR (www.sec.gov/edgar), the following table provides information on the major shareholders of the Company that are the beneficial owners of, or have control over, 5% or more of the Common Shares. No major shareholder has different voting rights.

Names of shareholders	Number of Common Shares	Percentage of Common Shares
Investissement Québec	9,118,184	19.8%
Soleus Capital Master Fund, L.P.(1)	4,801,376	10.4%
AIGH Capital Management, LLC	3,719,302	8.1%
Nantahala Capital Management, LLC	2,682,228	5.8%

(1)

Soleus Capital Master Fund, L.P. (“Soleus”) reported holding 2,199,781 Common Shares on February 14, 2023, or approximately 9.03% of the then issued and outstanding Common Shares. Soleus reported holding 2,031,477 Common Shares on November 14, 2023, or approximately 8.3% of the then issued and outstanding Common Shares. Soleus reported holding 1,923,021 Common Shares on February 10, 2022, or approximately 7.9% of the then issued and outstanding Common Shares. Soleus reported holding 1,468,846 Common Shares on February 23, 2021, or approximately 6.03% of the then issued and outstanding Common Shares.

The following table indicates as of December 31, 2023, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held by U.S. holders of record and the percentage of Common Shares held by U.S. holders of record. This table does not indicate beneficial ownership of Common Shares.

Total number of holders of record(1)	Total number of Common Shares issued and outstanding	Number of U.S holders of record	Number of Common Shares held by U.S. holders of record (2)	Percentage of Common Shares held by U.S. holders of record
19	45,980,019	2	13,918,352	30.27%

(1)	A holder of record is a shareholder whose Common Shares are registered in his name in the Corporation’s share register.

(2)

The computation of the number of Common Shares held in the U.S. is based upon the number of registered holders of record with U.S. addresses. U.S. residents may beneficially own Common Shares owned of record by non-U.S. residents.

The Corporation is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

To our knowledge, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Corporation.

B.	Related party transactions.

No material related party transactions have occurred since the beginning of our last fiscal year or as at February 20, 2024.

None of our directors and Executive Officers or persons who held such positions during the fiscal year ended November 30, 2023 is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries at any time during the fiscal year ended November 30, 2023 or as at February 20, 2024.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18 – Financial Statements” of this Annual Report for certain other information required by this Item.

Item 9. The Offer and Listings

A.	Offer and listing details.

Not applicable, except for Item 9A(4). Our Common Shares are listed and posted for trading on the TSX and on the Nasdaq under the symbol “TH” and “THTX”, respectively. See “Item 10B – Memorandum and Articles of Association – Rights, Preference and Restrictions” of this Annual Report for a description of the rights attached to our Common Shares.

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Common Shares are listed and posted for trading on the TSX and on the Nasdaq under the symbol “TH” and “THTX”, respectively.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

Incorporation

We are governed by our articles of incorporation (“Articles”), under the QBCA, and by our general by-laws (“By-laws”). Our Articles and By-laws can be found on our website (www.theratech.com) under the tab “Investors -Corporate Governance – Documents & Charters” and under the heading “Corporate Documents”.

Objects and Purposes

Our Articles and By-laws do not define any of the Corporation’s objects and purposes. In that respect, the Corporation has no limit on the type of business it can carry out.

Directors

Our Articles do not contain any provision regarding: (a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (b) a director’s power in the absence of an independent quorum, to vote compensation to itself or any members of the committees of the Board of Directors; (c) borrowing powers exercisable by the directors and how such powers can be varied; (d) retirement or non-retirement of directors under an age limit requirement; and (e) number of shares, if any, required for a director’s qualification. However, our By-laws provide that a director shall avoid placing himself/herself in a situation where his/her personal interest would conflict with his/her obligations as a director of the Corporation. If such is the case, our By-laws provide that he/she must declare to the Corporation any interest he/she has in an enterprise or other entity that may place him/her in a situation of conflict of interest. Our By-laws do not prohibit a director from acquiring rights in the Corporation’s property or from entering into contracts with the Corporation on the condition that he/she immediately informs the Corporation of such fact by indicating any interest he/she has in an enterprise or other entity that may place him/her in a situation of conflict of interest. A director who is interested in an acquisition of property from the Corporation or a contract with the Corporation must abstain, unless required, from the discussion and voting on the question. However, the foregoing does not apply to questions regarding the remuneration or directorship of a director. Furthermore, the By-laws state that an interested director must leave the meeting while the Board of Directors discusses and votes on such acquisition or contract if requested by the Chair of the Board of Directors or any director. The same rule is applicable to any director who has an interest in an offeror making an offer to purchase the Common Shares of the Corporation by way of a take-over bid while the Board of Directors discusses and votes on such offer.

The quorum at every meeting of the Board of Directors has been set to the majority of the directors in office, with a minimum of three (3). Our By-laws require that a quorum be present for the entire duration of the meeting. As a result of the foregoing, in the absence of a quorum, a director has no power to make any decision regarding, among other things, compensation to himself/herself or to any member of the committees of the Board of Directors. Our By-laws provide that the directors may borrow money upon the credit of the Corporation.

Our By-laws do not contain any requirements with respect to a mandatory retirement age for our directors and the number of shares required for directors’ qualifications. However, in December 2010, the Board adopted the Shareholding Policy for its directors and Executive Officers. See “Item 6A – Directors and senior management – Directors and Executive Officers Shareholding Policy” of this Annual Report for a description of the Shareholding Policy.

The Board has adopted a formal retirement policy in the context of its succession planning process. Under this policy, directors who are not employees of the Corporation who reach the age of 75 or who have been acting as directors for fifteen (15) consecutive years may not be nominees for re-election at the subsequent annual meeting of shareholders. Mr. Gérald A. Lacoste is grandfathered from this policy.

Our By-laws contain a framework in relation to the nomination of directors of the Corporation (“Advance Notice By-Law”). The Advance Notice By-law fixes a deadline by which director nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders and specifies the information that a shareholder must include in the notice. Pursuant to the Advance Notice By-law, notices must be made, not less than thirty days (30) prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (“Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice by the nominating shareholders must be made not later than the close of business on the fifteenth (15th) day following the date on which the first public announcement of the date of the meeting was made.

Description of Capital

We are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

Rights, Preference and Restrictions

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

Shareholder Meetings

Our By-laws provide that the annual meeting of shareholders of the Corporation must be held on a yearly basis on such date and on such time as may be fixed by the Board of Directors. However, under the rules and regulations of the TSX, annual general meetings must be held within six (6) months of the fiscal year-end of a listed issuer.

Our By-laws provide that special meetings of shareholders may be called at any time as determined by the Board of Directors, the Chair of the Board of Directors or the President and Chief Executive Officer of the Corporation. Our shareholders are entitled to call special general meetings of shareholders provided that they hold at least 10% of the issued and outstanding classes of shares entitled to vote at the meeting so called.

Our By-laws provide that notice of each annual and special meeting of shareholders must be sent to the shareholders entitled to attend such meetings at least twenty-one (21) days prior to the date fixed for such meeting. The only persons entitled to assist to a meeting of shareholders are the shareholders themselves, unless this requirement is waived by the Chair of the meeting at the beginning of each meeting.

Our By-laws provide that one or more persons present in person or duly represented and holding not less than 10% of the shares giving the right to vote at a meeting constitute the quorum.

Limitations on Rights to Own Securities

Neither Canadian law nor our Articles or By-laws limit the right of a non-resident to hold or vote our Common Shares, other than as provided in the Investment Canada Act (“Investment Act”).

The Investment Act requires any person that is a “non-Canadian” (as defined in the Investment Act) who acquires “control” (as defined in the Investment Act) of an existing Canadian business to file either a pre-closing application for review or a post-closing notification with Innovation, Science and Economic Development Canada.

As of the date hereof, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CA$1.326 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds CA$1.989 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

As such, under the Investment Act, the acquisition of control of us (either through the acquisition of our Common Shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor or a trade agreement investor, including a U.S. investor, would be reviewable only if the enterprise value of our assets exceeds the specified threshold for review.

Where the acquisition of control is a reviewable transaction, the Investment Act generally prohibits the implementation of the reviewable transaction unless, after review, the relevant Minister is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada.

The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of “control” of that entity. The acquisition of less than a majority but one-third or more of the total number of votes attached to all of the voting shares of a corporation or of an equivalent undivided ownership interest in the total number of votes attached to all of the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the total number of votes attached to all of the voting shares of a corporation is deemed not to be acquisition of control of that corporation subject to certain discretionary rights relative to investments involving state-owned enterprises. Other than in connection with a “national security” review, discussed below, certain transactions in relation to our Common Shares would be exempt from the Investment Act including:

●	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●

the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act, if the acquisition is subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and

●

the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of our voting interests, remains unchanged.

Under the national security regime in the Investment Act, review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada”. The relevant test is whether such an investment by a non-Canadian could be “injurious to national security”. The Minister of Innovation, Science and Economic Development has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

Change in Control

Our By-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Corporation. However, the Corporation has a shareholder rights plan in place which could act as a deterrent to acquire the control of the Corporation. See ‘Item 10B -Memorandum of Articles of Association - Shareholder Rights Plan” below.

Shareholder Rights Plan

On March 3, 2022, the Board approved the amendment and renewal of the Corporation’s Shareholder Rights Plan and, on April 6, 2022, the Corporation and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (“Rights Plan”) which was subsequently ratified by the shareholders on May 9, 2022.

The original Shareholder Rights Plan was adopted by the Board on February 10, 2010 and ratified by the shareholders on March 25, 2010. It was first renewed on February 21, 2013 and ratified by the shareholders on May 24, 2013 and subsequently renewed on April 15, 2016 and April 10, 2019 and ratified by shareholders on May 17, 2016 and May 15, 2019.

Purpose of the Rights Plan

The purpose of the Rights Plan is to ensure equal treatment of shareholders and to give adequate time for shareholders to properly assess the merits of a bid without undue pressure, and to allow competing bids to emerge. The Rights Plan is designed to give the Board time to consider alternatives, allowing shareholders to receive full and fair value for their shares. The Rights Plan was not renewed by the Board in response to any acquisition proposal and is not designed to secure the continuance in office of the current management or the directors of the Corporation. The renewal of the Rights Plan does not in any way lessen the duties of the directors to fully and fairly examine all bids which may be made to acquire the Common Shares of the Corporation and to exercise such duties with a view to the best interest of the shareholders and the Corporation.

Under Canadian securities legislation, a takeover bid generally means an offer to acquire voting or equity voting shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares of that class.

Under the legislative framework for takeover bids in Canada, as amended on May 9, 2016, shareholders may not be treated equally if an important number of Common Shares is acquired pursuant to a private agreement in which a small group of shareholders or a shareholder dispose of their Common Shares at a premium to market price, which premium is not shared with the other shareholders of the Corporation. In addition, a person may gradually accumulate Common Shares through stock exchange acquisitions which results in an acquisition of control of the Corporation, without payment of fair value for control or a fair sharing of a control premium amongst all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the Common Shares of the Corporation, ensuring that shareholders receive equal treatment.

The Rights Plan also addresses the use of “hard” lock-up agreements, whereby shareholders commit to tender their Common Shares to a takeover bid in lock-up agreements which are either irrevocable or revocable but subject to restrictive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of lock-up shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the takeover bid rules. The Rights Plan is designed to prevent these lock-up agreements that are not in the best interest of the Corporation and its shareholders and to encourage bidders to structure lock-up agreements so as to provide the locked-up shareholders reasonable flexibility to terminate such agreements to deposit their shares to a higher value bid or support another transaction offering greater value.

The issue of rights (“Rights”) will not in any way adversely alter the financial condition of the Corporation and will not change the way in which shareholders trade their Common Shares. However, by permitting holders of Rights other than an “Acquiring Person” (as defined below) to acquire additional Common Shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Common Shares other than by way of a “Permitted Bid” (as defined below). A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

The Corporation has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans and believe that the Rights Plan preserves the fair treatment of shareholders, is consistent with best Canadian corporate practices and addresses institutional investor guidelines.

Terms of the Rights Plan

The following is a summary of the principal terms of the Rights Plan and is provided subject to the terms and conditions thereof. A complete copy of the Rights Plan has been filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Issue of Rights

In order to implement the rights plan in 2010, the Board authorized the Corporation to issue one right in respect of each Common Share outstanding as of 6:00 p.m. (Montreal time) on March 25, 2010 (“Record Time”). One Right was also issued with each Common Share issued after March 25, 2010, and one Right will also continue to be issued and attached to each subsequently issued Common Share if the Rights Plan is approved by shareholders at the Meeting.

Rights-Exercise Privilege

The Rights will be separate from the Common Shares to which they are attached and will become exercisable at the time (“Separation Time”) that is ten (10) business days after the earlier of: (i) the first date of public announcement that an “Acquiring Person” (as defined below) has become such; (ii) the date of commencement of, or first public announcement in respect of, a takeover bid which will permit an offeror to hold 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (“Permitted Bid” as defined below); (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid; or (iv) such other date as may be determined in good faith by the Board.

The acquisition permitting a person (“Acquiring Person”), including others acting jointly or in concert with such person, to hold 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of a public announcement (“Common Share Acquisition Date”) by the Corporation or an Acquiring Person that an Acquiring Person has become such will become null and void upon the occurrence of a Flip-in Event. Ten (10) trading days (or such longer period as may be required to satisfy the requirements of applicable securities laws) after the occurrence of the Common Share Acquisition Date, each Right (other than those held by the Acquiring Person) will permit the holder to purchase for the exercise price that number of Common Shares determined as follows: a value of twice the exercise price divided by the “Market Price” (defined under the Rights Plan as being the average weighted trading price per Common Share for the 20 consecutive trading days through and including the trading day immediately preceding the relevant date) on the Common Share Acquisition Date. The exercise price under the Rights Plan has been set to three (3) times the Market Price.

Upon the occurrence of a Flip-in Event and the separation of the Rights from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of the Corporation whereby such shareholders agree to tender their Common Shares to the takeover bid (“Lock-up Bid”) without a Flip-in Event occurring. Any such agreement must be made available to the public and must permit or must have the effect to permit the shareholder to withdraw the Common Shares to tender to another takeover bid or to support another transaction that exceeds the value of the Lock-up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time (or, if issued in book entry form, by the book entry form registration for the associated Common Shares). Rights are also attached to Common Shares outstanding on the Record Time, although share certificates will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates (or separate book entry registration), which will be transferable and traded separately from the Common Shares.

“Permitted Bid” Requirements

A “Permitted Bid” is a takeover bid that does not trigger the exercise of Rights. A “Permitted Bid” is a bid that aims to acquire shares which, together with the other securities beneficially owned by the bidder, represent not less than 20% of the outstanding Common Shares and satisfies the following requirements:

(i)	the bid is made by means of a takeover bid circular;

(ii)	the bid must be made to all holders of Common Shares;

(iii)

the bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

(iv)

Common Shares and/or Convertible Securities tendered pursuant to the bid may not be taken up prior to the expiry of the period referred to in paragraph (iii) above and only if at such time more than 50% of the Common Shares and/or Convertible Securities held by the shareholders other than the bidder, its associates and affiliates, and persons acting jointly or in concert with such persons (“Independent Shareholders”), have been tendered pursuant to the bid and not withdrawn;

(v)

if more than 50% of the Common Shares and/or Convertible Securities held by Independent Shareholders are tendered to the bid within the 105-day period, the bidder must make a public announcement of that fact and the bid must remain open for deposits of shares for an additional ten (10) business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (“Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, as proposed to be amended, it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver and Redemptions

The Board acting in good faith may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a takeover bid made by way of takeover bid circular to all holders of Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares within 14 days or any other period that may be specified by the Board. At any time prior to the occurrence of a Flip-in Event, the Board may, subject to the prior approval of the holders of Common Shares, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per right.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies and pension funds (acting in their capacity as trustees and administrators) acquiring shares permitting them to hold 20% or more of the Common Shares are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in laws or regulations. Material amendments or supplements to the Rights Plan will require, subject to the regulatory authorities, the prior approval of the shareholders or, after the Separation Time, holders of Rights.

Differences in Corporate Law

We are governed by the QBCA which is generally similar to laws applicable to United States corporations. Below are significant differences between the QBCA and the DGCL, which governs companies incorporated in the State of Delaware. The DGCL was selected as a comparable against the QBCA given that many U.S. companies are incorporated under the DGCL. This summary is not an exhaustive review of the two statutes, and reference should be made to the full text of both statutes for particulars of the differences.

Delaware	Quebec

Number and Election of Directors

Under the DGCL, the board of directors must consist of at least one member. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.

Under the QBCA, the board of directors of a corporation must consist of at least three members, at least two of whom must not be officers or employees of the corporation or an affiliate of the corporation, so long as the corporation remains a “reporting issuer” for purposes of the QBCA, which includes a corporation that has made a distribution of securities to the public. Under the QBCA, directors are elected by the shareholders, in the manner and for the term, not exceeding three years, set out in the corporation’s bylaws. Our By laws provide that our directors are elected at each annual meeting of shareholders and our articles of incorporation provide that directors may appoint one or more directors between such meetings until the close of the next annual meeting of the shareholders, so long as the total number of directors appointed does not exceed thirty-three and one-third percent (33 1/3%) of the number of directors elected at the previous annual meeting of shareholders.

Removal of Directors

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the corporation has a classified board (and the certificate of incorporation does not say otherwise), then such removal can only be for cause, or in certain other circumstances if the corporation has cumulative voting.

Under the QBCA, unless the articles of a corporation provide for cumulative voting (which is not the case for us), shareholders of the corporation may, by resolution passed by a majority of the vote cast thereon at a special meeting of shareholders, remove any or all directors from office and may elect any qualified person to fill the resulting vacancy.

Vacancies on the Board of Directors

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Under the QBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Board of Directors Quorum and Vote Requirements

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one-third the number of directors, but no less.

Under the QBCA, subject to the corporation’s bylaws, a majority of the directors in office constitutes a quorum at any meeting of the board. Our By laws also provide that a majority of the directors in office, although no less than three, constitutes a quorum at any meeting of the board.

Under the DGCL, the board of directors may take action by the majority vote of the directors present at a meeting at which a quorum is present unless the certificate of incorporation or bylaws require a greater vote.

Under the QBCA, a quorum of directors may exercise all the powers of the directors despite any vacancy on the board.

Transactions with Directors and Officers

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Under the QBCA, every director or officer of a corporation must disclose the nature and value of any interest he or she has in a contract or transaction to which the corporation is a party. For the purposes of this rule, “interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision-making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction. In addition, a director or an officer must disclose any contract or transaction to which the corporation and any of the following are a party: (i) an associate of the director or officer; (ii) a group of which the director or officer is a director or officer; or (iii) a group in which the director or officer or an associate of the director or officer has an interest. Such disclosure is required even for a contract or transaction that does not require approval by the board of directors. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve, amend or terminate the contract or transaction or be present during deliberations concerning the approval, amendment or termination of such contract or transaction, unless the contract or transaction (i) relates primarily to the remuneration of the director or an associate of the director as a director or an affiliate of the corporation, or, if the corporation is not a reporting issuer, as an officer, employee or mandatory of the corporation or an affiliate of the corporation, (ii) is for indemnity or liability insurance under the QBCA, or (iii) is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate. If a director or officer does not disclose his or her interest in accordance with the QBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the QBCA, the corporation or a shareholder may ask the court to declare the contract or transaction null and to require the director or officer to account to the corporation for any profit or gain realized on it by the director or officer or the associates of the director or officer, and to remit the profit or gain to the corporation, according to the conditions the court considers appropriate. However, the contract or transaction may not be declared null if it was approved by the board of directors and the contract or transaction was in the interest of the corporation when it was approved, nor may the director or officer concerned, in such a case, be required to account for any profit or gain realized or to remit the profit or gain to the corporation. In addition, the contract or transaction may not be declared null if it was approved by ordinary resolution by the shareholders entitled to vote who do not have an interest in the contract or transaction, the required disclosure was made to the shareholders before the transaction was approved and the contract or transaction was in the best interests of the corporation when it was approved, and if the director or officer acted honestly and in good faith, he or she may not be required to account for the profit or gain realized and to remit the profit or gain to the corporation.

Limitation on Liability of Directors

The DGCL permits indemnification for derivative suits only for expenses (including legal fees) and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Under the QBCA, a corporation must indemnify a director or officer, a former director or officer, a mandatory or any other person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity of another group (who is referred to in this document as an indemnifiable person) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person on the exercise of the person’s functions or arising from any investigative or other proceeding in which the person is involved if (i) the person acted with honestly and loyalty in the interest of the corporation or other group, and (ii) in the case of a proceeding enforceable by a monetary penalty, the person had reasonable grounds for believing the person’s conduct was lawful.

An indemnifiable person may not be indemnified by the corporation if the court determines that the person has committed an intentional or gross fault. In the case of a derivative action, indemnity may be made only with court approval.

Call and Notice of Stockholder Meetings

Under the DGCL, an annual stockholder meeting is held on such date and at such time as designated by or in the manner provided in the bylaws and any stockholders meeting may be held at such place as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors. Special stockholder meetings may be called by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Under the QBCA, an annual meeting of shareholders must be held no later than fifteen months after holding the last preceding annual meeting. Under the QBCA, the directors of a corporation may call a special meeting at any time. In addition, holders of not less than 10 percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

Stockholder Action by Written Consent

Under the DGCL, stockholders may act by written consent without a meeting if they hold outstanding stock that has at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, unless such action is prohibited by the corporation’s certificate of incorporation.

Under the QBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Stockholder Nominations and Proposals

Not applicable.

Under the QBCA, a shareholder entitled to vote at a shareholders’ meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at an annual shareholders’ meeting and, subject to such shareholder’s compliance with the prescribed time periods and other requirements of the QBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the information circular pertaining to any annual meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the corporation at least 90 days before the one year anniversary date of the notice of meeting for the last annual shareholders’ meeting.

In addition, the QBCA requires that any shareholder proposal that includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

Stockholder Quorum and Vote Requirements

Under the DGCL, a quorum for a stock corporation is a majority of the shares entitled to vote at the meeting unless the certificate of incorporation or bylaws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote, except where a separate vote by a class(es) or series is required, in which case a quorum will consist of no less than one-third of the shares of such class(es) or series. Unless the DGCL, certificate of incorporation or bylaws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes of the shares present in person or represented by proxy.

Under the QBCA, unless the bylaws otherwise provide, the holders of a majority of the shares of a corporation entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, constitute a quorum.

Amendment of Governing Instrument

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock, and a majority of the outstanding stock of each class, entitled to vote on such matter, is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of the outstanding shares of a class are entitled to vote as a class on the proposed amendment (whether or not entitled to vote on such matter by the certificate of incorporation), if the amendment would have certain consequences that adversely affect the rights and preferences of such class. If the adverse consequences of the amendment would impact one or more series of any class, but not the entire class, then only the shares of the series being affected by the amendment will be considered a separate class when voting on the proposed amendment.

Amendment of Bylaws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.

Amendment of Articles. Under the QBCA, amendments to the articles of incorporation generally require the approval of not less than two thirds of the votes cast by shareholders entitled to vote on the resolution. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Amendment of Bylaws. Under the QBCA, the directors may, by resolution, make, amend or repeal any bylaws that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the QBCA to submit that action to the shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend that action by simple majority, or ordinary resolution. If the action is rejected by shareholders, or the directors of a corporation do not submit the action to the shareholders at the next meeting of shareholders, the action will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect will he effective until it is confirmed.

Votes on Mergers, Consolidations and Sales of Assets

The DGCL provides that the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the QBCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of the property of a corporation if as a result of such alienation the corporation would be unable to retain a significant part of its business activities, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by “special resolution.”

A “special resolution” is a resolution passed by not less than two-thirds of the votes cast at a shareholders meeting by the shareholders entitled to vote on the resolution or signed by all shareholders entitled to vote on the resolution. In specified cases, a special resolution to approve the extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Dissenter’s Rights of Appraisal

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent to a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.

The QBCA provides that shareholders of a corporation are entitled to exercise dissent rights (called “the right to demand the repurchase of shares”) and to be paid the fair value of their shares in connection with specified matters, including: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the transfer of shares; (iii) an amendment to the corporation’s articles to add. change or remove any restriction upon the businesses or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of the property of the corporation or of its subsidiaries if, as a result of such alienation, the corporation is unable to retain a significant part of its business activity; (vi) a court order permitting a shareholder to exercise his right to demand the repurchase of his shares in connection with an application to the court for an order approving an arrangement proposed by the corporation; (vii) the carrying out of a going-private transaction; and (viii) certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving reorganization or by a court order made in connection with an action for an oppression remedy.

Oppression Remedy

The DGCL does not provide for a similar remedy.

The QBCA provides an oppression remedy (called “rectification of abuse of power or iniquity”) that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to the interests of any securityholder, director or officer of the corporation if an application is made to a court by an “applicant”. An “applicant” with respect to a corporation means any of the following: (i) a present or former registered holder or beneficiary of securities of the corporation or any of its affiliates; (ii) a present or former officer or director of the corporation or any of its affiliates and (iii) any other person who in the discretion of the court has the interest to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of an applicant seeking an oppression remedy, but the applicant may be held accountable for interim costs on final disposition of the complaint (as in the case of a derivative action as described in “Shareholder Derivative Actions” below).

Shareholder Derivative Actions

Under the DGCL, stockholders may bring derivative actions on behalf of, and for the benefit of the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains. A stockholder may not sue derivatively on behalf of the corporation unless the stockholder first makes demand on the corporation that it bring suit and the demand is refused, unless it is shown that making the demand would have been a futile act.

Under the QBCA, an applicant, as described directly above, may apply to a Quebec court for leave to bring an action in the name of, and on behalf of, the corporation or any subsidiary, or to intervene in an existing action to which the corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of the corporation or its subsidiary. Under the QBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: (i) the shareholder has given the required 14-day notice to the directors of the corporation or the subsidiary of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action; (ii) the shareholder is acting in good faith; and (iii) it appears to be in the interests of the corporation or the relevant subsidiary that the action be brought. prosecuted, defended or discontinued.

Under the QBCA, the court in a derivative action may make any order it thinks fit. In addition, under the QBCA, a court may order the corporation or its relevant subsidiary to pay the shareholder’s interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, the shareholder is not required to give security for costs in a derivative action.

Anti-Takeover and Ownership Provisions

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s outstanding voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the time that such stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

While the QBCA does not contain specific anti- takeover provisions with respect to “business combinations”, rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or Multilateral Instrument 61-101, contain requirements in connection with, among other things, “related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term “related party” includes (i) a control person of the corporation, including a person of which the corporation is a control person, (ii) directors and senior officers and (iii) holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

C.	Material contracts.

Other than contracts entered into in the ordinary course of business, the following contracts summarized below are the material contracts that the Company has been a party to for the two years preceding the publication of this Annual Report:

Marathon Credit Agreement

On July 13, 2022, we announced that we had entered into a binding commitment with affiliated funds of Marathon Asset Management providing for a non-dilutive term loan of up to $100 million and, on July 20, 2022, the Company executed the Marathon Credit Agreement. The Marathon Credit Agreement provides for the disbursement of $100 million in four various tranches. As guarantee for the repayment of the loan, the Corporation and each of its subsidiaries have granted a first ranking security interest on all of their assets subject to certain credit card arrangements restrictions. Refer to Note 17 to the Audited Financial Statements and “Item 4A – History and development of the Company – Recent Developments” for further information on the Marathon Credit Agreement.

TaiMed Agreement

On March 18, 2016, we entered into a distribution and marketing agreement with TaiMed granting the Company the exclusive right to market and distribute Trogarzo® in Canada and the United States. On March 6, 2017, we amended and restated the distribution and marketing agreement granting the Company the exclusive rights to commercialize Trogarzo® in the United States and Canada (“North American Territory”), as well as in the European Territory. TaiMed is responsible for the manufacture and supply of Trogarzo® under the TaiMed Agreement. TaiMed kept all rights related to the further development of ibalizumab.

On April 27, 2022, we notified TaiMed pursuant to the terms of the TaiMed Agreement that we were terminating our rights to commercialize Trogarzo® in the European Territory. Such notice of termination became effective on December 15, 2022.

Refer to Notes 3 and 13 of the Audited Financial Statements for more information on the TaiMed Agreement.

MGH License Agreement

On February 3, 2020, we entered into the MGH License Agreement, granting us an exclusive, worldwide, royalty-bearing license under the MGH’s rights to all data, inventions and patents rights, or Proprietary Rights, resulting from the study conducted by the MGH regarding “Tesamorelin effects on liver fat and histology in HIV”. The MGH License Agreement is scheduled to expire on the latest of (i) the date on which all issued patents, if any, and filed patent applications have expired or been abandoned, and (ii) one year after the last sale for which a royalty is due under the MGH License Agreement, unless earlier terminated pursuant to certain customary termination provisions. Refer to Note 26 of the Audited Financial Statements for more information on the MGH License Agreement.

Katana Agreement

We acquired the SORT1+ TechnologyTM platform following the acquisition of all of the issued and outstanding shares of Katana on February 25, 2019.

See “Item 4B – Business Overview – Research and Development Activities – Oncology – SORT1+ Technology™ Platform” and refer to Note 13 of the Audited Financial Statements for more information on the Katana Agreement.

Transfert Plus License Agreement

Under the Transfert Plus License Agreement, we obtained the exclusive worldwide rights to develop, make, have made, use, sell, offer to sell, distribute, commercialize and import the technology related to the technology platform that uses peptides as a vehicle to deliver existing cytotoxic agents to sortilin receptors which are overexpressed on cancer cells. See “Item 4B – Business Overview – Research and Development Activities – Oncology – SORT1+ TechnologyTM Platform” and refer to Note 13 of the Audited Financial Statements for further information on the Transfert Plus License Agreement.

Investor Rights Agreement

On October 31, 2023, in connection with the Concurrent Private Placement, the Corporation entered into the Investor Rights Agreement with Investissement Québec. See “Item 4A – History and Development of the Company – Recent Developments – Public Offering and Concurrent Private Placement” and Note 20 of the Audited Financial Statements for more information on the Investor Rights Agreement.

Employment Agreements

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – Paul Lévesque” of this Annual Report for a summary of Mr. Paul Lévesque’s employment agreement.

The Corporation entered into an employment agreement for an indeterminate term with Mr. Philippe Dubuc on February 24, 2016, as was further amended. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – Philippe Dubuc” of this Annual Report for a summary of Mr. Philippe Dubuc’s employment agreement.

The Corporation entered into an employment agreement for an indeterminate term with Mr. Christian Marsolais on April 13, 2007, as was further amended. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – Christian Marsolais” of this Annual Report for a summary of Mr. Christian Marsolais’ employment agreement.

The Corporation, through Thera US, entered into an employment agreement with Mr. John Leasure on March 23, 2021, for an indeterminate term. Effective April 11, 2022, the Corporation entered into the 2022 Agreement, as was further amended, with Mr. Leasure for an inderminate term. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – John Leasure” of this Annual Report for a summary of Mr. John Leasure’s employment agreement.

The Corporation entered into an employment agreement for an indeterminate term with Mr. Lafond on March 29, 2007, as was further amended. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – Jocelyn Lafond” of this Annual Report for a summary of Mr. Jocelyn Lafond’s employment agreement.

D.	Exchange controls.

Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. However, if dividends are paid to U.S. holders, they will be subject to Canadian withholding tax. See “Item 10 E - Taxation - Canadian Federal Income Tax Considerations - Dividends” for more detail.

E.	Taxation.

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of certain Canadian federal income tax considerations generally applicable to a holder of Common Shares who, at all relevant times, (A) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (“Treaty”), is fully entitled to the benefits of the Treaty, and did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty, and (B) for purposes of the Income Tax Act (Canada) (“Tax Act”), (i) is not a resident, or deemed to be a resident, of Canada; (ii) holds the Common Shares as capital property and as beneficial owner; (iii) deals at arm’s length with the Corporation and is not affiliated with the Corporation; (iv) does not use or hold, and is not deemed to use or hold, such Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares by virtue of employment, and (vi) is not a financial institution, specified financial institution, registered non-resident insurer, authorized foreign bank, exempt entity, partnership or trust (each as defined in the Tax Act) (a “U.S. Holder”). Generally, the Common Shares will be considered to be capital property to a U.S. Holder unless the U.S. Holder holds such securities in the course of carrying on a business or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. This summary is not exhaustive of all Canadian federal income tax considerations. U.S. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on Common Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited by the Corporation to a U.S. Holder that beneficially owns such dividends and qualifies for the full benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. This rate is further reduced to 5% in the case of a U.S. Holder that is a company for purposes of the Treaty that owns at least 10% of the Corporation’s voting shares at the time the dividend is paid or deemed to be paid.

Dispositions of Common Shares

A U.S. Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, such shares generally will not constitute taxable Canadian property of a U.S. Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, the following two conditions are met concurrently:

(i)

the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation; and

(ii)

more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a U.S. Holder for purposes of the Tax Act in certain circumstances.

U.S. Holders who may hold Common Shares that are, or may be, taxable Canadian property should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Treaty, and compliance procedures under the Tax Act, none of which is described in this summary.

Material U.S. Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by U.S. Holders, as defined below. This discussion is not a complete analysis or listing of all of the possible tax consequences to U.S. Holders and does not address all tax considerations that might be relevant to particular U.S. Holders of the Common Shares in light of their individual circumstances or to persons that are subject to special tax rules, such as:

●	banks, insurance companies and certain other financial institutions;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers, dealers or traders in securities, commodities or currencies;

●	tax exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

●	persons that do not hold Common Shares as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“Code”);

●	persons holding the Common Shares as part of an integrated or conversion transaction or a constructive sale or a straddle;

●	persons that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding Common Shares;

●	U.S. expatriates;

●	S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

●	persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States;

●	dealers or traders in securities; or

●	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address any alternative minimum tax rules, U.S. federal estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is:

●	an individual citizen or resident alien of the United States for U.S. federal income tax purposes;

●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable tax regulations (“Treasury Regulations”) issued by the United States Internal Revenue Service (“IRS”), a bureau of the U.S. Treasury Department (“U.S. Treasury”) to be treated as a U.S. person.

If a partnership or other pass through entity is a beneficial owner of Common Shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the entity. Partners (or other owners) of a partnership or other pass through entity that acquires Common Shares should consult with their tax advisors regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Code, existing and proposed Treasury Regulations, judicial decisions, and administrative pronouncements, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences different from those discussed below. In particular, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation; legislation that, if enacted, could be applied on a retroactive or prospective basis, and that could cause the tax consequences to be different than discussed in this summary. We have not requested, and do not intend to request, a ruling or other guidance from the IRS with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any beneficial owner or prospective beneficial owner of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such beneficial owner or prospective beneficial owner is given. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and any applicable non-U.S., tax laws of the acquisition, ownership and disposition of Common Shares. Holders of Common Shares are also urged to carefully review the discussion contained herein under “Canadian Federal Income Tax Considerations.”

Ownership of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Distributions (including the amount of Canadian taxes withheld, if any) paid on Common Shares generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by U.S. Holders when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital up to the U.S. Holder’s tax basis in Common Shares. Any remaining excess distribution generally will be treated as capital gain recognized on a sale or exchange of Common Shares on the day actually or constructively received by the U.S. Holder (as described below under the heading, “Sale or Other Taxable Disposition of Common Shares”). However, the Corporation may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should assume that any distribution with respect to Common Shares will constitute ordinary dividend income.

Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Provided that we are eligible for the benefits of the Canada-U.S. Tax Convention or that the Common Shares are “readily tradable” on a U.S. securities market, dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to qualified dividend income, in each case provided certain holding periods and other conditions are satisfied, including that we will not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.

Foreign Tax Credit

In general, any Canadian withholding tax imposed on dividend payments in respect of Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Common Shares will be treated as foreign-source income, and generally treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of Common Shares in an amount equal to the difference between the U.S. Holder’s tax basis in the Common Shares disposed of and the amount realized on the disposition. Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be capital gain or loss for U.S. federal income tax purposes, and will be long term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is more than one year. In the case of a non-corporate U.S. Holder, long term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company (“PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

●	at least 75% of its gross income is passive income (such as interest income); or

●	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

For purposes of the gross income and gross asset tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). Pursuant to proposed Treasury Regulations, we will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more (by value). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of a partnership, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset. The proposed Treasury Regulations would apply to tax years of U.S. persons that are shareholders in certain foreign corporations beginning on or after the date of publication of the U.S. Treasury decision adopting the proposed Treasury Regulations as final regulations in the Federal Register.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Corporation does not believe that it was a PFIC for its taxable year ended November 30, 2023. There can be no assurance, however, that (i) the IRS could not successfully challenge the Corporation’s PFIC status for any prior tax year; or (ii) the Corporation will not be classified as a PFIC for the current tax year or any prior or future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Corporation.

If we are classified as a PFIC in any year that a U.S. Holder owns any Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns any Common Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes an available Qualified Electing Fund Election (a “QEF Election”) for all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold such U.S. Holder’s Common Shares at their fair market value and any gain from such deemed sale would be subject to the “excess distribution” rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC, a U.S. Holder will be subject to special tax rules for any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (pursuant to proposed Treasury Regulations, including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes an available QEF Election, or (ii) in the case of a U.S. Holder holding our Common Shares, our Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or an available mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated rateably over a U.S. Holder’s holding period for the Common Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

●

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.

In addition, if we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries and to their ownership of the Common Shares.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares. Currently, we do not expect that we would provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.

U.S. Holders also can avoid the PFIC interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded in any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. The Common Shares are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, if the Common Shares remain listed on the Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to whether a mark-to-market election is available or advisable with respect to the Common Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year the Corporation is a PFIC an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS unless the Common Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder’s indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.

Additional Considerations Applicable to Common Shares

Receipt of Foreign Currency

The amount of any distributions on or proceeds on the sale, exchange or other taxable disposition of Common Shares paid to a U.S. Holder in foreign currency, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt, regardless of whether such foreign currency is converted into U.S. dollars at that time. A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Medicare Tax

An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. Holders who are individuals, estates or trusts. Among other items, “net investment income” generally includes gross income from dividends, and certain net gains from sales or other taxable dispositions of Common Shares. Special rules apply to PFICs. U.S. Holders are urged to consult their tax advisors with respect to the Medicare tax and its applicability in their particular circumstances to income and gains in respect of an investment in the Common Shares.

Backup Withholding and Information Reporting

In general, information reporting will apply to payments made through a U.S. paying the Agent or U.S. intermediary to a U.S. Holder other than certain exempt recipients, such as corporations. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. In general, payments to U.S. Holders may be subject to backup withholding, currently at a rate of 24%, if the U.S. Holder fails to provide its taxpayer identification number (generally by providing us with a IRS Form W-9) or otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report (usually on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S.

Holders are urged to consult their own tax advisors regarding IRS Form 8938 and any other information reporting that may be required in connection with their ownership of Common Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.	Dividends and paying agents.

Not applicable

G	Statements by experts.

Not applicable

H	Documents on display.

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

We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+ (www.sedarplus.ca), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system EDGAR.

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

You may read and copy any of our reports and information, including this Annual Report and its Exhibits at, and obtain copies upon payments of prescribed fees from, The Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC on EDGAR (www.sec.gov/edgar). The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Additional information relating to the Corporation may be found on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/edgar)), as well as on our website (www.theratech.com).

I	Subsidiary information.

Information about our subsidiaries is detailed under “Item 4C - Organizational Structure” of this Annual Report.

J.	Annual Report to Security Holders.

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Information relating to quantitative and qualitative disclosures about market risks is detailed in our Audited Financial Statements. Refer to Note 23 of the Audited Financial Statements and “Item 5 - Operating and Financial Review and Prospects” of this Annual Report.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities.

Not applicable

B	Warrants and Rights.

Not applicable

C	Other Securities.

Not applicable

D.	American Depositary Shares.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including our President and Chief Executive Officer, and our Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have evaluated, or caused the evaluation of, under their direct supervision, the design and operating effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure and Rule 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 within the U.S. in Issuer’s Annual and Interim Filings as at November 30, 2023. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have concluded that, as of November 30, 2023, our disclosure controls and procedures were designed and operating effectively.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB. Internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

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

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, concluded that a material weakness existed as described below, and due to this material weakness, the Company’s internal control over financial reporting was not effective as of November 30, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented on a timely basis.

In connection with the Company’s Fiscal 2022 evaluation of internal controls over financial reporting, the follow control deficiency was considered to be a material weakness as of November 30, 2022;

•

The process level controls were ineffective relating to the documentation of the analysis and relating to the monitoring of certain conditions and covenants included in a financing arrangement. This control failure caused ineffective controls over the assessment of going concern uncertainty, including the underlying financial data and assumptions supporting the forecasted financial information utilized to prepare projected cash flows and liquidity requirements to comply with some of the covenants in such financing arrangement.

In Fiscal 2023, the Company’s management team remediated the ineffective controls related to the above-described material weakness. The material weaknesses can now be considered fully remediated at November 30, 2023 as management has concluded, through testing, that these controls are operating effectively.

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, assessed the design and operating effectiveness of our internal controls over financial reporting as of November 30, 2023 based on the criteria established in the “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operating effectiveness of our internal control over financial reporting. Based on that assessment, our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, concluded that as of November 30, 2023, our internal controls over financial reporting were appropriately designed and operating effectively.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm relating to the Company’s internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

Other than the remediation of the material weakness described above, there were no changes in our internal controls over financial reporting that occurred during the period from September 1st, 2023 to November 30, 2023 and the period from December 1, 2022 to November 30, 2023 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Corporation has an Audit Committee comprised of three independent directors, namely: Alain Trudeau, its Chair, Gérald A. Lacoste, and Frank Holler.

All three members of the Audit Committee are independent and financially literate. The board of directors has determined that Mr. Alain Trudeau is the financial expert of the Audit Committee. The SEC has indicated that the designation or identification of Mr. Trudeau as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Trudeau that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or board of directors. See “Item 6.A – Directors and Senior Management” of this Annual Report for the biography of each of the Audit Committee members.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in the Corporation’s financial statements.

Item 16B. Code of Ethics

The Corporation has adopted a code of ethics for all of its directors, officers and employees (“Code of Ethics”).

No waiver from a provision of the Code of Ethics was issued by the Corporation during the Corporation’s most recently completed fiscal year.

The Code of Ethics has been posted on the Corporation’s website and is available at www.theratech.com. The Corporation undertakes to provide to any person without charge, upon request, a copy of the Code of Ethics. In order to obtain such document, a written request must be made to the Corporate Secretary of the Corporation at the following address: 2015 Peel Street, Suite 1100, Montreal, Québec, Canada, H3A 1T8.

Item 16C. Principal Accountant Fees and Services

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2023 and 2022:

Fees	Fiscal year ended November 30, 2023 CAD	Fiscal year ended November 30, 2022 CAD
Audit Fees(1)	599,200	750,615
Audit-Related Fees(2)	51,251	53,865
Tax Fees(3)	173,564	115,293
All other Fees	Nil	Nil

Total:	824,015	919,773

(1)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.

(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.

(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning, including transfer pricing.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Corporation’s external auditors, which pre-approval may be delegated to any member of the Audit Committee. The Corporation also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Corporation’s external auditors for the fiscal year ended November 30, 2023, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable

Item 16G. Corporate Governance

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the Common Shares are listed on Nasdaq. Rule 5615(a)(3) of The Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of The Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

•

Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding Common Shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Rule 5620(c), the Company has elected to follow Canadian practices consistent with the requirements of the TSX and the QBCA.

•

Shareholder Approval Requirement: Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow Canadian practices consistent with the requirements of the TSX and the QBCA.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevents Inspection

Not applicable.

Item 16J. Insider Trading Policies

The Corporation’s insider trading policy (“Insider Policy”) prohibits anyone in possession of material undisclosed information from trading in the securities of the Corporation as well as from disclosing to a third party such material undisclosed information (tipping). The Insider Policy also contains restrictions on all directors and Executive Officers from trading in the Corporation’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled Black-Out Periods usually begins on the day immediately following the end of a fiscal quarter and ends on and includes the first trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent the Corporation from (i) granting stock options and other equity awards to the Corporation’s personnel as part of the yearly operational and planning and budget approval processes, as approved by the Board in accordance with applicable laws and regulations; (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic plan established by the Corporation prior to the relevant periods; and (iii) issuing DSUs to the Corporation’s non-employee directors in accordance with the DSU Plan, as may be amended and/or restated from time to time, and the compensation policies of the Board which may then be in effect.

The Insider Policy contains anti-hedging measures that prohibit directors, Executive Officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in (i) short-sales in the Corporation’s securities; (ii) derivative transactions in respect of the Corporation’s securities, including put and call options; or (iii) any other hedging or equity monetization transaction in which an individual’s economic interest and risk exposure in the Corporation’s securities is changed, including collars and forward sales contracts.

Finally, the Insider Policy prohibits directors, Executive Officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in speculative trading in short-term price fluctuations in the value of the Corporation’s securities.

Item 16K. Cybersecurity

Not applicable.

PART III

Item 17. Financial Statements

See Item 18 – Financial Statements.

Item 18. Financial Statements

The Consolidated Financial Statements and schedules appear on pages 1 through 82 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements for the Years Ended November 30, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm (KPMG LLP, Montreal, Quebec, Canada, Auditor Firm ID: 85)

Consolidated Statements of Financial Position

Consolidated Statements of Net Loss and Comprehensive Loss

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Financial Statements
(In thousands of United States dollars)
THERATECHNOLOGIES INC.
November 30, 2023, 2022 and 2021

THERATECHNOLOGIES INC.

(In thousands of United States dollars)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Theratechnologies Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Theratechnologies Inc. (the Company) as of November 30, 2023, and 2022, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended November 30, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and its financial performance and its cash flows for each of the years in the three-year period ended November 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going Concern
The accompanying consolidated financial statements have been prepared assuming the
Company
will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses and negative cash flows from operating activities. The Company’s Loan Facility contains various covenants, including minimum liquidity covenants. There is material uncertainty related to events or conditions that cast substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of
material misstatement of
the
consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 1993.
Montréal, Canada
February 20, 2024

THERATECHNOLOGIES INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars)
As at November 30, 2023 and 2022

	Note	November 30, 2023	November 30, 2022

Assets
Current assets
Cash		$34,097	$23,856
Bonds and money market funds	6	6,290	9,214
Trade and other receivables	7	13,023	12,045
Tax credits and grants receivable	8	524	299
Income taxes receivable		4	-
Deferred tax assets	21	29	-
Inventories	9	6,066	19,688
Prepaid expenses and deposits	10	3,154	7,665
Derivative financial assets	20(e)	110	603

Total current assets		63,297	73,370

Non-current assets
Property and equipment	11	1,206	1,494
Right-of-use-assets	12	770	1,595
Intangible assets	13	12,496	15,009
Deferred financing costs	17,20	-	1,792

Total non-current assets		14, 472	19,890

Total assets		$77,769	$93,260

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$28,471	$41,065
Provisions	16	9,603	7,517
Convertible unsecured senior notes	18	-	26,895
Current portion of Loan Facility	17	7,286	37,894
Current portion of lease liabilities	19	421	476
Marathon Warrants	20(c)	1,475	-
Income taxes payable		-	394
Deferred revenue		38	38

Total current liabilities		47,294	114,279

Non-current liabilities
Loan Facility	17	50,688	-
Lease liabilities	19	573	1,446
Other liabilities		84	106

Total non-current liabilities		51,345	1,552

Total liabilities		98,639	115,831

Equity
Share capital, warrants and subscription receipts	20	363,927	338,751
Equity component of convertible unsecured senior notes		-	2,132
Contributed surplus		23,178	18,810
Deficit		(408,659)	(382,649)
Accumulated other comprehensive income	20( j )	684	385

Total equity		(20,870)	(22,571)

Commitments	26

Total liabilities and equity		$77,769	$93,260
The accompanying notes are an integral part
of
these consolidated financial statements.

Approved by the Board of Directors

(signed) Alain Trudeau	Director	(signed) Gérald Lacoste	Director

THERATECHNOLOGIES INC.
Consolidated Statements of Net Loss and Comprehensive Loss
(In thousands of United States dollars, except per share amounts)
Years ended November 30, 2023, 2022 and 2021

	Note	2023		2022	2021

Revenue	3		$81,764	$80,057	$69,823

Operating expenses
Cost of sales
Cost of goods sold			19,635	23,838	18,378
Amortization of other asset	14		-	2,441	4,882
Research and development expenses, net of tax credits of $ 539 (2022 - $ 316; 2021 – $ 277)			30,370	36,939	28,274
Selling expenses			26,769	39,391	28,909
General and administrative expenses			15,617	17,356	14,616

Total operating expenses			92,391	119,965	95,059

Loss from operating activities			(10,627)	(39,908)	(25,236)

Finance income	5		2,147	673	195
Finance costs	5		(15,056)	(7,559)	(6,621)

			(12,909)	(6,886)	(6,426)

Loss before income taxes			(23,536)	(46,794)	(31,662)

Income tax expense	21		(421)	(443)	(63)

Net loss			(23,957)	(47,237)	(31,725)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”)			299	(360)	(197)
Exchange differences on translation of foreign operations			-	789	634

			299	429	437

Total comprehensive loss			$(23,658)	$(46,808)	$(31,288)

Loss per share		$

Basic and diluted (1)	20(i)		(0,91)	$(1,98)	$(1,37)

(1)	See note 1 for share consolidation.
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Changes in Equity
(In thousands of United States dollars, except for share amounts)
Years ended November 30, 2023, 2022 and 2021

		Share capital Subscription receipts and Public Offering Warrants		Equity component of convertible unsecured senior notes			Accumulated other comprehensive income (loss)
	Note	Number of shares (1)	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2020		19,253,360	$287,312	$ 4,457	$ 12,065	$(300,129)	$ (481)	$ 3,224

Total comprehensive loss
Net loss		-	-	-	-	(31,725)	-	(31,725)
Other comprehensive income:
Net change in fair value of FVOCI financial assets		-	-	-	-	-	(197)	(197)
Exchange differences on translation of foreign operations		-	-	-	-	-	634	634

Total comprehensive loss		-	-	-	-	(31,725)	437	(31,288)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants	20(a)	4,181,975	46,002	-	-	-	-	46,002
Share issue costs		-	-	-	-	(3,394)	-	(3,394)
Exercise of warrants	20(a)	58,350	742	-	-	-	-	742
Share issue – Oncology	20(b)	120,482	668	-	(668)	-	-	-
Share-based compensation plan:
Share-based compensation for stock option plan	20(h)	-	-	-	1,879	-	-	1,879
Exercise of Options:
Monetary consideration		166,250	595	-	-	-	-	595
Attributed value		-	433	-	(433)	-	-	-

Total contributions by owners		4,527,057	48,440	-	778	(3,394)	-	45,824

Balance as at November 30, 2021		23,780,417	$335,752	$ 4,457	$ 12,843	$(335,248)	$ (44)	$ 17,760

Total comprehensive loss
Net loss		-	-	-	-	(47,237)	-	(47,237)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	(360)	(360)
Exchange differences on translation of foreign operations		-	-	-	-	-	789	789

Total comprehensive loss		-	-	-	-	(47,237)	429	(46,808)

Transactions with owners, recorded directly in equity
Share issue - ATM program	20(d)	400,000	2,960	-	-	-	-	2,960
Share issue costs		-	-	-	-	(164)	-	(164)
Repurchase of convertible unsecured senior notes		-	-	(2,325)	2,125	-	-	(200)
Share-based compensation plan:
Share-based compensation for stock option plan	20(h)	-	-	-	3,860	-	-	3,860
Exercise of Options:
Monetary consideration	20(h)	21,165	21		-	-	-	21
Attributed value		-	18		(18)	-	-	-

Total contributions by owners		421,165	2,999	(2,325)	5,967	(164)	-	6,477

Balance as at November 30, 2022		24,201,582	$338,751	$ 2,132	$ 18,810	$(382,649)	$ 385	$ (22,571)

(1)	See note 1 for share consolidation.
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Changes in Equity (continued)
(In thousands of United States dollars, except for share amounts)
Years ended November 30, 2023, 2022 and 2021

	Note	Share capital, Subscription receipts and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income
		Number of shares (1)	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2022		24,201,582	$338,751	$2,132	$18,810	$(382,649)	$385	$(22,571)

Total comprehensive loss for the period

Net loss		-	-	-	-	(23,957)	-	(23,957)

Other comprehensive income:

Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	299	299

Total comprehensive loss for the period		-	-	-		(23,957)	299	(23,658)

Transactions with owners, recorded directly in equity

Public issue of common shares	20	21,778,184	25,160	-	-	-	-	25,160

Share issue costs		-	-	-	-	(2,053)	-	(2,053)

Conversion of convertible unsecured senior notes	18	253	16	(1)	-	-	-	15

Repurchase of convertible unsecured senior notes		-	-	(2,131)	2,131	-	-	-

Share-based compensation for stock option plan	20(h)	-	-	-	2,237	-	-	2,237

Total contributions by owners		21,778,437	25,176	(2,132)	4,368	(2,053)	-	25,359

Balance as at November 30, 2023		45,980,019	$363,927	$-	$23,178	$(408,659)	$684	$(20,870)

(1)	See note for share consolidation.

THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(In thousands of United States dollars)
Years ended November 30, 2023, 2022 and 2021

	Note	2023	2022	2021 (recast 1 )

Cash flows from (used in)

Operating
Net loss		$(23,957)	(47,237)	$(31,725)
Adjustments for
Depreciation of property and equipment	11	450	390	237
Amortization of intangible assets and other asset	13, 14	2,513	11,652	8,062
Amortization of right-of-use assets	12	352	429	449
Share-based compensation for stock option plan and stock appreciation rights		2,215	3,872	1,932
Gain on lease termination	-	(121)	-	-
Change in fair value of derivative financial assets	20(e)	492	217	(212)
Change in fair value of liability related to deferred stock unit plan	20(e)	(224)	(221)	209
Interest on convertible unsecured senior notes and Loan Facility	5	8,263	4,357	3,306
Interest paid on convertible unsecured senior notes and Loan Facility		(8,812)	(4,634)	(3,306)
Interest income	5	(769)	(316)	(195)
Interest received		865	456	282
Income tax expense		421	443	63
Income taxes paid		(848)	(109)	(19)
Foreign exchange		282	1,209	890
Gain on repurchase of convertible unsecured senior notes	18	-	(357)	-
Accretion expense and amortization of deferred financing costs	5	2,098	2,140	2,358
Change in fair value of Marathon Warrants		(1,525)	-	-
Loss on Loan Facility modifications		3,540	-	-
Write off of deferred financing costs	17, 20(d)	954	-	-

		(13,811)	(27,709)	(17,669)
Change in operating assets and liabilities
Trade and other receivables		(902)	(1,669)	1,852
Tax credits and grants receivable		(215)	126	323
Inventories		10,327	8,991	(4,217)
Prepaid expenses and deposits		4,511	3,058	(5,569)
Accounts payable and accrued liabilities		(7,508)	(1,100)	5,549
Provisions		1,920	3,627	2,226
Deferred revenue		-	(16)	4

		8,133	13,017	168

Total cash used in operating activities		(5,678)	(14,692)	(17,501)

Financing activities
Repurchase of convertible unsecured senior notes	18	(27,452)	(28,746)	-
Costs related to repurchase of convertible unsecured senior notes	18	-	(73)	-
Proceeds from issuance of Loan Facility	17	20,000	40,000	-
Costs related to issuance of Loan Facility	17	(700)	(2,285)	-
Repayment of other obligations		-	-	(5,000)
Proceeds from exercise of Options		-	21	595
Proceeds from exercise of warrants		-	-	742
Proceeds from issue of common shares, Public Offering Warrants and subscription receipts	20(a)	25,160	2,960	46,002
Costs related to issuance of common shares, Public Offering Warrants and subscription receipts	20(a)	(1,585)	(89)	(3,394)
Deferred financing costs		(196)	(1,527)	(447)
Payment of lease liability	19	(452)	(605)	(635)

Total cash from financing activities		14,775	9,656	37,863

Investing activities
Acquisition of intangible assets		(1,500)	-	(39)
Acquisition of property and equipment	11	(318)	(985)	(127)
Proceeds from sale of bonds and money market funds		3,030	9,906	640
Acquisition of bonds and money market funds		-	(239)	(13,210)
Acquisition of derivative financial assets		(104)	-	-

Total cash from (used in) investing activities		1,108	8,682	(12,736)

Net change in cash		10,205	3,646	7,626
Cash, beginning of year		23,856	20,399	12,737
Effect of foreign exchange on cash		36	(189)	36
Cash, end of year		$34,097	23,856	$20,399
1
The company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities, see Note 1.
Refer to Note 22 for supplemental cash flow disclosures.
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.
The consolidated financial statements (“Financial Statements”) include the accounts of Theratechnologies Inc. and its wholly- owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).
The Company has one material wholly-owned subsidiary:

•
Theratechnologies U.S., Inc., a company governed by the
Delaware General Corporation Law
(Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

Theratechnologies Inc. is governed by the
Business Corporations Act
(Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.
1. Basis of preparation
Share consolidation
On July 19, 2023, the Board of Directors approved a consolidation of the issued and outstanding common shares (the “Common Shares”) on the basis of one for four
(1-for-4)
common shares (the “Consolidation”) effective July 31, 2023. All references in these Financial Statements to the number of common shares, Public Offering Warrants (as defined in Note 20(a)), Marathon Warrants (as defined in Note 20(c)), Options (as defined in Note 20(h)), weighted average number of common shares, basic and diluted loss per share and the exercise prices of the Public Offering Warrants, Marathon Warrants and Options have been retrospectively adjusted and restated to reflect the effect of the Consolidation for all periods presented.
Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

1. Basis of preparation
(continued)
Statement of compliance
(continued)

These Financial Statements were authorized for issue by the Board of Directors on February 20, 2024.
Going concern uncertainty
As part of the preparation of these Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.
For the year ended November 30, 2023, the Company incurred a net loss of $23,957 (2022-$47,237
; 2021-$31,725
) and had negative cash
flows
from operating activities of $5,678 (2022-
$
14,692
; 2021- $17,501
). As at November 30, 2023, cash amounted to $34,097 and bonds and money market funds amounted to $6,290.
The Company’s Loan Facility contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 17). A breach of the liquidity covenant (a “Liquidity Breach”) provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements, and may trigger an increase of

300 basis points

of the interest rate on the outstanding loan balance. On July 3, 2023, the Company incurred a Liquidity Breach resulting in the lender having the ability to demand immediate repayment of the debt, which breach was waived on September 21, 2023. During fiscal 2023, the Company entered into several amendments to the Marathon Credit Agreement to amend certain of the terms and conditions therein (see note 17).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

1. Basis of preparation
(continued)
Going concern uncertainty
(continued)

The amendments to the Marathon Credit Agreement resulted in: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between
$
15,000
and $
20,000
,
b
ased on the Marathon adjusted EBITDA (as defined in the Marathon Credit Agreement, the “Marathon Adjusted EBITDA”) targets over the most recently ended four fiscal quarters; (ii) deleting the quarterly minimum revenue targets and replacing them with Marathon Adjusted EBITDA targets, beginning with the quarter ending November 30, 2023; and (iii) deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies the Company’s annual report. Notwithstanding these amendments, there is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any. The Company does not meet the condition precedents to drawdown additional amounts under the Marathon Credit Agreement and does not currently have other committed sources of financing available to i
t.
The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from November 30, 2023, involves significant judgement and is dependent on the adherence to the conditions of the Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments, if necessary), increase its revenues and the management of its expenses (including the reorganization mainly focused on its R&D activities-see Note 16(a)) in order to meet or exceed the Marathon Adjusted EBITDA target and generate sufficient positive operating cash flows. Some elements of management’s plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.
These Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

1. Basis of preparation
(continued)
Basis of measurement
(continued)

The Company’s Financial Statements have been prepared on a going concern and historical cost basis, except for:

•	bonds and money market funds, which are measured at fair value,

•	derivative financial assets, which are measured at fair value,

•	liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value,

•	lease liabilities which are measured at present value of lease payments not paid at commencement date,

•	equity-classified share-based payment arrangements are measured at fair value at the grant date pursuant to IFRS 2, Share -based Payment .
The methods used to measure fair value are discussed further in Note 25.
Functional and presentation currency
The Company’s functional currency is the United States dollar (“USD”).
All financial information presented in USD has been rounded to the nearest thousand.
Use of estimates and judgments
The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting year.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

1.	Basis of preparation (continued)

Use of estimates and judgments
(continued)
Judgments in applying accounting policies
Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the Financial Statements is noted below.
Milestones payments
The purchase consideration for the oncology platform (Note 13) includes additional milestone payments based on the attainment of commercial milestones that will be settled through the issuance of the Company’s common shares, which represent a transaction in the scope of IFRS 2. Accordingly, the fair value of the oncology platform at the date of acquisition incorporates management’s judgement as to the probability of attaining the share-based milestones as well as the expected timing of the attainment of the milestones.
Management uses judgement in determining whether milestone payments are performance-related development milestones which are capitalized as an intangible asset or are milestones related to the activity or usage of an asset which are expensed.
Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
Sales allowances
Management uses judgment in estimating provisions for sale allowances such as cash discounts, returns, rebates and chargebacks, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation. The product revenue recognized quarter over quarter is net of these estimated allowances. Such estimates require the need to make estimates about matters that are inherently uncertain. These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates need to be adjusted, with an effect on sales and earnings in the period of the adjustment. (refer to Notes 2 “Revenue recognition” and 3 for additional information).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

1.	Basis of preparation (continued)
Use of estimates and judgments
(continued)

Recoverability of inventories
The Company regularly reviews inventory to determine whether the inventory cost exceeds its net realizable value. The determination of the net realizable value requires management to make estimates and use judgement in considering shelf life of a product, the effects of technological changes and new product introductions.
Other
Other areas of judgment and uncertainty are related to the estimation of accruals for clinical trial expenses, the recoverability of intangible assets, the measurement of derivative financial assets, the measurement of share-based
arrangements, the Marathon Warrants and gain or loss on amendments to the Marathon Credit Agreement.
The Company is subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. Management regularly evaluates estimates and assumptions using historical experience and expectations about the future. Management adjusts estimates and assumptions when facts and circumstances indicate the need for change. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

2.	Significant accounting policies
The accounting policies have been applied consistently by the Company, except as otherwise noted for the initial application of new or amended accounting standards.
Basis of consolidation
The financial statements of the subsidiaries of the Company are included in these Financial Statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Basis of consolidation
(continued)
Intercompany balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the Financial Statements.
Foreign currencies
Transactions in foreign currencies are translated to the functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the reporting year, adjusted for effective interest and payments during the reporting year, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting year.
Non-monetary
assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined.
Non-monetary
items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction. Foreign currency differences arising on translation are recognized in net profit, except for differences arising on the translation of FVOCI financial instruments, which are recognized in other comprehensive income (loss).
Foreign operations
The assets and liabilities of foreign operations whose functional currency is not the US$ are translated into US$ at the reporting date. The income and expenses of foreign-currency
denominated operations are translated at average rates for each reporting period. Foreign exchange differences arising on the translation of foreign operations are recognized directly in other comprehensive income (loss). When a foreign subsidiary is disposed of, the cumulative amount recognized in the currency translative reserve forms part of the gain or loss on disposal.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Revenue recognition
Revenue from contracts with customers – Net sales
The Company derives revenue from the sales of finished goods, which include Trogarzo
®

and
EGRIFTA SV
®
. The Company recognizes revenue at a point in time when it transfers title of the finished goods to a customer, which generally occurs upon delivery of the finished goods to the customer’s premises. Payment received from customers prior to the transfer of control of the goods is recorded as deferred revenue.
Some arrangements for the sale of finished goods provide for customer cash discounts for prompt payment, allowances, rights of return, rebates on sales made under governmental and commercial rebate programs, chargebacks on sales made to government agencies and retail pharmacies and distribution fees, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, contractual terms with distributors and other known factors. Sales are recorded net of customer discounts, rebates, chargebacks, distribution fees and estimated sales returns, and exclude sales taxes. A refund liability and a right to recover returned goods asset are recognized for expected returns in relation to sales made before the end of the reporting period. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The Company reviews its estimate of variable consideration, including expected returns, on a quarterly basis, adjusting for the amounts of the asset and liability accordingly.
Cost of sales
Cost of goods sold
Cost of goods sold includes the cost of raw materials, supplies, direct labour and overhead charges allocated to goods sold as well as write-downs of inventories.
Amortization of the other asset
The amortization of the other asset related to the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 14).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

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
Post-employment
benefits
Post-employment
benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and employment insurance.
Termination benefits
Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
Finance income and finance costs
Finance income comprises interest income on financial assets and gains on the disposal of financial assets and financial liabilities. Interest income is recognized as it accrues in net loss using the effective interest method.
Finance costs comprise bank charges, interest and accretion expense on lease liabilities, convertible unsecured senior notes, long-term
loans and obligations and deferred financing costs, impairment losses on financial assets recognized in net loss, changes in fair value of liabilities and derivatives, unrealized foreign currency gain or loss on long-term
obligations, loss on long-term obligations modifications and other foreign currency gains and losses which are reported on a net basis.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Inventories
Inventories are presented at the lower of cost, determined using the first-in,
first-out
method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials into finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business less the estimated costs of completion and selling expenses. In determining whether the inventory cost exceeds its net realizable value for pre-launch
inventory, the Company considers whether there is a high probability of regulatory approval for the product. In making that determination, the Company considers prior history with approvals of similar products, estimated timing of obtaining regulatory approval, regulatory agencies correspondence regarding safety and efficacy of the product and current market factors.
Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of work in progress inventory is equal to the value of material provided by the Company plus all conversion work performed by third party suppliers.
Property and equipment
Recognition and measurement
Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.
Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net profit or loss.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)
Property and equipment
(continued)

Subsequent costs
The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day
servicing of items of property and equipment are recognized in net profit or loss as incurred.
Depreciation
The methods of depreciation and depreciation rates and periods are as follows:

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance and straight-line	20% 5 years
Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term and economic life
The method of depreciation is selected based on the most closely expected pattern of consumption of the future economic benefits embodied in the asset.
Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end
and adjusted if appropriate.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Intangible assets
Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost, less accumulated amortization and accumulated impairment losses.
During the years ended November 30, 2023, 2022 and 2021, no development expenditures were capitalized.
Non-refundable
advance payments for good and services that will be used in future research and development activities are expenses when the activity has been performed rather than when the payment is made.
Commercialization rights and oncology platform
Commercialization rights and the oncology platform acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Commercialization rights –
EGRIFTA SV
®
– are amortized at fixed rates based on their estimated useful life of

111
 months on a
straight-line
basis
.
Commercialization rights – Trogarzo
®
North American Territory – are amortized at fixed rates based on their estimated useful life of

142
months on a
straight-line
basis. Commercialization rights – Trogarzo
®

European Territory – were amortized at fixed rates based on their estimated useful life of
148
months on a straight-line basis. They were fully amortized during the year ended November 30, 2022. Refer to Note 13. Commercialization rights for the oncology platform will be amortized over the estimated useful life on a straight-line
basis when the asset is available for use.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Intangible assets
(continued)
The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.
Asset acquisitions
Asset acquisitions are acquisitions that do not qualify as business combinations. At the date of acquisition, the Company initially recognizes the individual identifiable assets acquired and liabilities assumed. The cost to the Company at the date of the acquisition is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of the acquisition. Subsequent consideration for performance-related development milestones is recognized as intangible assets when the specific milestones have been achieved and other recognition criteria are met. Subsequent payments related to activity or usage of an asset, including sales royalties, are expensed as incurred. Asset acquisition transactions do not give rise to goodwill.
Other asset
Other asset, which comprised the amount disbursed in connection with the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 14), was amortized over its estimated useful life of

48 months. Other asset was fully amortized during the year ended November 30, 2022.
Impairment of
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
Impairment losses recognized in prior years are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An asset’s carrying amount, increased through the reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Financial instruments
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or issue. On initial recognition, the Company classifies its financial assets as measured at amortized cost, FVOCI or fair value through profit or loss (“FVPL”), depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.
(i) Financial assets measured at amortized cost
A financial asset is measured at amortized cost, using the effective interest method and net of any impairment loss, if it meets both of the following conditions and is not designated at fair value though profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows;

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The Company currently classifies its cash and trade and other receivables as financial assets measured at amortized cost.
(ii) Financial assets, measured at fair value through other comprehensive income
A debt investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets;

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)
Financial instruments
(continued)
(ii) Financial assets, measured at fair value through other comprehensive income (continued)

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (loss). When an investment is derecognized, gains or losses accumulated in other comprehensive income (loss) are reclassified to profit or loss.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss).
This election is made on an
investment-by-investment
basis. These assets are subsequently measured at fair value. Dividends are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment, and other net gains and losses are recognized in other comprehensive income (loss) and are never reclassified in profit or loss.
The Company currently classifies its bonds as financial assets measured at FVOCI.
(iii) Financial assets measured at fair value through profit or loss
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL. These assets are subsequently measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. The Company currently classifies its money market funds and non-hedge
derivative financial assets as financial assets measured at FVPL.
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
(iv) Financial liabilities
Financial liabilities are classified into the following categories:

•	Financial liabilities at fair value through profit or loss

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)
Financial instruments
(continued)

A financial liability is classified at fair value through profit or loss if it is classified as held-for-trading,
it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss.
The Company issued the Marathon Warrants which are classified as financial liabilities through profit or loss because the exercise can be made on a cashless basis. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred.
The Company currently has no other financial liabilities measured at FVPL.

•	Financial liabilities measured at amortized cost
This category includes all financial liabilities, other than those measured at FVPL. A financial liability is subsequently measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities, convertible unsecured senior notes and Loan Facility as financial liabilities measured at amortized cost.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.
(v) Compound financial instruments
Compound financial instruments are instruments that contain both a liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.
The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversation option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Upon repurchase, the proceeds are allocated based on the same basis that was used for the initial recognition.
Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.
(vi) Derivative financial instruments
Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the year in which they occur.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Financial instruments
(continued)
(vii) Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
At each reporting date, the Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets carried at amortized cost and debt securities at FVOCI. The Company’s trade and other receivables are accounts receivable with no financing component and which have maturities of less than 12 months and, as such, the Company has chosen to apply the simplified approach for ECL. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
(viii) Impairment of financial assets
For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at
12-month
ECLs:

•	debt securities that are determined to have low credit risk at the reporting date;

•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company considers a debt security to have a low credit risk when its credit risk rating is equivalent or above investment grade credit rating, such as its bonds classified at FVOCI.
The Company’s approach to ECLs reflects a
probability-weighted
outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic
conditions.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)
Leases

At inception, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a
right-of-use
asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.
Right-of-use
assets
Right-of-use
assets are measured at cost, less any accumulated amortization and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use
assets comprises:

•	the initial measurement amount of the lease liabilities recognized;

•	any lease payments made at or before the commencement date, less any lease incentives received;

•	any initial direct costs incurred;

•
an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use
assets are amortized on a
straight-line
basis over the lesser of (i) the estimated useful life of the underlying assets; and (ii) the lease term.
Right-of-use
assets are assessed for impairment whenever there is an indication that the right-of-use
assets may be impaired.
Lease liabilities
Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Company uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)
Leases
(continued)
Lease liabilities
(continued)

receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Company is reasonably certain to exercise that option.
Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.
After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Company changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use
asset, or in the consolidated statement of comprehensive loss when the carrying amount of the right-of-use
asset is reduced to zero.
Classification and presentation of
lease-related
expenses
Amortization charge for
right-of-use
assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Company’s consolidated statement of comprehensive loss based on their function within the Company, while interest expense on lease liabilities is presented within finance costs.
Deferred Financing Costs
Deferred financing costs consists of fees charged by underwriters, attorneys, accountants, and other fees directly attributable to future issuances of shares or debt securities. Provided these costs are determined to be recoverable, these costs are deferred and charged subsequently against the gross proceeds of the related equity or debt issuance on a proportionate basis when it occurs. If at such time the Company deems that these costs are no longer recoverable, they will be expensed as a component of finance expenses.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

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
Chargebacks and rebates
Chargebacks and rebates are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms.
Returns
Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company reviews its methodology and adequacy of the provision for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.
Contingent liability
A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence
of one or more uncertain future events not wholly within the control of the Company, or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be estimated reliably.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Income taxes
Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in net loss except to the extent that they relate to items recognized directly in other comprehensive income (loss) or in equity.
Current tax
Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future years. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.
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
Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting or taxable profit or loss at the time of the transaction, and, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising from the initial recognition of goodwill.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Share-based
compensation
Share option plan
The Company records share-based compensation related to Options granted using the fair-value-based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed over the period in which optionees unconditionally become entitled to the Options. The amount recognized as an expense is adjusted to reflect the number of Options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of Options that do meet the related service conditions at the vesting date.
Share-based
payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled
share-based
payment transactions, regardless of how the equity instruments are obtained by the Company.
Deferred stock unit plan
The deferred stock units (“DSUs”) are totally vested on the date of grant and are settled in cash. When DSUs are granted to officers as part of their annual bonuses, a DSU liability is recorded on the date of grant at the market value of the common shares in place of the liability for the bonus payments. When DSUs are granted to directors as part of their annual compensation in lieu of cash, the expense related to DSUs and their liabilities are recognized on the date of grant. The liability is adjusted to reflect any change in the market value of common shares, and such change is recorded in finance costs.
Stock appreciation rights

plan
Stock appreciation rights (“SARs”) entitle the grantee to a cash payment based on the increase in the share price of the Company’s common shares from the grant date to the settlement date.
A liability is recognized for the services acquired and is recorded at the fair value of the SARs in other non-current
liabilities, with a corresponding expense recognized in selling expenses over the period that the grantees become unconditionally entitled to the payment. The fair value of the employee benefits expense of the SARs is measured using the
Black-Scholes
model.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)
Share-based
compensation
(continued)

Stock appreciation rights

plan
(continued)

Estimating fair value requires determining the most ap
propri
ate inputs to the valuation model including the expected life of the SARs, volatility, risk-free
interest rate and dividend yield and making assumptions about them. At the end of each reporting period until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated statement of net earnings (loss) and comprehensive earnings (loss) of the current year.
Government assistance
Government grants are recognized only when the Company has reasonable assurance that it meets the conditions and will receive the grants. Government grants related to assets are recognized in the consolidated statement of financial position as a deduction from the carrying amount of the related asset. They are then recognized in profit or loss over the estimated useful life of the amortization asset that the grants were used to acquire, as a deduction from the amortization expense.
Other government grants are recognized in profit or loss as a deduction from the related expenses, such as salaries for the Canadian Emergency Wage Subsidy program.
Research and development tax credits
The Company elected to account for
non-refundable
research and development tax credits under IAS 20,
Accounting for Government Grants and Disclosure of Governmental Assistance
.
Non-refundable
research and development tax credits are included in earnings against gross research and development expenses or deducted from the related assets, provided there is reasonable assurance that the Company has complied and will comply with the conditions related to the tax credits and that the credits will be received.
Share capital
Common shares
Common shares, subscription receipts and Public Offering Warrants are classified as equity.
Transaction costs
Costs directly attributable to the issue of common shares and equity classified warrants and subscription receipts are recognized in equity, net of any tax effects.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding and taking into consideration all dilutive potential common shares, which consist of the outstanding Options, warrants, subscription receipts and convertible unsecured senior notes.
Changes in accounting policies
In fiscal 2022, the Company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities in the consolidated statement of cash flows. Previously, the Company elected to classify interest paid as cash flow from financing activities and interest received as cash flows from investing activities. This change was applied retrospectively.
New standard adopted
Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments applied to the Company’s annual reporting periods beginning on December 1, 2022, to contracts existing at the date the amendments were first applied. The adoption of the standard did not have an impact on the financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

2.	Significant accounting policies (continued)

Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after December 1, 2023 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these Financial Statements.
Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
For the purposes of
non-current
classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.
The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current.
Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date.
The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments provide that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current
a company can ignore only those conversion options that are recognized as equity.
The amendments will be effective for the Company’s annual reporting period beginning on December 1, 2025. The Company is currently evaluating the impact of the amendments on its financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

3.	Revenue
United States
On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), along with two statements of work (“RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acts as the Company’s exclusive third-party
logistics service provider for all of the Company’s products in the United States and, as such, provides warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.
Under the RxCrossroads Agreements, RxCrossroads also acts as the Company’s exclusive third-party
distributor of
EGRIFTA
®
in the United States. In such a role, RxCrossroads purchases
EGRIFTA
®
from the Company and takes title thereto when the goods arrive in their warehouse. RxCrossroads’ purchases of
EGRIFTA
®
are triggered by its expectations of market demand over a certain period of time. With respect to
EGRIFTA
®
, RxCrossroads fulfills orders received from authorized wholesalers and delivers
EGRIFTA
®
directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of the Company’s network of specialty pharmacies.
On November 1, 2017, the Company entered into amended and restated RxCrossroads Agreements to add Trogarzo
®
as a new product sold in the United States. These amended and restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014. On November 1, 2019, the RxCrossroads Agreements were amended anew to include
EGRIFTA
 SV
®

as an additional product distributed by RxCrossroads in the United States
.
Canada
The Company commercialized
EGRIFTA
®

directly in Canada using a distributor until September 2022, after which time the Company withdrew the product from the market in Canada.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

3.	Revenue (continued)

Europe
On July 9, 2020, the Company entered into
pre-wholesaling
services agreement with Loxxess Pharma GmbH or (“Loxxess”) pursuant to which Loxxess agreed to act as our third-party service logistics provider (the “Loxxess Agreement”) in certain key European countries, including Germany, France, Italy, Austria, The Netherlands, Portugal, Switzerland, United Kingdom, Norway, Sweden, Finland and Denmark. Loxxess is also capable of serving other European countries, including Israel and Turkey. Pursuant to the Loxxess Agreement, Loxxess received customers’ ordered, stored, packaged and shipped Trogarzo
®
to European hospitals and pharmacies. Loxxess was also responsible, on our behalf, to collect payments of the goods sold to those hospitals and pharmacies. The hospitals and pharmacies dispensed Trogarzo
®
to patients.
On April 27, 2022, the Company announced that it would focus its commercial operations on the North American territory only and, as a result, would cease commercial sales of Trogarzo
®
in Europe. At that time, the Company sent a notice of termination to TaiMed Biologics Inc. (“TaiMed”), as per the contractual terms indicating it was returning the European commercialization rights to Trogarzo
®
to TaiMed within the next 180 days. The discontinuation became effective in December 2022. Refer to Note 13.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

3.	Revenue (continued)

Net sales by product
were
as follows:

	2023	2022	2021

EGRIFTA SV ®	$53,705	$50,454	$43,009

Trogarzo ®	28,059	29,603	26,814

	$81,764	$80,057	$69,823

Net sales by geography were as follows:

	2023	2022	2021

Canada	$86	$52	$269

United States	81,392	78,744	68,099

Europe	286	1,261	1,455

	$81,764	$80,057	$69,823

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

4.	Personnel expenses

	Note	2023	2022	2021

Salaries and short-term employee benefits		$24,934	$22,049	$11,480

Post-employment benefits		1,833	1,346	644

Share-based compensation	20(f),(h)	2,109	3,604	1,651

Termination benefits		2,006	566	209

		$30,882	$27,565	$13,984

In fiscal 2023, $1,963 was recorded in termination benefits for severance and other expenses. Refer to note 16(a).
In fiscal
 2022, $
457
was
recorded in termination benefits for severance and other expenses associated with the return to TaiMed of the commercial rights to Trogarzo
®
in Europe
.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

5.	Finance income and finance costs

	Note	2023	2022	2021

Gain on repurchase of convertible unsecured senior notes	18	$-	$357	$-

Net gain on financial instruments carried at fair value		1,257	-	-

Interest income		769	316	195

Gain on lease termination		121	-	-

Finance income		2,147	673	195

Accretion expense and amortization of deferred financing costs	17, 18, 19	(2,098)	(2,140)	(2,358)

Interest on convertible unsecured senior notes and on long-term loan		(8,263)	(4,357)	(3,306)

Bank charges		(42)	(35)	(31)

Net foreign currency loss		(159)	(1,027)	(926)

Loss on Loan Facility modifications	17, 20(c)	(3,540)	-	-

Write off of deferred financing costs	17, 20(d)	(954)	-	-

Finance costs		(15,056)	(7,559)	(6,621)

Net finance cost recognized in net profit or loss		$(12,909)	$(6,886)	$(6,426)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

6.	Bonds and money market funds

	2023	2022

Bonds	$6,062	$8,990

Guaranteed investment certificates	228	224

	$ 6,290	$ 9,214

As at November 30, 2023, bonds were
interest-bearing
financial assets with stated interest rates ranging from 0.85% to 3.75% (2022 – 0.65% to 3.90%) and had an average maturity of 1.40 years (2022 – 1.78 years).

7.	Trade and other receivables

	2023	2022

Trade receivables	$12,798	$10,659

Sales taxes receivable	220	538

Other receivables	5	848

	$ 13,023	$ 12,045

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

8.	Tax credits and grants receivable

Balance as at November 30, 2021	$441

Tax credits and grants recognized in net loss	316

Tax credits and grants received	(442)

Effect of change in exchange rate	(16)

Balance as at November 30, 2022	$299

Tax Credit and grants recognized in net loss	$539

Tax credits and grants received	(324)

Effect of change in exchange rate	10

Balance as at November 30, 2023	$524

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

8.	Tax credits and grants receivable (continued)

Tax credits receivable comprise grants receivable, and research and development investment tax credits receivable which relate to eligible research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.
The Company has unused and unrecorded
non-refundable
federal tax credits which may be used to reduce future federal income tax payable and expire as follows:

2024	$438

2025	1,306

2026	1,604

2027	2,209

2028	2,451

2029	1,652

2030	818

2031	572

2032	299

2033	198

2039	185

2040	315

2041	383

2042	657

2043	728

$13,815

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

9.	Inventories

	2023	2022

Raw materials	$2,262	$2,583

Work in progress	1,708	5,815

Finished goods	2,096	11,290

	$6,066	$19,688

In fiscal 2023, inventories of $18,540 (2022
 -
$19,587) were recognized as an expense and included in cost of goods sold.
In the second quarter of 2023, inventories for an amount of $3,295 was returned to TaiMed. and accounts payable was reduced by a total amount of
€
3,179 ($3,399).
In fiscal 2023, an inventory provision of
$
220
(2022 –
nil
)
was recognized pending marketing approval of the F8 formulation of tesamorelin and recorded in cost of sales.
Inventories were written down to net realizable value by an amount of $2,137 in 2022, which was recorded in cost of sales. Included in the 2022 write-down is a provision of $1,477 on the F8 formulation and $339 on material for the pen in development to be used in conjunction with the F8 formulation, and $252 on expired raw material. The 2022 write-down also includes a provision of $69 on excess stock of
EGRIFTA
®
as a result of the Company’s decision to withdraw the product from the market in Canada.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

10.	Prepaid expenses and deposits

	2023	2022

Prepaid expenses	$2,687	$6,320

Deposits	467	1,345

	$3,154	$7,665

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

11.	Property and equipment

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total

Cost

Balance as at November 30, 2021	$ 373	$ 107	$ 332	$ 650	$ 1,462

Additions	180	961	-	-	1,141

Disposals	(263)	-	-	-	(263)

Balance as at November 30, 2022	$ 290	$ 1,068	$ 332	$ 650	$ 2,340

Additions	7	128	27	-	162

Disposals	(46)	-	-	-	(46)

Balance as at November 30, 2023	$ 251	$ 1,196	$ 359	$ 650	$ 2,456

Accumulated depreciation

Balance as at November 30, 2021	$ 229	$ 69	$ 157	$ 264	$ 719

Depreciation	157	94	38	101	390

Disposals	(263)	-	-	-	(263)

Balance as at November 30, 2022	$ 123	$ 163	$ 195	$ 365	$ 846

Depreciation	100	217	32	101	450

Disposals	(46)	-	-	-	(46)

Balance as at November 30, 202 3	$ 177	$ 380	$ 227	$ 466	$ 1,250

Net carrying amounts
November 30, 2023	$ 74	$ 816	$ 132	$ 184	$ 1,206

November 30, 2022	$ 167	$ 905	$ 137	$ 285	$ 1,494

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

12.	Right-of-use assets

Balance as at November 30, 2021		$2,111
Amortization		(429)
Effect of change in exchange rates		(87)

Balance as at November 30, 2022		$1,595
Amortization		(352)
Termination	19(a)	$(799)
New lease	19( b )	$326

Balance as at November 30, 2023		$770

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

13.	Intangible assets

	Commercialization rights – Trogarzo ® North American Territory	Commercialization rights – Trogarzo ® European Territory	Commercialization rights – EGRIFTA SV ®	Oncology platform	Total

Cost

Balance as at November 30, 2021	$ 11,972	$ 7,612	$ 14,041	$ 3,488	$ 37,113

Additions	2,832	-	-	-	2,832

Balance as at November 30, 2022	$ 14,804	$ 7,612	$ 14,041	$ 3,488	$ 39,945

Disposal	-	(7,612)	-	-	(7,612)

Balance as at November 30, 2023	$ 14,804	$ -	$ 14,041	$ 3,488	$ 32,333

Accumulated amortization

Balance as at November 30, 2021	$ 3,267	$ 999	$ 11,459	-	$ 15,725

Amortization	1,087	6,613	1,511	-	9,211

Balance as at November 30, 2022	$ 4,354	$ 7,612	$ 12,970	-	$ 24,936

Disposal	$ -	(7,612)	-	-	(7,612)

Amortization	$ 1,442	$ -	$ 1,071	-	$ 2,513

Balance as at November 30, 2023	$ 5,796	$ -	$ 14,041	-	$ 19,837

Net carrying amounts

November 30, 2023	$ 9,008	$ -	$ -	$ 3,488	$ 12,496

November 30, 2022	$ 10,450	$ -	$ 1,071	$ 3,488	$ 15,009

The amortization expense of $
2,513
(2022 – $
9,211
; 2021 – $
3,180
) is included in selling expenses.
Commercialization rights – Trogarzo
®
On March 18, 2016, the Company entered into a distribution and marketing agreement with TaiMed granting the Company the exclusive right to market Trogarzo
®
in Canada and in the United States. On March 6, 2017, the Company entered into an amended and restated distribution and marketing agreement with TaiMed (“TaiMed Agreement”) granting the Company the exclusive right to market and distribute Trogarzo
®
in Canada and in the United States (collectively, the “North American Territory”) as well as in European Union countries and other countries such as Israel, Norway, Russia and Switzerland (collectively, the “European Territory”). The TaiMed Agreement has a
12-year
term that will expire on a
country-by-country
basis calculated from the date of approval of Trogarzo
®
in each of the countries covered under the TaiMed Agreement. TaiMed is responsible for the manufacture and supply of Trogarzo
®
under the TaiMed Agreement.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

13.	Intangible assets (continued)

Commercialization rights – Trogarzo
®
in the North American Territory
Under the terms of the TaiMed Agreement, TaiMed was responsible for developing Trogarzo
®
and for seeking its approval from the US Food and Drug Administration (“FDA”). The Company is responsible, but has no obligation, to seek the approval of Trogarzo
®
from Health Canada and must use its commercially reasonable efforts to commercialize Trogarzo
®

in the United States. The purchase price of Trogarzo
®
payable to TaiMed has been determined at 52% of its net selling price.
Initial payments
Under the TaiMed Agreement, the Company agreed to make an initial payment of US$5,000 and will make several further milestone payments in exchange for the right to commercialize Trogarzo
®
and the right to use TaiMed’s trademark in the North American Territory.
The initial payment of $5,000 was made in accordance with the following:

(i)	$1,000 was paid in cash at the signature of the TaiMed Agreement entered into in March 2016; and

(ii)
$4,000 through the issuance of the Company’s common shares, payable after the first commercial sale of Trogarzo
®
in the United States. The $4,000 payment was made on May 15, 2018 and resulted in the issuance of 1,463,505 common shares to TaiMed.

In 2016, the Company recorded as additions to intangible assets an amount of $
5,207
,
related to the TaiMed Agreement, which comprised the cash payment of
$
1,000
at the signature of the TaiMed Agreement, the
share-based
payment of
 $
4,000
,
and $
207
in
acquisition costs.
Further development milestone payments
Under the terms of the TaiMed Agreement, a further milestone of $7,000 was payable in two annual equal
installments of $3,500 after achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year. The first payment of $3,500 was made in July 2019, and the second payment was made in June 2020. The Company determined this milestone to be substantially a development milestone and recorded such amount as additions to intangible assets during 2019. The Company also paid TaiMed further development milestones for Trogarzo
®

in 2022. A $3,000 milestone (payable in two annual
 equal
installments of $1,500) became due upon the date of the first commercial sale of a once every two weeks intravenous (IV) push
 injection formulation. An amount of $
2,832
has been capitalized as an intangible asset in fiscal 2022 related to these milestone payments (refer to Note 15).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

13.	Intangible assets (continued)

Further development milestone payments
(continued)
Under the terms of the TaiMed Agreement, TaiMed may also launch a larger Phase III trial using Trogarzo
®

with a once every four weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation to address a much broader patient population. If launched, this development milestone will consist of an upfront milestone payment of up to $50,000
depending on the size of the newly targeted population, payable quarterly, based on the percentage of net sales generated by Trogarzo
®
.
Further commercial milestone payments
As further consideration under the TaiMed Agreement, the Company shall make the following one-time
payments upon the first occurrence of the following commercial events:

Commercial milestone	Commercial milestone payment

(i) Upon first achieving annual net sales of $200,000	$10,000

(ii) Upon first achieving annual net sales of $500,000	$40,000

(iii) Upon first achieving annual net sales of $1,000,000	$100,000
Commercialization rights – Trogarzo
®
European Territory
On April 17, 2022, the Company announced that it would focus its commercial operations on the North American Territory only and, as a result, would cease the commercial sale of Trogarzo
®
in Europe. Refer to Note 3.
Consequently, during the second quarter of 2022, the remaining balance of the intangible asset amounting to $6,356 was recognized as part of
the
selling
expenses to accelerate and fully amortize – Commercialization rights Trogarzo
®
– European Territory.
Oncology platform
On February 25, 2019, the Company acquired Katana Biopharma Inc. (“Katana”) through the purchase of all of its issued and outstanding shares. On May 21, 2019, Katana was wound-up
into the Company and then dissolved.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

13.	Intangible assets (continued)

Oncology platform
(continued)
Katana (now the Company) is the worldwide exclusive licensee of a technology platform using peptides as a vehicle to specifically deliver existing cytotoxic agents to Sortilin receptors, which are overexpressed on cancer cells. The licence was entered into on February 25, 2019 with Transfert Plus, L.P. (“Transfert Plus”), an affiliate of Aligo Innovation, a university research company that commercializes the research results of universities and other institutional partners from various areas of innovation, including life sciences (the “Licence Agreement”).
Under the terms of the acquisition agreement, part of the purchase price was to be settled through the issuance of common shares upon achieving two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating Sudocetaxel zendusortide for the treatment of Sortilin positive solid tumors. This milestone was achieved in March 2021 and was satisfied through the issuance of 120,482 common shares (Note 2
0
(b)).
The second milestone payment of CA$2.3 million will occur when the proof of concept will have been demonstrated in human subjects and will be satisfied through the issuance of common shares of the Company.
This acquisition was accounted for as an asset acquisition. During 2019, the Company recorded additions to intangible assets of $3,073, which comprised the payment at closing of $1,965 in cash, $5 through the issuance of 900 common shares of the Company, the estimated fair value of the share-based
contingent consideration of $1,028, and $75
in acquisition costs. As the
share-based
payments are
equity-settled,
the Company recognized a corresponding increase in equity, and no remeasurement of the fair value will occur regardless of the achievement of the milestones. Since the common shares for the second milestone payment have not been issued yet, the increase in equity is recorded in contributed surplus. Upon the issuance of the common shares, this amount will be reclassified to share capital. The intangible asset is currently not being amortized. Amortization will begin when the asset is available for use
.
In August 2019, the acquisition agreement was amended to provide for an adjustment to the purchase price of CA$1.08 million in the event the Company could indirectly benefit from a CA$1.2 million subsidy in connection with its research and development activities. The subsidy was granted in October 2019. The adjustment will be payable in two installments. The first installment of CA$500 thousand was paid in cash in October 2019, whereas the second installment of CA$580 thousand will be paid through the issuance of common shares of the Company at the same time as the second milestone payment of CA$2.3 million. The cash payment of $376 (CA$500) thousand was recognized as an addition to intangible assets during 2019.
The annual maintenance fees, under the Licence Agreement amount to CA$25 thousand for the first five years and CA$100 thousand thereafter, until royalties become payable beginning with the first commercial sale of a product developed using the licensed technology.
The royalties payable under the Licence Agreement vary between 1.0% and 2.5% on net sales of a product based on the licensed technology. If the Company enters into a sublicence agreement, it must then pay amounts varying between 5% and 15% of revenues received fr om
such sublicence agreement.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

13.	Intangible assets (continued)

Oncology platform
(continued)
The Company must pay Transfert Plus the following milestone payments upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i)	First milestone payment: $39 (CA$50) thousand , which was paid in May 2021 , upon the successful enrollment of the first patient in the first Phase 1 clinical trial;

(ii)	Second milestone payment: CA$100 thousand upon th e successful enrollment of the first patient in the first Phase 2 clinical trial;

(iii)	Third milestone payment: CA$200 thousand upon the successful enrollment of the first patient in the first Phase 3 clinical trial.
In addition,
 the Company must pay CA$200
thousand per product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the sponsor to commercialize the product in the territory in which the approval was obtained
.

14.	Other asset

Cost

Balance as at November 30, 2021, 2022 and 2023	$19,530

Accumulated amortization

Balance as at November 30, 2021	$17,089

Amortization	2,441
Balance as at November 30, 2022	$19,530

Net carrying amounts

November 30, 2023 and November 30, 2022	$-

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

14.	Other asset (continued)
On
May 29, 2018, the Company entered into an agreement with EMD Serono, Inc. (the “Renegotiated Agreement”) to settle all outstanding cash payment obligations stemming from a termination and transfer agreement dated December 13, 2013, as amended (the “2013 Termination Agreement”). The remaining contractual obligations under the 2013 Termination Agreement totalled approxima tely $28,200, which was comprised of a $4,000 payment due in May 2019 and $24,200 in estimated royalties on future sales of
EGRIFTA
®
payable over the subsequent four to five years. The Renegotiated Agreement allowed the Company to make one lump sum payment of $23,850 in settlement of the long-term
obligation of $4,000 and to eliminate all of the royalty payments due on sales of
EGRIFTA
®
in the United States. The payment made in connection with the settlement of the future royalty obligation has been accounted for as “Other asset” on the consolidated statement of financial position and was amortized through “Cost of sales” on the consolidated statement of net loss.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

15.	Accounts payable and accrued liabilities

	Note	2023	2022

Trade payables		$6,990	$12,886

Accrued liabilities and other payables		15,016	18,951

Salaries and benefits due to key management personnel	28	1,036	3,387

Employee salaries and benefits payable		3,053	1,298

Liability related to deferred stock unit plan	20(e)	39	589

Accrued interest payable on convertible unsecured senior notes and Loan Facility	17 and 18	840	1,108

TaiMed milestone (a)	13	1,497	2,846

		$28,471	$41,065

(a)
On October 3, 2022, the Company announced that the United States Food and Drug Administration approved Trogarzo
®
(ibalizumab-uiyk) for administration by intravenous (IV) push, a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation. Under the TaiMed
A
greement, the Company ha
d
 additional contingent cash-based milestones based on the attainment of the above milestones. Accordingly
,
a $3,000 cash payment, payable in two annual
equal
installments of $
1,500
has been accrued. The second payment has been discounted to reflect the effective interest rate of the liability due in year two
. The first installment of $ 1,500 was paid in 2023 and the second will be paid in 2024.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

16.	Provisions

	Chargebacks and rebates	Returns	Restructuring (a)	Total

Balance as at November 30, 2021	$3,713	$410	$-	$4,123

Provisions made	12,910	2,004	-	14,914

Provisions used	(10,358)	(929)	-	(11,287)

Effect of change in exchange rate	(233)	-	-	(233)

Balance as at November 30, 2022	$6,032	$1,485	$-	$7,517

Provisions made	15,407	1,086	1,963	18,456

Provisions used	(14,506)	(309)	(1,721)	(16,536)

Effect of change in exchange rate	168	-	(2)	166

Balance as at November 30, 2023	$7,101	$2,262	$240	$9,603

(a)
In July 2023, the Company initiated a reorganization mainly focused on its R&D activities. On October 24, 2023, the Company announced changes to its operations that saw a tapering of its research and development activities. As such, for the year ended November 30, 2023, $1,963 was recorded in charges related to severance and other expenses, of which an amount of $1,384 was recorded in research and development expenses, $220 in selling expenses and $359 in general and administrative expenses.

.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

17.	Loan Facility
On July 20, 2022, the Company entered into a credit agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) providing for up to $
100,000
(the “Loan Facility” or “Marathon Credit Agreement”) in loan. The disbursement of the loan was to be made available to the Company over time in four various tranches with each bearing specific conditions to be met by the Company.
On July 27, 2022, a principal amount of $40,000 (“Tranche 1 Loan”) was funded while on June 21, 2023, a second $20,000 (‘Tranche 2 Loan”) was funded as a result of the lender removing during the first quarter of 2023 the condition related to the submission to the FDA of the results from the human factor study the Company was then conducting. Refer to Note 20(c) for a discussion on the cost of the amendment. The Company does not meet the conditions precedents to draw down the additional tranches of capital of $15,000 and $25,000, respectively.
On July 3, 2023, the Company incurred a Liquidity Breach resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. On July 10, 2023, the Company and the lender amended the terms of the Marathon Credit Agreement to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023 as follows:
●	From $20,000 to $14,000 between July 10, 2023 up to and including July 21, 2023; and
●	From $14,000 to $16,000 between July 22, 2023 up to and including July 28, 2023.
On July 28, 2023, the Company and the lender entered into an additional amendment to the terms of the Marathon Credit Agreement to provide, amongst other things, for the minimum liquidity covenant to be
$
15,000
from July 29, 2023, up to and including October 31, 2023. After such date, the minimum liquidity covenant was set at
$
20,000
;
provided, however, that if the F8 formulation of tesamorelin was not approved by the United States Food and Drug Administration by March 31, 2024, the minimum liquidity covenant was set at
$
30,000
.
On September 21, 2023, the Company obtained a waiver from the lender relating to the Liquidity Breach for the period between July 3, 2023 up to end and including July 9, 2023. On October 13, 2023, the Company and the lender entered into an additional amendment to the Marathon Credit Agreement (the “Fifth Amendment”) providing for, amongst other things, the following amendments:

-
revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000 and $20,000, based on thresholds for Marathon Adjusted EBITDA over the most recently ended four fiscal quarters;

-	revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA-based targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023;
-
deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies to the Company’s annual report.

In consideration of the Fifth Amendment, the Company agreed to (i) pay an amount equal to
$540
amortized value ($600), or
100
basis points calculated on the outstanding principal amount of the funded debt as of October 13, 2023
($60,000),

which amount was added to the outstanding principal amount of the funded debt as payment in kind; and (ii) reset the exercise price of the Marathon Warrants, which are now exercisable into
1,250,000
common shares at $
2.30
per common share, down from the previous $
5.80
per common share.
The salient conditions of the amounts drawn under the Loan Facility are as follows:

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

17.	Loan Facility (continued)

●
The Loan Facility has an initial term of five years, provides for an interest-only period of 24 months, and bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 9.5%. The Tranche 1 Loan and Tranche 2 Loan are repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024. The Company is entitled to prepay the outstanding Loan Facility at any time subject to certain prepayment premium amount: for Tranche 1 Loan until July 27, 2024, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid. For Tranche 2 Loan, until June 21, 2025, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid;

●
The Loan Facility provides Marathon Adjusted EBITDA-based targets and minimum liquidity requirements (both as defined in the Marathon Credit Agreement) for all times to be between
 $
15,000
and
$20,000
based on thresholds for Marathon Adjusted EBITDA over the most recently ended four financial quarters;

●
The Loan Facility restricts the ability to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances. A breach of the terms and conditions of the Marathon Credit Agreement will create an event of default resulting in an increase of
300 basis points
on the outstanding loan and provide the lender with the ability to demand immediate repayment of the debt;

●	The lender has a first ranking security interest on all of the Company’s assets, subject to certain credit card arrangements restrictions.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

17.	Loan Facility (continued)

The movement in the carrying value of the Loan Facility is as follows:

Proceeds from Loan Facility on July 27, 2022	$40,000

Transaction costs	(2,285)

Accretion expense	179

Term loan as at November 30, 2022	$37,894

Proceeds from Tranche 2 Loan on June 21, 2023	20,000

Costs related to issuance of Tranche 2 Loan	(1,182)

Costs related to Marathon Warrants (note 20(c))	(78)

Consideration f or the Fifth Amendment	540

Accretion expense	800

Term loan as at November 30, 2023	$57,974

Current portion	(7,286)

Non-current portion	$50,688

On June 21, 2023, the Company drew down on the Tranche 2 Loan, for net proceeds of $19,300. An amount of $482 was reclassed from deferred financing costs assets and applied against the loan balance.
Deferred financing costs in the amount of $347
were written off in the statement of net loss of November 30, 2023 in relation to the additional tranches of the Loan Facility.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

18.	Convertible unsecured senior notes
The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2021	$54,227

Changes from financing cash flows:

Cash paid on repurchase	(28,546)

Transaction costs incurred	(73)

Other changes:

Gain on repurchase	(357)

Accretion expense	1,644

Convertible unsecured senior notes as at November 30, 2022	$26,895

Changes from financing cash flows:

Cash paid on repurchase	(27,452)

Other changes:

Conversion	(15)

Accretion expense	572

Convertible unsecured senior notes as at November 30, 2023	$-

On June 30, 2023, the Company reimbursed all of the issued and outstanding convertible unsecured senior notes for proceeds of $
27,452 and 253 shares were issued on conversion of $15 convertible unsecured senior notes.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

19.	Leases liabilities

Carrying value

Balance as at November 30, 2021	$2,518

Accretion expense	157

Lease payments	(605)

Effect of change in exchange rates	(148)

Balance as at November 30, 2022	$1,922

Accretion expense	101

Lease payments	(452)

Effect of change in exchange rates	17

Termination (a)	(920)

New lease (b)	326

Balance as at November 30, 2023	$994

Current portion	(421)

Non-current portion	$573

(a)
On February 17, 2023, the Company terminated its lease in Ireland. Accordingly, the Company reduced its right-of-use
assets by $799, the lease liabilities by $920 and recorded a gain on lease termination of $121.
The gain is presented in finance income (Note 5).

(b)	On March 1, 2023, the Company signed a new lease in Ireland. Accordingly, the Company recorded a right-of-use asset and a lease liability of $326.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts
Authorized in unlimited number and without par value
Common shares;
Preferred shares, issuable in one or more series.
All issued shares were fully paid on November 30, 2023 and 2022.
Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual meeting of shareholders.
No preferred shares are outstanding.

(a)	Public offering
On January 19, 2021, the Company completed a public offering for the sale and issuance of units. Each unit was comprised of one common share of the Company and o ne half of one
common share purchase warrant of the Company (each whole warrant, a “Public Offering Warrant”) and is classified in Share Capital and Public Offering Warrants within equity. During the year ended November 30, 2023, no Public Offering Warrant were exercised (November 30, 2022 nil and November 30, 2021
,
233,400 Public Offering Warrants were exercised for proceeds of $742). At November 30, 2023, there were
8,130,550
Public Offering Warrants outstanding. Four (4) Public Offering Warrants entitles the holder thereof to purchase one (1) common share at an exercise price of $
12.72
at any time until January 19, 2024
.
The 8,130,550 Public Offering Warrants expired on January
19, 2024
.
On October 31, 2023, the Company completed a public offering for the sale and issuance of
12,500,000 common shares at a price of $1.00
per common share for gross proceeds o
f $12,500. On November 14, 2023, the Company issued 160,000 common shares at a price of $1.00 per common share for gross proceeds of $
160
in relation to the partial exercise of the over-allotment option. The
C
ompany has also completed a concurrent private placement (the “Concurrent Private Placement”) with Investissement Québec of
 9,118,184 common shares and 3,381,816
fully-funded,
non-voting
subscription receipts, exchangeable at all times into common shares on a one-for-one basis in, in each case, at $
1.00
for gross proceeds of $
12,500
. The subscription receipts were issued to limit the share ownership of the investor to not more than 19.9% of the issued and outstanding common shares and the subscription receipts are exchangeable at any time, provided ownership limitations are respected. The Company has also entered into an investor rights agreement pursuant to which Investissement Québec will be entitled to nominate one director to the Company’s board of directors for as long as it holds 50% of the Common Shares purchased pursuant to the Concurrent Private Placement. The cost of the offering amounted to $
2,053
.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(b)	Milestone oncology
In March 2021, the Company issued 120,482 common shares under the terms of the acquisition agreement entered into with all of the shareholders of Katana for Katana’s in-licensed
oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $668 initially recorded in “Contributed surplus” on the date of the acquisition was reclassified to “Share capital” (Note 13).

(c)	Marathon warrants
On February 27, 2023, the Company issued to Marathon an aggregate of
5,000,000
common share purchase warrants (the “Marathon Warrants exercisable into 1,250,000 common shares, at an exercise price of
$5.80
, post Consolidation. The Marathon Warrants are exercisable for a period of seven years.
The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Loan Facility and their affiliates and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss.
The Marathon Warrants were issued as consideration for various amendments made to the Marathon Credit Agreement, including:

●	An amendment to remove a condition precedent to the disbursement of the Tranche 2 Loan requiring the Company to have filed with the FDA the results of a human factor study before June 30, 2023; and

●	An amendment to allow for the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.
In consideration of the Fifth Amendment, the Company has agreed to reset the exercise price of the
5,000,000
Marathon Warrants, which are now exercisable into

1,250,000

common shares at

$
2.30
per common share. (Refer to Note 17)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(c)	Marathon warrants (continued)

The fair value of the Marathon Warrants was treated as a cash outflow in testing whether the debt modification was a substantial modification and it was concluded that the modification was not substantial. At the issuance
, $
2,650

were recorded as loss on debt modification using the Black-Sholes model and the assumptions set forth in the table below. An amount of $
350
was recorded reflecting the increase of fair value of Marathon Warrants for the repricing upon entering into the Fifth Amendment. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a gain on fair value remeasurement o
f $
1,525
for the year ended November
30
,
2023
.

	Measurement date as at November 30, 2023	Issuance date measurement

Risk-free interest rate	4.326%	3.92%

Expected volatility	88.568%	61.985%

Average option life in years	6.25 years	7 years

Share price	$1.63	$3.80

Exercise price	$2.30	$5.80

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the term of the Marathon warrant life. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the Marathon warrant is based upon the contractual term. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
With the issuance of the Marathon Warrants, the Company incurred transaction costs totalling $
196
of which $
78
was allocated to the Loan Facility and $
118
was recorded as deferred financing costs relating to the available tranches under the Loan Facility
.
Deferred financing costs were written off on November 30, 2023 (Note 17).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(d)	ATM program
Under the terms of a sales agreement dated July 23, 2021, the Company was able to issue and sell from time to time its common shares, having an aggregate offering price of up to $50,000,
through or to the Agent, as agent or principal, in the United States for a period ending in December 2023. Sales of the common shares were to be made in transactions that were deemed to be
“at-the-market
distributions“ (“ATM“). In the fourth quarter of 202
2, 400,000 common shares (2021 – no common shares) were sold for proceed
s
of $2,960 under the ATM program. Commission, legal and other costs related to this equity offering
were charged directly to equity in the amount of $126 (2021 - nil). The common
shares were sold at the prevailing market prices, which resulted in a price of $1.85 per share. Deferred financing costs in the amount of $607 were written off in the statement of net loss of November 30, 2023, in relation to the end of the program in December of 2023 without additional usage.

(e)	DSU plan
On December 10, 2010, the Board of Directors adopted the DSU Plan for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality
individuals to act as directors or officers and to better align their interests with those of the shareholders of the Company in the creation of long-term
value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is used to determine the number of DSUs a Beneficiary may be granted or the value to be paid to a Beneficiary upon redemption. This value is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which the Company is entitled to grant DSUs, or on the date on which a Beneficiary redeems them, and during the four previous trading days.
DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.
DSUs are totally vested on the grant date. When DSUs are granted to officers as part of their annual bonus, a DSU liability is recorded on the grant date in lieu of a liability for a cash bonus payment. In the case of directors, the expenses related to DSUs and their liabilities are recognized on the grant date. During the year ended
November 30, 2023, nil (2022 -

$
126
; 2021 –
 $
78
)
was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2023, a gain of
 $
224
(2022 - $221; 2021 – loss of
 $
209)
was recognized within finance costs (Note
5)
. As at November
30
,
202
3
, the Company had a total
24,878
 DSUs outstanding
(202
2
 –
67,536
DSUs) and a liability related to the DSUs of $
39
(202
2
 –
liability of $
589
).

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(e)	DSU plan (continued)

Cash-settled
forward stock contracts
To protect against fluctuations in the value of DSUs, the Company entered into cash-settled
forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 202
3
, the
cash-settled
forward stock contracts outstanding correspond to a total of 67,535 (202
2
– 67,535) common shares at a price of $19.47 per share (202
2
 – $19.68 per share) expiring on December 1
8
, 202
4
(202
2
 – December 1
9
, 202
3
). As at November 30, 202
3
, the fair value of
cash-settled
forward stock contracts was $110 (202
2
 – $603) and is recorded in derivative financial assets. During the year ended November 30, 202
3
, a loss of
$492 (2022 -
$217
;2021 –
gain of $212) related to the change in fair value of derivative financial assets was recognized within finance costs.

(f)	S tock Appreciation Rights
On October 4, 2018, the Board of Directors approved a stock appreciation rights plan (the “SARs Plan”) for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The term of a SAR may not exceed
10
years from the grant date. Generally, SARs vest over a period of three years.
For the year ended November 30, 2023, ($22) (2022 - $12, 2021 – $53) was recorded as share-based
compensation expense for the SARs
P
lan. Since these awards will be
cash-settled,
the fair value of SARs granted is estimated at each reporting period using the
Black-Scholes
model and the following weighted average assumptions. The liability is recorded in other liabilities on the statement of financial position.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(f)	Stock Appreciation Rights (continued)

Granted in 2019 and 2021	Measurement date as at November 30, 2023	Measurement date as at November 30, 2022

Risk-free interest rate	3.55%	3.50%

Expected volatility	89.51%	58.4%

Average option life in years	6.8 years	7.8 years

Share price	$ 1.58 (CA$2.15)	$ 8.72 (CA$11.72)

Option exercise price	$ 16.99 (CA$23.07)	$ 17.16 (CA$23.07)

The
risk-free
interest rate is based on the implied yield on a Canadian government zero-coupon
issue, with a remaining term equal to the expected term of a SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of a SAR is estimated taking into consideration the vesting period on the grant date, the life of a SAR and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
No SARs w
ere
granted during the years ended November 30, 2023 and 2022.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(g)	Shareholder rights plan
On March 3, 2022, the Board of Directors approved certain amendments and the renewal of the Company’s shareholder rights plan and, on April 6, 2022, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Rights Plan”). The Rights Plan was approved by the shareholders on May 10, 2022. The Rights Plan is
designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, Rights the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2025 unless the Rights Plan is reconfirmed and approved by shareholders at such meeting.
The rights issued under the Rights Plan are initially attached to and traded with the common shares, and no separate certificate is issued unless a triggering event occurs. The rights become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire
20
% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Rights Plan, each right (other than those held by the acquiring person) will permit the holder to purchase for the exercise price that number of common shares determined as follows: a value of twice the exercise price divided by the “Market Price” (defined under the Rights Plan as being the average weighted trading price per common share for the 20 consecutive trading days through and including the trading day immediately preceding the relevant date) on the common share acquisition date (defined as “Stock Acquisition Date” under the Rights Plan). The exercise price under the Rights Plan has been set to three (3) times the Market Price.
Under the Rights Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than
105
days. If, at the end of
105
days, more than
50
% of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the common shares. If more than
50
% of the outstanding common shares, other than those owed by the offeror and certain related parties, have been tendered within the above mentioned
105
days period, the offeror must make a public announcement of that fact and the bid must remain open for an additional ten business days from the date of the announcement.

(h)	Stock option plan
The Company has established a stock option plan (the “Option Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options (the “Option”) for the purchase of common shares. The exercise date of an Option may not be later than
10 years after the grant date. On March 28, 2023, the Company’s Board of Directors amended the Option Plan
to provide, among other things, that the
maximum number
of common shares that may be issued under the
Option Plan
(together with any other security-based compensation arrangements) shall not exceed 17% of the issued and outstanding common shares, on a non-diluted
basis
.

The Option Plan has
a “reloading” or “evergreen” feature, so that whe
n Options a
re exercised, the number of common
shares issuable under the Option Plan will be replenished and such exercised
O
ptions will be available to be regranted in the future. Shareholders ratified this amendment on May 9, 2023. Generally, the Options vest on the grant date or over a period of up to three years.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

As at November 30, 2023, 5,762,675
O
ptions could still be granted
by
the Company (2022
 –
1,091,358,
2021
 –
1, 062,851
)
under the Option Plan.
All Options are to be settled by the physical delivery of common shares.
Changes in the number of Options outstanding during the past two years were as follows:

		Weighted average exercise price per option

	Number of Options	CA$	US$

O ptions outstanding in CA $

Options outstanding as at November 30, 2021	797,583	$15.32	$12.00

Granted – CA$	547,847	16.68	13.00
Forfeited and expired – CA$	(144,213)	17.80	13.52
Exercised (share price: CA$11.12 (US$8.24))	(21,165)	1.24	0.92

Options outstanding as at November 30, 2022	1,180,052	$15,92	$11,84

Granted – CA$	792,193	5.16	3.80
Forfeited and expired – CA$	(197,686)	12.34	9.10

Options outstanding as at November 30, 2023 – CA$	1,774,559	$11.51	$8.48

Options exercisable as at November 30, 2023 – CA$	926,539	$15.19	$11.19

Options exercisable as at November 30, 2022 – CA$	554,354	$16.32	$12.12

Options outstanding in US$

Options as at November 30, 2021 – US$	20,183	-	12.36

Granted – US$	96,668	-	12.08
Forfeited – US$	(10,208)	-	12.52

Options outstanding as at November 30, 2022 – US$	106,643	$-	$10.00

Granted – US$	203,935	-	3.80
Forfeited – US$	(31,209)	-	5.01

Options outstanding as at November 30, 2023 – US$	279,369	$-	$6.02

Options exercisable as at November 30, 2023 – US$	65,692	$-	$9.48

Options exercisable as at November 30, 2022 – US$	7,769	$-	$11.96

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

The following table provides Option information as at November 30, 2023 (Options outstanding in CA$).

Price range		Number of options outstanding	Weighted average remaining life		Weighted average exercise price

CA$	US$		(years)	CA$	US$

1.00 – 4.76	0.74 – 3.50	57,500	0.03	1.52	1.12

4.77 – 8.00	3.51 – 5.89	707,695	9.25	5.16	3.80

8.01 – 15.00	5.90 – 11.04	308,196	5.43	11.10	8.17

15.01 – 24.00	11.05 – 17.67	621,167	7.55	16.85	12.40

24.01 – 36.00	17.68 – 26.51	51,575	4.86	33.27	24.50

36.01 – 40.00	26.51 – 29.45	28,426	4.35	38.24	28.16

		1,774,559	7.49	11.51	8.48

The following table provides Option information as at November 30, 2023 (Options outstanding in US$).

Price range		Number of Options outstanding	Weighted average remaining life		Weighted average exercise price

	US$		(years)		US$

	1.00 – 4.76	179,185	9.25		3.80

	4.77 – 15.00	100,184	8.03		10.00

		279,369	8.81		6.02

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

For the year ended November 30, 2023, $2,237 (2022 - $3,860, 2021 – $1,879) was recorded as share-based
compensation expense for the Option Plan. The fair value of Options granted in 202
3
 and 202
2

was estimated on
the grant date using the
Black-Scholes
model and the following weighted average assumptions.

Options granted in CA$	2023	2022

Risk-free interest rate	3.33%	1.62%

Expected volatility	64.3%	65.5%

Average option life in years	9.5 years	9 years

Grant-date share price	$ 3.80 (CA$5.16)	13.00 (CA$16.68)

Option exercise price	$ 3.80 (CA$5.16)	13.00 (CA$16.68)

Options granted in US$	2023	2022

Risk-free interest rate	3.92%	1.95%

Expected volatility	62%	64%

Average option life in years	9.5 years	9 years

Grant-date share price	$3.80	12.08

Option exercise price	$3.80	12.08

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

The risk-free interest rate is based on the implied yield on a Canadian or U.S. government zero-coupon
issue, with a remaining term equal to the expected term of an Option. The volatility is based on the weighted average historical volatility adjusted for changes expected due to publicly available information. The life of an Option is estimated taking into consideration the vesting period on the grant date, the life of the Option and the average period of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since Company policy is to retain all earnings to finance operations and future growth.
The following table summarizes the measurement date weighted average fair value of Options granted during the years ended November 30, 2023 and 2022.

Options granted in CA$	Number of Options granted	Weighted average grant date fair value

2023	792,193	$2.77 (CA$3.76)

2022	547,847	$8.64 (CA$11.64)

Options granted in US$	Number of Options granted	Weighted average grant date fair value

2023	203,935	$2.72

2022	96,668	$8.36

The
Black-Scholes
model used by the Company to calculate the option values was developed to estimate the fair value of freely tradable, fully transferable Options without vesting restrictions, which significantly differs from the Company’s Option grants. This model also requires four highly subjective assumptions, including future stock price volatility and the average Option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(i)	Loss per share
The calculation of basic loss per

common
share was based on the net loss attributable to common shareholders of the Company of $23,957 (2022 – 47,237, 2021 – $31,725) and a weighted average number of common shares outstanding calculated as follows.

	2023	2022	2021

Issued common shares as at December 1	24,201,582	23,780,417	19,253,360

Effect of share options exercised	-	3,338	93,562

Effect of public issue common shares	1,843,517	-	3,704,071

Impact on conversion of convertible unsecured senior notes	107	-	-

Effect of share issue - ATM program	-	29,589	-

Effect of subscription receipts issue	287,223	-	-

Effect of broker warrants exercised	-	-	36,564

Weighted average number of common shares, basic and diluted	26,332,429	23,813,344	23,087,557

For the year ended November 30, 2023, 2,053,928 (2022 – 1,286,695, 2021 – 817,766)
O
ptions, 8,130,550 (2022 – 8,130,550, 2021 – 8,130,550) Public Offering Warrants, and 5,000,000 Marathon Warrants were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

The convertible unsecured senior notes were also excluded from the weighted average number of diluted common share calculation for the periods they were outstanding.
The average market value of the Company’s common shares for purposes of calculating the dilutive effect of Options was based on quoted market prices for the period during which the options were outstanding.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

20.	Share capital, warrants and subscription receipts (continued)

(j)	Accumulated other comprehensive income (loss)

	2023	2022	2021

Unrealized losses on FVOCI financial assets, net of tax	$(256)	$(555)	$(195)

Cumulative exchange difference on translation of foreign operations	940	940	151

	$684	$385	$(44)

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

21.	Income taxes
The following table presents the components of the current and deferred tax expenses (recovery).

	2023	2022	2021

Current tax expense	$450	$443	$63

Deferred tax expense (recovery)

Origination and reversal of temporary differences	$(5,972)	$(11,705)	$(7,796)

Change in unrecognized deductible temporary differences	5,943	11,705	7,796

Total deferred tax expense (recovery)	$(29)	$-	$-

Total current and deferred tax expense	$421	$443	$63

Reconciliation between effective and applicable tax amounts.

	2023	2022	2021

Income taxes at domestic tax statutory rate	$(6,237)	$(12,400)	$(8,390)

Change in unrecognized deductible temporary differences	5,943	11,705	7,796

Impact of differences in statutory tax rates	(130)	102	64

Non-deductible expenses and other	845	1,036	593

Total income tax expense	$421	$443	$63

The applicable statutory tax rate was
26.5
%
in 2023, 2022 and 2021. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

21.	Income taxes (continued)

Unrecognized deferred tax assets
As at November 30, 2023 and 2022, the amounts and expiry dates of Canadian tax attributes for which no deferred tax asset was recognized were as follows:

		2023		2022

	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$87,151	$105,549	$86,768	$105,174

Losses carried forward 2027	5,512	5,504	5,569	5,561
2028	33,761	16,258	34,110	16,426
2029	14,345	12,124	14,494	12,250
2030	8,423	8,420	8,510	8,507
2031	17,346	15,397	17,525	15,556
2032	11,752	10,791	11,874	10,902
2033	8,444	8,365	8,532	8,451
2034	7,733	7,665	7,813	7,744
2037	6,901	6,818	6,972	6,889
2038	2,013	1,938	2,034	1,958
2039	1,326	1,289	1,340	1,302
2040	7,242	7,218	7,317	7,292
2041	19,152	19,078	19,350	19,276
2042	29,042	28,885	31,181	31,190
2043	19,298	19,284	-	-

Other temporary differences, without time limitation

Excess of tax value of property and equipment over carrying value	435	420	1,000	454

Excess of tax value of intellectual property and patent fees over carrying value	10,660	10,656	10,765	10,765

Available deductions and other	73,522	32,536	69,448	28,034

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, no amount has been recognized in the consolidated statements of financial position. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

21.	Income taxes (continued)

Unrecognized deferred tax assets (continued)

In addition to the above attributes, as at November 30, 2023, the Company had available $8,816 (2022 – $8,883) of losses carried forward in Ireland without expiry dates for which no deferred tax assets were recognized. As at November 30, 2023, deferred tax liabilities had not been recognized for taxable temporary differences arising from investments in a subsidiary because the Company controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.

22.	Supplemental cash flow disclosures
The Company entered into the following transactions, which had no impact on its cash flows.

	2023	2022	2021

Deferred financing costs included in accounts payable and accrued liabilities	$-	$-	$174

Additions to property and equipment included in accounts payable and accrued liabilities	-	156	-

Acquisition of derivative financial assets included in accounts payable and accrued liabilities	-	104	-

Additions to intangible assets included in accounts payable and accrued liabilities	-	2,832	-

Reclassification of other Deferred financing costs to deficit	-	38	-

Share issue cost included in accounts payable and accrued liabilities	505	37	-

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

23.	Financial instruments
Overview
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks. In addition to currency risk, the Company has exposure to risks from disputed accounts receivables.
Credit risk
Credit risk refers to the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.
The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (refer to Note 27), other receivable and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $12,798 (2022 – $10,659), all of which were aged under 60 days or received after year end. There was no amount recorded as bad debt expense for the years ended November 30, 2023 and 2022. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consists principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade
corporate bodies and money market funds (2023 – $6,290; 202
2
 – $9,214). As at November 30, 2023, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.
Liquidity risk
Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 24, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.
The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regards to the expected timing of expenditures and prevailing interest rates.

7
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

23.	Financial instruments (continued)

Liquidity risk
(continued)

Pursuant to the Marathon Credit Agreement, the Company is required to maintain cash, cash equivalents and eligible short-term investments overtime between
$15,000
to $20,000
based on the last twelve months adjusted EBITDA-based targets, which restricts the management of the Company’s liquidity. Refer to notes 1 and 17.
The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2023 and 2022.

					2023

	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$28,471	$28,471	$28,471	$-	$-

Facility loan, including interest (1)	57,974	80,141	17,416	50,348	12,377

Lease liabilities	994	1,108	487	516	105

	$87,439	$109,720	$46,374	$50,864	$12,482

(1)	Based on SOFR forward rates.

					2022

	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$41,065	$41,065	$41,065	$-	$-

Term loan, including interest (2)	37,894	57,667	5,649	28,421	23,597

Convertible unsecured senior notes, including interest	26,895	29,081	29,081	-	-

Lease liabilities	1,922	2,196	595	1,145	456

	$107,776	$130,009	$76,390	$29,566	$24,053

(2)	Based on SOFR forward rates. The maturities above reflect the fact that the Marathon Credit Agreement has been amended in the subsequent event period and, as such, the contractual maturities are used.

7
3

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

23.	Financial instruments (continued)

Currency risk
The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US$, primarily cash, sale of goods and expenses incurred in CA$ and euros.
Exchange rate fluctuations for foreign currency transactions can cause cash flows, as well as amounts recorded in the consolidated statements of net loss, to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US$ at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of net loss.

74

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

23.	Financial instruments (continued)

Currency risk
(continued)

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2023 and 2022.

		2023		2022

	CA$	EURO	CA$	EURO

Cash	358	123	1,547	236

Bonds and money market funds	8,543	-	12,387	-

Trade and other receivables	296	2	733	2,141

Tax credits and grants receivable	497	145	66	239

Accounts payables and accrued liabilities	(5,395)	(224)	(10,784)	(5,849)

Lease liabilities	(925)	(288)	(1,362)	(873)

Provisions	(326)	(3,192)	-	(3,486)

Total exposure	3,048	(3,434)	2,587	(7,592)

The following exchange rates are those applicable as at November 30, 2023 and 2022.

		2023		2022
	Average rate	Reporting date rate	Average rate	Reporting date rate

CA$ – US$	0,7404	0,7363	0,7722	0,7439

Euro – US$	1,0792	1,0903	1,0600	1,0406

7
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

23.	Financial instruments (continued)

Currency risk
(continued)

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CA$ or the euro would have an impact on net earnings for CA$ and in the accumulated other comprehensive loss for euro as follows, assuming that all other variables remained constant.

		2023		2022

	CA$	Euro	CA$	Euro

Positive (negative) impact	152	(172)	129	(380)

An assumed 5%
weakening of the CA$ or of the euro would have had an equal but opposite effect on the above currencies in the amounts shown above, assuming that all other variables remained constant.
Interest rate risk
Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Short-term
bonds held by the Company are invested at fixed interest rates and/or mature in the short term.
Long-term
bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as fair value through OCI, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income (loss).
Based on the value of the Company’s
short-
and
long-term
bonds as at November 30, 2023, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income (loss) by approximately
$
42
(2022 – $79); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.
Cash and money market funds bear interest at variable rates. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

7
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

23.	Financial instruments (continued)

Interest rate risk
(continued)

Based on the average value of variable
interest-bearing
cash and money market funds during the year ended November 30, 2023 of
$20,231
(2022 – $23,505), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately
$101
(2022 – $118); an assumed decrease of 0.5% would have had an equal but opposite effect.
Based on the value of the Company’s long-term loan as at November 30, 2023, an assumed 0.5% increase in SOFR rate during such year would have decreased future cash flows and net profit by approximately $300 and an assumed increase of 0.5% would have had an equal but opposite effect.

24.	Capital management
The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities. The Company depends primarily on revenue generated by sales of
EGRIFTA SV
®

as well as sales of Trogarzo
®
in the United States, and, from time to time, on public offerings of securities in North America to finance its activities. In order to maintain or adjust its capital structure, the Company, upon approval by its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company has also announced that it will evaluate its options in funding late stage development programs, which may include seeking a potential partner.
The capital management objectives remain the same as of the previous year, including that the Company’s cash deposit and brokerage accounts are subject to control agreements relating to the Loan Facility and certain credit card arrangements allowing creditors to collateralized outstanding loaned values. Furthermore, the Company is required to maintain cash, cash equivalents and eligible short-term investments over time to range of $15,000 to $20,000 based on targeted Marathon Adjusted EBITDA.
As at November 30, 2023, cash, bonds and money market funds amounted to $40,387 (2022-$33,070).

7
7

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

24.	Capital management (continued)

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.
The Company defines capital to include total equity and, prior to June 30, 2023, convertible unsecured senior notes.
The Company is not subject to any externally imposed capital requirements, except those disclosed in Note 17 in relation to the Marathon Credit Agreement.

25.	Determination of fair values
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
Financial assets and financial liabilities measured at fair value
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
Other financial assets and financial liabilities
The Company has determined that the carrying values of its
short-term
financial assets and financial liabilities, including cash, trade and other receivables, and accounts payable and accrued liabilities approximate their fair value because of their relatively short period to maturity.

7
8

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

25.	Determination of fair values (continued)
Other financial assets and financial liabilities
(continued)
Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).
The Company has determined that the carrying value of its Loan Facility approximates its fair value because the terms were modified near the end of the 2023 fiscal year-end.
Share-based
payment transactions
The fair value of the Share Options is measured based on the
Black-Scholes
valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free
interest rate (based on government bonds). Service and
non-market
performance conditions attached to the transactions, if any, are not taken into account in determining fair value.
The fair value of the DSUs is determined using the quoted price of the common shares of the Company and considered Level 2 in the fair value hierarchy.
Marathon Warrants
The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy. Reasonably possible changes at November 30, 2023, to one of the significant unobservable input, holding other inputs consistent, would have the following effects:

	Net loss

	Increase		Decrease

Expected volatility (10% movement (100 bps))		$(100)	$125

26.	Commitments

(a)	Long-term procurement agreements and research agreements
The Company has
long-term
procurement agreements with third party suppliers in connection with the commercialization of
EGRIFTA SV
®
and Trogarzo
®
. As at November 30, 2023, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $14,682
(2022
–
$1,644) for the manufacture of Trogarzo
®
,
EGRIFTA SV
®
and for other various services.
As at November 30, 202
3
, the Company also ha
d
 research commitments and outstanding clinical material purchase orders amounting to $807 (2022 – $
1,310
) in connection with the oncology platform and nil
(2022
–

$868) in connection with a new formulation of tesamorelin and of a multi-dose pen injector developed for this new formulation.

7
9

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

26.	Commitments (continued)

(b)	Licence agreement
On February
3
, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of
Non-Alcoholic
Steatohepatitis (“NASH”) in the general population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, the Company agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of
EGRIFTA
SV
®
above a certain amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of any fatty liver disease, including
Non-Alcoholic
Fatty Liver Disease or NASH in the general population.

8
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

27.	Operating segments
The Company has a single operating segment. As described in Note 3, almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2023	2022	2021

RxCrossroads	$81,392	$78,744	$68,917

Others	372	1,313	906

	$81,764	$80,057	$69,823

All of the Company’s
non-current
assets are located in Canada, the United States and Ireland.
Of the Company’s total
non-current
assets of $14,472 (2022 – $19,890), $14,138 (2022 – $18,980) are located in Canada, $32 (2022 – $69) are located in the United States and $302 (2022 – $841) are located in Ireland.

28.	Related parties
The key management personnel of the Company are the directors, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Global Commercial Officer and the Senior Vice President and Chief Medical Officer.
Key management personnel compensation comprises:

	2023	2022	2021

Short-term employee benefits	$3,259	$3,191	$2,690

Post-employment benefits	95	86	72

Share-based compensation	1,355	2,078	1,243

	$4,709	$5,355	$4,005

8
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2023, 2022 and 2021

28.	Related parties (continued)

As at November 30, 2023, the key management personnel controlled 1.1% (2022 – 0.8%) of the voting shares of the Company.

8
2

Item 19. Exhibits

1.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)

1.2	Amended and Restated By-laws No.3 of the Company

1.3	By-laws No.4 of the Company

2.1

Amended and Restated Shareholder Rights Plan Agreement dated April 6, 2022 between Theratechnologies Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on April 14, 2022)

2.2	Share Option Plan dated as of May 9, 2023 of the Company

2.3	Description of Securities Registered Under Section 12 of the Exchange Act

4.1

Manufacture and Supply Agreement, by and between Draxis Pharma General Partnership and Theratechnologies Inc., dated as of December 23, 2009 (incorporated by reference to Exhibit 99.91 to the Company’s Registration Statement on Form 40-F filed with the SEC on June 13, 2011)

4.2

Amended and Restated Master Services Agreement made as of December 14, 2016 by and between inVentiv Commercial Services, LLC and Theratechnologies Inc. (incorporated by reference to Exhibit 99.59 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.3

Amended and Restated Marketing and Distribution Agreement dated March 6, 2017 by and between Theratechnologies Inc. and TaiMed Biologics Inc. (incorporated by reference to Exhibit 99.57 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.4

Amended and Restated Master Services Agreement made as of November 1, 2017 by and between RxC Acquisition Company and Theratechnologies Inc. (incorporated by reference to Exhibit 99.61 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.5

Amended and Restated Statement of Work #1 entered into as of November 1, 2017 by and between RxC Acquisition Company and Theratechnologies Inc. (incorporated by reference to Exhibit 99.62 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.6

Amended and Restated Statement of Work #2 entered into as of November 1, 2017 by and between RxC Acquisition Company and Theratechnologies Inc. (incorporated by reference to Exhibit 99.63 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.7

Amendment No. 1 to Amended and Restated Marketing and Distribution Agreement effective as of November 6, 2018 by and between Theratechnologies Inc. and TaiMed Biologics Inc. (incorporated by reference to Exhibit 99.58 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.8

Share Purchase Agreement dated February 25, 2019 by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc. (incorporated by reference to Exhibit 99.66 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.9

Amendment No. 1 to Share Purchase Agreement dated August 12, 2019, by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc. (incorporated by reference to Exhibit 99.67 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.10

Amended and Restated Exclusive License Agreement dated February 25, 2019 by and between Transfert Plus, L.P. and Katana Biopharma Inc. (incorporated by reference to Exhibit 99.68 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.11

First Amendment to the Amended and Restated Master Services Agreement dated February 27, 2019 by and between inVentiv Commercial Services, LLC and Theratechnologies Inc. (incorporated by reference to Exhibit 99.60 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.12

Amendment No. 1 to Amended and Restated Statement of Work #1 made as of November 1, 2019 by and between RxC Acquisition Company d/b/a RxCrossroads by McKesson and Theratechnologies Inc. (incorporated by reference to Exhibit 99.9 to the Company’s Registration Statement on Form 40-F filed with the SEC on February 25, 2020)

4.13

Amendment No. 1 to Amended and Restated Statement of Work #2 made as of November 1, 2019 by and between RxC Acquisition Company d/b/a RxCrossroads by McKesson and Theratechnologies Inc. (incorporated by reference to Exhibit 99.10 to the Company’s Registration Statement on Form 40-F filed with the SEC on February 25, 2020)

4.14

Second Amendment to Amended and Restated Master Services Agreement made as of February 3, 2020 by and between inVentiv Commercial Services, LLC and Theratechnologies Inc. (incorporated by reference to Exhibit 99.11 to the Company’s Registration Statement on Form 40-F filed with the SEC on February 25, 2020)

4.15

Amended and Restated License Agreement made as of February 3, 2020 by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and Theratechnologies Inc. (incorporated by reference to Exhibit 99.12 to the Company’s Registration Statement on Form 40-F filed with the SEC on February 25, 2020)

4.16

Commitment Letter made as of July 13, 2022, by and between Marathon Asset Management and Theratechnologies Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on July 21, 2022)

4.17

Underwriting Agreement, dated October 25, 2023, by and among Theratechnologies Inc., Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation. (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 27, 2023)

4.18

First Amendment to Credit Agreement made as of February 27, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)

4.19

Second Amendment to Credit Agreement made as of May 15, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)

4.20

Third Amendment to Credit Agreement made as of July 10, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)

4.21

Fourth Amendment to Credit Agreement made as of July 28, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)

4.22

Amended and Restated Fourth Amendment to Credit Agreement made as of September 21, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)

4.23

Fifth Amendment to Credit Agreement made as of October 13, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P. (incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023)

4.24

Investor Rights Agreement dated October 31, 2023, by and between Theratechnologies Inc. and Investissement Québec. (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2023)

4.25

Deferred Compensation Plan for Members of the Board of Directors and Certain Executive Officers of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)

4.26	Amendment No. 2 to Amended and Restated Marketing and Distribution Agreement effective as of November 5, 2019 by and between Theratechnologies Inc. and TaiMed Biologics Inc.

4.27

Amendment No.1 to the Manufacture and Supply Agreement made as of January 7, 2020 by and between Jubilant Hollisterstier General Partnership (f/k/a Draxis Pharma General Partnership) and Theratechnologies Inc.

4.28	First Amendment to the Amended and Restated License Agreement made as of April 15, 2020 by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and Theratechnologies Inc.

4.29

Amendment No.2 to the Manufacture and Supply Agreement made as of January 1, 2021 by and between Jubilant Hollisterstier General Partnership (f/k/a Draxis Pharma General Partnership) and Theratechnologies Inc.

4.30	First Amendment to the Amended and Restated Exclusive License Agreement effective October 26, 2020 by and between Transfert Plus, L.P. and Theratechnologies Inc.

4.31

Amendment No. 2 to Share Purchase Agreement dated March 29, 2021, by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc.

4.32	Consulting Agreement made as of May 13, 2021 by and between JP Arena Consulting, LLC, and Theratechnologies Inc.

4.33	Amendment No. 3 to Amended and Restated Marketing and Distribution Agreement effective as of May 18, 2021 by and between Theratechnologies Inc. and TaiMed Biologics Inc.

4.34

Third Amendment to Amended and Restated Master Services Agreement made as of December 1, 2021 by and between Syneos Health Commercial Services (f/k/a inVentiv Commercial Services, LLC) and Theratechnologies Inc.

4.35	Amendment No. 2 to Amended and Restated Statement of Work #2 made as of February 17, 2023 by and between RxC Acquisition Company d/b/a RxCrossroads by McKesson and Theratechnologies Inc.

4.36	Manufacturing and Supply Agreement made as of July 31, 2023, by and among Theratechnologies Inc. and Bachem Americas Inc.

4.37	Employment Agreement made as of March 1, 2020 by and between Paul Lévesque and Theratechnologies Inc.

4.38	Employment Agreement made as of February 24, 2016 by and between Philippe Dubuc and Theratechnologies Inc.

4.39	Amendment No.1 to Employment Agreement made as of July 27, 2023 by and between Philippe Dubuc and Theratechnologies Inc.

4.40	Amended and Restated Employment Agreement made as of December 21, 2012 by and between Christian Marsolais and Theratechnologies Inc.

4.41	Amendment No.1 to Amended and Restated Employment Agreement made as of July 28, 2023 by and between Christian Marsolais and Theratechnologies Inc.

4.42	Employment Agreement made as of January 6, 2023 with an effective date of April 11, 2022 by and between John Leasure and Theratechnologies Inc.

4.43	Amendment No.1 to Employment Agreement made as of July 31, 2023 by and between John Leasure and Theratechnologies Inc.

4.44	Employment Agreement made as of March 29, 2007 by and between Jocelyn Lafond and Theratechnologies Inc.

4.45	Amendment No.1 to Employment Agreement made as of July 5, 2012 by and between Jocelyn Lafond and Theratechnologies Inc.

4.46	Amendment No.2 to Employment Agreement made as of July 27, 2023 by and between Jocelyn Lafond and Theratechnologies Inc.

4.47	Amendment No.3 to Employment Agreement made as of December 15, 2023 by and between Jocelyn Lafond and Theratechnologies Inc.

8.	Significant Subsidiaries of the Registrant

11.1	Code of Business Conduct & Ethics of the Company

11.2	Insider Trading Policy, dated November 29, 2021.

12.1	Certificate of CEO pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act

12.2	Certificate of CFO pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act

13.1	Certificate of CEO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of CFO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Consent of KPMG

17.	List of Subsidiary Guarantors

97.1	Clawback Policy

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104.	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THERATECHNOLOGIES INC.

Date: February 21, 2024	By:	/s/ Paul Lévesque
Name: Paul Lévesque
President and Chief Executive Officer

140