Form 20-F
period 2024-11-30
Theratechnologies Inc.
filed 2025-02-26
CIK 1512717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2024
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
2015 Peel Street, 11
th
Floor, Montreal, Quebec, Canada, H3A 1T8
(Address of principal executive offices)
Jocelyn Lafond, Tel.: (438)
315-6607,
Fax: (514)
331-9691
2015 Peel Street, 11
th
Floor, Montreal, Quebec, Canada, H3A 1T8
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
of the Exchange Act).  Yes ☐ No

☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
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

•

Trogarzo® (ibalizumab-uiyk) refers to a recombinant humanized monoclonal antibody. Trogarzo®, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficiency virus type 1 (“HIV-1”) infection in heavily treatment-experienced adults with multidrug-resistant (“MDR”) HIV-1 infection failing their current ARV regimen. Trogarzo® is a registered trademark of TaiMed Biologics, Inc. (“TaiMed”) and is under exclusive licence to us for use in the United States and Canada.

•

THERA Patient Support® is our registered trademark in the United States and it refers to our patients and physicians service desk providing support to these people in connection with our commercialized products.

•	SORT1+ Technology is our trademark and refers to our licensed platform to develop peptide-drug conjugates (“PDC”).

•

Donidalorsen is an investigational RNA-targeted Ligand-Conjugated Antisense (“LICA”) medicine designed to target prekallikrein (“PKK”), which plays an important role in activating inflammatory mediators associated with acute attacks of hereditary angioedema (“HAE”). By reducing the production of PKK, donidalorsen could be an effective prophylactic approach to preventing HAE attacks. Donidalorsen is a product of Ionis Pharmaceuticals, Inc. (“Ionis”) and is under exclusive licence to us for commercialization in Canada, if and when approved by Health Canada.

•

Olezarsen is an RNA-targeted medicine designed to lower the body’s production of apoC-III, a protein produced in the liver that regulates triglyceride (“TG”) metabolism in the blood. It is being evaluated for treatment of both familial chylomicronemia syndrome (“FCS”) and severe hypertriglyceridemia (“sHTG”). Olezarsen is a product of Ionis and is under exclusive licence to us for commercialization in Canada, if and when approved by Health Canada.

•

Except as otherwise indicated, the financial information contained in this Annual Report and in our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

•

The Company’s functional and presentation currency is the United States dollar. Except as otherwise indicated, all monetary amounts set forth in this Annual Report are expressed in the United States dollar.

•	References to “$” and “US$” are to U.S. dollars and references to “CA$” or “CAD” are to Canadian dollars.

•

Any references in this Annual Report to the number of common shares (“Common Shares”) (including earnings per share), Marathon Warrants (as defined in Note 19c of the Audited Financial Statements), share options, and the exercise price of the Marathon Warrants, share options and other equity-linked securities issued by the Corporation have been retrospectively adjusted and restated to reflect the effect of the 1:4 reverse stock split effective July 31, 2023 (the “Consolidation”), on a retrospective basis. See Note 1 to the Audited Financial Statements.

•	All information is provided as of November 30, 2024, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Report and the documents contained herein by reference contain forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management (collectively, “Forward-Looking Statements”). In some cases, you can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify Forward-Looking Statements. Although we believe that the expectations reflected in these Forward-Looking Statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these Forward-Looking Statements. Forward-Looking Statements include, but are not limited to, statements about:

●	our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®, despite new market entrants;

●	our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States;

●	our capacity to meet supply and demand for our products;

●	our ability to resume the full distribution of EGRIFTA SV®;

●	the approval of the prior approval supplement by the FDA (as defined below) by the PDUFA (as defined below) goal date of April 18, 2025;

●	our ability to continue generating a positive Adjusted EBITDA (as defined below);

●	the market acceptance of EGRIFTA SV® and Trogarzo® in the United States;

●

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

●	our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States;

●	the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available;

●	our ability to protect and maintain our intellectual property rights in tesamorelin and our other peptide-drug conjugates;

●	our ability to successfully commercialize the F8 Formulation (as defined below) in the United States, if and when approved by the United States Food and Drug Administration (“FDA”);

●	our ability to successfully address the questions raised by the FDA in its complete response letter (“CRL”) regarding the F8 formulation of tesamorelin (“F8 Formulation”);

●	the approval of the F8 Formulation by the FDA;

●

our ability to successfully complete the human factors validation study (“HFS”) results for EGRIFTA SV® and to resubmit a Changes Being Effected (“CBE”) supplement with the FDA for EGRIFTA SV® on or before September 15, 2025, or any other prescribed deadline we may be able to negotiate with the FDA;

●

our capacity to meet the undertakings, covenants and obligations contained in the Toronto-Dominion Bank (“TD”) credit agreement dated November 27, 2024 (“TD Credit Agreement”) and the Investissement Québec (“IQ”) credit agreement dated November 27, 2024 (“IQ Credit Agreement”) (collectively “Loan Agreements”) and not be in default thereof;

●	our capacity to find a partner to pursue the development of sudocetaxel zendusortide;

●	our capacity to acquire, in-license, or copromote new drug products;

●	our success in obtaining Health Canada approval and reimbursement for the two new drug submissions of donidalorsen and olezarsen, if and when filed, and our ability to bring these products to market;

●	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes;

●	our estimates regarding our capital requirements; and

●	our ability to meet the timelines set forth herein.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that:

•	sales of EGRIFTA SV® will not be adversely impacted as a result of the drug shortage that occurred in the first quarter of 2025 and will ramp up in 2025;

•	sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time;

•	our expenses will remain under control;

•	our commercial practices in the United States will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur;

•

no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States or donidalorsen and olezarsen in Canada;

•	pharmaceutical products imported from Canada into the United States will not be impacted by the potential imposition of tariffs by the U.S. government;

•	continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis;

•	our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free;

•	the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto;

•	no biosimilar version of tesamorelin will be approved by the FDA;

•	we will meet our financial guidance if and when issued;

•	we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2025;

•

the FDA will review and approve, or will have no comment on, the Prior Approval Supplement (“PAS”) filed on December 18, 2024 describing the changes made to the manufacturing environment of the facility where EGRIFTA SV® is produced and, to the extent the FDA has questions, we will be able to answer those to the satisfaction of the FDA resulting in an approval of the PAS;

•	we will be able to obtain from the FDA a discretionary order to release new batches of EGRIFTA SV® if the FDA does not approve the PAS;

•	our third-party manufacturer’s site producing EGRIFTA SV® will receive a better site classification than “Official Action Indicated” from the FDA following any new FDA inspection;

•	we will be able to out-license the rights to sudocetaxel zendusortide;

•	the FDA will approve the F8 Formulation;

•	no vaccine or cure will be found for the prevention or eradication of HIV, HAE, FCS or sHTG;

•	the HFS for EGRIFTA SV® will be successfully completed and we will resubmit a CBE supplement with the FDA for EGRIFTA SV® by September 15, 2025, unless an extension to file is obtained;

•	the FDA will approve the CBE supplement for EGRIFTA SV®;

•	we will have all of the information required to file new drug submissions for each of donidalorsen and olezarsen with Health Canada in 2025;

•	the donidalorsen and olezarsen compounds, when filed with Health Canada, will be approved;

•	if and when approved, donidalorsen and olezarsen will be reimbursed in Canada and will be accepted by the Canadian marketplace as treatment for which they will be indicated;

•	sales of donidalorsen and olezarsen will contribute to the top and bottom-line growth of the Company;

•	we will not default under the terms and conditions of the TD Credit Agreement;

•	we will not default under the terms and conditions of the IQ Credit Agreement;

•	the Corporation will continue as a going concern;

•	the data obtained from our market research on the potential market for EGRIFTA SV® and on the potential market for Trogarzo® in the United States are accurate;

•	the data obtained from our market research on the potential market for donidalorsen and olezarsen in Canada are accurate;

•	the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this Annual Report;

•	our business plan will not be substantially modified; and

•	no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

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

NON-IFRS AND NON-U.S. GAAP MEASURE

The information presented in this Annual Report includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, impairment loss on intangible assets (new adjustment in fiscal 2024), income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under “Item 5 – Operating and Financial Review and Prospects – Reconciliation of Adjusted EBITDA” of this Annual Report.

The calculation of the “Adjusted EBITDA” in this Annual Report is different from the calculation of the Adjusted EBITDA under the TD Credit Agreement (the “TD Adjusted EBITDA”) and IQ Credit Agreement (the “IQ Adjusted EBITDA”) for the purpose of complying with the covenants therein. The TD Adjusted EBITDA and the IQ Adjusted EBITDA are sometimes collectively referred to in this Annual Report as the “Loan Agreement Adjusted EBITDA”.

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

Risks Related to the Corporation’s Cash Position and Long Term Debt

The Corporation’s report of independent registered public accounting firm (“Auditors Report”) to shareholders and the Board of Directors of the Corporation, as well as note 1 to the audited consolidated financial statements of the Corporation for the fiscal year ended November 30, 2024 contains a going concern note about the Corporation’s ability to continue as a going concern and its capacity to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2024.

The Corporation’s Auditors Report to the shareholders and Board of Directors, as well as note 1 to the audited annual consolidated financial statements of the Corporation for the fiscal year ended November 30, 2024, contains a going concern note about the Corporation’s ability to continue as a going concern. The going concern note casts substantial doubt about the capacity of the Corporation to honor its obligations as they fall due during a period of at least 12 months from November 30, 2024.

For the year ended November 30, 2024, the Corporation incurred a net loss of $8,306,000 (2023-$23,957,000; 2022-$47,237,000) and had positive cash flows from operating activities of $2,379,000 (2023- negative $5,678,000; 2022 negative $14,692,000). As at November 30, 2024, cash amounted to $5,899,000 and bonds and money market funds amounted to $3,937,000 and the accumulated deficit is $416,887,000. The Corporation’s ability to continue as a going concern requires the Corporation to continue to achieve positive cash flows through revenues generation and managing expenses, and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Corporation announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Corporation’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the FDA. The manufacturer resumed the manufacturing of EGRIFTA SV® in November 2024. In order to resume distribution of EGRIFTA SV®, the Corporation was required to file a PAS with the FDA describing the changes made by its manufacturer. The Corporation filed the PAS on December 18, 2024. A PAS is usually reviewed by the FDA within four months of receipt.

On February 13, 2025, the FDA, via its drug shortage staff, indicated that it would allow the Corporation to sell and distribute newly manufactured batches of EGRIFTA SV® even though the product was manufactured without an approved PAS, thereby allowing the Corporation to sell two manufactured batches of EGRIFTA SV®, representing up to six months of supply. Distribution of the product was resumed on February 13, 2025.

In its communication of February 13, 2025, the FDA indicated that if the Company plans to submit a new or updated proposal to continue mitigating this shortage beyond these two batches, the Company should submit the shortage mitigation proposal to the drug shortage staff so that the FDA can evaluate the proposal. The Company’s contract manufacturer has already manufactured one additional batch of EGRIFTA SV®, and two additional batches are planned before the end of the third quarter of 2025.

Should management’s plans not materialize, the Corporation may be in default under the TD Credit Agreement and the IQ Credit Agreement, be forced to reduce or delay expenditures and capital additions or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of full resumption of product distribution which requires FDA approval. Therefore, there are events or conditions that create material uncertainty and cast substantial doubt about the Corporation’s ability to continue as a going concern.

A breach of a financial covenant under the TD Credit Agreement or the IQ Credit Agreement would entitle the lenders to demand immediate repayment of the Corporation’s debt. As at November 30, 2024, the Corporation’s cash, bonds and money market funds amounted to $9.8 million whereas the principal of the loans to be reimbursed amounted to $45 million. Therefore, if the lenders asked for immediate repayment, the Corporation could be unable to reimburse its debt unless it is able to find additional sources of financing by way of an equity offering. Absent such additional sources of financing, the Corporation could have to sell or liquidate its assets or resort to insolvency laws.

In the event there occurs an event of default under the TD Credit Agreement, the interest rate payable on the loaned amount increases by two hundred basis points and by five hundred basis points if there is a default under the IQ Credit Agreement. In either of these cases TD and IQ, respectively, have the right to declare all amounts outstanding under their respective loans immediately due and payable. If TD or IQ was to declare all loaned amounts due and payable under the TD Credit Agreement or IQ Credit Agreement, as the case may be, the Corporation would not currently be able to repay such amount unless it secures additional financings. Therefore, the Corporation would have to issue additional equity or secure access to alternative funding enabling it to repay in full the loaned amounts under the TD Credit Agreement or the IQ Credit Agreement. The issuance of additional equity would dilute current shareholders and such dilution could be substantial depending on the amount of money the Corporation would have to raise and the price at which such equity offering would be made. In the event the Corporation is unable to implement measures allowing it to secure the repayment of its debt, the Corporation could also have to sell or liquidate its assets or resort to insolvency laws. A recourse to any of these alternatives would have a material adverse effect on the Corporation and its shareholders.

The Loan Agreements contain various covenants, undertakings and obligations, any breach of which could trigger an event of default under the Loan Agreements, resulting in the interest rate payable on any outstanding loaned amount under the TD Credit Agreement to be increased by 200 basis points and 500 basis points under the IQ Credit Agreement and would allow TD and IQ to declare such principal amount and interest on their respective loans immediately due and payable.

An event of default under a Loan Agreement resulting in TD or IQ declaring all principal amount and interest thereon immediately due and payable would require the Corporation to seek and find alternative sources of financing if liquidities readily available to the Corporation were below the amount of the debt to be repaid. As at November 30, 2024, the Corporation had approximatively $9.8 million in cash, bonds and money market funds while the principal of the debt amounted to $45 million. Alternative sources of financing could include the issuance of equity, subject to then prevailing market conditions. The issuance of equity security would dilute shareholders and such dilution could be substantial depending on the price at which the equity offering would be made and the amount to be raised. If the Corporation was unable to secure additional financing to repay any of its outstanding loaned amount, it could have to sell or liquidate its assets. TD and IQ would also have the option to foreclose on all of the assets of the Corporation pursuant to the liens registered against all of the assets of the Corporation. The Corporation could also have to resort to insolvency laws. Any of these alternatives would have a material adverse effect on the Corporation and its shareholders.

We did not generate a profit from our operations in the fiscal year ended November 30, 2024. There can be no guarantee that we will ever achieve profitability.

We have a history of net losses, including a net loss of $8.3 million for the fiscal year ended November 30, 2024. In the future, our profitability will mainly depend on our capacity to successfully maintain the commercialization of EGRIFTA SV® and Trogarzo® in the United States through a low-cost and effective distribution network, compliance with applicable laws, the recruitment and retention of talented personnel, the deployment of effective marketing campaigns and through continued reimbursement coverage for EGRIFTA SV® and Trogarzo® under U.S. Medicare and Medicaid programs and under private-health insurers programs in the United States.

In addition, our profitability will depend on our capacity to obtain Health Canada approval and reimbursement for olezarsen and donidalorsen in Canada. The costs to launch these products is driving negative profitability until their launch on the Canadian market and there is no guarantee that we will be successful in obtaining approval from Health Canada and reimbursement for olezarsen or donidalorsen in Canada.

Our long-term profitability will also depend on our ability and capacity to acquire or in-license additional commercialized drug products immediately accretive to our business, and to control our operating expenses.

There is no guarantee that we will continue succeeding in growing sales of EGRIFTA SV® and Trogarzo® in the United States or acquiring or in-licensing additional commercialized drug products. The acquisition or in-licensing of additional commercialized drug products will depend on our ability to identify such products, our capacity to enter into agreements on terms satisfactory to us and to obtain all approvals, if any are required. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected, and we may never obtain or sustain profitability.

We may not be able to generate sufficient cash from our operating activities to service our debt obligations.

Future financial and operating performance remain subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to generate a level of positive cash flows from operating activities sufficient to pay the principal and interest on the loans provided by TD and IQ.

For the three months ended November 30, 2024, and for the fiscal year ended November 30, 2024, the Corporation had positive operating cash flows of $227,000 and $2.4 million, respectively. If the cash flow we generate and our capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay expenditures and capital additions, seek additional capital or restructure or refinance our debt. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and we could have to resort to insolvency laws to seek protection from our creditors.

Interest rate fluctuations may have a material adverse effect on our capacity to reimburse the loaned amounts under the TD Credit Agreement and IQ Credit Agreement and on our capacity to execute on our business plan.

The interest rate stipulated in the TD Credit Agreement is based on the Secured Overnight Financing Rate (“SOFR”), plus a premium (“TD Premium”), currently established at 2.75%. The TD Premium can increase by up to 150 basis points (1.5%) or decrease by 50 basis points (0.5%) depending on our ratio of total debt to TD Adjusted EBITDA. The interest rate stipulated in the IQ Credit Agreement is based on US Treasury rates, which is fixed at 4.22% for the term of the loan, plus a risk premium (“IQ Premium”) of 7.23%. The current interest rate paid on the IQ loan is 11.45%. This rate may be decreased or increased by 50 basis points (0.5%), depending on our ratio of total debt to IQ Adjusted EBITDA.

SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. SOFR has a limited history, and the future performance of SOFR cannot be predicted based on its limited historical performance. The level of SOFR may bear little or no relation to historical, actual or indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations, and hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. The future performance of SOFR is therefore impossible to predict, and no future performance of SOFR may be inferred from any of the historical, actual or indicative data. Changes in the levels of SOFR will affect the interest rate we have to pay to TD under the TD Credit Agreement during the term of the loan and may adversely affect the amount of cash we will have to allocate to the repayment of the loan.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. If SOFR increases as a result of events over which we have no control, this could have a material adverse effect on our financial condition and results of operations. If SOFR increases, our debt service obligations would increase even if the amount borrowed remained the same, and our net loss could increase and cash flows from operating activities, including cash available for servicing our indebtedness, could correspondingly decrease.

The TD Credit Agreement and the IQ Credit Agreement each include operating and financial restrictions on the Corporation, any of which could prevent us from capitalizing on business opportunities. In addition, our failure to comply with such restrictions could trigger an event of default which would increase by 200 basis points the interest payable on any loaned amounts under the TD Credit Agreement and 500 basis points under the IQ Credit Agreement, and would allow each of TD and IQ to declare the outstanding loaned amounts immediately due and payable in addition to providing each with the right to foreclose on all of the assets of the Corporation pursuant to the liens registered against all of the assets of the Corporation. If we are unable to cure an event of default or obtain a waiver from TD or IQ in relation to an event of default under their respective agreement, and if we do not have the financial capacity to repay any amount loaned becoming due and payable, we may have to cease our operations and to resort to insolvency laws.

The Loan Agreements impose significant operating and financial restrictions on the Corporation. These restrictions limit our ability and the ability of our subsidiaries to, among other things: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends and make other distributions on, or redeem or repurchase, capital stock; (iii) make certain investments; (iv) incur additional liens; (v) subject to certain exceptions, enter into transactions related to the acquisition, disposition or in-licensing of assets; and (vi) merge or consolidate.

In addition, the Loan Agreements are subject to various financial covenants including maintaining at all times a total debt to Loan Agreement Adjusted EBITDA ratio, a senior debt to Loan Agreement Adjusted EBITDA ratio and a fixed charge coverage ratio over the most recently ended four fiscal quarters. The Loan Agreements further impose reporting requirements on our business activities on a quarterly basis. These reporting requirements extend beyond those that we have to comply with under securities regulations and add a layer of complexity to our reporting obligations. As a result of the restrictions and obligations described above, we will be limited as to how we conduct our business and we may be unable to enter into transactions that may be accretive to our business to compete effectively or to take advantage of new business opportunities unless we are able to negotiate waivers or amendments to the Loan Agreements. Debt financing opportunities will also be limited in the event that we are unable to raise capital through the issuance of equity. There can be no assurances that we will be able to maintain compliance with these requirements and covenants in the future and, if we fail to do so, that we will be able to obtain waivers from TD and IQ, and/or amend the covenants contained in the Loan Agreements to remove those obligations.

Our failure to comply with the covenants described above as well as other terms of our indebtedness will result in an event of default under the Loan Agreements which, if not cured or waived, will result in an increase of 200 basis point on the interest payable on the outstanding loaned amount under the TD Credit Agreement and 500 basis points under the IQ Agreement. An event of default under the Loan Agreements would also allow TD and IQ to declare all loaned amounts immediately due and payable and entitle TD to execute on its first ranking security interest and IQ on its second ranking security interest on all of our assets and foreclose on our assets. In the event there occurs an event of default under any of the Loan Agreements and we are unable to cure such event of default or obtain a waiver from TD and/or IQ in relation thereto, and if we do not have the financial capacity to repay any amount loaned becoming due and payable, we may have to cease our operations and to resort to insolvency laws. Any of those circumstances will have a material adverse effect on shareholders as they will lose the entire value of their investment in the capital of the Corporation.

Risks Related to the Commercialization of Our Products

Our commercial success and revenue growth currently depend on the commercialization of EGRIFTA SV® and Trogarzo® in the United States; unsatisfactory future sales levels of EGRIFTA SV® and Trogarzo® in the United States will have a material adverse effect on us.

Our ability to generate revenue and sustain growth is currently concentrated on the commercialization of EGRIFTA SV® and Trogarzo® in the United States. Our success in generating sales revenue from EGRIFTA SV® and Trogarzo® in the United States will depend on our capacity: (a) to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors; (b) to maintain reimbursement coverage for EGRIFTA SV® and Trogarzo® by third-party payors; (c) to maintain the registration of EGRIFTA SV® and Trogarzo® on U.S. governmental forms as drugs available for purchase in the United States; (d) to ensure that adequate supplies of EGRIFTA SV® and Trogarzo® are available; (e) to maintain conflict-free relationships with our principal third-party suppliers of services, namely our manufacturers (TaiMed, Bachem Americas Inc. (“Bachem”), and Jubilant HollisterStier, General Partnership (“Jubilant”)), our third party logistics provider RXCrossroads 3PL LLC (“RXC 3PL”) and our distributor in the United States Mckesson Specialty Care Distribution, LLC (“McKesson”), as well as other specialized third parties; and (f) remain compliant with applicable laws.

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

Because we expect to be dependent on revenues solely from EGRIFTA SV® and Trogarzo® for the immediate future, any negative developments relating to these products, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects and could also result in a default to meet the financial covenants in the Loan Agreements.

We may be subject to additional drug shortage issues with EGRIFTA SV® for as long as Jubilant’s site is designated “Office Action Indicated” (“OAI”) under the Federal Food, Drug and Cosmetic Act, as amended, of the United States (“FFDCA”) and our PAS may not be approved and be subject to a complete response letter (“CRL”) as a result. The failure to obtain approval of our PAS would lead to additional drug shortage issues since the approval of the PAS is a condition precedent to the release of any new batch of EGRIFTA SV®, unless Jubilant’s site designation is changed from OAI to a more favorable designation or unless discretionary orders are obtained from the FDA to be able to release additional batches of EGRIFTA SV®.

We may be subject to additional drug shortage issues with EGRIFTA SV® for as long as Jubilant’s site is designated OAI under the FFDCA because the PAS filed on December 18, 2024, may not be approved and be subject to a CRL as a result of Jubilant’s site having an OAI designation. PAS are generally reviewed and approved when filed in circumstances where a manufacturing site is not OAI designated and has a better rating than OAI.

If our PAS is not approved by the FDA, we will not be able to release any additional batches of EGRIFTA SV® until the PAS is approved, or until Jubilant’s site is subject to a re-inspection by the FDA and the FDA amends the site designation, or until discretionary orders are issued by the FDA authorizing the release of additional batches of EGRIFTA SV®. There can be no assurance that any of the foregoing will occur.

If the PAS filed by the Corporation is not approved by the FDA and if the Corporation is unable to obtain discretionary release of additional batches of EGRIFTA SV® following the two released batches in February 2025, the Corporation could face a drug shortage problem which would materially adversely affect the Corporation’s financial results, operations and reputation.

The Corporation estimates that it has inventory of EGRIFTA SV® for up to six months, subject to underlying demand.

We do not have a long-term supply agreement with Jubilant to manufacture the finished form of EGRIFTA SV® for commercial sale in the United States. As a result, we may run into supply issues because there exists no obligation for Jubilant to supply us with EGRIFTA SV®.

We do not have a long-term supply agreement with Jubilant to manufacture the finished form of EGRIFTA SV® for commercial sale in the United States. We currently order the finished form of EGRIFTA SV® on a per batch basis. As a result, we may run into supply issues since the F8 Formulation has not been approved and there exists no obligation for Jubilant to supply us with EGRIFTA SV®. In addition, following the recent temporary shutdown of the Jubilant manufacturing facility following an inspection by the FDA, there is no guarantee that Jubilant will not be subject to future FDA inspections or that any such inspection will not lead to quality related or good manufacturing practices (“GMP”) adverse findings which could result in delays in, or suspension of, Jubilant’s manufacturing operations, any of which would delay the production and the sale of EGRIFTA SV® and which would materially adversely affect our revenues, business and operating results, all of which could result in a default to meet the financial covenants in the Loan Agreements.

McKesson is our only client in the United States in connection with the sale of EGRIFTA SV® and Trogarzo®. Any default or a dispute under our current agreement, or its termination, would materially adversely affect our revenues, business and operating results.

All of our commercial revenues are derived from the sale of our products to McKesson that acts as our exclusive distributor in the United States. As of May 2026, our agreement with McKesson is subject to automatic renewal in May of each year unless a party provides the other with a 90-day written notice of its intent not to renew the agreement. Either party is entitled to terminate the agreement for convenience at any time upon a 180-day prior written notice. Both parties also have termination rights in certain other circumstances such as a breach of the agreement. If our agreement with McKesson is terminated, or we are unable to agree on the terms of a new agreement and we are unable to find another distributor prior to its term, or if we are in default or engaged in a dispute with McKesson, our sales may be materially adversely impacted and our revenues could decrease substantially.

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

We do not own or operate manufacturing facilities for the production of EGRIFTA SV® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA SV®. We will also rely on a single third-party supplier, Lyophilization Services of New England (“LSNE”) for the manufacture of the F8 Formulation, if and when approved. We have not qualified alternative manufacturers to date and no assurance can be given that such manufacturers will be qualified in the future or receive necessary regulatory approvals. There are a limited number of third-party suppliers that are compliant with current GMP, and that also have the necessary expertise and capacity to manufacture our drug substance and drug product. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with GMP regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more. The delays associated with the validation of a third-party manufacturer could negatively affect our ability to commercialize our products in a timely manner and on budget. Given the long lead times to change manufacturers, existing manufacturers may utilize this as leverage in negotiations with us in a manner that is adverse to our business. TaiMed is our sole supplier of Trogarzo®. TaiMed does not currently own or operate any manufacturing facilities for the production of Trogarzo® and must rely on its suppliers, WuXi Apptec Biologics, Inc. (“WuXi”) and Samsung Biologics Laboratories in South Korea (“Samsung”). We are not in a contractual relationship with WuXi and Samsung for Trogarzo® and, therefore, we may not be able to interact with any of them in the event they encounter issues which could adversely affect the supply of Trogarzo®. In such circumstances, we will need to rely on TaiMed to address any of those issues. We have no control over the time and efforts that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution to address a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sale of Trogarzo® and, accordingly, materially adversely affect our revenues.

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

Our reliance on single third-party service providers for some of our core business activities exposes us to a number of risks. As illustrated by the recent drug shortage of EGRIFTA SV®, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA SV® and Trogarzo® if a third-party manufacturer: (a) becomes unavailable to us, or to TaiMed, for any reason, including as a result of the failure to comply with GMP regulations; (b) experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes, epidemics including global health concerns, or insolvency; (c) fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications; (d) makes errors in manufacturing raw materials, components or products that could negatively affect the efficacy or safety of our products or cause delays in the shipment.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA SV® and Trogarzo® in the United States if: (a) McKesson or RXC 3PL becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws; (b) McKesson or RXC 3PL experience warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, epidemics including global health concerns, business restructuring or insolvency; or (c) McKesson or RXC 3PL fails to perform its contractual obligations under our agreement.

We do not have a long-term supply agreement for the supply of sterile water for injection (“SWFI”) which is provided to patients with other ancillary devices contained in the administration box in connection with EGRIFTA SV®. As a result, we may run into supply issues because there exists no commitment to supply us with such product and we must order the SWFI on a case-by-case basis. If we are unable to purchase SWFI, we may have to change our offering to patients, and this could be perceived negatively and could adversely affect the sales, revenues, and operating results of the Corporation.

We do not have a long-term supply agreement with a supplier of SWFI. The Corporation provides SWFI to patients in the medication box along with other ancillary devices including alcohol swabs, syringes and needles in connection with EGRIFTA SV®. As a result, we may run into supply issues because there exists no commitment to supply us with SWFI and we must order the SWFI on a case-by-case basis. If we are unable to purchase SWFI, we may have to change our offering to patients, and this could be perceived negatively and could adversely affect the sales, revenues, and operating results of the Corporation.

We do not currently have plans to enter into a long-term supply agreement for SWFI since the Corporation plans on replacing the formulation used for EGRIFTA SV® with the F8 Formulation if and when approved. The Prescription Drug User Fee Act (“PDUFA”) goal date on the decision for the F8 Formulation has been set to March 25, 2025, and the F8 Formulation does not require the use of SWFI.

We do not have a long-term supply agreement for the supply of bacteriostatic water for injection (“BWFI”) which will be provided to patients in the administration box in connection with the F8 Formulation if and when approved. As a result, we may run into supply issues because there exists no commitment to supply us with such product and we will be required to order the BWFI on a case-by-case basis. If we are unable to purchase BWFI, we may have to change our offering to patients, and this could be perceived negatively and could adversely affect the sales, revenues, and operating results of the Corporation.

We do not have a long-term supply agreement with a supplier of BWFI. The Corporation will provide BWFI to patients in the medication box along with other ancillary devices including alcohol swabs, syringes and needles in connection with the F8 Formulation, if and when approved. As a result, we may run into supply issues because there exists no commitment to supply us with BWFI and we will be required to order the BWFI on a case-by-case basis. If and when the F8 Formulation is approved and we are unable to purchase BWFI, we may have to change our offering to patients, and this could be perceived negatively and could adversely affect the sales, revenues, and operating results of the Corporation.

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

Sales of EGRIFTA SV® and Trogarzo® to patients benefitting from U.S. Government funded reimbursement programs represent a significant part of our sales. Denial of coverage for any of those products under any of the current programs would materially adversely affect our revenues and operating results.

If and when approved, sales of donidalorsen and olezarsen in Canada will also be highly dependent on the reimbursement of each of those drugs by the provinces. The failure to obtain reimbursement coverage in Canada could adversely affect their acceptance in the marketplace and the level of sales we expect to generate therefrom.

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

If our products are not accepted by the marketplace, the revenue generated therefrom will be limited and our capacity to grow our revenue and become profitable will be hampered. Our failure to grow our revenue and to become profitable will adversely impact the value of the Corporation, including the market price of our shares. If we fail to achieve adequate sales, we may not generate sufficient revenue in order to become profitable and to service the repayment of our debt under the TD Credit Agreement and IQ Credit Agreement.

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

In connection with the potential approval by Health Canada of olezarsen and donidalorsen, we are aware of several investigational compounds currently in Phase 3 clinical trials. Plozasiran for the treatment of FCS has completed its Phase 3 clinical trial and has been submitted to the FDA. Pegozafermin and Plozasiran, each for the treatment of sHTG, are currently in Phase 3 clinical trials. In addition, NTLA-2002 and STAR-0215, for the prevention of HAE attacks, are each in Phase 3 clinical trials. Garadacimab, also for the treatment of HAE attacks, has completed its Phase 3 clinical trial and has been submitted to Health Canada.

The development of a vaccine against HIV or of any cure against HIV would have a material adverse effect on our business, operating results and financial conditions.

Although there exists no known vaccine and cure for HIV, we are aware that there are research and development activities carried out in order to eradicate this disease. We are also aware that a very low number of patients were cured from HIV. If a vaccine or a cure was found to prevent or cure HIV, sales of EGRIFTA SV® and Trogarzo® would be materially adversely impacted and our revenue growth would be hampered. The discovery of any vaccine or cure against HIV would have a material adverse effect on our business, operating results and financial condition.

There is no assurance that the Company will be successful in obtaining Health Canada approval or reimbursement coverage for olezarsen or donidalorsen in Canada which would adversely affect the Company’s revenues, long-term growth and prospects.

Health Canada must grant market authorization in respect of drugs before they can be sold or promoted on the Canadian market. A new drug submission must contain sufficient information to allow for an assessment of the drug’s safety and efficacy, including administrative, manufacturing, preclinical, clinical and labelling information. The Company plans to submit olezarsen FCS indication for priority review and donidalorsen for standard review to Health Canada in 2025. Priority review is defined by a 180-day review while the standard review is defined by a 300-day review. If we are unable to obtain a priority review by Health Canada for olezarsen and if the submission is not accepted as submitted, this may result in additional costs for the Company and delay the execution of our business plan. Additionally, if we are unable to obtain approval by Health Canada for these products or if the Company is unable to successfully negotiate pricing and reimbursement coverage in Canada, this could have an adverse effect on the revenues of the Company and its long-term growth and prospects.

We do not currently have a supply agreement with Ionis for the supply of olezarsen and donidalorsen for sale in Canada. Pursuant to the Ionis License Agreement, the Company and Ionis agreed to negotiate a supply agreement within six months of the effective date of the Ionis License Agreement. If we are unable to agree to all of the terms of a supply agreement, this may result in unfavorable supply terms for the Company and may adversely affect the Company’s revenues.

Risks Related to Research and Development Activities

The Corporation has filed a sBLA seeking the approval of the F8 Formulation. On January 24, 2024, the Corporation announced that the FDA had issued a CRL to the Corporation with questions largely related to chemistry, manufacturing and controls (“CMC”) concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. The FDA also requested additional information to understand the potential impact of the proposed formulation on immunogenicity risk. On November 26, 2024, the Corporation announced the resubmission of the sBLA to the FDA; however, there can be no assurance that the Corporation will be able to satisfactorily respond to the questions raised by the FDA in its CRL, nor that the FDA will approve the F8 Formulation. If the F8 Formulation is not approved and commercialized, our revenues and operating results could be adversely affected and the introduction of a biosimilar version of EGRIFTA SV® in the United States market could be facilitated since EGRIFTA SV® is not patent protected. The entry of a biosimilar version of EGRIFTA SV® in the United States market could materially adversely affect the revenues and operating results of the Corporation.

The Corporation has conducted studies to assess the bioequivalence of the F8 Formulation against the original 1 mg/vial formulation of EGRIFTA®. In September 2023, the Corporation filed a sBLA with the FDA seeking the approval of the F8 Formulation for commercial use and, in January 2024, the Corporation received a CRL from the FDA.

The Corporation addressed the questions raised by the FDA in its CRL and on November 26, 2024, announced the resubmission of the sBLA to the FDA. The FDA has issued a PDUFA goal date of March 25, 2025, to complete the review of the sBLA. There can be no assurance that the review of the sBLA by the FDA will be completed by March 25, 2025. Any delay by the FDA in approving the F8 Formulation could materially adversely affect the launch of the F8 Formulation and the expected increased revenue therefrom. The FDA also could determine that the answers provided by the Corporation are not to its satisfaction and issue another CRL.

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

On March 26, 2021, the Corporation submitted to the FDA a CBE supplement to the Instructions For Use (“IFU”) included in the EGRIFTA SV® product labeling. The FDA responded to our CBE supplement with a CRL on March 15, 2022, asking us to carry out a HFS to ensure that patients reconstitute the product in the proper manner. The Corporation subsequently filed two requests for an extension to file the HFS results. The FDA granted each request, and the Corporation has until September 15, 2025, to file the HFS results. If the Corporation is unable to complete and file the HFS results by that date, or if it is unable to obtain from the FDA an additional extension of time to file the HFS results, the Corporation will be in default under applicable laws. Even if the Corporation files the HFS results by the prescribed deadline set by the FDA, the FDA may not approve the HFS results and may issue an additional CRL. A default by the Corporation to comply with applicable laws could result in sanctions such as the imposition of fines or penalties, all of which could have a material adverse effect on the Corporation’s operating results as well as its reputation. Moreover, the failure to submit the HFS results within the timelines prescribed by the FDA, or the issuance of a CRL based on the rejection by the FDA of the HFS results, could ultimately result in the FDA prohibiting the sale of EGRIFTA SV® in the United States due to the difficulty by patients to administer the right dose of EGRIFTA SV®. If we were unable to commercialize EGRIFTA SV® in the United States, absent the commercialization of the F8 Formulation, our revenues and operating results would be materially affected and would result in a default under the Loan Agreements.

Per the FDA request, the Corporation is required to complete a HFS for EGRIFTA SV® by September 15, 2025. To date, the Corporation has completed the first part of the study, the formative study. The validation study remains to be conducted and the results thereof remain to be filed and accepted by the FDA. The Corporation has not initiated work on the second part of the study and does not intend to initiate such work until the FDA has completed its review of the sBLA seeking the approval of the F8 Formulation. If the F8 Formulation is approved by the PDUFA goal date of March 25, 2025, the Corporation expects to withdraw the CBE and be relieved from the obligation to complete the HFS for EGRIFTA SV® given that the F8 Formulation is intended to replace the current formulation of EGRIFTA SV® before the deadline to file the results of the HFS for EGRIFTA SV®. If the F8 Formulation is not approved by the FDA, or if the review by the FDA of the sBLA filed for the F8 Formulation is delayed beyond March 25, 2025, or if the Corporation is unable to complete and resubmit the results of the HFS of EGRIFTA SV® by September 15, 2025, or if the Corporation does not obtain from the FDA an additional extension of time to complete and file the results of such HFS before any prescribed deadline, the Corporation would be in violation of applicable laws which could result in sanctions such as the imposition of fines or penalties. If the results of the HFS are filed in due time but the FDA does not approve the HFS results, the FDA could issue an additional CRL. The failure to complete and submit the HFS results within prescribed timelines, or the issuance of a CRL based on the rejection by the FDA of the HFS results, could ultimately result in the prohibition to sell EGRIFTA SV® in the United States due to the difficulty by patients to administer the right dose of EGRIFTA SV®. Any order issued by the FDA prohibiting the sale of EGRIFTA SV® in the United States would have a material adverse effect on the revenues and results of operations of the Corporation and, absent any material additional revenue-generating products commercialized by the Corporation, would result in a breach of the Loan Agreements. Any breach of the Loan Agreements under such circumstances would potentially lead to TD and IQ foreclosing on all of the assets of the Corporation or the Corporation resorting to insolvency laws. The conduct of the second part of the study, the validation study, is expected to be costly, the result of which will be to adversely impact the operating expenses of the Corporation and its potential capacity to grow its Adjusted EBITDA as well as becoming profitable. In addition, there can be no assurance that the Corporation will be able to complete the HFS within any timelines prescribed by the FDA since the enrollment of patients in the first part of the HFS proved to be difficult and longer than expected. Furthermore, there can be no assurance that the FDA would grant any additional extension of time to the Corporation to complete and file the results of the HFS for EGRIFTA SV®. If the Corporation in unable to complete the HFS, the Corporation could be in violation of applicable laws and, in addition to the measures described above, the FDA could also impose additional requirements on the Corporation in order to continue its commercialization of EGRIFTA SV® in the United States (to the extent EGRIFTA SV® is not withdrawn from the market). These additional measures could result in additional expenses to the Corporation and could potentially adversely affect its operating results and its capacity to generate a positive Adjusted EBITDA.

The development of sudocetaxel zendusortide for the potential treatment of various types of sortilin-expressing cancers is still uncertain given that the Corporation has decided that all future research and development activities in oncology will be made through partnership deals. There can be no assurance that the further development of sudocetaxel zendusortide will be pursued if the Corporation is unable to find a partner or if the terms and conditions of any agreement with a partner are not satisfactory to the Corporation. As a result, the Corporation may have to cancel the development of sudocetaxel zendusortide and the development of its SORT1+ TechnologyTM platform. The cancellation of the research and development program in oncology could also have a material adverse effect on the price of our Common Share.

In January 2023, we announced that the research and development activities of sudocetaxel zendusortide would be stage-gated and dependent on the analysis of data generated by those activities. In March 2024, the Corporation announced that it would phase down its preclinical oncology research activities, while continuing its ongoing Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. In July 2024, the Corporation reported that it was reaching out to pharmaceutical companies to out-license the rights to sudocetaxel zendusortide and to its oncology platform. On December 9, 2024, the Corporation announced preliminary tolerability and efficacy data from the conduct of its Phase 1b dose ranging trial of sudocetaxel zendusortide in patients with advanced ovarian cancer.

On November 21, 2024, the Corporation submitted a new amendment to the protocol to propose two additional study arms in Part 3 of the Phase 1 clinical trial (3.33 and 3.90 mg/kg/wk given days 1, 8 and 15 of a 28-day cycle) to further assess the safety and efficacy of sudocetaxel zendusortide. On January 31, 2025, the FDA agreed with the proposed amendments to the protocol and with the Corporation continuing enrolling patients as part of the Phase 1 clinical trial to pursue the assessment of the safety and efficacy of sudocetaxel zendusortide at a higher dose.

There can be no assurance that the Corporation will continue the development of sudocetaxel zendusortide or its oncology platform unless it can partner its development. Additionally, there can be no assurance that a partner will be found or that a partnership agreement will be entered into on terms satisfactory to the Corporation. If a partner is not found, the Corporation may halt or cancel this program. The halt or the cancellation of the development of sudocetaxel zendusortide as well as any other research and development activities in oncology will materially adversely affect its pipeline of drug candidates, all of which could materially adversely affect the Corporation’s long-term growth and prospects. The cancellation of the research and development program in oncology could also have a material adverse effect on the price of our Common Share.

The conduct of research and development activities is costly, risky and results obtained therefrom may not be those anticipated. Therefore, there can be no assurance that any research and development plan on a product candidate, a new formulation or a new method or route of administration will result in an approved drug, new formulation or new method or route of administration.

The development of new therapies is highly costly, risky and the results obtained therefrom may not yield any of the anticipated benefits. The development of a product candidate into a new drug requires capital or access thereto, as well as the conduct of many tests on animals and humans, all of which must comply with stringent regulation and require substantial investments. There can be no assurance that any research and development program designed to develop a new drug, a new formulation, a new method or route of administration or provide a new treatment, such as the conduct of our Phase 1 clinical trial using sudocetaxel zendusortide for the potential treatment of ovarian cancer, the development of PDCs resulting from our SORT1+ TechnologyTM platform, will end up generating positive results leading to an approved drug, label expansion, new formulation, or a new method or route of administration by a regulatory authority. The failure to pursue the development of new drugs, new formulations or new methods or routes of administration could hamper the long-term growth of our business and have long-term adverse effects on our potential revenues and operating results.

The conduct of clinical trials is subject to a variety of risks, many of which can be beyond the control of the Corporation forcing it to delay the initiation or conduct of clinical trials or forego same.

The beginning or completion of clinical trials may be delayed or prevented for several reasons, including, among others: (a) negative results from the Corporation’s clinical trial resulting in a failure to meet the endpoints of its clinical trial; (b) delays in reaching or failing to reach agreement on acceptable terms with clinical study sites, the terms of which can be subject to considerable negotiation and may vary significantly among different study sites; (c) any breach of the terms of any CRO agreement by us or by our third-party suppliers that have responsibility to assist us with the conduct of our clinical trials; (d) inadequate quantity or quality of the active pharmaceutical ingredient or other materials necessary to conduct clinical trials; (e) challenges in recruiting and enrolling patients to participate in clinical trials, such as the proximity of patients to study sites, eligibility criteria to be included in a clinical trial, the nature of a clinical trial and the competition from other clinical study programs for the treatment of similar diseases as those the Corporation may seek to treat; (f) severe or unexpected adverse drug effects experienced by patients; (g) regulatory agencies requiring a sponsor to conduct additional clinical studies prior to approving a new drug application, a sBLA, or the equivalent thereof in other jurisdictions after review of Phase 3 clinical trial results; (h) regulatory agencies disagreement with a sponsor’s interpretation of data resulting from its Phase 3 clinical trials, or changes in requirements for approval even after they have approved the sponsor’s Phase 3 clinical trial design; and (i) difficulties in retaining patients who have enrolled in a sponsor’s Phase 3 clinical trial but who may be prone to withdraw due to rigours of the clinical trial, lack of efficacy, side effects, personal issues or loss of interest.

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

If the Corporation incurs any delay in the conduct of its clinical trial or decides to suspend or terminate such trial, this could materially adversely affect the business prospects of the Corporation and its potential long-term growth derived from the potential sale of its drug candidates. Any delay or suspension of a clinical trial may also adversely impact the duration of the protection afforded by the issuance of patents covering the drug candidate subject to such clinical trial and lead to earlier entries of competitors in the market.

Regulatory Risks

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include: (a) the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; (b) federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; (c) the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; (d) the FFDCA and similar laws regulating advertisement and labeling; and (e) U.S. States’ law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of our products in the United States, which could harm the commercial sales of our products and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agents fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, restrictions on EGRIFTA SV®, Trogarzo® or their respective manufacturing processes, withdrawal of EGRIFTA SV® or Trogarzo® from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

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

We are not allowed to conduct promotional activities related to EGRIFTA SV® and Trogarzo® outside the United States and we are not allowed to conduct promotional activities for donidalorsen and olezarsen in Canada as these are not approved for commercial sale in this territory. Promotional activities may begin once a drug is approved by the heath authority of a country.

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

Governmental authorities in the United States, Canada, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTA SV®, Trogarzo®, donidalorsen, olezarsen and any other compound that we may develop or acquire. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. If we fail to comply with the applicable requirements at any time during the product development process, approval process or commercialization process, we may be subject to administrative or judicial sanctions. Sanctions could include, but are not limited to, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters or other enforcement letters, product recalls, import/export delays, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, and government reimbursement, restitution, disgorgement or civil or criminal penalties. Any sanctions could result in a material adverse effect on our reputation, business, financial condition and operating results.

Risks Related to our Intellectual Property

Our patent protection related to the use of tesamorelin for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy expired in August 2023. Until we can commercialize tesamorelin using the F8 Formulation, the FDA-approved use of tesamorelin for the treatment of lipodystrophy is no longer patent protected and we could face direct competition from biosimilar versions of EGRIFTA SV®. If we face competition from biosimilar products, our revenues are likely to be reduced thus adversely affecting our revenue growth and results of operations.

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

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

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

Our capacity to commercialize EGRIFTA SV® and Trogarzo® and donidalorsen and olezarsen or any other drug product we may acquire or in-license will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. For instance, the fact that an entity owns or has rights to use patents pertaining to a subject matter in a country does not guarantee that it is not infringing one or more third-party patents in such country. Therefore, there can be no guarantee that any patent that we own or have rights to will not infringe or violate third-party patents and other third-party intellectual property rights in the country where such patent has been issued.

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

Litigation Risks

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements. Furthermore, if we fail to comply with securities laws and applicable pharmaceutical regulations in connection with the commercialization of our products, we may be exposed to claims for damages, fines, penalties, and other sanctions. Any claims for damages, and/or termination of our material contracts, the imposition of fines or penalties could materially adversely affect the commercialization of EGRIFTA SV®, Trogarzo®, donidalorsen, and olezarsen, and our capacity to generate revenues and management’s attention to the development of our business.

We rely on third-party service providers for distribution and manufacturing activities related to EGRIFTA SV® and Trogarzo® in the United States. We will rely on Ionis for the manufacture and supply of donidalorsen and olezarsen. Under our agreements with our third-party service providers as well as under the Ionis License Agreement, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with such third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on single third-party service providers, each of whom performing key services for the success of our business plan. Additionally, if such third-party service providers do not meet their obligations under agreements and we decide to litigate any breach or dispute any amount owed under our agreements, this might materially adversely affect our relationship with such third-party services providers which, in turn, could adversely affect our capacity and ability to deliver on our business plan.

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

If a product liability claim is brought against us, we will be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay the damages resulting from a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

Geo-Political Risks

A variety of risks associated with global trade and our international business relationships could materially adversely affect our business.

International business relationships in the United States, Europe, Ukraine, the Middle East, South Korea, Taiwan and elsewhere subject us to additional risks, including: (a) disruptions of important government services; (b) differing regulatory requirements for drug approvals in foreign countries; (c) potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement; (d) potential third-party patent rights in foreign countries; (e) the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally; (f) unexpected changes in tariffs, trade barriers and regulatory requirements; (g) economic weakness, including inflation, or political instability, particularly in foreign economies and markets; (h) compliance with tax, employment, immigration and labor laws for employees traveling abroad and for new talents we may desire to recruit; (i) foreign taxes; (j) foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; (k) workforce uncertainty in countries where labor unrest is more common than in the United States and Canada; (l) production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and (m) business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires, or epidemic such as the one related to the coronavirus.

These and other risks of international business relationships may have a material adverse effect on our business, financial condition and operating results.

The imposition by the United States of a 25% tariff on most goods imported into the United States could have an adverse effect on the Corporation’s cost of goods, profits and its overall financial results since EGRIFTA SV® is exported from Canada to the United States and represents more than 50% of Corporation’s annual revenues.

On February 1, 2025, the President of the United States signed an executive order which provided that, effective February 4, 2025, most goods imported into the United States would be subject to a 25% tariff. The application of the order was subsequently suspended, except that there are discussions about the re-introduction of those tariffs on goods exported from Canada to the United States.

EGRIFTA SV® is exported to the United States. Although it is too early to determine whether these tariffs will apply to pharmaceutical products and how they would directly impact the Corporation, we expect that such tariff will likely have an adverse effect on the Corporation’s financial results and profits.

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

In connection with our activities, we must comply with privacy laws and regulations of Québec as well as those enacted in certain states of the United States and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). Those laws and regulations introduced data protection requirements relating to the consent of individuals to whom the personnel data relates, the information provided to the individuals, the security we must retain, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of personal data. These laws have increased the responsibility of all parties collecting personal data. We have reviewed and have complemented our in-house policies and related procedures to ensure compliance with those laws. However, there can be no guarantee that the Corporation will not be found to violate some of those laws as a result of the combination of our business activities in various jurisdictions and the complexity of those laws and their interpretations.

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

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, and to in-license or acquire approved products. Our business performance may prevent us from generating enough cash-flow to achieve our business plan and the market conditions may also prevent us from having access to the public market in the future at the times or in the amounts necessary. In addition, under the TD Credit Agreement, we cannot raise additional capital by way of public or private offerings unless the proceeds are used to repay all or part of the loaned amount. Therefore, there can be no guarantee that we will be able to continue to raise additional capital by way of public or private offerings in the future. The issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales are limited could adversely affect the market price of our Common Shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified commercial, medical, regulatory, trade and reimbursement personnel. We have entered into employment agreements with our executive officers and provided them, as well as to other key employees, with long-term incentives as a retention mechanism, but such agreements and incentives do not guarantee that our executive officers and other key employees will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. The loss of key account managers and medical science liaison personnel and our inability to attract and retain them could have a material adverse effect on our commercial and medical activities related to EGRIFTA SV® and Trogarzo®, and, accordingly, on our business, financial condition and operating results. In addition, it could adversely affect the market price of our Common Shares.

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

Growth may cause pressure on our management and systems

Our future growth may cause significant pressure on management and our operational, financial and other resources and systems. Our ability to manage our growth effectively will require that we implement and improve our operational, financial and management information system, hire new personnel and then train, manage and motivate these new employees. These demands may require the hiring of additional management personnel and the development of additional expertise within the existing management team. Any increase in resources devoted to business development and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and prospects.

Risks Related to our Common Shares

Our share price has been volatile, and an investment in our Common Shares could suffer a decline in value.

The Corporation’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) and on the U.S. Nasdaq Capital market (“Nasdaq”). The market price of the Common Shares on the Nasdaq and the TSX has fluctuated significantly in the past and the Corporation expects the market prices to continue to fluctuate in the future, and such prices may decline. For example, since the Corporation’s listing of its Common Shares on Nasdaq to December 31, 2024, the Corporation’s closing share price on Nasdaq has ranged from a low of $0.89 to a high of $16.28. Consequently, you may not be able to sell your Common Shares at prices equal to or greater than the price paid by you. In addition, the market price of the Common Shares may be influenced by many factors, some of which are or may be beyond the Corporation’s control, including: actual or anticipated variations in the Corporation’s operating results and/or research and development activities; announcements by the Corporation or the Corporation’s competitors of significant contracts or acquisitions; additions or departures of key personnel; announcement or expectation of additional financing efforts; impairment of assets; changes in accounting principles; changes in the general market and economic conditions; future sales of the Common Shares; the failure of financial analysts to initiate or maintain coverage of the Common Shares, changes in financial estimates by financial analysts, or any failure by the Corporation to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow the Common Shares or the shares of the Corporation’s competitors; and investor perceptions of the Corporation and the industry in which the Corporation operates.

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

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following: (a) the level of sales of EGRIFTA SV® in the United States; (b) the level of sales of Trogarzo® in the United States; (c) supply issues with EGRIFTA SV® or Trogarzo®; (d) default under the terms of the TD Credit Agreement or IQ Credit Agreement; (e) the inability to adequately manage our liquidity; (f) the outcome of any litigation; (g) payment of fines or penalties for violations of laws; (h) foreign currency and/or interest rate fluctuations; (i) new tariffs that may affect our products, (j) the timing of achievement and the receipt of milestone or royalty payments from future third parties; and (k) failure to enter into new or the expiration or termination of current agreements with third parties.

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

Recent Developments

Remediation to Temporary Supply Disruption for EGRIFTA SV®

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in 2024, following an inspection by the FDA. The manufacturer resumed the manufacturing of EGRIFTA SV® in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS, which is subject to a four-month review period, on December 18, 2024.

On February 13, 2025, the FDA, via its Drug Shortage staff, indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® even though the product was manufactured without an approved PAS, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of supply. Distribution of the product resumed on February 13, 2025

In its communication of February 13, 2025, the FDA indicated that if the Company plans to submit a new or updated proposal to continue mitigating this shortage beyond these two batches, the Company should submit the shortage mitigation proposal to the Drug Shortage staff so that the FDA can evaluate the proposal. The Company’s contract manufacturer has already manufactured one additional batch of EGRIFTA SV®, and two additional batches are planned before the end of the third quarter of 2025.

Theratechnologies Receives March 2025 PDUFA Action Date for Updated Tesamorelin F8 Formulation sBLA

On December 10, 2024, the Company announced that the FDA has assigned a PDUFA action date of March 25, 2025 to the Company’s sBLA for the F8 Formulation, submitted on November 26, 2024. If approved by the FDA, the F8 Formulation is intended to replace the F4 formulation, which is sold in the U.S. under the trade name EGRIFTA SV®. The F8 Formulation is patent protected in the U.S. until 2033.

Company Secures up to $75 Million in New Credit Facilities with TD Bank and Investissement Québec

On December 2, 2024, the Company announced that it had closed on a $40 million three-year non-dilutive, senior secured syndicated financing with TD Bank, as agent (“TD Bank Financing”). This new credit facility includes a $15 million revolving credit facility totaling $15 million, and a term loan totaling $25 million. The credit facility also includes a $20 million accordion feature, which could expand total commitments up to $60 million. IQ, the Company’s largest shareholder, has also agreed to provide a $15 million second ranking secured subordinated term loan (“IQ Subordinated Loan”). Net proceeds from the new loans together with cash on hand were used to repay all obligations, including prepayment penalties, under the Company’s existing facility with affiliates of Marathon Asset Management, L.P. (“Marathon”) pursuant to the credit agreement entered into with Marathon in July 2022 (“Marathon Credit Agreement”), and to fund the $10 million upfront consideration associated to the Ionis product licenses. Refer to Note 16 of the Audited Financial Statements for more information on the TD Credit Agreement and the IQ Credit Agreement.

Exclusive Licensing Agreement with Ionis to Commercialize olezarsen and donidalorsen in Canada

On December 4, 2024, the Company announced it entered into an agreement with Ionis to in-license two investigational RNA-targeted medicines developed by Ionis (“Ionis License Agreement”). Under the Ionis License Agreement, the Company receives exclusive rights in Canada to commercialize olezarsen, which is being evaluated for FCS and sHTG, and for donidalorsen, which is being evaluated for the treatment of HAE. See “Item 4B “Business Overview – Our Products and Pipeline – Pipeline” and refer to Note 28 of the Audited Financial Statements

Sudocetaxel Zendusortide (TH1902) and SORT1+ Technology™

On December 9, 2024, the Company announced preliminary efficacy and safety data from Part 3 (dose escalation, weekly dosing schedule) of its Phase 1b trial of sudocetaxel zendusortide, the Company’s lead PDC in patients with advanced ovarian cancer. Based on results demonstrating favorable tolerability and signals of efficacy, the Medical Review Committee, which includes study investigators and external experts, has unanimously recommended continued evaluation and exploration of higher doses.

On January 31, 2025, the Company received FDA approval to proceed with an amendment to its Phase 1 study protocol to increase the dose of sudocetaxel zendusortide on the same weekly infusion cycle to 3.33 followed by 3.90 mg/kg/wk.

The Company is currently reaching out to pharmaceuticals companies to out-license the rights to sudocetaxel zendusortide and to its SORT1+ TechnologyTM platform.

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

Principal Products and Activities

We are a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care.

Our business strategy is to grow revenues and to achieve a positive Adjusted EBITDA from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with our commercialization know-how.

We currently commercialize two approved products for people living with HIV, namely: EGRIFTA SV® and Trogarzo® in the United States.

Our Products and Pipeline

EGRIFTA SV®

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019 and has now replaced EGRIFTA® in such country. EGRIFTA SV® is subcutaneously administered, can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

Following the launch of EGRIFTA SV® in the United States in 2019, the Company received a number of complaints from patients relating to the reconstitution of EGRIFTA SV®. In March 2021, the Company proactively decided to submit to the FDA a CBE supplement to the IFU included in the EGRIFTA SV® product labeling and, per the timelines set forth in the regulation. The Company implemented these changes, which included an amended IFU. We also provided patients with detailed training through our call center, THERA Patient Support®, related to the changes. The FDA responded to our CBE supplement with a CRL asking us to carry out a HFS to ensure that patients reconstitute EGRIFTA SV® in the proper manner. To date, the Company has completed the first part of the HFS, the formative study. The validation study remains to be conducted and the results thereof remain to be filed and accepted by the FDA. The Company has until September 15, 2025 to submit the HFS results to the FDA.

Trogarzo® (ibalizumab-uiyk)

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA on March 6, 2018, and, in combination with other antiretrovirals (“ARV”), is indicated for the treatment of human immunodeficient virus type 1(“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant (“MDR”) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was made commercially available in the United States in April 2018 and was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is administered every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs

Trogarzo® was also approved by the EMA in September 2019 and is no longer under licence to us in Europe further to our decision to terminate and return to TaiMed our commercialization rights to this product in April 2022. The EMA has since withdrawn the marketing approval of Trogarzo® in Europe. See “Item 4B – Business Overview - Markets - Trogarzo®” of this Annual Report for more information on the return of commercialization rights to TaiMed.

Trogarzo® was developed by TaiMed and pursuant to an amended and restated distribution agreement entered into on March 6, 2017 (as further amended) (“TaiMed Agreement”), we have an exclusive license to commercialize this product in the United States and Canada. Trogarzo® is not approved nor commercialized in Canada. See “Item 10C - Material Contracts – TaiMed Agreement” of this Annual Report and refer to Notes 3 and 13 of the Audited Financial Statements for information on the TaiMed Agreement.

Trogarzo® is administered by intravenous infusion as a single loading dose of 2,000 mg followed by a maintenance dose of 800 mg every two weeks after dilution in 250 mL of 0.9% Sodium Chloride Injection, USP. The Trogarzo® loading dose can also be administered as an undiluted intravenous (“IV”) push over 90 seconds, and the maintenance dose can be administered as an undiluted IV push over 30 seconds. See “Item 4B – Business Overview – Our Products and Pipeline –– Life Cyle - Trogarzo®” of this Annual Report for information on the life cycle of Trogarzo®.

Pipeline

In December 2024, we entered into the Ionis License Agreement to commercialize olezarsen and donidalorsen in Canada.

Olezarsen

Olezarsen is an investigational RNA-targeted medicine designed to lower the body’s production of apoC-III, a protein produced in the liver that regulates triglyceride (TG) metabolism in the blood. It is being evaluated for the treatment of both FCS and sHTG.

FCS is characterized by extremely elevated TG levels, chronic, debilitating symptoms and recurrent, potentially life-threatening acute pancreatitis. Generally, the prevalence of FCS in Canada is similar to the broader global population. However, in specific regions like Eastern Québec, the prevalence of FCS is believed to be approximately 100-fold higher (1:10,000) than the global average due to the founder effect.

sHTG is characterized by a severe elevation in TG levels and can result in serious health complications, including potentially life-threatening acute pancreatitis. The disease affects a much larger patient population than FCS, with a total addressable market for sHTG in the U.S. representing up to approximately three million patients and a similar prevalence in Canada on a per capita basis.

Olezarsen was approved by the FDA on December 19, 2024, and is commercialized in the US under the name TryngolzaTM. The Company plans to submit olezarsen in FCS to Health Canada for review in 2025. If the Company receives a Notice of Compliance, it will be the first approved treatment for FCS treatment in Canada.

Donidalorsen

Donidalorsen is an investigational RNA-targeted medicine designed to reduce the production of prekallikrein (PKK), a protein that plays an important role in the activation of inflammatory mediators associated with acute attacks of HAE.

HAE is a rare and potentially life-threatening genetic condition that involves recurrent attacks of severe swelling (angioedema) in various parts of the body. HAE (Type 1 and Type 2) has a combined estimated prevalence of approximately one in 50,000 people.

The FDA has recently accepted the donidalorsen NDA for review for the treatment of hereditary angioedema, with a PDUFA action date of August 21, 2025. Regulatory submissions are also progressing in Europe. Donidalorsen received Orphan Drug Designation from the FDA in 2023 and a similar designation in Europe. The Company plans to submit donidalorsen for HAE to Health Canada for review around August 2025.

Life Cycle

Trogarzo®

On October 3, 2022, the FDA approved the 30-second IV Push method of administration for the maintenance dose of Trogarzo® and, on December 13, 2023, the FDA approved the IV Push administration of the loading dose of Trogarzo®. IV Push is a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation and is designed to make Trogarzo® administration easier and more convenient for people with HIV and their health care providers.

On October 13, 2023, the Company announced results from a study evaluating the intramuscular (“IM”) method of administration of Trogarzo®. This study (“TMB-302”), conducted in partnership with TaiMed, enrolled 21 subjects (7 HIV-positive and 14 HIV-negative) to assess the pharmacokinetics, efficacy, and safety of the IM administration of Trogarzo® as compared to the IV infusion. Mean Trogarzo® trough concentrations were greater than 15 µg/mL, suggesting that IM injection was sufficient at maintaining the drug trough concentration above the therapeutic level of 0.3 µg/mL. The mean trough concentrations were comparable between IV infusion and IM injection in HIV-positive subjects. However, the primary endpoint measuring a 90% confidence interval of the ratio of IM injection to IV infusion (0.69, 1.08) did not meet the equivalence limits (0.8, 1.25). Viral suppression, a key secondary clinical endpoint, was maintained in all HIV-positive subjects throughout the IM phase and the overall study. Each study subject received IM maintenance doses for eight weeks of treatment and a total of 152 IM injections were administered, which were well tolerated. One subject reported injection-site pruritus (itching) at a single time point, and no subjects reported injection-site pain when Trogarzo® was administered intramuscularly.

The Corporation completed the study of the use of the IM method of administration of Trogarzo® and on January 2, 2024, announced the filing of a sBLA with the FDA seeking approval of the IM method of administration for maintenance doses of Trogarzo®.

On February 27, 2024, the FDA issued a refuse-to-file letter (“RTF”). The FDA determined that the sBLA was not sufficiently complete to permit substantive review and that it did not contain the data required to establish a pharmacokinetic bridge between the IM method of administration and the IV infusion route of administration. We are currently considering our options.

F8 Formulation of Tesamorelin in Lipodystrophy

The Company has developed a new formulation of tesamorelin in lipodystrophy, the F8 Formulation. The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®. The F8 Formulation is subcutaneously administered, can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration than EGRIFTA SV®. The F8 Formulation has the distinct advantage of requiring a single reconstitution per seven days of daily therapy.

On September 25, 2023, the Company announced the filing of a sBLA with the FDA seeking the approval of the F8 Formulation. On January 23, 2024, the Company received a CRL from the FDA. The questions outlined in the CRL were largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. In addition, the FDA requested further information to understand the potential impact of the proposed formulation on immunogenicity risk. On November 26, 2024, the Company submitted the updated sBLA for review by the FDA. On December 10, 2024, the Company announced that the FDA has assigned a PDUFA action date of March 25, 2025 to the Company’s sBLA for the F8 Formulation. If approved by the FDA, the F8 Formulation is intended to replace the F4 formulation, which is sold in the U.S. under the trade name EGRIFTA SV®. The F8 Formulation is patent protected in the U.S. until 2033.

Multi -Dose Pen Injector for F8 Formulation

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

In order to de-risk the proposed Phase 3 trial, in February 2022, the Company submitted an amended protocol to the FDA resulting in the FDA providing us with a list of questions and comments on this amended protocol. We have voluntarily decided not to respond to those questions and comments in order to address these with any potential partner we may find to optimize the design, if deemed relevant. The amended protocol includes a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients.

In the third quarter of 2024, we abandoned all efforts to actively seek a partner to conduct this trial.

Oncology

SORT1+ TechnologyTM Platform

We acquired the SORT1+ TechnologyTM platform as part of the acquisition of all of the issued and outstanding shares of Katana BioPharma Inc. (“Katana”) on February 25, 2019 (“Katana Agreement”). Katana had the exclusive worldwide rights, through a royalty-bearing licence agreement entered into with Transfert Plus, LP (“Transfert Plus”), to a technology platform using peptides as a vehicle to specifically deliver cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells (“Transfert Plus License Agreement”). Katana has since been wound up into Theratechnologies and we became a party to the Transfer Plus License Agreement. See “Item 10C – Material Contracts – Katana Agreement” of this Annual Report and Note 13 of the Audited Financial Statements for information regarding the Katana Agreement and “Item 10C – Material Contracts – Transfert Plus License Agreement” of this Annual Report and Note 13 of the Audited Financial Statements for information regarding the Transfert Plus License Agreement.

SORT1+ TechnologyTM is the name we gave our platform that provides for the development of new proprietary peptides for cancer drug treatment targeting SORT1 receptors. SORT1 is a receptor that plays a significant role in protein internalization, sorting and trafficking. It is highly expressed in cancer cells compared to healthy tissue making it an attractive target for cancer drug development. Expression has been demonstrated in, but not limited to, ovarian, triple-negative breast, endometrial, skin, small cell and non-small cell lung, colorectal and pancreatic cancers. Expression of SORT1 is associated with aggressive disease, poor prognosis and decreased survival. Preliminary assessments have demonstrated that the SORT1 receptor is expressed in 40% to 90% of cases of endometrial, ovarian, colorectal, triple-negative breast and pancreatic cancers.

The Corporation’s PDCs generated through the SORT1+ TechnologyTM demonstrate distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anti-cancer drugs within the tumor microenvironment, and more importantly, directly inside SORT1 cancer cells. Commercially available anticancer drugs, like docetaxel, doxorubicin, SN38 or tyrosine kinase inhibitors are conjugated to our peptide to specifically target SORT1 receptors. This could potentially improve the efficacy and safety of those agents.

In preclinical data, the Corporation’s lead investigational PDC, sudocetaxel zendusortide, derived from our SORT1+ TechnologyTM, has shown to improve anti-tumor activity and reduce neutropenia and systemic toxicity compared to traditional chemotherapy. Additionally, in preclinical models, sudocetaxel zendusortide has shown to have a multimodal mechanism of action which includes bypass of the multidrug resistance protein 1 (MDR1; also known as P-glycoprotein), inhibition of the formation of vasculogenic mimicry and inhibition of cancer stem cell growth, all of which are key resistance mechanisms to chemotherapy treatment. In addition, sudocetaxel zendusortide has been shown to induce immune infiltration into the tumor cells, suggesting potential to activate the immune system to control tumor growth. Sudocetaxel zendusortide combines one of our proprietary peptides and the cytotoxic drug, docetaxel.

We have an extensive body of preclinical data demonstrating the flexibility of the SORT1+ TechnologyTM platform when conjugated with different toxic payloads.

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

Part A of the Phase 1 clinical trial was completed in the summer of 2022. We then reported that a total of 18 heavily pre-treated patients, who received an average of eight prior cancer treatments, were enrolled in the dose escalation portion of the study. Following the safety observations at 420 mg/m2 including grade 3 neuropathy, grade 4 neutropenia, grade 3 ocular changes (visual acuity, keratitis and ocular surface dryness) and grade 2 skin toxicities (rash, pruritis and inflammation), the dose of sudocetaxel zendusortide was decreased to 300 mg/m2 for the next dose level and was expanded to a total of six patients. No dose limiting toxicities (“DLTs”) were observed during the first cycle, therefore, the dose of 300 mg/m2 was selected for continuation of the basket trial.

In addition, we reported that 300 mg/m2 appeared to be a well-tolerated dose level. We further reported the observation of signs of efficacy in three heavily pretreated patients.

In Part 2 of the Phase 1 clinical trial (basket expansion), the 300mg/m2 dose (given every 3 weeks) was further explored and we enrolled an additional 18 patients. In December 2022, after consulting with our investigators, we decided to voluntarily pause the enrollment of patients and revisit the study design of our clinical trial studying sudocetaxel zendusortide in various types of cancer. The risk-benefit profile was not sufficient to support continuing further enrollment of patients at this dose level, given the adverse events, such as neuropathy and ocular toxicity, seen in some patients.

Following a voluntary pause of the Phase 1 clinical trial, the Company formed a Scientific Advisory Committee, consisting of experts in early phase drug development and experience with antibody drug conjugate development, to help determine the best developmental path forward for sudocetaxel zendusortide which led to the filing of an amended protocol with the FDA in May 2023.

On June 2, 2023, we announced the FDA’s agreement to our amended Phase 1 trial protocol for sudocetaxel zendusortide. This amended protocol was designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The amended protocol included a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer. Patient selection would focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

The amended protocol was a modified 6+6 design with two different dosing regimens that were within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). A minimum of six patients were to be enrolled at the 1.75 mg/kg dose followed by an observational period of three months to assess DLT. If deemed safe (0 or 1 DLT), the trial would enroll an additional six patients at the 2.5 mg/kg dose. Following a second three-month observational period, four more patients would be enrolled at the higher dose, for a total of 16 patients in Part 3 of the trial. The amended protocol also included an option for a basket expansion stage that would comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide had shown activity.

On February 15, 2024, the Company announced the completion of enrollment of the first six patients in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. Each patient received a dose of 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle. On March 21, 2024, we announced that we were moving to the next dose level in Part 3 of the Phase 1 clinical trial with the next 6 evaluable patients to receive a dose of 2.5 mg/kg.

On March 22, 2024, the Company announced that it would phase down its preclinical oncology research activities, while continuing to conduct its ongoing Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. The phasing down of those research activities is aligned with the Company’s business strategy to focus on its commercial business and generating positive Adjusted EBITDA and positive net income.

On December 9, 2024, the Company announced preliminary efficacy and safety data from Arm A and Arm B of Part 3 (dose escalation, weekly dosing schedule) of its Phase 1b trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. Based on results demonstrating favorable tolerability and signals of efficacy, the committee, comprised of study investigators and external experts unanimously recommended continued evaluation and exploration of higher doses.

On January 31, 2025, the Corporation received FDA approval to proceed with an amendment to the Phase 1 clinical trial protocol. This amendment proposed two additional study arms in Part 3 of this Phase 1 study (3.33 and 3.90 mg/kg/wk given on days 1, 8 and 15 of a 28-day cycle to further assess the safety and efficacy of sudocetaxel zendusortide. The justification of the proposed dosing arms was based on an evaluation of patient safety and efficacy data obtained from Arm A and Arm B in Part 3 of the phase Ib study.

Notwithstanding receipt of FDA approval to amend the Phase 1 clinical trial protocol, in the last quarter of 2024, the Company deferred indefinitely future material investments in the oncology platform, which resulted in an impairment of intangible assets of $3,488,000, and is currently reaching out to pharmaceutical companies to out-license the rights to sudocetaxel zendusortide and to its SORT1+ TechnologyTM platform.

Markets

EGRIFTA SV®

EGRIFTA SV® is solely commercialized in the United States and all of the Company’s revenues are generated from one customer, McKesson (as defined below). Total revenues generated by the Company for the sale of EGRIFTA SV® in the United States amounted to $60.1 million, $53.7 million and $50.5 million for each of the fiscal years ended November 30, 2024, 2023, and 2022, respectively. Prior to November 2019, the date on which EGRIFTA SV® became commercially available in the United States, EGRIFTA® was also commercialized in the United States and Canada. However, EGRIFTA® is no longer offered for sale in the United States since being replaced by EGRIFTA SV® in the 2020 fiscal year. We also discontinued the sale of EGRIFTA® in Canada in October 2022.

In November 2022, we entered into an agreement with foreign distributors providing them with the exclusive right to distribute EGRIFTA SV® under named patient programs only in various countries based in the regions of Latin America, Middle East, North Africa, Turkey and Central and Eastern Europe. This agreement has a five-year term. The exclusive distributors have no minimum purchase obligations but have to buy and pay EGRIFTA SV® in U.S. denominated dollars at a discount to the current list price in the United States or at a discount to the price at which they are entitled to sell it in a country under the named patient program of such country. This agreement contains restrictive covenants regarding the sale of competitive products to EGRIFTA SV®. In July 2023, we also entered into an agreement with a foreign distributor providing it with the exclusive right to distribute EGRIFTA SV® under named patient programs in various countries based in Western Europe, Nordic Region and the United Kingdom.

Trogarzo®

Since fiscal year 2022, Trogarzo® is solely commercialized in the United States. For the fiscal year ended on November 30, 2022 Trogarzo® was also commercialized in certain European countries. Total revenues generated by the Company from the sale of Trogarzo® in the United States amounted to $25.7 million, $27.8 million and $28.3 million for each of the fiscal years ended November 30, 2024, 2023 and 2022, respectively. Revenues generated from the sale of Trogarzo® in certain European countries for the fiscal years ended November 30, 2023 and 2022 amounted to approximately $300,000 and $1.3 million, respectively.

In Canada, we are responsible, but under no obligation, to seek the approval of Trogarzo® from Health Canada. No filing seeking the approval of Trogarzo® has been made in Canada and to date, it is unlikely that a filing seeking the approval of Trogarzo® in Canada will be made.

Prior to December 15, 2022, the TaiMed Agreement provided us with the exclusive rights to commercialize Trogarzo® in the European Union countries and in certain additional European countries (“European Territory”). Trogarzo® was then commercially available in the European Territory through our European subsidiary, Theratechnologies Europe Limited, until December 15, 2022, the effective date on which all of our commercialization rights to Trogarzo® were returned to TaiMed under the TaiMed Agreement. Since our decision to return to TaiMed our commercial rights to Trogarzo® in the European Territory, we have ceased all activities related to the commercialization of this product in the various European countries in which such activities were ongoing. The European Medicines Agency has since withdrawn the marketing approval of Trogarzo® in Europe.

Seasonality

As a specialized biopharmaceutical company, the Company views none of its commercial and research and development activities as subject to seasonal variations.

Manufacturing

Today, we are not aware of material sourcing issues or pricing volatility of raw materials, however, we do not have a long-term supply agreement for SWFI for EGRIFTA SV®. See “Item 3D – Risk Factors – Risks Related to the Commercialization of Our Products”.

EGRIFTA SV®

We do not own or operate manufacturing facilities for the production of EGRIFTA SV® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturing organizations, i.e. Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA SV®. We will rely on LSNE for the manufacture of the F8 Formulation, if and when approved.

Active Pharmaceutical Ingredient

On July 31st, 2023, we signed a manufacturing and supply agreement with Bachem (“Bachem Agreement”) relating to the manufacture and supply of the active pharmaceutical ingredient of tesamorelin (“API”). The API is used for EGRIFTA SV® and will be used in the F8 Formulation. Bachem is our only approved manufacturer for the API to date.

Finished Product

We order finished form of EGRIFTA SV® from Jubilant. Jubilant manufactures and supplies the finished form of EGRIFTA SV® for commercial sale in the United States and for tesamorelin in connection with clinical trials. Jubilant fills vials with tesamorelin, lyophilizes it, labels and packages those vials and delivers them to locations in accordance with our instructions.

We have an agreement with LSNE, providing for the manufacturing and commercial supply of the F8 Formulation.

The Corporation also provides patients with the administration boxes which include the necessary supplies to administer the product. These administration boxes are comprised of alcohol swabs, syringes, needles and water for injection. The packaging of these administration boxes for EGRIFTA SV® is done through Sharp Packaging Services, LLC (“Sharp”) and will be done through Almac Pharma Services LLC (“Almac”) for the F8 Formulation, if and when approved.

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

Logistics Service Provider and Distributor

On May 29, 2024, we entered into a logistics services agreement with RxCrossroads 3PL LLC, (“RXC 3PL”) (“RXC 3PL Agreement”). Under the terms of the RXC 3PL Agreement, RXC 3PL acts as our exclusive third-party logistics service provider for all of our products in the United States and as such, provides us with warehousing and logistical support services, including inventory control and account management.

On the same date, the Company also entered into a logistics services agreement with McKesson Specialty Care Distribution LLC (“McKesson”), (“McKesson Agreement”). Under the terms of the McKesson Agreement, McKesson acts as our exclusive third-party distributor of our products in the United States and as such provides us with customer support, product return management and fulfillment of orders.

In Mckesson’s role as our third-party distributor, McKesson purchases products from us and takes title thereto. McKesson’s purchases of our products are triggered by its expectations of market demand over a certain period of time. McKesson fulfills orders received from authorized wholesalers and certain authorized specialty pharmacies and, with respect to EGRIFTA SV®, delivers it directly to that authorized wholesaler’s client, namely a specialty pharmacy forming part of our network of specialty pharmacies, or directly to those authorized specialty pharmacies.

The McKesson Agreement and the RXC 3PL Agreement replaced the amended and restated master services agreement and the two associated statements of work with RXC Acquisition Company entered into on November 1, 2017.

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

Trogarzo®

Logistics Service Provider and Distributor

RXC 3PL acts as our exclusive third-party logistics service provider and McKesson as our exclusive third-party distributor for Trogarzo® in the United States under the RXC 3PL and McKesson Agreements respectively. Orders for Trogarzo® are made directly by a limited number of specialty pharmacies and specialty distributors and delivery of Trogarzo® is made directly to those specialty pharmacies and specialty distributors by McKesson.

Specialty Pharmacies and Distributors

We have entered into agreements with specialty pharmacies, specialty distributors, and infusion therapy providers that have a large U.S. network capable of handling drug products whose administration is made intravenously. These specialty pharmacies and specialty distributors have the capacity to deliver Trogarzo® to patients, physicians or infusion centers. Each of those specialty pharmacies and specialty distributors purchase Trogarzo® from McKesson and deliver it to infusion centers, physicians or patients for home-infusion. Specialty pharmacies and specialty distributors may not purchase Trogarzo® from our wholesalers. Patients are administered Trogarzo® at infusion centers, at physicians’ offices or at home with the assistance of nurses.

Marketing

Our marketing and sales activities in the United States for EGRIFTA SV® and Trogarzo® are conducted from our head office in Montreal, Québec, Canada. We have also recently hired market access and field reimbursement managers for market access and reimbursement activities in the United States.

We have contracted with Asembia, LLC (“Asembia”) for the provision of services related, amongst other things, to a call center. The call center, THERA Patient Support®, guides physicians and patients through the process of initiating treatment under reimbursement. This process begins with a referral and concludes with the final reimbursement decision. THERA Patient Support® also helps patients adhering to their treatment and answering questions about our products.

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

The Company relies on multiple patents in the United States and in other countries. For instance, the F8 Formulation is patent protected in the United States until 2033.We also have additional patents in the United States covering tesamorelin for the treatment of NASH scheduled to expire in 2040. Moreover, our PDCs stemming from our licensed SORT1+ Technology™ platform are also patent protected in the United States and in other countries and patent applications covering various aspects of our SORT1+ Technology™ platform are pending in various countries.

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

Apart from the patents and trade secrets, the Company relies on specific licensing agreements which are essential to maintain our commercial and R&D activities, namely:

●	The distribution and marketing agreement with TaiMed granting the Company the exclusive right to market Trogarzo® in Canada and in the United States.
●	The licensing agreement with Transfert Plus granting the Company a worldwide exclusive license to use and develop the SORT1+ Technology™ platform.
●	The licensing agreement with the Massachusetts General Hospital (“MGH”) for the development of tesamorelin for the potential treatment of NASH in the general population.
●	The licensing agreement with Ionis granting the Company the exclusive right to market donidalorsen and olezarsen in Canada.

Competition

EGRIFTA SV®

We are not aware of other growth hormone-release factor products indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy being commercialized. However, we are aware that we face indirect competition for EGRIFTA SV® from other drugs, such as human growth-hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin that may be prescribed by physicians. To our knowledge, the use of these other drugs for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy has not been proven nor approved by the FDA. Other approaches to reduce excess abdominal fat include coping mechanisms such as lifestyle modification (diet and exercise), switching ARV therapy, or liposuction.

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

Olezarsen

No treatment is currently approved or under review in Canada to decrease triglycerides in patients with FCS and sHTG. Olezarsen is currently the 1st product approved by the FDA since December 19th, 2024, and it is under review by EMA for the FCS indication. Other drugs are currently under clinical trials for the treatment of FCS and sHTG. We are aware that the FDA accepted the new drug application of Plozasiran intended to treat FCS.

Additional compounds under development have different mechanisms of action to decrease triglycerides. Olezarsen has demonstrated a significant clinical efficacy with a good safety profile in both diseases, and is associated with a significant reduction of acute pancreatitis. The olezarsen efficacy/safety profile supports a strong commercial positioning to compete with other drugs, and we expect competition among those companies that succeed in developing and commercializing a medicine for FCS and sHTG.

Donidalorsen

Many prophylaxis treatments are currently approved in Canada to treat HAE and many products are currently under development with different mechanisms of action. donidalorsen is currently under review by the FDA and the expected PDUFA date is August 21st, 2025. New prophylaxis treatments with different modes of action are currently being evaluated for the treatment of HAE. In an additional statistical evaluation of the phase III clinical study, patients who switched to donidalorsen had fewer HAE attacks compared to their treatment with the standard of care. The donidalorsen efficacy/safety profile supports a strong commercial positioning to compete with other drugs, and we expect competition among those companies that succeed in developing and commercializing a medicine for HAE.

SORT1+ TechnologyTM Platform in Oncology

The development of novel treatments in oncology is competitive. Many companies are investing in the development of innovative cancer treatments or in finding a cure for cancer. Most of those companies have significant means and scientific experience. Some of those companies are at more advanced development stage of their drugs than us. In addition, there exists many drug candidates, such as antibody drug conjugates aimed at a variety of potential targets: some treatment will aim at focusing on one particular cancer type whereas others, like our PDCs, could be used in various types of cancers. Our Phase 1 clinical trial studying sudocetaxel zendusortide in various types of cancer was voluntarily paused and was resumed in June 2023 for the potential treatment of ovarian cancer. In March of 2024, the Company announced that it would phase down its preclinical oncology research activities, while continuing to conduct its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. Even if successful, the Company must find a partner to advance its oncology program and by the time we enter the market, there may be approved medicines that would directly compete with sudocetaxel zendusortide or any other PDCs we may develop.

Government Regulations (United States)

The text below explains some of the most important features of government regulations that we must follow in connection with the commercialization of EGRIFTA SV® and Trogarzo® in the United States.

Sales and Marketing Regulation – United States

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

Privacy Regulation – United States

In 2024, privacy law continued to evolve in the U.S., mainly at the state level. Adding to the five state laws that were already in effect in California, Colorado, Connecticut, Utah, and Virginia, comprehensive consumer privacy laws took effect in Texas, Oregon, and Montana in 2024, and laws in the following states have effective dates in 2025 and 2026: Iowa, Delaware, New Hampshire, New Jersey, Nebraska, Tennessee, Minnesota, Maryland, Indiana, Kentucky, and Rhode Island. Some of these state laws require opt-in consent to process sensitive personal data, including health data, and all states provide the right to opt-out of targeted advertising. In addition, consumer health data privacy laws took effect in three states—Washington, Nevada, and Connecticut regulating health data that is not otherwise regulated by the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). Additionally, the California Privacy Protection Agency (“CPPA”) is expected to issue regulations regarding automated decision-making, risk assessments, and cybersecurity audits in 2025. Meanwhile, the push to pass federal privacy legislation fell short yet again as the American Privacy Rights Act did not progress through Congress.

In 2024, the Federal Trade Commission finalized its amendments to the Health Breach Notification Rule (“HBNR”), codifying its position that unauthorized disclosures of personal health information for advertising purposes violate the HBNR. Additionally, tracking technology litigation—including lawsuits brought under the California Invasion of Privacy Act (“CIPA”)—continues to create risk for organizations, prompting many companies to adopt an opt-in approach to placement of third party tracking technologies, such as cookies, on their websites.

In 2024, the Department of Health and Human Services (“HHS”) published its final rule regarding revisions to the HIPAA Privacy Rule. The main purpose of the amendments was to restrict the circumstances in which HIPAA-regulated entities may disclose an individual’s reproductive health information. Compliance with the amendments was required by December 22, 2024. HHS proposed another rule on January 6, 2025 which would strengthen the HIPAA Security Rule.

Finally, the Department of Justice (“DOJ”) has issued a final rule which restricts the transfer of bulk sensitive personal data (including health data) to countries of concern (i.e., China, Cuba, Iran, North Korea, Russia, and Venezuela) or covered persons. The rule will take effect April 8, 2025.

Good Manufacturing Practices

Drug products must be manufactured and packaged in accordance, among other things, with GMP and both Bachem and Jubilant, the contract manufacturers of EGRIFTA SV®, as well as WuXi and Samsung, the manufacturer of Trogarzo®, must adhere to GMPs in connection with the manufacture, labeling, packaging, and any other quality-related functions for these products. If a company wants to make certain changes in its manufacturing equipment, location or process, FDA regulatory review and approval may be required. The FDA often conducts audits of manufacturing sites to ensure that manufacturers comply with quality-related requirements and GMPs. If, as a result of these inspections, it is determined that a manufacturer’s equipment, facilities or processes do not comply with the regulations and conditions of product approval, the FDA may issue an FDA-483 list of observations, Warning Letter, or seek civil, criminal or administrative sanctions and/or remedies against the manufacturer, including seeking corrective action, or requiring suspension of manufacturing operations, which would delay the product and sale of our products.

Good Clinical Practices

The FDA promulgates regulations and standards, commonly referred to as good clinical practices (“GCPs”) for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. Our research and development activities are subject to GCPs. The FDA enforces GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If study sites fail to comply with applicable GCPs or other applicable requirements, such as informed consent or Institutional Review Board oversight, the clinical data generated in clinical trials may be deemed unreliable and the FDA may require a sponsor to redo its studies or even stop a study. Where patient safety is at risk, the FDA could impose a clinical hold.

FDA Authorization of State Importation Program

FDA authorized its first section 804 importation program, a program allowing Florida to import certain prescription products from Canada. Section 804 (21 U.S.C. § 384) of the FFDCA provides a pathway for states and Indian tribes to allow importation of certain prescription drugs from Canada. Programs under this pathway must significantly reduce the cost of these drugs to the American consumer, without imposing additional risk to public health and safety. As the first program of its kind, we have yet to see how it will be implemented and what specific products will be imported, as Florida has yet to launch the program. There is much opposition from industry regarding this program but, if Florida can execute it as planned, it may signal a trend in the US.

Industry is still waiting to understand the practical implications of this program, and what implications this may have on state pharmaceutical industries.

Pharmaceutical Pricing and Drug Reimbursement

In the United States, sales of EGRIFTA SV® and Trogarzo® will depend in large part on the availability of reimbursement from third-party payors. These payors include both government (such as Federal Medicare and State Medicaid, AIDS Drug Assistance Programs and special needs plans in the United States) and privately managed care organizations as well as pharmacy benefit managers.

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

Third, the IRA restructures the Medicare Part D benefit to limit patients’ out-of-pocket costs and rebalance the bearing of risk for Part D plans and manufacturers. As of 2024, Medicare Part D plan buyers no longer have to pay out-of-pocket costs for covered drugs once they reach the catastrophic coverage level (when the policyholder’s out-of-pocket spending reaches $7,400). Other aspects of this provision will take effect in 2025.

The industry is still waiting to understand the full implications of these changes and the practical impact on pharmaceutical pricing and reimbursement.

Also, the bipartisan Drug-Price Transparency for Consumers Act was introduced to Senate on April 20, 2023, and the House of Representatives on October 13, 2023 (S.1250 and H.R.5958, respectively) (“DPTCA”). The DPTCA is currently still in committee. The DPTCA would require that direct-to-consumer advertisements for drugs and biologicals include a disclosure of pricing information. The DPTCA would apply to drugs and biologicals reimbursable under Medicare or Medicaid and for which direct-to-consumer advertisements are required to include information relating to side effects, contraindications, and effectiveness in accordance with section 202.1(e)(1) of title 21, Code of Federal Regulations. If passed, the DP^TCA would amend the Social Security Act to allow the Secretary of DHHS to require such advertisements to disclose the wholesale acquisition cost (“WAC”) for a 30-day supply or typical course of treatment and clearly and conspicuously present such price information. If enacted, the DPTCA contemplates that implementing regulations would include the visual and audio components required to communicate the WAC appropriately for the medium of the advertisement, the reasonable amount of time to update the advertisement to reflect any changes to WAC, and the way the manufacturer may include a statement explaining that certain consumers may pay a different amount depending on their insurance coverage.

Government Regulations (Canada)

The text below explains some of the most important features of government regulations that we must follow in connection with the commercialization for products in Canada.

Sales and Marketing Regulation

Health Canada must grant market authorization in respect of drugs (and all other health products) before they can be sold or promoted on the Canadian market. A new drug submission must contain sufficient information to allow for an assessment of the drug’s safety and efficacy, including administrative, manufacturing, preclinical, clinical and labelling information. If the submission is satisfactory, a Notice of Compliance (“NOC”) will be issued in respect of the drug, meaning that the manufacturer is authorized to sell the product in Canada.

Health Canada’s involvement in the regulatory process is not limited to granting market authorization, but rather spans the product life cycle. For example, any changes to the information provided in a new drug submission will generally require that an amended application be submitted and approved prior to implementation. In addition, consistent with its life cycle approach to health products, Health Canada maintains pharmacovigilance programs to detect adverse reactions that may be associated with marketed products.

Like the FDA, Health Canada regulates all advertising and promotional activities for prescription drug products under its jurisdiction both prior to and after approval. Once approved, a drug product may be promoted only for their approved indications and in accordance with the provisions of their approved label. Any promotional claims regarding an approved drug must be accurate, not misleading (i.e., be consistent with the terms of the Canadian product monograph) and contain a fair balance of risk and benefit information.

Unlike the FDA, Health Canada largely delegates the oversight and enforcement of advertising to advertising preclearance agencies. Advertising preclearance agencies are independent entities which review and preclear advertising material to help interested parties ensure compliance. The agencies also offer mechanisms to resolve complaints on advertising for authorized health products. In fact, the first route for advertising complaints adjudication of all Health Canada authorized health products is through the agencies, except in the case of direct-to-consumer-advertising (“DTCA”) of prescription drugs and advertising of unauthorized health products. If we are found to have improperly promoted a prescription drug, we may be subject to adverse publicity, removing the non-compliant material, and implement corrective advertising. Civil and criminal penalties are remedies available to Health Canada as well.

Health Canada does not regulate the practice of medicine by physicians in their choice of treatment and prescribing decisions.

To date, there is no legislation in force in Canada that would require the public disclosure of payments to healthcare professionals or healthcare organizations in a manner comparable to the U.S. Sunshine Act. Furthermore, there is no anti-kickback statute that specifically prohibits parties from making or accepting any form of payment that is intended to encourage or reward a purchaser to recommend, prescribe, or purchase any good or service that can be reimbursed or paid for by a government-funded healthcare program. Quebec, however, is an exception as the province prohibits benefits to prescribers in connection with the sale or purchase of listed medications.

Instead of specific legislation, Canada relies on the Criminal Code’s provisions prohibiting bribery of public officials to address domestic corruption, as well as professional codes of ethics and industry self-regulation to ensure ethical behaviour and avoid any improper incentives.

Pharmaceutical Pricing

In Canada, the price of all patented medicines is regulated by the Patented Medicine Prices Review Board (“PMPRB”). The PMPRB is a quasi-judicial body that aims to ensure that the prices of patented medicines in Canada are not excessive. We anticipate that the products licensed from Ionis will be subject to the PMPRB’s jurisdiction.

Factors considered in making this determination include the prices at which the medicine under review and similar medicines have been sold in Canada and in comparator countries. Where the price is deemed excessive following an investigation, the manufacturer may be required to offset any revenues the PMPRB has deemed excessive or contest the decision through a public hearing. If the price is deemed to be excessive following the hearing, the PMPRB can order price reductions and/or the offset of excess revenues.

The PMPRB operates in parallel to provincial price regulation. At the provincial level, the price of drugs is regulated through a lengthy and complex market access process. In particular, the PMPRB regulates the ex-factory or public list price. No pre-approval of the PMPRB is required; rather, the PMPRB will conduct its price assessment annually. The provinces negotiate confidential, sometimes substantial rebates off of the list price, as further detailed below under “Drug Reimbursement”. These rebates do not impact and in fact, may not be considered by the PMPRB in its pricing analysis.

Privacy

In Canada, private-sector organizations that collect, use, disclose and retain personal information are governed by the Personal Information Protection and Electronic Documents Act (“PIPEDA”), except in Alberta, British Columbia, and Quebec, where comprehensive provincial privacy laws deemed substantially similar to PIPEDA apply. Additionally, five provinces, including Quebec, have enacted laws governing personal health information. Under applicable privacy laws, notably under the Quebec Act respecting the protection of personal information in the private sector, organizations must, in particular, appoint a privacy officer, obtain valid consent for collecting and processing personal information, and establish policies for handling personal information. Organizations are also required to implement appropriate security safeguards, report data breaches, comply with strict obligations for transferring personal information, and comply with defined retention periods. Privacy regulatory authorities, particularly in Quebec, have broad powers, including the ability to impose substantial financial penalties in the event of non-compliance with applicable privacy laws.

Drug Reimbursement

At this time, each Canadian province and territory is responsible to maintain its own prescription drug insurance plan. Typically, prescription drugs and certain other health products must be covered by the public healthcare plan or by private insurers in order for physicians to prescribe, recommend or use them to treat patients. To be considered as covered, the product must be listed on the applicable drug formulary.

To obtain such coverage, manufacturers must first undergo a health technology assessment (“HTA”). A HTA is an evaluation of the therapeutic value and the pharmacoeconomic value of a new treatment or a new indication. In other words, it is an evaluation of the relative “value” of a new product compared to existing therapies or the standard of care, which might include surgery or hospital stay.

The result of the review is a recommendation as to whether the drug in question should be covered, and if so, under what conditions.

Once a HTA has been performed, a market authorization holder (“MAH”) will need to negotiate with the pan-Canadian Pharmaceutical Alliance (“pCPA”), a body representing the public insurance plans. The pCPA was created at the initiative of the provinces in order to obtain greater value for the participating drug plans by combining their collective negotiating power. If negotiations are successful, the result is a letter of intent (“LOI”) regarding the public formulary list price of the product, typically a prescription drug, as well as confidential rebates, which may be provided to the public insurers.

MAHs then need to enter into actual, individual product listing agreements (“PLAs”) with each of the public insurers. While the essential terms of the PLA are provided for in the LOI, additional province-specific details may be added. Once a PLA has been negotiated with a province, the province’s drug plan will list the drug on its formulary in accordance with the terms of the PLA, meaning that the drug is then covered by the province’s public drug insurance.

A similar process including PLAs and rebates or other financial risk mitigation measures can also occur in the private market, though private insurers do not have any equivalent to the pCPA.

C.	Organizational Structure

As of November 30, 2024, Theratechnologies had the following five wholly owned subsidiaries with Theratechnologies U.S. Inc. being the only material subsidiary among Theratechnologies’ affiliates:

●	Theratechnologies U.S., Inc., a company governed by the DGCL. Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States;

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

Our head office and principal place of business is located at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8. We lease the entire 10th and 11th floors of the building for a total of 14,992 square feet and this lease will expire on September 30, 2025. We lease additional office space as set forth in the table below:

Location	Use of Space	Square Footage	Type of Interest

1550 Metcalfe Street, Suite 810, Montréal, Québec, Canada H3A 1X6	To be occupied as head office and principal place of business in the Fall of 2025.	11,972	Leasehold

101 Hudson Street, 21st Floor, Jersey City, New Jersey 07302	Occupied for administration.	119	Leasehold

Item 4A. Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The following section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section should be read in conjunction with, our audited annual consolidated financial statements and the notes thereto as at November 30, 2024 (“Audited Financial Statements’) and the other financial information contained elsewhere in this document. See “Item 18 – Financial Statements”.

A.	Operating results.

Fourth-Quarter and Fiscal 2024 Revenue Highlights

(in 000s of US$)	Three-month periods ended November 30,		% change	Years ended November 30,		% change
	2024	2023		2024	2023

EGRIFTA SV® net sales	17,674	16,958	4.2%	60,147	53,705	12.0%

Trogarzo® net sales	7,328	6,494	12.8%	25,719	28,059	(8.3%)

Revenue	$25,002	$23,452	6.6%	$85,866	$81,764	5.0%

Fiscal Year 2024 Financial Results compared to Fiscal Year 2023 Financial Results

Revenue

Consolidated revenue for the fiscal year ended November 30, 2024 (“Fiscal 2024”) was $85,866,000 compared to $81,764,000 for the same period last year, representing an increase of 5.0%.

For Fiscal 2024, sales of EGRIFTA SV® reached $60,147,000 compared to $53,705,000 for the same period last year representing growth of 12%. The increase in net sales of EGRIFTA SV® was mostly the result of a higher number of units sold compared to the previous year (+9.0%), as well as a higher selling price (+5.6%) and were hampered by higher government chargebacks and rebates (-2.6%). Overall growth of EGRIFTA SV® unit sales was hampered in Q1 2024 by draw downs in inventory at specialty pharmacies a situation which has now been normalized.

In Fiscal 2024, Trogarzo® net sales were $25,719,000 compared to $28,059,000 in the prior year, a decrease of 8.3%. Lower sales of Trogarzo® were mostly the result of lower unit sales due to competitive pressures in the multidrug-resistant segment of the HIV-1 market, where Trogarzo remains an important part of the treatment arsenal but has lost market share to market leaders in the segment. We foresee less of an impact from new entrants in the future. The decrease is explained by a lower number of units sold compared to the previous year (-11.4%) and was mitigated by a higher selling price (+3.7%). The remaining difference is explained by lower sales in Europe, which were minimal since we decided to cease selling efforts in Europe in 2022.

Cost of Sales

For Fiscal 2024, cost of sales was $20,448,000 compared to $19,635,000 in the period of Fiscal 2023.

Cost of Sales

	Fiscal Year ended November 30
	2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue

EGRIFTA SV®	7,190	12.0%	4,998	9.3%

Trogarzo®	13,258	51.6%	14,637	52.2%

Total	20,448	23.8	19,635	24.0%

For Fiscal 2024, EGRIFTA SV® cost of sales was negatively affected by a $1,749,000 inventory provision ($220,000 in Fiscal 2023) related to the manufacturing of a batch of F8 Formulation, as the F8 Formulation has not yet been approved by the FDA for commercialization. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses were $16,973,000 for Fiscal 2024 compared to $30,370,000 for Fiscal 2023, a decrease of 44.1%, mostly due to lower spending on our various programs. R&D expenses in Fiscal 2024 were also reduced by the recognition of Canadian federal non-refundable tax credits ($1,488,000).

R&D expenses

(in thousands of dollars)

	Fiscal Year ended November 30
	2024	2023	% change

Oncology

Laboratory research and personnel	1,473	1,845	-20%

Pharmaceutical product development	266	4,474	-94%

Phase 1 clinical trial	1,842	1,987	-7%

Impairment loss	3,488	-	-

Medical projects and education	1,011	3,645	-62%

Salaries, benefits and expenses	5,099	8,978	-43%

Regulatory activities	1,588	1,569	1%

Trogarzo® IM formulation	26	1,083	-98%

Tesamorelin formulation development	1,610	1,876	-14%

F8 human factor studies	12	1,332	-99%

Pen injector	-	(34)	-100%

European activities	150	504	-70%

Travel, consultants,patents, options, others	1,553	2,266	-31%

Restructuring costs	521	1,384	-62%

Tax credits	(1,666)	(539)	200%

Total	16,973	30,370	-44%

R&D expenses in the fourth quarter of Fiscal 2024 were negatively impacted by an impairment loss of the intangible asset of $3,488,000 related to the acquisition of our oncology program. We recorded no such provision in the three-month period ended November 30, 2024.

R&D expenses in Fiscal 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program. We recorded no such provision in Fiscal 2024.

Selling Expenses

Selling expenses for Fiscal 2024 were $25,419,000 compared to $26,769,000 for Fiscal 2023. The decrease in selling expenses in Fiscal 2024 is due in large part to tighter expense control in commercialization activities. Spending in the third quarter and fourth quarters of Fiscal 2024 has stabilized following the completion of cost-cutting measures implemented in Fiscal 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included under selling expenses. As such, we recorded amortization expenses of $1,440,000 for Fiscal 2024, compared to $2,513,000 in Fiscal 2023.

General and Administrative Expenses

General and administrative expenses for Fiscal 2024 were $14,852,000 compared to $15,617,000 for the same period in Fiscal 2023. The decrease in general and administrative expenses is largely due to the implementation of cost-cutting measures announced in Fiscal 2023. General and administrative spending should stabilize in the future as the cost-cutting measures implemented by the Company have been completed.

Net Finance Costs

Net finance costs for Fiscal 2024 were $14,475,000 compared to $12,909,000 in Fiscal 2023. The increase in net finance costs in Fiscal 2024 versus Fiscal 2023 was mostly due to the higher interest expense on the Company’s long-term debt ($687,000), as well as higher loss on long-term debt modifications and repayment related to the amendments to and repayment of the Marathon Credit Agreement ($2,358,000). These higher costs were offset by lower accretion and amortization of deferred financing costs ($1,599,000).

Adjusted EBITDA

Adjusted EBITDA was $20,207,000 for Fiscal 2024 compared to $(2,914,000) for Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Income Tax Expense

Income tax expense for Fiscal 2024 amounted to $2,005,000, versus $421,000 in the same period last year. The increase in Fiscal 2024 is attributable to the higher net fiscal income generated by our operations. The Company recorded Canadian federal non-refundable tax credits ($1,488,000) against research and development expenses, which largely offsets the Canadian federal income tax payable. Refer to Note 20 of the Audited Financial Statements.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $8,306,000, or $0.17 per share, in Fiscal 2024 compared to $23,957,000, or $0.91 per share, in Fiscal 2023.

Fourth-Quarter Fiscal 2024 Financial Results

Revenue

Consolidated revenue for the three months ended November 30, 2024, amounted to $25,002,000 compared to $23,452,000 for the same period last year, representing an increase of 6.6%.

For the fourth quarter of Fiscal 2024, sales of EGRIFTA SV® reached $17,674,000 compared to $16,958,000 in the fourth quarter of the prior year, representing an increase of 4.2%. Revenue growth for EGRIFTA SV® is mostly related to increased unit sales (+4.2%) and a higher selling price (+5%) and was hampered by higher government chargebacks and rebates (-1.5%).

In the fourth quarter of Fiscal 2024, Trogarzo® sales amounted to $7,328,000 compared to $6,494,000 for the same quarter of Fiscal 2023, representing an increase of 12.8%. The increase was mainly due to higher unit sales (+11.2%) in the quarter as compared to last year, as well as a higher selling price (+3.4%) and was hampered by higher government chargeback and rebates (-1.8%).

Cost of Sales

In the fourth quarter of Fiscal 2024, cost of sales was $6,096,000 compared to $5,066,000 for the same period in Fiscal 2023.

Cost of Sales

	Three months ended November 30

	2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue

EGRIFTA SV®	2,289	13.0%	1,713	10.1%

Trogarzo®	3,807	52.1%	3,353	51.6%

Total	6,096	24.4%	5,066	21.6%

For the three-month period ended November 30, 2024, EGRIFTA SV® cost of sales was negatively affected by a $661,000 inventory provision ($50,000 in the comparable period of 2023) related to the manufacturing of a batch of F8 Formulation, as the F8 Formulation has not yet been approved by the FDA for commercialization. No such provision was taken in the three-month period ended November 30, 2023. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the fourth quarter of Fiscal 2024 amounted to $5,884,000 and compared to $5,229,000 comparable period of Fiscal 2023. R&D expenses were higher because of the impairment loss on intangible assets related to our oncology program ($3,488,000). This increase was offset by the reduction in other R&D expenses in the three-month period ended November 30, 2024, and were further reduced by the recognition of Canadian federal non-refundable tax credits ($838,000).

R&D expenses

(in thousands of dollars)

	Three months ended November 30
	2024	2023	% change

Oncology

Laboratory research and personnel	29	421	-93%

Pharmaceutical product development	49	64	-23%

Phase 1 clinical trial	372	181	105%

Impairment loss	3,488	-	-

Medical projects and education	320	478	-33%

Salaries, benefits and expenses	1,284	1,715	-25%

Regulatory activities	414	405	2%

Trogarzo® IM formulation	-	118	-100%

Tesamorelin formulation development	208	675	-69%

F8 human factor studies	-	185	-100%

Pen injector	-	(268)	-100%

European activities	45	48	-6%

Travel, consultants, patents, options, others	580	442	31%

Restructuring costs	-	875	-100%

Tax credits	(905)	(110)	723%

Total	5,884	5,229	13%

R&D expenses in the fourth quarter of Fiscal 2024 were negatively impacted by an impairment loss of the intangible asset of $3,488,000 related to the acquisition of our oncology program. We recorded no such impairment in the three-month period ended November 30, 2023.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2024, amounted to $ 7,044,000 compared to $6,748,000 in the comparable period of Fiscal 2023, an increase of 4.4%.

The increase in selling expenses is largely associated with the overall growth of the commercial operations, in-line with the strategic goal of ensuring continued top-line revenue growth.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expense of $360,000 for the three-month period ended November 30, 2024, unchanged as compared to the same period of Fiscal 2023.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2024 amounted to $5,059,000, compared to $3,739,000 reported in the same period of Fiscal 2023. The increase in General and administrative expenses is mainly due to higher stock based compensation expense.

Net Finance Costs

Net finance costs for the three-month period ended November 30, 2024, were $7,801,000 compared to $5,352,000 in the same period of last year. The increase in net finance costs is due to the higher interest expense on the Marathon Loan Facility, as well as the higher loss on long-term debt modifications and repayment related to the repayment of the Marathon Loan Facility.

Adjusted EBITDA

Adjusted EBITDA was $7,756,000 for the fourth quarter of Fiscal 2024, compared to $4,958,000 for the same period of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Income Tax Expense

Income tax expense amounted to $1,021,000, versus $73,000 in the same period last year. The increase in the fourth quarter of 2024 over the same period of 2023 is attributable to the higher net fiscal income generated by our operations. The Company recorded Canadian federal non-refundable tax credits in the three-month period ended November 30, 2024 ($838,000) against research and development expenses, which largely offsets the Canadian federal income tax payable. Refer to Note 20 of the Audited Financial Statements.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $7,903,000, or $0.16 per share, in the fourth quarter of Fiscal 2024 compared to a net loss of $2,755,000, or $0.08 per share per share, in the fourth quarter of Fiscal 2023.

Fiscal Year 2023 Financial Results compared to Fiscal Year 2022 Financial Results

Revenue

Consolidated revenue for Fiscal 2023 was $81,764,000 compared to $80,057,000 in Fiscal 2022, representing an increase of 2.1%.

For Fiscal 2023, net sales of EGRIFTA SV® reached $53,705,000 compared to $50,454,000 for Fiscal 2022 representing growth of 6.4%. The increase in net sales of EGRIFTA SV® was mostly the result of a higher number of units sold compared to the previous year, (+6.3%), as well as a higher selling price (+6.3%), and was hampered by increased government rebates, chargebacks and other costs (-6.7%). Overall growth of EGRIFTA SV® unit sales was hampered in 2023 by draw downs in inventory at one of our large specialty pharmacies during the second quarter.

In Fiscal 2023, Trogarzo® net sales were $28,059,000 compared to $29,603,000 in the prior year, a decrease of 5.2%. The decrease in net sales of Trogarzo® in the US was mostly the result of a lower number of units sold compared to the previous year (-9.5%). This decrease was offset by a higher selling price (+6.8%) and by more favorable government rebates, chargebacks and other costs (+0.7%). The Trogarzo® net sales decrease is also attributable to our decision to stop commercializing the product in Europe in Fiscal 2022, resulting in a $975,000 decrease in Fiscal 2023. Unit sales of Trogarzo® in the US were negatively affected in the second quarter of 2023 by two factors: (a) drawdowns in inventory at one of our large specialty pharmacies resulting from larger than necessary purchases in the latter part of calendar year 2022; and (b) further inventory drawdowns at another specialty pharmacy with which we renegotiated contract terms resulting in a lowering of their overall inventory levels.

Cost of Sales

For Fiscal 2023, cost of sales was $19,635,000 compared to $26,279,000 in in the comparable period of Fiscal 2022. Cost of sales included cost of goods sold that amounted to $19,635,000 in Fiscal 2023 compared to $23,838,000 in Fiscal 2022. The decrease in cost of goods sold was mainly due to a number of factors occurring in Fiscal 2022 that did not reoccur in Fiscal 2023, namely: (1) a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation in the amount of $1,788,000; and (2) a provision of $1,477,000 related to the write down of F8 Formulation for pre-commercial material which could expire prior to the launch of the F8 Formulation, if approved. Cost of goods sold for Fiscal 2023 also included other provisions totalling $220,000, related to the pending approval of the F8 Formulation (See Note 9 of the Audited Financial Statements).

Cost of Goods Sold

	Fiscal Year ended November 30
	2023		2022
	($000s)	% of Revenue	($000s)	% of Revenue

EGRIFTA SV®	4,998	9.3%	7,909	15.7%

Trogarzo®	14,637	52.2%	15,929	53.8%

Total	19,635	24.0%	23,838	29.8%

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

R&D expenses

(in thousands of dollars)

	Fiscal Year ended November 30

	2023	2022	% change

Oncology

Laboratory research and personnel	1,845	2,354	-22%

Pharmaceutical product development	4,474	2,225	101%

Phase 1 clinical trial	1,987	5,228	-62%

Medical projects and education	3,645	4,595	-21%

NASH	-	410	-100%

Salaries, benefits and expenses	8,978	10,402	-14%

Regulatory activities	1,569	1,440	9%

Trogarzo® IM formulation	1,083	1,933	-44%

Tesamorelin formulation development	1,876	75	2401%

F8 human factor studies	1,332	748	78%

Pen injector	(34)	2,438	-101%

European activities	504	3,102	-84%

Travel, consultants, patents, options, others	2,266	2,305	-2%

Restructuring costs	1,384	-	nm

Tax credits	(539)	(316)	71%

Total	30,370	36,939	-18%

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

Net Finance Costs

Net finance costs for Fiscal 2023 were $12,909,000 compared to $6,886,000 in Fiscal 2022. The increase in net finance costs in Fiscal 2023 versus Fiscal 2022 was mostly due to the higher interest expense on the Company’s Loan Facility ($3,906,000), as well as expenses of $3,540,000 related to the amendments to the Marathon Credit Agreement. Other expenses in Fiscal 2023 included the write-off of deferred financing costs ($954,000). These higher costs were offset by gain on the change of fair value of the Marathon Warrants and a lower foreign exchange loss.

Adjusted EBITDA

Adjusted EBITDA was $(2,914,000) for Fiscal 2023 compared to $(22,088,000) for Fiscal 2022. Adjusted EBITDA in the first and second quarters of Fiscal 2023 was negatively affected by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of BWFI. No such expenses were recorded in the third and fourth quarters of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $23,957,000, or $0.91 per share, in Fiscal 2023 compared to $47,237,000, or $1.98 per share, in Fiscal 2022.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last 8 quarters of Fiscal 2024 and Fiscal 2023.

(in thousands of dollars, except per share amounts)

	2024				2023

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	25,002	22,600	22,017	16,247	23,452	20,855	17,549	19,908

Operating expenses

Cost of sales

Cost of goods sold	6,096	4,521	4,547	5,284	5,066	4,967	4,909	4,693

R&D	5,884	2,612	4,725	3,752	5,229	5,396	10,389	9,356

Selling	7,044	6,307	6,367	5,701	6,748	6,728	6,479	6,814

General and administrative	5,059	2,947	3,090	3,756	3,739	3,710	3,716	4,452

Total operating expenses	24,083	16,387	18,729	18,493	20,782	20,801	25,493	25,315

Net finance costs	(7,801)	(2,366)	(2,183)	(2,125)	(5,352)	(674)	(1,943)	(4,940)

Income taxes	(1,021)	(756)	(118)	(110)	(73)	(126)	(126)	(96)

Net profit (loss)	(7,903)	3,091	987	(4,481)	(2,755)	(746)	(10,013)	(10,443)

Basic and diluted loss per share(1)	(0.16)	0.06	0.02	(0.10)	(0.08)	(0.03)	(0.40)	(0.44)

(1)	Amounts in Q1-2023 and Q2-2023 have been restated to reflect the 1 for 4 share consolidation effective July 31, 2023.

Factors Affecting the Variability of Financial Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Lower expenses in Fiscal 2024 were associated with the overall stated strategy of focusing on our commercial operations and generating positive Adjusted EBITDA.

The increase in general and administrative expenses in Q4 2024 is mainly due to higher stock based compensation expense.

The increase in cost of goods sold in Q2 2023 as a percentage of revenue was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation.

The increase in R&D expenses in Q2 2023 as a percentage of revenue was due to a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program.

The increase in selling expenses in Q2 2023 as a percentage of revenue was related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory.

The lower Net finance costs in Q2 2023 was mostly due to the costs associated with the amendments to the Loan Facility, the write-off of deferred financing costs, and the change in fair value of the Marathon Warrants, the latter of which are remeasured to fair value on a quarterly basis. In the fourth quarter of Fiscal 2024, higher finance costs were related to the termination of the Loan Facility.

Selected Annual Information

(in thousands of dollars, except per share amounts)

Years ended November 30	2024	2023	2022

Revenue	85,866	81,764	80,057

Cost of sales	20,448	19,635	26,279

Research and development expenses	16,973	30,370	36,939

Selling expenses	25,419	26,769	39,391

General and administrative expenses	14,852	15,617	17,356

Net loss	(8,306)	(23,957)	(47,237)

Loss per share: Basic and diluted	(0.17)	(0.91)	(1.98)

Cash, bonds and money market funds	9,836	40,387	33,070

Cash equivalent held in escrow	10,000	-	-

Total assets	53,340	77,769	93,260

Long-Term debt (including current portion)	44,432	57,974	37,894

Lease liabilities (including current portion)	1,174	994	1,922

Convertible unsecured senior notes	-	-	26,895

B.	Liquidity and capital resources.

Going Concern Uncertainty

As part of the preparation of the Financial Statements, management is responsible for identifying events or conditions that indicate a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2024. If the Company concludes that events or conditions indicate material uncertainty exists on its ability to continue as a going concern, it must assess whether management’s plans developed to mitigate these events or conditions address the material uncertainty.

For the year ended November 30, 2024, the Company incurred a net loss of $8,306,000 (2023-$23,957,000; 2022-$47,237,000) and had positive cash flows from operating activities of $2,379,000 (2023- negative $5,678,000; 2022 negative $14,692,000). As at November 30, 2024, cash amounted to $5,899,000 and bonds and money market funds amounted to $3,937,000 and the accumulated deficit is $416,887,000. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses, and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the US Food and Drug Administration. The manufacturer resumed manufacturing of EGRIFTA SV® in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a PAS with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024. A PAS is usually reviewed by the FDA within four months of receipt.

On February 13, 2025, the FDA, via its drug shortage staff, indicated that it would allow the Company to sell and distribute newly manufactured batches of EGRIFTA SV® even though the product was manufactured without an approved PAS, thereby allowing the Company to sell two manufactured batches of EGRIFTA SV®, representing up to six months of supply. Distribution of the product resumed on February 13, 2025.

In its communication of February 13, 2025, the FDA indicated that if the Company plans to submit a new or updated proposal to continue mitigating this shortage beyond these two batches, the Company should submit the shortage mitigation proposal to the Drug Shortage Staff so that the FDA can evaluate the proposal. The Company’s contract manufacturer has already manufactured one additional batch of EGRIFTA SV®, and two additional batches are planned before the end of the third quarter of 2025.

The Company’s ability to continue generating revenues through the sale of EGRIFTA SV® and to be able to meet the Adjusted EBITDA covenants at all times, to be tested on a quarterly basis, contained in the TD Credit Agreement and the IQ Credit Agreement for a period of at least, but not limited to, 12 months from November 30, 2024, involves significant judgement and is dependent on the full resumption of the distribution of EGRIFTA SV®, which is dependant on FDA approval.

Should management’s plans not materialize, the Company may be in default under the TD Credit Agreement and the IQ Credit Agreement, be forced to reduce or delay expenditures and capital additions or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of full resumption of product distribution which requires FDA approval. Therefore, there are scenarios wherein events or conditions combine to create material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

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

Analysis of cash flows

As at November 30, 2024, cash, cash equivalent in escrow, bonds and money market funds amounted to $19,836,000 compared to $40,387,000 at November 30, 2023. Available cash is invested in highly liquid fixed income instruments including governmental, municipal and paragovernmental organizations, high-grade corporate bonds and money market funds. On November 30, 2024, $10,000,000 was held in escrow pending completion of the Ionis Transaction and is therefore presented as cash equivalent in escrow. See “Subsequent Event”.

The Company voluntarily changed its accounting policy in Fiscal 2023 to classify interest paid and received as part of its operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities.

During Fiscal 2024, cash flows provided by operating activities were $2,379,000, compared to negative $5,678,000 in Fiscal 2023.

In Fiscal 2024, changes in operating assets and liabilities had a negative impact on cash flow from operations of $5,017,000 (2023-positive impact of $8,133,000). These changes included negative impacts from higher trade and other receivables ($2,195,000) lower provisions ($1,760,000), lower accounts payable and accrued liabilities ($1,830,000) and higher prepaid expenses and deposits ($298,000) while lower tax credits and grants receivable ($281,000) and lower inventories ($785,000) had a positive impact on cash flows from operating activities.

During Fiscal 2024, the Company received net proceeds of $44,576,000 from issuance of long-term debt and used $64,908,000 (including prepayment penalties and fees) to fully reimburse the Marathon Credit Facility.

During Fiscal 2024, investing activities included the payment of the second tranche of the milestone to TaiMed Biologics related to the approval of the IV push method of administration of Trogarzo® ($1,500,000), and was offset by net proceeds from the sale of bonds and money market funds ($2,383,000).

Commitments

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Contractual obligations

The following table lists as of November 30, 2024, information on the contractual maturities of financial liabilities.

(in thousands)

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Long-term debt, including interest (1)	56,710	7,047	33,375	16,288	—

Lease Liabilities	2,720	425	448	289	1,558

Purchase Obligations (2)	17,408	13,136	2,848	1,424	—

Total	$76,838	$20,608	$36,671	$18,001	$1,558

(1)	Based on actual interest rates.

(2)

The Corporation has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA SV® and Trogarzo®. As at November 30, 2024, the Corporation had outstanding purchase orders and minimum payments required under these agreements amounting to $17,408 for the manufacture of Trogarzo®, EGRIFTA SV®, the F8 Formulation, and for other various services.

License agreement

On February 3, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of NASH in the general population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, the Company agreed to make certain milestone payments to the MGH related to the development of tesamorelin and to pay a low single-digit royalty on all sales of EGRIFTA SV® above a certain amount. The aggregate amount of the clinical development milestone payments is $3,000,000 and for the regulatory milestones is $2,250,000. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of the label expansion for the treatment of any fatty liver disease, including Non-Alcoholic Fatty Liver Disease or NASH in the general population.

Letter of credit

As at November 30, 2024, the Company had an outstanding letter of credit of $429,000 (2023 – nil) for the lease obligation.

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

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (refer to Note 26 to the Audited Financial Statements), other receivable and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions.

Included in the consolidated statements of financial position are trade receivables of $14,972,000 (2023 – $12,798,000). Management uses historical loss experience and adjust historical loss rates, when needed, to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions. Under the terms of the agreement with its major customer, payment is due within 45 days and management monitors timely cash collection frequently. A significant increase in credit risk is presumed if the customer’s receivable is more than 15 days past due in making a contractual payment. Historically, the customer pays at the 45 days due date and the receivable has not been more than 15 days past due. As such, the Company has not incurred any losses in respect of its trade receivable with its major customer. As a result, no loss allowance has been recognized. As at November 30, 2024, no increase in credit risk has occurred related to trade receivables.

Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consists principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade corporate bodies and money market funds (2024 $3,937,000; 2023 – $6,290,000). As at November 30, 2024, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

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

Until November 27, 2024, pursuant to the Marathon Credit Agreement, the Company was required to maintain cash, cash equivalents and eligible short-term investments overtime between $15,000,000 to $20,000,000 based on the last twelve months Adjusted EBITDA-based targets, which restricted the management of the Company’s liquidity. Refer to notes16 of the Audited Financial Statements.

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

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2024 and 2023.

(in thousands)

		2024		2023

	CA$	EURO	CA$	EURO

Cash	663	27	358	123

Bonds and money market funds	5,516	-	8,543	-

Trade and other receivables	217	12	296	2

Tax credits and grants receivable	234	63	497	145

Accounts payables and accrued liabilities	(9,115)	(890)	(5,395)	(224)

Lease liabilities	(1,307)	(228)	(925)	(288)

Provisions	-	-	(326)	(3,192)

Total exposure	(3,792)	(1,016)	3,048	(3,434)

The following exchange rates are those applicable as at November 30, 2024 and 2023.

		2024		2023
	Average rate	Reporting date rate	Average rate	Reporting date rate
CA$ – US$	0.7339	0.7138	0.7404	0.7363

Euro – US$	1.0854	1.0563	1.0792	1.0903

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CA$ or the euro would have an impact on net earnings for CA$ and in the accumulated other comprehensive loss for euro as follows, assuming that all other variables remained constant.

(in thousands)

		2024		2023
	CA$	Euro	CA$	Euro

Positive (negative) impact	(190)	(51)	152	(172)

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

Based on the value of the Company’s short- and long-term bonds as at November 30, 2024, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income (loss) by approximately $20,000 (2023 – $42,000); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at variable rates. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2024 of $30,753,000 (2023 – $20,231,000), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $154,000 (2023 – $101,000); an assumed decrease of 0.5% would have had an equal but opposite effect.

The TD Term Loan and the TD Revolver as at November 30, 2024 are variable rate debt based on SOFR. Based on the value of these loans as at November 30, 2024, an assumed 0.5% increase in SOFR rate would have decreased future cash flows and net profit by approximately $130,000 and an assumed increase of 0.5% would have had an equal but opposite effect.

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

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, cash equivalent, trade and other receivables, and accounts payable and accrued liabilities approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The Company has determined that the carrying value of its Long-term debt approximates its fair value because it vas issued near the 2024 fiscal year-end.

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

The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy. Reasonably possible changes at November 30, 2024, to one of the significant unobservable input, holding other inputs consistent, would have the following effects:

(in thousands)

	Net profit (loss)

	Increase	Decrease

Expected volatility (10% movement) (100bps))	$(100)	$100

Related party transactions

See “Item 7B – Related party transactions” and refer to Note 27 of the Audited Financial Statements.

Subsequent Events

Licensing agreement

On December 3, 2024, the Company has entered into an agreement with Ionis to in-license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, the Company receives exclusive rights in Canada to commercialize olezarsen, which is being evaluated for FCS and sHTG, and donidalorsen, which is being evaluated for the treatment of HAE.

The Company paid $10,000,000 on December 5, 2024, upon execution of the agreement, which cash equivalent was held in escrow at November 30, 2024 from IQ. The Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750,000), annual sales targets at three different tiers (up to $7,000,000) for donidalorsen only. In addition, Ionis will also be entitled to receive tiered double-digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years.

The Company will be responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be manufacturing and supplying both products to Theratechnologies and has granted the Company a right to manufacture both products in certain limited circumstances.

The term of the licensing agreement with Ionis will continue until the Company permanently ceases commercializing all licensed products in Canada, or unless earlier terminated in accordance with customary termination provisions for transactions of this like-nature.

Tariffs

On February 1, 2025, the President of the United States signed an executive order which provided that, effective February 4, 2025, most goods imported into the United States would be subject to a 25% tariff. The application of the order was subsequently suspended, however there are discussions about the re-introduction of those tariffs on goods exported from Canada to the United States.

EGRIFTA SV® is exported to the United States. It is too early to determine whether these tariffs will apply to pharmaceutical products and how they would directly impact the Company. The Company expects that such tariffs, if effective, will likely have an adverse effect on its financial results.

Reconciliation of Adjusted EBITDA

(in thousands of U.S. dollars)

	Three-month periods ended November 30			Years ended November 30

	2024	2023	2024	2023	2022

Net loss	(7,903)	(2,755)	(8,306)	(23,957)	(47,237)

Add :

Depreciation and amortization[1]	493	576	2,761	3,315	12,471

Net Finance costs[2]	7,801	5,352	14,475	12,909	6,886

Income taxes	1,021	73	2,005	421	443

Share-based compensation	2,195	418	3,549	2,215	3,872

Inventory provision[3]	661	50	1,749	220	1,477

Restructuring costs[4]	-	1,244	486	1,963	-

Impairment loss on intangible assets	3,488	-	3,488	-	-

Adjusted EBITDA	7,756	4,958	20,207	(2,914)	(22,088)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense, write-off and amortization of deferred financing costs, interest expense, gain or loss on financial instruments carried at fair value and loss on debt modifications and gain on lease termination and other.

3 Inventory provision pending marketing approval of the F8 Formulation.

4 Restructuring costs include severance and other expenses associated with termination of employment related to the reorganization announced in July 2023 and completed in October 2023 as well as the decision to cease early-stage R&D activities in 2024.

C. Research and development, patents and licenses.

For a description of our Research and Development activities for the last three years, see “Item 4B – Business Overview – Research and Development Activities”, as well as “Item 5A – Operating Results”. Over the past three years, our research and development activities have mainly focused on the following:

●	A Phase 1 clinical trial of sudocetaxel zendusortide;

●	The development of our SORT1+ technology platform, including the development of new PDCs;

●	Life-cycle management programs for tesamorelin, including the development and regulatory filing of the F8 Formulation;

●	Life-cycle management programs for ibalizumab, including the development of new modes of administration, namely intravenous push and intra-muscular modes of administration.

D.	Trend information.

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

Use of estimates and judgments

The preparation of the Company’s Audited Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Audited Financial Statements and the reported amounts of revenues and expenses during the reporting year.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Sales allowances

Management uses judgment in estimating provisions for sale allowances such as cash discounts, returns, rebates and chargebacks, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation. The product revenue recognized quarter over quarter is net of these estimated allowances. Such estimates require the need to make estimates about matters that are inherently uncertain. These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates need to be adjusted, with an effect on sales and earnings in the period of the adjustment. (refer to Notes 2 “Revenue recognition” and 3 of the Audited Financial Statements for additional information).

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

Recent Changes in Accounting Standards

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2024 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing the Audited Financial Statements.

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

The amendments will be effective for the Company’s annual reporting period beginning on December 1, 2025. The adoption of the standard will have no impact on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories.

Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.

Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operation cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures requires for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

Our Directors

The table below sets forth the following information about our directors as at November 30, 2024: his/her name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his/her status as an independent director, his/her biography, his/her areas of expertise, his/her memberships on the committees of the Board of Directors, whether he/she acts as director for other public companies, and the number of Common Shares, DSUs and options beneficially held or controlled.

Joseph P. Arena

Age: 70

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

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
13,750	Nil	31,903
Committees of the Board of Directors
Member of the Compensation Committee

Frank A. Holler

Age: 68

Summerland, B.C.,

Canada

Independent

Director since:

June 23, 2021

Areas of Expertise:

-  Corporate Finance

-  Life Sciences

-  Management

Other Public Company Directorship:

Delivra Health Brands Inc.

Principal Occupation	Corporate Director – Chair of the Board of the Corporation President and CEO, Ponderosa Capital Inc.
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
Mr. Holler acts as Executive Chair of one additional public company: Delivra Health Brands Inc. in British Columbia, Canada.
Mr. Holler holds an MBA and BA (Economics) from the University of British Columbia.
Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
59,750	1,325	31,704
Committees of the Board of Directors
Chair of Audit Committee Member of the Nominating and Corporate Governance Committee

Paul Lévesque

Age: 61

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
Paul carries a passion for bringing to patients therapies in areas of unmet medical needs and has been in the pharmaceutical industry for over 35 years.
Paul holds a BSc in biochemistry from Laval University (Quebec City) and a Diploma in Management from McGill University.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
72,800	Nil	2,033,682
Committees of the Board of Directors
N.A.

Andrew Molson

Age: 57

Westmount, Québec, Canada

Independent

Director since:

October 15, 2020

Areas of Expertise:

-  Communications

-  Governance

Other Public Company Directorship:

Molson Coors Beverage

Company;

Dundee Corporation

Principal Occupation	Corporate Director

Andrew Molson serves as chairman of AVENIR GLOBAL, an organization uniting eight strategic communications firms across Canada, the U.S., Europe and the Middle East. He also serves on several boards of directors, including Molson Coors Beverage Company, Groupe Deschênes, Dundee Corporation and the CH Group, owner of Evenko and the Montreal Canadiens.

He previously served as a director of The Group Jean Coutu PJC Inc. from 2014 to 2018, as Chair of Molson Coors from May 2011 to May 2013 and as its Vice Chair from May 2009 to May 2011. Mr. Molson serves on several non-profit boards, including the Institute for Governance of Private and Public Organizations, the Québec Blue Cross, the Evenko foundation for emerging talent and the Molson Foundation, a family foundation dedicated to the betterment of Canadian society.

Mr. Molson holds a Bachelor of Laws from Laval University (Quebec City). He also holds a Bachelor of Arts from Princeton University and a Master of Science in corporate governance and ethics from University of London (Birkbeck College).

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
137,500	2,531	35,019
Committees of the Board of Directors
Member of Compensation Committee Chair of Nominating and Corporate Governance Committee

Dawn Svoronos

Age: 71

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

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
110,900	214	49,205
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee

Elina Tea

Age: 48

Montreal, Québec

Canada

Independent

Director since:

April 5, 2024

Areas of Expertise:

-  Finance

-  Merger & Acquisitions

-  Human Resources

Compliance with

Shareholding Policy:

N.A.

Other Public Company

Directorship:

None

Principal Occupation	Chief Financial Officer, GLS North America

Ms. Tea is the Chief Financial Officer of GLS North America. In her current role, she oversees all operational and strategic matters with the finance, M&A, legal, and human resources departments of the GLS Canada and GLS US businesses. She previously served as Chief Financial Officer at Vosker Corp and Vice-President, Corporate Development at Cogeco Communications, and has amassed considerable financial and business development experience at a range of companies including SNC-Lavalin (Office of the President), Desjardins Group, RBC Capital Market, and Ernst & Young Corporate Finance.

Ms. Tea holds a Bachelor of Commerce degree, with a double concentration in Accounting and Finance from McGill University and is a Chartered Financial Analyst.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
Nil	Nil	22,727
Committees of the Board of Directors
Member of Audit Committee

Dale Weil

Age: 69

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

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
44,160	1,383	45,455
Committees of the Board of Directors
Chair of Compensation Committee Member of Nominating and Corporate Governance Committee

Jordan Zwick

Age: 38

Raleigh, North Carolina

USA

Independent

Director since:

March 21, 2024

Areas of Expertise:

-  Biotech and Pharmaceutical Industries

-  Finance

-  Mergers & Acquisitions

Compliance with

Shareholding Policy:

N.A.

Other Public Company Directorship:

None

Principal Occupation	Chief Business Officer, Mirador Therapeutics, Inc.

Mr. Jordan Zwick is the Chief Business Officer and one of the founding team members at Mirador Therapeutics, Inc., a privately-held company. Mr. Zwick is an experienced leader in corporate strategy and business development in the biopharmaceutical sector. Mr. Zwick served as strategic advisor to Prometheus Biosciences prior to its sale to Merck in June 2023. Previously, Mr. Zwick served as Senior Vice President, Corporate Business Development and Investor Relations at Amarin Corp, closing multiple transactions for global partnering of the lead asset. Mr. Zwick served as Senior Vice President, Chief Strategy Officer at InflaRx N.V., where he was responsible for leading corporate strategy, business & corporate development, investor relations and was instrumental in the public financings of the company. Mr. Zwick has vast industry operational experience at companies such as Medtronic, Salix Pharmaceuticals and Bausch Health. As part of the team that sold Salix to Valeant Pharmaceuticals (now Bausch Health Companies) for $14.5 billion in 2015, Mr. Zwick eventually became head of strategy at the Salix business unit, responsible for leading all business development transactions, alliance management, strategic planning and portfolio management, playing a key role in the turnaround story of Bausch Health.

He holds a B.A., M.S. degrees from Florida Atlantic University and a M.B.A. from the University of San Francisco.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
Nil	Nil	22,296
Committees of the Board of Directors
Member of Audit Committee

None of our directors have a family relationship with each other and with each of our executive officers. To our knowledge, none of our directors have arrangements with our major shareholders, customers and suppliers.

Our Senior Management

The table below sets forth the following information about our senior management (“Executive Officers”) as at November 30, 2024: his/her name, age, province/state of residence, his/her principal occupation, the year each Executive Officer joined the Corporation, his/her biography, and the number of Common Shares, DSUs and options beneficially held or controlled. The information about Mr. Paul Lévesque, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Marie-Noël Colussi Age: 56 Executive since: May 9, 2002 Laval, Québec, Canada	Principal Occupation	Vice President, Finance

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	2,768	795	329,523

Philippe Dubuc Age: 58 Executive since: February 24, 2016 Montreal, Québec, Canada	Principal Occupation	Senior Vice President and Chief Financial Officer

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	15,750	Nil	664,604

André Dupras Age: 61 Executive since: May 31, 2021 Mont-Tremblant, Québec, Canada	Principal Occupation	Vice President, Human Resources

Mr. André Dupras joined Theratechnologies as Vice President, Human Resources, in May 2021.

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	Nil	385,351

Jocelyn Lafond Age: 57 Executive since: April 16, 2007 Montreal, Québec, Canada	Principal Occupation	General Counsel and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	4,500	1,250	446,214

John Leasure Age: 60 Executive since: March 29, 2021 Underhill, Vermont, USA	Principal Occupation	Global Commercial Officer

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

He holds a B.A., Business from Gettysburg College in Pennsylvania.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	51,250	Nil	476,212

Christian Marsolais Age: 62 Executive since: May 7, 2007 Town of Mount Royal, Québec, Canada	Principal Occupation	Senior Vice President and Chief Medical Officer

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

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	14,824	1,578	695,093

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

Mrs. Dale Weil was a director of Tetra-Bio Pharma Inc. (“Tetra”), a cannabinoid-derived drug and development company. On August 1, 2023. Tetra announced that it made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a trustee was then appointed. On September 8, 2023, Tetra was delisted from the TSX. Mrs. Weil ceased acting as a director of Tetra on July 28, 2023.

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

As at November 30, 2024, three (3) women comprised the Board of Directors. As at that date, women represented 43% of all independent Board members and 38% of all Board members.

The table below illustrates the composition and diversity of the Board of Directors:

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender

Directors	3	5

Part II: Demographic Background

African American or Black

Alaskan Native or American Indian

Asian	1

Hispanic or Latinx

Native Hawaiian or Pacific Islander

White	2	5

Two or More Races or Ethnicities

LGBTQ+

Did Not Disclose Demographic Background

Directors and Executive Officers Shareholding Policy

In December 2010, the Board adopted a shareholding policy for its directors and Executive Officers (“Shareholding Policy”) and the DSU Plan (as defined below).

In the 2017 fiscal year, the Board revised the DSU Plan for its directors and Executive Officers and a revised Shareholding Policy for its directors who are not employed on a full-time basis by the Corporation. The revised Shareholding Policy requires that each newly appointed or elected director who is not an employee of the Corporation owns a number of Common Shares or deferred share units (“DSUs”) having a value representing at least twice the value of his/her annual retainer to act as a Board member (three times for the Chair of the Board). Each director has four years to comply with the Shareholding Policy. Each director must acquire at least 25% of that value over each of those four years. The four year-period begins running from the fiscal year following the fiscal year during which an individual is newly appointed or elected as a director. The value is determined as at November 30 of each calendar year and is equal to the higher of the acquisition cost of a Common Share or DSUs and the fair market value of those Common Shares and DSUs as at November 30 of each year of such four-year period. Common Share value fluctuations do not require directors to purchase additional Common Shares or DSUs.

B.   Compensation

The compensation of the directors and the Executive Officers of the Corporation is reviewed by the compensation committee (“Compensation Committee”). For the fiscal year ended November 30, 2024, the Compensation Committee was comprised of three (3) independent directors, namely Dale Weil (Chair), Andrew Molson and Joseph Arena.

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

At its meeting of the Board of Directors in November 2023, the Board of Directors determined that the compensation to be paid to directors who are not employed on a full-time basis by the Corporation for the fiscal year ended November 30, 2024, was as set forth in the table below.

Position at Board Level or Committee Level	Compensation for Fiscal Year 2024

	Annual Retainer(1)	Value in Stock Options(1)

Annual Retainer to Chair of the Board	$121,094	$25,686

Annual Retainer to Board Members	$44,034	$25,686

Annual Retainer to Chair of the Audit Committee	$11,742	N.A.

Annual Retainer to Chair of the Compensation Committee	$8,806	N.A.

Annual Retainer to Chair of the Nominating and Corporate Governance Committee	$7,339	N.A.

Annual Retainer to Audit Committee Members	$5,871	N.A.

Annual Retainer to Compensation Committee Members	$2,936	N.A.

Annual Retainer to Nominating and Corporate Governance Committee Members	$2,936	N.A.

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

Compensation of Directors

The table below details all components of the compensation provided to the directors of the Corporation for the fiscal year ended November 30, 2024, and the value thereof.

Name	Fees earned(1)	Share-based awards(2)		Option- based awards(3)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	(#)	($)	($)	($)	($)	($)	($)
Joseph Arena(4)	46,970	--	--	25,448	--	--	--	72,418

Frank Holler(5)	94,306	--	--	25,353	--	--	--	119,659

Gérald Lacoste(6)	14,311	--	--	--	--	--	--	14,311

Paul Lévesque(7)	--	--	--	--	--	--	--	--

Andrew Molson	51,006	--	--	25,353	--	--	--	76,359

Dawn Svoronos	85,499	--	--	25,353	--	--	--	110,852

Elina Tea(8)	35,961	--	--	25,353	--	--	--	61,314

Alain Trudeau(9)	13,944	--	--	--	--	--	--	13,944

Dale Weil	55,776	--	--	25,353	--	--	--	81,129

Jordan Zwick(10)	37,429	--	--	25,448	--	--	--	62,877

(1)	These amounts were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

(2)

Share-based awards are composed of DSUs. DSUs are issued under the deferred share unit plan (“DSU Plan”). No DSU was issued in the last fiscal year. See “Deferred Share Unit Plan” below for a description of the DSU Plan.

(3)

Each director who was not employed on a full-time basis by the Corporation on December 1, 2023, were granted on October 11, 2024, 22,727 options (22,926 for each of Mr. Arena and Mr. Zwick) having an aggregate value of approximately $25,353. Options are issued under the share option plan (“Option Plan”). See “Option Plan” below for a description of the Option Plan. The number of stock options issued was determined based on the Black-Scholes value as at October 10, 2024, which was CAD 1.52 and $1.11, respectively.

Each option will expire on October 11, 2034, and entitles the holder thereof to purchase one Common Share at an exercise price of CAD 1.75 ($1.26 for each of Mr. Arena and Mr. Zwick). The exercise price of the option was based on the closing price of the Common Shares on the TSX on October 10, 2024. Per the terms of the Option Plan, the exercise price of Mr. Arena’s and Mr. Zwick’s options was based on the closing price of the Common Shares on the Nasdaq on October 10, 2024, since Mr. Arena and Mr. Zwick are U.S. residents. Each option vested on the date of grant.

(4)

All cash-based compensation related to Mr. Arena’s directorship is paid to JP Arena Regulatory Consulting, LLC, a company controlled by Mr. Arena, under the terms of a consulting agreement entered into between the Corporation and this entity with an effective date of May 13, 2021.

(5)	Mr. Holler became Chair of the Audit Committee in February 2024 and Chair of the Board in May 2024.

(6)	Mr. Lacoste did not seek reelection as a director at the May 9, 2024, annual meeting of shareholders.

(7)	No compensation was paid to Mr. Lévesque for acting as a director of the Corporation given his position as President and Chief Executive Officer of the Corporation.

(8)

All cash-based compensation related to Mrs. Tea’s directorship is paid to Aranya Conseil Inc., a company controlled by Mrs. Tea, under the terms of a consulting agreement entered into between the Corporation and this entity with an effective date of April 5, 2024.

(9)	Mr. Trudeau resigned from the Board of Directors and all committees of the Board of Directors in February 2024.

(10)	Mr. Zwick was appointed to the Board of Directors in March 2024.

Outstanding Option-Based Awards and Share-Based Awards

The table below details all outstanding option-based awards and outstanding share-based awards as at November 30, 2024 for each of the directors who was not employed on a full-time basis by the Corporation as at that date.

	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed(2)
Name	(#)	(CAD)		($)	(#)	($)	($)
	3,543	13.20(3)	2031.12.01	--	--	--	--
Joseph Arena	5,434	3.80(3)	2033.02.28	--
	22,926	1.26(3)	2034.10.11	--
	3,543	16.84	2031.12.01	--	--	--	--
Frank Holler	5,434	5.16	2033.02.28	--
	22,727	1.75	2034.10.11	--
	3,315	15.72	2031.02.26	--	--	--	--
Andrew Molson	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28	--
	22,727	1.75	2034.10.11	--
	3,750	9.80	2026.07.12	--	--	--	267
	3,749	26.92	2027.05.16	--
	1,812	38.24	2028.04.06	--
	2,225	35.04	2029.02.26	--
Dawn Svoronos	2,650	12.88	2030.02.26	--
	3,315	15.72	2031.02.26	--
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28	--
	22,727	1.75	2034.10.11	--
Elina Tea	22,727	1.75	2034.10.11	--	--	--	--
	3,749	26.92	2027.05.16	--	--	--	1,725
	1,812	38.24	2028.04.06	--
	2,225	35.04	2029.02.26	--
	2,650	12.88	2030.02.26	--
Dale Weil	3,315	15.72	2031.02.26	--
	3,543	16.84	2031.12.01	--
	5,434	5.16	2033.02.28	--
	22,727	1.75	2034.10.11	--
Jordan Zwick	22,926	1.26(4)	2034.10.11	--	--	--	--

(1)

The value of unexercised in-the-money options at fiscal year-end is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1,70), and the respective exercise price of the options. These amounts were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

(2)

Share-based awards are comprised of DSUs issued under the DSU Plan. The market or payout value of share-based awards that have vested as at November 30, 2024, is determined by multiplying the closing price of the Common Shares on the TSX as at November 29, 2024 (CAD 1.70) by the number of share-based awards held as at November 30, 2024. The actual payout value will vary based on the date on which the DSUs will be redeemed. The market value was calculated in CAD and was converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

(3)	The exercise price of Joseph Arena’s stock options is denominated in U.S. dollars as Mr. Arena is a U.S. resident.

(4)	The exercise price of Jordan Zwick’s stock options is denominated in U.S. dollars as Mr. Zwick is a U.S. resident.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below details the value vested or earned during the fiscal year ended November 30, 2024, under each incentive plan for each of the directors who was not employed on a full-time basis by the Corporation as at that date.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Joseph Arena	Nil	Nil	—

Frank Holler	Nil	Nil	—

Andrew Molson	Nil	Nil	—

Elina Tea	Nil	Nil	—

Dawn Svoronos	Nil	Nil	—

Dale Weil	Nil	Nil	—

Jordan Zwick	Nil	Nil	—

(1)

All options granted to directors vest as at the date of grant. The exercise price of these options for Canadian residents was the closing price of the Common Shares on October 10, 2024, on the TSX (CAD 1.75). On October 11, 2024, the date of grant of the options, the closing price of the Common Shares on the TSX was CAD 1.74. The exercise price of these options for U.S. residents was the closing price of the Common Shares on October 10, 2024, on Nasdaq ($1.26). On October 11, 2024, the date of grant of the options, the closing price of the Common Shares on Nasdaq was $1.25.

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

In designing the Compensation Program of Executive Officers, the Compensation Committee assesses the short-term and long-term risks associated with such program. The Compensation Program tries to strike a balance between the attainment of short-term and long-term goals by providing Executive Officers with short-term incentive awards and long-term incentive awards. Recommendations made by the Compensation Committee with respect to the Compensation Program are reviewed by the Board to ensure a fair balance between the short-term and long-term compensation components. For the fiscal year ended November 30, 2024, the Board did not identify any risk arising from the Corporation’s Compensation Program, its policies and practices in determining compensation that are reasonably likely to have a material adverse effect on the Corporation.

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

Annual Base Salary

Base salaries for each of the Executive Officers are based on the experience, performance and competencies of each Executive Officer, as well as on a review from time to time of annual salaries paid to persons holding the position and/or playing comparable roles in other organizations similar to those played by the Executive Officers of the Corporation. Base salaries may also be based on reports from compensation consultants retained by the Corporation from time to time.

Performance Reward Program

The short-term performance reward program is designed to recognize the contribution of each Executive Officer in helping the Corporation achieve its corporate objectives and to increase its value. Usually, bonuses are paid based on the achievement of the Corporation’s annual corporate objectives and the achievement of an Executive Officer’s individual objectives. The Compensation Committee has discretion in recommending the payment of bonuses to an Executive Officer based on his/her overall performance. Corporate objectives are usually set by the Board early in the fiscal year. Although corporate objectives are determined early in the fiscal year, the Board has discretion to take into consideration certain events that can occur during such year leading to a change in priorities.

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

The number of options granted under the Option Plan is determined by various factors, including: (i) the position held by each Executive Officer; (ii) the contribution of an Executive Officer in achieving the Corporation’s objectives; (iii) the financial value of the options at the time of assessing a grant of options as part of the total compensation paid to an Executive Officer; (iv) the pool of options available for grants; and (v) comparator benchmarking.

DSU Plan

The DSU plan was originally adopted in December 2010. See “Item 6B – Compensation – Description of DSU Plan” below for a description of the DSU Plan.

Determination of Total Compensation Paid to Executive Officers in the Fiscal Year Ended November 30, 2024

Annual Base Salary

The annual base salary of each Executive Officer for the fiscal year ended November 30, 2024, was determined at the November 2023 Compensation Committee and Board meetings.

The adjustments to the Executive Officers’ annual base salaries were based on the executive market positioning analysis contained in a report prepared by the Corporation’s independent third party compensation consultant, Gallagher, in June 2023 (the “2023 Gallagher Report”). The Compensation Committee and the Board of Directors agreed that all Executive Officers’ annual base salary be increased by 3.7%. This increase was based on 2024 salary projections for the pharmaceutical sector of 3.8% (Normandin Beaudry), 3.6% (Gallagher), and 3.8% (Conseil du patronat du Québec).

Performance Reward Program

For the fiscal year ended November 30, 2024, the Compensation Committee recommended to the Board of Directors, which agreed with the recommendation, that the payment to Executive Officers of bonuses based on financial metrics be paid after the approval by the Board of Directors of the annual audited consolidated financial statements of the Corporation.

For the fiscal year ended November 30, 2024, except for the President and Chief Executive Officer, the payment of bonuses to Executive Officers was based as to 60% on the achievement of corporate objectives and as to 40% on the achievement of individual objectives. The achievement of financial targets and corporate milestones each accounted for 30% of the total bonus.

Financial targets were based as to 15% on the attainment of pre-determined consolidated revenues and as to 15% on the attainment of Adjusted EBITDA targets.

The table below details the bonus payout percentage based on the attainment of the consolidated revenue targets and the Adjusted EBITDA targets for all Executive Officers:

Bonus Payout

Revenue Target				Adjusted EBITDA Target

Revenue Range ($ in Million)			Payout (%)	Results Range ($ in Million)			Payout (%)

<81.7			0	<13.2			0

83.0	>81.7		60	13.4	≥13.2		60

85.8	84.5	83.1	70	14.4	14.0	13.5	70

88.6	87.3	85.9	80	15.4	15.0	14.5	80

91.4	90.1	88.7	90	16.4	16.0	15.5	90

93.3	92.9	91.5	100	17.4	17.0	16.5	100

96.4	95.7	83.4	110	18.4	18.0	17.5	110

99.8	98.5	96.5	120	19.4	19.0	18.5	120

102.7	101.3	99.9	130	20.4	20.0	19.5	130

and over		102.8	140	and over		20.5	140

The table below details the corporate milestones for the fiscal year ended November 30, 2024, for all Executive Officers:

2024 Corporate Milestones

Strategic Imperatives	Area of Focus

Commercial Excellence	Leverage the Corporation’s commercial infrastructure to grow the top line and ensure profitability of the in-line business. Add new business opportunities for inorganic growth

Pipeline Development

Obtain FDA approval of F8 Formulation

Continue to develop new scientific evidence to support HIV patient diagnosis and treatment

Finalize phase 1 oncology trial, identify partner for next development phase and advance the oncology platform

Financing and Business Development

Redefine the capital structure and possible opportunities to reflect the Corporation’s positioning

Continue to develop a culture of cost-effectiveness throughout the Corporation and prepare revenue & expenses contingency plans to maintain the Corporation profitability

Human Capital Strategy	Bridge capabilities gap to align with new corporate purpose and vision Maintain engagement, enhance cross-functional collaboration and foster communications

The achievement of the individual objectives of each Executive Officer was left at the discretion of the Compensation Committee based on an initial assessment made by the President and Chief Executive Officer.

For the President and Chief Executive Officer, the objectives were weighed differently than for the Executive Officers, namely: (i) 20% was related to the delivery of pre-determined consolidated revenue targets; (ii) 20% was related to the delivery of Adjusted EBITDA targets; (iii) 15% was related to capital market activities, including equity financing; (iv) 15% was related to business development activities; (v) 10% was related to attracting new investors; (vi) 10% was related to developing partnering options for the oncology platform and (vii) 10% was related to enhancing the Corporation’s profile within the investor community and labor markets. The Compensation Committee and the Board of Directors determine the President and Chief Executive Officer’s achievement of his non-financial objectives.

Both the Board of Directors and Compensation Committee believe that discretion is a valid component in their assessment of the achievement of the Corporation’s corporate objectives and in the achievement of an individual’s objectives, especially when unplanned events occur during a fiscal year.

Discretion allows the Board of Directors and the Compensation Committee to review the achievement of all objectives set forth at the beginning of a fiscal year and to assess such objectives against all other activities carried out during the year to meet such objectives. In addition, discretion is afforded to the President and Chief Executive Officer to assess the capacity of each Executive Officer to adapt, react, respond and act in the best interests of the Corporation when unplanned events occur. However, to avoid too large a discretion to the President and Chief Executive Officer and limit potential bias in the determination of the performance of an executive officer’s overall performance, all recommendations made by the President and Chief Executive Officer are reviewed by the Compensation Committee, and may be modified before any recommendation is made to the Board of Directors.

In the first quarter of 2025, both the Compensation Committee and the Board of Directors reviewed the achievement of the Corporation’ objectives and determined that the overall corporate result score was set at 120% of target. For Executive Officers (excluding the President and Chief Executive Officer), combined with the achievements of each individual objectives, the percentage of bonus to be paid varied from 104% to 124%. Based on the abovementioned objectives for the President and Chief Executive Officer and due to a higher importance attributed to financial performance and capital market activities, the Board of Directors determined that his overall result score was set at 120% of target. Consistent with its decision to wait for the approval by the Board of Directors of the annual audited consolidated financial statements of the Corporation before making any payment, none of the proposed bonuses to the Executive Officers, including the President and Chief Executive Officer, have been paid as of the date of this Annual Report. The annual audited consolidated financial statements of the Corporation are expected to be approved by the Board on February 25, 2025, and the bonuses are expected to be paid shortly.

The table below details for each of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the three most highly compensated Executive Officers of the Corporation (“Named Executive Officers”), the percentage of their annual base salary which may be paid as bonus, the targeted bonus that each of them may receive based on such percentage, the actual bonus earned during the fiscal year ended November 30, 2024 and to be paid in 2025 and the percentage of the target bonus earned and to be paid in 2025.

Name	Percentage of Annual Base Salary Payable Bonus (%)	Target Bonus(1) ($)	Bonus Earned(2) ($)	Percentage of Target Bonus Earned (%)

Paul Lévesque, President and Chief Executive Officer	75	508,373	610,048	120

Philippe Dubuc, Senior Vice President and Chief Financial Officer	40	136,998	164,945	120

Christian Marsolais, Senior Vice President and Chief Medical Officer	40	139,729	145,319	104

John Leasure, Global Commercial Officer	40	137,376	164,301	120

Jocelyn Lafond General Counsel and Corporate Secretary	40	104,720	130,272	124

(1)	These amounts are paid in CAD and have been converted into U.S. dollars for illustrative purposes only using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

(2)

These amounts will be paid in CAD after the date of this Annual Report. These amounts have been converted into U.S. dollars for illustrative purposes only using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

Long-Term Incentive Program

As previously described, the number of options granted under the Option Plan was determined by various factors, including: (i) the position held by each Executive Officer; (ii) the contribution of an Executive Officer in achieving the Corporation’s objectives; (iii) the financial value of the options at the time of assessing a grant of options as part of the total compensation paid to an Executive Officer; (iv) the pool of options available for grants; and (v) comparator benchmarking with a peer group of companies described below.

To determine the 2024 long-term incentive grants, the Board of Directors referred to the 2023 Gallagher Report provided to the Compensation Committee. Based on the 2023 Gallagher Report, the Compensation Committee recommended to the Board of Directors to substantially increase the long-term incentive compensation paid to Executive Officers. The report concluded that the number and value of stock options granted to Executive Officers of the Corporation was still substantially below the number and value of stock options granted to executive officers of companies forming part of the Reference Market (as defined below).

Compensation Consultant

In the fiscal year ended November 30, 2024, the Compensation Committee retained the services of Gallagher to perform a long-term incentive program (“LTIP”) benchmarking and design mandate. The mandate consisted in the following deliverables (i) update the list of comparator companies contained in the 2023 Gallagher Report: group of comparators one for the Canadian market and one group of comparators for the US market (ii) benchmark the LTIP for Executive Officers and directors with the comparator groups and the industry standards ; (iii) develop and propose a competitive LTIP mix to align with the Corporation’s’ strategic direction and foster engagement, retention and performance amongst key colleagues; (iv) define terms and conditions of the LTIP; and (v) provide analysis of the tax aspects to the Corporation and the beneficiaries. The objective of the analysis was also to determine if the base salary adjustments, short-term bonus paid and the increased number of options granted to Executives Officers in the last cycle bridged the gap to market in terms of total direct compensation (the combination of base salary, short-term incentive and long-term incentive compensation). The report prepared by Gallagher in 2024 and provided to the Compensation Committee and the Board of Directors has not been used to determine the compensation of directors and Executive Officers in the financial year ended November 30, 2024.

In 2024, except for compensation services provided to the Compensation Committee, Gallagher has not provided other services to the Corporation and, to the knowledge of the Corporation, to any of its directors and Executive Officers.

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

The table below details the aggregate fees billed to the Corporation for the two most recently completed fiscal years by the compensation consultant retained during these periods to assist in the determination of the compensation paid to any of the Corporation’s directors and/or Executive Officers:

Name	Fees	Fiscal year ended November 30, 2024(1)	Fiscal year ended November 30, 2023(2)
Gallagher	Executive and/or Board Compensation – Related Fees	$72,032	$17,311
	All Other Fees	—	$2,369

(1)	The fees were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2024, where CAD 1.00 = $0.7339.

(2)	The fees were paid in CAD and were converted into U.S. dollars using the average exchange rate for the year ended November 30, 2023, where CAD 1.00 = $0.7404.

Peer Groups

The 2023 Gallagher Report collected market data on the total compensation paid to executive officers of both publicly-traded Canadian and U.S. companies, with a strong focus on those with a Canadian domicile. All the publicly-traded companies used as a reference point were selected after taking into consideration the following criteria:

- biotechnology activities, some oncology-related while others in different activities;

- market capitalization between $100 million to $3 billion;

- revenue, pipeline status, research and development expenses, number of employees, cash and cash equivalent.

The following Canadian companies were used as the main reference market (“Reference Market”):

- Knight Therapeutics Inc.; - HLS Therapeutics; - Zymeworks Inc.; - Bellus Health Inc.; - Xenon Pharmaceuticals Inc.; - Oncolytics Biotech Inc.;	- Repare Therapeutics Inc.; - Essa Pharma; - Aurinia Pharmaceuticals Inc.; - Aptose BioScience; - Milestone Pharmaceuticals Inc.

The following U.S. companies, not part of the Reference Market, were used for complementary information only:

- Urogen Pharma Ltd.; - Olema Pharmaceuticals Inc.; - Verastem Inc.; - BioAtla, Inc.; - G1 Therapeutics; - Silverback Therapeutics, Inc; - Kura Oncology Inc;	- ORIC Pharmaceuticals, Inc.; - Pyxis Oncology, Inc.; - Cardiff Oncology, Inc.; - Oncternal Therapeutics, Inc; - Rubius Therapeutics, Inc; - Athenex Inc.

Total Compensation Paid to Named Executive Officers

The table below details all components of the compensation paid to the Named Executive Officers for the fiscal years ended November 30, 2024, November 30, 2023, and November 30, 2022. Except as described in the notes below, these amounts were paid in Canadian dollars and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2024 (CAD 1.00 = $0.7339), November 30, 2023 (CAD 1.00 = $0.7404), and November 30, 2022 (CAD 1.00 = $0.7722).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option-based awards(1)(2)(3) ($)	Non-equity incentive plan compensation ($)		Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)

					Annual Incentive plans	Long-term Incentive plans
Paul Lévesque	2024	677,831	--	1,673,292(6)	610,048	--	23,162	--	2,984,333
President and Chief	2023	658,524	--	695,976(7)	405,553	117,572(8)	22,790	--	1,900,415
Executive Officer	2022	656,885	--	917,188(9)	535,526	117,572	22,556	--	2,249,727
Philippe Dubuc	2024	342,496	--	501,988(10)	164,945	--	11,581	--	1,021,010
Senior Vice President	2023	332,246	--	208,793(11)	100,067	--	13,394	--	654,500
and Chief Financial Officer	2022	311,016	--	358,466(12)	138,743	--	11,301	--	819,526
Christian Marsolais	2024	349,324	--	501,988(13)	145,319	--	11,581	--	1,008,212
Senior Vice President	2023	339,068	--	208,793(14)	95,537	--	13,394	--	656,792
and Chief Medical Officer	2022	328,185	--	358,466(15)	138,625	--	11,301	--	836,577
John Leasure(16)	2024	343,440	--	416,250(17)	164,301	--	11,581	73,656(18)	1,009,228
Global Commercial	2023	331,258	--	170,000(19)	89,651	--	13,394	76,374(18)	680,677
Officer	2022	313,911(20)	--	310,664(21)	148,574	--	7,808	51,463(18)	832,420
Jocelyn Lafond	2024	261,800	--	334,658(22)	130,272	--	11,581	--	738,311
General Counsel and	2023	253,918	--	139,195(23)	62,376	--	13,394	--	468,883
Corporate Secretary	2022	239,307	--	252,917(24)	86,554	--	11,301	--	590,079

(1)

Fiscal Year 2024: A total of 3,075,000 options were granted to the Named Executive Officers on October 11, 2024, as part of the long-term incentive compensation program of the Corporation. The value of the options set forth in this column represents the value of the options on the date of grant based on the Black Scholes model using the following assumptions, except with respect to the 375,000 options granted to Mr. Leasure:

(i)	Risk-free interest rate:	3.23%
(ii)	Expected volatility:	92.3%
(iii)	Average option life in years:	9.65 years
(iv)	Expected dividends:	--
(v)	Grant date share price:	CAD 1.75
(vi)	Option exercise price:	CAD 1.75
(vii)	Grant date fair value:	CAD 1.52

The 375,000 options granted to Mr. Leasure on October 11, 2024, were issued with an exercise price denominated in U.S. dollars and the value of those options as at that date was determined using the Black-Scholes model with the following assumptions:

(i)	Risk-free interest rate:	4.06%
(ii)	Expected volatility:	91.5%
(iii)	Average option life in years:	9.65 years
(iv)	Expected dividends:	—
(v)	Grant date share price:	$1.26
(vi)	Option exercise price:	$1.26
(vii)	Grant date fair value:	$1.11

(2)

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
(3)

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

(5)

All other compensation includes perquisites and other form of compensation (such as retention or signing bonuses) not described in the other columns. Except with respect to Mr. Leasure (see note 18 below), perquisites for each Named Executive Officer have not been included since they did not meet the prescribed threshold of the lesser of CAD 50,000 and 10% of each of the respective Named Executive Officer’s salary in the last fiscal year.

(6)	Represents the value of 1,500,000 options granted on October 11, 2024.
(7)	Represents the value of 250,000 options granted on February 28, 2023.
(8)

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

(9)	Represents the value of 101,000 options granted on December 1, 2021.
(10)	Represents the value of 450,000 options granted on October 11, 2024.
(11)	Represents the value of 75,000 options granted on February 28, 2023.
(12)	Represents the value of 39,474 options on December 1, 2021.
(13)	Represents the value of 450,000 options granted on October 11, 2024.
(14)	Represents the value of 75,000 options granted on February 28, 2023.
(15)	Represents the value of 39,474 options granted on December 1, 2021.
(16)

Mr. Leasure joined the Corporation’s wholly-owned subsidiary, Theratechnologies U.S., Inc., as Global Commercial Officer, on March 29, 2021. Effective April 11, 2022, Mr. Leasure ceased being employed by this wholly-owned subsidiary and he became an employee of the Corporation as Global Commercial Officer.

(17)	Represents the value of 375,000 options granted on October 11, 2024.
(18)

As a U.S. resident, Mr. Leasure’s employment agreement with the Corporation provides for various benefits, including tax equalization payments with respect to his annual base salary and bonus, additional insurance coverage and rent allocation.

(19)	Represents the value of 62,500 options granted on February 28, 2023.
(20)

Mr. Leasure’s annual base salary was set at CAD 402,062. This salary was paid by Theratechnologies U.S., Inc. from December 1, 2021, until April 11, 2022 ($98,969) and by the Corporation ($214,942) beginning on April 11, 2022.

(21)	Represents the value of 33,333 options granted on December 1, 2021.
(22)	Represents the value of 300,000 options granted on October 11, 2024.
(23)	Represents the value of 50,000 options granted on February 28, 2023.
(24)	Represents the value of 27,851 options granted on December 1, 2021.

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

During the fiscal year ended November 30, 2024, 3,759,487 options were granted under the Option Plan and, as at November 30, 2024, 5,688,186 options were issued and outstanding. As at February 26, 2025, there were 5,688,186 issued and outstanding options under the Option Plan which, if all exercised, would result in the issuance of 5,688,186 Common Shares, or 12.37% of all the issued and outstanding Common Shares as at that date.

The following table sets forth the information regarding the equity compensation plan of the Corporation as at November 30, 2024. As at November 30, 2024, the number of Common Shares issued and outstanding amounted to 45,980,019.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (% of Issued and Outstanding Share Capital)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (% of Issued & Outstanding Share Capital)

Equity Compensation Plan Approved by Shareholders	5,688,186 (12.37%)	$3.53	2,128,406 (4.63%)

Equity Compensation Plans Not Approved by Shareholders	--	--	--
Total	5,688,186 (12.37%)	$3.53	2,128,406 (4.63%)

The following table sets forth the information regarding the burn rate of the Option Plan for the fiscal years ended November 30, 2024, 2023 and 2022, respectively. The burn rate reflects the potential dilutive effect of equity grants on the Corporation’s outstanding equity over a certain period of time. The calculation below was made pursuant to Section 613(p) of the TSX Company Manual.

	2024	2023	2022
Burn Rate(1)	7.62%	3.78%	2.71%

(1)	Total options granted under the Option Plan during the applicable fiscal year / weighted average number of Common Shares during this applicable fiscal year.

Description of DSU Plan

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

As at November 30, 2024, and as at the date of this Annual Report, 16,443 DSUs were issued and outstanding.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

During the fiscal year ended November 30, 2024, no DSUs were issued to the Named Executive Officers and 3,075,000 options to purchase Common Shares were granted to the Named Executive Officers. The table below details the outstanding option-based awards held by each of the Named Executive Officers as at November 30, 2024 and the value thereof as at that date, if any. Unless otherwise indicated, all amounts expressing a value in the table below were calculated in CAD and were converted into U.S. dollars using the exchange rate as at November 30, 2024 where CAD 1.00 = $0.7339.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price (CAD)(2)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Paul Lévesque	121,855	11.48	2030.04.15	--	--	--	--
President and	60,827	15.72	2031.02.26	--
Chief Executive	101,000 (5)	16.84	2031.12.01	--
Officer	250,000(6)	5.16	2033.02.28	--
	1,500,000(7)	1.75	2034.10.11	--
Philippe Dubuc	43,750	8.04	2026.04.04	--	--	--	--
Senior Vice	10,000	23.84	2027.04.07	--
President and	7,247	38.24	2028.04.06	--
Chief Financial	8,325	35.04	2029.02.26	--
Officer	12,500	12.88	2030.02.26	--
	18,308	15.72	2031.02.26	--
	39,474 (8)	16.84	2031.12.01	--
	75,000(9)	5.16	2033.02.28	--
	450,000(10)	1.75	2034.10.11
Christian Marsolais	31,249	1.52	2022.12.20(11)	4,127	--	--	1,968(12)
Senior Vice	12,500	8.04	2026.04.04	--
President and	10,000	23.84	2027.04.07	--
Chief Medical	7,247	38.24	2028.04.06	--
Officer	8,325	35.04	2029.02.26	--
	12,500	12.88	2030.02.26	--
	25,000	12.88	2030.02.26	--
	23,798	15.72	2031.02.26	--
	39,474 (13)	16.84	2031.12.01	--
	75,000 (14)	5.16	2033.02.28	--
	450,000(15)	1.75	2034.10.11
John Leasure	5,379	13.92	2031.07.27	--	--	--	--
Global	33,333 (16)	13.20	2031.12.01	--
Commercial	62,500 (17)	3.80	2033.02.28	--
Officer	375,000(18)	1.26	2034.10.11
Jocelyn Lafond	26,250	1.52	2022.12.20(19)	3,468	--	--	1,560(20)
General Counsel	7,500	8.04	2026.04.04	--
and Corporate	3,750	23.84	2027.04.07	--
Secretary	3,623	38.24	2028.04.06	--
	4,450	35.04	2029.02.26	--
	6,975	12.88	2030.02.26	--
	15,815	15.72	2031.02.26	--
	27,851 (21)	16.84	2031.12.01	--
	50,000 (22)	5.16	2033.02.28	--
	300,000(23)	1.75	2034.10.11

(1)	Share-based awards are comprised of DSUs issued under the DSU Plan.

(2)	The exercise price of the options granted to John Leasure is expressed in U.S. dollars.

(3)

The value of unexercised in-the-money options is determined by multiplying the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70), and, in the case of Mr. Leasure, the Nasdaq ($1.21), by the number of options held and vested as at November 30, 2024.

(4)

The market or payout value of share-based awards that have vested as at November 30, 2024 is determined by multiplying the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) by the number of share-based awards held as at November 30, 2024. DSUs may only be redeemed when a Beneficiary leaves his/her position with the Corporation.

(5)

33,666 options vested on December 1, 2022, and 33,667 options vested on December 1, 2023. 33,667 options will vest on December 1, 2024. Therefore, as at November 30, 2024, 33,667 options could not be exercised.

(6)

83,333 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025. 83,334 options will vest on February 28, 2026. Therefore, as at November 30, 2024, 166,667 options could not be exercised.

(7)

500,000 options vested on October 11, 2024. 500,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 1,000,000 options could not be exercised.

(8)

13,158 options vested on December 1, 2022, and on December 1, 2023, respectively. An equal number of options will vest on December 1, 2024. Therefore, as at November 30, 2024, 13,158 options could not be exercised.

(9)

25,000 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2024, 50,000 options could not be exercised.

(10)

150,000 options vested on October 11, 2024. 150,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 300,000 options could not be exercised.

(11)

These options were scheduled to expire during a black-out period. Pursuant to the Option Plan, the term of these options was extended to end on the tenth (10th) consecutive business day following the expiry of a black-out period. Since December 20, 2022, no ten (10) consecutive business day period elapsed during which the Corporation was not in a black-out period.

(12)	Represents 1,578 DSUs granted on December 15, 2010.

(13)

13,158 options vested on December 1, 2022, and on December 1, 2023, respectively. An equal number of options will vest on December 1, 2024. Therefore, as at November 30, 2024, 13,158 options could not be exercised.

(14)

25,000 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2024, 50,000 options could not be exercised.

(15)

150,000 options vested on October 11, 2024. 150,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 300,000 options could not be exercised.

(16)

11,111 options vested on December 1, 2022, and on December 1, 2023, respectively. An equal number of options will vest on December 1, 2024. Therefore, as at November 30, 2024, 11,111 options could not be exercised.

(17)

20,833 options vested on February 28, 2024, and an equal number of options will vest on February 28, 2025. 20,834 options will vest on February 28, 2026. Therefore, as at November 30, 2024, 41,667 options could not be exercised.

(18)

125,000 options vested on October 11, 2024. 125,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 250,000 options could not be exercised.

(19)	See note 11 above.

(20)	Represents 1,250 DSUs granted on December 15, 2010.

(21)

9,283 options vested on December 1, 2022 and 9,284 options vested on December 1, 2023. 9,284 options will vest on December 1, 2024. Therefore, as at November 30, 2024, 9,284 options could not be exercised.

(22)

16,666 options vested on February 28, 2024. 16,667 options will vest on February 28, 2025, and February 28, 2026, respectively. Therefore, as at November 30, 2024, 33,334 options could not be exercised.

(23)

100,000 options vested on October 11, 2024. 100,000 options will vest on October 11, 2025, and on October 11, 2026, respectively. Therefore, as at November 30, 2024, 200,000 options could not be exercised.

Incentive Plan Awards – Value vested or earned during the year

The table below shows the value vested or earned during the fiscal year ended November 30, 2024, under each incentive plan for each of the Named Executive Officers.

Name	Option-based awards- Value vested during the year (1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year (2) ($)
Paul Lévesque President and Chief Executive Officer	Nil	Nil	610,048
Philippe Dubuc Senior Vice President and Chief Financial Officer	Nil	Nil	164,945
Christian Marsolais Senior Vice President and Chief Medical Officer	Nil	Nil	145,319
John Leasure Global Commercial Officer	Nil	Nil	164,301
Jocelyn Lafond General Counsel and Corporate Secretary	Nil	Nil	130,272

(1)

The value is determined by assuming that the options that vested during the financial year ended November 30, 2024, would have been exercised on their vesting date if they were in-the-money on that date. The value corresponds to the difference between the closing price of the Common Shares on the TSX, or the Nasdaq, as the case may be, on the vesting date and the exercise price of the options that vested on that date. The closing price of the Common Shares on the TSX and Nasdaq was lower than the exercise price of the options that vested during the financial year ended November 30, 2024, and, accordingly, no value was recorded.

(2)

Except as detailed in the note below, the value was calculated in Canadian dollars and converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2024, where CAD 1.00 = $0.7339.

Summary of Employment Agreements - Termination and Change of Control Provisions

Below is a summary of the employment agreements of each of the Named Executive Officers together with a table detailing the value of the severance payment that would be payable by the Corporation to each of them pursuant to his employment agreement if one of the events described in the table had occurred on November 30, 2024. Except with respect to Mr. John Leasure and except as disclosed in the notes to the tables below, the amounts set forth in the tables below under “Severance” and under “Value of Stock Options” and “Value of Share-Based Awards” were calculated in CAD and were converted into U.S. dollars using the average exchange rate for the fiscal year ended November 30, 2024, where CAD 1.00 = $0.7339.

Paul Lévesque

President and Chief Executive Officer

The Corporation entered into an employment agreement for an indeterminate term with Mr. Paul Lévesque on March 1, 2020. Mr. Lévesque’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Board, and the payment of an annual bonus targeted at 75% of his annual base salary conditional upon his attainment of annual objectives set by the Board. In addition, Mr. Lévesque’s employment agreement provides that he is entitled to participate in incentive programs developed by the Board or any committee thereof and, as such, is entitled to receive up to 100% of the value of his annual base salary in the form of options granted under the Option Plan. The terms of Mr. Lévesque’s employment agreement contain non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation. The Corporation agreed to provide a limited annual stipend to Mr. Lévesque with respect to tax advice, medical expenses which would not be covered under the Corporation’s group benefit plan, or any other ancillary matter. The Corporation also agreed to fund Mr. Lévesque’s Canadian registered retirement savings plan up to the full amount prescribed under applicable laws. Mr. Lévesque can terminate his employment agreement at any time upon four (4) weeks prior written notice to the Corporation. The Corporation can terminate Mr. Lévesque’s employment agreement with cause at any time. The termination of Mr. Lévesque’s employment agreement by the Corporation without just and sufficient cause will entitle Mr. Lévesque to receive an amount equal to eighteen (18) months of his then annual base salary plus an amount equal to 150% of his annual bonus target, calculated at a rate of 75% on his then annual base salary.

In the event of a “Change of Control” of the Corporation resulting in the termination of Mr. Lévesque’s employment without just and sufficient cause occurring within twenty-four (24) months of such “Change of Control”, Mr. Lévesque will be entitled to receive (i) 200% of his then annual base salary, (ii) 200% of his annual bonus target calculated at a rate of 75% of his then annual base salary, and (iii) the cash value of his benefits calculated over a twenty-four-month period preceding the date of his termination. All of his unvested options will also become vested. Mr. Lévesque is entitled to terminate his employment agreement at his sole discretion within twelve (12) months following the occurrence of a “Change of Control” of the Corporation. In such circumstance, Mr. Lévesque will be entitled to receive (i) 100% of his then annual base salary, (ii) 100% of his annual bonus target calculated on his then annual base salary, and (iii) the cash value of his benefits calculated over a twelve-month period preceding the date of his termination. All of his unvested options will also become vested. In Mr. Lévesque’s employment agreement, a “Change of Control” is defined as the acquisition by a third party, acting alone or in concert with one or more persons, by way of takeover, merger, amalgamation, arrangement or other similar transactions, of (i) more than forty percent (40%) of the Common Shares of the Corporation or (ii) more than forty percent (40%) of the economic value of the Corporation. A “Change of Control” is also defined as a change in the majority of the individuals composing the Board of Directors at the date of execution of Mr. Lévesque’s employment agreement (“Incumbent Board”); provided, however, that any individual becoming a member of the Board of Directors subsequent to the date of execution of Mr. Lévesque’s employment agreement whose election or nomination for election was approved by a vote of at least a majority of the directors then comprising the Board of Directors will be considered as though such member were part of the Incumbent Board and will not constitute a “Change of Control”.

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	1,779,307	Nil	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	2,372,408	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	1,186,204	Nil	Nil

Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of any event set forth in this table, all in-the-money vested options (except in the case of a termination resulting from a Change of Control where his options become vested) would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each vested option as at that date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(2)	Mr. Lévesque does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(4)

In the event of a Change of Control, all of Mr. Lévesque’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, none of the options held by Mr. Lévesque had an exercise price inferior to the closing price of the Common Shares on the TSX.

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

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards (2) ($)

Retirement (3)	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	719,241	Nil	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	719,241	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	719,241	Nil	Nil

Voluntary Resignation (3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each vested option as at that date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(2)	Mr. Dubuc does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the TSX.

(4)

In the event of a Change of Control, all of Mr. Dubuc’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, none of the options held by Mr. Dubuc had an exercise price inferior to the closing price of the Common Shares on the TSX.

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

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)

Retirement(3)	Nil	4,128	1,968

Termination of Employment without Just Cause (3)	978,106	4,128	1,968

Termination of Employment without Just Cause in the event of a Change of Control(4)	978,106	4,128	1,968

Voluntary Resignation in the event of a Change of Control(4)	978,106	4,128	1,968

Voluntary Resignation(3)	Nil	4,128	1,968

(1)

The value assumes that upon the occurrence of an event set forth in this table, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each vested option as at that date. As at November 30, 2024, 31,249 options with an exercise price of CAD 1.52 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2024 (1,578) by the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, 31,249 options with an exercise price of CAD 1.52 were vested.

(4)

In the event of a Change of Control, all of Mr. Marsolais’ options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, 31,249 options with an exercise price of CAD 1.52 were vested.

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

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	Nil	Nil

Termination of Employment without Just Cause (3)	480,816	Nil	Nil

Termination of Employment without Just Cause in the event of a Change of Control(4)	480,816	Nil	Nil

Voluntary Resignation in the event of a Change of Control(4)	480,816	Nil	Nil

Voluntary Resignation(3)	Nil	Nil	Nil

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 29, 2024, on the Nasdaq ($1.21) and the exercise price of each vested option as at November 30, 2024. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

(2)	Mr. Leasure does not hold any share-based awards.

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, none of the options that were vested had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

(4)

In the event of a Change of Control, all of Mr. Leasure’s options become vested. The value is the difference between the closing price of the Common Shares on November 29, 2024, on the Nasdaq ($1.21) and the exercise price of each option held as at that date. As at November 30, 2024, none of the options held by Mr. Leasure had an exercise price inferior to the closing price of the Common Shares on the Nasdaq.

Jocelyn Lafond

General Counsel and Corporate Secretary

The Corporation entered into an employment agreement for an indeterminate term with Mr. Lafond on March 29, 2007, and an amendment was subsequently entered into on July 5, 2012, to change some of the termination terms. Additional amendments were then entered into on July 27, 2023, and December 15, 2023, to further amend the termination terms of Mr. Lafond’s employment and to increase his annual bonus target rate to 40% from 33.33% beginning in the 2024 fiscal year of the Corporation. Mr. Lafond’s employment agreement provides for the payment of an annual base salary subject to review on an annual basis by the Compensation Committee, and the payment of an annual bonus of up to 40% (33.33% in the 2023 fiscal) of his annual base salary conditional upon his attainment of annual objectives set by the President and Chief Executive Officer. In addition, Mr. Lafond is entitled to participate in incentive programs developed by the Board or any committee thereof. The terms of Mr. Lafond’s employment agreement contain non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Corporation.

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

Events	Severance ($)	Value of Stock Options(1) ($)	Value of share- based awards(2) ($)
Retirement(3)	Nil	3,468	1,560

Termination of Employment without Just Cause (3)	733,040	3,468	1,560

Termination of Employment without Just Cause in the event of a Change of Control(4)	733,040	3,468	1,560

Voluntary Resignation in the event of a Change of Control(4)	733,040	3,468	1,560

Voluntary Resignation(3)	Nil	3,468	1,560

(1)

The value assumes that upon the occurrence of an event, all in-the-money vested options would be exercised. The value is the difference between the closing price of the Common Shares on November 29, 2024 on the TSX (CAD 1.70) and the exercise price of each vested option as at November 30, 2024. As at November 30, 2024, 26,250 options with an exercise price of CAD 1.52 were vested.

(2)

The value of the share-based awards assumes that upon the occurrence of an event, all DSUs are redeemed. The value of share-based awards is determined by multiplying the number of DSUs held as at November 30, 2024 (1,250) by the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70).

(3)

Under the Option Plan, the termination of a person’s employment with the Corporation entitles him to exercise his vested options over a one-year period after the termination date. As at November 30, 2024, 26,250 options with an exercise price of CAD 1.52 were vested.

(4)

In the event of a Change of Control, all of Mr. Lafond’s options become vested. The value is the difference between the closing price of the Common Shares on the TSX on November 29, 2024 (CAD 1.70) and the exercise price of each option held as at that date. As at November 30, 2024, 26,250 options with an exercise price of CAD 1.52 were vested.

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

Audit Committee

The Audit Committee is currently composed of three independent directors, namely, Mr. Frank Holler, who acts as the Chair, Mrs. Elina Tea and Mr. Jordan Zwick. All of our Audit Committee’s members are financially literate. The Board of Directors has determined that Mr. Frank Holler meets the “Audit Committee financial expert” criteria prescribed by the SEC. The Audit Committee members are scheduled to meet without Executive Officers being present on a regular basis.

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

Corporate Governance Committee

The Corporate Governance Committee is currently composed of four independent directors, namely Mr. Andrew Molson, who acts as the Chair, Mr. Frank Holler, Mrs. Dawn Svoronos and Mrs. Dale Weil.

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

As at November 30, 2024, we had a total of 51 employees in Canada, 41 employees in the United States and 2 employees in Ireland. All of our employees are engaged in the following activities: (i) 29 in administration, (ii) 21 in regulatory and medical, (iii) 38 in commercialization, including marketing, and (iv) 6 in research and development functions. None of our employees are unionized. We believe the relations with our employees are good.

Through Syneos, as a November 30, 2024, we had an additional 6 full-time and 5 part-time persons dedicated to the commercialization of EGRIFTA SV® and Trogarzo® in the United States, however as of January 1, 2025, that number was reduced to 5 part-time persons.

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

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Based on information publicly available as of February 24, 2025, on EDGAR (www.sec.gov/edgar), the following table provides information on the major shareholders of the Company that are the beneficial owners of, or have control over, 5% or more of the Common Shares. No major shareholder has different voting rights.

Names of shareholders	Number of Common Shares	Percentage of Common Shares
Investissement Québec	9,118,184	19.8%
Soleus Capital Master Fund, L.P (1)	4,801,376	10.4%
AIGH Capital Management, LLC(2)	3,026,569	6.6%
Nantahala Capital Management, LLC	2,682,228	5.8%
Morgan Stanley(3)	2,313,769	5.0%

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

(2)	AIGH Capital Management, LLC reported holding 3,824,063 Common Shares on November 29, 2023, or approximately 8.3% of the then issued and outstanding Common Shares.

(3)

Morgan Stanley (“MS”) reported holding 7,877,403 Common Shares on February 10, 2023, or approximately 8.14% of the then issued and outstanding Common Shares (prior to giving effect to the 1:4 Common Share consolidation effective July 31, 2023). MS reported holding 4,834,138 Common Shares on February 11, 2022, or approximately 4.61% of the then issued and outstanding Common Shares (prior to giving effect to the 1:4 Common Share consolidation effective July 31, 2023).

The following table indicates as of February 14, 2025, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held by U.S. holders of record and the percentage of Common Shares held by U.S. holders of record. This table does not indicate beneficial ownership of Common Shares.

Total number of holders of record(1)	Total number of Common Shares issued and outstanding	Number of U.S holders of record	Number of Common Shares held by U.S. holders of record (2)	Percentage of Common Shares held by U.S. holders of record
20	45,980,019	2	13,918,352	30.28%

(1)	A holder of record is a shareholder whose Common Shares are registered in his name in the Corporation’s share register.

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

On November 27, 2024, the Corporation entered into the IQ Credit Agreement with IQ, the Corporation’s largest shareholders, for a $15 million second ranking secured term loan, with interest based on US Government rates plus a margin based on Company’s total net debt-to-Adjusted EBITDA ratio. The loan will be interest-only and be subject to full repayment after 42 months. The US interest rate is currently set at US Government rates plus 7.23%, or 11.45%. See “Item 4A – History and Development of the Company – Recent Developments”, “Item 10C – Material Contracts”, and refer to Note 16 of the Audited Financial Statements for more information on the IQ Credit Agreement.

None of our directors and Executive Officers or persons who held such positions during the fiscal year ended November 30, 2024 is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries at any time during the fiscal year ended November 30, 2024 and as at February 25, 2025.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18 - Financial Statements” of this Annual Report for certain other information required by this Item.

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

The quorum at every meeting of the Board of Directors has been set to the majority of the directors in office, with a minimum of three (3). Our By-laws require that a quorum be present for the entire duration of the meeting. As a result of the foregoing, in the absence of a quorum, a director has no power to make any decision regarding, among other things, compensation to himself/herself or to any member of the committees of the Board of Directors. Our Bylaws provide that the directors may borrow money upon the credit of the Corporation.

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

As of the date hereof, the threshold for review of a direct acquisition of control of a non-cultural Canadian business by a World Trade Organization member country investor that is not a state-owned enterprise is an enterprise value of assets that exceeds CA$1.386 billion. For “trade agreement investors” that are not state-owned enterprises (as defined in the Investment Act), the threshold for review of a direct acquisition of control of a non-cultural Canadian business is an enterprise value of assets that exceeds CA$2.079 billion. The enterprise value review thresholds for both World Trade Organization member countries and trade agreement investors are indexed to annual GDP growth and are adjusted accordingly each year. For purposes of a publicly traded company, the “enterprise value” of the assets of the Canadian business is equal to the market capitalization of the entity, plus its liabilities (excluding its operating liabilities), minus its cash and cash equivalents.

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

Change in Control

Our By-laws do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Corporation. However, the Corporation has a shareholder rights plan in place which could act as a deterrent to acquire the control of the Corporation. See ‘Item 10B -Memorandum of Articles of Association—Shareholder Rights Plan” below.

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

Number and Election of Directors

Under the DGCL, the board of directors must consist of at least one member. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by plurality vote of the stockholders, unless a shareholder- adopted bylaw prescribes a different required vote.

Under the QBCA, the board of directors of a corporation must consist of at least three members, at least two of whom must not be officers or employees of the corporation or an affiliate of the corporation, so long as the corporation remains a “reporting issuer” for purposes of the QBCA, which includes a corporation that has made a distribution of securities to the public. Under the QBCA, directors are elected by the shareholders, in the manner and for the term, not exceeding three years, set out in the corporation’s bylaws. Our By-laws provide that our directors are elected at each annual meeting of shareholders and our articles of incorporation provide that directors may appoint one or more directors between such meetings until the close of the next annual meeting of the shareholders, so long as the total number of directors appointed does not exceed thirty-three and one-third percent (33 1/3%) of the number of directors elected at the previous annual meeting of shareholders.

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

Delaware	Quebec

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

Board of Directors Quorum and Vote Requirements

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or bylaws require a greater number. The bylaws may lower the number required for a quorum to one- third the number of directors, but no less.

Under the QBCA, subject to the corporation’s bylaws, a majority of the directors in office constitutes a quorum at any meeting of the board. Our By-laws also provide that a majority of the directors in office, although no less than three, constitutes a quorum at any meeting of the board.

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

Under the QBCA, every director or officer of a corporation must disclose the nature and value of any interest he or she has in a contract or transaction to which the corporation is a party. For the purposes of this rule, “interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision- making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction. In addition, a director or an officer must disclose any contract or transaction to which the corporation and any of the following are a party: (i) an associate of the director or officer; (ii) a group of which the director or officer is a director or officer; or (iii) a group in which the director or officer or an associate of the director or officer has an interest. Such disclosure is required even for a contract or transaction that does not require approval by the board of directors. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve, amend or terminate the contract or transaction or be present during deliberations concerning the approval, amendment or termination of such contract or transaction, unless the contract or transaction (i) relates primarily to the remuneration of the director or an associate of the director as a director or an affiliate of the corporation, or, if the corporation is not a reporting issuer, as an officer, employee or mandatory of the corporation or an affiliate of the corporation, (ii) is for indemnity or liability insurance under the QBCA, or (iii) is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate. If a director or officer does not disclose his or her interest in accordance with the QBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the QBCA, the corporation or a shareholder may ask the court to declare the contract or transaction null and to require the director or officer to account to the corporation for any profit or gain realized on it by the director or officer or the associates of the director or officer, and to remit the profit or gain to the corporation, according to the conditions the court considers appropriate. However, the contract or transaction may not be declared null if it was approved by the board of directors and the contract or transaction was in the interest of the corporation when it was approved, nor may the director or officer concerned, in such a case, be required to account for any profit or gain realized or to remit the profit or gain to the corporation. In addition, the contract or transaction may not be declared null if it was approved by ordinary resolution by the shareholders entitled to vote who do not have an interest in the contract or transaction, the required disclosure was made to the shareholders before the transaction was approved and the contract or transaction was in the best interests of the corporation when it was approved, and if the director or officer acted honestly and in good faith, he or she may not be required to account for the profit or gain realized and to remit the profit or gain to the corporation.

Delaware	Quebec

Limitation on Liability of Directors

Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

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

Delaware	Quebec

Call and Notice of Stockholder Meetings

Under the DGCL, an annual stockholder meeting is held on such date and at such time as designated by or in the manner provided in the certificate of incorporation or bylaws and any stockholders meeting may be held at such place as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors. Special stockholder meetings may be called by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

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

Delaware	Quebec

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

Delaware	Quebec

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

Delaware	Quebec

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

While the QBCA does not contain specific anti- takeover provisions with respect to “business combinations”, rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions, or Multilateral Instrument 61-101, contain requirements in connection with, among other things, “related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

Quebec

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

MGH License Agreement

On February 3, 2020, we entered into the MGH License Agreement, granting us an exclusive, worldwide, royalty-bearing license under the MGH’s rights to all data, inventions and patents rights resulting from the study conducted by the MGH regarding “Tesamorelin effects on liver fat and histology in HIV”. The MGH License Agreement is scheduled to expire on the latest of (i) the date on which all issued patents, if any, and filed patent applications have expired or been abandoned, and (ii) one year after the last sale for which a royalty is due under the MGH License Agreement, unless earlier terminated pursuant to certain customary termination provisions. In consideration, the Company agreed to make clinical development and regulatory approval milestone payments to 4the MGH, related to the development of tesamorelin and to pay a low single-digit royalty on all sales of EGRIFTA SV® above a certain amount. The aggregate amount of the clinical development milestone payments is $3,000,0000 US dollars and $2,250,000 US dollars for the regulatory milestones. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of the Label Expansion for the treatment of any fatty liver disease, including Non-Alcoholic Fatty Liver Disease or NASH in the general population. Refer to Note 25 of the Audited Financial Statements for more information on the MGH License Agreement.

Katana Agreement

We acquired the SORT1+ TechnologyTM platform following the acquisition of all of the issued and outstanding shares of Katana on February 25, 2019. See “Item 4B – Business Overview Research and Development Activities– Oncology – SORT1+ Technology™ Platform” and refer to Note 13 of the Audited Financial Statements for more information on the Katana Agreement.

Transfert Plus License Agreement

Under the Transfert Plus License Agreement, we obtained the exclusive worldwide rights to develop, make, have made, use, sell, offer to sell, distribute, commercialize and import the technology related to the technology platform that uses peptides as a vehicle to deliver existing cytotoxic agents to sortilin receptors which are overexpressed on cancer cells. See “Item 4B – Business Overview Research and Development Activities – Oncology – SORT1+ Technology™ Platform” and refer to Note 13 of the Audited Financial Statements for further information on the Transfert Plus License Agreement.

Investor Rights Agreement

On October 31, 2023, in connection with a private placement of Common Shares in the capital of the Corporation, the Corporation entered into the Investor Rights Agreement with IQ pursuant to which IQ is entitled to designate one candidate to act as a director of the Corporation for as long as it holds at least 50% of the common shares purchased as part of the private placement. See “Note 19(a) of the Audited Financial Statements for more information on the Investor Rights Agreement.

Ionis Licensing Agreement

On December 3, 2024, the Company entered into an agreement with Ionis to in-license two investigational RNA-targeted medicines developed by Ionis. Under the agreement, the Company received exclusive rights in Canada to commercialize olezarsen, which is being evaluated for FCS and sHTG, and donidalorsen, which is being evaluated for the treatment of HAE. In consideration, the Company agreed to make an upfront payment of $10 million upon execution of the Ionis Licensing Agreement and the Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750,000), annual sales targets at three different tiers (up to $7,000,000) for donidalorsen only. In addition, Ionis will also be entitled to receive tiered double-digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years. The Company is responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be responsible for the supply of olezarsen and donidalorsen to Company. Ionis has granted Company a license for the manufacture of both products in certain limited circumstances. The terms of the Ionis Licensing Agreement will continue until the Company permanently ceases commercializing all licensed products in Canada, unless earlier terminated in accordance with customary termination provisions. See “Item 4B – Business Overview “Pipeline”and refer to Note 28 of the Audited Financial Statements for further information on the Ionis License Agreement.

TD Credit Agreement

On November 27, 2024, the Company entered into a $40 million three-year non-dilutive, senior secured syndicated financing with TD Bank, as agent including a $25 million senior secured term loan (“TD Term Loan”) and a $15 million senior secured revolving facility (“TD Revolver”); each with interest on a floating rate (“SOFR”) plus a margin based on the Company’s total net debt-to-Adjusted EBITDA ratio. The TD Term Loan is payable in fixed quarterly equal payments based on a seven-year amortization period, payable on the quarter end date beginning the first full fiscal quarter following the closing date and the balance is payable on November 27, 2027. The TD Revolver is payable on November 27, 2027. The credit facilities include a $20 million accordion feature, which could expand the total commitments up to $60 million. The TD Credit Agreement grants the TD Bank a first ranking security interest on all of the Company’s assets. The Company has drawn $5million on the TD Revolver. See “Item 4A- History and Development of the Company—Recent Developments” and refer to Note 16 of the Audited Financial Statements for more information on the TD Credit Agreement.

IQ Credit Agreement

On November 27, 2024, in addition to the TD Credit Agreement, the Company also entered into a credit agreement with IQ, the Company’s largest shareholder, for a $15 million second ranking secured term loan, with interest based on US Government rates plus a margin based on Company’s total net debt-to-Adjusted EBITDA ratio. The loan will be interest-only and be subject to full repayment after 42 months. The US interest rate is currently set at US Government rates plus 7.23%, or 11.45%. See “Item 4A- History and Development of the Company - Recent Developments” and refer to Note 16 of the Audited Financial Statements for more information on the IQ Credit Agreement.

Marathon Credit Agreement

On July 13, 2022, we announced that we had entered into a binding commitment with affiliated funds of Marathon Asset Management providing for a non-dilutive term loan of up to $100 million and, on July 20, 2022, the Company executed the Marathon Credit Agreement. The Marathon Credit Agreement provided for the disbursement of $100 million in four various tranches. As guarantee for the repayment of the loan, the Corporation and each of its subsidiaries granted a first ranking security interest on all of their assets subject to certain credit card arrangements restrictions. In the fiscal year ended November 30, 2023, five amendments were entered into between the Company and Marathon to amend various terms and conditions of the Marathon Credit Agreement and on November 27, 2024, the Company repaid all obligations, including prepayment premium amounts under the Marathon Credit Agreement. Refer to Note 16 to the Audited Financial Statements for further information on the Marathon Credit Agreement.

Lease Agreement – Centurian Peel/Metcalfe Properties Inc.

On October 30, 2024, the Company entered into a Lease with Centurian Peel/Metcalfe Properties Inc., for the lease of the premises located at 1550 Metcalfe Street, Suite 810, Montreal, Quebec, H3A 1X6 (the “Building”). The leased premises consist of a portion of the 8th floor of the Building (Suite 810) measuring 11,972 square feet and are to be used as the Company’s head office. In addition to a minimum rent, the Company will pay its proportionate share of the operating expenses and taxes of the Building. The lease is for a term of 15 years commencing on November 1, 2024 and ending on October 31, 2039. The Company has an option to extend the term for a limited number of additional periods.

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

The Corporation, through Thera US, entered into an employment agreement with Mr. John Leasure on March 23, 2021, for an indeterminate term. Effective April 11, 2022, the Corporation entered into the 2022 Agreement, as was further amended, with Mr. Leasure for an indeterminate term. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – John Leasure” of this Annual Report for a summary of Mr. John Leasure’s employment agreement.

The Corporation entered into an employment agreement for an indeterminate term with Mr. Jocelyn Lafond on March 29, 2007, as was further amended. See “Item 6B – Compensation – Summary of Employment Agreements – Termination and Change Control Provisions – Jocelyn Lafond” of this Annual Report for a summary of Mr. Jocelyn Lafond’s employment agreement.

D.	Exchange controls.

Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. However, if dividends are paid to U.S. holders, they will be subject to Canadian withholding tax. See “Item 10 E – Taxation – Canadian Federal Income Tax Considerations – Dividends” for more detail.

E.	Taxation.

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of certain Canadian federal income tax considerations generally applicable to a holder of Common Shares who, at all relevant times, (A) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (“Treaty”), is fully entitled to the benefits of the Treaty, and did not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Treaty, and (B) for purposes of the Income Tax Act (Canada) (“Tax Act”), (i) is not a resident, or deemed to be a resident, of Canada; (ii) holds the Common Shares as capital property and as beneficial owner; (iii) deals at arm’s length with the Corporation and is not affiliated with the Corporation; (iv) does not use or hold, and is not deemed to use or hold, such Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares by virtue of employment, and (vi) is not a financial institution, specified financial institution, registered nonresident insurer, authorized foreign bank, exempt entity, partnership or trust (each as defined in the Tax Act) (a “U.S. Holder”). Generally, the Common Shares will be considered to be capital property to a U.S. Holder unless the U.S. Holder holds such securities in the course of carrying on a business or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

If a partnership or other pass-through entity is a beneficial owner of Common Shares, the U.S. federal income tax consequences to the partners (or other owners) will generally depend upon the status of the partners (or other owners) and the activities of the entity. Partners (or other owners) of a partnership or other pass through entity that acquires Common Shares should consult with their tax advisors regarding the tax consequences of acquiring, owning and disposing of Common Shares.

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

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. The Corporation does not believe that it was a PFIC for its taxable year ended November 30,2024. There can be no assurance, however, that (i) the IRS could not successfully challenge the Corporation’s PFIC status for any prior tax year; or (ii) the Corporation will not be classified as a PFIC for the current tax year or any prior or future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Corporation.

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

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Information relating to quantitative and qualitative disclosures about market risks is detailed in our Audited Financial Statements. Refer to Note 22 and Note 28 of the Audited Financial Statements and “Item 5—Operating and Financial Review and Prospects” of this Annual Report.

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

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have evaluated, or caused the evaluation of, under their direct supervision, the design and operating effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure and Rule 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 within the U.S. in Issuer’s Annual and Interim Filings as at November 30, 2024. Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, have concluded that, as of November 30, 2024, our disclosure controls and procedures were designed and operating effectively.

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

Our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, assessed the design and operating effectiveness of our internal controls over financial reporting as of November 30, 2024 based on the criteria established in the “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management’s assessment included an evaluation of the design of our internal controls over financial reporting and testing of the operating effectiveness of our internal control over financial reporting. Based on that assessment, our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, concluded that as of November 30, 2024, our internal controls over financial reporting were appropriately designed and operating effectively.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm relating to the Company’s internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period from September 1st, 2024 to November 30, 2024 and the period from December 1, 2023 to November 30, 2024 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Corporation has an Audit Committee comprised of three independent directors, namely: Mr. Frank Holler, its Chair, Mrs. Elina Tea, and Mr. Jordan Zwick.

All three members of the Audit Committee are independent and financially literate. The board of directors has determined that Mr. Frank Holler is the financial expert of the Audit Committee. The SEC has indicated that the designation or identification of Mr. Holler as an audit committee financial expert does not deem him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Holler that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or board of directors. See “Item 6.A – Directors and Senior Management” of this Annual Report for the biography of each of the Audit Committee members.

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

Item 16C. Principal Accountant Fees and Services

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2024 and 2023:

Fees	Fiscal year ended November 30, 2024 (1)	Fiscal year ended November 30, 2023 (2)
Audit Fees(3)	$430,408	$443,648
Audit-Related Fees(4)	43,093	37,946
Tax Fees(5)	86,679	128,507
All other Fees	Nil	Nil

Total:	$560,180	$610,101

(1)	These fees were paid in Canadian dollars and were converted into US dollars using the average annual exchange rate where CAD 1.00 = $0.7339.

(2)	These fees were paid in Canadian dollars and were converted into US dollars using the average annual exchange rate where CAD 1.00 = $0.7404.

(3)	Refers to the aggregate fees billed by our external auditors for audit services, including interim reviews and work performed in connection with securities filings.

(4)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.

(5)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning, including transfer pricing.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Corporation’s external auditors, which pre-approval may be delegated to any member of the Audit Committee. The Corporation also requires pre-approval of all audit services to be provided by its external auditors. All audit and non-audit services performed by the Corporation’s external auditors for the fiscal year ended November 30, 2024, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable

Item 16G. Corporate Governance

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the Common Shares are listed on Nasdaq. Rule 5615(a)(3) of The Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of The Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

•

Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding Common Shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq states its quorum requirement in its by-laws. In lieu of following Rule 5620(c), the Company has elected to follow Canadian practices consistent with the requirements of the TSX and the QBCA.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdiction that Prevents Inspection

Not applicable.

Item16J. Insider Trading Policies
The Corporation’s insider trading policy (“Insider Policy”) prohibits anyone in possession of material undisclosed information from trading in the securities of the Corporation as well as from disclosing to a third party such material undisclosed information
(tipping)
. The Insider Policy also contains restrictions on all directors and Executive Officers from trading in the Corporation’s securities during certain periods of the year (“Black-Out Periods”). Regularly-scheduled Black-Out Periods usually begins on the day immediately following the end of a fiscal quarter and ends on and includes the first trading day following the date of disclosure of the financial results for that quarter. Notwithstanding the foregoing, the Black-Out Periods should not prevent the Corporation from (i) granting stock options and other equity awards to the Corporation’s personnel as part of the yearly operational and planning and budget approval processes, as approved by the Board in accordance with applicable laws and regulations; (ii) automatic purchases or dispositions in accordance with applicable laws and regulations pursuant to any written automatic plan established by the Corporation prior to the relevant periods; and (iii) issuing DSUs to the Corporation’s non-employee directors in accordance with the DSU Plan, as may be amended and/or restated from time to time, and the compensation policies of the Board which may then be in effect.
The Insider Policy contains anti-hedging measures that prohibit directors, Executive Officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in (i) short-sales in the Corporation’s securities; (ii) derivative Item16J. Insider Trading Policiestransactions in respect of the Corporation’s securities, including put and call options; or (iii) any other hedging or equity monetization transaction in which an individual’s economic interest and risk exposure in the Corporation’s securities is changed, including collars and forward sales contracts.
Finally, the Insider Policy prohibits directors, Executive Officers and certain other members of the Corporation’s personnel designated from time to time by the Corporation from engaging in speculative trading in short-term price fluctuations in the value of the Corporation’s securities.
Item16K. Cybersecurity
Risk Management and Strategy
As of the date of the filing of this Annual Report, the Corporation has not suffered a cybersecurity threat or a cybersecurity incident. Moreover, the Corporation is aware of cybersecurity risks and is taking proactive measures to keep its information and the integrity of its systems secure, and to educate its personnel about these risks.
In order to mitigate these risks to a degree, the Corporation uses various software/platforms, such as Microsoft Security Center console, including Microsoft Defender for virus prevention and to block any suspicious activity in the Corporation’s computer systems.
The Corporation has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents including: engaging a third party Information Technology (“IT”) consultant to manage incidents on the Security Information and Event Management (“SIEM”) system; the Corporation is working in collaboration with its third-party IT consultant to develop and implement an Incident Response Plan as part of its overall business continuity plan; and the Corporation conducts penetration tests each year through a third-party IT consultant.

PART III

Item 17. Financial Statements

See Item 18 – Financial Statements.

Item 18. Financial Statements

The Consolidated Financial Statements and schedules appear on pages 1 through 75 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements for the Years Ended November 30, 2024, 2023 and 2022

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
November 30, 2024, 2023 and 2022

THERATECHNOLOGIES INC.

(In thousands of United States dollars)

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Theratechnologies Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Theratechnologies Inc. (the Company) as of November 30, 2024, and 2023, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year
period ended November 30, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2024 and 2023, and its financial performance and its cash flows for each of the years in the three-year
period ended November 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses and has an accumulated deficit and its debt agreements require debt covenants to be tested on a quarterly basis. The full resumption of distribution of
EGRIFTA SV
®
is dependent on FDA approval, which approval is outside of the control of the Company. There is material uncertainty related to events or conditions that cast substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Montréal, Canada
February 25, 2025

THERATECHNOLOGIES INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars)
As at November 30, 2024 and 2023

	Note	November 30, 2024	November 30, 2023

Assets
Current assets
Cash		$5,899	$34,097
Cash equivalent held in escrow	28	10,000	-
Bonds and money market funds	6	3,723	6,290
Trade and other receivables	7	15,218	13,023
Tax credits receivable	8	234	524
Income taxes receivable		152	4
Deferred tax assets	20	-	29
Inventories	9	5,281	6,066
Prepaid expenses and deposits	10	3,452	3,154
Derivative financial assets	19 (e)	21	110

Total current assets		43,980	63,297

Non-current assets
Bonds and money market funds	6	214	-
Property and equipment	11	222	1,206
Right-of-use-assets	12	1,036	770
Intangible assets	13	7,568	12,496
Deferred tax assets	20	49	-
Deferred financing and transaction costs		271	-

Total non-current assets		9,360	14,472

Total assets		$53,340	$77,769

Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$24,149	$28,471
Provisions	15	7,817	9,603
Current portion of long-term debt	16	3,493	7,286
Current portion of lease liabilities	18	383	421
Marathon Warrants	19 (c)	962	1,475
Income taxes payable		19	-
Deferred revenue		38	38

Total current liabilities		36,861	47,294

Non-current liabilities
Loan-term debt	16	40,939	50,688
Lease liabilities	18	791	573
Other liabilities		21	84

Total non-current liabilities		41,751	51,345

Total liabilities		78,612	98,639

Equity
Share capital, warrants and subscription receipts	19	363,927	363,927
Contributed surplus		26,790	23,178
Deficit		(416,887)	(408,659)
Accumulated other comprehensive income	19 (j)	898	684

Total equity		(25,272)	(20,870)

Commitments	25
Subsequent events	28

Total liabilities and equity		$53,340	$77,769
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

(signed) Frank A. Holler	Director	(signed) Elina Tea	Director

THERATECHNOLOGIES INC.
Consolidated Statements of Net Loss and Comprehensive Loss
(In thousands of United States dollars)
Years ended November 30, 2024, 2023 and 2022

	Note	2024	2023	2022

Revenue	3	$ 85,866	$ 81,764	$ 80,057

Operating expenses
Cost of sales
Cost of goods sold		20,448	19,635	23,838
Amortization of other asset		-	-	2,441
Research and development expenses, net of tax credits of $ 1,666 (2023 - $ 539; 2022 – $ 316)		16,973	30,370	36,939
Selling expenses		25,419	26,769	39,391
General and administrative expenses		14,852	15,617	17,356

Total operating expenses		77,692	92,391	119,965

Profit (loss) from operating activities		8,174	(10,627)	(39,908)

Finance income	5	1,986	2,147	673
Finance costs	5	(16,461)	(15,056)	(7,559)

		(14,475)	(12,909)	(6,886)

Loss before income taxes		(6,301)	(23,536)	(46,794)

Income tax expense	20	(2,005)	(421)	(443)

Net loss		(8,306)	(23,957)	(47,237)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”)		214	299	(360)
Exchange differences on translation of foreign operations		-	-	789

		214	299	429

Total comprehensive loss		$ (8,092)	$ (23,658)	$ (46,808)

Loss per share

Basic and diluted	19 (i)	$ (0.17)	$ (0.91)	$ (1.98)
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Changes in Equity
(In thousands of United States dollars)
Years ended November 30, 2024, 2023 and 2022

		Share capital Subscription receipts and Public Offering Warrants		Equity component of convertible unsecured senior notes	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
	Note	Number of shares	Amount

Balance as at November 30, 2021		23,780,417	$335,752	$ 4,457	$12,843	$(335,248)	$ (44)	$ 17,760

Total comprehensive loss
Net loss		-	-	-	-	(47,237)	-	(47,237)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	(360)	(360)
Exchange differences on translation of foreign operations		-	-	-	-	-	789	789

Total comprehensive loss		-	-	-	-	(47,237)	429	(46,808)

Transactions with owners, recorded directly in equity
Share issue - ATM program		400,000	2,960	-	-	-	-	2,960
Share issue costs		-	-	-	-	(164)	-	(164)
Repurchase of convertible unsecured senior notes		-	-	(2,325)	2,125	-	-	(200)
Share-based compensation plan:
Share-based compensation for stock option plan		-	-	-	3,860	-	-	3,860
Exercise of Options:
Monetary consideration		21,165	21	-	-	-	-	21
Attributed value		-	18	-	(18)	-	-	-

Total contributions by owners		421,165	2,999	(2,325)	5,967	(164)	-	6,477

Balance as at November 30, 2022		24,201,582	$338,751	$ 2,132	$18,810	$(382,649)	$ 385	$(22,571)

Total comprehensive loss for the period
Net loss		-	-	-	-	(23,957)	-	(23,957)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	299	299

Total comprehensive loss for the period		-	-	-	-	(23,957)	299	(23,658)

Transactions with owners, recorded directly in equity
Public issue of common shares	19	21,778,184	25,160	-	-	-	-	25,160
Share issue costs		-	-	-	-	(2,053)	-	(2,053)
Conversion of convertible unsecured senior notes	17	253	16	(1)	-	-	-	15
Repurchase of convertible unsecured senior notes		-	-	(2,131)	2,131	-	-	-
Share-based compensation for stock option plan	19 (h)	-	-	-	2,237	-	-	2,237

Total contributions by owners		21,778,437	25,176	(2,132)	4,368	(2,053)	-	25,359

Balance as at November 30, 2023		45,980,019	363,927	-	23,178	(408,659)	684	(20,870)

THERATECHNOLOGIES INC.
Consolidated Statements of Financial Position (continued)
(In thousands of United States dollars)
Years ended November 30, 2024, 2023 and 2022

		Share capital Subscription receipts and Public Offering Warrants		Equity component of convertible unsecured senior notes			Accumulated other comprehensive income (loss)
	Note	Number of shares	Amount		Contributed surplus	Deficit		Total

Total comprehensive loss for the period

Net loss		-	-	-	-	(8,306)	-	(8,306)

Other comprehensive income:

Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	214	214

Total comprehensive loss for the period		-	-	-	-	(8,306)	214	(8,092)

Transactions with owners, recorded directly in equity

Share-based compensation for stock option plan	19 (h)	-	-	-	3,612	-	-	3,612

Change in unrecognized tax assets relating to share issue costs		-	-	-	-	78	-	78

Total contributions by owners		-	-	-	3,612	78	-	3,690

Balance as at November 30, 2024		45,980,019	$363,927	$ -	$ 26,790	$(416,887)	$ 898	$ (25,272)
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(In thousands of United States dollars)
Years ended November 30, 2024, 2023 and 2022

	Note	2024	2023	2022

Cash flows from (used in)

Operating

Net loss		$(8,306)	$(23,957)	$(47,237)

Adjustments for

Depreciation of property and equipment	11	984	450	390

Amortization of intangible assets and other asset	13	1,440	2,513	11,652

Amortization of right-of-use assets	12	337	352	429

Share-based compensation for stock option plan and stock appreciation rights		3,549	2,215	3,872

Impairment loss on intangible assets		3,488	-	-

Gain on lease termination	-	-	(121)	-

Change in fair value of derivative financial assets	19 (e)	23	492	217

Change in fair value of liability related to deferred stock unit plan	19 (e)	(9)	(224)	(221)

Interest on convertible unsecured senior notes and long-term debt	5	8,950	8,263	4,357

Interest paid on convertible unsecured senior notes and long-term debt		(10,005)	(8,812)	(4,634)

Interest income	5	(1,487)	(769)	(316)

Interest received		1,535	865	456

Income tax expense		2,005	421	443

Federal investment tax credits		(1,488)	-	-

Income taxes paid		(588)	(848)	(109)

Foreign exchange		114	282	1,209

Gain on repurchase of convertible unsecured senior notes	18	-	-	(357)

Accretion expense, write-off, amortization of deferred financing costs and other	5	1,469	3,052	2,140

Change in fair value of Marathon Warrants		(513)	(1,525)	-

Loss on long-term debt modifications and repayment	5	5,898	3,540	-

		7,396	(13,811)	(27,709)

Change in operating assets and liabilities

Trade and other receivables		(2,195)	(902)	(1,669)

Tax credits receivable		281	(215)	126

Inventories		785	10,327	8,991

Prepaid expenses and deposits		(298)	4,511	3,058

Accounts payable and accrued liabilities		(1,830)	(7,508)	(1,100)

Provisions		(1,760)	1,920	3,627

Deferred revenue		-	-	(16)

		(5,017)	8,133	13,017

Total cash from (used) in operating activities		2,379	(5,678)	(14,692)

THERATECHNOLOGIES INC.
Consolidated Statements of Cash Flows (continued)
(In thousands of United States dollars)
Years ended November 30, 2024, 2023 and 2022

	Note	2024	2023	2022

Cash flows from (used in)

Financing activities

Repurchase of convertible unsecured senior notes	17	-	(27,452)	(28,746)

Costs related to repurchase of convertible unsecured senior notes	17	-	-	(73)

Proceeds from issuance of long-term debt	17	45 000	20,000	40,000

Costs related to issuance of long-term debt	17	(424)	(700)	(2,285)

Repayment of long-term debt	17	(60,600)	-	-

Costs related to repayment of long-term debt	17	(4,308)	-	-

Proceeds from exercise of Options		-	-	21

Proceeds from issue of common shares, Public Offering Warrants and subscription receipts	19 (a)	-	25,160	2,960

Costs related to issuance of common shares, Public Offering Warrants and subscription receipts	19 (a)	(505)	(1,585)	(89)

Deferred financing costs		(165)	(196)	(1,527)

Payment of lease liability	18	(485)	(452)	(605)

Total cash (used in) from financing activities		(21,487)	14,775	9,656

Investing activities

Acquisition of intangible assets		(1,500)	(1,500)	-

Acquisition of property and equipment		-	(318)	(985)

Proceeds from sale of bonds and money market funds		2,819	3,030	9,906

Acquisition of bonds and money market funds		(436)	-	(239)

Other		59	(104)	-

Total cash from investing activities		942	1,108	8,682

Net change in cash		(18,166)	10,205	3,646

Cash, beginning of year		34,097	23,856	20,399

Effect of foreign exchange on cash		(32)	36	(189)

Cash and cash equivalent held in escrow, end of year		$15,899	$34,097	$23,856
Refer to Note 21 for supplemental cash flow disclosures.
The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

Theratechnologies Inc. is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care.
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
Share consolidation
On July 19, 2023, the Board of Directors approved a consolidation of the issued and outstanding common shares (the “Common Shares”) on the basis of one for four
(1-for-4)
common shares (the “Consolidation”) effective July 31, 2023. All references in these Financial Statements to the number of common shares, warrants and options including exercise prices, and basic and diluted loss per share have been retrospectively adjusted and restated to reflect the effect of the Consolidation for all periods presented.
Statement of compliance
The Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These Financial Statements were authorized for issue by the Board of Directors on February 25, 2025.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

1.	Basis of preparation (continued)
Going concern uncertainty
As part of the preparation of these Financial Statements, management is responsible for identifying events or conditions that indicate a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2024. If the Company concludes that events or conditions indicate material uncertainty exists on its ability to continue as a going concern, it must assess whether management’s plans developed to mitigate these events or conditions address the material uncertainty.
For the year ended November 30, 2024, the Company incurred a net loss of $8,306 (2023-$23,957; 2022-$47,237) and had positive cash flows from operating activities of $2,379 (2023- negative $5,678; 2022 negative $14,692). As at November 30, 2024, cash amounted to $5,899 and bonds and money market funds amounted to $3,937 and the accumulated deficit is $416,887. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses, and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.
On January 9, 2025, the Company announced a temporary supply disruption for
 EGRIFTA SV
®
caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of

2024 following an inspection by the US Food and Drug Administration. The manufacturer has resumed manufacturing of
EGRIFTA SV
®
, in November 2024. In order to resume distribution of
 EGRIFTA SV
®
, the Company was required to file a Prior Approval Supplement (“PAS”) with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024. A PAS is usually reviewed by the FDA within four months of receipt.
On February 13, 2025, the FDA, via its Drug Shortage Staff, indicated that it would allow the Company to sell and distribute newly manufactured batches of
EGRIFTA SV
®
even though the product was manufactured without an approved PAS, thereby allowing the Company to sell two manufactured batches of
EGRIFTA SV
®
, representing up to six months of supply. Distribution of the product has resumed on February 13, 2025.
In its communication of February 13, 2025, the FDA indicated that if the Company plans to submit a new or updated proposal to continue mitigating this shortage beyond these two batches, the Company should submit the shortage mitigation proposal to the Drug Shortage Staff so that the FDA can evaluate the proposal. The Company’s contract manufacturer has already manufactured one additional batch of
EGRIFTA SV
®
, and two additional batches are planned before the end of the third quarter of 2025.
The Company’s ability to continue generating revenues through the sale of
EGRIFTA SV
®
and to be able to meet the Adjusted EBITDA covenants at all times, to be tested on a quarterly basis, contained in the TD Credit Agreement and the IQ Credit Agreement for a period of at least, but not limited to, 12 months from November 30, 2024, involves significant judgement and is dependent on the full resumption of the distribution of
EGRIFTA SV
®
, which is dependant on FDA approval. Should management’s plans not materialize, the Company may be in default under the TD Credit Agreement and the IQ Credit Agreement, be forced to reduce or delay expenditures and capital additions or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of full resumption of product distribution which requires FDA approval. Therefore, there are scenarios wherein events or conditions combine to create material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

1.	Basis of preparation (continued)
Going concern uncertainty
(continued)

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
Basis of measurement
The Company’s Financial Statements have been prepared on a going concern and historical cost basis, except for the following which are measured at fair value:

•	bonds and money market funds,

•	derivative financial assets and liabilities,

•	liabilities related to cash-settled share-based arrangements,

•	equity-classified share-based payment arrangements are measured at fair value at the grant date pursuant to IFRS 2, Share -based Payment .
The methods used to measure fair value are discussed further in Note 24.
Functional currency
The Company’s functional currency is the United States dollar (“USD”).
Use of estimates and judgments
The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting year.

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

1.	Basis of preparation (continued)
Use of estimates and judgments
(continued)
Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
Sales allowances
Management uses judgment in estimating provisions for sale allowances such as cash discounts, returns, rebates and chargebacks, including potential clawbacks in certain jurisdictions when pricing terms are based on temporary use authorizations and thus subject to future negotiation. The product revenue recognized quarter over quarter is net of these estimated allowances. Such estimates require the need to make estimates about matters that are inherently uncertain. These estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends such as competitive pricing and new product introductions, estimated inventory levels, and the shelf life of products. If actual future results vary, these estimates need to be adjusted, with an effect on sales and earnings in the period of the adjustment (refer to Notes 2 “Revenue recognition” and 3 for additional information).
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

2.	Material accounting policies
The accounting policies have been applied consistently by the Company, except as otherwise noted for the initial application of new or amended accounting standards.

1
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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

1
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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
Amortization of the other asset
The amortization of the other asset related to the repurchase of the future royalty rights under the agreement with EMD Serono, Inc. to settle all outstanding cash payment obligations stemming from a termination and transfer agreement dated December 13, 2013.

1
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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

1
3

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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

1
4

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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
Depreciation
The methods of depreciation and d
epr
eciation rates and periods are as follows:

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

1
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Intangible assets
(continued)
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
During the years ended November 30, 2024, 2023 and 2022, no development expenditures were capitalized.
Non-refundable
advance payments for good and services that will be used in future research and development activities are expenses when the activity has been performed rather than when the payment is made.
Commercialization rights and oncology platform
Commercialization rights and the oncology platform acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Commercialization rights –
EGRIFTA SV
®
– are amortized at fixed rates based on their estimated useful life of
111
 months on a
straight-line
basis. Commercialization rights – Trogarzo
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

1
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Asset acquisitions
(continued)
Oncology platform -Milestones payments
The purchase consideration for th
e
oncology platform (Note 13) includes additional milestone payments based on the attainment of scientific milestones that will be settled through the issuance of the Company’s common shares, which represent a transaction in the scope of IFRS 2. Accordingly, the fair value of the oncology platform at the date of acquisition incorporates management’s judgement as to the probability of attaining the share-based milestones as well as the expected timing of the attainment of the milestones.
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
Unit (“CGU”).
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

17

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Financial instruments
(continued)
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
The Company currently classifies its cash, restricted cash and trade and other receivables as financial assets measured at amortized cost.
(ii) Financial assets, measured at fair value through other comprehensive income
A debt investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:
(ii) Financial assets, measured at fair value through other comprehensive income (continued)

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

18

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Financial instruments
(continued)

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
The Company issued the Marathon Warrants (as defined in Note 19 (c)) which are classified as financial liabilities through profit or loss because the exercise can be made on a cashless basis. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred.
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

19

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Financial instruments
(continued)

(v) Compound financial instruments
Compound

financial instruments are instrum
en
ts that contain both a liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.
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

2
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Financial instruments
(continued)

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

2
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Leases
(continued)

Right
-of-use
assets are amortized on a
straight-line
basis over the lesser of (i) the estimated useful life of the underlying assets; and (ii) the lease term.
Right-of-use
assets are assessed for impairment whenever there is an indication that the right-of-use
assets may be impaired.
Lease liabilities
Lease liabilities are initially mea
su
red at the present value of the lease payments that are
n
ot paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Company uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Company is reasonably certain to exercise that option.
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

2
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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
Deferred transaction costs
Deferred transaction costs consist of attorneys, accountants, and other fees directly attributable to future asset acquisition. Provided these costs are determined to be recoverable, these costs are deferred and charged subsequently against the cost of the asset acquisition, when it occurs. If at such time the Company deems that these costs are no longer recoverable, they will be expensed.
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

2
3

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Income taxes
Income tax expense c
omp
rises current and deferred taxes. Current tax and deferred tax are recognized in net loss except to the extent that they relate to items recognized directly in other comprehensive income (loss) or in equity.
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

2
4

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Share-based
compensation
Share option plan
The Company records
share-based
compensation related to options gr
ant
ed using the
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
Black-Scholes
model.
Cash-settled
stock appreciation rights
Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the SARs, volatility, risk-free
interest rate and dividend yield and making assumptions about them. At the end of each reporting period until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated statement of net earnings (loss) and comprehensive earnings (loss) of the current year.

2
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
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
Share capital
Common shares
Common shares, subscription receipts and Public Offering Warrants are classified as equity. (Refer to Note 19 (a))
Transaction costs
Costs directly attributable to the issue of common shares and equity classified warrants and subscription receipts are recognized in equity, net of any tax effects.
Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding and taking into consideration all dilutive potential common shares, which consist of any outstanding Options, warrants, subscription receipts and convertible unsecured senior notes.

2
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Standards issued but not yet effective
A number of new standar
d
s are effective for annual periods beginning after December 1, 2024 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these Financial Statements.
Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
For the purposes of
non-current
classifi
cat
ion, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.
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
The amendments will be effective for the Company’s annual reporting period beginning on December 1, 2025. The adoption of the standard will have no impact on the financial statements.
IFRS 18,
Presentation and Disclosure in Financial Statements
IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories.

•	Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

2
7

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

2.	Material accounting policies (continued)
Standards issued but not yet effective
(continued)

IFRS

18,
Presentation and Disclosure in Financial Statements
(continued)
In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operation cash flows under the indirect method.
The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures requires for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements.

3.	Revenue
United States
On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), and two statements of work (the master services agreement and the two statements of work, collectively “RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acted as the Company’s exclusive third-party
logistics service provider for all of the Company’s products in the United States and, as such, provide warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.
In addition, under the RxCrossroads Agreements, RxCrossroads also acted as the Company’s exclusive third-party
distributor of
EGRIFTA
SV
®
in the United States. In such role, RxCrossroads purchased
EGRIFTA
SV
®
from the Company and took title thereto when the goods arrived in their warehouse. RxCrossroads’ purchases of
EGRIFTA
SV
®
were triggered by its expectations of market demand over a certain period of time. With respect to
EGRIFTA
SV
®
, RxCrossroads fulfilled orders received from authorized wholesalers and delivered
EGRIFTA
SV
®
directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of the Company’s network of specialty pharmacies.
On November 1, 2017, we entered into an amended and restated master services agreement with RxCrossroads, along with two amended and restated statements of work (the amended and restated master services agreement and the two amended and restated statements of work, collectively “Amended and Restated RxCAgreements”) to add Trogarzo
®
as a new product sold in the United States. These Amended and Restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014. On November 1, 2019, the Amended and Restated RxCrossroads Agreements were further amended to include
EGRIFTA
 SV
®
as an additional product to be distributed by RxCrossroads in the United States.
On May 29, 2024, the Company entered into a logistics services agreement with RxCrossroads 3PL LLC, (“RXC 3PL”) ( “RXC 3PL Agreement”). Under the terms of the RXC 3PL Agreement, RXC 3PL acts as our exclusive third-party logistics service provider for all of our products in the United States and as such, provides us with warehousing and logistical support services, including inventory control and account management.
On the same date, the Company also entered into a logistics services agreement with McKesson Specialty Care Distribution LLC (“McKesson”) (“McKesson Agreement”). Under the terms of the McKesson Agreement, McKesson acts as the Company’s exclusive third-party distributor of our products in the United States. In such role, McKesson provides us with customer support, product return management and fulfillment of orders. McKesson’s purchases of our products are triggered by its expectations of market demand over a certain period of time. With respect to
EGRIFTA
SV
®
, McKesson fulfills orders received from authorized wholesalers and delivers
EGRIFTA
SV
®
directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of the Company’s network of specialty pharmacies. For Trogarzo
®
, McKesson fulfills orders directly received from the Company’s network of specialty pharmacies and specialty distributors.
Effective as of May 29, 2024, the McKesson Agreement and the RXC 3PL Agreement replaced the Amended and Restated RxCrossroads Agreements entered into on November 1, 2017 (as further amended).
Canada
The Company commercialized
EGRIFTA
®
directly in Canada using a distributor until September 2022, after which time the Company withdrew the product from the market in Canada.

2
8

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

3.	Revenue (continued)
Europe
On

July 9, 2020, the Company entered into
pre-wholesaling
services agreement with Loxxess Pharma GmbH or (“Loxxess”) pursuant to which Loxxess agreed to act as our third-party service logistics provider (the “Loxxess Agreement”) in certain key European countries, including Germany, France, Italy, Austria, The Netherlands, Portugal, Switzerland, United Kingdom, Norway, Sweden, Finland and Denmark. Pursuant to the Loxxess Agreement, Loxxess received customers’ orders, stored, packaged and shipped Trogarzo
®
to European hospitals and pharmacies. Loxxess was also responsible, on our behalf, to collect payments of the goods sold to those hospitals and pharmacies. The hospitals and pharmacies dispensed Trogarzo
®
to patients.
On April 27, 2022, the Company announced that it would focus its commercial operations on the North American territory only and, as a result, would cease commercial sales of Trogarzo
®
in Europe. At that time, the Company sent a notice of termination to TaiMed Biologics Inc. (“TaiMed”), as per the contractual terms indicating it was returning the European commercialization rights to Trogarzo
®
to TaiMed within the next 180 days. The discontinuation became effective in December 2022 and the Company terminated the Loxxess Agreement in November 2023.
Net sales by product were as follows:

	2024	2023	2022

EGRIFTA SV ®	$60,147	$53,705	$50,454

Trogarzo ®	25,719	28,059	29,603

	$85,866	$81,764	$80,057

Net sales by geography were as follows:

	2024	2023	2022

Canada	$-	$86	$52

United States	85,804	81,392	78,744

Europe	62	286	1,261

	$85,866	$81,764	$80,057

29

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

4.	Personnel expenses

	Note	2024	2023	2022

Salaries and short-term employee benefits		$9,750	$24,934	$22,049

Post-employment benefits		472	1,833	1,346

Share-based compensation	20 (f),(h)	3,420	2,109	3,604

Termination benefits		335	2,006	566

		$13,977	$30,882	$27,565

In fiscal 2024, of $486 (2023 – $1,963) was recorded in termination benefits for severance and other expenses. Refer to note 15.
In fiscal 2022, $457 was recorded in termination benefits for severance and other expenses associated with the return to TaiMed of the commercial rights to Trogarzo
®
in Europe.

3
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

5.	Finance income and finance costs

	Note	2024	2023	2022

Gain on repurchase of convertible unsecured senior notes	18	$-	$-	$357
Net gain on financial instruments carried at fair value		499	1,257	-
Interest income		1,487	769	316
Gain on lease termination		-	121	-

Finance income		1,986	2,147	673

Accretion expense, write-off and amortization of deferred financing costs	16, 17, 18, 19	(1,469)	(3,052)	(2,140)
Interest on convertible unsecured senior notes and on long-term loan		(8,950)	(8,263)	(4,357)
Net foreign currency loss		(39)	(159)	(1,027)

Loss on long-term debt modifications and repayment	16, 19 (c)	(5,898)	(3,540)	-
Other		(105)	(42)	(35)
Finance costs		(16,461)	(15,056)	(7,559)

Net finance cost recognized in net profit or loss		$(14,475)	$(12,909)	$(6,886)

3
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

6.	Bonds and money market funds

	2024	2023

Bonds	$3,278	$6,062

Guaranteed investment certificates	659	228

Balance as at November 30	$3,937	$6,290

Current portion	(3,723)	(6,290)

Non-current portion	$214	$-

As at November 30, 2024, bonds were
interest-bearing
financial assets with stated interest rates ranging from 1.05% to 3.35% (2023 – 0.85% to 3.75%) and had an average maturity of 1.27 years (2023 – 1.40 years).

7.	Trade and other receivables

	2024	2023

Trade receivables	$14,972	$12,798
Sales taxes receivable	164	220
Other receivables	82	5

	$15,218	$13,023

3
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

8.	Tax credits receivable

Tax credits receivable relate to eligible research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.
The Company has unused and unrecorded
non-refundable
federal tax credits which may be used to reduce future federal income tax payable and expire as follows:

2025	$243

2026	1,555

2027	2,142

2028	2,376

2029	1,601

2030	793

2031	555

2032	290

2033	192

2039	179

2040	305

2041	371

2042	637

2043	584

2044	306

$12,129

3
3

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

9.	Inventories

	2024	2023

Raw materials	$1,473	$2,262

Work in progress	2,558	1,708

Finished goods	1,250	2,096

	$5,281	$6,066

In fiscal 2024, inventories of $18,597 (2023 – $18,540) were recognized as an expense and included in cost of goods sold.
In fiscal 2024, an inventory provision of $1,749 (2023 – $220) was recognized pending marketing approval of the F8 formulation of tesamorelin and recorded in cost of sales. Also, in fiscal 2024, an amount of $153 was reversed (2023 – provision of $197) from the inventory provision related to F4.
In fiscal 2023, Inventories for an amount of $3,295 was returned to TaiMed and accounts payable was reduced by a total amount of
€
3,179 ($3,399).
Inventories were written down to net realizable value by an amount of $2,137 in 2022, which was recorded in cost of sales, which includes a provision of $1,477 on the F8 formulation, $339 on material for the pen in development to be used in conjunction with the F8 formulation, $252 on expired raw material and $69 on excess stock of
EGRIFTA
®
as a result of the Company’s decision to withdraw the product from the market in Canada.

10.	Prepaid expenses and deposits

	2024	2023

Prepaid expenses	$2,282	$2,687

Deposits	1,170	467

	$3,452	$3,154

3
4

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

11.	Property and equipment

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total

Cost
Balance as at November 30, 2022	$ 290	$ 1,068	$ 332	$ 650	$ 2,340

Additions	7	128	27	-	162
Disposals	(46)	-	-	-	(46)

Balance as at November 30, 2023	$ 251	$ 1,196	$ 359	$ 650	$ 2,456

Disposals	(10)	-	-	-	(10)

Balance as at November 30, 2024	$ 241	$ 1,196	$ 359	$ 650	$2,446

Accumulated depreciation
Balance as at November 30, 2022	$ 123	$ 163	$ 195	$ 365	$ 846
Depreciation	100	217	32	101	450
Disposals	(46)	-	-	-	(46)

Balance as at November 30, 2023	$ 177	$ 380	$ 227	$ 466	$ 1,250
Depreciation	42	816	25	101	984
Disposals	(10)	-	-	-	(10)

Balance as at November 30, 2024	$209	$1,196	$252	$567	$2,224

Net carrying amounts
November 30, 2024	32	$-	$107	$83	$ 222

November 30, 2023	$ 74	$ 816	$ 132	$ 184	$ 1,206

On March 22, 2024, the Company announced that it would phase down its oncology research and development activities. As such, for the year ended November 30, 2024, $766 in accelerated depreciation on equipment in research and development expenses was recorded.

3
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

12.	Right-of-use assets

Balance as at November 30, 2022		$1,595
Amortization		(352)
Termination		(799)
New lease		326

Balance as at November 30, 2023		$770
Amortization		(337)
New lease	18(c)	$603

Balance as at November 30, 2024		$1,036

13.	Intangible assets

	Commercialization rights – Trogarzo ® North American Territory	Commercialization rights – Trogarzo ® European Territory	Commercialization rights – EGRIFTA SV ®	Oncology platform	Total

Cost

Balance as at November 30, 2022	$ 14,804	$ 7,612	$ 14,041	$ 3,488	$ 39,945

Disposal	-	(7,612)	-	-	(7,612)

Balance as at November 30, 2023	$ 14,804	$-	$ 14,041	$ 3,488	$ 32,333

Impairment loss	-	-	-	(3,488)	(3,488)

Balance as at November 30, 2024	$ 14,804	$-	$ 14,041	$-	$ 28,845

Accumulated amortization

Balance as at November 30, 2022	$ 4,354	$ 7,612	$ 12,970	-	$ 24,936

Disposal	-	(7,612)	-	-	(7,612)

Amortization	1,442	-	1,071	-	2,513

Balance as at November 30, 2023	$ 5,796	$-	$ 14,041	-	$ 19,837

Amortization	1,440	-	-	-	1,440

Balance as at November 30, 2024	$ 7,236	$-	$ 14,041	-	$ 21,277

Net carrying amounts

November 30, 2024	$ 7,568	$-	$-	$-	$ 7,568

November 30, 2023	$ 9,008	$-	$-	$3,488	$ 12,496

3
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

13.	Intangible assets (continued)
The amortization expense of $1,440 (2023 – $ 2,513; 2022 – $ 9,211) is included in selling expenses.
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
®
under the TaiMed Agreement.
Commercialization rights – Trogarzo
®
in the North American Territory
Under the terms of the TaiMed Agreement, TaiMed was responsible for developing Trogarzo
®
and for seeking its approval from the FDA. The Company is responsible, but has no obligation, to seek the approval of Trogarzo
®
from Health Canada and must use its commercially reasonable efforts to commercialize Trogarzo
®
in the United States. The purchase price of Trogarzo
®
payable to TaiMed has been determined at 52% of its net selling price.
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

3
7

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

13.	Intangible assets (continued)
Initial payments
(continued)

In

2016, the Company recorded as additions to in
tangi
ble assets an amount of $
5,207
, related to the TaiMed Agreement, which comprised the cash payment of $
1,000
at the signature of the TaiMed Agreement, the
share-based
payment of $
4,000
, and $
207
in acquisition costs.
Further development milestone payments
Under the terms of the TaiMed Agreement, a further milestone of $7,000 was payable in two annual equal installments of $3,500 after achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year. The first payment of $3,500 was made in July 2019, and the second payment was made in June 2020. The Company determined this milestone to be substantially a development milestone and recorded such amount as additions to intangible assets during 2019. The Company also paid TaiMed further development milestones for Trogarzo
®
in 2022. A $3,000 milestone (payable in two annual equal installments of $1,500) became due upon the date of the first commercial sale of a once every two weeks intravenous (IV) push injection formulation. An amount of $2,832 has been capitalized as an intangible asset in fiscal 2022 related to these milestone payments (refer to Note 15).
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

38

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

13.	Intangible assets (continued)

Commercialization rights – Trogarzo
®
European Territory
On

April 17, 2022, the Company announc
ed
that it would focus its commercial operations on the North American Territory only and, as a result, would cease the commercial sale of Trogarzo
®
in Europe. Refer to Note 3.
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
The Company is the worldwide exclusive licensee of a technology platform using peptides as a vehicle to specifically deliver existing cytotoxic agents to Sortilin receptors, which are overexpressed on cancer cells. The licence was entered into on February 25, 2019 between Katana and Transfert Plus, L.P. (“Transfert Plus”), an affiliate of Aligo Innovation, a university research company that commercializes the research results of universities and other institutional partners from various areas of innovation, including life sciences (the “Licence Agreement”).
Under the terms of the acquisition agreement, part of the purchase price was to be settled through the issuance of common shares upon achieving two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating sudocetaxel zendusortide for the treatment of Sortilin positive solid tumors. This milestone was achieved in March 2021 and was satisfied through the issuance of 120,482 common shares (Note 20 (b)).
The second milestone payment of CA$2,300 (the “Second Development Milestone”) will occur when the results obtained from the Phase I clinical study showing the efficacy of the maximal tolerated dose and/or a reduction in toxicity of the peptide used in the Phase I clinical study which leads to the conclusion that additional clinical studies are justified to pursue the development of such peptide and after taking into account the costs and the risks associated with the further research and development of such peptide and will be satisfied through the issuance of common shares of the Company.

3
9

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

13.	Intangible assets (continued)
Oncology platform
(continued)

This

acquisition was accounted for as an asset acquisition. During 2019, the Company recorded additions to intangible assets of $
3,073
, which comprised the payment at closing of $
1,965
in cash, $
5
through the issuance of
900
common shares of the Company, the estimated fair value of the share-based
contingent consideration of $
1,028
, and $
75
in acquisition costs. As the
share-based
payments are
equity-settled,
the Company recognized a corresponding increase in equity, and no remeasurement of the fair value will occur regardless of the achievement of the milestones. Since the common shares for the second milestone payment have not been issued yet, the increase in equity is recorded in contributed surplus. Upon the issuance of the common shares, this amount will be reclassified to share capital. The intangible asset was not amortized. Amortization was to begin when the asset would be available for use.
In August 2019, the acquisition agreement was amended to provide for an adjustment to the purchase price of CA$1,080 in the event the Company could indirectly benefit from a CA$1,200 subsidy in connection with its research and development activities. The subsidy was granted in October 2019. The adjustment was payable in two installments. The first installment of CA$500 was paid in cash in October 2019, whereas the second installment of CA$580 was to be paid through the issuance of common shares of the Company at the same time as the payment of the Second Development Milestone of CA$2,300. The cash payment of $376 (CA$500) was recognized as an addition to intangible assets during 2019.
The annual maintenance fees under the Licence Agreement amounted to CA$25 for the first five years and now amount to CA$100 until royalties become payable beginning with the first commercial sale of a product developed using the licensed technology.
The royalties payable under the Licence Agreement vary between 1.0% and 2.5% on net sales of a product based on the licensed technology. If the Company enters into a sublicence agreement, it must then pay amounts varying between 5% and 15% of revenues received from such sublicence agreement.
Under the Licence Agreement, the Company must pay Transfert Plus the following milestones upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i)	First milestone payment: $39 (CA$50), which was paid in May 2021, upon the successful enrollment of the first patient in the first Phase 1 clinical trial;

(ii)	Second milestone payment: CA$100 upon the successful enrollment of the first patient in the first Phase 2 clinical trial; and

(iii)	Third milestone payment: CA$200 upon the successful enrollment of the first patient in the first Phase 3 clinical trial.

4
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

13.	Intangible assets (continued)
Oncology platform
(continued)

In

addition, the Company must pay CA$
200
 per product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the sponsor to commercialize the product in the territory in which the approval was obtained.
In the last quarter of 2024,
the Company deferred indefinitely future material investments in the oncology platform and is currently reaching out to pharmaceutical companies to out-licence the rights to the oncology platform. Consequently, management has carried out an impairment test. The recoverable amount of the CGU (the oncology platform) was estimated based on the present value of the future cash flows expected to be derived from the CGU (value in use), assuming that the regulatory approval is delayed indefinitely. Accordingly, the recoverable amount of the CGU was estimated to be nil and a $3,488
impairment loss was recorded and included in research and development expenses.

14.	Accounts payable and accrued liabilities

	Note	2024	2023
Trade payables		$6,326	$6,990
Accrued liabilities and other payables		12,571	15,016
Salaries and benefits due to key management personnel	27	1,357	1,036
Employee salaries and benefits payable		3,835	3,053
Liability related to deferred stock unit plan	19 (e)	20	39
Accrued interest payable long-term debt	16	40	840
TaiMed milestone (a)	13	-	1,497
		$24,149	$28,471

(a)
On October 3, 2022, the Company announced that the FDA approved Trogarzo
®
(ibalizumab-uiyk) for administration by intravenous (IV) push, a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation. Under the TaiMed Agreement, the Company had additional contingent cash-based milestones based on the attainment of the above milestones. Accordingly, a $3,000 cash payment, payable in two annual equal installments of $1,500 has been accrued. The second payment has been discounted to reflect the effective interest rate of the liability due in year two. The first installment of $ 1,500 was paid in 2023 and the second installment was paid in 2024.

4
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

15.	Provisions

	Chargebacks	Rebates	Returns	Restructuring (a)	Total
Balance as at November 30, 2022	$977	$5,055	$1,485	$-	$7,517
Provisions made	9,295	6,112	1,086	1,963	18,456
Provisions used	(8,676)	(5,830)	(309)	(1,721)	(16,536)
Effect of change in exchange rate		168	-	(2)	166
Balance as at November 30, 2023	$1,596	$5,505	$2,262	$240	$9,603
Provisions made	10,355	8,148	666	486	19,655
Provisions used	(10,119)	(9,878)	(693)	(726)	(21,416)
Effect of change in exchange rate	-	(25)	-	-	(25)
Balance as at November 30, 2024	$1,832	$3,750	$2,235	$-	$7,817

(a)
In July 2023, the Company initiated a reorganization mainly focused on its R&D activities. In October, 2023, the Company announced changes to its operations that saw a tapering of its research and development activities. As such, for the year ended November 30, 2023, $1,963 was recorded in charges related to severance and other expenses, of which an amount of $1,384 was recorded in research and development expenses, $220 in selling expenses and $359 in general and administrative expenses.

In March, 2024, the Company announced that it would phase down its oncology research activities. As such, for the year ended November 30, 2024, $486 was recorded in charges related to severance and other expenses.

4
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

16.	Long-term debt
Long-term debt, net of transaction costs is as follows:

	Face value	Actual interest rate	Maturity	Current	2024 Non- current	Current	2023 Non- current
Marathon Term Loan	$60,600		Repaid in 2024	$-	$-	$7,286	$50,688
TD Term Loan	25,000	7.35%	November 27, 2027	3,493	21,298	-	-
TD Revolver	5,000	7.35%	November 27, 2027	-	4,874	-	-
IQ Subordinated Loan	15,000	11.45%	May 27, 2028	-	14,767	-	-
Total long-term debt				$3,493	$40,939	$7,286	$50,688
On November 27, 2024, the Company entered into a credit agreement (the “TD Credit Agreement”) with The Toronto-Dominion Bank (the “TD Bank”) for the establishment of a revolving credit facility totaling $15,000 (“TD Revolver”) and a term facility totaling $25,000 (“TD Term Loan”). The new credit facilities also include a $20,000 accordion feature. On that same date, the Company also entered into a credit agreement (the “IQ Credit Agreement”) with Investissement Québec (“IQ”) providing for a term loan of $15,000 (“IQ Term Loan”).
On November 27, 2024, the Company repaid all obligations, including prepayment premium amounts under the Marathon Credit Agreement.
TD Term Loan and TD Revolver
The salient conditions of the amounts drawn under the TD Term Loan and the TD Revolver are as follows:

•
The TD Term Loan and the TD Revolver bear interest at the Company’s choice of Canadian prime, CORRA, US base rate and SOFR plus spread based on the chosen rate and where the Company’s total debt to EBITDA ratio falls on a pricing grid of the TD Credit Agreement. The applicable rate on November 30, 2024 was 7.35% and will be revised on February 25, 2025;

•	The TD Term Loan is payable in fixed quarterly equal payments based on a 7-year amortization period, and the balance is payable on November 27, 2027. Voluntary prepayment s are permitted at any time;

•
Thera will prepay outstanding borrowings when it generates net proceeds on: (i) certain sales/issuances of capital stock or debt securities; (ii) certain net indemnity payables under a policy of insurance, and; (iii) net cash proceeds on any sale/disposition of certain assets;

•
The TD Term Loan and TD Revolver provide fixed charge coverage ratio, senior debt to EBITDA ratio and total debt to EBITDA ratio targets (as defined in the TD Credit Agreement) at all times. The financial covenants must be calculated and tested as at the end of each fiscal quarter or fiscal year end, as applicable, on a rolling four-quarter basis;

•
The TD Credit Agreement restricts the ability to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances;

•	The TD Credit Agreement grants TD Bank with a first-ranking security interest on all of the Company’s assets.
IQ Term Loan
The salient conditions of the amounts drawn under the IQ Term Loan are as follows:

•
The IQ Term Loan bears interest at the rate of 11.45%, plus/less any increments as set out in the debt to EBITDA ratio pricing grid in the IQ Credit Agreement. The determination of the interest rate is made annually and has been set at 11.45% for the Fiscal Period ending November 30, 2025;

•
The IQ Term Loan is repayable on May 27, 2028. The Company may at any time prepay the principal of the loan in minimal increments of $1,500. For any such prepayment made, the Company must pay a fee computed on the prepayment amount being the higher of: three months’ interest, based on the current interest rate of the loan and the difference between (1) discounted cash flows and (2) remaining unpaid principal; the discount rate to be used is the US Treasury rate + initial spread - 1%. In addition, the Company can prepay 15% of the outstanding loaned amount on an annual basis without penalty;

•
The IQ Term Loan provides fixed charge coverage ratio, senior debt to EBITDA ratio and total debt to EBITDA ratio targets (as defined in the IQ Credit Agreement) at all times. The financial covenants must be calculated and tested as at the end of each fiscal quarter or fiscal year end, as applicable, on a rolling four-quarter basis;

•
The IQ Credit Agreement restricts the ability to incur additional debt and to make acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances;

•	The IQ Term Loan is subordinated to the TD Term Loan and TD Revolver;

•	The IQ Credit Agreement grants IQ with a second-ranking security interest on all of the Company’s assets.
Marathon Term Loan
On July 20, 2022, the Company entered into a credit agreement with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”) providing for up to $100,000 (the “Marathon Term Loan” or “ Marathon Credit Agreement”) in loans. The disbursement of the loan was to be made available to the Company over time in four various tranches with each bearing specific conditions to be met by the Company.
On July 27, 2022, a principal amount of $40,000 (“Tranche 1 Loan”) was funded while on June 21, 2023, a second $20,000 (‘Tranche 2 Loan”) was funded as a result of the lender removing the condition related to the submission to the FDA of the results from the human factor study the Company was then conducting. Refer to Note 19

(c) for a discussion on the cost of the amendment. The Company did not meet the conditions precedents to draw down the additional tranches of capital of $15,000 and $25,000, respectively.
On July 3, 2023, the Company incurred a breach of its liquidity covenant (the “Liquidity Breach”) resulting in Marathon having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which includes substantially all cash, bonds and money market funds which were subject to control agreements. On July 10, 2023, the Company and Marathon amended the terms of the Marathon Credit Agreement to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023 as follows:

•	From $20,000 to $14,000 between July 10, 2023 up to and including July 21, 2023; and

•	From $14,000 to $16,000 between July 22, 2023 up to and including July 28, 2023.
On July 28, 2023, the Company and Marathon entered into an additional amendment to the terms of the Marathon Credit Agreement to provide, amongst other things, for the minimum liquidity covenant to be $15,000 from July 29, 2023, up to and including October 31, 2023. After such date, the minimum liquidity covenant was set at $20,000; provided, however, that if the F8 formulation of tesamorelin was not approved by the FDA by March 31, 2024, the minimum liquidity covenant was set at $30,000. On September 21, 2023, the Company obtained a waiver from Marathon relating to the Liquidity Breach for the period between July 3, 2023 up to end and including July 9, 2023. On October 13, 2023, the Company and Marathon entered into an additional amendment to the Marathon Credit Agreement (the “Fifth Amendment”) providing for, amongst other things, the following amendments:

4
3

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

16.	Long-term debt (continued)
Marathon Term Loan (continued)

-
revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000 and $20,000, based on adjusted EBITDA thresholds over the most recently ended four fiscal quarters;

-	revising the minimum revenue requirements to be based on adjusted EBITDA-based targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023;

-
deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies the Company’s annual report.

In consideration of the Fifth Amendment, the Company agreed to (i) pay an amount equal to $540 amortized value ($600), or 100 basis points calculated on the outstanding principal amount of the funded debt as of October 13, 2023 ($60,000), which amount was added to the outstanding principal amount of the funded debt as payment in kind; and (ii) reset the exercise price of the Marathon Warrants, exercisable into 1,250,000 common shares at $2.30 per common share, down from the previous $5.80 per common share.
The salient conditions of the amounts drawn under the Marathon Term Loan are as follows:

•
The Marathon Term Loan had an initial term of
five
years, provided for an interest-only period of 24 months, and carried interest at the Secured Overnight Financing Rate (“SOFR”) plus 9.5%. The Tranche 1 Loan and Tranche 2 Loan were repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024. The Company was entitled to prepay the outstanding Marathon Term Loan at any time subject to certain prepayment premium amount: for Tranche 1 Loan until July 27, 2024, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid. For Tranche 2 Loan, until June 21, 2025, an amount equal to the make whole amount, and after this date, a maximum amount of 3% of the principal amount being prepaid;

•
The Marathon Term Loan provided adjusted EBITDA-based targets and minimum liquidity requirements (both as defined in the Marathon Credit Agreement) for all times to be between $15,000 and $20,000 based on adjusted EBITDA thresholds over the most recently ended four financial quarters;

•
The Marathon Term Loan restricted the ability to incur additional debt and to make acquisitions, dispositions, in-licensing
and
out-licensing
of products or assets, except in very limited circumstances. A breach of the terms and conditions of the Marathon Credit Agreement would create an event of default resulting in an increase of 300 basis points on the outstanding loaned amount and provided the lender with the ability to demand immediate repayment of the debt;

•	The lender had a first-ranking security interest on all of the Company’s assets, subject to certain credit card arrangements restrictions.

4
4

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

16.	Long-term debt (continued)
The movement in the carrying value of the Long-term debt as follows:

	Marathon Term Loan	TD Term Loan	TD Revolver	IQ Term Loan

Term loan as at November 30, 2022	$37,894	$-	$-	$-

Issuance	20,000	-	-	-

Costs related to issuance	(1,182)	-	-	-
Costs related to Marathon Warrants (note 19 (c))	(78)	-	-	-

Consideration for the Fifth Amendment	540	-	-

Accretion expense	800	-	-	-

Term loan as at November 30, 2023	$57,974	$-	$-	$-

Accretion expense	1,131	-	-	-

Cash paid on repayment	(60,600)	-	-	-

Costs related to repayment	(4,403)	-	-	-

Loss on repayment	5,898	-	-	-

Issuance	-	25,000	5,000	15,000
Costs related to issuance	-	(209)	(126)	(233)

Long-term debt as at November 30, 2024	$-	$24,791	$4,874	$14,767

The loss on repayment of the Marathon Term Loan relates to prepayment premium amounts totalling $4,229, legal fees of $174 and the difference of $1,495 arising from the carrying value and the cash paid on repayment.
The Company’s TD Term Loan, TD Revolver and IQ Term Loan include provisions providing for acceleration of payment or earlier termination in the event the Company were to default thereunder. As at November 30, 2024, the Company was in compliance with all of its financial covenants.
On November 30, 2024, $10,000 in cash equivalents of the IQ Term Loan was held in escrow for the purpose of paying the upfront consideration to Ionis Pharmaceutical, Inc. (note 28).

4
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

17.	Convertible unsecured senior notes
The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2021	$54,227

Changes from financing cash flows:
Cash paid on repurchase	(28,546)
Transaction costs incurred	(73)

Other changes:
Gain on repurchase	(357)
Accretion expense	1,644

Convertible unsecured senior notes as at November 30, 2022	$26,895
Changes from financing cash flows:
Cash paid on repurchase	(27,452)
Other changes:
Conversion	(15)

Accretion expense	572

Convertible unsecured senior notes as at November 30, 2023 and 2024	$-

On June 30, 2023, the Company reimbursed all of the issued and outstanding convertible unsecured senior notes for proceeds of $27,452 and 253 shares were issued on conversion of $15 convertible unsecured senior notes.

4
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

18.	Leases liabilities

Carrying value

Balance as at November 30, 2022	$1,922

Accretion expense	101
Lease payments	(452)
Effect of change in exchange rates	17
Termination (a)	(920)
New lease (b)	326

Balance as at November 30, 2023	$994

Accretion expense	69
Lease payments	(485)
Lease expense	16
Effect of change in exchange rates	(23)
New lease (c)	603

Balance as at November 30, 2024	$1,174

Current portion	(383)

Non-current portion	$791

(a)
On February 17, 2023, the Company terminated its lease in Ireland. Accordingly, the Company reduced its right-of-use
assets by $799, the lease liabilities by $920 and recorded a gain on lease termination of $121. The gain is presented in finance income (Note 5).

(b)	On March 1, 2023, the Company signed a new lease in Ireland. Accordingly, the Company recorded a right-of-use asset and a lease liability of $326.

(c)	On November 1, 2024, the Company signed a new lease in Canada. Accordingly, the Company recorded a right-of-use asset and a lease liability of $603.

4
7

THERATECHNOL
OG
IES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts
Authorized in unlimited number and without par value
Common shares;
Preferred shares, issuable in one or more series.
All issued common shares were fully paid on November 30, 2024 and 2023.
Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual meeting of shareholders.
No preferred shares are outstanding.

(a)	Public offering
On January 19, 2021, the Company completed a public offering for the sale and issuance of units. Each unit was comprised of one common share of the Company and one half of one common share purchase warrant of the Company (each whole warrant, a “Public Offering Warrant”) and is classified in Share Capital and Public Offering Warrants within equity. During the year ended November 30, 2023, no Public Offering Warrant were exercised (November 30, 2022 nil and November 30, 2021, 233,400 Public Offering Warrants were exercised for proceeds of $742). At November 30, 2023, there were 8,130,550 Public Offering Warrants outstanding. Four (4) Public Offering Warrants entitled the holder thereof to purchase one (1) common share at an exercise price of $12.72 at any time until January 19, 2024.
The 8,130,550 Public Offering Warrants expired on January 19, 2024.
On October 31, 2023, the Company completed a public offering for the sale and issuance of 12,500,000 common shares at a price of $1.00 per common share for gross proceeds of $12,500. On November 14, 2023, the Company issued 160,000 common shares at a price of $1.00 per common share for gross proceeds of $160 in relation to the partial exercise of the over-allotment option granted as part of the public offering. The Company has also completed a concurrent private placement (the “Concurrent Private Placement”) with IQ of 9,118,184 common shares and 3,381,816 fully-funded, non-voting
subscription receipts, exchangeable at all times into common shares on a one-for-one
basis, in each case, at $1.00 for gross proceeds of $12,500. The subscription receipts were issued to limit the share ownership of the investor to not more than 19.9% of the issued and outstanding common shares and the subscription receipts are exchangeable at any time, provided ownership limitations are respected. The Company has also entered into an investor rights agreement pursuant to which IQ is entitled to nominate one director to the Company’s board of directors for as long as it holds 50% of the common shares purchased pursuant to the Concurrent Private Placement. The cost of the offering amounted to $2,053.

48

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(b)	Milestone oncology

In March 2021, the Company issued 120,482 common s
ha
res under the terms of the acquisition agreement entered into with all of the shareholders of Katana for Katana’s in-licensed
oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $668 initially recorded in “Contributed surplus” on the date of the acquisition was reclassified to “Share capital” (Note 13).

(c)	Marathon Warrants
On February 27, 2023, the Company issued to Marathon an aggregate of 5,000,000 common share purchase warrants (the “Marathon Warrants”) exercisable into 1,250,000 common shares, at an exercise price of $5.80. The Marathon Warrants are exercisable for a period of seven years. The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss.
The Marathon Warrants were issued as consideration for various amendments made to the Marathon Credit Agreement, including:

•	An amendment to remove a condition precedent to the disbursement of the Tranche 2 Loan requiring the Company to have filed with the FDA the results of a human factor study before June 30, 2023; and

•	An amendment to allow for the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.
In consideration of the Fifth Amendment, the Company agreed to reset the exercise price of the 5,000,000 Marathon Warrants, which are now exercisable into 1,250,000 common shares at $2.30 per common share. (Refer to Note 16)

49

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(c)	Marathon Warrants (continued)

The fair value of the Marathon Warrants was treated as a ca
s
h outflow in testing whether the debt modification was a substantial modification and it was concluded that the modification was not substantial. At the issuance, $2,650 was recorded as a loss on debt modification using the Black-Sholes model using the assumptions set forth in the table below. An amount of $350 was recorded reflecting the increase of fair value of Marathon Warrants for the repricing upon entering into the Fifth Amendment. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a gain on fair value remeasurement of $513 for the year ended November 30, 2024 (2023 - $1,525).

	Measurement date as at November 30, 2024	Measurement date as at November 30, 2023	Issuance date measurement

Risk-free interest rate	4.169%	4.326%	3.92%

Expected volatility	91.483%	88.568%	61.985%

Average option life in years	5.25 years	6.25 years	7 years

Share price	$1.21	$1.63	$3.80

Exercise price	$2.30	$2.30	$5.80

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
With the issuance of the Marathon Warrants, the Company incurred transaction costs totalling $196 of which $78 was allocated to the long-term-debt and $118 was recorded as deferred financing costs relating to the available tranches under the long-term debt
.
Deferred financing costs were written off on November 30, 2023 (Note 16).

5
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(d)	ATM program

Under the terms of a sales agreement dated July 23, 2021, the Comp any
was able to issue and sell from time to time its common shares, having an aggregate offering price of up to $50,000, through or to the Agent, as agent or principal, in the United States for a period which ended in December 2023. Sales of the common shares were to be made in transactions that were deemed to be
“at-the-market
distributions“ (“ATM“). In the fourth quarter of 2022, 400,000 common shares (2021 – no common shares) were sold for proceeds of $2,960 under the ATM program. Commission, legal and other costs related to this equity offering were charged directly to equity in the amount of $126 (2021 – nil). The common shares were sold at the prevailing market prices, which resulted in a price of $1.85 per share. Deferred financing costs in the amount of $607 were written off in the statement of net loss of November 30, 2023, in relation to the end of the program in December of 2023 without additional usage.

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

5
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(e)	DSU plan (continued)

DSUs are totally vested on the grant date. When DSUs are granted to officers as part of their annual bonus, a DSU liability is recorded on the grant dat
e in
lieu of a liability for a cash bonus payment. In the case of directors, the expenses related to DSUs and their liabilities are recognized on the grant date. During the year ended November 30, 2024, nil (2023 – nil; 2022 – $126) was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2024, a gain of $9 (2023 – $224; 2022 – 221) was recognized within finance costs (Note 5). As at November 30, 2024, the Company had a total 16,443 DSUs outstanding (2023 – 24,878 DSUs) and a liability related to the DSUs of $20 (2023 – liability of $39).
Cash-settled
forward stock contracts
To protect against fluctuations in the value of DSUs, the Company entered into cash-settled
forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 2024, the cash-settled
forward stock contracts outstanding correspond to a total of 16,443 (2023 – 67,535) common shares at a price of $18.87 per share (2023 – $19.47 per share) expiring on December 17, 2025 (2023 – December 18, 2024). As at November 30, 2024, the fair value of cash-settled
forward stock contracts was $21 (2023 – $110) and is recorded in derivative financial assets. During the year ended November 30, 2024, a loss of $23 (2023 -$492; 2022 –$217) related to the change in fair value of derivative financial assets was recognized within finance costs.

(f)	Stock Appreciation Rights
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
For the year ended November 30, 2024, ($65) (2023 – ($22), 2022 – $12) was recorded as share-based
compensation expense (recovery) for the SARs Plan. Since these awards will be cash-settled,
the fair value of SARs granted is estimated at each reporting period using the
Black-Scholes
model and the following weighted average assumptions. The liability is recorded in other liabilities on the statement of financial position.

5
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital and warrants and subscription receipts (continued)

(f)	Stock Appreciation Rights Plan (continued)

Granted in 2019 and 2021	Measurement date as at November 30, 2024	Measurement date as at November 30, 2023

Risk-free interest rate	3.09%	3.55%

Expected volatility	92.3%	89.51%

Average option life in years	5.8 years	6.8 years

Share price	$1.21 (CA$1.70)	$1.58 (CA$2.15)

Option exercise price	$16.42 (CA$23.01)	$16.99 (CA$23.07)

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
There were 16,875 SARs outstanding at November 30, 2024. No SARs were granted during the years ended November 30, 2024 and 2023.

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

5
3

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital and warrants and subscription receipts (continued)

(g)	Shareholder rights plan (continued)

The rights issued under the Rights Plan are initially attached to and traded with the common shares, and no separate certificate is issued unless a triggering event occurs. The rights become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Rights Plan, each right (other than those held by the acquiring person) will permit the holder to purchase for the exercise price that number of common shares determined as follows: a value of twice the exercise price divided by the “Market Price” (defined under the Rights Plan as being the average weighted trading price per common share for the 20 consecutive trading days through and including the trading day immediately preceding the relevant date) on the common share acquisition date (defined as “Stock Acquisition Date” under the Rights Plan). The exercise price under the Rights Plan has been set to three (3) times the Market Price.
Under the Rights Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than 105 days. If, at the end of 105 days, more than 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the common shares. If more than 50% of the outstanding common shares, other than those owed by the offeror and certain related parties, have been tendered within the above mentioned 105 days period, the offeror must make a public announcement of that fact and the bid must remain open for an additional ten business days from the date of the announcement.

(h)	Stock option plan
The Company has established a stock option plan (the “Option Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable
options (the “Option”) for the purchase of common shares. The exercise date of an Option may not be later than 10 years after the grant date. On March 28, 2023, the Company’s Board of Directors amended the Option Plan to provide, among other things, that the maximum number of common shares that may be issued under the Option Plan (together with any other security-based compensation arrangements) shall not exceed 17% of the issued and outstanding common shares, on a non-diluted
basis. The Option Plan has a “reloading” or “evergreen” feature, so that when Options are exercised, the number of common shares issuable under the Option Plan will be replenished and such exercised Options will be available to be regranted in the future. Shareholders ratified this amendment on May 9, 2023. Generally, the Options vest on the grant date or over a period of up to three years.
As at November 30, 2024, 2,128,406 Options could still be granted by the Company (2023 – 5,762,675, 2022 – 1,091,358) under the Option Plan.
All Options are to be settled by the physical delivery of common shares.

5
4

THERATECHNOLOGIES
INC
.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

Changes in the number of Options outstanding during the past two years were as follows:

Weighted average exercise price per option

	Number of Options	CA$	US$
Options outstanding in CA$
Options outstanding as at November 30, 2022	1,180,052	$15.92	$11.84
Granted – CA$	792,193	5.16	3.80
Forfeited and expired – CA$	(197,686)	12.34	9.10
Options outstanding as at November 30, 2023	1,774,559	$11.51	$8.48
Granted – CA$	3,338,635	1.75	1.27
Forfeited and expired – CA$	(86,986)	16.85	12.18
Options outstanding as at November 30, 2024 – CA$	5,026,208	$4.98	$3.55
Options exercisable as at November 30, 2024 – CA$	2,444,172	$7.76	$5.54
Options exercisable as at November 30, 2023 – CA$	926,539	$15.19	$11.19

Options outstanding in US$
Options as at November 30, 2022 – US$	106,643	-	10.00
Granted – US$	203,935	-	3.80
Forfeited – US$	(31,209)	-	5.01
Options outstanding as at November 30, 2023 – US$	279,369	$-	$6.02
Granted – US$	420,852	-	1.26
Forfeited – US$	(38,243)	-	5.35
Options outstanding as at November 30, 2024 – US$	661,978	$-	$3.35
Options exercisable as at November 30, 2024 – US$	302,366	$-	$4.37
Options exercisable as at November 30, 2023 – US$	65,692	$-	$9.48

5
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

The following table
provides
Option information as at November 30, 2024 (Options outstanding in CA$).

Price range		Number of options outstanding	Weighted average remaining life		Weighted average exercise price
CA$	US$		(years)	CA$	US$
1.00 – 4.76	0.71 – 3.40	3,396,135	9,68	1.75	1.25
4.77 – 8.00	3.40 – 5.71	686,201	8.25	5.16	3.68
8.01 – 15.00	5.72 – 10.71	297,530	4.40	11.04	7.88
15.01 – 24.00	10.72 – 17.13	571,091	6.55	16.85	12.02
24.01 – 36.00	17.14 – 25.70	48,075	3.83	33.14	23.65
36.01 – 40.00	25.71 – 28.55	27,176	3.35	38.24	27.29
		5,026,208	8.73	4.98	3.55
The following table provides Option information as at November 30, 2024 (Options outstanding in US$).

Price range		Number of Options outstanding	Weighted average remaining life	Weighted average exercise price
	US$		(years)	US$
	1.00 – 4.76	571,951	9.44	1.93
	4.77 – 15.00	90,027	6.99	12.34

		661,978	9.11	3.35

5
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

For the year ended November 30, 2024, $3,612 (2023 - $2,237, 2022 – $3,860) was recorded as share-based
compensation expense for the Option Plan. Unrecognized compensation cost as at November 30, 2024 is $ 1,804 (2023- $ 1,593) and the
period over which the unrecognized compensation cost is expected to be recognized is 1.25 years (2023 – 1.16 years).
Because of black-out periods in effect in fiscal 2024, the Company reserved 2,507,694 options for future issuance. The fair value of options reserved in fiscal 2024 was estimated at the issuance date and was remeasured at each period end until grant date is achieved. Compensation expense was recorded for the reserved options because service commencement had occurred. Reserved options were granted in the third quarter therefore a final measurement was determined at the grant date. The fiscal 2024 expense relating to those options amounted to $1,931, which includes the respective remeasurement adjustment since issuance date.
The fair value of Options granted in 2024 and 2023 was estimated on the grant date using the
Black-Scholes
model and the following weighted average assumptions.

Options granted in CA$		2024	2023
Risk-free interest rate		3.23%	3.33%
Expected volatility		92.3%	64.3%
Average option life in years		9.65 years	9.5 years
Grant-date share price	$	1.25 (CA$1.75)	3.80 (CA$5.16)
Option exercise price	$	1.25 (CA$1.75)	3.80 (CA$5.16)

Options granted in US$		2024	2023
Risk-free interest rate		4.06%	3.92%
Expected volatility		91.5%	62%
Average option life in years		9.65 years	9.5 years
Grant-date share price	$	1.26	3.80
Option exercise price	$	1.26	3.80

5
7

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(h)	Stock option plan (continued)

The
risk-free
interest rate is based on the implied yield on a Canadian or U.S. government zero-coupon
issue, with a remaining term equal to the expected term of an Option. The volatility is based on the weighted average historical volatility adjusted for changes expected due to publicly available information. The contractual life of an Option is estimated taking into consideration the vesting period on the grant date, the life of the Option and the average period of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since Company policy is to retain all earnings to finance operations and future growth.
The following table summarizes the measurement date weighted average fair value of Options granted during the years ended November 30, 2024 and 2023.

Options granted in CA$	Number of Options granted		Weighted average grant date fair value
2024	3,338,635	$	1.08 (CA$1.52)
2023	792,193	$	2.77 (CA$3.76)

Options granted in US$	Number of Options granted		Weighted average grant date fair value
2024	420,582	$	1.10
2023	203,935	$	2.72
The
Black-Scholes
model used by the Company to calculate the option values was developed to estimate the fair value of freely tradable, fully transferable Options without vesting restrictions, which significantly differs from the Company’s Option grants. This model also requires four highly subjective assumptions, including future stock price volatility and the average Option life, which greatly affect the calculated values
.

58

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

19.	Share capital, warrants and subscription receipts (continued)

(i)	Loss per share
The calculation of basic loss per common share was based on the net loss attributable to common shareholders of the Company of $8,306 (2023 – $23,957, 2022 – $47,237) and a weighted average number of common shares outstanding calculated as follows.

	2024	2023	2022
Issued common shares as at December 1	45,980,019	24,201,582	23,780,417
Effect of subscription receipts	3,381,816	287,223	-
Effect of share options exercised	-	-	3,338
Effect of public issue common shares	-	1,843,517	-
Impact on conversion of convertible unsecured senior notes	-	107	-
Effect of share issue - ATM program	-	-	29,589
Weighted average number of common shares, basic and diluted	49,361,835	26,332,429	23,813,344
For the year ended November 30, 2024, 5,688,186 (2023 – 2,053,928, 2022 – 1,286,695) Options and 5,000,000 Marathon Warrants were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.
The convertible unsecured senior notes were also excluded from the weighted average number of diluted common share calculation for the periods they were outstanding.

(j)	Accumulated other comprehensive income ( loss )

	2024	2023	2022
Unrealized losses on FVOCI financial assets, net of tax	$(42)	$(256)	$(555)
Cumulative exchange difference on translation of foreign operations	940	940	940

	$898	$684	$385

59

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

20.	Income taxes
The following table presents the components of the current and deferred tax expenses (recovery).

	2024	2023	2022

Current tax expense	$1,947	$450	$443

Deferred tax expense (recovery)

Origination and reversal of temporary differences	$(2,708)	$(5,972)	$(11,705)

Change in unrecognized deductible temporary differences	2,766	5,943	11,705

Total deferred tax expense (recovery)	$58	$(29)	$-

Total current and deferred tax expense	$2,005	$421	$443

Reconciliation between effective and applicable tax amounts.

	2024	2023	2022

Income taxes at domestic tax statutory rate	$(1,670)	$(6,237)	$(12,400)

Change in unrecognized deductible temporary differences	2,766	5,943	11,705

Impact of differences in statutory tax rates	36	(130)	102

Non-deductible expenses and other	873	845	1,036

Total income tax expense	$2,005	$421	$443

The applicable statutory tax rate was 26.5% in 2024, 2023 and 2022. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.
The Company benefits from non-refundable federal tax credits on eligible research and development expenses and expects to use those tax credits to reduce its federal income taxes payable. As such, the Company has recorded non-refundable tax credits of $1,488 in fiscal 2024 against research and development expenses ($nil – 2023, $nil - 2022), sufficient to offset expected fiscal 2024 Canadian federal income tax payable. The non-refundable federal tax credits were previously unrecorded.
Total refundable and non-refundable research and developments tax credits recorded against research and development expenses for fiscal 2024 were $178 and $1,488 ($539 and $nil – 2023, $316 and $nil – 2022) respectively.

6
0

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise
stated
)
Years ended November 30, 2024, 2023 and 2022

20.	Income taxes (continued)

The Company also benefits from net operating losses carried forward and expects to use those tax attributes to reduce provincial income taxes payable. Net operating losses carried forward include, amongst other elements, share issue costs incurred in prior years. Accordingly, the Company has recorded a tax credit of $78 in equity relating to share issue costs included in the net operating losses ($nil – 2023, $nil - 2022).
Unrecognized deferred tax assets
As at November 30, 2024 and 2023, the amounts and expiry dates of Canadian tax attributes for which no deferred tax asset was recognized were as follows:

		2024		2023

	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$89,597	$107,289	$87,151	$105,549

Losses carried forward 2027	5,343	5,336	5,512	5,504
2028	32,729	14,511	33,761	16,258
2029	13,907	10,883	14,345	12,124
2030	8,166	8,163	8,423	8,420
2031	16,816	10,276	17,346	15,397
2032	11,393	10,461	11,752	10,791
2033	8,186	8,109	8,444	8,365
2034	7,497	7,431	7,733	7,665
2037	6,690	6,610	6,901	6,818
2038	1,952	1,878	2,013	1,938
2039	1,286	1,249	1,326	1,289
2040	7,021	6,997	7,242	7,218
2041	18,566	18,495	19,152	19,078
2042	28,155	28,003	29,042	28,885
2043	16,224	16,001	19,298	19,284

Other temporary differences, without time limitation

Excess of tax value of property and equipment over carrying value	1,435	1,420	435	420

Excess of tax value of intellectual property and patent fees over carrying value	10,334	10,331	10,660	10,656

Available deductions and other	80,465	38,047	73,522	32,536

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, no amount has been recognized in the consolidated statements of financial position. The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

6
1

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

20.	Income taxes (continued)

Unrecognized deferred tax assets (continued)
In addition to the above attributes, as at November 30, 2024, the Company had available $8,808 (2023 – $8,816) of losses carried forward in Ireland without expiry dates for which no deferred tax assets were recognized. As at November 30, 2024, deferred tax liabilities had not been recognized for taxable temporary differences arising from investments in a subsidiary because the Company controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future
.

21.	Supplemental cash flow disclosures
The Company entered into the following transactions, which had no impact on its cash flows.

	2024	2023	2022

Deferred financing transactions costs included in accounts payable and accrued liabilities	$101	$-	$-

Additions to property and equipment included in accounts payable and accrued liabilities	-	-	156

Costs related to issuance of long-term debt included in accounts payable and accrued liabilities	144	-	-

Costs related to repayment of long-term debt included in accounts payable and accrued liabilities	95	-	-

Acquisition of derivative financial assets included in accounts payable and accrued liabilities	-	-	104

Additions to intangible assets included in accounts payable and accrued liabilities	-	-	2,832

Reclassification of other Deferred financing costs to long-term debt	-	-	38

Share issue cost included in accounts payable and accrued liabilities	-	505	37

22.	Financial instruments
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

6
2

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

22.	Financial instruments (continued)

Credit risk
(continued)
The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (refer to Note 26), other receivable and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions.
Included in the consolidated statements of financial position are trade receivables of $14,972 (2023 – $12,798). Management uses historical loss experience and adjust historical loss rates, when needed, to reflect information about current conditions and reasonable and supportable forecasts of future economic conditions. Under the terms of the agreement with its major customer, payment is due within
45
days and management monitors timely cash collection frequently. A significant increase in credit risk is presumed if the customer’s receivable is more than
15
days past due in making a contractual payment. Historically, the customer pays at the
45
days due date and the receivable has not been more than
15
days past due. As such, the Company has not incurred any losses in respect of its trade receivable with its major customer. As a result, no loss allowance has been recognized. As at November 30, 2024, no increase in credit risk has occurred related to trade receivables.
Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consists principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade
corporate bodies and money market funds (2024 – $3,937; 2023 – $6,290). As at November 30, 2024, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.
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
Until November 27,2024, pursuant to the Marathon Credit Agreement, the Company was required to maintain cash, cash equivalents and eligible short-term investments overtime between $15,000 to $20,000 based on the last twelve months adjusted EBITDA-based targets, which restricted the management of the Company’s liquidity. Refer to note 16.
The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2024 and 2023.

					2024

	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$24,149	$24,149	$24,149	$-	$-

Long-term debt, including interest (1)	44,432	56,710	7,047	33,375	16,288

Lease liabilities	1,174	2,720	425	448	1,847

	$69,755	$83,579	$31,621	$33,823	$18,135

(1)	Based on actual interest rates.

63

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

22.	Financial instruments (continued)
Liquidity risk
(continued)

					2023
	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years
Accounts payable and accrued liabilities	$28,471	$28,471	$28,471	$-	$-
Facility loan, including interest (1)	57,974	80,141	17,416	50,348	12,377
Lease liabilities	994	1,108	487	516	105

	$87,439	$109,720	$46,374	$50,864	$12,482

(1)	Based on SOFR forward rates. The maturities above reflect the fact that the Marathon Credit Agreement has been amended in the subsequent event period and, as such, the contractual maturities are used.
Currency risk
The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than US$, primarily cash, sale of goods and expenses incurred in CA$ and euros.
Exchange rate fluctuations for foreign currency transactions can cause cash flows, as well as amounts recorded in the consolidated statements of net loss, to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US$ at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of net loss
.

6
4

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise
stated
)
Years ended November 30, 2024, 2023 and 2022

22.	Financial instruments (continued)
Currency risk
(continued)

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2024 and 2023.

		2024		2023
	CA$	EURO	CA$	EURO

Cash	663	27	358	123
Bonds and money market funds	5,516	-	8,543	-
Trade and other receivables	217	12	296	2
Tax credits and grants receivable	234	63	497	145
Accounts payables and accrued liabilities	(9,115)	(890)	(5,395)	(224)
Lease liabilities	(1,307)	(228)	(925)	(288)
Provisions	-	-	(326)	(3,192)

Total exposure	(3,792)	(1,016)	3,048	(3,434)
The following exchange rates are those applicable as at November 30, 2024 and 2023.

		2024		2023
	Average rate	Reporting date rate	Average rate	Reporting date rate

CA$ – US$	0.7339	0.7138	0.7404	0.7363
Euro – US$	1.0854	1.0563	1.0792	1.0903
Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CA$ or the euro would have an impact on net earnings for CA$ and in the accumulated other comprehensive loss for euro as follows, assuming that all other variables remained constant.

		2024		2023
	CA$	Euro	CA$	Euro

Positive (negative) impact	(190)	(51)	152	(172)
An assumed 5% weakening of the CA$ or of the euro would have had an equal but opposite effect on the above currencies in the amounts shown above, assuming that all other variables remained constant.
Interest rate risk
Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

6
5

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

22.	Financial instruments (continued)
Interest rate risk
(continued)

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
Based on the value of the Company’s
short-
and
long-term
bonds as at November 30, 2024, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income (loss) by approximately $20 (2023 – $42); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.
Cash and money market funds bear interest at variable rates. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.
Based on the average value of variable
interest-bearing
cash and money market funds during the year ended November 30, 2024 of $30,753 (2023 – $20,231), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $154 (2023 – $101); an assumed decrease of 0.5% would have had an equal but opposite effect.
The TD Term Loan and the TD Revolver as at November 30, 2024 are variable rate debt based on SOFR. Based on the value of these loans as at November 30, 2024, an assumed 0.5% increase in SOFR rate would have decreased future cash flows and net profit by approximately $130 and an assumed increase of 0.5% would have had an equal but opposite effect.

23.	Capital management
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
As at November 30, 2024, the Company’s cash deposit is subject to certain credit card arrangements allowing creditors to collateralized outstanding loaned values. In connection with a lease agreement, certain investments included in bonds and money market funds are restricted for an amount corresponding to the outstanding value of the letter of credit issued (note 25 (c)).
As at November 30, 2023, in addition to the credit card arrangements restrictions detailed above, the Company’s cash deposit and brokerage accounts is subject to control agreements relating to the Marathon Term Loan. Furthermore, the Company was required to maintain cash, cash equivalents and eligible short-term investments over time to range of $
15,000
to $
20,000
based on targeted Marathon Adjusted EBITDA.
As at November 30, 2024, cash, bonds and money market funds
amounted
to $9,836 (2023-$40,387).

6
6

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

23.	Capital management (continued)

Currently, the Company’s general
policy
on dividends is to retain cash to keep funds available to finance its growth.
The Company defines capital to include total equity and, prior to June 30, 2023, convertible unsecured senior notes.
The Company is not subject to any externally imposed capital requirements, except those disclosed in Note 16 in relation to the Long-term debt.

24.	Determination of fair values
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
Other financial assets and financial liabilities
The Company has determined that the carrying values of its
short-term
financial assets and financial liabilities, including cash, cash equivalent, trade and other receivables, and accounts payable and accrued liabilities approximate their fair value because of their relatively short period to maturity.
Bonds and money market funds and derivative financial assets and financial liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).
The Company has determined that the carrying value of its Long-term debt approximates its fair value because it vas issued near the 2024 fiscal year-end.

6
7

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

24.	Determination of fair values (continued)

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
Marathon Warrants
The Marathon Warrants are recognized at fair value and considered Level 3 in the fair value hierarchy. Reasonably possible changes at November 30, 2024, to one of the significant unobservable input, holding other inputs consistent, would have the following effects:

	Net loss
	Increase	Decrease
Expected volatility (10% movement (100 bps))	$(100)	$100

25.	Commitments

(a)	Long-term procurement agreements and research agreements
The Company has
long-term
procurement agreements with third party suppliers in connection with the commercialization of
EGRIFTA SV
®
and Trogarzo
®
. As at November 30, 2024, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $16,001 (2023 – $14,682) for the manufacture of Trogarzo
®
,
EGRIFTA SV
®
and for other various services.
As at November 30, 2024, the Company also had research commitments and outstanding clinical material purchase orders amounting to nil (2023 – $807) in connection with the oncology platform and $1,407 (2023 –
nil
) in connection with a new formulation of tesamorelin and of a multi-dose pen injector developed for this new formulation.

68

THERATECHNOLOGIES
INC
.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

25.	Commitments (continued)

(b)	Licence
On February 3, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”), as amended on April 15, 2020, in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of
Non-Alcoholic
Steatohepatitis (“NASH”) in the general population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, the Company agreed to make clinical development and regulatory approval milestone payments to the MGH, related to the development of tesamorelin and to pay a low single-digit royalty on all sales of
EGRIFTA SV
®
above a certain amount. The aggregate amount of the clinical development milestone payments is $3,000 and for the regulatory milestones is $2,250. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of the Label Expansion for the treatment of any fatty liver disease, including
Non-Alcoholic
Fatty Liver Disease or NASH in the general population.

(c)	Letter of credit
As at November 30, 2024, the Company had an outstanding letter of credit of $429 (2023 – nil) for the lease obligation.

26.	Operating segments
The Company has a single operating segment. As described in Note 3, almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2024	2023	2022

RxCrossroads	$85,804	$81,392	$78,744

Others	62	372	1,313

	$85,866	$81,764	$80,057

As at November 30, 2024, the Company’s
non-current
assets of $9,360 are located in Canada ($9,065), the United States ($64) and Ireland ($231).

69

THERATECHNOLOGIES INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of United States dollars, unless otherwise stated)
Years ended November 30, 2024, 2023 and 2022

27.	Related parties
The key management personnel of the Company are the directors, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Global Commercial Officer and the Senior Vice President and Chief Medical Officer.
Key management personnel compensation comprises:

	2024	2023	2022

Short-term employee benefits	$3,532	$3,259	$3,191

Post-employment benefits	91	95	86

Share-based compensation	2,658	1,355	2,078

	$6,281	$4,709	$5,355

As at November 30, 2024, the key management personnel controlled 1.1% (2023 – 1.1%) of the voting shares of the Company.

28.	Subsequent events
Licensing agreement
On December 3, 2024, the Company has entered into an agreement with Ionis Pharmaceuticals, Inc. (Ionis) to license two investigational
RNA-targeted
medicines developed by Ionis. Under the agreement, the Company receives exclusive rights in Canada to commercialize olezarsen, which is being evaluated for familial chylomicronemia syndrome (FCS) and severe hypertriglyceridemia (sHTG), and donidalorsen, which is being evaluated for the treatment of hereditary angioedema (HAE).
The Company paid $10,000 on December 5, 2024 upon execution of the agreement, which cash equivalent was held in escrow at November 30, 2024 from IQ. The Company also agreed to cash milestone payments based on the achievement of receipt of regulatory approval milestone and receipt of public reimbursement approval milestone (up to $5,750), annual sales targets at three different tiers (up to $7,000) for donidalorsen only. In addition, Ionis will also be entitled to receive tiered double digit royalties on annual net sales of each medicine. Royalties on annual net sales of both medicines will be owed for a period of up to 12 years.
The Company will be responsible for filing, obtaining and maintaining regulatory approval for olezarsen and donidalorsen in Canada. Ionis will be manufacturing and supplying both products to Theratechnologies and has granted the Company a right to manufacture both products in certain limited circumstances.
The term of the licensing agreement with Ionis will continue until the Company permanently ceases commercializing all licensed products in Canada, or unless earlier terminated in accordance with customary termination provisions for transactions of this like-nature.
Tariffs
On February 1, 2025, the President of the United States signed an executive order which provided that, effective February 4, 2025, most goods imported into the United States would be subject to a 25% tariff. The application of the order was subsequently suspended, however there are discussions about the re-introduction of those tariffs on goods exported from Canada to the United States.
EGRIFTA SV
®
is exported to the United States. It is too early to determine whether these tariffs will apply to pharmaceutical products and how they would directly impact the Company. The Company expects that such tariffs, if effective, would have an adverse effect on its financial results.

7
0

Item 19.  Exhibits

1.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)

1.2	Amended and Restated By-laws No.3 of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

1.3	By-laws No.4 of the Company (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

2.1	Amended and Restated Shareholder Rights Plan Agreement dated April 6, 2022 between Theratechnologies Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on April 14, 2022)

2.2	Share Option Plan dated as of May 9, 2023 of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

2.3	Description of Securities Registered Under Section 12 of the Exchange Act

4.1	Amended and Restated Marketing and Distribution Agreement dated March 6, 2017 by and between Theratechnologies Inc. and TaiMed Biologics Inc. (incorporated by reference to Exhibit 99.57 to the Company’s Registration Statement, on Form 40-F filed with the SEC on September 27, 2019)

4.2	Amendment No. 1 to Amended and Restated Marketing and Distribution Agreement effective as of November 6, 2018 by and between Theratechnologies Inc. and TaiMed Biologics Inc. (incorporated by reference to Exhibit 99.58 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.3	Share Purchase Agreement dated February 25, 2019 by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc. (incorporated by reference to Exhibit 99.66 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.4	Amendment No. 1 to Share Purchase Agreement dated August 12, 2019, by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc. (incorporated by reference to Exhibit 99.67 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.5	Amended and Restated Exclusive License Agreement dated February 25, 2019 by and between Transfert Plus, L.P. and Katana Biopharma Inc. (incorporated by reference to Exhibit 99.68 to the Company’s Registration Statement on Form 40-F filed with the SEC on September 27, 2019)

4.6	Amended and Restated License Agreement made as of February 3, 2020 by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and Theratechnologies Inc. (incorporated by reference to Exhibit 99.12 to the Company’s Registration Statement on Form 40-F filed with the SEC on February 25, 2020)

4.7	Investor Rights Agreement dated October 31, 2023, by and between Theratechnologies Inc. and Investissement Québec. (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2023)

4.8	Deferred Compensation Plan for Members of the Board of Directors and Certain Executive Officers of the Company (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 27, 2013)

4.9	Amendment No. 2 to Amended and Restated Marketing and Distribution Agreement effective as of November 5, 2019 by and between Theratechnologies Inc. and TaiMed Biologics Inc. (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.10	First Amendment to the Amended and Restated License Agreement made as of April 15, 2020 by and between The General Hospital Corporation d/b/a Massachusetts General Hospital and Theratechnologies Inc. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.11	First Amendment to the Amended and Restated Exclusive License Agreement effective October 26, 2020 by and between Transfert Plus, L.P. and Theratechnologies Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.12	Amendment No. 2 to Share Purchase Agreement dated March 29, 2021, by and among Transfert Plus, L.P., Aligo Innovation, L.P., Borhane Annabi, Richard Béliveau, Cyndia Charfi, Jean-Christophe Currie, Alain Larocque, Michel Demeule, Sophie Kozelko and Theratechnologies Inc. (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.13	Consulting Agreement made as of May 13, 2021 by and between JP Arena Consulting, LLC, and Theratechnologies Inc. (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.14	Amendment No. 3 to Amended and Restated Marketing and Distribution Agreement effective as of May 18, 2021 by and between Theratechnologies Inc. and TaiMed Biologics Inc. (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.15	Manufacturing and Supply Agreement made as of July 31, 2023, by and among Theratechnologies Inc. and Bachem Americas Inc. (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.16	Employment Agreement made as of March 1, 2020 by and between Paul Lévesque and Theratechnologies Inc. (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.17	Employment Agreement made as of February 21, 2016 by and between Philippe Dubuc and Theratechnologies Inc. (incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.18	Amendment No.1 to Employment Agreement made as of July 27, 2023 by and between Philippe Dubuc and Theratechnologies Inc. (incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.19	Amended and Restated Employment Agreement made as of December 21, 2012 by and between Christian Marsolais and Theratechnologies Inc. (incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.20	Amendment No.1 to Amended and Restated Employment Agreement made as of July 28, 2023 by and between Christian Marsolais and Theratechnologies Inc. (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.21	Employment Agreement made as of April 11, 2022 by and between John Leasure and Theratechnologies Inc. (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.22	Amendment No.1 to the Employment Agreement made as of July 31, 2023 by and between John Leasure and Theratechnologies Inc. (incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.23	Employment Agreement made as of March 29, 2007 by and between Jocelyn Lafond and Theratechnologies Inc. (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.24	Amendment No.1 to the Employment Agreement made as of July 5, 2012 by and between Jocelyn Lafond and Theratechnologies Inc. (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.25	Amendment No.2 to the Employment Agreement made as of July 27, 2023 by and between Jocelyn Lafond and Theratechnologies Inc. (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.26	Amendment No.3 to the Employment made as of December 15, 2023 by and between Jocelyn Lafond and Theratechnologies Inc. (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

4.27	Logistics Services Agreement made as of May 29, 2024, by and between RxCrossroads 3PL LLC and Theratechnologies Inc.

4.28	Logistics Services Agreement made as of May 29, 2024, by and between McKesson Specialty Care Distribution LLC and Theratechnologies Inc.

4.29	Office Lease Agreement made as October 30, 2024, by and between Centurian Peel/Metcalfe Properties Inc. and Theratechnologies Inc.

4.30	Credit Agreement made as of November 27, 2024, by and between Investissement Québec and Theratechnologies Inc.

4.31	Credit Agreement made as of November 27, 2024, by and among Theratechnologies Inc. and The Toronto-Dominion Bank

4.32	License Agreement made as of December 3, 2024, by and between Ionis Pharmaceuticals, Inc. and Theratechnologies Inc.

4.33	Amendment No. 5 to the Employment Agreement made as of December 23, 2024, by and between Christian Marsolais and Theratechnologies Inc.

4.34	Amendment No. 4 to the Employment Agreement made as of December 23, 2024, by and between Jocelyn Lafond and Theratechnologies Inc.

4.35	Amendment No. 2 to the Employment Agreement made as of December 23, 2024, by and between John Leasure and Theratechnologies Inc.

4.36	Amendment No. 1 to the Employment Agreement made as of December 23, 2024, by and between Paul Lévesque and Theratechnologies Inc.

4.37	Amendment No. 2 to the Employment Agreement made as of December 23, 2024, by and between Philippe Dubuc and Theratechnologies Inc.

8.	Significant Subsidiaries of the Registrant

11.1	Code of Business Conduct & Ethics of the Company (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

11.2	Insider Trading Policy, dated November 29, 2021. (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

12.1	Certificate of CEO pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act

12.2	Certificate of CFO pursuant to Rule 13a-14(a) or 15(d)-14(a) of the Exchange Act

13.1	Certificate of CEO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of CFO pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.	Consent of KPMG

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on February 21, 2024)

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104.	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THERATECHNOLOGIES INC.

Date: February 26, 2025	By:	/s/ Paul Lévesque
Name: Paul Lévesque
President and Chief Executive Officer

154